Form 20-F
period 2000-12-31
GENESYS SA
filed 2001-06-29
CIK 1125276

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                   FORM 20-F

                               ----------------

                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

       (SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15d-2 OF THE SECURITIES
           EXCHANGE ACT OF 1934 (CONTAINS FINANCIAL STATEMENTS ONLY))

                  For the fiscal year ended December 31, 2000
                        Commission file number 001-16451

                               ----------------

                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)

                 N/A                               Republic of France
  (Translation of registrant's name        (Jurisdiction of incorporation or
            into English)                            organization)

     Le Regent--4 rue Jules Ferry, BP 1145, 34008 Montpellier Cedex, France
                    (Address of principal executive offices)

   Securities registered or to be registered pursuant to Section 12(b) of the
                                   Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                                        Name of each exchange on
Title of each class                                         which registered
-------------------                                     ------------------------
American Depositary Shares, each representing one-half
 of one ordinary share, nominal value (Euro) 5 per
 share................................................    Nasdaq Stock Market
Ordinary shares, nominal value (Euro) 5 per share*....    Nasdaq Stock Market

--------
* Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                of the Act: None

   Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2000): Ordinary shares, (Euro) 5 nominal value: 9,342,381

   Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [_]

   Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [_] Item 18 [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            SPECIAL FINANCIAL REPORT

                               TABLE OF CONTENTS

Introductory Note...........................................................   2

Item 5. Operating and Financial Review and Prospects........................   2

Item 11. Quantitative and Qualitative Disclosures about Market Risk.........  12

Item 18. Financial Statements............................................... F-1

                               INTRODUCTORY NOTE

   In February 2001, the Securities and Exchange Commission declared effective the registration statement on Form F-4 (File No. 333-55392) that we filed in connection with our acquisition of Vialog Corporation. That registration statement did not contain financial statements for the year ended December 31, 2000. Accordingly, we are filing this special financial report pursuant to Rule 15d-2 under the Securities and Exchange Act of 1934, as amended, to provide our financial statements for the fiscal year ended December 31, 2000. Although Rule 15d-2 does not require us to do so, we have also included a discussion of our financial condition and results of operations for the historical periods covered by our financial statements.

Item 5. Operating and Financial Review and Prospects

Overview

   We were founded in Montpellier, France in 1986 to develop automated audio conferencing services. Since then, we have expanded through internal growth and acquisitions to become one of the world's largest independent providers of interactive group communications services, based on sales. We have significantly expanded our global presence and the scope of our service offering since the beginning of 1998. During that period, we have evolved from a regional audio conferencing provider generating 94.9% of our revenues within Europe in 1998 to become a global company earning 50.35% of our revenues outside Europe in 2000. We have also diversified the scope of our products and services. At the beginning of 1998, we provided only audio conferencing services. Since then, we have expanded our services to include video conferencing (beginning in 1998), data collaboration (beginning in the third quarter of 2000) and Web streaming services (beginning in the third quarter of
2000).

   Since the beginning of 2001, we have completed two major acquisitions. In March 2001, we acquired Astound Incorporated, a leading provider of Web conferencing and data collaboration software. In April 2001, we acquired Vialog Corporation, a leading independent provider of conferencing services in the United States. Since both of these acquisitions occurred after the end of 2000, they are not reflected in our accounts at December 31, 2000 and are not discussed below.

Impact of Acquisitions

   One of the primary drivers of our growth since the beginning of 1998 has been our effort to expand our global presence and service offering by making strategic acquisitions. Among the most significant effects of our acquisitions since 1998 have been:

  . Increased revenues. During the three year period ended December 31, 2000, our revenues grew from (Euro) 19.2 million in 1998 to (Euro) 92.4 million in 2000. Companies acquired during 1999 accounted for
     (Euro) 19.2 million in revenues, or approximately 66.8% of total annual revenue growth, in 1999. An additional (Euro) 1.2 million, or 4% of the total annual revenue growth in 1999, was due to the impact of including a full year of revenues in 1999 from companies that were consolidated for less than the full year in 1998. Companies acquired during 2000 accounted for (Euro) 2.5 million in revenues, or approximately 5.7% of total annual revenue growth, in 2000. An additional (Euro) 18.5 million, or 42% of total annual revenue growth in 2000, was due to the impact of including a full year of revenues in 2000 from companies that were consolidated for less than the full year in 1999.

  . Change in composition of revenues and margins. Most of the companies that we have acquired generate a significant proportion of their revenues from operator-assisted services. These services generate higher labor costs, and thus lower margins, than automated unattended conferencing services. As a result, we position operator-assisted service as a complement to our core automated service, and are migrating existing customers from operator-assisted services to higher margin automated services. We also expect to generate a greater proportion of our revenues in the future from data collaboration and Web streaming services.

  . Global presence. Our acquisitions have enabled us to expand our geographic coverage from 5 European countries at the beginning of 1998 to 14 countries in Europe, North America, Australia and Asia at the end of 2000. Based on our experience in marketing global conferencing services, we believe our global coverage enhances our ability to win contracts from the multinational customers that are the world's largest users of conferencing services. One of the effects of our expansion into new markets has been to increase our exposure to exchange rate fluctuations. The impact of exchange rate fluctuations is discussed in more detail below.

  . Increased amortization and financial expenses. We have accounted for all of our acquisitions under the purchase method of accounting. Under this method of accounting, we record the excess of the purchase price over the net assets of acquired companies as goodwill and identifiable intangible and tangible assets, which we amortize on a straight line basis over a period ranging from five to 20 years. The resulting increase in amortization expense has had and will continue to have a significant impact on our results of operations. In 2000, we recorded
     (Euro) 7.0 million in goodwill and other intangibles amortization charges. In connection with our acquisitions, we have also incurred additional indebtedness, which has increased our net financial expenses.

   We intend to continue to make strategic acquisitions to further expand our global presence and to broaden the scope of our services. As we do so, the factors mentioned above may have an increasing impact on our results of operations.

   Our principal acquisitions in 2000 are summarized in the following table:

                                              Purchase
                                              Price in
Name                     Country   Date       millions    Principal benefits to Genesys
----                     --------- ---------- ----------- ----------------------------
Cable & Wireless
 Communications' audio
 and video conferencing  U.K.      April 2000 (Euro) 5.7  Strengthen audio and video
 services in Europe.....                                  conferencing position in
                                                          Europe
Mediactiv/MedLive....... France    June 2000  (Euro) 2.7  Web event expertise
Cote & Com.............. France    July 2000  (Euro) 1.4  Web event expertise
Langages Virtuels
 (EBCS/Axone)........... France    July 2000  (Euro) 13.2 Web streaming expertise
Telcen.................. Australia July 2000  (Euro) 0.9  Expand video conferencing in
                                                          Australia
Telechoice
 Deutschland/Eureka      Germany   Sept. 2000 (Euro) 6.7  Strengthen audio and video
 Global                                                   conferencing position in
 Teleconferencing.......                                  Germany

   We include the results of acquired companies in our results of operations from their respective dates of acquisition. As a result, our historical financial statements are not directly comparable from one period to the next.

Key factors affecting revenues and operating income

Revenue

   We generate our revenues primarily from fees charged to our customers for conferencing and related services. We earn revenues from four principal types of interactive group communications services:

  . Audio conferencing. Historically, we have generated the large majority of our revenues from fees charged to customers for audio conferencing services, which accounted for 81.7% of our total revenues in 2000. Our basic audio conferencing services are billed on a per-line, per-minute basis.

  . Video conferencing. We began offering video conferencing services in 1998, in partnership with VideoWeb, and have significantly expanded those services since our acquisition of VideoWeb in April 1999. In 2000, video conferencing services accounted for approximately 13.0% of total revenues. Our basic video conferencing services are billed on a per-line, per-minute basis.

  . Data collaboration. We began offering data collaboration services in the fourth quarter of 2000, following the launch of our PowerShare application. Data collaboration services are billed on a per-user, per-minute basis.

  . Web streaming. We began offering these services in June 2000, following our acquisition of Mediactiv, and have further strengthened our position since then through the acquisition of Langages Virtuels and Cote&Com. The financial statements for 2000 include seven months of Mediactiv's results of operations, five months of Langages Virtuels' results of operations and five months of Cote & Com's results of operations. In 2000, web streaming services accounted for approximately 1.6% of total revenues. We expect these services to account for a greater proportion of our revenue in future periods as we roll out our Web streaming services on a broader scale. We charge for Web streaming services on a per event basis that takes into account the size and complexity of the services requested.

   For each of our audio, video and data services, the key factors that determine revenues are the volume of minutes sold and the average per-line, per-minute price for the service. We have experienced strong volume growth in each of these types of services since 1998, driven primarily by acquisitions, together with, in the case of audio and video conferencing, strong organic growth. Average per-minute prices for audio conferencing have declined since 1998, primarily as a result of the effect of volume discounts and an emphasis on automated unattended conferencing services, which we bill at lower rates (although with higher margins). The key drivers of Web streaming revenues are the number of events managed and the average per event price for the service.

   We also earn other revenues from the sale of audio and video conferencing equipment. These sales accounted for 3.3% of our total revenues in 2000. We offer conferencing equipment for sale to promote use of our services and as an added benefit to those customers that seek to purchase both their conferencing equipment and their conferencing services from a single supplier.

Cost of Revenue and Gross Profit

   Our cost of revenue consists of operator and technical support salaries and of office expenses for operations staff, depreciation on our teleconferencing bridges and telecommunications equipment, telecommunications costs and equipment product costs. Of these costs, the largest components are operator and technical support salaries and depreciation. Our overall gross margin declined from 57.5% of total sales in 1998 to 55.9% in 2000. This decline resulted primarily from an increase in the percentage of revenues earned from lower margin operator assisted services following the acquisitions of companies with a high percentage of such services, particularly in the United States and the United Kingdom. We expect our gross margin to improve if we are successful in our strategy of migrating existing customers to higher margin automated conferencing services.

Seasonality of Revenues

   We historically have experienced, and expect to continue to experience, seasonal fluctuations in revenues, including relatively low revenues in the third quarter. This seasonality results mainly from decreases in general consumption during the summer vacation periods, particularly in the months of July and August. Because of this seasonality, the rate of revenue growth is typically lower in the third quarter than in other quarters.

Operating income

   Our operating income depends on our revenue, our cost of revenue, and the level of our other operating expenses. Our principal operating expenses are:

  . Research and development costs, which consist primarily of salaries and benefits for research and development personnel, depreciation of research and development equipment and related expenses.

  . Selling and marketing expenses, which consist primarily of the costs of advertising and marketing materials and salaries and benefits paid to sales personnel.

  . General and administrative expenses, which consist primarily of personnel costs and costs for general corporate functions, including finance, accounting, facilities and administration and human resources, and fees for professional services such as consulting, legal and accounting services.

  . Amortization of goodwill and other intangibles, which consists principally of expenses related to the amortization of goodwill from acquisitions, and to a lesser extent, of the amortization of other intangibles.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

   We believe that EBITDA is a meaningful measure of performance and use it for purposes of managing our business and evaluating our financial health. We define EBITDA as operating income (loss) plus depreciation and amortization charges and amortization of goodwill and other intangibles. Our depreciation charges are divided among the line items cost of revenue, research and development, selling and marketing and general and administrative expenses based on the use of the assets being amortized. EBITDA is not a measurement of operating performance calculated in accordance with accounting principles generally accepted in the United States, and should not be considered a substitute for operating income, net income, cash flows from operating activities or other statement of operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States, or as a measure of profitability or liquidity. EBITDA may not be indicative of our historical operating results; nor is it meant to be predictive of potential results. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained in this special financial report may not be comparable to similarly named measures of other companies.

   Our EBITDA increased as a percentage of revenues from 10.7% in 1998 to 14.1% in 1999, then declined to 12.9% in 2000. One of the most important drivers behind our EBITDA margin is the level of our personnel costs, which are divided among the line items cost of revenue, research and development, selling and marketing and general and administrative expenses based on the function of the relevant employees.

Year ended December 31, 2000 compared with year ended December 31, 1999

Revenue

   The following table sets forth our revenues for 1999 and 2000 by category and expressed as a percentage of total revenues.

                                                 Year ended December 31,
                                          -------------------------------------
                                                 1999               2000
                                          ------------------ ------------------
                                          (Euro) in   % of   (Euro) in   % of
                                          thousands revenues thousands revenues
Audio conferencing.......................  42,788     89.2%   75,541     81.7%
Video conferencing and other services....   4,372      9.1%   13,795     14.9%
Products.................................     835      1.7%    3,083      3.4%
                                           ------    ------   ------    ------
Total revenues...........................  47,995    100.0%   92,419    100.0%
                                           ======    ======   ======    ======

   Total revenues increased from (Euro) 48.0 million in 1999 to (Euro) 92.4 million in 2000, an increase of 92.6%. Of the (Euro) 44.4 million increase,
(Euro) 2.5 million, or 5.7% of the increase, was attributable to acquisitions made during 2000. Approximately (Euro) 8.1 million, or 18.2% of the increase in revenues from 1999 to 2000 was due to the impact of currency exchange rate movements, as the euro depreciated against the dollar and other non-euro currencies in which we do business. Approximately (Euro) 18.5 million, or 42% of the increase in revenues from 1999 to 2000 was due to the impact of including a full year of revenues from Williams, Aloha and VideoWeb in 2000, as opposed to including only five, nine and eight months, respectively, in 1999. The remaining (Euro) 15.3 million increase was driven by strong revenue growth in Europe, particularly in the United Kingdom and Germany, due to growth in automated services.

   Audio conferencing. Audio conferencing revenues increased 76.5%, from
(Euro) 42.8 million during 1999 to (Euro) 75.5 million during 2000. Of the
(Euro) 32.7 million increase in audio conferencing revenues, the main part was attributable to impact of including a full year of revenues from Williams and Aloha in 2000, as opposed to including only five and nine months, respectively, in 1999. The remaining increase was driven by strong revenue growth in Europe, particularly in the United Kingdom and France, due to strong growth in automated services.

   Video and data conferencing. Video and data conferencing revenues more than tripled from (Euro) 4.4 million in 1999 to (Euro) 13.8 million in 2000. The
(Euro) 9.4 million increase in revenues was attributable to the consolidation of Williams and VideoWeb revenues for the full year in 2000, compared to five and eight months, respectively, in 1999 and the acquisition of Cable & Wireless' European video conferencing activities in April 2000. The figure for 2000 also includes (Euro) 1.5 million in web streaming revenues. These services were offered for the first time in 2000.

   Geographic composition of revenues. The following table shows our revenues by region for each of 1999 and 2000 and expressed as a percentage of total revenues.

                                                  Year ended December 31,
                                           -------------------------------------
                                                  1999               2000
                                           ------------------ ------------------
                                           (Euro) in   % of   (Euro) in   % of
                                           thousands revenues thousands revenues
Europe....................................  27,861     58.1%   45,886     49.6%
United States.............................  18,158     37.8%   42,097     45.6%
Asia-Pacific..............................   1,976      4.1%    4,436      4.8%
                                            ------    ------   ------    ------
Total revenues............................  47,995    100.0%   92,419    100.0%
                                            ======    ======   ======    ======

   The change in the geographic composition of revenues primarily reflects the impact of including the revenues of Williams and Aloha for the full year in 2000, as opposed to only five and nine months, respectively, in 1999.

Gross Profit

   Gross profit increased from (Euro) 27.4 million in 1999 to (Euro) 51.7 million in 2000. Gross profit declined as a percentage of sales from 57.2% in 1999 to 55.9% in 2000. This reduction in margins resulted from an increase in labor costs as a result of the acquisition of Aloha, Video Web and Williams, which were acquired in the course of 1999 and generate most of their revenues from operator-assisted conferencing. The decline in margins also reflects our acquisitions during the second half of 2000 in the field of Web Streaming, which generates lower margins than audio conferencing. Excluding the impact of acquisitions made during 1999 and 2000, our gross margin increased from 1999 to 2000.

Operating Loss

   Our operating loss increased from (Euro) 0.5 million in 1999 to (Euro) 3.0 million in 2000. The following table sets forth our operating costs and expenses that are not included in cost of revenue for 1999 and 2000 by major components and expressed as a percentage of total revenues.

                                                Year ended December 31,
                                         -------------------------------------
                                                1999               2000
                                         ------------------ ------------------
                                          (Euro)             (Euro)
                                            in       % of      in       % of
                                         thousands revenues thousands revenues
Research and development................   1,629      3.4%    2,613      2.8%
Selling and marketing...................  10,130     21.1%   17,867     19.3%
General and administrative..............  12,952     27.0%   27,165     29.4%
Amortization of goodwill and other
 intangibles............................   3,216      6.7%    7,015      7.6%
                                          ------             ------
Total operating expenses................  27,927     58.2%   54,660     59.1%
                                          ======             ======

Research and Development

   Research and development expenses increased by 60.4% from (Euro) 1.6 million in 1999 to (Euro) 2.6 million in 2000. The increase in research and development costs resulted primarily from additional employees hired in connection with our research and development efforts in connection with data collaboration and enhancements to our TeleMeeting service and our Multi-Conference Manager browser. As a percentage of total revenues, research and development expenses declined from 3.4% in 1999 to 2.8% in 2000. This decrease primarily reflects a broader revenue base (especially after our acquisitions in 1999) over which to spread our research and development expenses.

Selling and Marketing

   Selling and marketing expenses increased by 76.4% from (Euro) 10.1 million in 1999 to (Euro) 17.9 million in 2000. The increase primarily reflects the addition of sales personnel from Williams, which was acquired in July 1999, and Mediactiv, Cote & Com, Langages Virtuels, Telcen, Telechoice and Eureka, each of which were acquired in 2000. It also reflects, to a lesser extent, growth in the size of our global marketing team. As a percentage of total revenues, selling and marketing expenses decreased from 21.1% in 1999 to 19.3% in 2000, reflecting increased usage by our existing customers and greater revenues per sales person.

General and Administrative

   General and administrative costs more than doubled, from (Euro) 13.0 million in 1999 to (Euro) 27.2 million in 2000. As a percentage of total revenues, general and administrative costs increased from 27.0% in 1999 to 29.4% in 2000. The increase in general and administrative costs was primarily due to the recruitment of personnel to handle upgrades to our management information systems and additional accounting and support staff, and consulting and legal fees paid in connection with acquisitions investigated but not completed. The increase also reflects the acquisition of general and administrative personnel from Williams and the companies we acquired during 2000.

Amortization of Goodwill and Other Intangibles

   Amortization of goodwill and other intangibles more than doubled from
(Euro) 3.2 million in 1999 to (Euro) 7.0 million in 2000. This increase primarily reflects the recording of a full year of amortization expenses for Williams, Aloha and VideoWeb in 2000, as opposed to only five, nine and eight months, respectively, during 1999. The increase also reflects goodwill recorded in connection with the acquisitions of Mediactiv, Cote & Com, Langages Virtuels, Telcen, Telechoice and Eureka in 2000.

EBITDA Margin

   Our EBITDA increased from (Euro) 6.8 million in 1999 to (Euro) 12.0 million in 2000. Our EBITDA margin decreased from 14.1% in 1999 to 12.9% in 2000. The decrease in EBITDA margins primarily reflects the impact of increased corporate expenses incurred in preparation for the integration of Vialog. It also reflects the impact of charges associated with the acquisition of Mediactiv, Langages Virtuels, Cote & Com, Eureka and Telcen, each of whom was generating losses at the time it was acquired, as well as charges linked to the creation of new subsidiaries in Norway and Denmark. To a lesser extent, the decrease in EBITDA margin reflects the impact of consolidating Williams, which had lower margins, for a full year in 2000, as opposed to only six months in 1999.

Financial Income (Expense)

   We generated net financial income of (Euro) 0.7 million in 2000, after incurring net financial expense of (Euro) 2.1 million in 1999. The change primarily reflects a significant increase in interest income and other net financial income, primarily reflecting the investment of cash received as a result of a capital increase in June 2000.

Income Tax Expense

   We recorded income tax expense of (Euro) 3.6 million in 2000, as compared with (Euro) 1.3 million in 1999. The increase reflects higher earnings in the countries where we pay income tax, particularly in the United Kingdom and, to a lesser extent, Sweden.

Net Loss

   For the foregoing reasons, we recorded a net loss of (Euro) 6.0 million in 2000, as compared with a net loss of (Euro) 3.8 million in 1999.

Year ended December 31, 1999 compared with year ended December 31, 1998

Revenue

   The following table sets forth our revenues for 1998 and 1999 by category and expressed as a percentage of total revenues.

                                                  Year ended December 31,
                                           -------------------------------------
                                                  1998               1999
                                           ------------------ ------------------
                                           (Euro) in   % of   (Euro) in   % of
                                           thousands revenues thousands revenues
Audio conferencing........................  18,037     93.9%   42,788     89.2%
Video conferencing........................     274      1.4%    4,372      9.1%
Other.....................................     910      4.7%      835      1.7%
                                            ------    -----    ------    -----
Total revenues............................  19,221    100.0%   47,995    100.0%
                                            ======    =====    ======    =====

   Total revenues increased from (Euro) 19.2 million in 1998 to (Euro) 48.0 million in 1999, an increase of 149.7%. Approximately 1.2% of this increase was due to the impact of currency exchange rate movements. Audio conferencing revenues declined as a percentage of revenues from 93.9% of total revenues in 1998 to 89.2% in 1999. Video conferencing revenues increased as a percentage of revenues from 1.4% of total revenues in 1998 to 9.1% of total revenues in 1999.

   Audio conferencing. Audio conferencing revenues increased 137.2%, from
(Euro) 18.0 million in 1998 to (Euro) 42.8 million in 1999. Of the (Euro) 24.8 million increase in audio conferencing revenues, (Euro) 15.5 million, or 62.5% of the increase, was attributable to acquisitions made during 1999, including Aloha and Williams. The remaining (Euro) 9.3 increase was attributable primarily to organic revenue growth in Europe, principally in the United Kingdom and France. This growth was driven primarily by the roll-out of automated services.

   Video conferencing. Video conferencing revenues increased more than fifteen-fold, from (Euro) 0.3 million in 1998 to (Euro) 4.4 million in 1999. Of the
(Euro) 4.1 million increase in revenues, (Euro) 3.8 million, or 92.7% of the increase was attributable to acquisitions made during 1999, mainly including the acquisition of VideoWeb Ltd., a British video conferencing company, in April 1999.

   Geographic composition of revenues. The following table shows our revenues by region for each of 1998 and 1999 and expressed as a percentage of total revenues.

                                                  Year ended December 31,
                                           -------------------------------------
                                                  1998               1999
                                           ------------------ ------------------
                                            (Euro)             (Euro)
                                              in       % of      in       % of
                                           thousands revenues thousands revenues
Europe....................................  18,244     94.9%   27,861     58.1%
United States.............................     447      2.3%   18,158     37.8%
Asia-Pacific..............................     530      2.8%    1,976      4.1%
                                            ------    -----    ------    -----
Total revenues............................  19,221    100.0%   47,995    100.0%
                                            ======    =====    ======    =====

   The change in the geographic composition of revenues resulted primarily from the acquisitions of the U.S.-based companies Aloha and Williams in 1999.

Gross profit

   Gross profit increased from (Euro) 11.0 million in 1998 to (Euro) 27.7 million in 1999. Gross profit declined as a percentage of sales from 57.5% in 1998 to 57.2% in 1999. This slight reduction in gross margins resulted from an increase in labor costs as a result of the acquisitions of Aloha, Williams and VideoWeb, each of which generated most of its revenues from operator-assisted conferencing. The decrease in margins due to these acquisitions more than offset an improvement in gross margins at our other subsidiaries.

Operating Loss

   Our net operating loss decreased from (Euro) 1.0 million in 1998 to
(Euro) 0.5 million in 1999. The following table sets forth our operating costs and expenses for 1998 and 1999 that are not included in cost of revenue by major components and expressed as a percentage of total revenues.

                                                Year ended December 31,
                                         -------------------------------------
                                                1998               1999
                                         ------------------ ------------------
                                          (Euro)             (Euro)
                                            in       % in      in       % of
                                         thousands revenues thousands revenues
Research and development................     910      4.7%    1,629      3.4%
Selling and marketing...................   5,747     29.9%   10,130     21.1%
General and administrative..............   4,014     20.8%   12,952     27.0%
Amortization of goodwill and other
 intangibles............................   1,396      7.3%    3,216      6.7%
                                          ------             ------
Total operating expenses................  12,057     62.7%   27,927     58.2%
                                          ======             ======

Research and Development

   Research and development increased by 79.0%, from 0.9 million in 1998 to
(Euro) 1.6 million in 1999. The increase in research and development costs resulted primarily from our work on enhancements to our

TeleMeeting and Multi Conference Manager products, and also reflects the addition of video conferencing research personnel from VideoWeb. As a percentage of total revenues, research and development expenses declined from 4.7% in 1998 to 3.4% in 1999. This decline principally reflects the acquisition of Williams and Aloha, each of which spent a much smaller percentage of its revenues on research and development than we did.

Selling and Marketing

   Selling and marketing expenses increased by 76.2%, from (Euro) 5.7 million in 1998 to (Euro) 10.1 million in 1999. The increase resulted primarily from the acquisition of Williams. As a percentage of total revenues, selling and marketing expenses decreased from 29.9% in 1998 to 21.1% in 1999, reflecting higher usage by our existing customers and higher average revenue per salesperson, which together offset higher selling and marketing expenses, as a percentage of revenues, at Williams.

General and Administrative

   General and administrative costs more than tripled in absolute terms, increasing from (Euro) 4.0 million in 1998 to (Euro) 13.0 million in 1999. As a percentage of total revenues, general and administrative costs increased from 20.8% in 1998 to 27.0% in 1999. The increase in general and administrative expenses was primarily due to higher general and administrative expenses at Williams, the recruitment of personnel to handle upgrades to our management information systems and additional accounting and support staff, and consulting and legal fees paid in connection with acquisitions.

Amortization of Goodwill and Other Intangibles

   Amortization of goodwill and other intangibles increased from (Euro) 1.4 million in 1998 to (Euro) 3.2 million in 1999, an increase of 130.4%, as a result of additional goodwill recorded in connection with the acquisitions of Aloha, VideoWeb and Williams.

EBITDA Margin

   EBITDA increased from (Euro) 2.1 million in 1998 to (Euro) 6.8 million in 1999, and increased as a percentage of revenues from 10.7% in 1998 to 14.1% in 1999. The improvement in EBITDA margins reflects a strong improvement in profitability at our operations in the United Kingdom due to the deployment of automated services as well as improved profitability in France and Sweden. These improvements in profitability more than offset the effect of consolidating Williams, which had lower margins, for five months in 1999.

Financial Expense

   Financial expense increased from (Euro) 0.3 million in 1998 to (Euro) 2.1 million in 1999 as a result of indebtedness incurred in connection with the acquisitions of Aloha, VideoWeb and Williams.

Income Tax Expense

   Income tax expense increased from (Euro) 0.3 million in 1998 to (Euro) 1.3 million in 1999.This increase resulted from higher earnings in the countries where we pay income taxes, principally in the United Kingdom and Sweden.

Net Loss

   For the reasons outlined above, our net loss increased from (Euro) 1.6 million in 1998 to (Euro) 3.8 million in 1999.

Liquidity and Capital Resources

General

   Our capital requirements are driven primarily by the implementation of our acquisition strategy and capital expenditures on telecommunications and bridging equipment. To date, we have funded our capital requirements through a combination of equity offerings, borrowings including bank financings and convertible debt issuances, and operating cash flow.

   At December 31, 2000, our principal sources of liquidity included
(Euro) 49.7 million in cash and cash equivalents and a total of (Euro) 3.6 million of unutilized short-term credit facilities.

   In connection with the acquisition of Vialog, in April 2001, we and Vialog entered into a U.S.$ 125 million credit facility that will be used refinance existing debt of Genesys and Vialog and for working capital purposes. This facility is described in more detail below. We believe that our capital resources are sufficient to meet our current working capital needs.

Cash Flows

   Cash and cash equivalents increased to (Euro) 49.7 million at the end of December 2000 from (Euro) 13.8 million at the end of December 1999. Operating activities provided cash of (Euro) 9.3 million. Cash of (Euro) 28.2 million was used in investing activities, primarily in connection with the acquisition of Cable & Wireless' audio and video conferencing activities in Europe and the acquisition of MedLive, Mediactiv, Langages Virtuels, Cote & Com, Telcen, Telechoice and Eureka. Cash used in investing activities also reflected capital expenditures of (Euro) 10.6 million for telecommunications bridges and computer equipment and an issuance of (Euro) 5.8 million in promissory notes in connection with the acquisition of Astound. Financing activities provided
(Euro) 54 million, primarily reflecting the closing of an equity offering in June 2000 that provided net proceeds of (Euro) 55.2 million.

Capital Expenditures

   The following table sets forth our capital expenditures for the periods indicated.

                                                                  Year ended
                                                                 December 31,
                                                              ------------------
                                                              1998  1999   2000
                                                              ----- ----- ------
                                                                  ((Euro) in
                                                                  thousands)
Capital expenditures......................................... 3,848 7,465 10,593

   Our capital expenditures relate primarily to bridging equipment necessary to carry the conferencing traffic generated by our services. We make purchases of bridging equipment to keep pace with volume growth, and expect that our capital expenditures as a percentage of sales will decline in future periods as we earn a greater proportion of our revenues from Internet-based activities, which typically involve lower costs for servers and related equipment. Our policy is to purchase additional bridging and streaming capacity when average daily usage reaches 70% of available capacity.

Credit Facility and other outstanding indebtedness

   In April 2001, we and Vialog entered into a credit facility agreement with BNP Paribas, CIBC World Markets and Fortis Bank. We expect to realize substantial savings as the result of the refinancing of existing debt of Vialog and Genesys through this credit facility. The credit facility includes the following tranches:

  . A U.S.$ 50 million senior term loan facility granted to Vialog, to be used by Vialog to refinance its existing debt. This facility matures on April 28, 2006 and bears interest at the rate of LIBOR plus a margin of 2.25%.

  . A U.S.$ 30 million senior term loan facility granted to Vialog, to be used by Vialog to refinance its existing debt. This facility matures on October 31, 2006 and bears interest at the rate of LIBOR plus a margin of 2.75% per annum

  . A U.S.$ 35 million senior term loan facility granted to Genesys, to be used by us to partially refinance our existing debt. This facility matures on April 28, 2006 and bears interest at the rate of LIBOR plus a margin of 2.25% per annum.

  . A U.S.$ 5 million revolving loan facility granted to Vialog, to be used by Vialog for working capital purposes. This facility bears interest at the rate of LIBOR plus a margin of 2.25% per annum.

  . A U.S.$ 5 million revolving loan facility granted to Genesys, to be used by us for working capital purposes. This facility bears interest at the rate of LIBOR plus a margin of 2.25% per annum.

   The above margin levels will be subject to adjustment after the first anniversary of the agreement based on the ratio of our consolidated net indebtedness to consolidated EBITDA. The U.S.$ 50 million and U.S.$ 35 million term loans granted to Vialog and Genesys, respectively, is to be repaid in semi-annual installments in accordance with a schedule set forth in the credit facility agreement. The U.S.$ 30 million facility is to be repaid in one payment at maturity. All amounts borrowed are repayable at any time in whole or in part at the option of the borrower, and the agreement provides for mandatory prepayment under certain conditions. The agreement contains certain financial and non-financial covenants customary for a transaction of this type.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Impact of Exchange Rate Fluctuations

   We prepare our financial statements in euros. In 2000, 46% of our total revenues were recorded in U.S. dollars, 29% in British pounds, and 3% in Australian dollars. Virtually all of the remaining revenues were in euros or European currencies that now have fixed exchange rates against the euro. Purchases and expenses in U.S. dollars, British pounds and Australian dollars represented approximately 43%, 23% and 3%, respectively, of our cost of revenues and operating expenses in 2000. A strengthening of the euro (against which the French franc is fixed) against the U.S. dollar, the British pound, the Australian dollar and other currencies in which we receive revenues could reduce our reported revenues and our reported operating and net income. Since its introduction on January 1, 1999, the euro has declined from U.S.$1.17 per euro to $ 0.8470 per euro as of June 28, 2001. This decline has increased the euro value of the U.S. dollar revenues that we have earned in our U.S. activities. The impact on our revenues of the decline of the euro against various currencies, primarily the dollar and the British pound, is described under "Results of Operations" above. We incurred a net foreign exchange gain of
(Euro) 296,000 in 1998, a net foreign exchange loss of (Euro) 36,000 in 1999 and a net foreign exchange gain of (Euro) 767,000 in 2000. The impact of currency exchange movements on our results of operations is typically mitigated by the fact that we incur expenses in local currency, and that we borrow in local currency in the United Kingdom and the United States, although this does not eliminate the entire impact. The extent to which changes in our revenues have historically been affected by currency exchange rate movements are described above. When deemed appropriate, we have entered into transactions to hedge our exposure to foreign exchange risks incurred in connection with borrowings, including by entering into forward contracts to purchase U.S. dollars and British pounds.

Interest Rate Risk

   We are exposed to interest rate risk in our financing instruments. At December 31, 2000, we had variable rate debt totaling (Euro) 39.2 million and had (Euro) 3.1 million invested in short-term money market accounts bearing variable rates of interest. In order to reduce our exposure to fluctuations in interest rates, we have entered, when deemed appropriate, into transactions to hedge our exposure to interest rates, including by entering an interest rate swap with a notional amount of U.S.$20 million in order to hedge a portion of a U.S.$35 million term loan taken out in connection with our acquisition of Williams. We do not use derivative financial instruments for trading or other speculative purposes.

Item 18. Financial Statements

Report of Independent Auditors.............................................. F-2

Consolidated Balance Sheets................................................. F-3

Consolidated Statements Of Operations....................................... F-4

Consolidated Statements Of Changes In Shareholders' Equity.................. F-5

Consolidated Statements Of Cash Flows....................................... F-6

Notes To Consolidated Financial Statements.................................. F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Genesys S.A.

   We have audited the accompanying consolidated balance sheets of Genesys S.A. as of December 31, 1998, 1999 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 1998, 1999 and 2000. These consolidated financial statements are the responsibility of the Genesys' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genesys S.A. at December 31, 1998, 1999 and 2000, and the consolidated results of its operations and its cash flows for the years ended December 31, 1998, 1999 and 2000, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG AUDIT

                                          /s/ Antoine Peskine
                                          Represented by
                                          Antoine Peskine

Montpellier, France
May 28, 2001

                                  GENESYS S.A.

                          CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)
  (all amounts have been translated from the prior reporting currency, French franc,
                to euro, using the December 31, 1998 fixed rate)

                                                 December 31,
                                  ---------------------------------------------
                                      1998            1999            2000
                                  -------------  --------------  --------------
Assets
Current assets:
  Cash and cash equivalents.....  (Euro) 19,413  (Euro)  13,754  (Euro)  49,705
  Accounts receivable, less
   allowances of (Euro) 152 in
   1998, (Euro) 1,235 in 1999
   and (Euro) 1,431 in 2000.....          5,100          17,138          22,974
  Inventory.....................             86              63             136
  Prepaid expenses and other
   current assets...............            809           1,239           4,523
                                  -------------  --------------  --------------
    Total current assets........         25,408          32,194          77,338
Property and equipment, net.....          5,523          18,904          22,475
Goodwill and other intangibles,
 net............................         20,217          69,820         100,258
Investment in affiliated
 company........................             --             185             109
Deferred tax assets.............            406             502             281
Deferred financing costs, net...             --           1,151             756
Promissory notes................             --              --           5,462
Other assets....................             66             134             490
                                  -------------  --------------  --------------
    Total assets................  (Euro) 51,620  (Euro) 122,890  (Euro) 207,169
                                  =============  ==============  ==============
Liabilities and Shareholders'
 Equity
Current liabilities:
  Bank overdrafts...............  (Euro)     19  (Euro)     499  (Euro)   1,882
  Accounts payable..............          2,187           5,285           8,462
  Accrued liabilities...........            745           3,529           4,244
  Accrued compensation..........            702           1,292           3,956
  Tax payable...................          1,035           2,195           4,750
  Deferred revenue..............            507             304             863
  Current portion of long-term
   debt.........................          2,525           2,135           6,782
  Current portion of capitalized
   lease obligations............            152             646             503
  Other current liabilities.....            300           3,615           3,191
                                  -------------  --------------  --------------
    Total current liabilities...          8,172          19,500          34,633
Long-term portion of long-term
 debt...........................          7,113          61,631          44,041
Long-term portion of capitalized
 lease obligations..............            269             425             382
Commitments and contingencies...             --              --              --
Shareholders' equity:
  Ordinary shares; (Euro) 4.57,
   (Euro) 4.57 and (Euro) 5.00
   nominal value at December 31,
   1998, 1999 and 2000,
   respectively; 6,043,002,
   6,627,607 and 9,342,381
   shares issued and outstanding
   at December 31, 1998, 1999
   and 2000, respectively.......         27,637          30,311          46,712
  Additional paid-in capital....         11,375          15,146          90,199
  Accumulated other
   comprehensive income.........             10           2,671           4,117
  Accumulated deficit...........         (2,956)         (6,794)        (12,766)
                                  -------------  --------------  --------------
                                         36,066          41,334         128,262
  Less cost of treasury shares:
   2,905 shares at December 31,
   2000.........................             --              --            (149)
                                  -------------  --------------  --------------
    Total shareholders' equity..         36,066          41,334         128,113
                                  -------------  --------------  --------------
Total liabilities and
 shareholders' equity...........  (Euro) 51,620  (Euro) 122,890  (Euro) 207,169
                                  =============  ==============  ==============

                       See notes to financial statements

                                  GENESYS S.A.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (in thousands, except share data)
  (all amounts have been translated from the prior reporting currency, French franc,
                to euro, using the December 31, 1998 fixed rate)

                                          Years ended December 31,
                                  -------------------------------------------
                                      1998           1999           2000
                                  -------------  -------------  -------------
Revenue:
  Services....................... (Euro) 18,311  (Euro) 47,159  (Euro) 89,336
  Products.......................           910            836          3,083
                                  -------------  -------------  -------------
                                         19,221         47,995         92,419
Cost of revenue:
  Services.......................         7,517         19,959         38,173
  Products.......................           656            596          2,548
                                  -------------  -------------  -------------
                                          8,173         20,555         40,721
                                  -------------  -------------  -------------
Gross profit.....................        11,048         27,440         51,698
Operating expenses:
  Research and development.......           910          1,629          2,613
  Selling and marketing..........         5,747         10,130         17,867
  General and administrative.....         4,004         12,952         27,165
  Amortization of goodwill and
   other intangibles.............         1,396          3,216          7,015
                                  -------------  -------------  -------------
    Total operating expenses.....        12,057         27,927         54,660
Operating loss...................        (1,009)          (487)        (2,962)
Financial income (expense)
  Interest income................           292            198          1,486
  Interest expense...............          (963)        (2,242)        (3,558)
  Foreign exchange gain (loss)...           296            (36)           767
  Other financial income
   (expense), net................            40             (3)         1,960
                                  -------------  -------------  -------------
Financial expense, net...........          (335)        (2,083)           655
Equity in loss of affiliated
 company.........................            --            (15)           (76)
                                  -------------  -------------  -------------
Loss before taxes................        (1,344)        (2,585)        (2,383)
Income tax expense...............          (293)        (1,253)        (3,589)
                                  -------------  -------------  -------------
Net loss......................... (Euro) (1,637) (Euro) (3,838) (Euro) (5,972)
                                  =============  =============  =============
Basic and diluted net loss per
 share........................... (Euro)  (0.39) (Euro)  (0.60) (Euro)  (0.76)
                                  =============  =============  =============
Number of shares used in
 computing basic and diluted net
 loss per share..................     4,209,669      6,374,278      7,831,257
                                  =============  =============  =============

                       See notes to financial statements

                                  GENESYS S.A.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                       (in thousands, except share data)
  (all amounts have been translated from the prior reporting currency, French franc,
                to euro, using the December 31, 1998 fixed rate)

                                                                                Retained      Accumulated       Share-
                             Ordinary Shares      Additional                    Earnings         Other         holders'
                         -----------------------    Paid-in      Treasury     (Accumulated   Comprehensive      Equity
                          Shares      Amount        Capital       shares        Deficit)     Income (Loss)    (Deficit)
                         --------- ------------- -------------  -----------  --------------  -------------  --------------
Balance at January 1,
 1998................... 3,643,002 (Euro) 16,661 (Euro)     28  (Euro)   --  (Euro)  (1,319) (Euro)   (12)  (Euro)  15,358
Issuance of ordinary
 shares at FF 65.00
 ((Euro) 9.91) per
 share, net of offering
 expenses............... 2,400,000        10,976        11,347           --              --            --           22,323
Components of
 comprehensive loss:
 Net loss...............        --            --            --           --          (1,637)           --           (1,637)
 Unrealized gains on
  investments...........        --            --            --           --              --            38               38
 Foreign currency
  translation...........        --            --            --           --              --           (16)             (16)
                         --------- ------------- -------------  -----------  --------------  ------------   --------------
Total comprehensive
 income (loss)..........        --            --            --           --          (1,637)           22           (1,615)
                         --------- ------------- -------------  -----------  --------------  ------------   --------------
Balance December 31,
 1998................... 6,043,002 (Euro) 27,637 (Euro) 11,375  (Euro)   --  (Euro)  (2,956) (Euro)    10   (Euro)  36,066
Issuance of ordinary
 shares at FF 72.31
 ((Euro) 11.02) per
 share, net of offering
 expenses...............   584,605         2,674         3,771           --              --            --            6,445
Components of
 comprehensive loss:
 Net loss...............        --            --            --           --          (3,838)           --           (3,838)
 Unrealized loss on
  investments...........        --            --            --           --              --           (24)             (24)
 Foreign currency
  translation...........        --            --            --           --              --         2,685            2,685
                         --------- ------------- -------------  -----------  --------------  ------------   --------------
Total comprehensive
 income (loss)..........        --            --            --           --          (3,838)        2,661           (1,177)
                         --------- ------------- -------------  -----------  --------------  ------------   --------------
Balance December 31,
 1999................... 6,627,607 (Euro) 30,311 (Euro) 15,146  (Euro)   --  (Euro)  (6,794) (Euro) 2,671   (Euro)  41,334
Issuance of ordinary
 shares at prices
 ranging from FF 283.01
 ((Euro) 43.14) to FF
 396.03 ((Euro) 60.37)
 per share, net of
 offering expenses...... 2,714,774        12,684        78,800           --              --            --           91,484
Conversion of capital
 into euro and increase
 in par value from
 (Euro) 4.57
 to (Euro) 5.00.........        --         3,717        (3,747)          --              --            --              (30)
Purchase of treasury
 stock..................        --            --            --         (149)             --            --             (149)
Components of
 comprehensive loss:
 Net loss...............        --            --            --           --          (5,972)           --           (5,972)
 Unrealized loss on
  investments...........        --            --            --           --              --           (43)             (43)
 Foreign currency
  translation...........        --            --            --           --              --         1,489            1,489
                         --------- ------------- -------------  -----------  --------------  ------------   --------------
Total comprehensive
 income (loss)..........        --            --            --           --          (5,972)        1,446           (4,526)
                         --------- ------------- -------------  -----------  --------------  ------------   --------------
Balance December 31,
 2000................... 9,342,381 (Euro) 46,712 (Euro) 90,199  (Euro) (149) (Euro) (12,766) (Euro) 4,117   (Euro) 128,113
                         ========= ============= =============  ===========  ==============  ============   ==============

                       See notes to financial statements

                                  GENESYS S.A.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)
  (all amounts have been translated from the prior reporting currency, French franc, to euro, using the December 31, 1998 fixed rate)

                                           Years ended December 31,
                                   -------------------------------------------
                                       1998           1999           2000
                                   -------------  -------------  -------------
Cash flows from operating
 activities:
Net loss.........................  (Euro) (1,637) (Euro) (3,838) (Euro) (5,972)
Adjustments to reconcile net loss
 to net cash provided by (used
 in) operating activities:
 Depreciation and amortization...          1,678          4,023          7,474
 Amortization of goodwill and
  other intangibles..............          1,396          3,216          7,015
 Amortization of deferred
  financing costs and debt
  issuance discount..............             --            347            437
 Allowance for bad debts.........             96            604            297
 Loss on disposal of assets......            479            154             49
 Deferred taxes..................           (175)            73            378
 Equity in loss of affiliated
  company........................             --             15             75
 Changes in unrealized gains
  (losses) on investments........             38            (24)           (43)
Changes in operating assets and
 liabilities, net of effects of
 acquisition of businesses:
 (Increase) in accounts
  receivable.....................         (1,621)        (5,852)        (3,614)
 Decrease in inventory...........              9             25            169
 (Increase) in prepaid expenses..           (274)          (521)          (344)
 Decrease (increase) in other
  assets.........................            (92)         1,650         (1,843)
 (Increase) in intangibles.......            (78)           (15)            --
 Increase in accounts payable and
  accrued liabilities............            634          1,891          2,364
 Increase in accrued
  compensation...................            161            590          2,569
 Increase (decrease) in accrued
  taxes..........................           (240)         1,161          1,861
 (Decrease) in deferred revenue..           (190)          (203)          (740)
 Increase (decrease) in other
  liabilities....................           (212)           649           (830)
                                   -------------  -------------  -------------
Net cash provided by (used in)
 operating activities............            (28)         3,945          9,302
                                   =============  =============  =============
Cash flows from investing
 activities:
Acquisition of customer list.....             --             --         (4,470)
Acquisitions of businesses, net
 of cash acquired................         (2,091)       (53,124)        (7,498)
Acquisition of furniture and
 equipment.......................         (3,848)        (7,465)       (10,593)
Proceeds from sales of furniture
 and equipment...................              7             18            119
Issuance of promissory notes.....             --             --         (5,793)
                                   -------------  -------------  -------------
Net cash used in investing
 activities......................         (5,932)       (60,571)       (28,235)
                                   =============  =============  =============
Cash flows from financing
 activities:
Increase (decrease) in bank
 overdrafts......................            (32)           480          1,099
Net proceeds from issuance of
 convertible bonds...............             --         25,000             --
Net proceeds from issuance of
 common stock....................         22,324             --         55,206
Purchase of treasury stock.......             --             --           (149)
Proceeds from the issuance of
 long-term debt..................            391         33,352          5,376
Principal payments on long-term
 debt............................         (4,215)        (7,059)        (7,971)
Deferred financing costs.........             --         (1,256)            --
                                   -------------  -------------  -------------
Net cash provided by financing
 activities......................         18,468         50,517         53,561
                                   =============  =============  =============
Effect of foreign exchange rate
 changes on cash and cash
 equivalents.....................           (325)           450          1,343
Increase (decrease) in cash and
 cash equivalents................         12,183         (5,659)        35,951
Cash and cash equivalents,
 beginning of period.............          7,230         19,413         13,754
                                   -------------  -------------  -------------
Cash and cash equivalents, end of
 period..........................  (Euro) 19,413  (Euro) 13,754  (Euro) 49,705
                                   =============  =============  =============
Supplemental disclosures of cash
 flow information:
 Interest paid...................  (Euro)    255  (Euro)    382  (Euro)  3,472
 Income taxes paid...............            983            809          1,677
Non-cash investing and financing
 transactions:
 Fixed assets acquired under
  capital leases.................  (Euro)    323  (Euro)     15  (Euro)    397
 Issuance of common stock in
  connection with acquisitions...             --          6,444         22,429
Acquisition of businesses:
 Assets acquired.................  (Euro)  2,147  (Euro) 68,365  (Euro) 28,818
 Liabilities assumed and issued..            (20)        (5,634)        (2,648)
 Common stock issued.............             --         (6,444)       (22,435)
 Acquisition costs incurred in
  connection with probable
  acquisitions...................             --             --          2,914
 Cash paid in connection with
  previous periods acquisitions..             --             --          1,876
 Cash to be paid in the following
  period.........................             --         (1,876)          (920)
                                   -------------  -------------  -------------
 Cash paid.......................          2,127         54,411          7,605
 Less cash acquired..............            (36)        (1,287)          (107)
                                   -------------  -------------  -------------
 Net cash paid for acquisitions
  of businesses..................  (Euro)  2,091  (Euro) 53,124  (Euro)  7,498
                                   =============  =============  =============

                       See notes to financial statements

                                  GENESYS S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              (in thousands, except share data and when indicated)

Note 1. Organization and business

   Genesys S.A., together with its subsidiaries ("the Company"), is a limited liability company organized under the laws of France.

   The Company is a telecommunications service provider specializing in teleconferencing services. It offers to its customers an extensive range of teleconferencing services, including telephone meetings, data-conferencing and videoconferencing.

Note 2. Summary of significant accounting policies

Basis of presentation

   The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States.

   As a publicly traded company on the Nouveau Marche of Euronext Paris since October 1998, the Company publishes consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in France which differ in certain respects from generally accepted accounting principles in the United States.

   The main consolidation principles are as follows:

  . Companies which are wholly owned or which the Company controls are consolidated;
  . Companies over which the Company exercises significant influence but does not control are accounted for under the equity method of accounting;
  .  All significant inter-company transactions and balances are eliminated.

   The following companies have been consolidated:

                                                                 Interest and
              Name                          Location               control
              ----               ------------------------------ --------------
Fully consolidated companies:
Genesys S.A..................... Montpellier, France            Parent company
Genesys Conferencing A.B........ Stockholm, Sweden                   100%
Genesys Conferencing S.A........ Brussels, Belgium                   100%
Genesys Conferencing Ltd........ Thatcham, England                   100%
Darome Teleconferencing GmbH.... Berlin, Germany                     100%
Genesys Conferencing Pte Ltd.... Singapore                           100%
Genesys Conferencing Pty Ltd.,
 formerly Confertel Pty Ltd. ... Melbourne, Australia                100%
Genesys Conferencing Ltd........ Hong Kong                           100%
Genesys Conferencing, Inc....... Denver, USA                         100%
Cote & Com, SARL................ Vincennes, France                   100%
EBCS, SARL...................... Cachan, France                      100%
Axone, SARL..................... Cachan, France                      100%
Mediactiv, S.A.................. Saint Fort sur Gironde, France      100%
Medlive, SARL................... Saint Fort sur Gironde, France      100%
Telechoice, GmbH................ Rodermark, Germany                  100%
Eureka, GmbH.................... Rodermark, Germany                  100%
Affiliates accounted for under
 the equity method:
Genesys Conferencing Iberia..... Madrid, Spain                        20%

                                  GENESYS S.A.

              (in thousands, except share data and when indicated)


Use of estimates

   The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from these estimates.

Translation of financial statements of foreign subsidiaries

   Prior to January 1, 2000, the reporting and the functional currency was the French franc. The consolidated financial statements for all years have been translated from French francs into euro equivalents using the fixed rate of FF
6.55957 per euro as of December 31, 1998. Comparative financial statements reported in euros depict the same trends as would have been presented if the Company had continued to present financial statements in French francs. Financial statements for periods prior to January 1, 2000 will not be comparable to the financial statements of other companies that report in euro which previously reported in currencies other than French franc. The functional currency of each subsidiary is the local currency. In accordance with Statement of Financial Accounting Standard No. 52, assets and liabilities of the Company and its subsidiaries with functional currencies other than the French Franc are translated into French Franc equivalents at the rate of exchange in effect on the balance sheet date. Revenues and expenses are translated at the average exchange rates for the year. Foreign Currency translation gains or losses are recorded as a separate component of shareholders' equity.

   Due to the number of currencies involved, the constant change in currency exposures, and the substantial volatility of currency exchange rates, the effect of exchange rate fluctuations upon future operating results could be significant.

Transactions in foreign currencies

   At year end, foreign currency denominated balances are translated using closing rates of exchange. In accordance with FASB Statement No 52, unrealized gains and losses are recognized in income for the period unless the supporting transactions hedge a foreign currency commitment or a net investment in a foreign entity.

Revenue recognition

   The Company generally recognizes revenue upon completion of conferencing services or at the time of shipment of equipment, assuming that persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is probable, unless the Company has future obligations for installation or has to obtain customer acceptance, in which case revenue is deferred until these obligations are met. Amounts billed in excess of revenue recognized are included as deferred revenue in the accompanying consolidated balance sheets.

Cost of services

   Cost of services consists principally of telephony costs, equipment product costs, operator and operations management salaries and office expenses for operations staff and depreciation on teleconferencing bridges and telecommunications equipment.

Reclassifications

   Certain reclassifications have been made in prior years' financial statements to conform to classification used in the current year. Beginning fiscal year 2000, certain company expenses have been presented using more accurate allocation keys. Such reclassification had no impact on reported net earnings, earnings per share or shareholders' equity.

                                  GENESYS S.A.

              (in thousands, except share data and when indicated)


Cash and cash equivalents

   The Company considers all highly liquid investments with insignificant interest rate risk and purchased with an original maturity of three months or less from the date of purchase to be cash equivalents. Management determines the appropriate classification of its cash equivalents and investment securities at the time of purchase and reevaluates its determination as of each balance sheet date. Management has classified the Company's marketable securities as available-for-sale securities within cash and cash equivalents in the accompanying consolidated financial statements. Unrealized gains and losses on such securities are recorded as a component of comprehensive income.

Inventories

   Video and audio equipment inventories are stated at the lower of cost or market, on a first-in, first-out ("FIFO") basis.

Goodwill

   Goodwill and identifiable intangible assets, which consisted of assembled workforce and customer relationships, result from the excess of the purchase price over the fair value of net tangible assets of businesses acquired. Goodwill and other intangible assets are being amortized on a straight-line basis over the following periods: 4 to 5 years for assembled workforce, 5 to 10 years for customer relationships and 20 years (audio and video teleconferencing) or 5 years (data and web conferencing) for goodwill, which represent their estimated useful lives. The Company measures impairment of goodwill and other intangible assets by considering a number of factors as of each balance sheet date including (i) current operating results of the applicable Acquired Companies, (ii) projected future operating results of the applicable acquired companies, and (iii) any other material event or circumstance that indicates the carrying amount of the assets may not be recoverable. Recoverability of goodwill and other intangible assets is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the acquired company. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Property and equipment

   Property and equipment are stated at cost, net of accumulated depreciation. Property and equipment are depreciated using the straight-line method over estimated useful lives of the assets. The following table shows estimated useful lives of property and equipment:

     Telecommunications equipment................................. 5 years
     Fixtures and fittings........................................ 5 to 10 years
     Office and computer equipment................................ 3 to 5 years
     Furniture.................................................... 5 to 10 years
     Buildings.................................................... 25 years

Impairment of long-lived assets

   In accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company

                                  GENESYS S.A.

              (in thousands, except share data and when indicated)

reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The lowest level at which the Company assesses and measures impairment is the country level. Under SFAS 121, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is assessed using discounted cash flows. Through December 31, 2000, there have been no impairment losses.

Research and development

   The Company maintains engineering departments that, in part, develop features and products for group communications. The Company charges to expense when incurred that portion of the costs of these departments which relates to research and development activities. The remaining costs of these departments are charged to general and administrative expense.

   In 2000, research and development expenses amounted to (Euro) 2,613, which represents 2.8% of total revenue. Expenses relating to software and information system network development classified as general and administrative expenses amounted in 2000 to (Euro) 2,555, which represents 2.7% of total revenue.

Computer software costs

   In accordance with Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal use", the company capitalizes certain costs related to internal use software once specific criteria have been met.

Deferred financing costs

   Costs to obtain debt financing are capitalized and amortized over the life of the related debt using the effective interest method.

Income taxes

   In accordance with Financial Accounting Standards Board Statement No. 109, the Company provides for deferred taxes using the liability method of accounting. Under this method, deferred tax assets and liabilities are determined based on the temporary differences arising between the tax bases of assets and liabilities and their financial reporting amounts, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to reverse. A valuation allowance is recognized if, on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Stock options

   The Company accounts for stock options granted to employees in accordance with the provisions of Accounting Principles Board Statement No. 25 "Accounting for Stock issued to Employees". Under APB 25, no compensation expense is recognized for stock options issued to employees with an exercise price equal to the deemed fair value of the underlying shares. Stock options issued with an exercise price less than the deemed fair value result in deferred compensation which is amortized to expense over the vesting period. No such deferred compensation was recorded by the Company.

   Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", provides an alternative to APB 25 in accounting for stock-based compensation issued to employees using the fair value based method. Companies can elect to continue to apply the provisions of APB 25 but are required by SFAS 123 to disclose the pro forma effect on net income and net income per share as if the fair value basis method had been applied.

                                  GENESYS S.A.

              (in thousands, except share data and when indicated)

   The Company has elected to continue to apply APB 25 and presents the pro forma disclosure required by SFAS 123 in Note 11 to these notes to consolidated financial statements.

Comprehensive income (loss)

   As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". SFAS 130 establishes new rules for the reporting and display of comprehensive income (loss) and its components. The Company's other comprehensive income (loss), as set forth in the accompanying consolidated statements of shareholders' equity, includes net loss, unrealized gains and losses on investments and cumulative foreign currency translation adjustments.

Net earnings per share

   In accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" basic and diluted earnings per share have been presented. Basic earnings per share exclude the dilutive effects of options and reflect only the actual ordinary shares outstanding. Diluted earnings per share include the dilutive effects of options as if they had been exercised. Because the potentially issuable shares from the exercise of stock options would be antidilutive, there are no differences between basic and diluted net loss per share for the Company through December 31, 2000.

   The Company executed a twenty-seven-for-one stock split in December 1997 and a two-for-one stock split in August 1998. All share data in the consolidated financial statements and accompanying notes have been adjusted to reflect these stock splits.

Segment reporting

   Management has reviewed Statement of Financial Accounting Standards No. 131 "Disclosures About Segments of an Enterprise and Related Information" and considered the way its operations are currently organized. Management has concluded that the Company operates currently in three regional segments (Europe, United States and Asia-Pacific) as management internally evaluates and reports the performance of the Company on the basis of these separate 3 business units.

Advertising expense

   The cost of advertising is expensed as incurred. The Company's advertising costs for the years ended December 31, 1998, 1999 and 2000 were (Euro) 563,
(Euro) 925 and (Euro) 2,810, respectively.

Concentration of risk

   Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash equivalents and trade receivables.

   The Company has cash investment policies that limit investments to short-term low-risk instruments. The Company's cash is held primarily in Euros and U.S. dollars and concentrated mainly in 4 banks in France, the United Kingdom, the United States and Belgium.

   The Company sells its services and products to customers in a variety of countries in Europe, United States and Asia-Pacific. The Company performs ongoing credit evaluations of its customers and maintains

                                  GENESYS S.A.

              (in thousands, except share data and when indicated)

allowances for potential credit losses. To date, such losses have been within management's expectations. A summary of the activity in the allowance for doubtful accounts is as follows:

                                              Years ended December 31,
                                        --------------------------------------
                                           1998         1999          2000
                                        ----------  ------------  ------------
   Allowance balance at January 1...... (Euro)  56  (Euro)   152  (Euro) 1,235
   Amounts charged to expense..........        103           798           676
   Amounts written off.................         (7)          (82)         (525)
   Net assets acquired.................        --            367            45
                                        ----------  ------------  ------------
   Allowance balance at December 31.... (Euro) 152  (Euro) 1,235  (Euro) 1,431
                                        ==========  ============  ============

   For all periods presented, no customer represented revenues in excess of 10% of the Company's total consolidated revenues.

Recent accounting pronouncements

   In June 1998, the Financial Accounting Standard Board issued Statement No. 133, "Accounting for the Derivative Instruments and Hedging Activities". The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. This statement is effective for fiscal years beginning after June 15, 2000, and will be adopted by the Company for the year ending December 31, 2001. Because of the Company's minimal use of derivative instruments. management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". The bulletin summarizes some of the Commission's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company has evaluated SAB 101 and it believes that its current revenue recognition complies with the bulletin.

   In March 2000, the Emerging Issues Task Force reached a consensus on Issue 00-2, "Accounting for the Costs of Developing a Web Site". In general, EITF 00-2 states that the costs of developing a web site should be accounted for under provisions of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." EITF 00-2 was adopted by the Company for costs incurred after June 30, 2000.

   In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation". FIN 44 provides guidance for certain issues arising in the application of APB Opinion No. 25 "Accounting for Stock Issued to Employees". The Company adopted this interpretation at July 1, 2000.

Note 3. Acquisitions

   All acquisitions made by the Company have been accounted for under the purchase method of accounting. The results of operations of the acquired businesses are included in the consolidated financial statements from the dates of acquisition.

   On September 30, 1997, the Company acquired all of the issued and outstanding stock of Darome Teleconferencing Ltd. ("Darome Ltd."), a British teleconferencing company specializing in operator assisted

                                  GENESYS S.A.

              (in thousands, except share data and when indicated)

services. The total purchase price was (Euro) 23,852 and consisted of
(Euro) 23,404 (GBP 16,000) in cash and (Euro) 448 of acquisition costs. The total purchase price was allocated as follows:

     Working capital............................................. (Euro)  2,750
     Property & equipment, net...................................         1,451
     Goodwill and other intangible assets........................        19,720
     Other assets................................................             4
     Long-term liabilities.......................................           (73)
                                                                  -------------
                                                                  (Euro) 23,852
                                                                  =============

   The purchase price exceeded the fair value of net tangible assets acquired by (Euro) 19,720. The excess was allocated to goodwill for (Euro) 13,996, amortized over 20 years, assembled workforce for (Euro) 468, amortized over 5 years, and customer relationships for (Euro) 5,256, amortized over 10 years.

   On June 22, 1998, the Company acquired all of the issued and outstanding stock of Confertel Pty, an Australian teleconferencing company. The total purchase price was (Euro) 627 and consisted of (Euro) 584 (AUD 1,060) in cash and (Euro) 43 of acquisition costs. The total purchase price was allocated as follows:

     Working capital................................................. (Euro) 125
     Property & equipment, net.......................................         18
     Goodwill........................................................        483
     Other assets....................................................          1
                                                                      ----------
                                                                      (Euro) 627
                                                                      ==========

   The purchase price exceeded the fair value of net tangible assets acquired by (Euro) 483. The excess was allocated to goodwill and is being amortized over 20 years.

   On August 13, 1998, the Company acquired all of the issued and outstanding stock of US Telemanagement Group, Inc. ("UST"), doing business as Summons Conferencing, an American teleconferencing company specializing in internet services. The total purchase price was (Euro) 1,409 and consisted of
(Euro) 1,386 (U.S.$ 1,550) in cash and (Euro) 23 of acquisition costs. The purchase price exceeded the fair value of the net tangible assets acquired by
(Euro) 1,407. The excess was allocated to goodwill and is being amortized over 20 years.

   On April 1, 1999, Genesys Conferencing, Inc. ("GCI"), a wholly-owned subsidiary of the Company, acquired substantially all of the assets of Aloha Conferencing Inc., an American teleconferencing company. The total purchase price was (Euro) 14,104 and consisted of (Euro) 13,684 (U.S.$ 14,925) in cash and (Euro) 421 of acquisition costs. The total purchase price was allocated as follows:

     Working capital.............................................. (Euro)    727
     Property & equipment, net....................................           584
     Goodwill and other intangible assets.........................        12,710
     Other assets.................................................            83
                                                                   -------------
                                                                   (Euro) 14,104
                                                                   =============

                                 GENESYS S.A.

             (in thousands, except share data and when indicated)

   The purchase price exceeded the fair value of the net tangible assets acquired by (Euro) 12,710. The excess was allocated to goodwill for
(Euro) 10,822, amortized over 20 years, assembled workforce for (Euro) 629, amortized over 5 years, and customer relationships for (Euro) 1,259, amortized over 10 years.

   On April 13, 1999, the Company acquired all of the issued and outstanding stock of VideoWeb Ltd., a British videoconferencing company. The total purchase price was (Euro) 10,082 and consisted of (Euro) 3,425 (GBP 2,300) in cash, 584,605 shares of Genesys S.A. with a fair market value of (Euro) 6,444 at the time of issuance and (Euro) 213 of acquisition costs. The total purchase price was allocated as follows:

     Working capital.............................................  (Euro)    28
     Property & equipment, net...................................           888
     Goodwill and other intangible assets........................        10,072
     Other assets................................................            32
     Long-term liabilities.......................................          (948)
                                                                  -------------
                                                                  (Euro) 10,082
                                                                  =============

   The purchase price exceeded the fair value of the net tangible assets acquired by (Euro) 10,072. The excess was allocated to goodwill for
(Euro) 8,622, amortized over 20 years, assembled workforce for (Euro) 233, amortized over 5 years, and customer relationships for (Euro) 1,217, amortized over 10 years.

   On July 31, 1999, the Company acquired Conferencing Acquisition Corporation ("CAC"), a subsidiary of Williams Inc., an American teleconferencing company. CAC was an entity established by Williams, Inc. for purposes of effecting the acquisition of certain assets and liabilities of Williams Conferencing by Genesys. The total purchase price was (Euro) 37,428 and consisted of
(Euro) 35,964 (U.S.$ 38,452) in cash and (Euro) 1,464 of acquisition costs. The total purchase price was allocated as follows:

     Working capital............................................. (Euro)  3,033
     Property & equipment, net...................................         5,900
     Goodwill and other intangible assets........................        27,374
     Other assets................................................         1,197
     Long-term liabilities.......................................           (76)
                                                                  -------------
                                                                  (Euro) 37,428
                                                                  =============

   The purchase price exceeded the fair value of net tangible assets acquired by (Euro) 27,374. The excess was allocated to goodwill for (Euro) 23,717, amortized over 20 years, assembled workforce for (Euro) 1,219, amortized over 5 years, and customer relationships for (Euro) 2,438, amortized over 10 years.

   On November 2, 1999, UST and CAC merged into GCI.

   On January 1, 2000, VideoWeb Ltd merged into Genesys Conferencing Ltd (formerly "Darome Ltd").

   In April 2000, the Company acquired the audio and video conferencing activities of Cable & Wireless Communications. The transaction amounted to GBP 3,436 ((Euro) 5.7 million). This investment has been recorded in intangible assets as customer relationships and is being amortized over 10 years.

   On June 6, 2000, the Company acquired 3,999 of the 4,000 issued and outstanding shares of Mediactiv, a French company specializing in the organization of medical conferences on the Internet. The total purchase

                                  GENESYS S.A.

              (in thousands, except share data and when indicated)

price was (Euro) 1,856 and consisted of 30,289 shares of Genesys S.A. with a fair market value of (Euro) 1,829 at the time of issuance and (Euro) 27 of acquisition costs. The purchase price exceeded the fair value of the net tangible assets acquired by (Euro) 1,762. The excess was allocated to goodwill and is being amortized over 5 years.

   On June 6, 2000, as part of the same business acquisition described above, the Company acquired 499 of all 500 shares of the issued and outstanding shares of MedLive, a French holding company. The total purchase price was (Euro) 905 and consisted of (Euro) 586 in cash and 5,288 shares of Genesys S.A. with a fair market value of (Euro) 319 at the time of issuance. The purchase price exceeded the fair value of the net tangible assets acquired by (Euro) 901. The excess was allocated to goodwill and is being amortized over 5 years.

   On July 31, 2000, the Company acquired all of the issued and outstanding stock of Cote&Com, a French company specializing in live webcast of financial presentation, for 31,044 shares of Genesys S.A. with a fair market value of
(Euro) 1,426 at the time of issuance. The purchase price exceeded the fair value of the net tangible assets acquired by (Euro) 1,510. The excess was allocated to goodwill and is being amortized over 5 years.

   On July 31, 2000, the Company acquired all of the issued and outstanding stock of EBCS ("Languages Virtuels"), a French company specializing in multimedia web-streaming and rich media on the Internet, for 155,500 ordinary shares of Genesys S.A. with a fair market value of (Euro) 6,709 at the time of issuance. The purchase price exceeded the fair value of the net tangible assets acquired by (Euro) 6,587. The excess was allocated to goodwill and is being amortized over 5 years.

   On July 31, 2000, as part of the same business acquisition, the Company also acquired all of the issued and outstanding stock of Axone, a company specializing in web events, for 150,000 ordinary shares of Genesys S.A. with a fair market value of (Euro) 6,471 at the time of issuance. The purchase price exceeded the fair value of the net tangible assets acquired by (Euro) 6,570. The excess was allocated to goodwill and is being amortized over 5 years.

   On July 31, 2000, the Company also acquired the audio and video conferencing activities of Telcen, an Australian teleconferencing company, for AUD 1,400 ((Euro) 894) in cash. The purchase price exceeded the fair value of the net tangible assets acquired by (Euro) 793. The excess was allocated to goodwill and is being amortized over 20 years. Telecen activities were subsequently contributed to Genesys Conferencing Pty Ltd.

   On September 20, 2000, the Company acquired all of the issued and outstanding stock of Telechoice Deutschland GmbH, a German company engaged in offering services and trading products in the area of telecommunications, and Eureka Global Teleconferencing Service GmbH, a German Company specializing in audio-, video- and data conferencing, for 124,597 ordinary shares of Genesys S.A. with a fair market value of (Euro) 5,675 at the time of the purchase agreement, and DEM 2,100 ((Euro) 1,074) in cash. The purchase price exceeded the fair value of the net tangible assets acquired by (Euro) 7,268. The excess was allocated to goodwill and is being amortized over 20 years. A contractual additional amount ((Euro) 920) was recorded as goodwill in December 2000.

   The Company announced on October 2, 2000 an agreement to acquire Vialog Corporation (Bedford, Massachusetts), an American company listed on the American Stock Exchange. As part of the transaction, the Company intends to apply for listing on the Nasdaq stock market of American Depositary Shares
(ADSs) representing its underlying ordinary shares. The acquisition agreement provided that Vialog shareholders would receive the ADS equivalent of 0.2563 of a Company's ordinary share in exchange for each share of Vialog common stock, subject to a "collar" which provided that the Vialog shareholders could receive the ADSs equivalent of between 0.2183 of the Company's ordinary shares and
0.3352 of the Company's ordinary shares for each Vialog share depending on the Company's share price at closing. The closing of the acquisition was subject to the approval of Vialog shareholders, the approval of the issuance of the new Company's shares

                                  GENESYS S.A.

              (in thousands, except share data and when indicated)

underlying the ADSs by the Company's shareholders, the satisfaction of various regulatory requirements, the listing of the ADSs on the Nasdaq stock market and other customary closing conditions. Pursuant to the merger agreement, the Company was expected to arrange for Vialog to refinance its existing U.S.$ 90.0 million debt (equivalent to (Euro) 95.9 million) as a condition to the closing of the transaction.

   On September 19, 2000, the Company bought a U.S.$ 2.5 million (equivalent to
(Euro) 2.8 million) convertible promissory note from Astound Incorporated, a Canadian corporation providing services in Web conferencing and data collaboration. During November 2000, the Company purchased an additional U.S.$
2.5 million (equivalent to (Euro) 2.8 million) convertible note from Astound. The notes are convertible into Astound's ordinary shares representing approximately 6.3% of the capital of Astound Incorporated on a fully diluted basis.

   On December 18, 2000, the Company entered into an agreement to acquire all of the outstanding stock and other securities of Astound it did not own at that date. The acquisition agreement provided that Astound shareholders would receive shares exchangeable into 1.0 million Genesys ordinary shares and U.S.$
7.0 million in cash, subject to certain adjustments. In addition to the purchase price, Genesys has agreed to pay Astound shareholders U.S.$ 6,292 (equivalent to (Euro) 6,702) at closing, which represented U.S.$ 5,192 (equivalent to (Euro) 5,530) of proceeds to be received by Astound shortly before closing upon the exercise of outstanding warrants and U.S.$ 1,100 (equivalent to (Euro) 1,172) of proceeds that would be received if outstanding employee held options are exercised in the future. Under the agreement with Astound, the number of shares to be issued by Genesys will be reduced if the average closing price of its shares for a period of 10 trading days ending 3 days prior to the closing is greater than (Euro) 80, and the cash portion of the price will be increased if the average price is between (Euro) 35 and
(Euro) 39. In addition, Genesys will be entering into employment agreements with 11 key employees of Astound and granting options to acquire a total of approximately 225,700 Genesys shares to these employees and the founder of Astound. The acquisition of Astound is subject to the approval by Astound's shareholders of a plan of arrangement, which has to be reviewed by a court in Toronto under Canadian law, approval by Genesys shareholders of the issuance of mandatorily convertible bonds to the Genesys affiliates that will issue the exchangeable shares, and other customary conditions such as regulatory approvals. The Company has agreed with Astound to obtain its shareholders' approval prior to March 31, 2001.

Pro forma information (unaudited)

   The unaudited pro forma consolidated historical results for the years ended December 31, 1998 and 1999 below present the combined results of operations of the Company assuming that the acquisitions of Confertel Pty, UST, VideoWeb Ltd., Aloha Conferencing Inc. and CAC took place at the beginning of 1998.

                                                 Years ended December 31,
                                             -----------------------------------
                                                  1998            1999
                                             --------------  --------------
Net revenues................................ (Euro)  51,919  (Euro)  65,648
Net loss....................................        (13,955)        (12,492)
Net loss per share.......................... (Euro)   (2.91) (Euro)   (2.84)

   The pro forma results include amortization of the goodwill and other intangible assets described above and interest expense on debt assumed to be issued to finance the acquisitions. The pro forma results are not necessarily indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented, nor are they necessarily indicative of future consolidated results.

                                  GENESYS S.A.

              (in thousands, except share data and when indicated)

Note 4. Cash equivalents

   The following is a summary of available-for-sale securities:

                                                      December 31,
                                        ----------------------------------------
                                            1998          1999         2000
                                        ------------- ------------ -------------
Cash equivalents:
  Money market funds................... (Euro)  9,708 (Euro) 2,776 (Euro)  3,096
  Term deposits........................         7,013           --        39,062
                                        ------------- ------------ -------------
                                        (Euro) 16,721 (Euro) 2,776 (Euro) 42,158
                                        ============= ============ =============

   Unrealized holding gains on available-for-sale securities at December 31, 1998 and 1999 were (Euro) 54 and (Euro) 30, respectively. At December 31, 2000, there is no material unrealized holding gains on available-for-sale securities.

Note 5. Property and equipment

   Property and equipment consist of the following:

                                                 December 31,
                                  --------------------------------------------
                                      1998           1999            2000
                                  -------------  -------------  --------------
Telecommunications equipment..... (Euro)  5,856  (Euro) 16,814  (Euro)  23,522
Office and computer equipment....         2,838          8,099          11,913
Leasehold improvements...........           391          1,252           2,128
Construction in process..........             8            684             281
                                  -------------  -------------  --------------
                                          9,093         26,849          37,844
Less accumulated depreciation....        (3,570)        (7,945)        (15,369)
                                  -------------  -------------  --------------
                                  (Euro)  5,523  (Euro) 18,904  (Euro)  22,475
                                  =============  =============  ==============

   The Company leases certain of its equipment under capital leases. The cost of such equipment included in property and equipment was (Euro) 895, (Euro) 962 and (Euro) 1,649 at December 31, 1998, 1999 and 2000, respectively. Accumulated amortization of this equipment was (Euro) 419, (Euro) 610 and (Euro) 1,115 at December 31, 1998, 1999 and 2000, respectively.

Note 6. Goodwill and other intangible assets

   Goodwill and other intangible assets consist of the following:

                                                December 31,
                                 --------------------------------------------
                                     1998           1999            2000
                                 -------------  -------------  --------------
Goodwill........................ (Euro) 16,090  (Euro) 61,600  (Euro)  91,458
Customer relationships..........         5,332         10,431          16,383
Assembled workforce.............           469          2,643           2,797
Costs incurred in connection
 with probable acquisitions.....            --             --           1,682
Licenses........................            22             71              44
                                 -------------  -------------  --------------
                                        21,913         74,745         112,364
Less accumulated amortization...        (1,696)        (4,925)        (12,106)
                                 -------------  -------------  --------------
                                 (Euro) 20,217  (Euro) 69,820  (Euro) 100,258
                                 =============  =============  ==============

                                  GENESYS S.A.

              (in thousands, except share data and when indicated)


   The costs incurred during the year 2000 that relate to probable acquisition of the companies Vialog and Astound were recorded as other intangible assets for (Euro) 1,682 at December 31, 2000. Depreciation will start at acquisition date.

Note 7. Short-term credit facilities

   Borrowings under short-term facilities represent overdraft positions on the Company's bank accounts. Such borrowings bear interest at 6.1% at December 31, 2000. The weighted average interest rate for the Company was 9.4% for 1998, 7.3% for 1999 and 5.4% for 2000. The short-term facilities provide for a maximum amount of borrowings of (Euro) 3.6 million as of December 31, 2000.

Note 8. Long-term debt

   Long-term debt consists of the following:

                                                   December 31,
                                     ------------------------------------------
                                         1998          1999           2000
                                     ------------  -------------  -------------
Term loans, variable rate..........  (Euro) 6,245  (Euro) 36,098  (Euro) 38,601
3% Convertible notes, net of non
 amortized discount of (Euro) 2,761
 in 1999 and (Euro) 659 in 2000....            --         25,242         11,326
British Pound (GBP) denominated
 loan..............................         2,835          1,930            642
Interest free loan from ANVAR,
 payable in installments through
 September, 2002...................           557            496            254
Capital lease obligations..........           421          1,071            885
                                     ------------  -------------  -------------
Total long-term debt...............        10,059         64,837         51,708
Less current portion...............        (2,677)        (2,781)        (7,285)
                                     ------------  -------------  -------------
Long-term debt, less current
 portion...........................  (Euro) 7,382  (Euro) 62,056  (Euro) 44,423
                                     ============  =============  =============

   On July 16, 1999, the Company entered into a new credit agreement ("bridge loan") in order to partially finance the acquisition of CAC. This agreement provides for a U.S.$ 35 million term loan ((Euro) 34.3 million), which bears interest at Libor 1 month plus 1.5% and was to be repaid in 6 semi-annual installments starting in September 2001. The loan contained certain affirmative and negative covenants. The shares of GCI and Genesys Conferencing Ltd. had been pledged to secure this loan. The assets of Genesys S.A. had been secured by its banks in the amount of (Euro) 720 as collateral for the loan issued. The average interest rate for the loan was 7.8% in 2000 and 7.2% in 1999.

   On August 11, 2000, the Company refinanced the bridge loan with a $ 35.0 million multi-currency term loan, which bears interest at Libor 1 month plus 2.0%. The other terms and conditions of the loan (repayment schedule, covenants, pledge and security) have not been modified compared to the bridge loan. The average interest rate for the loan was 8.6% in 2000. At December 31, 2000, the loan bears interest at 8.7%.

   On April 12, 2000, the Company entered into a credit agreement in order to partially finance the acquisition of the audio and video conferencing activities of Cable & Wireless Communications. This agreement provides for a GBP 3.3 million ((Euro) 5.5 million) term loan, which bears interest at 8.3% (fixed rate). This loan was repaid on August 18, 2000.

   The Company also entered into several other term loan agreements with various financial institutions. The average interest rate was 4.8% for 1998, 4.2% for 1999 and 5.8% for 2000. At December 31, 2000, these loans bear interest at an average interest rate of 5.6%. The loans contain certain affirmative and negative covenants.

                                  GENESYS S.A.

              (in thousands, except share data and when indicated)


   On August 6, 1999, the Company issued 1,524,390 3% convertible notes, each with a principal amount of (Euro) 18.37, for (Euro) 16.40 each. Each note is convertible into one share of common stock, and unless converted is due September 1, 2004. The notes are callable at the Company's option. The original issuance discount of (Euro) 3,003 is being amortized as additional interest expense over the life of the notes. 851,056 notes were converted into shares of common stock during the year 2000.

   A GBP 4.0 million ((Euro) 5.8 million) denominated loan was entered into in 1997 in order to partially finance the acquisition of Darome Ltd. The loan bears interest at Libor plus 0.75%. The amount outstanding is repayable in equal quarterly installments through June 30, 2001. The loan contains certain affirmative and negative covenants. The average interest rates for the GBP denominated loan were 8.1%, 6.3% and 6.7% in 1997, 1998 and 1999 respectively. At December 31, 2000, the loan bears interest at 6.7%.

   The Company was granted an interest free loan for FF 2,666 ((Euro) 406) by ANVAR (an agency of the French government) for a research program for the development of videoconferencing services. The loan became due in 1999 as the Company stopped the program after the acquisition of VideoWeb Ltd. in Europe and CAC in the United States. The outstanding amount due at December 31, 2000 ((Euro) 254) will be repaid over a period of 2 years.

   Future repayments of long-term debt, excluding capital lease obligations, are as follows:

     2001.......................................................... (Euro) 6,781
     2002..........................................................       11,639
     2003..........................................................       13,383
     2004..........................................................       18,916
     2005 and thereafter...........................................          102

Note 9. Fair value of financial instruments

   At December 31, 2000, 1999 and 1998, the carrying values of current financial instruments such as cash, accounts receivable and payable, other receivables, accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments. At December 31, 1998, 1999 and 2000, the fair values and carrying values of long-term debt obligations were:

                                   1998                       1999                        2000
                         ------------------------- --------------------------- ---------------------------
                                        Carrying                   Carrying                    Carrying
                          Fair value     value      Fair value       Value      Fair value       Value
                         ------------ ------------ ------------- ------------- ------------- -------------
Long-term debt.......... (Euro) 7,266 (Euro) 7,382 (Euro) 84,248 (Euro) 62,056 (Euro) 53,373 (Euro) 40,270
Of which Convertible
 notes..................          --           --  (Euro) 47,256 (Euro) 25,242 (Euro) 24,680 (Euro) 11,326

   The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues, or where quoted prices are not available, on the present value of future cash flows discounted at borrowing rates currently offered for debt with similar remaining maturities.

Note 10. Shareholders' equity

   In September 1997, the Company issued 1,799,280 ordinary shares in a private placement at a price of FF 55.60 (Euro) 8.48) per share for cash.

                                  GENESYS S.A.

              (in thousands, except share data and when indicated)


   On December 31, 1997, the Company increased the amount of common stock by
(Euro) 16,014 by incorporation of retained earnings and additional paid-in capital.

   On October 6, 1998, the Company sold 2,400,000 ordinary shares on the Nouveau Marche of Euronext Paris at a price of FF 65.00 ((Euro) 9.91) per share. The cash proceeds from this Initial Public Offering were partially used to finance acquisitions.

   On July 6, 1999, the Company issued 584,605 shares at a price of FF 72.31 (equivalent to (Euro) 11.02) per share in exchange for all of the outstanding shares of VideoWeb Ltd.

   On June 6, 2000, in connection with the acquisition of Mediactiv and Medlive, the Company issued 30,289 and 5,288 shares, respectively, at a price of FF 396.03 ((Euro) 60.37) per share in exchange for shares of the acquired companies.

   On June 26, 2000, the Company closed an offering of 1,367,000 shares on the Nouveau Marche of Euronext Paris at a price of (Euro) 39.82 per share. Each share carries an equity warrant issued at a price of (Euro) 2.18; 2 warrants will allow the holder to purchase one of the Company's ordinary shares at an exercise price of (Euro) 54.00 up to the expiration date of June 27, 2003. The net proceeds of the offering were approximately (Euro) 55.5 million.

   On July 31, 2000, in connection with the acquisition of Cote&Com, EBCS ("Languages Virtuels") and Axone, the Company issued 31,044, 155,500 and 150,000 shares, respectively, at prices of FF 301.31 ((Euro) 45.93), FF 283.01 ((Euro) 43.14) and FF 283.01 ((Euro) 43.14) per share, respectively, in exchange for shares of the acquired companies.

   On September 20, 2000, in connection with the acquisition of Telechoice Deutschland GmbH and Eureka Global Teleconferencing Service GmbH, the Company issued 124,597 shares at a price of FF 298.77 ((Euro) 45.54) per share in exchange for shares of the acquired companies.

   On September 29, 2000, the share capital was converted into euros. Consequently, the share capital was increased by (Euro) 3,717 by withdrawal from additional paid-in capital and the par value of the shares was increased from (Euro) 4.57 (FF30.00) to (Euro) 5.00.

Stock repurchase program

   In September 2000, the Board of Directors approved the implementation of a share repurchase program whereby the Company may repurchase up to 683,088 of its ordinary shares. At December 31, 2000, the Company held 2,905 shares for a total cost of (Euro) 149.

Preemptive subscription rights

   Shareholders have preemptive rights to subscribe on a pro rata basis for additional shares issued by the Company for cash. Shareholders may waive their preemptive subscription rights at an extraordinary general meeting of shareholders under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offer of shares.

Dividend rights

   The Company may distribute dividends out of its "distributable profits," plus any amounts held in its reserve which the shareholders decide to make available for distribution, other than those reserves which are specifically required by law or its by-laws. "Distributable profits" consist of its statutory net profits in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or its by-laws.

                                  GENESYS S.A.

              (in thousands, except share data and when indicated)


   The Company must allocate five percent of its statutory net profit for each year to its legal reserve account before dividends may be paid with respect to that year. Such allocation must be made until the amount in the legal reserve is equal to 10 percent of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of the Company's French subsidiaries on a statutory basis. At December 31, 2000, the Company's legal reserve was (Euro) 125. The legal reserve may be distributed to shareholders only upon liquidation of the Company.

Note 11. Employee stock option plans

1998 Stock Plan

   On September 23, 1998, the Board of Directors approved the 1998 Stock Plan ("the 1998 plan") for grants of options for ordinary shares to directors, officers and key employees. A total of 412,890 shares are authorized for issuance under the 1998 plan. Stock options under the 1998 plan are granted at prices equivalent to the offering price. Under the terms of the 1998 plan, the options give the right to purchase one share per option. The options generally vest at a rate of 20% by the first year anniversary ("tranche A"), 50% by the third year anniversary ("tranche B") and the final 30% by the fourth year anniversary ("tranche C"). Shares acquired upon the exercise of stock options must be held for 3 years for tranche A options and 2 years for tranche B options and tranche C options. The options expire eight years after the date of grant. Ordinary shares attributable to awards which have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards.

1999 Stock Plan

   On September 15, 1999, the Board of Directors approved the 1999 Stock Plan ("the 1999 plan") for grants of options for ordinary shares to directors, officers and key employees. A total of 301,483 shares are authorized for issuance under the 1999 plan. Stock options under the 1999 plan are granted at prices equivalent to the average market value of the Company's ordinary shares calculated over the 20 trading sessions prior to the date of grant. The other terms of the 1999 plan are identical to the 1998 plan.

2000 Stock Plan

   On September 8, 2000, the Board of Directors of the Company approved the 2000 Stock Plan ("the 2000 plan") pursuant to the authorization given by the shareholders' meeting held on June 6, 2000. A total of 550,000 shares are authorized for issuance under the 2000 plan. Stock options under the 2000 plan are granted at prices equivalent to the average market value of the Company's ordinary shares calculated over the 20 trading sessions prior to the date of grant. Under the terms of the 2000 plan, the options give the right to purchase one share per option. The options generally vest at a rate of 20% by the first year anniversary ("tranche A"), 50% by the third year anniversary ("tranche B") and the final 30% by the fourth year anniversary ("tranche C"). Shares acquired upon the exercise of stock options must be held for 3 years for tranche A options and 2 years for tranche B options and tranche C options. Options expire eight years after the date of grant. Ordinary shares attributable to awards which have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards.

   On September 8, 2000, the Board of Directors amended the existing 1998, 1999 and 2000 stock option plans with respect to the change of control clause that stipulates that if an individual shareholder or a group of shareholders (acting together) owns more than 25% of the Company's shares, accelerated vesting of options will be possible, at discretion of the Board, and for certain identified employees of the Company.

                                  GENESYS S.A.

              (in thousands, except share data and when indicated)

   Stock option activity under the 1998, 1999 and 2000 plans was as follows:

                                                           Weighted  Weighted
                                                           average    average
                                     Shares                exercise  exercise
                                    available    Options    price      price
                                    for grant  outstanding (in FF)  (in (Euro))
                                    ---------  ----------- -------- -----------
Balance as of December 31, 1997....       --          --        --        --
Authorized.........................  412,890          --        --        --
Granted............................ (412,890)    412,890     65.00      9.91
                                    --------     -------    ------     -----
Balance as of December 31, 1998....       --     412,890     65.00      9.91
Authorized.........................  230,504          --        --        --
Granted............................ (251,483)    251,483    100.49     15.32
Canceled...........................   70,979     (70,979)    65.00      9.91
                                    --------     -------    ------     -----
Balance as of December 31, 1999....   50,000     593,394     80.04     12.20
                                    --------     -------    ------     -----
Authorized.........................  512,458
                                    --------
Granted............................ (335,500)    335,500    334.82     51.04
                                    --------     -------    ------     -----
Canceled...........................   37,542     (37,542)    73.51     11.21
                                    --------     -------    ------     -----
Balance as of December 31, 2000....  264,500     891,352    176.22     26.86
                                    --------     -------    ------     -----

   The following table summarizes the status of stock options outstanding and exercisable at December 31, 2000:

                                                Options outstanding
                                      ----------------------------------------
                                                     Weighted-
                                                      average        Options
                                                     remaining     exercisable
                                        Number    contractual life   Number
Range of exercise price               outstanding    (in years)    exercisable
-----------------------               ----------- ---------------- -----------
FF 65.00 ((Euro) 9.91)...............   313,369         5.8           62,674
FF 100.49 ((Euro) 15.32).............   242,483         6.7           48,497
FF 330.73--FF 350.74 ((Euro) 50.42--
 (Euro) 53.47).......................   335,500         7.6               --
                                        -------         ---          -------
                                        891,352         6.7          111,171
                                        =======         ===          =======

Stock based compensation

   Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                                                  1998       1999       2000
                                                ---------  ---------  ---------
Expected dividend yield........................         0%         0%         0%
Expected volatility............................     0.750      0.525      0.913
Risk-free interest rate........................      3.52%      4.68%      5.40%
Weighted average expected life................. 5.6 years  5.6 years  5.6 years

                                  GENESYS S.A.

              (in thousands, except share data and when indicated)


   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows (in thousands of euros except for earnings per share information):

                                           Years ended December 31,
                                   -------------------------------------------
                                       1998           1999           2000
                                   -------------  -------------  -------------
Pro forma net loss................ (Euro) (1,898) (Euro) (4,731) (Euro) (9,410)
Pro forma net loss per common
 share............................         (0.45)         (0.74)         (1.20)

   The weighted average fair value of options granted during 1998, 1999 and 2000 was as follows:

                                           Years ended December 31,
                                   -------------------------------------------
                                       1998           1999           2000
                                   -------------  -------------  -------------
Options whose price was less than
 the market price of the
 underlying shares on the grant
 date............................. (Euro)   6.52  (Euro)   8.70  (Euro)  46.98
Options whose price was greater
 than the market price of the
 underlying shares on the grant
 date.............................            --             --          39.93

Note 12. Income taxes

   The components of the income tax (benefit) provision are as follows:

                                           Years ended December 31,
                                   -------------------------------------------
                                       1998           1999           2000
                                   -------------  -------------  -------------
Current:                           (Euro)    468   (Euro) 1,180   (Euro) 3,326
--Domestic........................             4              4          1,152
--Foreign.........................           464          1,176          2,174
Deferred:                                   (175)            73            263
--Domestic........................           (40)            84            (14)
--Foreign.........................          (135)           (11)           277
                                   -------------  -------------  -------------
Net income tax provision.......... (Euro)    293   (Euro) 1,253   (Euro) 3,589
                                   =============  =============  =============

   The provision for income taxes differs from the computed "expected" income tax benefit using the French statutory tax rate of, 40%, 37% and 38%, in 1998, 1999 and 2000, respectively, for the following reasons (in thousands):

                                                   December 31,
                                       ---------------------------------------
                                          1998          1999          2000
                                       -----------  ------------  ------------
Income tax benefit at statutory
 rate................................  (Euro) (545) (Euro)  (962) (Euro)  (900)
Increase (reduction) in taxes
 resulting from
Foreign income tax rates different
 from the French statutory tax rate..          (40)         (254)         (192)
Amortization of non-deductible
 goodwill and other intangibles......          565           681         1,422
Change in valuation allowance........          916         1,641         1,753
Offering expenses....................         (583)           --            --
Tax on acquisitions costs of
 companies classified in other
 intangible..........................           --            --         1,174
Other................................          (20)          147           332
                                       -----------  ------------  ------------
Reported current and deferred income
 tax provision.......................  (Euro)  293  (Euro) 1,253  (Euro) 3,589
                                       ===========  ============  ============

                                  GENESYS S.A.

              (in thousands, except share data and when indicated)


   The consolidated net deferred tax asset consists of the following:

                                                     December 31,
                                           -----------------------------------
                                              1997        1999        2000
                                           ----------  ----------  -----------
Total deferred tax liability.............. (Euro) 188  (Euro) 358  (Euro)  400
                                           ----------  ----------  -----------
Net operating loss carryforwards:
--France..................................      1,037       1,007          905
--Belgium.................................        279         274          221
--Germany.................................        540         733          796
--United States...........................         29       1,391          573
--Singapore...............................        127         228          353
--Australia...............................         --          --           30
--Hong Kong...............................         --          29           58
                                           ----------  ----------  -----------
--Total...................................      2,012       3,662        2,936
Other.....................................        242         329        2,587
                                           ----------  ----------  -----------
Total deferred tax asset..................      2,254       3,991        5,523
                                           ----------  ----------  -----------
Net deferred tax assets...................      2,066       3,633        5,123
                                           ----------  ----------  -----------
Valuation allowance.......................     (1,848)     (3,489)      (5,242)
                                           ----------  ----------  -----------
Deferred taxes, net....................... (Euro) 218  (Euro) 144  (Euro) (119)
                                           ==========  ==========  ===========

   The Company has recorded a valuation allowance against deferred tax assets generated in France, Germany, United States, Australia and Hong Kong for all periods presented herein, due to the uncertainty of realization through future operations. The valuation allowance will be reduced at such time as management believes it is more likely than not that the deferred tax assets will be realized. Any reductions in the valuation allowance will reduce future provisions for income tax expense.

   As of December 31, 2000, the Company has French net operating loss carryforwards of approximately (Euro) 2,484, of which (Euro) 1,597 have no expiration date. The remaining net operating loss carryforwards expire in 2002 for (Euro) 203, in 2003 for (Euro) 234 and in 2005 for (Euro) 450 if not utilized. The other net operating loss carryforwards mainly include net operating loss carryforwards in the United States for (Euro) 1,637 which expire in 2019 and in Germany for (Euro) 4,619 which have no expiration date.

Note 13. Commitments and contingencies

Lease contracts

   The Company leases its facilities under long-term operating lease agreements expiring on various dates through November 2010. The Company also leases equipment under long-term operating leases expiring between May 2001 and October 2004. Rent expense for the years ended December 31, 1998, 1999 and 2000 was (Euro) 613, (Euro) 1,420 and (Euro) 2,783, respectively.

                                  GENESYS S.A.

              (in thousands, except share data and when indicated)


   As of December 31, 2000, aggregate minimum lease payments under non cancelable operating leases and commitments were as follows:

   2001............................................................ (Euro) 4,047
   2002............................................................        1,874
   2003............................................................          939
   2004............................................................          669
   2005............................................................          484
   Thereafter......................................................          459
                                                                    ------------
   Total........................................................... (Euro) 8,472
                                                                    ============

   The Company also leases telecommunications bridges through capital lease contracts, which expire in October 2001 in France and March 2001 in Sweden. The Company leases other equipment and cars through capital leases contracts, which expire at various dates through 2004.

   The amounts of future minimum lease payments under those contracts are as follows:

   2001............................................................. (Euro) 559
   2002.............................................................        251
   2003.............................................................        137
   2004.............................................................         13
   Thereafter.......................................................        --
                                                                     ----------
                                                                            960
   Amounts representing interest....................................        (77)
                                                                     ----------
                                                                            883
   Less current portion.............................................       (503)
                                                                     ----------
                                                                     (Euro) 380
                                                                     ==========

Other

   On June 27, 2000, the Company received a preliminary conclusion of a tax audit for Genesys S.A. for the years ended December 31, 1997, 1998 and 1999. The amounts reported in the reassessment notice received from the tax authorities amounted to approximately (Euro) 1.3 million in relation to the deductibility of certain expenses incurred by the parent company such as acquisition costs for companies outside of France, and offering and debt issuance costs. The Company believes that, based on its outside legal counsel and the latest correspondence from the tax authorities, the risk of liability is remote. On September 26, 2000, the tax authorities revised their initial notice from (Euro) 1.3 million to approximately (Euro) 760. The remaining portion will be subject to a further decision to be taken by the European Commission. A loss contingency amounting to (Euro) 63 has been accrued at December 31, 2000.

   The Company's U.S. subsidiary (GCI) currently assesses, collects and pays federal, state and local taxes where it can determine the taxable transport or transmission service, the jurisdiction in which a tax would apply and where it has the ability to assess the tax. When GCI is unable to determine or is unable to assess federal, state and local taxes, it does not. As of December 31, 1999 and 2000, GCI has established a reserve of approximately U.S.$ 569 (equivalent to (Euro) 611) and U.S.$ 195 (equivalent to (Euro) 208) for federal, state and local taxes, which it believes is sufficient to cover taxes, if any, that GCI should have assessed through December 31, 2000, but did not, in the event they become due.

                                  GENESYS S.A.

              (in thousands, except share data and when indicated)


   On August 31 1999, the Company entered into a U.S.$ 20 million interest rate swap agreement to hedge its exposure on a portion of its outstanding debt denominated in U.S.$. The effect of this agreement was to convert underlying variable rate debt based on Libor to fixed rate debt with an interest rate of 6.78%.

   To hedge the exposure risk on foreign currency translation rate, the Company entered on December 5, 2000 into term purchase agreements (forward contracts) for nominal amounts of U.S.$ 30,125 and GBP 1,355 with a purchase date on January 5, 2001. Gains and losses on these transactions are reported in comprehensive income.

   The Company entered into collateral security agreement in favor of banks amounting to (Euro) 1,140.

   The commitments relating to the acquisitions of Vialog and Astound were as follows at December 31, 2000:

  -  (Euro) 78,296 representing the estimated purchase price of Vialog,

  -  (Euro) 49,504 representing the estimated purchase price of Astound,

  -  (Euro) 2,082 for bonus fees.

   In the normal course of business, the Company is at times subject to pending and threatened legal actions and proceedings. Management believes that the outcome of such actions or proceedings is not expected to have a material adverse effect on the financial position of the Company.

Note 14. Employee retirement and benefit plans

   The Company contributes to pensions for personnel in France in accordance with local law, by contributing based on salaries to the relevant government agencies. There exists no actuarial liability in connection with these plans.

   In the United States, the Company sponsors a defined contribution plan which qualifies under section 401(k) of the Internal Revenue Code. All employees are eligible to enroll in the plan and can contribute up to 20% of their eligible wages into the Plan, so long as the total contributions do not exceed dollar limits established under IRS regulations. The Company matches 20% of the employee contributions. During 1999 and 2000, the Company made contributions of approximately U.S.$ 43 (equivalent to (Euro) 46) and U.S.$ 122 (equivalent to
(Euro) 132) to the plan.

   In England, the Company has defined contribution plans whose assets are held separately from those of the Company. Costs recognized for these plans were
(Euro) 25, (Euro) 106 and (Euro) 184 in 1998, 1999 and 2000 respectively.

   French law also requires payment of a lump sum retirement indemnity to all employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. There is no formal plan and no funding of the obligation is required. The Company's obligation is not material to its financial condition, liquidity or results of operations as of December 31, 1998, 1999 and 2000 or for the years ended December 31, 1998, 1999 and 2000.

                                  GENESYS S.A.

              (in thousands, except share data and when indicated)


Note 15. Revenues

   Revenues consist of the following:

                                             Years ended December 31,
                                     -----------------------------------------
                                         1998          1999          2000
                                     ------------- ------------- -------------
Services
--Audioconferencing................. (Euro) 18,037 (Euro) 42,788 (Euro) 75,541
--Videoconferencing &
 Dataconferencing...................           274         4,372        13,795
Products............................           910           835         3,083
                                     ------------- ------------- -------------
Total............................... (Euro) 19,221 (Euro) 47,995 (Euro) 92,419
                                     ============= ============= =============

Note 16. Segment and geographic information

   The Company and its subsidiaries operate in three geographic reportable segments: Europe, United States and Asia-Pacific. The Company makes key decisions and evaluates performance of the Company based on these segments. Transfers between segments are accounted for at amounts that are generally above cost and consistent with the rules and regulations of governing tax authorities. Such transfers are eliminated in the consolidated financial statements. Corporate items include non-operating overhead and research and development expenditures. Corporate assets mainly include research and development telecommunications equipment.

                                  GENESYS S.A.

              (in thousands, except share data and when indicated)


   The following is a summary of operations by segment for the years ended December 31, 1998, 1999 and 2000:

                                                          Asia-                        Inter-
                            Europe      United States    Pacific       Corporate       segment        Total
                         -------------  -------------  ------------  --------------  -----------  -------------
1998
Net sales
  Customers............. (Euro) 18,244  (Euro)    447  (Euro)   530              --           --  (Euro) 19,221
  Intercompany..........           116              6            --              --  (Euro) (122)            --
Operating income
 (loss).................         1,831            (83)         (462) (Euro)  (2,295)          --         (1,009)
Net interest expense
 (income)...............           337             --            (2)             --           --            335
Income (loss) before
 tax....................         1,494            (83)         (460)         (2,295)          --         (1,344)
Income tax expense
 (benefit)..............           424             --          (131)             --           --            293
Total assets............        47,741          2,118         1,404             357           --         51,620
Depreciation and
 amortization...........         1,431              5           124             118           --          1,678
Additions to long-lived
 assets.................         2,575            440           678             155           --          3,848

1999
Net sales
  Customers............. (Euro) 27,861  (Euro) 18,158  (Euro) 1,976              --           --  (Euro) 47,995
  Intercompany..........            28             --            47              --  (Euro)  (75)            --
Operating income
 (loss).................         6,730           (975)         (347) (Euro)  (5,895)          --           (487)
Net interest expense
 (income)...............         1,081          1,006            (3)             --           --          2,083
Income (loss) before
 tax....................         5,634         (1,981)         (343)         (5,895)          --         (2,585)
Income tax expense
 (benefit)..............         1,243             90           (80)             --           --          1,253
Equity in loss of
 affiliated company.....           (15)            --            --              --           --            (15)
Total assets............        55,883         66,810         2,439             520           --        125,652
Depreciation and
 amortization...........         1,726          1,923           227             147           --          4,023
Additions to long-lived
 assets.................         3,342          3,507           392             224           --          7,465

2000
Net sales
  Customers............. (Euro) 45,886  (Euro) 42,097  (Euro) 4,436              --           --  (Euro) 92,419
  Intercompany..........            22            464            --              --  (Euro) (486)            --
Operating income
 (loss).................         7,743          2,437            75  (Euro) (13,217)          --         (2,962)
Net interest expense
 (income)...............        (2,270)         1,605            10              --           --           (655)
Income (loss) before
 tax....................         9,938            832            64         (13,217)          --         (2,383)
Income tax expense
 (benefit)..............         3,231            126           232              --           --          3,589
Equity in loss of
 affiliated company.....           (76)            --            --              --           --            (76)
Total assets............       134,789         66,955         3,862           1,563           --        207,169
Depreciation and
 amortization...........         2,979          3,835           327             334           --          7,474
Additions to long-lived
 assets.................         5,700          3,116           678           1,607           --         11,101

                                  GENESYS S.A.

              (in thousands, except share data and when indicated)


   Geographic area information:

                                                                                                Other
                                                                                               foreign
                            France     United States    England       Sweden     Australia    countries       Total
                         ------------- ------------- ------------- ------------ ------------ ------------ -------------
1998
Sales................... (Euro)  5,608 (Euro)    447 (Euro) 10,144 (Euro) 1,932 (Euro)   445 (Euro)   645 (Euro) 19,221
Long-lived assets.......         1,670           439         1,799          485          310          820         5,523

1999
Sales................... (Euro)  7,386 (Euro) 18,158 (Euro) 16,021 (Euro) 3,152 (Euro) 1,519 (Euro) 1,759 (Euro) 47,995
Long-lived assets.......         1,995        10,839         4,232          527          374          936        18,904

2000
Sales................... (Euro) 10,726 (Euro) 42,097 (Euro) 26,444 (Euro) 5,010 (Euro) 2,918 (Euro) 5,224 (Euro) 92,419
Long-lived assets.......         4,346         9,139         5,022        1,240          667        2,061        22,475

Note 17. Subsequent events

   On February 13, 2001, the Securities and Exchange Commission declared effective the combined Vialog/Genesys proxy statement and prospectus.

   On March 8, 2001, the Board of Directors of the Company decided, based on current conditions, not to exercise its right to adjust the exchange ratio if the Board of Vialog were to decide to exercise its right to terminate the merger agreement. The exchange ratio will thus under current conditions be fixed at a maximum of 0.6703 ADS for each Vialog share, resulting in a maximum dilution rate of 26.5%.

   On March 22, 2001, the Company and Vialog jointly announced that they have received commitments from a bank group for a U.S.$ 125 million senior credit facility that will permit Vialog to refinance its outstanding debt following its acquisition by the Company. In addition to this refinancing, the credit facility will provide for the refinancing of the Company's existing debt .

   On March 23, 2001, the shareholders approved the capital increase required for the acquisitions of Vialog and Astound. The Company announced that the shareholders of Vialog and Astound approved the acquisition of their companies by Genesys. The shareholders of Vialog would receive approximately 24.8% of the outstanding shares of the Company after giving effect to the Astound acquisition. The closing of Vialog acquisition occurred on April 25, 2001 along with the closing of the Company's refinancing of Vialog debt and Genesys existing debt.

   On March 27, 2001, the Company announced the closing of the acquisition of 100% of shares of Astound. As a result, the shareholders of Astound will receive exchangeable shares of Astound, exchangeable at their option into an aggregate of 1,000,000 ordinary shares of the Company and U.S.$ 7 million in cash, subject to certain adjustments, as well as U.S.$ 3.56 million in cash on January 4, 2002, together with interest thereon.

                                   SIGNATURES

   The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this special financial report on its behalf.

                                          GENESYS S.A.

                                          By:      /s/ Pierre Schwich
                                            -----------------------------------
                                                     Pierre Schwich
                                                 Chief Financial Officer

Date: June 29, 2001