Form 20-F
period 2001-12-31
GENESYS SA
filed 2002-06-12
CIK 1125276

As filed with the Securities and Exchange Commission on June 12, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 001-16451

Genesys S.A.

(Exact name of Registrant as specified in its charter)

N/A (Translation of Registrant’s name into English)	l’Acropole, 954-980 Avenue Jean Mermoz 34000 Montpellier France (Address of principal executive offices)	Republic of France (Jurisdiction of incorporation) or organization

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class:	Name of each exchange on which registered:

Ordinary shares, nominal value €5 per share*	Nasdaq Stock Market
American Depositary Shares, each representing one half of one ordinary share, nominal value €5 per share	Nasdaq Stock Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2001):

      Ordinary shares, nominal value €5 per share: 15,271,064

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:     Yes ☑          No ☐

      Indicate by check mark which financial statement item the registrant has elected to follow:

      Item 17 ☐  Item 18 ☑

*	Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
A.Selected Financial Data
B.Capitalization and Indebtedness
C.Reasons for the Offer and Use of Proceeds
D.Risk Factors
Item 4. Information on the Company
A.History and Development of the Company
B.Business Overview
C.Organizational Structure
D.Property, Plants and Equipment
Item 5. Operating and Financial Review and Prospects
A.Operating Results
B.Liquidity and Capital Resources
C.Research and Development, Patents and Licenses, etc.
D.Trend Information
E.Critical accounting policies
Item 6. Directors, Senior Management and Employees
A.Directors and Senior Management
B.Compensation
C.Board Practices
D.Employees
E.Share Ownership
Item 7. Major Shareholders and Related Party Transactions
A.Major Shareholders
B.Related Party Transactions
C.Interests of Experts and Counsel
Item 8. Financial Information
A.Consolidated Statements and Other Financial Information
B.Significant Changes
Item 9. The Offer and Listing
A.Offer and Listing Details
B.Plan of Distribution
C.Markets
D.Selling Shareholders
E.Dilution
F.Expenses of the Issue
Item 10. Additional Information
A.Share Capital
B.Memorandum and Articles of Association
C.Material Contracts
D.Exchange Controls
E.Taxation
F.Dividends and Paying Agents
G.Statement by Experts
H.Documents on Display
I.Subsidiary Information.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
Item 12. Description of Securities other than Equity Securities
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Item 15. [Reserved]
Item 16. [Reserved]
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits
Exhibit Index
U.S. $125 Million Credit Facility - Vialog Corp.

		Page

Item 11.	Quantitative and Qualitative Disclosures about Market Risk	61
Item 12.	Description of Securities other than Equity Securities	61
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	62
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	62
Item 15.	[Reserved]	62
Item 16.	[Reserved]	62
PART III
Item 17.	Financial Statements	62
Item 18.	Financial Statements	62
Item 19.	Exhibits	62

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

      Not applicable.

Item 2.	Offer Statistics and Expected Timetable

      Not applicable.

Item 3.	Key Information

A.  Selected Financial Data

      You should read the following selected financial data together with Item 5 “Operating and Financial Review and Prospects” and our financial statements included under Item 18. Our financial statements have been prepared in accordance with U.S. GAAP. Our results of operations have been significantly impacted in recent years by business combinations, which make it difficult to compare our revenues, operating income and net income from one year to the next. See Item 5 “Operating and Financial Review and Prospects” for a discussion of business combinations that affect the comparability of the information provided below.

      For your convenience, we have translated the 2001 euro amounts into U.S. dollars, using the rate of $1.00 = €1.123, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2001. This does not mean that we actually converted such amounts into U.S. dollars. For periods presented prior to January 1, 2000, the selected financial data presented below have been prepared in French francs and translated into euro using the official fixed exchange rate of €1 = FF6.55957, applicable since January 1, 1999.

	As of and for the year ended December 31,

	1997	1998	1999	2000	2001	2001

	(thousands except share data)
Consolidated statement of operations data:
Revenue:
Services	€8,205	€18,311	€47,159	€89,336	€177,120	$157,720
Products	726	910	836	3,083	1,831	1,631

Total revenues	8,931	19,221	47,995	92,419	178,951	159,351
Cost of revenue:
Services	2,196	7,517	19,959	38,173	74,774	66,584
Products	471	656	596	2,548	1,402	1,249

Total cost of revenues	2,667	8,173	20,555	40,721	76,176	67,833

Gross profit	6,264	11,048	27,440	51,698	102,775	91,518
Operating expenses:
Research and development	1,043	910	1,629	2,613	5,366	4,778
Selling and marketing	2,903	5,747	10,130	17,867	42,718	38,039
General and administrative	2,603	4,004	12,952	27,165	53,920	48,014
Amortization and impairment of goodwill and other intangibles	300	1,396	3,216	7,015	92,037 (1)	81,957

Total operating expenses	6,849	12,057	27,927	54,660	194,041	172,788

Operating loss	(585)	(1,009)	(487)	(2,962)	(91,266)	(81,270)
Financial income (expense), net	(251)	(335)	(2,083)	655	(6,722)	(5,986)
Equity in loss of affiliated company	—	—	(15)	(76)	(55)	(49)

Loss before income taxes and minority interest	(836)	(1,344)	(2,585)	(2,383)	(98,043)	(87,305)
Income tax expense	(349)	(293)	(1,253)	(3,589)	(484)	(431)
Minority interest	(40)	—	—	—	—	—

Net loss	€(1,225)	€(1,637)	€(3,838)	€(5,972)	€(98,527)	$(87,736)

Basic and diluted net (loss) per share	€(0.51)	€(0.39)	€(0.60)	€(0.76)	€(7.65)	$(6.81)
Weighted average number of ordinary shares outstanding	2,388,504	4,209,669	6,374,278	7,831,257	12,878,594	12,878,594

(1)	In 2001, €61.3 million represents impairment of intangibles in accordance with SFAS No. 121.

	As of and for the year ended December 31,

	1997	1998	1999	2000	2001	2001

						(in thousands
	(in thousands of €)					of $)
Consolidated balance sheet data:
Total current assets	11,242	25,408	32,194	77,338	80,465	71,652
Total assets	34,777	51,620	122,890	207,169	410,404	365,453
Total current liabilities	6,754	8,172	19,500	34,633	72,704	64,741
Total long-term liabilities	12,665	7,382	62,056	44,423	174,832	155,683
Total shareholders’ equity	15,358	36,066	41,334	128,113	162,868	145,029
Cash flow statement data:
Cash flows provided by (used in) operating activities	1,718	(28)	3,945	9,302	(18,299)	(16,295)
Cash flows used in investing activities	(23,540)	(5,932)	(60,571)	(28,235)	(36,057)	(32,108)
Cash flows provided by financing activities	28,147	18,468	50,517	53,561	20,701	18,434

EXCHANGE RATE INFORMATION

AND THE EUROPEAN MONETARY SYSTEM

The European Monetary System

      The rate of exchange for the French franc against the euro was fixed on December 31, 1998 at €1.00 = FF 6.55957. Although the introduction of the euro has eliminated exchange rate risks between the French franc and the currencies of the member states of the European Monetary Union, or EMU, there can be no assurance as to the relative strength of the euro against non-EMU currencies. We discuss the extent to which our financial results are subject to currency fluctuations in Item 5 “Operating and Financial Review and Prospects.”

Exchange Rates

      The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rates for the French franc from 1997 through 1998, expressed in French francs per U.S. dollar, and for the euro from 1999 through April 30, 2002, expressed in U.S. dollar per euro. The information concerning the U.S. dollar exchange rate is based on the Noon Buying Rate. We provide the exchange rates below solely for your convenience. We do not represent that French francs or euro were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. The Federal Reserve Bank of New York has ceased publishing the Noon Buying Rates for French francs and other constituent currencies of the euro.

	Period-end	Average
	Rate	Rate(1)	High	Low

	French francs per U.S. dollar
1997	6.02	5.84	6.35	5.19
1998	5.59	5.90	6.21	5.39

(1)	The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period.

	Period-end	Average
	Rate	Rate(1)	High	Low

	U.S. dollar per euro
1999	1.01	1.06	1.18	1.00
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.84
2002 (through May 31, 2002)	0.93	0.92	0.94	0.90
2001
December	0.89	0.89	0.90	0.88
2002
January	0.86	0.88	0.90	0.86
February	0.87	0.87	0.88	0.86
March	0.88	0.88	0.88	0.87
April	0.90	0.89	0.90	0.88
May	0.93	0.92	0.94	0.90

(1)	The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period for year average; on each business day of the month (or portion thereof) for monthly average. On May 31, 2002, the Noon Buying Rate was $1 = €1.07 ($0.93 per €1).

B.  Capitalization and Indebtedness

      Not applicable.

C.  Reasons for the Offer and Use of Proceeds

      Not applicable.

D.  Risk Factors

Risks Relating to Our Company

We may not grow as quickly as we hope because the markets for data conferencing and Web conferencing, which we target for a substantial part of our future growth, are in very early stages of development and may not develop as expected.

      A significant part of our growth strategy relies on expansion in the data conferencing and Web conferencing businesses. While we believe these markets are growing and have tremendous potential, they are currently very small, and we cannot assure you that they will continue to develop significantly or at all. If these markets do not continue to develop, or if they develop more slowly than we anticipate, then we will not grow as quickly or profitably as we hope.

Web conferencing services will compete with our traditional audio and video services, which may cause us to lose market share and to experience lower margins.

      Web conferencing services will compete with our traditional audio and video conferencing services, and if they are perceived as an equal quality but lower-cost alternative to our traditional audio and video conferencing services, we may lose market share or experience lower margins. If high quality Internet-based services are offered by third parties for free or at significantly lower cost than our traditional audio and video conferencing services, any positive effect on our results of operations resulting from our newer Internet-based services may be outweighed by negative effects on our traditional business. If we are unable to successfully respond to changes in Web conferencing technology and pricing models, we may lose customers or experience declining margins.

If we are unable to keep up with rapid changes in technology, our products and services could become obsolete.

      The market for our products and services is marked by rapid technological change, frequent new product introductions and technology enhancements, changes in client demands and evolving industry standards. New products and services based on new or improved technologies or new industry standards can render existing products and services obsolete and unmarketable. To succeed, we will need to enhance our current products and service offerings and develop new products and services on a timely basis to keep pace with developments related to interactive communication technology and to satisfy the increasingly sophisticated requirements of our clients. If we fail to do so, our products and services could become unmarketable, which would adversely affect our business, financial condition and results of operations.

      The process of developing our products and services is extremely complex and requires significant continuing development efforts. Our investments in research and development are significant and are likely to increase. Any delays in developing and releasing enhanced or new products and services or in keeping pace with continuous technological change could harm our business, financial condition and results of operations.

Our services may be interrupted by technological problems or affected by human error, which may cause us to lose customers.

      We depend on the performance of our sophisticated information systems to deliver services to our customers. This dependence will increase as we offer more complex data and Web-based services. Heavy usage of the systems or technological failures could cause delays or could cause the system to break down for a period of time. In October 2000, for example, our Denver, Colorado automated audio conferencing bridge, which services all of our North American automated audio conferencing customers, experienced a technical failure that lasted approximately 45 minutes. The cause for this outage has been ascertained and remedied. Although we have backup systems and perform regular maintenance with a view to minimizing the occurrences of technical failures, we cannot eliminate all risk of technical problems, which are likely to occur from time to time.

      In addition to our technology, we also depend on operators and other employees in connection with the provision of our non-automated services. Notwithstanding the existence of strict security procedures and operating procedures in our call centers, mistakes can arise. In May 2001, an operator in our Denver, Colorado call center inadvertently connected analysts dialing in for an earnings call to a board meeting where a possible acquisition was discussed. This human error necessitated the disclosure of confidential information regarding the proposed acquisition to the public market. If technical problems or human errors occur with regularity or disrupt a significant number of customer communications, or if we experience technical problems or breach security with greater frequency than our competitors, then we might lose customers or incur liability.

We depend on the continued services of a few key executives, and only a limited number of those key executives have service contracts.

      Our future success depends upon the continued service of our executive officers and other key personnel, including our Chairman and Chief Executive Officer, François Legros. If we lose the services of one or more of our executive officers or key employees, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, we may lose business to competitors or may have difficulty implementing our strategy.

Because we have made several significant acquisitions in recent years, our consolidated financial statements are not comparable from period to period, which may make it more difficult for you to evaluate our business.

      Since the beginning of 1997, we have made a number of significant acquisitions. Companies acquired during 2001 accounted for 76.0% of our revenue growth in 2001 and companies acquired during 2000 accounted for 4.4% of our revenue growth in 2001, and for 5.7% of our revenue growth in 2000. Our acquisitions have changed the nature of our business by substantially increasing the proportion of our revenues earned in the United States and the share of our revenues derived from lower margin, operator assisted services. As a result of these acquisitions, our consolidated financial statements included in this annual report are not comparable from period to period, and do not show trends that could be useful in analyzing our historical or forecasting future trends.

Our high level of debt may limit our operating flexibility.

      We are highly leveraged. As of December 31, 2001, we had €149.9 million of financial debt, the bulk of which was incurred under a credit facility agreement that we entered into in April 2001 and thereafter amended. This credit facility requires us to comply with certain covenants, including the maintenance of financial ratios and limits on our capital expenditures. This credit facility is described in more detail under Item 5 “Operating and Financial Review and Prospects — Liquidity and Capital Resources” and is included as an exhibit under Item 19. If we fail to comply with our covenants, our lenders could require us to repay the entire amount outstanding under our credit facility immediately.

      Our high degree of leverage can have important consequences for our business, such as:

•	limiting our ability to make capital investments in order to expand our business;

•	limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements or other purposes;

•	limiting our ability to invest operating cash flow in our business, because we use a substantial portion of these funds to pay debt service and because our covenants restrict the amount of our investments;

•	limiting our ability to withstand business and economic downturns, because of the high percentage of our operating cash flow that is dedicated to servicing our debt; and

•	limiting our ability to pay dividends.

      If we cannot pay our debt service or if we fail to meet our covenants, we could have substantial liquidity problems. In those circumstances, we might have to sell assets, delay planned investments, obtain additional equity capital or restructure our debt. Depending on the circumstances at the time, we may not be able to accomplish any of these actions on favorable terms or at all.

Merger and acquisition related accounting charges may delay and reduce our profitability.

      We recorded significant goodwill and intangible assets in 2001 in connection with our acquisitions of Vialog and Astound. We will be required to amortize some identifiable intangible assets over time, and to test this goodwill and the value of the intangible assets that we acquired each time we prepare our financial statements. In 2001, we recorded goodwill amortization charges of €30.8 million and impairment charges of €61.3 million. While not all of these charges were related to Vialog and Astound, the total amount was significantly increased by the two acquisitions. Goodwill charges and any impairment charges could increase our net loss and extend the time needed for us to reach profitability.

We have historically incurred and may continue to incur net losses, which may adversely affect the trading price of our ordinary shares and the ADSs.

      In the year ended December 31, 2001, we incurred a net loss of €98.5 million. As of December 31, 2001, we had an accumulated deficit of €111.9 million. To date, we have funded our operations and acquisitions primarily from the sale of equity securities, convertible bonds and bank borrowings. We expect to continue to incur significant acquisition-related amortization charges and development, sales and marketing and administrative expenses and, as a result, will need to generate significant revenues to achieve and maintain profitability. We cannot be certain that we will be able to achieve revenue growth sufficient to allow us to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future.

Fluctuations in currency exchange rates could adversely affect our revenues and results of operations.

      Because we conduct our business in 18 different countries, our results of operations can be adversely affected by fluctuations in currency exchange rates. Our results of operations are particularly sensitive to movements in exchange rates between the euro and the U.S. dollar. Our revenues in the United States (including those of our Canadian subsidiary, which uses the U.S. dollar) represented approximately 63.4% of our total 2001 revenues, and approximately 45.6% of our 2000 revenues. Our results of operations are also sensitive to movements in exchange rates of the euro against the British pound.

      Since the introduction of the euro in January 1999, its value has declined substantially against the U.S. dollar and the British pound. As a result of this decline, our revenues stated in euros have been greater than they would have otherwise been. If the euro strengthens against the dollar or the pound, our revenues stated in euros will be lower than they would otherwise be. Although the impact of exchange rate movements on our results of operations is somewhat mitigated by the fact that we incur costs and borrow in the currencies of a number of countries in which we operate, currency exchange rate movements can nonetheless have a considerable impact on our results of operations.

      When deemed appropriate, we enter into transactions to hedge our exposure to foreign exchange risks incurred in connection with borrowings. These efforts, when undertaken, may fail to offset the effect of adverse currency exchange rate fluctuations on our results of operations. For more information concerning our exchange rate exposure, see Item 11 “Quantitative and Qualitative Disclosures About Market Risk” beginning on page 61 of this annual report.

Challenges to our intellectual property rights could cause us to incur costly litigation and, if we are not successful, could result in the loss of a valuable asset and market share.

      Our success depends, in part, upon our technology and other intellectual property rights. To date, we have relied primarily on a combination of copyright, trade secret and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. Litigation to enforce intellectual property rights or protect our trade secrets could result in substantial costs and may not be successful. If we are unable to protect our intellectual property rights, our business, financial condition and results of operations may suffer. The means available to protect our intellectual property rights in France, the United States or any other country in which we operate may not be adequate to fully protect our intellectual property rights. In addition, not all foreign countries protect intellectual property rights to the same extent as do the laws of France or the United States. Similarly, if third parties claim that we infringe on their intellectual property rights, we might be required to incur significant costs and to devote substantial resources to the defense of such claims. If we are not able to defend such claims successfully, we might lose rights to technology that we need to develop our business, which may cause us to lose market share, or we might be required to pay significant license fees for the use of such technology.

If third parties using or claiming prior rights to the name “Genesys” were to successfully prevent us from using the name “Genesys” or “Genesys Conferencing” in some markets, we might be required to establish new or alternative brand names in those markets.

      We do not hold a registered trademark for the name “Genesys” or “Genesys Conferencing” in all jurisdictions where we operate, and in several jurisdictions, including France, third parties have filed objections to our applications for trademarks on “Genesys Conferencing.” In particular, in June 2000, following our trademark application to register the trademark “Genesys Conferencing” in France, Alcatel filed an objection to the claim alleging a risk of confusion with a prior trademark registered in the name of a company acquired by Alcatel in 2000, for the name “Genesys.” Alcatel has also filed claims opposing our European Union and German trademark applications for “Genesys Conferencing.” Since that time, Vivendi Water has also marketed “Genesys” as a concept for pre-treatment of industrial water. If Alcatel, Vivendi Water or other third parties that use or own prior registered trademarks for the name “Genesys” were to successfully prevent us from using the name “Genesys” or “Genesys Conferencing” in some of our markets, this would impair our ability to build a worldwide brand and could require us to spend substantial resources to establish new or alternative brand names in markets where we are unable to use our name.

We use third-party technology in providing our products and services, and our business would be harmed if we were not able to continue using this third-party technology.

      In providing our products and services, we use third-party technology that we license or otherwise obtain the right to use, including teleconferencing platforms, software packages and software development tools. There are inherent limitations in the use and capabilities of the technology that we license from third parties. Our business would be seriously harmed if the providers from whom we license software and technology ceased to deliver and to support reliable products, to enhance their current products in a timely fashion or to respond to emerging industry standards. In addition, third-party technology may not continue to be available to us on commercially reasonable terms or at all. The loss of, or inability to maintain or obtain, this technology could result in significant delays or reductions in services we provide. Furthermore, we might be forced to limit the features available in our current or future product and service offerings.

      In addition, we rely on external service providers for a number of important services, including data conferencing, billing and Web streaming. Some of the companies we use for data conferencing and Web streaming services are small and have not yet reached profitability, and they may be unable to keep pace with the rapid technological changes that characterizes these sectors of the industry. If our third party service suppliers are unable to continue to provide quality services to us, we may be required to find alternative suppliers, which may lead to service interruptions or entail additional cost.

Risks Relating to Our Industry

We may not be able to compete effectively with our competitors, which include some of the largest telecommunications companies in each country in which we operate.

      The market for conferencing services is rapidly changing and intensely competitive. We expect competition to increase as the industry grows. We may not be able to compete successfully against current or future competitors.

      Our principal competitors include major telecommunications companies, including France Telecom in France, British Telecom in the United Kingdom and operators such as AT&T, MCI Worldcom and Global Crossing in the United States. These companies are much larger than us, and have substantially greater financial and other resources than us. Many of the voice and data communications customers of the major telecommunications companies use the conferencing services of those companies without considering alternative service providers. In order to compete with these larger companies, we must offer better service, lower prices or both. While we believe that we successfully do so today, we cannot assure you that we will continue to be able to do so, particularly if substantial financial investments are required to maintain the highest quality standards.

      We also face significant competition from new and existing local and regional telecommunications companies. Such companies often view conferencing, data transmission and Web-based services as essential components of their future growth, and as a result they invest heavily in developing and promoting such services. Unlike us, these companies offer a broad range of telecommunications services in addition to conferencing. Customers might prefer to use companies that provide multiple services, rather than specialist providers. If so, then we might lose customers to multiple service providers, and our results of operations might be adversely affected.

      There are also numerous other teleconferencing specialists, and the relatively low barriers to entry in the teleconferencing market means that there might be additional teleconferencing specialists in the future. The presence of other specialists in the market and low barriers to entry mean that we must provide superior service to differentiate ourselves from our competitors, expand internationally to win contracts with customers seeking international services, and ensure that our prices are competitive.

      In addition, Internet-based services are being increasingly offered by large software companies, such as Microsoft and Oracle, that are larger than us and have greater financial resources than we do. These companies can offer conferencing services as parts of packages that include other business related software, including basic operating system software.

The telecommunications and Internet sectors are experiencing low valuations compared to recent years, and raising capital in these sectors has become difficult.

      Our share price and our ability to raise capital depends in part on the state of the market for shares of telecommunications companies, which in recent months has been characterized by low valuations and difficult conditions for raising new capital. If these market conditions continue, then our share price could be adversely affected, and we could have difficulties if we were to require additional capital to fund our development.

Risks Relating to Our ADSs and Our Ordinary Shares

The market prices of our ordinary shares and ADSs have been volatile, and may continue to be volatile in the future.

      Since our initial public offering in October 1998 through April 30, 2002, the closing price of our ordinary shares ranged from a high of €79.50 per share ($70.79 per share using the December 31, 2001 Noon Buying Rate) to a low of €7.57 per share ($6.74 per share using the December 31, 2001 Noon Buying Rate), and since April 26, 2001 through April 30, 2002, the closing price of our ADSs ranged from a high of $15.59 per ADS to a low of $3.55 per ADS. Recently, the stock market in general and the shares of technology and telecommunications companies in particular have experienced significant price fluctuations. The market prices of our ordinary shares and ADSs may continue to fluctuate significantly in response to various factors, including:

•	quarterly variations in operating results or growth rates;

•	the announcement of technological innovations;

•	the introduction of new products by us and our competitors;

•	changes in estimates by securities analysts;

•	market conditions in the industry;

•	announcements and actions by competitors;

•	regulatory and judicial actions; and

•	general economic conditions.

Our stock option plan includes provisions that could have anti-takeover effects.

      Under our stock option plan, if any shareholder or group of shareholders acquires ownership of more than 25% of our outstanding share capital, our board of directors will have the right to accelerate the vesting of employee stock options granted under our 1998, 1999 and 2000 stock option plans. As of April 30, 2002, options on up to 513,028 shares, representing approximately 3.4% of our share capital, are subject to potential accelerated vesting. The ability of the board of directors to accelerate the vesting of stock options could have the effect of deterring a potential bidder from making an offer to acquire our company without the approval of our board.

Exchange rate fluctuations may adversely affect the U.S. dollar value of our ADSs and our dividends (if any).

      As a holder of ADSs, you may face some exchange rate risk. Although we have no current plans to pay dividends, if and when we do pay dividends, they would be denominated in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of our ADSs on conversion of dividends, if any. Moreover, these fluctuations may affect the dollar price of our ADSs on the Nasdaq Stock Market, whether or not we pay dividends.

We have not yet distributed any dividends to our shareholders, and do not anticipate doing so in the near future.

      We currently intend to use all of our operating cash flow to finance our business and service our debt for the foreseeable future. We have never distributed dividends to our shareholders, and we do not anticipate distributing dividends in the near term. Although we may in the future distribute a portion of our earnings as dividends to shareholders, the determination of whether to declare dividends and, if so, the amount of such dividends will be based on facts and circumstances existing at the time of determination. In addition, our credit agreement prohibits us from paying dividends. Accordingly, we cannot assure you that any dividends will be paid for the foreseeable future.

FORWARD-LOOKING STATEMENTS

      This annual report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Securities and Exchange Commission on Form 6-K, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Examples of such forward-looking statements include:

•	projections of operating revenues, net income, net earnings per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements about the future performance of the conferencing industry;

•	statements about our future economic performance or that of France, the United States or any other countries in which we operate; and

•	statements of assumptions underlying such statements.

      Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

      Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such factors, some of which are discussed under Item 3 “Key Information — Risk Factors” beginning on page 8 of this annual report, include but are not limited to:

•	uncertainties regarding the market for data conferencing and Web conferencing, and the pricing for these services;

•	the effects of technological change;

•	fluctuations in the value of our ordinary shares and ADSs and in the value of the Internet and telecommunications sectors; and

•	competition from telecommunications providers.

      We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

      Forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update them in light of new information or future developments.

Item 4.	Information on the Company

A.  History and Development of the Company

      The legal and commercial name of our company is Genesys S.A. We are a French société anonyme, a form of limited liability stock company, formed in 1986 pursuant to the French Commercial Code for a term of 99 years. Our registered office is located at “L’Acropole,” 954-980 Avenue Jean Mermoz, 34967 Montpellier Cedex 2, France. Our phone number is +33 4 99 13 27 67.

Development of Our Business

      Our company was established in Montpellier, France in 1986. We launched our first major service, TeleMeeting, a fully automated conferencing service, in 1989. From 1990 to 1994, we concentrated our efforts on establishing our presence in the French market, and once achieved, we concentrated on expansion and penetration of the European market from 1994 to 1997. During this time, we launched our Multi-Conference Manager software, which was used to monitor teleconferences. By 1997, we had become the leading conference specialist in Europe in terms of revenue. We subsequently expanded the geographic scope of our business to include the Asia/Pacific Rim and North American regions.

      In 1999, we added video conferencing and data conferencing to complete our product line. In 2000, we created our Web event unit, Genesys Open Media, which is now part of our principal French operating company, Genesys Conferencing France. In January 2001, we launched two new Web-based services: PowerShare, our automated data conferencing service, and Multi-Conference Manager browser, the browser version of our Multi-Conference Manager software.

      In October 2001, we launched our innovative Genesys Meeting Center, the conferencing industry’s first fully integrated audio and Web conferencing platform. Genesys Meeting Center is a platform that incorporates our fully automated TeleMeeting audio conferencing, the Multi-Conference Manager browser, our PowerShare Web conferencing and Astound’s conference center, resulting in a Web-based platform that gives users access to a virtual conference room, available 24 hours per day, 7 days per week.

Acquisitions

      In recent years, our business has grown significantly through acquisitions. Our largest acquisition occurred in April 2001, when we acquired Vialog Corporation, a leading independent provider of conferencing services in North America, which was formed in January 1996. At the time of the acquisition, Vialog was the largest company in North America focused solely on conferencing services. It had four operating centers, state-of-the-art digital conferencing technology, an Internet portal site and an experienced U.S. sales force. Vialog had built a large, stable customer base ranging from Fortune 500 companies to small institutions, including several major long distance telecommunications providers who had outsourced their conferencing services to Vialog. The acquisition of Vialog doubled our customer base and made us the leading conferencing specialist in North America. Following the acquisition, Vialog was merged into our principal U.S. subsidiary, Genesys Conferencing Inc.

      In March 2001, we also acquired the Canadian company Astound Incorporated, which develops and markets software for real-time multimedia data collaboration, application sharing and personalized information delivery. Our PowerShare service, now a part of our Genesys Meeting Center, was developed by Astound, and we began marketing it in June 2000 under a resale arrangement. We believe that the acquisition of Astound strengthened our research and development capabilities, particularly in the area of data collaboration.

      Even before the Vialog and Astound acquisitions, we grew significantly as a result of acquisitions. In 1999, we acquired Aloha Conferencing from Cable & Wireless and the conferencing services unit of Williams Communications. In 2000, we acquired the European audio and video conferencing business of Cable & Wireless, as well as three web event and web streaming companies in France, an audio and video conferencing company in Germany and a video conferencing company in Australia.

      Our acquisitions have had a significant impact on our consolidated results of operations and financial condition. The financial implications of our acquisitions are described under Item 5, “Operating and Financial Review and Prospects.”

Our Shares

      In October 1998, we conducted our initial public offering in France, and our ordinary shares were listed on the Nouveau Marché of Euronext Paris. In April 2001, in connection with our acquisition of Vialog, our shares were listed on NASDAQ in the form of American Depositary Shares, each representing one half of one ordinary share.

B.  Business Overview

Introduction

      We are the world’s leading independent specialist provider of interactive group communications services and applications, based on 2001 revenues. Since 1999, our revenues have more than tripled largely as a result of our acquisitions and, to a lesser extent, through organic growth, increasing from €47.8 million in 1999, to €92.4 million in 2000 to €178.9 million in 2001. Our acquisitions have also shifted our revenue base from a majority in Europe in 1999 (58.1%), to a majority in North America in 2001 (63.4%).

      We believe we provide the most innovative and technologically advanced portfolio of group communications services as well as customized, value-added conferencing. From the simple conference call to the large-scale Internet broadcast, from audio to video, data and rich media, we provide group conferencing and managed event conferencing services, linking remote participants and audiences at any given time, enabling them to work, discuss and exchange ideas and information. We group our services into two categories of interactive group communications:

•	Virtual Group Conferencing. Our Virtual Group Conferencing category encompasses our innovative Genesys Meeting Center, which is a combination of our automated TeleMeeting audio conferencing, our Web-based data collaboration application PowerShare, Astound’s conference center and our proprietary Web technology, Multi-Conference Manager. We also include our video conferencing services in this category.

•	Events and Managed Services. Our Events And Managed Services category assists our customers in achieving the maximum results for any event, from a large scale telephone conference to a fully interactive Webcast. Our Events and Managed Services category encompasses our EventStream and PowerStream applications, which permit synchronized audio and video broadcasting, and our TeleEventservice, a fully operator-managed audio conferencing service.

      The services provided in our two interactive group communications platforms are derived from one or more of the following three types of group communications:

•	audio conferencing;

•	video conferencing; and

•	Web-based conferencing.

      We believe that we have the broadest global presence among all full-service independent group communications specialists, providing service to approximately 17,000 businesses, with more than 1,500 employees in 18 countries in Europe, North America, and the Asia/Pacific Rim region as of December 31, 2001. Our global presence, comprehensive product offering and commitment to innovation have allowed us to attract the business of some of the world’s largest users of group communications services.

      We believe our commitment to emerging interactive group communication tools, applications and technologies has been one of the cornerstones of our growth, and we are moving rapidly to capitalize on the new opportunities provided by the Internet.

Strategy

      We aim to be the world’s leading provider of interactive group communications services and applications in terms of both market share and technology. In pursuit of this goal, we intend to:

•	Aggressively market our global capabilities. We will use our experienced, knowledgeable sales force to aggressively market our global capabilities to multinational customers that we currently serve through only one or a few markets, such as Vialog’s base of multinational companies, all of whom previously used Vialog’s services only in the United States. In addition, we will actively pursue major new international contracts offered in global requests for proposals for one or more interactive group communication services.

•	Enhance profitability and stimulate usage by migrating customers to automated services. We will continue to migrate customers wherever appropriate from operator-assisted services to fully-automated conferencing services. Vialog’s customers, almost all of which used operator-assisted services, have been targeted for migration to automated services, which involve lower costs for the customer but generate higher margins and stimulate usage. In implementing this strategy, we will use our internal sales teams, which are dedicated to servicing existing customers, to promote the benefits of newer services.

•	Continue to provide a comprehensive suite of services designed to provide a full array of integrated real-time communications. We will continue to offer one-stop shopping for a full line of group communications services, from traditional audio and video services to the latest in data collaboration over the Internet and Web streaming technology. We believe that offering both traditional audio and video conferencing as well as, and integrated with, new Internet-based services is essential to winning the business of our target multinational and multi-site national corporations, who are increasingly looking to rationalize and centralize their communication needs.

•	Establish leadership through customer focus and innovation. We invest in and acquire new and innovative services designed to ensure that our services respond to the full range of customer demands. Examples of our commitment to innovation include our integrated Genesys Meeting Center, which has met with significant success since its launch in October 2001, and our Genesys Events and Managed Services, to be deployed to our call centers during 2002 in anticipation of commercial launch. Our Genesys Events and Managed Services is a feature-rich integration of audio, Web and video designed to provide an integrated multimedia platform for investor relations and event conferencing. As we move forward, we intend to focus on systems based on universal standards and open systems, in order to facilitate ease of use by our customers and the development of further innovative services.

•	Broaden distribution channels for our services. We will market customized and individually branded packages to alternative telecommunications providers, business-to-business exchanges and business-oriented Internet portals that seek to outsource the provision of group communications services.

•	Reduce selling, general and administrative costs. We are in the process of a program designed to reduce our selling, general and administrative costs as a percentage of revenues. One way in which we are implementing this strategy is by consolidating our call centers in North America. The consolidation process, launched in February 2002, will transform our six North American call centers into three multimedia “super centers,” to provide higher levels of customer service and improve operating efficiencies.

Our Group Communications Services and Applications

      From the simple conference call to the large-scale Internet broadcast, from audio to video, data and rich media, we provide group conferencing and managed event conferencing services, linking remote participants and audiences at any given time. We group our services into two categories of interactive group communications: virtual group conferencing, and events and managed services. The services that we provide in each of these categories are based on one or more of three types group communications: audio conferencing, video conferencing, or Web-based conferencing.

Virtual Group Conferencing

      We group our integrated audio and Web conferencing service, Genesys Meeting Center, and our video conferencing services under our Virtual Group Conferencing category.

•	Genesys Meeting Center. Genesys Meeting Center is a fully integrated audio and Web conferencing platform, accessible on-demand through the Web and over the phone. Our innovative service takes virtual communication to the next level and permits true real-time, multimedia collaboration. Genesys Meeting Center is a new platform that combines the simplicity of the telephone with the impact of the Internet, turning the PC into a universal communications tool. It incorporates our fully automated TeleMeeting audio conferencing, our proprietary Web technology, Multi-Conference Manager, our PowerShare Web conferencing application and Astound’s conference center resulting in a Web-based platform that gives users access to a virtual conference room 24 hours per day, 7 days per week.

Genesys Meeting Center permits the moderator to manage all aspects of the meeting through the Internet and by a simple click of the mouse. Other features of Genesys Meeting Center include:

•	A unique audio status and control bar next to participants’ names identifies the active speaker and allows the moderator to manage the audio portion of the conference along with the Web portion.

•	The capability of presenters to deliver dynamic multimedia presentations, collaborate and share any application running on their computers, conduct “follow-me” Web tours and jump between applications at any time during the meeting.

•	A comprehensive invitation wizard with Microsoft Outlook® integration, and RSVP and reminder functions for easy invitation management for organizers.

•	Pre-scheduling of polls and pre-selection of Web pages.

•	Waiting room, sub conference rooms, mute and un-mute, surveys and ad hoc voting, and live text chat that can be conducted during the conference and then archived.

•	Advanced streaming and archiving capabilities that permit participants to attend a conference call or working session through their PCs, in real time or at a later date, through archived sessions. Live conferences can be streamed to reach wider audiences throughout the Web.

We host Genesys Meeting Center on our global network with multiple bridge locations across the 18 countries in which we operate. We launched Genesys Meeting Center in October 2001 in North America and in the United Kingdom, and have progressively deployed it throughout the Asia/Pacific Rim region and Europe at the end of 2001 and beginning of 2002. Localized versions in French, German, Swedish, Spanish and Italian are available. We generate revenues from Genesys Meeting Center in two ways. We charge for the Web-based conferencing services in Genesys Meeting Center on a monthly subscription basis based upon the number of “seats” available in the virtual conference room. We also earn revenues from the fully automated audio conferencing services in Genesys Meeting Center on a per participant, per minute basis.

•	Video Conferencing. We offer a multi-point video conference service enabling video connection between two sites or more, no matter what equipment, networks and standards are used. We handle the whole meeting, from inviting participants to the selection of the best networks in relation to the location of the sites involved. The moderator can choose the composition of the images shown on each screen: all sites, the site speaking or any combination of screens. These screen formats can be changed at any time during the meeting. We generate revenues by charging for the service on a per-line, per-minute basis, with enhanced services charged on an added fee basis.

Events and Managed Services

      From a large scale telephone conference to a fully interactive Webcast, our managed event services provide our customers with multiple possibilities to achieve their desired impact. We group our Web-based audio and video streaming applications, EventStream and PowerStream, and our fully-operated assisted audio conferencing service, TeleEvent, under our Events and Managed Services category.

•	EventStream and PowerStream. EventStream and PowerStream are both based on our rich media technology, a powerful interface that enables the synchronization of video and/or audio with texts, images, slides, graphic animation and interactive modules. Conferences or events, can be transmitted live over the Web or recorded for later playback.

Participants can easily join an audio call via telephone and/or click onto a Web presentation with audio or video, over any standard Internet connection. The client chooses how to broadcast the event but can allow participants to choose how they would like to view it. For example, participants may chose to listen in via telephone or through an audio stream over the Internet.

•	TeleEvent. TeleEvent is a fully operator-managed audio conference service designed specifically for large event style conference calls, which can include several thousand participants. Participants may dial-in from any location, or the operator will dial-out to them. An operator takes full control of the conference, ensuring that the delivery of the call is flawless. TeleEvent is frequently used for investor relations calls, new product launches or other announcements by top management of our customers.

Due to the complex and highly specific nature of TeleEvents, we assign a dedicated cross-functional team to each TeleEvent client. Our service begins with guidance in the initial planning of the event to maximize the event’s impact. During the event, specialist operators manage all aspects of the conference including branded greetings, detailed recording of participant information and the management of controlled question and answer sessions, which help to control speaking time and maintain focus. This allows the presenter to focus on conveying the desired message to the audience.

We also offer our customers a wide range of enhanced services for an additional fee. These services include transcripts of calls, real-time translation services, broadcast fax transmission of documents to conference participants, recording and rebroadcast of conferences and participant polling. Our operators can also assist customers in integrating our other services including data collaboration and Webcasting into their events.

Group Communications Technologies

      The services that we offer in our two categories are derived from three group communications technologies: audio conferencing, video conferencing, Web-based conferencing.

•	Audio conferencing. Audio conferencing connects multiple parties on a single telephone call through specialized telephone equipment known as a “bridge.” Each bridge has multiple ports, which allow conference participants to connect to a conference call. We offer two types of audio conferencing: fully automated, which is part of our Genesys Meeting Center, and our operator-assisted TeleEvent. Audio conferencing represented approximately 88.1% of our revenues in 2001.

•	Video conferencing. Video conferencing is similar to audio conferencing except that one or more callers may be viewed on a video monitor by the other participants. We offer our video conferencing services primarily in our Virtual Group Conferencing category.

•	Web-based conferencing. Web-based conferencing is conferencing using the Internet as the media for communication. We offer two types of Web-based conferencing services: data collaboration applications and Web streaming. Data collaboration applications help customers to enhance their audio conferences by allowing graphics, animation and audience participation through a simple Internet connection. Our PowerShare application, now a part of our Genesys Meeting Center, allows conference participants to share and jointly edit or view documents in real time, or to access conference archives or learning sessions at their own pace. Web-based applications enable multiple users to conference and collaborate using both visuals and voice over the Internet. Our Multi-Conference Manager browser based end-user software, which forms part of our Genesys Meeting Center, enables customers to monitor and manage their virtual conference room over the Internet. Our EventStream and PowerStream Web streaming applications described above are two of our other Web-based conferencing services.

Suppliers

      We purchase four main types of products and services from outside suppliers:

      Telecommunications Services. A significant portion of our direct costs are attributable to the purchase of local and long distance telephone services. We purchase telecommunications services from multiple suppliers in most of our markets and believe that multiple suppliers will continue to compete for our business. Our main suppliers are Sprint, AT&T and Cable & Wireless in the United States; France Telecom and WorldCom in France; Telewest, Colt and Energis in the United Kingdom; Telstra in Australia and Tele2 in Sweden. We increasingly deal with alternative operators such as Colt in Germany, and are currently investigating the possibility of developing region-wide service contracts in Europe and Asia/Pacific in order to reduce transmission costs.

      Since April 1,1999, our U.S. subsidiary has been obligated to purchase a portion of its long-distance telecommunications services from Cable &Wireless. This portion is related to the business originally conducted by Aloha Conferencing (which was acquired from Cable &Wireless in April 1999). Prices under the agreement are subject to adjustment every six months to match any more favorable rates offered by Cable &Wireless to a comparable customer. We may terminate the agreement with Cable &Wireless at any time after on April 1, 2003 with six months prior notice. We may also terminate the agreement from time to time as to either U.S. or international service if the prices being charged under the agreement cease to be competitive with those offered by other specified major long-distance carriers as determined under a formula provided in the agreement.

      Teleconferencing Bridges and Video Platforms. Our primary suppliers of teleconferencing bridges include Prescom and Spectel. Our principal video platforms include equipment manufactured by VideoServer, PictureTel and Accord.

      Audio and Video Conferencing Equipment. Our primary provider of audio and video conferencing equipment is Polycom, a major supplier of conferencing terminal equipment. Since July 31,1999, we have been obligated to exclusively use Williams Communications for our external video events management services.

      Data Collaboration and Web Streaming Software. We acquired our primary supplier of data collaboration software, Astound, in March 2001. Astound developed our PowerShare application, which is now integrated into Genesys Meeting Center. We have an agreement with Activate for the provision of audio streaming services, although we provide a portion of our needs internally.

Sales and Marketing

      We seek to attract customers through multiple distribution channels and acquisitions. Once the relationship has been established, we attempt to cross sell multiple services throughout the customer’s organization worldwide.

Sales

      We maintain sales, marketing and customer service teams in each of the 18 countries in which we operate, and tailor our sales organization, marketing and advertising efforts to each individual market. We have a direct sales force in each market. At the end of December 2001, we had a total of 277 sales personnel, including 73 based in Europe, 181 based in the United States and 23 based in Asia. Our acquisition of Vialog nearly tripled our sales force in the United States. We compensate our sales force with a base salary plus commission.

Direct Sales

•	Large Accounts. In each market, we focus our sales and marketing efforts primarily on large multinational companies and domestic companies with multiple sites, because these are the heaviest users of group communications services. To target these accounts, our direct sales staff focuses on the home country, city or headquarters of these multinationals as a base for developing global business relation-

ships. In approaching large accounts, we seek to establish strong relationships and to position our company as a long-term partner and solution provider. We have made a concerted effort to win global contracts by emphasizing our global presence, and in 2001, won global contracts with companies such as JP Morgan, Regus, Sony and Federal Express. Each account manager deals with the customer’s home country office or headquarters when establishing global service.

•	Small Accounts. We also actively target small and medium size businesses using our inside sales force. Our inside sales team targets small and mid-size businesses through advertising in specialized magazines, telemarketing calls and direct mail.

Indirect Sales and Distribution Arrangements

      To broaden demand for our services, we actively pursue opportunities to respond to the needs of alternative telecommunications providers, business-oriented Web sites and business-to-business exchanges, marketplaces and other distribution partners that seek a provider who can offer group communications services to their users. These relationships, under which we typically provide our services under the brand name of the distributor, broaden our presence in the market and are particularly helpful in targeting small and mid-size companies. We currently serve as the exclusive out-sourced provider for Cable & Wireless in the United States and Western Europe, have distribution relationships with Optus and Tele1, PC bundling relationships with Hewlett Packard and Dell Computer and are negotiating additional relationships.

Marketing

General

      We target our marketing efforts on an industry by industry basis (vertical marketing) as well as on a geographic basis. We promote our services through both online and offline media. Online, we advertise on numerous sites, including Yahoo, Lycos, Goto.com and the GTE Superpages, where we run banner ads, including ads that are displayed when users enter searches using the “conferencing” keyword. Our conferencing Web site, www.genesys.com, provides access to Genesys Meeting Center and allows non-customers to sign up to open an account. Offline, we primarily advertise in specialized industry publications as well as attend key industry trade shows.

      Customer communication programs are a critical component of our customer retention strategy. Our programs include an HTML client newsletter and Web-mail campaigns informing clients about new services, upgrades and promotions. We also run a series of online seminars, inviting high profile speakers from key vertical sectors to participate. Customers are invited to attend the events, which are delivered using our own services.

Service Quality and Customer Care

      We train employees in the principles of customer care management, which include service quality monitoring and the development of positive relationships with clients. We pursue a philosophy of continuous performance improvement, meaning we consistently measure our performance and endeavor to improve it. We tie the bonus of our non-sales personnel to these measurements of service quality. We actively manage and analyze all facets of a conference call, including reservation, call execution, billing and follow up with customer satisfaction surveys. We pride ourselves on our commitment to quality and customer satisfaction. We also review our performance with our customers on a regular basis, continually set specific performance improvement goals, and modify our operations accordingly. Feedback from our customers indicates that these factors contribute to our high customer retention rate.

Billing and Management Information Systems

      Our operating centers presently perform the billing and collection process for their respective customer bases. The data needed to develop an invoice is captured by and stored on each telecommunications bridge and entered into the billing system automatically. An automated mediation platform coordinates and manages the information that circulates between the reservation software, the bridging hardware and the billing software. This platform facilitates the automated “pull and push” of information from one part of the system to another. This means that information collected during the reservation process, by a reservationist or via the Web-based reservation system, is automatically transferred to the bridge to ensure that the correct number of ports are available as well as the relevant value added features. This extends to the billing process, where the platform automatically pushes the call detail record collected by the telecommunications bridge software from the bridge to the billing software. The call detail record includes the account number, which identifies the entity paying for the call, the moderator number, which identifies the person who organized the call and statistics about the length of the call, number of participants and value added features used. The automation of this process reduces the errors and increased costs associated with human intervention. Billing is primarily on a second increment basis for the duration of each connected line. The frequency with which invoices are delivered to the customer for payment varies by operating center and by customer.

      Each of our operating centers validates its invoices against its telephone bills to verify billing accuracy. In addition, each operating center generates reports and files that provide detailed customer activity including usage and rate profiles, payments, adjustments, accounts receivable aging, credit status and commission summaries. Our billing system is built to take into account local customer demands as well as the legal specifications of each market. All of these files are input into centralized databases we are implementing regionally to provide management with the ability to monitor customer value and make informed marketing, sales, financial and operational decisions. The flexibility and capabilities of our billing systems enhance its ability to serve our customers’ needs by allowing us to customize invoices according to a number of variables such as detail level, frequency of billing, class of service and local legal requirements. We have developed proprietary software used in the billing services provided to long distance service carriers and other telecom resellers that outsource their teleconferencing function to us. We are currently in the process of implementing a common “back office” system across all regions. This system, which is an upgrade to one of our existing systems, supports customer registration, reservations, call record processing and pricing, billing and reporting for all of our services. We believe that this common back office system, with its functionality and flexibility, will enhance our ability to respond to requests from customers for customized billing and reporting. For example, a multinational client can be provided with usage reporting by service, geography and user. We currently expect the implementation of this system to be completed over the next six to nine months.

Customers

      As of December 31, 2001 we had over 17,000 customers world-wide ranging in size from major multinational corporations and Fortune 500 companies, to small business, professional organizations and public institutions. We focus our sales and marketing efforts primarily on the major multinational companies that are the world’s largest users of group conferencing services. We have experienced strong growth in the number of customers in recent years as a result of both internal growth and acquisitions. Our April 2001 acquisition of Vialog doubled our customer base. No one customer accounted for more than 5% of our revenues during the year ended December 31, 2001. Our top 20 customers accounted for 25.8% of our revenues during the year ended December 31, 2001. Some of our top customers in 2001 were Cable & Wireless, CIGNA Corp., Citibank, Deutsche Bank, the Gartner Group and JP Morgan.

      On April 1,1999, as a condition to our acquisition of Aloha, we agreed with Cable & Wireless USA, Inc. that Cable & Wireless USA, Inc. would purchase from our company, in each twelve month period ending March 31 during an initial four year term, at least 95% of all of its purchases of conferencing (audio, data and video) services (for its own use or resale to its customers), with the exception of limited affiliate provided services. The prices charged to Cable & Wireless are subject to adjustment every six months to match any more favorable rates we offer to a comparable customer in the United States.

      On July 31, 1999, as a condition to our acquisition of the conferencing unit of Williams Communications, we and Williams Communications agreed that we would be the preferred third-party provider of audio and data conferencing services and, after September 25, 2000, video conferencing services (that use ISDN as a transport protocol), to Williams Communications and its affiliates in the United States for a term of three years, with limited exceptions where Williams Communications had internal capabilities. The prices charged are on a retail most favored customer basis, which is reevaluated as of November 1 of each year during the term.

Global Presence

      We offer our services in 18 countries in Europe, North America, and the Asia/Pacific Rim region. The countries in which we have facilities include:

Australia	France	Portugal	Taiwan
Belgium	Germany	Singapore	The Netherlands
Canada	Hong Kong	Spain	United Kingdom
Denmark	Italy	Sweden	United States
Finland	Norway

      Our global presence is a key competitive strength that enhances our ability to serve the needs of our multinational clients and to win global contracts. With the exception of our video division, we are organized and managed on a country by country basis, with each country reporting to a regional Executive Vice President who in turn reports to the Chief Operating Officer. Local advertising and marketing decisions are made on a country by country basis and are coordinated by regional Executive Vice Presidents. A global sales team also reporting to the Chief Operating Officer focuses on major multinational and global accounts. During 2001, we created a global video division, with its own division Chief Executive Officer.

      Over the past three years, we have expanded our operations significantly, particularly in the United States, the world’s largest market for group communications services, most notably with our 2001 acquisition of Vialog. In 1999, we earned nearly 38% of our revenues in the United States, in 2000, we earned nearly 46% in the United States, and in 2001, we earned over 60% in the United States.

Technology

      Our conferencing services are provided using equipment known as telecommunications bridges. Conferencing capacity is measured in ports, with one port needed for each conference participant. At the end of 2001, we had a total audio conferencing capacity of 38,998 ports, of which 9,600 were located in Europe, 28,386 were located in the United States and 1,012 were located in the Asia/Pacific Rim region. These ports can be networked in whole or in part to accommodate large calls. We have procedures designed to manage server and bridge capacity in order to manage traffic during periods of heavy demand, including peak periods such as Monday mornings. Additional audio conferencing capacity can be added through the purchase and installation of additional bridges. Our video conferencing capacity was approximately 444 ports worldwide at the end of 2001, of which 184 were located in Europe, 224 were located in the United States and 36 were located in the Asia/Pacific Rim region.

      We provide our data collaboration and streaming services through relationships with our suppliers M-Show, Activate and LiveWare5 as well as through internally developed services. To date, operational capacity for these services has exceeded market demand as these services are still in their infancy, but we estimate that the theoretical capacity is in excess of 100,000 simultaneous users. Our policy is to purchase additional bridging and streaming capacity when average daily usage reaches 70% of available capacity.

      Our automated audio services are managed by proprietary software developed by us that organizes telephone connections and automatically interacts with the telecommunications bridge to control the various teleconference functions. Each subscriber to the Genesys Meeting Center service is assigned a permanent call number that is assigned to a particular bridge. In an operator-managed conference, call numbers are assigned by an operator.

      All of our network operation centers are designed with resilience and redundancy to help limit interruptions to service. Each location is serviced by more than one primary telecommunications carrier, and many feature bi-directional fiber access and SONET rings, which increase reliability. All network operations centers have backup electrical power and significant fire and security protection. Each network operations center provides backup for other group network operations centers, so in the event of a national or regional catastrophic failure, traffic can be diverted to a geographically distant, and therefore non-affected, location.

Research and Development

      Our industry is currently experiencing a period of rapid technological change, driven in particular by the increase in Internet-based applications. We consider effective research and development essential to our success. In 2001, we spent €5.4 million, or 3% of our total revenues, on research and development. We consider that our ability to develop innovative applications such as Genesys Meeting Center, Genesys Event and Managed Services and our Multi-Conference Manager software have been instrumental to our growth and our ability to retain customers. Our research and development team, including management information systems development, included around 100 researchers at the end of December 2001. Our research and development team is managed by our Chief Strategy Officer, who oversees management information systems, including customer reporting and billing systems. We are currently focusing our research and development efforts on:

•	Genesys Events and Managed Services;

•	enhancements to Genesys Meeting Center;

•	enhanced Web streaming applications;

•	enhanced data collaboration services;

•	voice over Internet applications;

•	video over Internet applications; and

•	management information systems, including customer reporting and billing.

      We have also made and intend to continue to make selective acquisitions and have entered and will continue to enter into licensing arrangements to accelerate our research and development efforts.

Intellectual Property

      We have developed proprietary copyrighted software for our service and quality control functions, and have also developed in-depth technical know-how with respect to the operation of telecommunications equipment and the coordination of large volume conference calls. We seek to protect our proprietary information and business practices as trade secrets. We hold one U.S. patent, through the acquisition of Astound, pertaining to the synchronization of audio and music to graphics and have filed for others. We require our key employees to execute a non-disclosure agreement for the protection of our confidential information.

      We have registered the trademark “Genesys” in several countries including France, where we first filed an application to register the trademark “Genesys” in June 1988, and have filed applications to register this and other trademarks in other jurisdictions. In June 2000, following a trademark application by Genesys to register the trademark “Genesys Conferencing” in France, Alcatel filed an objection to the claim alleging a risk of confusion with a prior trademark registered in the name of a subsidiary of Alcatel, for the name “Genesys.” Alcatel has also filed claims opposing our European Union and German applications for “Genesys Conferencing.” We are currently involved in negotiations with Alcatel regarding the use of the mark “Genesys.” Additionally, at the end of 2001, Vivendi Water began marketing “Genesys” as a concept for pre-treatment of industrial water.

Competition

      The market for group communications services is rapidly evolving and competitive. In almost all of the countries in which we operate, the group communications market is dominated by major telecommunications operators. Additionally, Internet-based services are increasingly being offered by large software companies. Each of these companies has greater financial and operating resources than we do and many of them are owned by the governments of the countries in which they operate or if privatized, have significant political and economic importance in their home countries. Despite their large share of the group communications services market, group communications services account for a small percentage of the revenues of most major telecommunications operators, and based on our experience marketing group communications services, we believe they frequently view the activity as non-strategic. We believe this provides an opportunity for specialists that focus entirely on group communications services.

      We believe that the principal competitive factors affecting the market for its services are:

•	innovation;

•	brand awareness;

•	quality of customer service;

•	ease of use of services;

•	geographic scope;

•	breadth, reliability and security of service offerings;

•	compatibility with new and existing communication formats;

•	capacity; and

•	price.

Our failure to adequately address any of the above factors could harm our business.

Our Principal Competitors

      We divide our principal competitors into three groups based on revenues.

•	Companies with conferencing revenues of approximately U.S. $200 million or more per annum: AT&T and WorldCom;

•	Companies with conferencing revenues of over U.S. $100 million to U.S. $199 million per annum: Intercall and Global Crossing; and

•	Companies with conferencing revenues of below U.S. $100 million per annum: ACT, Premiere, Raindance, British Telecom, WebEx, France Telecom, Deutsche Telekom and Sprint.

      Although we compete with each of these groups of competitors, we believe that those companies with large conferencing capacity, a diverse geographic scope and a broad range of services, such as our company, are best positioned to successfully bid for large conferencing contracts.

Regulation

      In general, the telecommunications industry is subject to extensive regulation by national, state and local governments. Although there is little or no direct regulation of the core group communications offered by us in any of the countries in which we operate, various government agencies, including the U.S. Federal Communications Commission, or FCC, and the French Autorité de Regulation des Telecommunications, have jurisdiction over some of our current and potential suppliers of telecommunications services. Government regulation of those services has a direct effect on the cost of our communications services. There can be no assurances that the FCC, Autorité de Regulation des Telecommunications or any other governmental agencies will not seek to regulate us as a common carrier, or seek to regulate the prices, conditions or other aspects of the group communications services that we offer. Additionally, government regulations in countries other than the United States and France vary widely and may restrict our ability to offer our services in those countries. We believe that we are currently in material compliance with all applicable communications laws and regulations.

C.  Organizational Structure

      The table below sets forth our significant subsidiaries and affiliates as of December 31, 2001.

	Country of	Ownership
Significant Subsidiary or Affiliate	Incorporation	Interest

Genesys Conferencing, Inc.	United States	100%
Genesys Conferencing of Massachusetts, Inc.	United States	100%
Genesys Conferencing Ltd.	United Kingdom	100%

      Since the beginning of 2002, we have undertaken some internal restructuring of our business operations. In January 2002, we merged our former U.S. operating subsidiary, Genesys Conferencing Inc., into Genesys Conferencing of Massachusetts, Inc. (formerly Vialog). We then merged the combined company into a newly formed Delaware corporation, Genesys Conferencing Inc., in order to reincorporate our consolidated U.S. operations in Delaware.

      We have also planned to contribute all of the conferencing activities we conducted in France to our subsidiary, Genesys Conferencing France S.A., in order to become a holding company. If approved at our June 2002 shareholders’ meeting, this restructuring will be retroactive to January 2002.

D.  Property, Plants and Equipment

      Our development of local facilities serves the dual purposes of providing local language, local currency, and local time zone services to the areas served by each operations center, as well as backup and overflow capacity among other centers in the event all or part of a conference needs to be rerouted from an operations center that is at full capacity. Our administrative headquarters are located in Montpellier, France. At December 31, 2001, our principal operational facilities were the locations listed in the table below.

North America	Europe	Asia/Pacific

Headquarters:	Headquarters:	Headquarters:

Denver, Colorado	London, England	Singapore

Call Centers:	Call Centers:	Call Centers:

Montgomery, Alabama*	Croydon, England	Melbourne, Australia
Bedford, Massachusetts*	Thatcham, England	Hong Kong
Denver, Colorado*	Roedermark, Germany
Reston, Virginia
Chanhassen, Minnesota
Honolulu, Hawaii

*	Call center to be closed as part of North American call center consolidation.

     All operations are in office locations close to the city center or in nearby suburbs. These leases expire or are renegotiable within the next ten years and are adequate for our expansion plans. Forward lease commitments are not significant in relation to total ongoing operating expenses and all lease costs are consistent with generally available market rentals. We believe we could obtain comparable facilities at similar market rates if necessary. Our operations centers provide us with a high degree of redundancy. We can reroute most of our conferences from one operations center to another if necessary. By networking our operations centers in different time zones, we can use idle evening and nighttime capacity in one center to fulfill daytime demand at another center.

      In February 2002, we announced plans to consolidate our six North American call centers into three multimedia “super centers,” to provide higher levels of customer service and improve operating efficiencies. In March 2002, in connection with this plan, we announced the execution of the first phase, with the closure of our Bedford, Massachusetts call center on March 20, 2002. All traffic generated through that site has been re-routed to our Reston, Virginia facility. The other call centers affected by our consolidation plan include Montgomery, Alabama and Denver, Colorado.

Item 5.	Operating and Financial Review and Prospects

Overview

      We were founded in Montpellier, France in 1986 to develop automated audio conferencing services. Since then, we have expanded through internal growth and acquisitions to become the world’s leading specialist provider of interactive group communications services and applications, based on annual revenues. We have significantly expanded our global presence and the scope of our service offering since the beginning of 1998. During that period, we have evolved from a regional audio conferencing provider generating 94.9% of our revenues within Europe in 1998 to become a global company earning 67.0% of our revenues outside Europe in 2001. We have also diversified the scope of our products and services. At the beginning of 1998, we provided only audio conferencing services. Since then, we have expanded our services to include video conferencing (beginning in 1998), and Web-based conferencing comprised of data collaboration and Web streaming services (both beginning in the third quarter of 2000).

      Since the beginning of 2001, we have completed two major acquisitions. In March 2001, we acquired Astound Incorporated, a leading provider of Web conferencing and data collaboration software. In April 2001, we acquired Vialog Corporation, a leading independent provider of conferencing services in the United States. Our financial statements for 2001 include the results of Astound for nine months and the results of Vialog for eight months.

A.  Operating Results

Recent Developments

      In February 2002, we announced plans to consolidate our six North American call centers into three multimedia “super centers” during 2002. We estimate that the costs associated with the consolidation will total approximately €8 million. Of this amount, we expect to record a pre-tax restructuring charge of approximately €3.6 million in the first quarter of 2002. The remaining amount will be added to the goodwill relating to the acquisition of Vialog. The costs include primarily the lease commitments on expected unused facilities, the write-off of certain leasehold improvements and equipment and employee severance. We estimate that future annual cost savings from the consolidation will range from €3.5 to €4.0 million beginning the third quarter of 2002. This annual cost saving is expected to have a positive impact on our gross margin, and to reduce selling and marketing and general and administrative expenses. In March 2002, we announced the completion of the first phase of our call center consolidation.

Impact of Acquisitions

      One of the primary drivers of our recent growth has been our effort to expand our global presence and service offering by making strategic acquisitions. Among the most significant effects of our acquisitions have been:

•	Increased revenues. During the three year period ended December 31, 2001, our revenues grew from €48.0 million in 1999 to €179.0 million in 2001. Companies we acquired during 2000 accounted for €2.5 million in revenues, or approximately 5.7% of our total annual revenue growth, in 2000. An additional €18.5 million, or 42% of the total annual revenue growth in 2000, was due to the impact of including a full year of revenues in 2000 from companies that were consolidated for less than the full year in 1999. Companies we acquired during 2001 accounted for €65.7 million in revenues, or approximately 76% of our total annual revenue growth, in 2001. An additional €3.8 million, or 4.4% of total annual revenue growth in 2001, was due to the impact of including a full year of revenues in 2001 from companies that were consolidated for less than the full year in 2000.

•	Change in composition of revenues and margins. Most of the companies that we have acquired, such as Vialog, historically generated a significant proportion of their revenues from operator-assisted services. These services entail higher labor costs, and thus have lower margins than automated unattended conferencing services. As a result, we position operator-assisted service as a complement to our core automated service, and are migrating existing customers of our acquired companies from operator-assisted services to higher margin automated services. We also expect to generate a greater proportion of our revenues in the future from data collaboration and Web streaming services.

•	Global presence. Our acquisitions have enabled us to expand our geographic coverage from 5 European countries at the beginning of 1998 to 18 countries in Europe, North America, and the Asia/Pacific region at the end of 2001. Our April 2001 acquisition of Vialog alone nearly tripled our North American operations. Based on our experience in marketing global conferencing services, we believe our global coverage enhances our ability to win contracts from the multinational customers that are the world’s largest users of conferencing services. One of the effects of our expansion into new markets has been to increase our exposure to exchange rate fluctuations. The impact of exchange rate fluctuations is discussed in more detail below.

•	Increased amortization and financial expenses. We have accounted for all of our acquisitions under the purchase method of accounting. Under this method of accounting, we record the excess of the purchase price over the net assets of acquired companies as goodwill and identifiable intangible assets, which we amortize on a straight line basis over a period ranging from 3 to 20 years. The resulting increase in amortization expense has had and will continue to have a significant impact on our results of operations. In 2001, we recorded €30.8 million and €61.2 million in goodwill and other intangibles amortization charges and impairment charges, respectively. In 2002, we will adopt Statement of Financial Accounting Standards No 142, Goodwill and Other Intangible Assets, which we expect will result in a decrease in amortization charge of €12.5 million in 2002. In connection with our acquisitions, we have also incurred additional indebtedness, which has increased our net financial expense.

      We intend to continue to make strategic acquisitions to further expand our global presence and to broaden the scope of our services. As we do so, the factors mentioned above may have an increasing impact on our results of operations.

      Our principal acquisitions in 2000 and 2001 are summarized in the following table:

			Purchase
			Price in
Name	Country	Date	millions	Principal benefits to Genesys

Cable & Wireless Communications’ audio and video conferencing services in Europe	U.K.	April 2000	€5.7	Strengthen audio and video
				conferencing position in Europe
Mediactiv/MedLive	France	June 2000	€2.7	Web event expertise
Cote & Com	France	July 2000	€1.4	Web event expertise
Langages Virtuels (EBCS/Axone)	France	July 2000	€13.2	Web streaming expertise
Telcen	Australia	July 2000	€0.9	Expand video conferencing in
				Australia
Telechoice Deutschland/Eureka Global Teleconferencing	Germany	Sept. 2000	€6.7	Strengthen audio and video
				conferencing position in Germany
Astound, Inc.	Canada	March 2001	€58.9	Strengthen research and
				development capabilities,
				particularly in the area of data
				collaboration
Vialog Corporation	United States	April 2001	€123.5	Double our customer base and
				become the leading conferencing
				specialist in North America

      We include the results of acquired companies in our results of operations from their respective dates of acquisition. As a result, our historical financial statements are not directly comparable from one period to the next. For additional information regarding these acquisitions see Item 4 “Information on the Company — History and Development of the Company,” “— Business Overview” and Note 4 to our financial statements filed under Item 18.

Key factors affecting revenues and operating income

      Until 2002, we organized our services and reported our revenues along the type of service provided: audio conferencing, video conferencing and data collaboration and Web streaming. Beginning in 2002, we will further group these services into two interactive group communications categories: Virtual Group Conferencing and Events and Managed Services.

Revenue

      We generate our revenues primarily from fees charged to our customers for conferencing and related services. We earn revenues from three principal types of interactive group communications services:

•	Audio conferencing. Historically, we have generated the large majority of our revenues from fees charged to customers for audio conferencing services, which accounted for 88.1% of our total revenues in 2001. We bill our audio conferencing services on a per-line, per-minute basis.

•	Video conferencing. We began offering video conferencing services in 1998, in partnership with VideoWeb, and significantly expanded those services with our acquisitions of VideoWeb in April 1999, Conferencing Acquisition Corporation (a subsidiary of Williams, Inc.) in July 1999, the customer list of Cable & Wireless UK in April 2000 and Vialog Corporation in April 2001. In 2001, video conferencing services accounted for approximately 6.1% of total revenues. We bill our video conferencing services on a per-line, per-minute basis.

•	Web-based conferencing. We offer two types of Web-based conferencing services: data collaboration and Web streaming.

•	Data collaboration. We began offering data collaboration services in the fourth quarter of 2000, following the launch of our PowerShare application. We have further strengthened our position since then through the acquisition of Astound. In October 2001, we launched Genesys Meeting Center, a fully integrated audio and Web conferencing platform, which now incorporates PowerShare. In 2001, data collaboration services accounted for approximately 2.4% of total revenues. We bill data collaboration services either on a per-user, per-minute basis or, in the case of the Web conferencing service included in Genesys Meeting Center, on a monthly subscription basis. Subscribing customers pay a monthly fee for a certain number of seats in a virtual conference room.

•	Web streaming. We began offering Web streaming services in June 2000, following our acquisition of Mediactiv, and further strengthened our position since then through our July 2000 acquisitions of Langages Virtuels and Cote&Com. In 2001, Web streaming services accounted for approximately 2.3% of total revenues. We charge for Web streaming services on a per event basis that takes into account the size and complexity of the services requested.

      For each of our audio, video and data services, the key factors that determine revenues are the volume of minutes sold and the average per-line, per-minute price for the service. We have experienced strong volume growth in each of these types of services since 1999, driven primarily by acquisitions, together with, in the case of audio conferencing, strong organic growth. Average per-minute prices for audio conferencing have declined since 1999, primarily as a result of the effect of volume discounts, competitive pressure and an emphasis on automated unattended conferencing services, which we bill at lower rates. The key drivers for the Web collaboration included in the Genesys Meeting Center are the number of subscriptions sold. The key drivers of Web streaming revenues are the number of events managed and the average per event price for the service.

      In addition to our services, we also earn other revenues from the sale of audio and video conferencing equipment, which we record under “Products.” These sales accounted for 1.0% of our total revenues in 2001. We offer conferencing equipment for sale to promote the use of our services and as an added benefit to those customers that seek to purchase both their conferencing equipment and their conferencing services from a single supplier.

      We generally recognize revenue upon completion of conferencing services or at the time of shipment of equipment, unless we have future obligations for installation or have to obtain customer acceptance, in which case we defer revenue until these obligations are met. We include amounts billed in excess of revenue recognized as deferred revenue in our consolidated balance sheets.

Cost of Revenue and Gross Profit

      Our cost of revenue consists of long distance telephone and network charges, operator and technical support salaries and office expenses for operations staff, depreciation on our teleconferencing bridges and telecommunications equipment and equipment product costs. Of these costs, the largest components are operator and technical support salaries and long distance telephone and network charges. Our overall gross margin increased from 55.9% of total sales in 2000 to 57.4% in 2001 primarily as a result of the migration of our customers, particularly in North America, from attended services to automated services, which carry higher margins. We expect our gross margin to continue to improve if we continue to be successful in this strategy. However, the improvement may be partly offset by expected price decreases due to stronger pressure from competitors and favorable rates offered for large, multinational contracts. We expect that the costs savings from our announced consolidation of our North American call centers described above under “— Recent Developments” will have a positive impact on our gross margin.

Seasonality of Revenues

      We historically have experienced, and expect to continue to experience, seasonal fluctuations in revenues, including lower revenues in the third quarter. This seasonality results mainly from decreases in general consumption during the summer vacation periods, particularly in the months of July and August. Because of this seasonality, our rate of revenue growth is typically lower in the third quarter than in other quarters.

Operating income

      Our operating income depends on our revenue, our cost of revenue, and the level of our other operating expenses. Our principal operating expenses are:

•	Research and development costs, which consist primarily of salaries and benefits for research and development personnel, depreciation of research and development equipment and related expenses.

•	Selling and marketing expenses, which consist primarily of the costs of advertising and marketing materials and salaries and benefits paid to sales personnel.

•	General and administrative expenses, which consist primarily of personnel costs and costs for general corporate functions, including finance, accounting, facilities and administration and human resources, and fees for professional services such as consulting, legal and accounting services. Expenses relating to software and information system network maintenance and development are classified as general and administrative expenses rather than research and development expenses.

•	Impairment of goodwill and other intangibles, which consists principally of charges related to the review of the carrying value of its goodwill and identifiable intangible assets that were recorded in connection with our various acquisitions.

•	Amortization of goodwill and other intangibles, which consists principally of expenses related to the amortization of goodwill from acquisitions, and to a lesser extent, of the amortization of other intangibles. We will apply Statement of Financial Accounting Standards No 142, Goodwill and Other Intangible Assets, beginning in 2002, which we expect will result in a decrease in amortization charge of €12.5 million beginning in 2002.

      Additionally, we expect to record a pre-tax restructuring charge of approximately €3.6 million in the first quarter ending March 31, 2002 related to the consolidation of our North American call centers described above under “— Recent Developments.”

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

      We believe that EBITDA is a meaningful measure of performance and use it for purposes of managing our business and evaluating our financial health. We define EBITDA as earnings (loss) before income taxes, interest, depreciation, amortization charges and impairment of goodwill and other intangibles. Our depreciation charges are divided among the line items cost of revenue, research and development, selling and marketing and general and administrative expenses, based on the use of the assets being amortized. EBITDA is not a measurement of operating performance calculated in accordance with accounting principles generally accepted in the United States, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other statement of operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States, or as a measure of profitability or liquidity. EBITDA may not be indicative of our historical operating results; nor is it meant to be predictive of potential results. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained in this annual report may not be comparable to similarly named measures of other companies.

      Our EBITDA declined as a percentage of revenues from 14.1% in 1999 to 9.4% in 2001. One of the most important drivers behind our EBITDA margin is the level of our personnel costs, which are divided among the line items cost of revenue, research and development, selling and marketing and general and administrative expenses based on the function of the relevant employees.

Year ended December 31, 2001 compared with year ended December 31, 2000

Revenue

      The following table sets forth our revenues for 2000 and 2001 by category and expressed as a percentage of total revenues.

	Year ended December 31,

	2000		2001

	in thousands	% of	in thousands	% of
	of €	revenues	of €	revenues

Audio conferencing	75,541	81.7%	157,707	88.1%
Video conferencing	12,238	13.2%	10,944	6.1%
Data conferencing and Web streaming	1,557	1.8%	8,469	4.7%
Products	3,083	3.3%	1,831	1.1%

Total revenues	92,419	100.0%	178,951	100.0%

      Total revenues increased from €92.4 million in 2000 to €179.0 million in 2001, an increase of 93.6%. Of the €86.5 million increase, €65.7 million, or 76.0% of the increase, was principally attributable to our April 2001 acquisition of Vialog and, to a lesser extent, our March 2001 acquisition of Astound. Approximately €1.3 million, or 1.5% of the increase in revenues from 2000 to 2001 was due to the impact of currency exchange rate movements, as the euro depreciated against the dollar and other non-euro currencies in which we do business. Approximately €3.8 million, or 4.4% of the increase in revenues from 2000 to 2001 was due to the impact of including a full year of revenues from Genesys Open Media, Telechoice and Eureka in 2001, as opposed to including only six, three and three months, respectively, in 2000. The remaining €15.7 million increase was driven by organic revenue growth in the United States and Europe, particularly in the United Kingdom, France and Sweden. This organic growth is mainly attributable to our automated audio-conferencing services. Call volume minutes also significantly increased, more than doubling from 305 million in 2000 to 727 million in 2001, or 868 million in 2001 when combined with Vialog’s minutes for the first four months of 2001.

      Audio conferencing. Audio conferencing revenues increased by 108.6%, from €75.5 million during 2000 to €157.7 million during 2001. Of the €82.2 million increase in audio conferencing revenues, €62.8, or 76.5% of the increase, was attributable to the acquisition of Vialog at the end of April 2001 with the resulting increase in call volume minutes. The remaining €19.4 increase was mainly driven by organic revenue growth in the United States and Europe as described above.

      Video conferencing. Video conferencing revenues decreased by 10.6%, from €12.2 million during 2000 to €10.9 million during 2001. This decrease is mainly due to the loss of maintenance contracts for video equipment that were included as part of the acquisition of Cable & Wireless’ European video conferencing activities in 2000, as well as the migration of customers from video services to our new innovative data and Web streaming services.

      Data conferencing and Web streaming. Data conferencing and Web streaming revenues significantly increased from €1.6 million in 2000 to €8.5 million in 2001. The €6.9 million increase in revenues was primarily attributable to the full year consolidation of Genesys Open Media, a web streaming and managed events services company, in 2001, compared to only six months in 2000, as well as the inclusion of nine months of results of Astound, following its acquisition in March 2001.

      Geographic composition of revenues. The following table breaks down our revenues by region for each of 2000 and 2001 in euros and expressed as a percentage of total revenues:

	Year ended December 31,

	2000		2001

	in thousands	% of	in thousands	% of
	of €	revenues	of €	revenues

Europe	45,886	49.6%	59,125	33.0%
North America	42,097	45.6%	113,481	63.4%
Asia-Pacific	4,436	4.8%	6,345	3.6%

Total revenues	92,419	100.0%	178,951	100.0%

      The shift in the geographic composition of revenues to North America is primarily a result of the impact of our April 2001 acquisition of Vialog, and to a lesser extent, our March 2001 acquisition of Astound.

Gross Profit

      Our gross profit increased from €51.7 million in 2000 to €102.8 million in 2001. As a percentage of revenues, gross profit increased from 55.9% in 2000 to 57.4% in 2001. The improvement in our gross margin resulted from the continued shift toward automated services, particularly in North America. Automated services carry higher margins than attended services. We expect that the announced consolidation of our North American call centers, planned for 2002, will have a positive impact on our gross margin due to the expected reduction in our cost of revenues.

Operating Loss

      Our operating loss increased from €3.0 million in 2000 to €91.3 million in 2001. Excluding impairment of goodwill and other intangibles, our operating loss was €30.0 million in 2001. This increase was primarily a result of the increased amortization costs associated with our 2001 acquisitions and the growth in our sales and marketing function. The following table breaks down our operating costs and expenses that are not included in cost of revenue for 2000 and 2001 by major components.

	Year ended December 31,

	2000		2001

	in thousands	% of	in thousands	% of
	of €	revenues	of €	revenues

Research and development	2,613	2.8%	5,366	3.0%
Selling and marketing	17,867	19.3%	42,718	23.9%
General and administrative	27,165	29.4%	53,920	30.1%
Impairment of goodwill and other intangibles	—	—	61,269	34.2%
Amortization of goodwill and other intangibles	7,015	7.6%	30,768	17.2%

Total operating expenses	54,660	59.1%	194,041	108.4%

Research and Development

      Our research and development expenses more than doubled from €2.6 million in 2000 to €5.4 million in 2001, although they remained essentially steady as a percentage of our sales. The increase in research and development expenses resulted primarily from the expansion of our workforce in connection with our development efforts in Web streaming (Genesys Open Media, acquired in July 2000) and data collaboration (Astound acquired in 2001), as well as the development of the Genesys Meeting Center, which we launched in the second half of 2001.

Selling and Marketing

      Our selling and marketing expenses more than doubled from €17.9 million in 2000 to €42.7 million in 2001, and increased by over 4% as a percentage of our total revenues from 19.3% in 2000 to 23.9% in 2001. Of the €25.0 million increase, €12.1 million, or 48.4%, was primarily attributable to our acquisition of Vialog, which more than doubled our sales force in North America. The remaining amount of increase mainly related to the organic growth of our sales force, particularly in the United States, the expansion of our global marketing team, and, to a lesser extent, expenses in connection with the launch of our Genesys Meeting Center platform.

General and Administrative

      Our general and administrative expenses more than doubled, from €27.2 million in 2000 to €53.9 million in 2001, but only slightly increased as a percentage of total revenues from 29.4% in 2000 to 30.1% in 2001. Of the €26.7 million increase, €16.0 million, or 60.0% of the increase, was principally attributable to the inclusion of eight months of expenses of Vialog, and to a lesser degree the inclusion of nine months of expenses of Astound. Approximately €2.2 million, or 4.4% of the increase from 2000 to 2001 was due to inclusion of a full year of expenses of each of Genesys Open Media, Telechoice and Eureka in 2001, compared to only six, three and three months, respectively, in 2000. The remaining increase is mainly attributable to integration expenses in connection with the Vialog and Astound acquisitions, as well as increased expenses due to the growth of our company (such as increased professional fees and investor relationship expenses following our listing in April 2001 on the Nasdaq Stock Market).

Amortization of Goodwill and Other Intangibles

      Amortization of goodwill and other intangibles more than quadrupled from €7.0 million in 2000 to €30.8 million in 2001. Virtually all of the €23.8 million increase is attributable increased amortization expense in connection with our acquisitions of Astound (€10.3 million) and Vialog €10.9 million) in 2001. The remaining increase primarily reflects the inclusion of a full year of amortization expenses for Genesys Open Media, Telechoice and Eureka in 2001, compared to only six, three and three months, respectively, during 2000.

Impairment of Goodwill and Other Intangibles

      During the period from 1999 to 2001, we acquired numerous businesses using our ordinary shares as a major component of the purchase price when our valuation was at a significantly higher level. Due to the dramatic downturn in the valuation of companies in the telecommunications industry during 2001, and the estimated future financial performance of the industry, we evaluated the carrying value of our long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of. As a result of this assessment, we recorded an impairment charge amounting to €61.3 million in 2001, which is mainly associated with the 2001 acquisition of Astound (€32.8 million) and our 1999 and 2000 acquisitions relating to video-conferencing (€20.6 million). For additional information regarding this impairment loss, see Note 3 to our consolidated financial statements included under Item 18.

EBITDA Margin

      Our EBITDA, excluding the impairment loss on goodwill and identifiable intangible assets, increased from €12.0 million in 2000 to €16.9 million in 2001. Our EBITDA margin decreased from 12.9% in 2000 to 9.4% in 2001. The decrease in EBITDA margin primarily reflects the increased level of selling and marketing expenses, general and administrative expenses and research and development expenses described above. These negative effects were partially offset by the improvement in our gross margins. We expect that the announced consolidation of our North American call centers during 2002 will improve operating efficiency and that this will help improve our EBITDA margin after the consolidation is completed.

Financial Income (Expenses)

      We incurred net financial expenses of €6.7 million in 2001, after generating net financial income of €0.7 million in 2000. The change primarily reflects a significant increase in interest expenses due to a significant increase in our long term debt following the Vialog acquisition. As part of the acquisition of Vialog, in April 2001, we entered into a U.S. $ 125 million credit facility that replaced our previous U.S. $35 million multi-currency term loan and Vialog’s existing long term debt (U.S. $75 million senior notes payable).

Income Tax Expense

      We recorded income tax expense of €0.5 million in 2001, compared to €3.6 million in 2000. The net decrease of €3.1 million mainly consists of €7.6 million in deferred tax income relating to amortization of identifiable intangible assets in connection with the acquisition of identifiable intangible assets from Astound and Vialog in 2001. This decrease was partially offset by a €1.5 million increase for current tax reflecting higher earnings in the countries where we pay income tax, particularly in the United Kingdom and, to a lesser extent, Sweden and a €3.6 million increase for tax on acquisition costs of companies classified in goodwill and identifiable intangible assets.

Net Loss

      For the foregoing reasons, we recorded a net loss of €98.5 million in 2001 compared to a net loss of €6.0 million in 2000. Excluding the charge for impairment of goodwill and other intangible assets, our net loss amounted to €37.3 million in 2001.

Year ended December 31, 2000 compared with year ended December 31, 1999

Revenue

      The following table sets forth our revenues for 1999 and 2000 by category and expressed as a percentage of total revenues.

	Year ended December 31,

	1999		2000

	in thousands	% of	in thousands	% of
	of €	revenues	of €	revenues

Audio conferencing	42,788	89.2%	75,541	81.7%
Video conferencing and other services*	4,372	9.1%	13,795	14.9%
Products	835	1.7%	3,083	3.4%

Total revenues	47,995	100.0%	92,419	100.0%

*	Includes data collaboration and Web streaming services in 2000.

     Total revenues increased from €48.0 million in 1999 to €92.4 million in 2000, an increase of 92.6%. Of the €44.4 million increase, €2.5 million, or 5.7% of the increase, was attributable to acquisitions made during 2000. Approximately €8.1 million, or 18.2% of the increase in revenues from 1999 to 2000 was due to the impact of currency exchange rate movements, as the euro depreciated against the dollar and other non-euro currencies in which we do business. Approximately €18.5 million, or 42% of the increase in revenues from 1999 to 2000 was due to the impact of including a full year of revenues from Williams, Aloha and VideoWeb in 2000, as opposed to including only five, nine and eight months, respectively, in 1999. The remaining €15.3 million increase was driven by strong revenue growth in Europe, particularly in the United Kingdom and Germany, due to growth in automated services. During the period, our total call minutes nearly doubled from 158 million in 1999 to 305 million in 2000.

      Audio conferencing. Audio conferencing revenues increased 76.5%, from €42.8 million during 1999 to €75.5 million during 2000. Of the €32.7 million increase in audio conferencing revenues, the main part was attributable to impact of including a full year of revenues from Williams and Aloha in 2000, as opposed to including only five and nine months, respectively, in 1999. The remaining increase was driven by strong revenue growth in Europe, particularly in the United Kingdom and France, due to strong growth in automated services.

      Video and data conferencing. Video and data conferencing revenues more than tripled from €4.4 million in 1999 to €13.8 million in 2000. The €9.4 million increase in revenues was attributable to the consolidation of Williams and VideoWeb revenues for the full year in 2000, compared to five and eight months, respectively, in 1999 and the acquisition of Cable & Wireless’ European video conferencing activities in April 2000. The figure for 2000 also includes €1.5 million in web streaming revenues. These services were offered for the first time in 2000.

      Geographic composition of revenues. The following table breaks down our revenues by region for each of 1999 and 2000 in euros and expressed as a percentage of total revenues:

	Year ended December 31,

	1999		2000

	in thousands	% of	in thousands	% of
	of €	revenues	of €	revenues

Europe	27,861	58.1%	45,886	49.6%
North America	18,158	37.8%	42,097	45.6%
Asia-Pacific	1,976	4.1%	4,436	4.8%

Total revenues	47,995	100.0%	92,419	100.0%

      The change in the geographic composition of revenues primarily reflects the impact of including the revenues of Williams and Aloha for the full year in 2000, as opposed to only five and nine months, respectively, in 1999.

Gross Profit

      Gross profit increased from €27.4 million in 1999 to €51.7 million in 2000. Gross profit declined as a percentage of sales from 57.2% in 1999 to 55.9% in 2000. This reduction in margins resulted from an increase in labor costs as a result of the acquisition of Aloha, Video Web and Williams, which were acquired in the course of 1999 and generate most of their revenues from operator-assisted conferencing. The decline in margins also reflects our acquisitions during the second half of 2000 in the field of Web streaming, which generates lower margins than audio conferencing. Excluding the impact of acquisitions made during 1999 and 2000, our gross margin increased from 1999 to 2000.

Operating Loss

      Our operating loss increased from €0.5 million in 1999 to €3.0 million in 2000. The following table breaks down our operating costs and expenses that are not included in cost of revenue for 1999 and 2000 by major components.

	Year ended December 31,

	1999		2000

	in thousands	% of	in thousands	% of
	of €	revenues	of €	revenues

Research and development	1,629	3.4%	2,613	2.8%
Selling and marketing	10,130	21.1%	17,867	19.3%
General and administrative	12,952	27.0%	27,165	29.4%
Amortization of goodwill and other intangibles	3,216	6.7%	7,015	7.6%

Total operating expenses	27,927	58.2%	54,660	59.1%

Research and Development

      Research and development expenses increased by 60.4% from €1.6 million in 1999 to €2.6 million in 2000. The increase in research and development costs resulted primarily from additional employees hired in connection with our research and development efforts in connection with data collaboration and enhancements to our TeleMeeting service and our Multi-Conference Manager browser. As a percentage of total revenues, research and development expenses declined from 3.4% in 1999 to 2.8% in 2000. This decrease primarily reflects a broader revenue base (especially after our acquisitions in 1999) over which to spread our research and development expenses.

Selling and Marketing

      Selling and marketing expenses increased by 76.4% from €10.1 million in 1999 to €17.9 million in 2000. The increase primarily reflects the addition of sales personnel from Williams, which was acquired in July 1999, and Mediactiv, Cote & Com, Langages Virtuels, Telcen, Telechoice and Eureka, each of which were acquired in 2000. It also reflects, to a lesser extent, growth in the size of our global marketing team. As a percentage of total revenues, selling and marketing expenses decreased from 21.1% in 1999 to 19.3% in 2000, reflecting increased usage by our existing customers and greater revenues per sales person.

General and Administrative

      General and administrative costs more than doubled, from €13.0 million in 1999 to € 27.2 million in 2000. As a percentage of total revenues, general and administrative costs increased from 27.0% in 1999 to 29.4% in 2000. The increase in general and administrative costs was primarily due to the recruitment of personnel to handle upgrades to our management information systems and additional accounting and support staff, and consulting and legal fees paid in connection with acquisitions investigated but not completed. The increase also reflects the acquisition of general and administrative personnel from Williams and the companies we acquired during 2000.

Amortization of Goodwill and Other Intangibles

      Amortization of goodwill and other intangibles more than doubled from €3.2 million in 1999 to €7.0 million in 2000. This increase primarily reflects the recording of a full year of amortization expenses for Williams, Aloha and VideoWeb in 2000, as opposed to only five, nine and eight months, respectively, during 1999. The increase also reflects goodwill recorded in connection with the acquisitions of Mediactiv, Cote & Com, Langages Virtuels, Telcen, Telechoice and Eureka in 2000.

EBITDA Margin

      Our EBITDA increased from €6.8 million in 1999 to €12.0 million in 2000. Our EBITDA margin decreased from 14.1% in 1999 to 12.9% in 2000. The decrease in EBITDA margins primarily reflects the impact of increased corporate expenses incurred in preparation for the integration of Vialog. It also reflects the impact of charges associated with the acquisition of Mediactiv, Langages Virtuels, Cote & Com, Eureka and Telcen, each of whom was generating losses at the time it was acquired, as well as charges linked to the creation of new subsidiaries in Norway and Denmark. To a lesser extent, the decrease in EBITDA margin reflects the impact of consolidating Williams, which had lower margins, for a full year in 2000, as opposed to only six months in 1999.

Financial Income (Expenses)

      We generated net financial income of €0.7 million in 2000, after incurring net financial expense of €2.1 million in 1999. The change primarily reflects a significant increase in interest income and other net financial income, primarily reflecting the investment of cash received as a result of a capital increase in June 2000.

Income Tax Expense

      We recorded income tax expense of €3.6 million in 2000, as compared with €1.3 million in 1999. The increase reflects higher earnings in the countries where we pay income tax, particularly in the United Kingdom and, to a lesser extent, Sweden.

Net Loss

      For the foregoing reasons, we recorded a net loss of €6.0 million in 2000, as compared with a net loss of €3.8 million in 1999.

B.  Liquidity and Capital Resources

General

      Our liquidity requirements are driven primarily by the implementation of our acquisition strategy and capital expenditures on servers, computers, software, telecommunications and bridging equipment. To date, we have funded our capital requirements through a combination of equity offerings, borrowings (including bank financings and convertible debt issuances), and operating cash flow.

      At December 31, 2001, our principal sources of liquidity included €17.5 million in cash and cash equivalents and a total of €5.4 million of unutilized short-term credit facilities. Under the terms of our U.S. $125 million credit facility, we may only have U.S. $4.0 million of additional indebtedness, which may limit our ability to borrow under our short-term credit facilities.

      In connection with the acquisition of Vialog, in April 2001, we and Vialog entered into a U.S. $125 million credit facility, which was used to refinance the existing debt of our company and Vialog and for working capital purposes. This facility is described in more detail below. We believe that our capital resources are sufficient to meet our current working capital needs.

Cash Flows

      Cash and cash equivalents decreased from €49.7 million at the end of December 2000 to €17.5 million at the end of December 2001.

      We used cash of €18.3 million in operating activities. This amount reflected an increase in our working capital requirements arising from an €18.5 million note receivable that we acquired in connection with the acquisition of Vialog. Additionally, our accounts receivable and prepaid expenses increased by €7.5 million and €5.9 million, respectively.

      We used cash of €36.0 million in investing activities, primarily in connection with the acquisition of Astound (€13.6 million) and Vialog (€6.3 million). Cash used in investing activities also reflected capital expenditures of €16.0 million for servers, computers, software (including €2.8 million relating to the capitalized development of an integrated reservation and billing system), telecommunications and bridging equipment. Our practice is generally to purchase additional bridging and streaming capacity when average daily usage reaches approximately 70% of available capacity. Our capital expenditures as a percentage of revenues decreased, amounting to 15.6%, 11.4% and 8.9% of revenues in 1999, 2000 and 2001, respectively. The following table sets forth our capital expenditures for the periods indicated.

	Year ended December 31,

	1999	2000	2001

	(in thousands of €)
Capital expenditures	7,465	10,593	15,952

      Financing activities provided €20.7 million of cash, primarily reflecting the closing of an equity offering in October 2001 that provided net proceeds of €20.9 million. We also issued €6.6 million of long-term debt and repaid €3.0 million of long-term debt.

Contractual Obligations and Commercial Commitments

      As of December 31, 2001, the repayment schedule for all of our contractual obligations and commercial commitments is as follows:

	Payments due by period

		2003-	2005-	2007 and
	2002	2004	2006	thereafter	Total

Term loans, variable rate	€6,007	€44,510	€78,295	—	€128,812
Revolving loans, variable rate	762	—	11,346	—	12,108
3% Convertible notes	—	8,281	—	—	8,281
Interest free loan from ANVAR	132	84	36	—	252
Capital lease obligations	266	164	7	—	437

Total long-term debt, excluding interests	7,167	53,039	89,684	—	149,890
Operating leases	10,347	12,572	5,629	6,651	35,199
Other long term liabilities	—	2,480	1,124	—	3,604

Total contractual cash obligations	€17,514	€68,091	€96,437	€6,651	€188,693

Credit Facility

      On April 20, 2001, we and Vialog entered into a U.S. $125 million credit facility agreement with BNP Paribas, CIBC World Markets and Fortis Bank. This credit facility, which was amended thereafter, replaced our then outstanding U.S. $35 million multi-currency term loan and the long term debt of Vialog (U.S. $75 million senior notes payable) that existed prior to our acquisition of Vialog. The U.S. $125 million credit facility includes the following items:

—	a U.S. $50 million senior term loan facility granted to Vialog, which was used by Vialog to refinance its existing debt. This facility matures on April 28, 2006 and bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

—	a U.S. $30 million senior term loan facility granted to Vialog, which was used by Vialog to refinance its existing debt. This facility matures on October 31, 2006 and bears interest at the rate of Libor USD plus a margin of 3.15% per annum.

—	a U.S. $35 million senior term loan facility granted to our company, which we used to partially refinance our existing debt. This facility matures on April 28, 2006 and bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

—	a U.S. $5 million revolving loan facility granted to Vialog, to be used by Vialog for working capital purposes. This facility bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

—	a U.S. $5 million revolving loan facility granted to our company, which we use for working capital purposes. This facility bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

      The U.S. $50 million and U.S. $35 million term loans granted to Vialog and our company, respectively, are to be repaid in semi-annual installments in accordance with the schedule set forth in the credit facility agreement. The U.S. $30 million facility is to be repaid in one payment at maturity. All amounts borrowed are repayable at any time in whole or in part at the option of the borrower.

      The U.S. $125 million credit facility requires us to comply with certain financial covenants, consisting of leverage, interest cover, and cash cover ratios. We are currently in compliance with all of the covenants, as amended. Confirmation of the approval of the latest amendment was received on May 31, 2002. In addition, the credit facility places limits on our ability to make capital expenditures and prohibits our payment of dividends. We have pledged as security for our credit facility the shares of our principal subsidiaries, as well as the accounts receivable of our principal U.S. subsidiary. If our financial results do not reach the levels required by our debt covenants and we are unable to obtain a waiver from our lenders, our debt would be in default and callable by our lenders.

Other Commitments

      We lease our facilities and some of our equipment under long-term operating leases. Our minimum payments due under operating leases are €10.4 million in 2002, €7.1 million in 2003, €5.5 million in 2004, €3.4 million in 2005, €2.2 million in 2006 and €6.7 million thereafter, for a total of €35.2 million. We also have obligations under capital leases that total approximately €478,000, including the interest portion.

      We have entered into several interest rate swap agreements to hedge our exposure on a portion of our debt. We also enter into foreign currency hedging agreements, principally forward purchase or sale agreements. Our hedging arrangements are described under Item 11 “Quantitative and Qualitative Disclosure About Market Risk.”

      We do not have any material guarantees outstanding, nor do we have any securitization or other off balance sheet financing arrangements.

C.  Research and Development, Patents and Licenses, etc.

      See Item 4 “Information on the Company — Business Overview — Research and Development” and “Information on the Company — Business Overview — Intellectual Property.”

D.  Trend Information

      On March 6, 2002, we announced that we believed the business environment was going to remain favorable for the conferencing and collaboration industry in 2002. As a result, we stated our expectation that our gross margin and EBITDA might improve due to the increasing share of our business represented by automated services, as well as control of selling and marketing, and general and administrative expenses.

      For internal planning purposes, we have targeted growth in revenues to between €230 million and €250 million. These revenue targets are subject to significant uncertainty, and might not be reached for any number of reasons, including those described under Item 3, “Key Information — Risk Factors.”

E.  Critical accounting policies

      We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.

      We believe the following critical accounting policies, among others, represent the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for doubtful accounts

      We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g., bankruptcy filings, failure to pay amounts due to us or others), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past write-off history (average percentage of receivables written off historically), and the length of time the receivables are past due. If circumstances change (i.e. higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount.

Impairment of goodwill and identifiable intangible assets

      In reviewing the recoverability of our goodwill and identifiable intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These assumptions require us to exercise significant judgment, often on a subjective basis. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. During 2001, we recorded an impairment charge on these assets of €61.3 million.

      Effective January 1, 2002, we will adopt Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under SFAS 142, we will discontinue amortizing our goodwill, but we will be required to review our goodwill for impairment during the three months ending March 31, 2002, and then on an annual basis thereafter. Based on the circumstances and underlying assumptions made when the impairment reviews are performed in the future, further impairment charges could be required.

      We will continue to amortize our identifiable intangible assets that have determinable lives, but we will still be required to review the recoverability of these assets whenever events or changes in business circumstances indicate that the assets may be impaired. Based on the circumstances and underlying assumptions made at the time of these reviews, further impairment charges could be required.

Deferred tax assets

      We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income for each subsidiary and the expected timing of the reversals of existing temporary differences. As a result of this review, we have recorded a deferred tax asset of €0.2 million as of December 31, 2001, and we have established a full valuation allowance on the remaining amount of our deferred tax assets.

Item 6.	Directors, Senior Management and Employees

A.  Directors and Senior Management

Directors

      In accordance with our bylaws (statuts), we are managed by our Board of Directors (conseil d’administration), which must be composed of a minimum of 3 and a maximum of 18 members. Our Board of Directors is currently composed of six members. Each member of the Board of Directors is appointed for term of up to six years and we cannot have more than  1/3 of our Directors be older than 70 years of age. If the proposed resolution is passed at our annual shareholders meeting to be held on June 17, 2002, the term may not exceed three years. Under French law, the Board of Directors has broad authority to take actions in the name of our company within the scope of our corporate purpose (subject to the authority expressly reserved by law to the shareholders).

      The names and positions of the current members of our Board of Directors, their ages, business experience, dates of initial appointment, the year in which their current term expires and information on their principal business activities outside our company are as follows:

François Legros	Age:	36
Chairman and	First elected:	June 1997
Chief Executive Officer	Term expires:	2002
	Principal occupation:	Chief Executive Officer, Genesys
	Other directorships and business experience:	Director of Genesys Conferencing Inc., Genesys Conferencing Ltd, Genesys Conferencing Ltd (HK), Genesys Conferencing Pte Ltd, Genesys Conferencing Pty Ltd, Maga Fund Ltd and Astound Inc.

Jean-Jacques Bertrand	Age:	49
Director	First elected:	October 1998*
	Term expires:	2002
	Principal occupation:	Managing Director, BNP Paribas Private Equity
	Other directorships and business experience:	Former Executive Vice President, Head of Communications Industry at Banexi; Director of Multitel (Spain) and Firstmark France.

Jean-Charles Bouillet	Age:	55
Director	First elected:	March 2000*
	Term expires:	2003
	Principal occupation:	Director for Corporate Development, Unilog S.A. France
	Other directorships and business experience:	Director of Shanghai Integrata

Patrick S. Jones	Age:	58
Director	First elected:	June 2001
	Term expires:	2004
	Principal occupation:	Retired
	Other directorships and business experience:	Chairman of the Board, Dione Plc; Director of InterTrust Technologies Inc. and QRS Corp.; Former Senior Vice President, Chief Financial Officer, Gemplus S.A.; Former Vice President and Corporate Controller of Intel Corp.

Philippe Piriou*	Age:	48
Director	First elected:	2000
	Term expires:	2002
	Principal occupation:	Investment Director, Part’Com
	Other directorships and business experience:	Representative of In’Com on board of Jeriko et FA Technology; representative of Part’Com on board of C2A.

Alan Senter	Age:	61
Director	First elected:	2001
	Term expires:	2004
	Principal occupation:	Chairman, AZ Senter Consulting
	Other directorships and business experience:	Director of XL Capital Ltd. and Hippographics Inc.; Former Executive Vice President and Chief Financial Officer of NYNEX Corporation.

*	Mr. Bertrand sat on our Board as the representative of Finovectron SA from 1990 to 1998 (except from September 1996 to April 1998, when Finovectron had another representative); Mr. Bouillet sat on our Board as the representative of STM-Goupil from 1988 to 1995; and Mr. Piriou sat on our Board as the representative of both In’Com and Part’Com from 1988-2000.

     At our annual shareholders’ meeting scheduled for June 17, 2002, our shareholders will be asked to approve the re-appointment of Mr. Legros as Chairman and Mr. Bertrand as Director, for an additional term.

      Following the acquisition of Vialog, Mr. David Lougee, a former Vialog director, was elected to our Board of Directors of in June 2001. He served on our Board of Directors through the remainder of 2001 and resigned his position in March 2002.

      None of our directors has any family relationship with any other of our directors or member of our senior management.

Senior Management

      The names, positions and business experience of our senior officers are as follows:

      François Legros, Chairman and Chief Executive Officer. Mr. Legros has been our Chairman and Chief Executive Officer since June 1997, and was the first employee to be hired by our company. Mr. Legros started his career at our company as Finance Manager and later became our Financial and Administrative Director. In 1994, he was appointed Managing Director of Genesys Sweden and Genesys Development Director and became Group Managing Director in 1996.

      David Detert, Executive Vice President, Networks & Infrastructure. Mr. Detert joined our company in October 1997 as Executive Vice President, Business Development. In 1998 he was appointed to Executive Vice President, Research & Development, which he served until appointment to his present position. Prior to joining our company, he served as President of the Daretel Group, a consulting firm specialized in U.S. and European business development in the area of teleconferencing.

      Andrew Pearce, Executive Vice President, Europe. Mr. Pearce has been our Executive Vice-President, Europe since January 2000. He joined our company in April 1999 as Managing Director of Darome Teleconferencing Ltd. (one of our subsidiaries). Prior to joining our company, Mr. Pearce spent 10 years with British Telecom Conferencing, where he held several positions including Head of Operations, BT Conferencing and Business Manager, Conferencing Services.

      Margie Medalle, Executive Vice President and Chief Operating Officer, North America. Ms. Medalle has been our Executive Vice President and Chief Operating Officer, North America since April 2001. Prior to this time, she served as the President and Chief Executive Officer of our North American operating company after joining our company in April 1999 following our acquisition of Aloha Conferencing. Ms. Medalle was formerly President and Managing Director of Aloha Conferencing and prior to joining Aloha, Ms. Medalle owned her own consulting company specializing in mergers and acquisitions, strategic planning, financial analysis and efficiency studies.

      Olivier Fourcade, Executive Vice President, Asia Pacific. Mr. Fourcade, our Executive Vice President, Asia Pacific, joined our company in 1991, and since then has held several positions including Executive Vice Present, Marketing Manager Europe and Executive Vice President, Video Business Unit. Today, Mr. Fourcade serves as our Executive Vice President, Asia Pacific, a position he has held since October 2001.

      Jim Huzell, Chief Operating Officer. Mr. Huzell joined our company as Chief Operating Officer in 2000. Prior to this time, Mr. Huzell spent five years as Managing Director of ScanMarket AB, a consulting business, working on business development projects for mobile telephone companies such as Ericsson and Nokia as well as with several other technology ventures. Prior to joining ScanMarket, Mr. Huzell served for four years as Chief Executive Officer of Comviq European, an independent mobile telephone operator.

      Michael E. Savage, Executive Vice President and Chief Financial Officer. Mr. Savage joined our company as Executive Vice President and Chief Financial Officer in September 2001. Prior to this time, he served as Senior Vice President and Chief Financial Officer of Vialog Corporation, a position he held from September 1999. Before joining Vialog, Mr. Savage also served as Chief Financial Officer of America Online/ Digital City, and prior to that position, as Chief Financial Officer and Vice President of World Corp., the holding company of World Airways, Inc. and InteliData Technologies Corp.

      Marie Capela-Laborde, Executive Vice President, Group General Counsel & Secretary. Ms. Capela-Laborde has served as our Executive Vice President General Counsel & Secretary since July 2001. She joined our company in March 1998 as Head of the Legal Division. Prior to that time she worked as an attorney in her own law firm.

      Rolf Dahlin, Chief Executive Officer, Video Division. Mr. Dahlin has been the Chief Executive Officer of our Video Division since October 2001. He joined our company in 1995, and has served in a variety of positions since that time including Managing Director, Sweden and Vice President of Business Development. Before joining our company, Mr. Dahlin spent nine years at Esselte both as a sales manager and a marketing manager.

      Kailash Ambwani, Chief Strategy Officer. Mr. Ambwani has been our Chief Strategy Officer since January 2002. Prior to appointment to his present position, he served as Executive Vice President from April 2001. Before joining our company, Mr. Ambwani co-founded Astound Incorporated in June 1996 and served as its Chairman and Chief Executive Officer until we acquired Astound in March 2001. Prior to Astound, Mr. Ambwani served as Chairman and Chief Executive Officer of Gold Disk Incorporated, a software publisher.

      None of these individuals has any principal business activities outside of our company.

      None of these individuals has any family relationship with any director or nominee for director or other member of our senior management.

      In 2001, Mr. Kim Mayyasi served as our Chief Executive Officer for our North American operations. Prior to his position at our company, he served as President and Chief Executive Officer of Vialog Corporation. He resigned from our company effective January 1, 2002.

B.  Compensation

Compensation

      In 2001, the aggregate amount of compensation paid to our directors and senior management (19 persons in total) for services in all capacities, including former directors and senior management who left our company during the year, was €3.1 million. Of this amount €47,000 consisted of attendance fees (jetons de présence) paid to members of our Board of Directors, allocated as set forth below.

Director	Attendance Fees

François Legros	€0
Jean-Jacques Bertrand	€4,000
Jean-Charles Bouillet	€4,000
Patrick Jones	€15,000
David Lougee*	€10,000
Philippe Piriou	€4,000
Alan Senter	€10,000

Total	€47,000

*	Mr. Lougee resigned from his position in March 2002.

     Our Chairman and Chief Executive Officer received €458,532 in compensation in 2001 before taxes and other charges, consisting of a base salary of €258,532 and a €200,000 bonus.

Stock Options

      Under French law, directors may not receive options solely as compensation for service on the board, thus only those directors who are also our employees may receive stock options. During 2001, a total of 327,500 options were granted to senior management, including senior management who left our company during the year, as set forth below. Each option gives the right to purchase one of our ordinary shares at the exercise price and that expire on the date set forth in the following table.

	Number
	of	Exercise	Expiration
Employee	Options	Price	Date

François Legros	25,000	€15.86	11 Nov 2009
Andrew Pearce	22,500	€15.86	11 Nov 2009
Margie Medalle	15,000	€22.09	24 Apr 2009
	5,000	€15.86	11 Nov 2009
Olivier Fourcade	5,000	€15.86	11 Nov 2009
Jim Huzell	50,000	€15.86	11 Nov 2009
Michael E. Savage	100,000	€15.86	11 Nov 2009
Marie Capela-Laborde	25,000	€15.86	11 Nov 2009
Rolf Dahlin	5,000	€39.83	26 Feb 2009
Kailash Ambwani	75,000	€25.03	13 Mar 2009

      The other members of our senior management, including those who left our company in 2001, did not receive any stock options during 2001.

      For additional information regarding our stock options, see “— Share Ownership” below and Note 12 to our financial statements included under Item 18.

Pension or Retirement Benefits

      The aggregate amount that we set aside or accrued to provide pension, retirement or similar benefits for directors and members of senior management during 2001 was €0.2 million.

C.  Board Practices

      None of the above directors has entered into a service contract with our company or any of our subsidiaries providing for benefits upon termination of his service as a director.

      Our board of directors has established an audit committee, a compensation committee and a strategic committee. The functions of these committees are described below.

Audit Committee

      Our audit committee is responsible for reviewing the propriety and accuracy of our consolidated financial statements. In accordance with the rules of the Nasdaq Stock Market, all of the members of our audit committee are independent directors and are each able to read and understand fundamental financial statements. Our audit committee has adopted a charter that sets forth its responsibilities, which include:

•	making regular reports to our board of directors;

•	reviewing and reassessing the adequacy of the audit committee charter annually and recommending any proposed changes to the board of directors for approval;

•	reviewing the annual audited financial statements with management;

•	reviewing with management and our independent auditor our annual and interim financial statements prior to the filing of such financial statements with the U.S. Securities and Exchange Commission or the French Commission des Opérations de Bourse;

•	meeting periodically with management to review our major financial risk exposures and the steps management has taken to monitor and control such exposures;

•	reviewing major changes to our auditing and accounting principles and practices;

•	receiving periodic reports from our independent auditor regarding our auditor’s independence, discussing such reports with our auditor, and if so determined by the audit committee, taking or recommending that the full board of directors take appropriate action to oversee the independence of the auditor;

•	reviewing the appointment and replacement of any senior internal auditing executive;

•	reviewing the significant reports to management prepared by the internal auditing department and management’s responses;

•	obtaining reports from management, our senior internal auditing executive and the independent auditor that our subsidiaries and/or foreign affiliated entities are in conformity with applicable legal requirements;

•	reviewing with our independent auditor any problems or difficulties our auditor may have encountered and any management letter provided by our auditor and our response to that letter;

•	advising our board of directors with respect to our policies and procedures regarding compliance with applicable laws and regulations; and

•	reviewing with our legal counsel legal matters that may have a material impact on our financial statements, our compliance policies and any material reports or inquiries received from regulators or governmental agencies.

      In 2001, the members of our audit committee were Mr. Bouillet, Mr. Jones and Mr. Piriou.

Compensation Committee

      Our Board of Directors has established a compensation committee. The compensation committee is responsible for:

•	approving the compensation of all elected officers;

•	reviewing and making recommendations with respect to compensation and benefits for executive officers and taking all related actions that are not reserved for our board; and

•	administering our stock option plan and other salary, compensation or benefit plans that it is designed to administer.

      In 2001, the members of our compensation committee were Mr. Lougee, Mr. Piriou and Mr. Senter.

Strategy Committee

      Our Board of Directors has also established a strategy committee. Our strategy committee is in charge of defining our overall strategy. In 2001, the members of the strategic committee were Mr. Lougee, Mr. Senter, Mr. Bertrand and Mr. Bouillet.

D.  Employees

      We had 1,530 employees world-wide as of December 31, 2001. The table below sets forth the breakdown of employees by geographic area and by main category of activity as of December 31, 1999, 2000 and 2001.

	As of December 31:

	2001	%	2000	%	1999	%

Europe	494	32.3%	380	54.7%	248	44.8%
North America	971	63.5%	272	39.1%	273	49.4%
Asia Pacific	65	4.2%	43	6.2%	32	5.8%

TOTAL	1,530	100,0%	695	100,0%	553	100,0%

	As of December 31:

	2001	%	2000	%	1999	%

Sales & Marketing	408	26.6%	180	25.9%	145	26.2%
Research and Development	64	4.2%	33	4.7%	29	5.3%
Operators and Reservationists	740	48.4%	335	48.2%	266	48.1%
Administrative and Managerial	272	17.8%	123	17.7%	94	17.0%
MIS and Operations	46	3.0%	24	3.5%	19	3.4%

TOTAL	1,530	100.0%	695	100.0%	553	100.0%

      Since 1997, we have experienced significant growth in our total number of employees as our business has expanded both through internal growth and acquisitions. However, our high percentage of automated audio conferencing calls enables us to deliver conferencing services with a smaller ratio of operators and reservation personnel than competitors that rely more heavily on operator-assisted conferencing.

      Under French law, all employers of more than 20 employees in France are required to implement a 35-hour work week. Pursuant to this law, we entered into a collective bargaining agreement with our French employees in March 2000. Although the work week is shorter on average and we have not reduced salaries, the agreement allows us greater flexibility than before to organize the use of employee time. For example, employees can work more than 35 hours in some weeks, but in exchange we are required to reduce the number of hours worked in other weeks to ensure that they do not work more than 35 hours per week on an annual basis. We believe this added flexibility partly compensates for the reduction in hours and that the 35-hour week does not have a material adverse effect on our financial condition. We are not a party to any other collective bargaining agreements.

      To date we have not experienced any labor movements or work stoppages. We believe our relations with our employees are good.

E.  Share Ownership

      The following table sets forth information known to us with respect to the ownership of our ordinary shares as of March 31, 2002 based on 15,281,090 shares outstanding as of such date by:

•	Each of our directors and named senior management; and

•	All directors and named senior management as a group.

			% of Outstanding
Name	Shares Owned		Shares

François Legros	22,559		*
Jean-Jacques Bertrand	347,001	(1)	2.3%
Jean-Charles Bouillet	350		*
Patrick S. Jones	500	(2)	*
Philippe Piriou	150		*
Alan Senter	50	(2)	*
David Detert	648		*
Andrew Pearce	509		*
Margie Medalle	0		*
Olivier Fourcade	574		*
Jim Huzell	0		*
Michael E. Savage	117		*
Marie Capela-Laborde	2,152		*
Rolf Dahlin	1,000		*
Kailash Ambwani	55,381		*

All directors and senior management as a group (15 individuals)	430,991		2.8%

*	Less than one percent.

(1)	Mr. Bertrand may be considered the beneficial owner of 347,000 shares held of record by Europe Telecom Media Fund II LP, for which shares he disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(2)	Shares held as ADSs (which represent one-half of one ordinary share).

     The following table sets forth information with respect to the ownership of options to purchase our ordinary shares as of March 31, 2002 by:

•	Each of our named senior management; and

•	All senior management as a group.

	Number of Shares		Exercise	Expiration
Name	underlying options		Price	Date

François Legros	110,320	(1)	€9.91	09/23/06
	12,363	(2)	€15.32	09/15/07
	50,000	(3)	€50.42	09/08/08
	25,000	(4)	€15.86	11/11/09
	50,000	(4)	€14.30	01/07/10

David Detert	40,559	(1)	€9.91	09/23/06

Andrew Pearce	22,000	(2)	€15.32	09/15/07
	5,000	(2)	€53.17	03/08/06
	22,500	(4)	€15.86	11/11/09

Margie Medalle	30,000	(2)	€15.32	09/15/07
	10,000	(2)	€53.17	03/08/08
	15,000	(3)	€22.09	04/24/09
	5,000	(4)	€15.86	11/11/09

Olivier Fourcade	57,727	(1)	€9.91	09/24/06
	10,000	(3)	€50.42	09/08/08
	5,000	(4)	€15.86	11/11/09

Jim Huzell	100,000	(3)	€50.42	09/08/08
	50,000	(4)	€15.86	11/11/09

Michael E. Savage	1,676	(5)	$11.93	01/26/10
	8,379	(5)	$14.92	02/10/10
	33,515	(5)	$10.63	11/11/09
	100,000	(4)	€15.86	11/11/09
	26,390	(5)	$31.33	10/02/10

Marie Capela-Laborde	3,000	(2)	€15.32	09/15/07
	7,000	(2)	€53.17	03/08/08
	3,000	(3)	€50.42	09/08/08
	25,000	(4)	€15.86	11/11/08

Rolf Dahlin	13,383	(1)	€9.91	09/23/06
	5,000	(3)	€39.38	02/26/09

Kailash Ambwani	75,000	(3)	€25.05	03/13/09

All senior management as a group (10 individuals)	921,812

(1)	Granted pursuant to the 1998 plan.

(2)	Granted pursuant to the 1999 plan.

(3)	Granted pursuant to the 2000 plan.

(4)	Granted pursuant to the 2001 plan.

(5)	Granted pursuant to the Vialog stock plans

     For additional information regarding our stock options and stock option plans see Item 10 “Additional Information — Memorandum and Articles of Association” and Note 12 to our financial statements included under Item 18.

Item 7.	Major Shareholders and Related Party Transactions

A.  Major Shareholders

      The table below shows the beneficial owners of more than 5% or more of our ordinary shares and ADSs, based on 15,281,057 ordinary shares outstanding as at February 21, 2002.

	Number of
Name	Shares	% of Class

Schroder Investment Management Limited	1,547,538	10.13%
J. Hassett Group	903,406	5.91%

      In March 2002, we learned that a group of shareholders led by John Hassett filed a Schedule 13D with the U.S. Securities and Exchange Commission indicating that the group had acquired 5.9% of our outstanding shares. No filings have been made in France.

      Our statuts (bylaws) currently do not provide for double voting rights. We have proposed a resolution authorizing double voting rights for approval at our June 17, 2002 annual shareholders meeting. For more information relating to our ordinary shares, see Item 10 “Additional Information — Memorandum and Articles of Association.”

      As of March 31, 2002, there were 8,746,146 of our ADSs outstanding representing 4,373,073 of our ordinary shares, or 28.6% of our total shares outstanding as of such date. As of March 31, 2002, there were 57 record holders of our ADSs, of which 18 have registered addresses in the United States. In addition, as of March 31, 2002, 420 of our ordinary shares were held by 18 record holders with registered addresses in the United States.

      Other than as described above, we are not aware of any arrangements that may at a subsequent date result in a change in control of our company.

B.  Related Party Transactions

      During 2001, we did not enter into any related party transactions.

C.  Interests of Experts and Counsel

      Not applicable.

Item 8.	Financial Information

A.  Consolidated Statements and Other Financial Information

      See “Item 18 — Financial Statements” and pages F-1 through F-37.

Legal Proceedings

      We are involved in legal proceedings from time to time in the ordinary course of our business. We do not believe that liabilities related to any of these claims and proceedings against us are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations.

Dividend Distribution Policy

      We have never declared or paid any dividends on our capital stock. We expect to retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any dividends in the foreseeable future.

      Our ability to pay dividends is also affected by restrictions in existing credit agreements. Our credit facility prohibits us from paying dividends.

B.  Significant Changes

      There have not been any significant changes since the date of our financial statements included under Item 18.

Item 9.	The Offer and Listing

A.  Offer and Listing Details

      Our ordinary shares are listed on the Nouveau Marché of Euronext Paris, and since April 26, 2001, our ADSs have traded under the symbol “GNSY” on the Nasdaq Stock Market.

      Our ordinary shares were included in the SBF 250 Index as of March 23, 2001. The SBF 250 features similar criteria for the top 250 publicly traded French equities.

      The table below sets forth, for the periods indicated, the reported high and low quoted prices of our ordinary shares on the Nouveau Marché of Euronext Paris S.A. and of our ADSs on the Nasdaq Stock Market.

	Euronext Paris		Nasdaq

Period	High	Low	High	Low

	(ordinary share		(ADS price
	price in €)		in $)
1998
beginning (October 1, 1998)	12.04	8.54	—	—
1999	37.00	9.90	—	—
2000	79.50	30.00	—	—
First Quarter	79.50	30.00	—	—
Second Quarter	63.60	32.10	—	—
Third Quarter	62.00	42.00	—	—
Fourth Quarter	60.90	47.20	—	—
2001	53.80	9.76	—	—
First Quarter	53.80	20.12	—	—
Second Quarter (Nasdaq beginning April 26, 2001)	35.82	26.02	15.29	9.90
Third Quarter	25.60	9.76	11.00	4.55
Fourth Quarter	16.94	11.03	8.35	5.10
2002
First Quarter	14.45	7.57	6.80	3.55
2001
December	15.60	11.03	7.20	5.10
2002
January	14.45	11.67	6.80	5.00
February	12.56	7.57	5.73	3.55
March	14.29	10.68	6.60	4.60
April	14.33	10.80	6.54	5.10
May	11.20	7.50	5.36	3.66

*	Source: Euronext Paris and The Bank of New York. Two ADSs represent one ordinary share. Trading of our ADSs on the Nasdaq began on April 26, 2001.

B.  Plan of Distribution

      Not Applicable.

C.  Markets

Trading On The Nouveau Marche

General

      On September 22, 2000, ParisBourseSBF S.A., Amsterdam Exchange N.V. and the Societé de la Bourse de Valeurs Mobilières de Bruxelles S.A. merged to create Euronext N.V., a Dutch holding company and the first pan-European stock exchange. Subsequently, ParisBourseSBF S.A. changed its name to Euronext Paris. Securities quoted on any of the stock exchanges participating in Euronext will be traded through a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their respective local exchanges. Euronext Paris retains responsibility for the admission of securities to its trading markets, as well as the regulation of these markets.

      Securities approved for listing by Euronext Paris are traded in one of two regulated markets, the Bourse de Paris, which in turn comprises the Premier Marché and the Second Marché, and the Nouveau Marché. These markets are all operated and managed by Euronext Paris, a market operator (entreprise de marché) responsible for the admission of securities and the supervision of trading in listed securities. Euronext Paris publishes a daily official price list that includes price information on listed securities. The securities of most large public companies are listed on the Premier Marché, with the Second Marché available for small and medium-sized companies. Trading on the Nouveau Marché was introduced in March 1996 to allow small capitalization and start-up companies to access the stock market. In addition, the securities of certain other companies are traded on a non-regulated, over-the-counter market, the Marché Libre OTC.

Nouveau Marché

      The Nouveau Marché is a regulated market managed and operated by Euronext Paris. The Nouveau Marché, however, is neither a new section of an existing market nor a stepping stone to the Second Marché. The Nouveau Marché is an electronic market that combines a central order book with market making to ensure greater liquidity. Member firms of the Nouveau Marché may act in one or more capacities: Listing Advisers/ Market-Makers (Introducteurs/ Teneurs de Marché); brokers (Négotiateurs pour compte propre); dealers (Négotiateurs pour compte de tiers); broker-dealers; and/or clearing agents (Adhérent Compensateurs). BNP Paribas Equities and Oddo Pinatton act as Teneurs de Marché with respect to our ordinary shares traded on the Nouveau Marché. Admission to the Nouveau Marché is subject to capital adequacy and liquidity requirements determined by Euronext Paris regulations. In addition, companies listed on the Nouveau Marché are required to publish comprehensive information regularly and to keep the public informed of events likely to affect the market price of their securities. Euronext Paris allows continuous trading for the most actively traded shares on the Nouveau Marché. Such trading takes place on each business day from 9:00 a.m. to 5:35 p.m., with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:25 p.m. to 5:30 p.m. during which transactions are recorded but not executed.

      For shares that are not traded continuously, retail orders on the Nouveau Marché are matched by the central system at two daily fixings, at 10:30 a.m. and 4:00 p.m. Between such fixings, Listing Advisors/ Market Makers display bid/asked spreads for a minimum number of each of the securities for which they act as market-makers, and trades with the Listing Agents/ Market Makers are executed from time to time throughout the day. Our shares are traded continuously. Euronext Paris may restrict trading in a security listed on the Nouveau Marché if the quoted price of the security increase or decreased beyond the specific price limits defined by its regulators (réservation à la hausse ou à la baisse). In particular, trading is automatically restricted in a security whose quoted price varies by more than 10% from the last price determined in an auction or by more than 5% from the last traded price. If the order that has caused the restriction is cancelled within the following minutes, the trading of this security resumes. If the order is not cancelled within the following minutes, an auction is organized after a call phase of four minutes, during which orders are entered in the central order book but not executed. Euronext

Paris may also suspend trading of a security listed on the Nouveau Marché in other limited circumstances (suspension de la cotation) in particular to prevent or halt disorderly market conditions.

      Trades of securities listed on the Nouveau Marché are settled on a cash basis on the third trading day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (service à règlement différé) for a fee. The deferred settlement service is only available for trades in securities that either:

•	are a component of the SBF 120 Index; or

•	Have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million.

Investors can elect on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. At the date of this annual report, our ordinary shares are eligible for deferred settlement.

      Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser’s account. Under French securities regulations, any sale of a security traded on a deferred settlement basis during the month of a dividend payment date is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid and the seller’s account will be debited by the same amount.

      Prior to any transfer of securities held in registered form on the Nouveau Marché, such securities must be converted into bearer form and inscribed in an account maintained by an accredited intermediary with Euroclear, France, a registered clearing agency. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Nouveau Marché are cleared and settled through Euroclear, France, using a continuous net settlement system. A fee or commission is payable to the Listing Advisor/ Market Maker or broker-dealer or other agent involved in the transaction.

Trading by the Company in its Shares

      Under French law, a company may not issue shares to itself, but it may purchase its own shares in the limited cases described in Item 10 under “Additional Information — Memorandum and Articles of Association.”

D.  Selling Shareholders

      Not applicable.

E.  Dilution

      Not applicable.

F.  Expenses of the Issue

      Not applicable.

Item 10.	Additional Information

A.  Share Capital

      Not applicable.

B.  Memorandum and Articles of Association

      We have previously filed a description of our bylaws, or statuts, in a registration statement on Form F-4 filed on February 12, 2001 (File No. 333-55392) under the caption “Description of Genesys Share Capital.” That description is incorporated by reference into this annual report.

      We have proposed certain resolutions for adoption at our June 17, 2002 annual shareholders’ meeting. Certain of the changes are to modify our bylaws in accordance with changes in French law as well as certain additional proposals. If approved, the significant changes to our bylaws will be the following:

•	all fully-paid up shares held in registered form in the name of the same shareholder for at least two years will have double voting rights;

•	any shareholder will be required to notify us within five trading days from the day it acquires more than 1% of our share capital; and

•	if we have reason to believe that a shareholder, who is named on the list of holders of our bearer shares provided by Euroclear, is holding on behalf of a third party, we will be able to ask that shareholder for certain information regarding the third parties on whose behalf it holds the shares (name, nationality, address, and number of shares) and if such information is not provided or is incomplete, we may deny such shareholder the right to vote.

      Our shareholders will also be asked to authorize a share repurchase program at our June 17, 2002 shareholders meeting. If adopted, the resolution will permit us to purchase and sell our ordinary shares, within the limits provided by law, during an 18-month period from the date of such meeting, at the maximum purchase price of €60 (or the corresponding amount in any other currency) and at the minimum sale price of €5 (or the corresponding amount in any other currency). We will be subject to the same limitations as under the existing authorization and the purpose of the share repurchase program will not be changed.

C.  Material Contracts

      On April 20, 2001, as amended thereafter, we entered into U.S. $125 million credit facility. This credit facility is described in more detail under Item 5 “Operating and Financial Review and Prospects — Liquidity and Capital Resources” and is included as an exhibit under Item 19.

D.  Exchange Controls

      French exchange control regulations currently do not limit the amount of payments that we may remit to non-residents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and most credit establishments are accredited intermediaries.

E.  Taxation

French Taxation

      The following generally summarizes the material French tax consequences of purchasing, owning and disposing of our shares or ADSs. The statements relating to French tax laws set forth below are based on the laws in force as of the date hereof, and are subject to any changes in applicable laws and tax treaties after such date.

      This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of our shares.

      The following summary does not address the treatment of shares that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of our company.

      There are currently no procedures available for holders that are not U.S. residents to claim tax treaty benefits in respect of dividends received on ADSs or shares registered in the name of a nominee. Such holders should consult their own tax advisor about the consequences of owning and disposing of ADSs.

Taxation of Dividends on Shares

      In France, dividends are paid out of after-tax income. However, French residents are entitled to a tax credit, known as the avoir fiscal, in respect of dividends they receive from French companies. Individuals are entitled to an avoir fiscal equal to 50% of the dividend. The avoir fiscal applicable to corporate investors generally is equal to 15% of the dividend. Dividends paid to non-residents normally are subject to a 25% French withholding tax and are not eligible for the benefit of the avoir fiscal. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate of withholding tax, and may be entitled to benefit from a refund of the avoir fiscal, as described below.

      France has entered into tax treaties with certain countries under which qualifying residents are entitled to obtain from the French tax authorities a reduction (generally to 15%) of the French dividend withholding tax and a refund of the avoir fiscal (net of applicable withholding tax).

      If a non-resident holder establishes its entitlement to treaty benefits prior to the payment of a dividend, then French tax generally will be withheld at the reduced rate provided under the treaty.

      Dividends paid out of profits that have not been taxed at the ordinary corporate rate, or were earned and taxed more than five years before the distribution, are subject to an equalization tax called the précompte, which is payable by the distributing corporation. The précompte generally is equal to one-half of the amount of the dividend paid to the shareholder prior to deduction of withholding tax. Corporate investors entitled under a tax treaty to a refund of the avoir fiscal at a rate of 15% generally may claim an additional payment equal to 70% of the précompte actually paid in cash by the distributing corporation, net of applicable withholding tax. This additional payment is considered an increase to the avoir fiscal.

      When a tax treaty does not provide for a refund of the avoir fiscal, or when a non-resident investor is not entitled to such a refund but is otherwise entitled to the benefits of the tax treaty, then a qualifying investor may obtain from the French tax authorities a payment equal to 100% of the précompte actually paid in cash by the distributing corporation, net of applicable withholding tax.

Taxation on Sale or Disposition of Shares

      Holders that are not residents of France for tax purposes, do not hold shares or ADSs in connection with the conduct of a business or profession in France, and have held not more than 25% of our dividend rights (droits aux bénéfices sociaux), directly or indirectly, at any time during the preceding five years, are not subject to any French income tax or capital gains tax on the sale or disposition of shares or ADSs.

      A 1% registration duty (subject to a maximum of €3,049 per transfer) applies to certain transfers of shares or ADSs in French companies. The duty does not apply to transfers of shares or ADSs in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

Estate and Gift Tax

      France imposes estate and gift tax on shares or ADSs of a French company that are acquired by inheritance or gift. The tax applies without regard to the residence of the transferor. However, France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty country may be exempted from such tax or obtain a tax credit.

Taxation of U.S. Investors

      The following is a summary of the material French and U.S. federal income tax consequences of the purchase, ownership and disposition of our shares or ADSs if you are a holder that is a resident of the United States for purposes of the income tax convention between the United States and France (the “Treaty”) and are fully eligible for benefits under the Treaty (a “U.S. holder”). You generally will be entitled to Treaty benefits in respect of our shares or ADSs if you are:

•	the beneficial owner of the shares or ADSs (and the dividends paid with respect thereto);

•	an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States in its hands or in the hands of its partners or beneficiaries;

•	not also a resident of France for French tax purposes; and

•	not subject to an anti-treaty shopping article that applies in limited circumstances.

      Special rules apply to pension funds and certain other tax-exempt investors.

      For U.S. federal income tax purposes, a U.S. holder’s ownership of the company’s ADSs will be treated as ownership of the company’s underlying shares.

      This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. In particular, the summary does not deal with shares that are not held as capital assets, and does not address the tax treatment of holders that are subject to special rules, such as banks, insurance companies, dealers in securities or currencies, regulated investment companies, persons that elect mark-to-market treatment, persons holding shares as a position in a synthetic security, straddle or conversion transaction, persons that own, directly or indirectly, 5% or more of our voting stock or 10% or more of our outstanding capital and persons whose functional currency is not the U.S. dollar. The summary is based on laws, treaties, regulatory interpretations and judicial decisions in effect on the date hereof, all of which are subject to change.

      This summary does not discuss the treatment of shares or ADSs that are held in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France.

      You should consult your own tax advisers regarding the tax consequences of the purchase, ownership and disposition of shares or ADSs in the light of your particular circumstances, including the effect of any state, local or other national laws.

Dividends

      As discussed in more detail under “— French Taxation,” dividends paid by French companies to non-residents of France generally are subject to French withholding tax at a 25% rate, and are not eligible for the benefit of the avoir fiscal.

      However, under the Treaty, you can claim the benefit of a reduced dividend withholding tax rate of 15%. You will also be entitled to a payment from the French tax authorities equal to the avoir fiscal, less a 15% withholding tax. French tax will be withheld at the 15% Treaty rate if you have established before the date of payment that you are a resident of the United States under the Treaty and, if you are not an individual, that you are the owner of all the rights relating to the full ownership of the shares or ADSs (including, but not limited to, dividend rights). A U.S. holder generally will be entitled to receive a refund of the avoir fiscal only if the holder (or its partners, beneficiaries or grantors, if the holder is a partnership, estate or trust) is subject to U.S. federal income tax on the avoir fiscal payment and the dividend to which it relates.

      A U.S. holder that is a corporation generally will be entitled to an avoir fiscal refund of 15% of the amount of a dividend, while a U.S. holder who is an individual generally will be entitled to an avoir fiscal refund at a

50% rate. The refund of the avoir fiscal will not be made available until after the close of the calendar year in which the dividend is paid.

      Pension funds and certain other tax-exempt U.S. holders are generally entitled under the Treaty to a reduced withholding tax rate of 15%, and to a payment at least equal to 30/85 of the avoir fiscal generally payable to a corporation, less a 15% withholding tax.

      U.S. holders that are not entitled to receive payments in respect of the avoir fiscal at the 50% rate (e.g., corporations and certain tax-exempt investors) will be entitled to receive an additional payment from the French tax authorities if we are liable for the précompte equalization tax (discussed under “— French Taxation,” above) in respect of a dividend distribution. Corporate holders generally will be entitled to receive, in addition to the payment made in respect of the avoir fiscal at 15%, a payment equal to 70% of the précompte that we actually pay in cash in respect of a dividend paid, less a 15% withholding tax. The additional payment is considered an increase to the avoir fiscal, and will also not be made available until after the close of the calendar year in which the dividend is paid.

      Thus, for example, if we pay a dividend of 100 to an individual U.S. holder, the holder initially will receive 85, but will be entitled to an additional payment of 42.50, consisting of the avoir fiscal of 50 less a 15% withholding tax. If we pay a dividend of 100 to a U.S. holder that is a corporation, such U.S. holder initially will receive 85, but will generally be entitled to an additional payment of 12.75, consisting of the avoir fiscal of 15 less a 15% withholding tax; in the event that the dividend distribution triggers payment by us of the précompte, such U.S. holder generally may also obtain from the French tax authorities an additional payment equal to 70% of the précompte that we actually pay in cash, less a 15% withholding tax.

      If you are not entitled to a refund of the avoir fiscal, you generally may obtain from the French tax authorities a refund of the entire précompte we actually pay in cash in respect of a dividend, less a 15% French withholding tax. Pension funds and certain other tax-exempt U.S. holders are also entitled to certain refunds in respect of the précompte we actually pay in cash. Such holders should consult their own tax advisers in respect of précompte refunds.

      The gross amount of dividend, avoir fiscal and précompte payments that you receive (prior to deduction of French withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. French withholding tax at the 15% Treaty rate will be treated as a foreign income tax that, subject to generally applicable limitations under U.S. law, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial. You should consult your own tax advisers concerning the implications of these rules in the light of your particular circumstances.

      Dividends paid in euro will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date you receive the dividend (or the date the depositary receives the dividend, in the case of the ADSs), regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Procedures for Claiming Treaty Benefits

      In order to claim Treaty benefits, you must complete and deliver to the French tax authorities either:

•	the simplified certificate described below; or

•	an application for refund on French Treasury Form RF 1A EU-No. 5052.

      A simplified certificate must state that:

•	you are a U.S. resident within the meaning of the Treaty;

•	you do not maintain a permanent establishment or fixed base in France with which the holding giving rise to the dividend is effectively connected;

•	you own all the rights attached to the full ownership of the shares (including dividend rights); and

•	you meet all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the refund of the avoir fiscal.

      If a holder that is not an individual submits an application for refund on Form RF 1A EU-No. 5052, the application must be accompanied by an affidavit attesting that the holder is the owner of all the rights attached to the full ownership of the shares (including dividend rights) or, if the holder is not the owner of all such rights, providing certain information concerning other owners.

      Copies of the simplified certificate and the application for refund are available from the U.S. Internal Revenue Service.

      If the certificate or application is not filed prior to a dividend payment, then holders may claim withholding tax and avoir fiscal refunds by filing an application for refund at the latest by December 31 of the second year following the year in which the withholding tax is paid.

      If you are not entitled to a refund of the avoir fiscal but are entitled to a full refund of the précompte, or if you are a U.S. pension fund or other tax-exempt U.S. holder that is entitled to a partial refund of the précompte, you must apply for such a refund by filing French Treasury Form RF 1B EU-No. 5053 before the end of the year following the year in which the dividend was paid. This form, together with instructions, is available from the U.S. Internal Revenue Service or at the Centre des Impôts des Non-Résidents (9, rue d’Uzès, 75094 Paris Cedex 2).

      The avoir fiscal or partial avoir fiscal and any French withholding tax refund will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

Capital Gains

      Under the Treaty, you will not be subject to French tax on any gain derived from the sale or exchange of shares or ADSs, unless the gain is effectively connected with a permanent establishment or fixed base maintained by you in France.

      For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of the shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net amount of long-term capital gain recognized by an individual holder generally is subject to taxation at a maximum rate of 20%. Your ability to offset capital losses against ordinary income is limited.

French Estate and Gift Tax

      Under the estate and gift tax convention between the United States and France, a transfer of shares or ADSs by gift or by reason of the death of a U.S. holder entitled to benefits under that convention will not be subject to French gift or inheritance tax, so long as the donor or decedent was not domiciled in France at the time of the transfer, and the shares or ADSs were not used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

U.S. Information Reporting and Backup Withholding Rules

      Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

F.  Dividends and Paying Agents

      Not applicable.

G.  Statement by Experts

      Not applicable.

H.  Documents on Display

      We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, we are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are not required to make filings with the Commission by electronic means, although we may do so. Any filings we make electronically will be available to the public over the Internet at the Commission’s Web site at http://www.sec.gov.

I.   Subsidiary Information.

      Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Impact of Exchange Rate Fluctuations

      We prepare our financial statements in euros. In 2001, 63% of our total revenues were recorded in U.S. dollars, 17% in British pounds, 4% in Swedish crowns and 2% in Australian dollars. Virtually all of the remaining revenues were in euros. Purchases and expenses in U.S. dollars, British pounds, Swedish crowns and Australian dollars represented approximately 56%, 19%, 3% and 2%, respectively, of our cost of revenues and operating expenses in 2001. A strengthening of the euro against the U.S. dollar, the British pound, the Swedish crown and the Australian dollar and other currencies in which we receive revenues could reduce our reported revenues and increase our reported operating and net loss. Since its introduction on January 1, 1999, the euro has declined from U.S. $1.17 per euro to $ 0.8813 per euro as of December 31, 2001. This decline has increased the euro value of the U.S. dollar revenues that we have earned in our U.S. activities. The impact on our revenues of the decline of the euro against various currencies, primarily the dollar and the British pound, is described above under Item 5 “Operating and Financial Review and Prospects — Results of Operations.”

      We incurred a net foreign exchange loss of €36 thousand in 1999, a net foreign exchange gain of €767 thousand in 2000 and a net foreign exchange gain of €1,520 thousand in 2001. The impact of currency exchange movements on our results of operations is typically mitigated by the fact that we incur expenses in local currency, and that we borrow in local currency, mainly in the United States, although this does not eliminate the entire impact. The extent to which changes in our revenues have historically been affected by currency exchange rate movements are described above. When deemed appropriate, we have entered into transactions to hedge our exposure to foreign exchange risks incurred in connection with borrowings, including by entering into forward contracts to purchase U.S. dollars and British pounds.

Interest Rate Risk

      We are exposed to interest rate risk in our financing instruments. At December 31, 2001, we had variable rate debt totaling €140.9 million and had €1.6 million invested in short-term money market accounts bearing variable rates of interest. In order to reduce our exposure to fluctuations in interest rates, we have entered, when deemed appropriate, into transactions to hedge our exposure to interest rates. On June 29, 2001, we entered into a U.S. $57.5 million interest rate swap agreement to hedge our exposure on 50% of our outstanding term loans under the U.S. $125 million, credit facility, excluding the U.S. $10 million revolving line of credit, granted in April 2001, denominated in U.S. dollars. This new agreement replaced a previous agreement signed in August 1999. The effect of this new agreement was to convert underlying variable rate debt based on Libor USD to fixed rate debt with an interest rate of 5.52%. Each interest-rate swap agreement is designated with all or a portion of the principal balance and has a term equal to specific debt obligation. This agreement involves the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. The related amount payable to or receivable from third parties is included in other liabilities or assets. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are recognized as comprehensive income or loss. As a result, the comprehensive loss for this interest rate swap agreement amounted to €2.2 million at December 31, 2001.

      We do not use derivative financial instruments for trading or other speculative purposes.

Item 12.	Description of Securities other than Equity Securities

      Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

      Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

      Not applicable

Item 15.	[Reserved]

Item 16.	[Reserved]

Item 17.	Financial Statements

      See Item 18.

Item 18.	Financial Statements

      See pages F-1 through F-37, incorporated herein by reference.

Item 19.	Exhibits

      Documents filed as exhibits to this annual report:

1.1	Bylaws (statuts) of Genesys (English translation) (incorporated herein by reference to Exhibit 3.1 to our Registration Statement on Form F-4, File No. 333-55392)

2.1	Form of Deposit Agreement (incorporated herein by reference to Exhibit A to the Registration Statement on Form F-6 relating to our American Depositary Shares)

4.1	U.S. $125 million Credit Facility among Vialog Corporation, Genesys S.A., BNP Paribas and Others dated April 20, 2001, as amended November 27 2001, as amended June 11, 2002

4.2	Excerpt from the Information Document (Note d’Information) of our company relating to the terms and conditions of our 3% convertible bonds due September 2004 (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-4, File No. 333-55392)

8.1	For a list of our significant subsidiaries, see Item 4 “Information on the Company — Organizational Structure”

GENESYS S.A.

INDEX TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

U.S. GAAP

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders

Genesys S.A.

      We have audited the accompanying consolidated balance sheets of Genesys S.A as of December 31, 1999, 2000 and 2001, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of Genesys’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genesys S.A at December 31, 1999, 2000 and 2001, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG AUDIT /s/ Antoine Peskine Represented by Antoine Peskine

Montpellier, France

June 2, 2002

GENESYS S.A.

CONSOLIDATED BALANCE SHEETS

	December 31,

	1999	2000	2001

	(in thousands, except share
	data)
ASSETS
Current assets:
Cash and cash equivalents	€13,754	€49,705	€17,510
Accounts receivable, less allowances of €1,235 in 1999, €1,431 in 2000 and €3,201 in 2001	17,138	22,974	48,989
Inventory	63	136	146
Prepaid expenses	940	2,517	7,156
Other current assets	299	2,006	6,664

Total current assets	32,194	77,338	80,465
Property and equipment, net	18,904	22,475	47,697
Goodwill and other intangibles, net	69,820	100,258	275,058
Investment in affiliated company	185	109	126
Deferred tax assets	502	281	236
Deferred financing costs, net	1,151	756	4,722
Promissory notes	—	5,462	—
Other assets	134	490	2,100

Total assets	€122,890	€207,169	€410,404

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	€499	€1,882	—
Accounts payable	5,285	8,462	€24,533
Accrued liabilities	3,529	4,244	7,148
Accrued compensation	1,292	3,956	7,489
Tax payable	2,195	4,750	9,929
Deferred revenue	304	863	4,198
Current portion of long-term debt	2,135	6,782	6,901
Current portion of capitalized lease obligations	646	503	266
Current portion of deferred tax liability	358	400	5,346
Other current liabilities	3,257	2,791	6,894

Total current liabilities	19,500	34,633	72,704
Long-term portion of long-term debt	61,631	44,041	142,552
Long-term portion of capitalized lease obligations	425	382	171
Long term portion of deferred tax liability	—	—	28,503
Other long-term liability	—	—	3,606
Commitments and contingencies	—	—	—
Shareholders’ equity:
Ordinary shares; €4.57, €5.00 and €5.00 nominal value at December 31, 1999, 2000 and 2001, respectively; 6,627,607, 9,342,381 and 15,271,064 shares issued and outstanding at December 31, 1999, 2000 and 2001 respectively	30,311	46,712	76,356
Common shares to be issued: €5.00 nominal value; 250,687 shares at December 31, 2001	—	—	1,253
Additional paid-in capital	15,146	90,199	194,019
Accumulated other comprehensive income	2,671	4,117	3,749
Deferred compensation	—	—	(465)
Accumulated deficit	(6,794)	(12,766)	(111,293)

	41,334	128,262	163,619
Less cost of treasury shares: 2,905 and 22,131 shares at December 31, 2000 and 2001, respectively	—	(149)	(751)

Total shareholders’ equity	41,334	128,113	162,868

Total liabilities and shareholders’ equity	€122,890	€207,169	€410,404

See notes to financial statements

GENESYS S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,

	1999	2000	2001

	(in thousands, except share data)
Revenue:
Services	€47,159	€89,336	€177,120
Products	836	3,083	1,831

	47,995	92,419	178,951
Cost of revenue:
Services	19,959	38,173	74,774
Products	596	2,548	1,402

	20,555	40,721	76,176

Gross profit	27,440	51,698	102,775
Operating expenses:
Research and development	1,629	2,613	5,366
Selling and marketing	10,130	17,867	42,718
General and administrative	12,952	27,165	53,920
Impairment of goodwill and other intangibles	—	—	61,269
Amortization of goodwill and other intangibles	3,216	7,015	30,768

Total operating expenses	27,927	54,660	194,041
Operating loss	(487)	(2,962)	(91,266)
Financial income (expense)
Interest income	198	1,486	380
Interest expense	(2,242)	(3,558)	(8,407)
Foreign exchange gain (loss)	(36)	767	1,520
Other financial income (expense), net	(3)	1,960	(215)

Financial expense, net	(2,083)	655	(6,722)
Equity in loss of affiliated company	(15)	(76)	(55)

Income (loss) before taxes	(2,585)	(2,383)	(98,043)
Income tax expense	(1,253)	(3,589)	(484)

Net loss	€(3,838)	€(5,972)	€(98,527)

Basic and diluted net loss per share	€(0.60)	€(0.76)	€(7.65)

Number of shares used in computing basic and diluted net loss per share	6,374,278	7,831,257	12,878,594

See notes to financial statements

GENESYS S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Ordinary					Accumulated
	Ordinary shares		shares to	Additional				other	Shareholders’
			be issued	paid-in	Treasury	Deferred	Accumulated	comprehensive	equity
	Shares	Amount	Amount	capital	shares	compensation	deficit	income (loss)	(deficit)

	(in thousands, except share data)
Balance at January 1, 1999	6,043,002	€27,637	—	€11,375	—	—	€(2,956)	€10	€36,066
Issuance of ordinary shares at €11.02 per shares, net of offering expenses	584,605	2,674		3,771					6,445
Components of comprehensive loss:
Net loss							(3,838)		(3,838)
Unrealized loss on investments								(24)	(24)
Foreign currency translation								2,685	2,685

Total comprehensive income (loss)		—	—	—	—	—	(3,838)	2,661	(1,177)

Balance at December 31, 1999	6,627,607	€30,311	—	€15,146	—	—	€(6,794)	€2,671	€41,334
Issuance of ordinary shares at prices ranging from €43.14 to €60.37 per share, net of offering expenses	2,714,774	12,684		78,800					91,484
Conversion of capital into euro and increase in par value from €4.57 to €5.00		3,717		(3,747)					(30)
Purchase of treasury shares					€(149)				(149)
Components of comprehensive loss:
Net loss							(5,972)		(5,972)
Unrealized loss on investments								(43)	(43)
Foreign currency translation								1,489	1,489

Total comprehensive income (loss)		—	—	—	—	—	(5,972)	1,446	(4,526)

Balance at December 31, 2000	9,342,381	€46,712	—	€90,199	€(149)	—	€(12,766)	€4,117	€128,113
Issuance of ordinary shares at prices ranging from €14.70 to €54.00 per share, net of offering expenses	5,928,683	29,644		87,003					116,647
Ordinary shares to be issued			€1,253	5,964					7,217
Issuance of replacement stocks options relating to the acquisition of Vialog and Astound				10,853					10,853
Deferred stock-based compensation						€(644)			(644)
Amortization of deferred stock-based compensation						179			179
Purchase of treasury shares					(529)				(529)
Net loss of disposed treasury shares					(73)				(73)
Components of comprehensive loss:
Net loss							(98,527)		(98,527)
Foreign currency translation								1,881	1,881
Unrealized loss on cash flow hedges								(2,249)	(2,249)

Total comprehensive income (loss)		—	—	—	—	—	(98,527)	(2,249)	(100,776)

Balance at December 31, 2001	15,271,064	€76,356	€1,253	€194,019	€(751)	€(465)	€(111,293)	€3,749	€162,868

See Notes to financial statements

GENESYS S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,

	1999	2000	2001

Cash flows from operating activities:
Net loss	€(3,838)	€(5,972)	€(98,527)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	4,023	7,474	15,862
Amortization of goodwill and other intangibles	3,216	7,015	30,768
Impairment of goodwill and other intangibles	—	—	61,269
Amortization of deferred financing costs and debt issuance discount	347	437	1,107
Amortization of deferred charges	—	—	119
Allowance for bad debt	604	297	2,948
Amortization of deferred stock-based compensation	—	—	179
Loss on disposal of assets	154	49	293
Deferred taxes expense (income)	73	378	(3,062)
Equity in loss of affiliated companies	15	75	55
Changes in unrealized losses on investments	(24)	(43)	—
Changes in operating assets and liabilities, net of effects of acquisition of businesses:
(Increase) in accounts receivable	(5,852)	(3,614)	(7,449)
Decrease in inventory	25	169	32
(Increase) in prepaid expenses	(521)	(344)	(5,897)
Decrease (increase) in other assets	1,650	(1,843)	638
(Increase) in note receivable	—	—	(18,462)
(Increase) in intangibles	(15)	—	—
Increase (decrease) in accounts payable	1,261	1,719	(2,412)
Increase in accrued liabilities	630	645	1,828
Increase in accrued compensation	590	2,569	734
Increase in accrued taxes	1,161	1,861	(78)
Increase (decrease) in deferred revenue	(203)	(740)	659
Increase (decrease) in other liabilities	649	(830)	1,097

Net cash provided by (used in) operating activities	3,945	9,302	(18,299)

Cash flows from investing activities:
Acquisition of customer list	—	(4,470)	—
Acquisitions of businesses, net of cash acquired	(53,124)	(7,498)	(21,432)
Acquisition of furniture and equipment	(7,465)	(10,593)	(15,952)
Proceeds from sales of furniture and equipment	18	119	1,327
Issuance of promissory notes	—	(5,793)	—

Net cash used in investing activities	(60,571)	(28,235)	(36,057)

Cash flows from financing activities:
Increase (decrease) in bank overdrafts	480	1,099	(1,882)
Net proceeds from issuance of convertible bonds	25,000	—	—
Net proceeds from issuance of common stock	—	55,206	21,347
Purchase of treasury shares	—	(149)	(529)
Net proceeds from sales of treasury shares	—	—	(74)
Proceeds from the issuance of long-term debt	33,352	5,376	6,594
Principal payments on long-term debt	(7,059)	(7,971)	(3,023)
Deferred financing costs	(1,256)	—	(1,731)

Net cash provided by financing activities	50,517	53,561	20,701

Effect of foreign exchange rate changes on cash and cash equivalents	450	1,323	1,459
Increase (decrease) in cash and cash equivalents	(5,659)	35,951	(32,195)
Cash and cash equivalents, beginning of period	19,413	13,754	49,705

Cash and cash equivalents, end of period	€13,754	€49,705	€17,510

Supplemental disclosures of cash flow information:
Interest paid	€382	€3,472	€7,310
Income taxes paid	809	1,677	1,933
Non-cash investing and financing transactions:
Fixed assets acquired under capital lease	€15	€397	—
Issuance of common stock in connection with acquisitions	6,444	22,429	€101,941
Acquisition of businesses:
Assets acquired	€68,365	€28,818	€331,843
Liabilities assumed and issued	(5,634)	(2,648)	(200,569)
Common stock issued	(6,444)	(22,435)	(94,724)
Common stock committed to be issued	—	—	(7,217)
Acquisition costs incurred in connection with probable acquisitions	—	2,914	—
Costs incurred during previous period for current year acquisitions	—	—	(1,682)
Cash to be paid in the following period	(1,876)	(920)	(4,170)
Cash paid in connection with previous period acquisitions	—	1,876	1,112

Cash paid	54,411	7,605	24,593
Less cash acquired	(1,287)	(107)	(3,161)

Net cash paid for acquisitions of businesses	€53,124	€7,498	€21,432

See notes to financial statements

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data and when indicated)

Note 1.  Organization and business

      Genesys S.A., together with its subsidiaries (“the Company”), is a limited liability company organized under the laws of France.

      The Company is a global communications specialist, providing practical and innovative real-time collaborative and managed event services worldwide.

Note 2.  Summary of significant accounting policies

     Basis of presentation

      The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States.

      As a publicly traded company on the Nouveau Marché of Euronext Paris since October 1998, the Company publishes consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in France which differ in certain respects from generally accepted accounting principles in the United States.

      In addition, the Company has been listed on the Nasdaq Stock Market since April 26, 2001. As a result, the Company filed a Form 20-F on June 29, 2001 including consolidated financial statements for the fiscal year ended December 31, 2000 that have been prepared in accordance with generally accepted accounting principles in the United States.

      The main consolidation principles are as follows:

•	Companies which are wholly owned or which the Company controls are consolidated;

•	Companies over which the Company exercises significant influence but does not control are accounted for under the equity method of accounting;

•	All significant inter-company transactions and balances are eliminated.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

     Scope of consolidation

      The following companies have been consolidated:

		Interest and
Name	Location	control

Fully consolidated companies:
Genesys S.A.	Montpellier, France	Parent company
Genesys Conferencing France, S.A. (formerly Genesys Open Media, S.A.)	Ivry, France	100%
Genesys Conferencing A.B.	Stockholm, Sweden	100%
Genesys Conferencing S.A.	Brussels, Belgium	100%
Genesys Conferencing Ltd.	Croydon, England	100%
Genesys Conferencing Pte Ltd.	Singapore	100%
Genesys Conferencing Pty Ltd.	Melbourne, Australia	100%
Genesys Conferencing Ltd.	Hong Kong	100%
Genesys Conferencing, Inc.	Denver, USA	100%
Genesys Conferencing of Massachusetts, Inc. (formerly Vialog Corporation)	Bedford, USA	100%
Genesys Conferencing S.R.L.	Milan, Italy	100%
Astound Inc.	Toronto, Canada	100%
Darome Teleconferencing GmbH	Berlin, Germany	100%
Eesys, S.A.S.	Paris, France	100%
Geene, S.A.S.	Paris, France	100%
305 4344 Nova Scotia Ltd.	Halifax, Canada	100%
305 4345 Nova Scotia Ltd.	Halifax, Canada	100%
Affiliates accounted for under the equity method:
Genesys Conferencing Iberia	Madrid, Spain	20%

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

     Translation of financial statements of foreign subsidiaries

      Prior to January 1, 2000, the reporting and the functional currency was the French franc. The consolidated financial statements for all years have been translated from French francs into euro equivalents using the fixed rate of FF6.55957 per euro. Comparative financial statements reported in euros depict the same trends as would have been presented if the Company had continued to present financial statements in French francs. Financial statements for periods prior to January 1, 2000 will not be comparable to the financial statements of other companies that report in euro which previously reported in currencies other than French franc. The functional currency of each subsidiary is the local currency, except Astound, a Canadian company using U.S. dollars. In accordance with Statement of Financial Accounting Standard No. 52, assets and liabilities of the Company and its subsidiaries with functional currencies other than the Euro are translated into Euro equivalents at the rate of

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

exchange in effect on the balance sheet date. Revenues and expenses are translated at the average exchange rates for the year. Foreign Currency translation gains or losses are recorded as a separate component of shareholders’ equity.

      Due to the number of currencies involved, the constant change in currency exposures, and the substantial volatility of currency exchange rates, the effect of exchange rate fluctuations upon future operating results could be significant.

     Transactions in foreign currencies

      At year end, foreign currency denominated balances are translated using closing rates of exchange. In accordance with Statement of Financial Accounting Standard No. 52, unrealized gains and losses are recognized in income for the period unless the supporting transactions hedge a foreign currency commitment or a net investment in a foreign entity.

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

     Cost of products

      Cost of products consists of audio and video equipment that the Company purchases and sells.

     Reclassifications

      Certain reclassifications have been made in prior years’ financial statements to conform to classification used in the current year. Beginning fiscal year 2000, certain company expenses have been presented using more accurate allocation methods. Such reclassification had no impact on reported net earnings, earnings per share or shareholders’ equity.

     Cash and cash equivalents

      The Company considers all highly liquid investments with insignificant interest rate risk and purchased with an original maturity of three months or less from the date of purchase to be cash equivalents. Management determines the appropriate classification of its cash equivalents and investment securities at the time of purchase and reevaluates its determination as of each balance sheet date. Management has classified the Company’s marketable securities as available-for-sale securities within cash and cash equivalents in the accompanying consolidated financial statements. Unrealized gains and losses on such securities are recorded as a component of comprehensive income.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

     Inventories

      Video and audio equipment inventories are stated at the lower of cost or market, on a first-in, first-out (“FIFO”) basis.

     Accounts receivable

      Allowance for doubtful accounts is established for the amount that is considered as uncollectable at year-end.

     Goodwill

      Goodwill and identifiable intangible assets, which consist of assembled workforce, technology and customer lists, result from the excess of the purchase price over the fair value of net tangible assets of businesses acquired. Goodwill and other intangible assets are being amortized on a straight-line basis over the following periods: 3 to 5 years for assembled workforce, 4 years for technology, 5 to 10 years for customer lists and 20 years (audio and video teleconferencing) or 5 years (data and web conferencing) for goodwill, which represent their estimated useful lives. The Company measures impairment of goodwill and other intangible assets when events or circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of goodwill and other intangible assets is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the acquired company. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

     Property and equipment

      Property and equipment are stated at cost, net of accumulated depreciation. Property and equipment are depreciated using the straight-line method over estimated useful lives of the assets. The following table shows estimated useful lives of property and equipment:

Software and systems	1 to 5 years
Bridges and other telecommunications equipment	5 years
Fixtures and fittings	5 to 10 years
Office and computer equipment	3 to 5 years
Furniture	5 to 10 years
Buildings	25 years

     Impairment of long-lived assets

      In accordance with the provisions of Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, the Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Under Statement of Financial Accounting Standards No. 121, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is assessed using discounted cash flows. At December 31, 2001, an impairment loss was recorded as described in note 3.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

     Research and development

      The Company maintains engineering departments that, in part, develop features and products for group communications. The Company charges to expense when incurred that portion of the costs of these departments which relates to research and development activities.

      In 2000 and 2001, research and development expenses amounted to €2,613 and €5,366, which represents 2.8% and 3.0% of total revenue, respectively. Expenses relating to software and information system network maintenance and development classified as general and administrative expenses amounted in 2000 and 2001 to €2,555 and €6,318, respectively, which represents 2.7% and 3.5% of total revenue, respectively.

Computer software costs

      In accordance with Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal use”, the company capitalizes certain costs related to internal use software once specific criteria have been met.

Deferred financing costs

      Costs to obtain debt financing are capitalized and amortized over the life of the related debt using the effective interest method. Due to a higher conversion rate than expected for the convertible notes issued in August 1999, an additional amortization amounting to €144 and €27 was recorded in additional paid-in-capital in 2000 and 2001, respectively.

Income taxes

      In accordance with Statement of Financial Accounting Standards No. 109, the Company provides for deferred taxes using the liability method of accounting. Under this method, deferred tax assets and liabilities are determined based on the temporary differences arising between the tax bases of assets and liabilities and their financial reporting amounts, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to reverse. A valuation allowance is recognized if, on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

      Deferred tax liability is recorded for identifiable intangible assets (technology, assembled workforce and customer lists), if necessary. Such liability is amortized over the life of the related intangible assets.

Stock options

      The Company accounts for stock options granted to employees in accordance with the provisions of Accounting Principles Board Statement No. 25 “Accounting for Stock issued to Employees”. Under APB 25, no compensation expense is recognized for stock options issued to employees with an exercise price equal to the market price of the underlying shares on the date of grant. Stock options issued with an exercise price less than the market price of the underlying shares on the date of grant result in deferred compensation which is amortized to expense over the vesting period.

      Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation”, provides an alternative to APB 25 in accounting for stock-based compensation issued to employees using the fair value based method. Companies can elect to continue to apply the provisions of APB 25 but are required by SFAS 123 to disclose the pro forma effect on net income and net income per share as if the fair value basis method had been applied.

      The Company has elected to continue to apply APB 25 and presents the pro forma disclosure required by SFAS 123 in Note 12.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

Comprehensive income (loss)

      As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”. SFAS 130 establishes new rules for the reporting and display of comprehensive income (loss) and its components. The Company’s other comprehensive income (loss), as set forth in the accompanying consolidated statements of shareholders’ equity, includes net loss, unrealized gains and losses on investments and derivative instruments (interest rate swap agreement) and cumulative foreign currency translation adjustments.

Net earnings per share

      In accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” basic and diluted earnings per share have been presented. Basic earnings per share exclude the dilutive effects of options and reflect only the actual ordinary shares outstanding. Diluted earnings per share include the dilutive effects of options as if they had been exercised. Because the potentially issuable shares from the exercise of stock options would be antidilutive, there are no differences between basic and diluted net loss per share for the Company through December 31, 2001.

      The Company executed a twenty-seven-for-one stock split in December 1997 and a two-for-one stock split in August 1998. All share data in the consolidated financial statements and accompanying notes have been adjusted to reflect these stock splits.

Segment reporting

      Management has reviewed Statement of Financial Accounting Standards No. 131 “Disclosures About Segments of an Enterprise and Related Information” and considered the way its operations are currently organized. Management has concluded that the Company operates currently in three regional segments (Europe, North America and Asia-Pacific) as management internally evaluates and reports the performance of the Company on the basis of these separate 3 business units.

Advertising expense

      The cost of advertising is expensed as incurred. The Company’s advertising costs for the years ended December 31, 1999, 2000 and 2001 were €925, €2,810 and €2,987, respectively.

Derivative instruments

      Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), requires the Company to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instruments depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

      For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period during which the hedged transaction affects earnings. At December 31, 2001, the Company does not hold derivative instruments that are designated and qualify as a fair value hedge or hedge of a net investment in a foreign currency. For

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

      During the year ended December 31, 2001, the Company did not recognize gains or losses for cash flow hedges that has been discontinued.

Concentration of risk

      Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash equivalents and trade receivables.

      The Company has cash investment policies that limit investments to short-term low-risk instruments. The Company’s cash is held primarily in Euros, British Sterling Pounds (GBP) and U.S. dollars and concentrated mainly in 5 banks in France, the United Kingdom and the United States.

      The Company sells its services and products to customers in a variety of countries in Europe, North America and Asia-Pacific. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses.

      To date, such losses have been within management’s expectations. A summary of the activity in the allowance for doubtful accounts is as follows:

	Years ended December 31,

	1999	2000	2001

Allowance balance at January 1	€152	€1,235	€1,431
Amounts charged to expense	798	676	3,189
Amounts written off	(82)	(525)	(1,469)
Currency translation adjustment	—	—	50
Net assets acquired	367	45	—

Allowance balance at December 31	€1,235	€1,431	€3,201

      For all periods presented, no customer represented revenues in excess of 10% of the Company’s total consolidated revenues.

Recent accounting pronouncements

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Statement of Financial Accounting Standards No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination completed after June 30, 2001. Statement of Financial Accounting Standards No. 142 prohibits the amortization of goodwill and indefinite-lived intangible assets. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets that have definite lives will continue to be amortized over their useful lives. Additionally, Statement 142 requires that goodwill included in the carrying value of equity investments no longer be amortized.

      The Company will apply Statement 142 beginning in the first quarter of 2002. Application of the non-amortization provisions of Statement 142 is expected to result in a decrease in amortization expenses of €12.5 million in 2002. The Company will also reclassify an assembled workforce intangible asset with an unamortized balance of €6.5 million (along with a deferred tax liability of €1.8 million) to goodwill at the date of

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

adoption. The Company will test goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 in the first quarter of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The Company does not believe that the effect of these tests will be material to the earnings and financial position of the Company.

      In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company has currently reviewed the provisions of this statement and does not believe its adoption will have a material impact on its results of operations or its financial position.

Note 3.     Impairment of goodwill and identifiable intangible assets

      As of December 31, 2001, the Company performed a review of the carrying value of its goodwill and identifiable intangible assets that were recorded in connection with its various acquisitions. This review was triggered by the significant decline in stock value in the telecommunications industry, which includes the Company’s conferencing services. During 2001, management of telecommunication companies and financial analysts revised down their estimates of future financial performance of this industry. Additionally, during the three last years, the Company acquired numerous businesses using common stock as a major component of the purchase price when the Company’s valuation was at a significantly higher level.

      Based on the results of this review, including an independent report, the Company recorded a total impairment charge of €61,269. Of this amount, €50,611 was a reduction to the carrying value of goodwill and the remaining €10,658 was a reduction to the carrying value of identifiable intangible assets. The impairment charge of €61,269 is mainly associated with the acquisition of Astound (€32,777) and video-conferencing (€20,598) which were included in services offering of several acquisitions made by the Company.

      The review was performed in accordance with the Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121). Under the guidance of SFAS 121, the Company divided its assets into six groups of assets with identifiable cash flows. For those groups of assets where the carrying value exceeded the undiscounted future cash flows, the amount of impairment was determined using discounted future cash flows, based on management’s best estimates.

Note 4.     Acquisitions

      All acquisitions made by the Company have been accounted for under the purchase method of accounting. The results of operations of the acquired businesses are included in the consolidated financial statements from the dates of acquisition.

      Below are described acquisitions from January 1, 1999.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

      On April 1, 1999, Genesys Conferencing, Inc. (“GCI”), a wholly-owned subsidiary of the Company, acquired substantially all of the assets of Aloha Conferencing Inc., an American teleconferencing company. The total purchase price was €14,104 and consisted of €13,684 (U.S.$ 14,925) in cash and €421 of acquisition costs. The total purchase price was allocated as follows:

Working capital	€727
Property & equipment, net	584
Goodwill and other intangible assets	12,710
Other assets	83

€14,104

      The purchase price exceeded the fair value of the net tangible assets acquired by €12,710. The excess was allocated to goodwill for €10,822, amortized over 20 years, assembled workforce for €629, amortized over 5 years, and customer lists for €1,259, amortized over 10 years.

      On April 13, 1999, the Company acquired all of the issued and outstanding stock of VideoWeb Ltd., a British videoconferencing company. The total purchase price was €10,082 and consisted of €3,425 (GBP 2,300) in cash, 584,605 shares of Genesys S.A. with a fair market value of €6,444 at the time of issuance and €213 of acquisition costs. The total purchase price was allocated as follows:

Working capital	€28
Property & equipment, net	888
Goodwill and other intangible assets	10,072
Other assets	32
Long-term liabilities	(948)

€10,082

      The purchase price exceeded the fair value of the net tangible assets acquired by €10,072. The excess was allocated to goodwill for €8,622, amortized over 20 years, assembled workforce for €233, amortized over 5 years, and customer lists for €1,217, amortized over 10 years.

      On July 31, 1999, the Company acquired Conferencing Acquisition Corporation (“CAC”), a subsidiary of Williams Inc., an American teleconferencing company. CAC was an entity established by Williams, Inc. for purposes of effecting the acquisition of certain assets and liabilities of Williams Conferencing by Genesys. The total purchase price was €37,428 and consisted of €35,964 (U.S.$ 38,452) in cash and €1,464 of acquisition costs.

      The total purchase price was allocated as follows:

Working capital	€3,033
Property & equipment, net	5,900
Goodwill and other intangible assets	27,374
Other assets	1,197
Long-term liabilities	(76)

€37,428

      The purchase price exceeded the fair value of net tangible assets acquired by €27,374. The excess was allocated to goodwill for €23,717, amortized over 20 years, assembled workforce for €1,219, amortized over 5 years, and customer lists for €2,438, amortized over 10 years.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

      On November 2, 1999, UST and CAC merged into GCI.

      On January 1, 2000, VideoWeb Ltd merged into Genesys Conferencing Ltd (formerly “Darome Ltd”).

      In April 2000, the Company acquired the audio and video conferencing activities of Cable & Wireless Communications. The transaction amounted to GBP 3,436 (€5.7 million). This investment has been recorded in intangible assets as customer lists and is being amortized over 10 years.

      On June 6, 2000, the Company acquired 3,999 of the 4,000 issued and outstanding shares of Mediactiv, a French company specializing in the organization of medical conferences on the Internet. The total purchase price was €1,856 and consisted of 30,289 shares of Genesys S.A. with a fair market value of €1,829 at the time of issuance and €27 of acquisition costs. The purchase price exceeded the fair value of the net tangible assets acquired by €1,762. The excess was allocated to goodwill and is being amortized over 5 years.

      On June 6, 2000, as part of the same business acquisition described above, the Company acquired 499 of all 500 shares of the issued and outstanding shares of MedLive, a French holding company. The total purchase price was €905 and consisted of €586 in cash and 5,288 shares of Genesys S.A. with a fair market value of €319 at the time of issuance. The purchase price exceeded the fair value of the net tangible assets acquired by €901. The excess was allocated to goodwill and is being amortized over 5 years.

      On July 31, 2000, the Company acquired all of the issued and outstanding stock of Cote & Com, a French company specializing in live web streaming of financial presentation, for 31,044 shares of Genesys S.A. with a fair market value of €1,426 at the time of issuance. The purchase price exceeded the fair value of the net tangible assets acquired by €1,510. The excess was allocated to goodwill and is being amortized over 5 years.

      On July 31, 2000, the Company acquired all of the issued and outstanding stock of EBCS (“Languages Virtuels”), a French company specializing in multimedia web-streaming and rich media on the Internet, for 155,500 ordinary shares of Genesys S.A. with a fair market value of €6,709 at the time of issuance. The purchase price exceeded the fair value of the net tangible assets acquired by €6,587. The excess was allocated to goodwill and is being amortized over 5 years.

      On July 31, 2000, as part of the same business acquisition, the Company also acquired all of the issued and outstanding stock of Axone, a company specializing in web events, for 150,000 ordinary shares of Genesys S.A. with a fair market value of €6,471 at the time of issuance. The purchase price exceeded the fair value of the net tangible assets acquired by €6,570. The excess was allocated to goodwill and is being amortized over 5 years.

      On July 31, 2000, the Company also acquired the audio and video conferencing activities of Telcen, an Australian video conferencing company, for AUD 1,400 (€894) in cash. The purchase price exceeded the fair value of the net tangible assets acquired by €793. The excess was allocated to goodwill and is being amortized over 20 years. Telcen activities were subsequently contributed to Genesys Conferencing Pty Ltd.

      On September 20, 2000, the Company acquired all of the issued and outstanding stock of Telechoice Deutschland GmbH, a German company engaged in offering services and trading products in the area of telecommunications, and Eureka Global Teleconferencing Service GmbH, a German Company specializing in audio-, video- and data conferencing, for 124,597 ordinary shares of Genesys S.A. with a fair market value of €5,675 at the time of the purchase agreement, and €1,074 in cash. The purchase price exceeded the fair value of the net tangible assets acquired by €7,268. The excess was allocated to goodwill and is being amortized over 20 years. A contractual additional amount (€920) was recorded as goodwill in December 2000.

      On January 1, 2001, Axone, Cote & Com, EBCS and Medlive merged into Mediactiv and was renamed to Genesys Open Media (GOM). GOM’s activity consist of event and managed services. At the end of 2001, Genesys Open Media was renamed to Genesys Conferencing France, S.A.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

      On January 1, 2001, Telechoice Deutschland GmbH and Eureka Global Teleconferencing Service GmbH merged into Darome Teleconferencing GmbH.

      On March 27, 2001, the Company completed the acquisition of Astound Inc., a web conferencing and web streaming company headquartered in Canada.

      The total purchase price was €58,939 and consisted of:

—	€14,399 in cash paid immediately;

—	€4,000 in cash (named “top up”) paid on January 4, 2002, together with interests Libor USD 9 months + spread 2,75% thereon (€171);

—	916,391 convertible notes, each with a principal amount of €28,79. Each note is convertible into one share of common stock, not later than March 27, 2011. The fair market value of these notes amounted to €26,383 at acquisition date;

—	€1,659 of acquisition costs;

—	€1,561 for deferred compensation relating to 188,116 stock options;

—	€10,766 for deferred tax relating to identifiable intangible assets.

      The purchase price exceeded the fair value of the net tangible assets acquired by €60,463. Based on an independent report, this excess was allocated to:

—	technology for €30,351, classified in other intangibles and amortized over 4 years;

—	assembled workforce for €1,349, classified in other intangibles and amortized over 3 years;

—	goodwill for €28,763 and amortized over 5 years.

      On April 25, 2001, the Company completed the acquisition of Vialog Corporation, an audio, video and data conferencing company listed on the American Stock Exchange (AMEX).

      The total purchase price was €123,511 and consisted of:

—	3,446,969 shares of Genesys S.A. with a fair market value of €75,557 at the time of issuance. Vialog shareholders received ADS’s for each Vialog share at an exchange ratio of 0.33515 Genesys share per Vialog share, resulting in approximately 24.65% ownership of Genesys S.A. One Genesys ADS is equivalent to one-half Genesys common shares;

—	€8,717 of acquisition costs;

—	€8,648 for deferred compensation relating to 2,466,889 stock options;

—	€30,589 for deferred tax relating to allocated purchase price.

      The purchase price exceeded the fair value of the net tangible assets acquired by €204,091. Based on an independent report, this excess was allocated to:

—	customer list for retail conferencing for €81,551, classified in other intangibles and amortized over 10 years;

—	customer list for wholesale conferencing for €4,245, classified in other intangibles and amortized over 5 years;

—	workforce for €5,250, classified in other intangibles and amortized over 4 years;

—	goodwill for €113,045 and amortized over 20 years.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

      Vialog Corporation was renamed to Genesys Conferencing of Massachusetts, Inc.

      In May 2001, the Company registered a subsidiary in Italy, named Genesys Conferencing srl and held by Genesys S.A. for 95% and Genesys Conferencing Ltd (UK) for 5%.

      On June 6, 2001, an €387 additional purchase price (including €38 for acquisition costs) was paid to former shareholders of Telechoice and Eureka. This amount is classified in goodwill and is amortized over 20 years.

Note 5.     Cash equivalents

      The following is a summary of available-for-sale securities:

	December 31,

	1999	2000	2001

Cash equivalents:
Money market funds	€2,776	€3,096	€1,569
Term deposits	—	39,062	6,886

	€2,776	€42,158	€8,455

      Unrealized holding gains on available-for-sale securities at December 31, 1999 were €30. At December 31, 2000 and 2001, there is no material unrealized holding gains on available-for-sale securities. Net realized gains from sales of available-for-sale securities were €241, €1,960 and €387 in 1999, 2000 and 2001, respectively.

Note 6.     Property and equipment

      Property and equipment consist of the following:

	December 31,

	1999	2000	2001

Telecommunications equipment	€16,814	€23,522	€43,612
Office and computer equipment	8,099	11,913	24,692
Leasehold improvements	1,252	2,128	5,586
Software development in progress	684	281	3,229

	26,849	37,844	77,119
Less accumulated depreciation	(7,945)	(15,369)	(29,422)

	€18,904	€22,475	€47,697

      The Company leases certain of its equipment under capital leases. The cost of such equipment included in property and equipment was €962, €1,649 and €1,609 at December 31, 1999, 2000 and 2001, respectively. Accumulated amortization of this equipment was €610, €1,115 and €1,033 at December 31, 1999, 2000 and 2001, respectively.

      Software development in progress at December 31, 2001 mainly consists of an integrated reservation and billing system (€2,776) that will be implemented in 2002.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

Note 7.     Goodwill and other intangible assets

      Goodwill and other intangible assets consist of the following:

	December 31,

	1999	2000	2001

Goodwill	€61,600	€91,458	€237,134
Customer lists	10,431	16,383	102,510
Technology	—	—	30,351
Assembled workforce	2,643	2,797	9,513
Costs incurred in connection with probable acquisitions	—	1,682	—
Others	71	44	20

	74,745	112,364	379,528
Less accumulated amortization	(4,925)	(12,106)	(43,201)
Less impairment loss	—	—	(61,269)

	€69,820	€100,258	€275,058

      The costs incurred during the year 2000 that relate to probable acquisitions pertained to the acquisition of Vialog and Astound, and were recorded as other intangible assets for €1,682 at December 31, 2000. At the acquisition dates, the respective costs were reclassified to goodwill.

Note 8.     Short-term credit facilities

      Borrowings under short-term facilities represent overdraft positions on the Company’s bank accounts. Such borrowings bear interest at 6.7% at December 31, 2001. The weighted average interest rate for the Company under such facilities was 7.3% for 1999, 6.1% for 2000 and 7.1% for 2001. The short-term facilities provide for a maximum amount of borrowings of €5.4 million as of December 31, 2001.

Note 9.     Long-term debt

      Long-term debt consists of the following:

	December 31,

	1999	2000	2001

Term loans, variable rate	€36,098	€38,601	€128,812
Revolving loans, variable rate	—	—	12,108
3% Convertible notes, net of unamortized discount of €2,761 in 1999, €659 in 2000 and €469 in 2001	25,242	11,326	8,281
British Pound (GBP) denominated loan	1,930	642	—
Interest free loan from ANVAR	496	254	252
Capital lease obligations	1,071	885	437

Total long-term debt	64,837	51,708	149,890
Less current portion	(2,781)	(7,285)	(7,167)

Long-term debt, less current portion	€62,056	€44,423	€142,723

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

U.S. dollar denominated credit facility

      On July 16, 1999, the Company entered into a new credit agreement (“Bridge Loan”) in order to partially finance the acquisition of CAC. This agreement provided for a U.S. $35 million term loan (€34.3 million), which bore interest at Libor 1 month plus 1.5% and was to be repaid in 6 semi-annual installments starting in September 2001. The loan contained certain affirmative and negative covenants. The shares of GCI and Genesys Conferencing Ltd. were pledged to secure this loan. The assets of Genesys S.A. were secured by its banks in the amount of €720 as collateral for the loan issued. The average interest rate for the loan was 7.8% in 2000 and 7.2% in 1999.

      On August 11, 2000, the Company refinanced the Bridge Loan with a $35.0 million multi-currency term loan, which bore interest at Libor 1 month plus 2.0%. The other terms and conditions of the loan (repayment schedule, covenants, pledge and security) had not been modified compared to the Bridge Loan. The average interest rate for the loan was 8.6% in 2000.

      On April 20, 2001 and amended thereafter, Genesys S.A. (“Genesys”) and Vialog Corporation (“Vialog”) entered into a U.S. $125 million credit facility agreement with BNP Paribas, CIBC World Markets and Fortis Bank. This credit facility replaced the $35 million multi-currency term loan of Genesys described above and long term debt of Vialog (U.S. $75 million senior notes payable), which existed prior to the acquisition by Genesys. The U.S. $125 million credit facility includes the following items:

—	a U.S. $50 million senior term loan facility granted to Vialog, to be used by Vialog to refinance its existing debt. This facility matures on April 28, 2006 and bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

—	a U.S. $30 million senior term loan facility granted to Vialog, to be used by Vialog to refinance its existing debt. This facility matures on October 31, 2006 and bears interest at the rate of Libor USD plus a margin of 3.15% per annum

—	a U.S. $35 million senior term loan facility granted to Genesys, to be used by Genesys to partially refinance its existing debt. This facility matures on April 28, 2006 and bears interest at the rate of Libor USD plus a margin of 2.65% per annum

—	a U.S. $5 million revolving loan facility granted to Vialog, to be used by Vialog for working capital purposes. This facility bears interest at the rate of Libor USD plus a margin of 2.65% per annum

—	a U.S. $5 million revolving loan facility granted to Genesys, to be used by Genesys for working capital purposes. This facility bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

      The U.S. $50 million and U.S. $35 million term loans granted to Vialog and Genesys, respectively, are to be repaid in semi-annual installments in accordance with the schedule set forth in the credit facility agreement. The U.S. $30 million facility is to be repaid in one payment at maturity. All amounts borrowed are repayable at any time in whole or in part at the option of the borrower.

      The U.S.$125 million credit facility requires us to comply with certain financial covenants, consisting of leverage, interest cover, and cash cover ratios. The Company is currently in compliance with all of the covenants as amended. Confirmation of the latest amendment was received on May 31, 2002.

Other long term debt

      On August 6, 1999, the Company issued 1,524,390 3% convertible notes, each with a principal amount of €18.37, for €16.40 each. Each note is convertible into one share of common stock, and unless converted, is due September 1, 2004. The notes are callable at the Company’s option. The original issuance discount of €3,003 is being amortized as additional interest expense over the life of the notes. 851,056 and 197,011 notes were

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

converted into shares of common stock during the year 2000 and 2001, respectively. As a result, 476,323 were not converted at December 31, 2001.

      A GBP 4.0 million (€5.8 million) denominated loan was entered into in 1997 in order to partially finance the acquisition of Darome Ltd. The loan bears interest at Libor plus 0.75%. The amount outstanding was repayable in equal quarterly installments through June 30, 2001. The loan contained certain affirmative and negative covenants. The average interest rates for the GBP denominated loan were 6.3% and 6.7% in 1999 and 2000, respectively.

      On April 12, 2000, the Company entered into a credit agreement in order to partially finance the acquisition of the audio and video conferencing activities of Cable & Wireless Communications. This agreement provides for a GBP 3.3 million (€5.5 million) term loan, which bears interest at 8.3% (fixed rate). This loan was repaid on August 18, 2000.

      On July 18, 2001, Genesys S.A. entered into a €762 revolving loan agreement which bears interest at Euribor 3 months plus a margin of 0.50% (fixed rate).

      The Company also entered into several other term loan agreements with various financial institutions. The average interest rate was 4.2% for 1999, 5.8% for 2000 and 5.5% for 2001. At December 31, 2001, these loans bear interest at an average interest rate of 4.4%. The loans contain certain affirmative and negative covenants.

      The Company was granted an interest free loan for €406 by ANVAR (an agency of the French government) for a research program for the development of videoconferencing services. The loan became due as the Company stopped the program after the acquisition of VideoWeb Ltd. in Europe and CAC in the United States in 1999. The outstanding amount due for this loan at December 31, 2001 (€132) will be repaid in 2002. During 2001, the Company was granted an additional interest free loan for €120 by ANVAR that relates to web conferencing.

Future repayments

      Future repayments of long-term debt, excluding capital lease obligations, are as follows:

2002	€6,901
2003	19,518
2004	33,358
2005	27,269
2006 and thereafter	62,407

Total	€149,453

Note 10.     Fair value of financial instruments

      At December 31, 1999, 2000 and 2001, the carrying values of current financial instruments such as cash, accounts receivable and payable, other receivables, accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments. At December 31, 1999, 2000 and 2001, the fair values and carrying values of long term portion of long-term debt obligations were:

	1999		2000		2001

	Fair	Carrying	Fair	Carrying	Fair	Carrying
	value	Value	value	Value	value	Value

Long-term debt	€84,248	€62,056	€53,373	€44,423	€141,187	€142,719
Of which Convertible notes	€47,256	€25,242	€24,680	€11,326	€8,097	€8,281

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

      The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues, or where quoted prices are not available, on the present value of future cash flows discounted at borrowing rates currently offered for debt with similar remaining maturities.

Note 11.     Shareholders’ equity

Changes in 1999 and 2000

      On July 6, 1999, the Company issued 584,605 shares at a price of €11.02 per share in exchange for all of the outstanding shares of VideoWeb Ltd.

      On June 6, 2000, in connection with the acquisition of Mediactiv and Medlive, the Company issued 30,289 and 5,288 shares, respectively, at a price of €60.37 per share in exchange for shares of the acquired companies.

      On June 26, 2000, the Company closed an offering of 1,367,000 shares on the Nouveau Marché of Euronext Paris at a price of €39.82 per share. Each share carries an equity warrant issued at a price of €2.18; 2 warrants will allow the holder to purchase one of the Company’s ordinary shares at an exercise price of €54.00 up to the expiration date of June 27, 2003. The net proceeds of the offering were approximately €55.5 million.

      On July 31, 2000, in connection with the acquisition of Cote&Com, EBCS (“Languages Virtuels”) and Axone, the Company issued 31,044, 155,500 and 150,000 shares, respectively, at prices of €45.93, €43.14 and €43.14 per share, respectively, in exchange for shares of the acquired companies.

      On September 20, 2000, in connection with the acquisition of Telechoice Deutschland GmbH and Eureka Global Teleconferencing Service GmbH, the Company issued 124,597 shares at a price of €45.54 per share in exchange for shares of the acquired companies.

      On September 29, 2000, the share capital was converted from French Francs (FF) into euros. Consequently, the share capital was increased by €3,717 by withdrawal from additional paid-in capital and the par value of the shares was increased from €4.57 (FF30.00) to €5.00.

Astound acquisition

      To finance the acquisition of Astound and after the approval at the Shareholders’ special meeting of the Company on March 23, 2001, 1,103,200 convertible notes were issued by the Company exclusively for Geene, S.A.S. on March 27, 2001. 156,109 and 30,700 of the 1,103,200 notes were issued in exchange of future exercise of replacement options and special options, respectively. The 1,103,200 notes are convertible into ordinary shares. As a result, Astound shareholders will receive ordinary shares of the Company, immediately or later. The unit share price amounted to €28.79 split in nominal value for €5.00 and unit additional paid-in-capital for €23.79. In 2001, 676,708 notes have been converted into shares including 3,144 notes for exercised replacement options and 7,860 notes for future exercise of replacement options. As a result, ordinary shares and additional paid-in-capital increased by €3,384 and €16,099, respectively. Ordinary shares to be issued represents the 250,687 convertible notes into shares at a unit price of €28.79 which have not been converted. In addition, 145,105 replacement options and 30,700 special options have not been converted in 2001.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

      The schedule below summarize the movements of options and shares pertaining the acquisition of Astound:

      In 2001, the number of convertibles notes is as follows:

	Issuance of		Remaining
	convertible		convertible
	notes on	Converted	notes at
	March 27	notes	Dec 31, 2001

Notes issued for future exercise of replacement options	156,109	11,004	145,105
Notes issued for future exercise of special options	30,700	—	30,700
Other notes	916,391	665,704	250,687

Total	1,103,200	676,708	€426,492

Vialog acquisition

      To acquire Vialog Corporation and after the approval of the Shareholders’ special meeting of the Company and Vialog on March 23, 2001, the Company issued 3,446,969 shares to Vialog’s shareholders on April 25, 2001, in exchange for the 10,284,854 shares of Vialog common stock outstanding at the date of the merger. The issuance price amounted to €21,92 split in nominal value for €5.00 and unit additional paid-in-capital for €16,92. As a result, the shareholders’ equity increased by €75,557. Vialog shareholders received Genesys American Depositary Shares (ADS’s), which represents one-half of an ordinary shares of the Company. The ADS’s of the Company began trading on the Nasdaq Stock Market on April 26, 2001 (symbol: GNSY). The offering expenses amounting to €3,598 are classified in additional paid-in-capital, as part of the purchase accounting for the transaction.

      In 2001, 261,110 stocks options of Genesys Conferencing of Massachusetts Inc. (formerly Vialog) were exercised. In accordance with the merger agreement, 87,510 ordinary shares of Genesys S.A. were issued in exchange of ordinary shares issued by Genesys Conferencing of Massachusetts, using the final exchange ratio of 0.33515. As a result, ordinary shares and additional paid-in-capital increased by €438 and €1,183 respectively.

Other changes

      On April 25, 2001, 10 of the 1,367,000 equity warrants issued on June 26, 2000 were exercised for 270 euros. As a result, ordinary shares and additional paid-in-capital increased by 25 euros and 245 euros, respectively.

      On May 4, 2001, 100 stocks options of Genesys S.A. were exercised. As a result, ordinary shares and additional paid-in-capital increased by 500 euros and 1,032 euros, respectively.

      After the approval of the Shareholders’ special meeting of the Company on March 23, 2001, the Company sold 1,520,380 ordinary shares on the Nouveau Marché of Euronext Paris at a price of €14.7 (nominal value of €5.0 and unit additional paid-in-capital of €9.7) in October 2001. As a result, ordinary shares and additional paid-in-capital increased by €7,602 and €14,748 respectively. The expenses relating to this public offering (€1,402) were classified in additional paid-in-capital.

      851,056 and 197,011 notes issued on August 6, 1999 on Nouveau Marché of Euronext Paris were converted into shares in 2000 and 2001, respectively. As a result, ordinary shares increased by €4,161 in 2000 and €985 in 2001. Additional paid-in-capital increased by €9,797 in 2000 and €2,245 in 2001.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

Stock repurchase program

      In September 2000, the Board of Directors approved the implementation of a share repurchase program whereby the Company may repurchase up to 683,088 of its ordinary shares. This plan which is valid for 18 months includes a limit value for purchase (not higher than 200 euros) and sale (not lower than 30 euros) At December 31, 2000 and 2001, the Company held 2,905 shares and 22,131 shares, respectively for a total cost of €149 and €678, respectively. The net loss on disposed treasury shares (€74 in 2001) was classified in accumulated deficit.

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

Dividend rights

      The Company may distribute dividends out of its “distributable profits,” plus any amounts held in its reserve which the shareholders decide to make available for distribution, other than those reserves which are specifically required by law or its by-laws. “Distributable profits” consist of its statutory net profits in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or its by-laws.

      The Company must allocate five percent of its statutory net profit for each year to its legal reserve account before dividends may be paid with respect to that year. Such allocation must be made until the amount in the legal reserve is equal to 10 percent of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of the Company’s French subsidiaries on a statutory basis. At December 31, 1999, 2000 and 2001, the Company’s legal reserve was €31, €125 and €146, respectively. The legal reserve may be distributed to shareholders only upon liquidation of the Company.

Note 12.     Employee stock option plans

     1998, 1999 and 2000 Stock Plans

      On September 23, 1998, the Board of Directors approved the 1998 Stock Plan (“the 1998 plan”) for grants of options for ordinary shares to directors, officers and key employees. A total of 412,890 shares are authorized for issuance under the 1998 plan. Stock options under the 1998 plan are granted at prices equivalent to the price of the initial public offering on October 1, 1998. Under the terms of the 1998 plan, the options give the right to purchase one share per option. The options generally vest at a rate of 20% by the first year anniversary (“bracket A”), 50% by the third year anniversary (“bracket B”) and the final 30% by the fourth year anniversary (“bracket C”). Shares acquired upon the exercise of stock options must be held for 3 years for bracket A options and 2 years for bracket B and bracket C options. The options expire eight years after the date of grant. Ordinary shares attributable to awards which have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards.

      On September 15, 1999, the Board of Directors approved the 1999 Stock Plan (“the 1999 plan”) for grants of options for ordinary shares to directors, officers and key employees. A total of 301,483 shares are authorized for issuance under the 1999 plan. Stock options under the 1999 plan are granted at prices equivalent to the average market value of the Company’s ordinary shares calculated over the 20 trading sessions prior to the date of grant. The other terms of the 1999 plan are identical to the 1998 plan.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

      On September 8, 2000, the Board of Directors of the Company approved the 2000 Stock Plan (“the 2000 plan”) pursuant to the authorization given by the shareholders’ meeting held on June 6, 2000. A total of 550,000 shares are authorized for issuance under the 2000 plan. Stock options under the 2000 plan are granted at prices equivalent to the average market value of the Company’s ordinary shares calculated over the 20 trading sessions prior to the date of grant. Under the terms of the 2000 plan, the options give the right to purchase one share per option. The options generally vest at a rate of 20% by the first year anniversary (“bracket A”), 50% by the third year anniversary (“bracket B”) and the final 30% by the fourth year anniversary (“bracket C”). Shares acquired upon the exercise of stock options must be held for 3 years for bracket A options and 2 years for bracket B and bracket C options. Options expire eight years after the date of grant. Ordinary shares attributable to awards which have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards.

      On September 8, 2000, the Board of Directors amended these three stock option plans with respect to the change of control clause that stipulates that if an individual shareholder or a group of shareholders (acting together) acquires more than 25% of the Company’s shares, the vesting of options can be accelerated, at the discretion of the Board for certain identified employees of the Company.

      On September 26, 2001, for these three plans, the minimal period before selling shares acquired upon the exercise of stock options for non-French residents or non-signers of a work contract according to the French Law was changed. These option holders can now sell their shares upon exercise.

     2001 Stock Plan

      On September 26, 2001, the Board of Directors of the Company approved the 2001 Stock Plan (“the 2001 plan”) pursuant to the authorization given by the shareholders’ meeting held on June 26, 2001. A total of 550,000 shares are authorized for issuance under the 2001 plan. This plan is divided into two parts.

      The first part of the 2001 plan relates to French residents or signers of a work contract according to French Law. Stock options under this part are granted at prices equivalent to the average market value of the Company’s ordinary shares calculated over the 20 trading sessions prior to the date of grant. Under the terms of this part of the 2001 plan, the options give the right to purchase one share per option. The options generally vest at a rate of 20% by the first year anniversary (“bracket A”), 50% by the third year anniversary (“bracket B”) and the final 30% by the fourth year anniversary (“bracket C”). Shares acquired upon the exercise of stock options must be held for 3 years for bracket A options and 2 years for bracket B and bracket C options. Options expire eight years after the date of grant. Ordinary shares attributable to awards which have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards.

      The second part of the 2001 plan relates to non-French residents or non-signers of a work contract according to the French Law. Stock options under this part are granted at prices equivalent to the average market value of the Company’s ordinary shares calculated over the 20 trading sessions prior to the date of grant. The options are exercised on the Nasdaq Stock Market only. Under the terms of this part of the 2001 plan, the options give the right to purchase 2 ADS’s per option. If on the effective date of the exercise of a vested option, the grantee is a restricted participant, such grantee shall receive one ordinary share instead of 2 ADS’s. The options vest at rate of 10% upon the first year anniversary and an additional 7,5% for each quarter thereafter, until fully vested. Options can be exercised immediately upon vesting and there are no holding restrictions on the underlying ADS’s (or ordinary shares for restricted participant). Options expire eight years after the date of grant. ADS’s (or ordinary shares for restricted participant) attributable to awards which have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

      Stock option activity under the 1999, 2000 and 2001 plans was as follows:

			Weighted
	Shares		average
	available	Options	exercise
	for grant	outstanding	price

Balance as of January 1, 1999	—	412,890	9.91
Authorized	230,504	—	—
Granted	(251,483)	251,483	15.32
Canceled	70,979	(70,979)	9.91

Balance as of December 31, 1999	50,000	593,394	12.20

Authorized	550,000	—	—
Granted	(335,500)	335,500	51.04
Canceled	37,542	(37,542)	11.21

Balance as of December 31, 2000	302,042	891,352	26.86

Authorized	550,000	—	—
Granted	(694,358)	694,358	21.15
Exercised	—	(100)	15.32
Canceled	24,650	(24,650)	37.97

Balance as of December 31, 2001	182,334	1,560,960	23.32

      The following table summarizes the status of stock options outstanding and exercisable at December 31, 2001:

	Options outstanding

		Weighted-
		average
		remaining
	Number	contractual life	Number
Range of exercise price	outstanding	(in years)	exercisable

€9.91	338,869	4.8	237,208
€15.32 — 15.86	647,483	7.1	46,697
€22.09 — 25.02	243,858	7.3	—
€39.38	11,000	7.2	—
€50.42 — €53.47	319,750	6.6	63,950

	1,560,960	6.6	347,855

Stock plan at Genesys Conferencing of Massachusetts, Inc. (formerly Vialog Corporation)

      In accordance to the merger agreement, Vialog stock options remain outstanding after the acquisition by Genesys S.A., on the same terms and conditions, except that, upon exercise the holder receives a right to receive Genesys ADSs for Vialog common stock based on the same exchange ratio used in connection with the merger.

      On February 14, 1996 and April 29, 1999, Vialog’s Board of Directors approved the 1996 and 1999 Vialog Stock Plan, respectively. The maximum number of shares of Vialog’s common stock that may subject to outstanding awards may have not exceeded 3,250,000 shares and 1,500,000 shares as of December 31, 2001 for the 1996 and 1999 Vialog’s Stock Plans, respectively. Shares of common stock attributable to awards which have

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards. The 1996 and 1999 Vialog Stock Plans will remain in effect until February 14, 2006 and April 29, 2009, respectively, unless terminated earlier by the Vialog’s Board of Directors.

      Stock option activity under the 1996 and 1999 Vialog Stock Plans was as follows:

				Equivalent
	Number of	Number of	Equivalent	weighted
	options	outstanding	number of	average exercise
	available	Vialog stock	Genesys	price of Genesys
	for grant	options	ordinary shares	ordinary share

Balance as of April 25, 2001	881,659	2,385,362	799,454	19.43

Exercised	—	(261,110)	(87,510)	12.43
Canceled	78,406	(78,406)	(26,279)	19.68

Balance as of December 31, 2001	960,065	2,045,846	685,665	20.65

      The following table summarizes the status of stock options outstanding and exercisable at December 31, 2001:

	Options outstanding

		Weighted-
	Equivalent	average	Equivalent
	outstanding number	remaining	exercisable number
	of Genesys	contractual life	of Genesys
Range of equivalent exercise price	ordinary shares	(in years)	ordinary shares

€6.77 — 15.68	264,122	7.2	259,591
€16.93 — 23.70	186,341	6.3	180,310
€27.08	78,004	3.2	73,963
€33.86 — 36.09	157,198	8.6	54,991

	685,665	6.8	568,854

Stock based compensation

      Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

	1999	2000	2001

Expected dividend yield	0%	0%	0%
Expected volatility	0.525	0.913	0.985
Risk-free interest rate	4.68%	5.40%	5.05%
Weighted average expected life	5.6 years	5.6 years	5.5 years

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

      For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information is as follows (in thousands of euros except for earnings per share information):

	Years ended December 31,

	1999	2000	2001

Pro forma net loss	€(4,731)	€(9,410)	€(107,993)
Pro forma net loss per common share	(0.74)	(1.20)	(8.39)

      The weighted average fair value of options granted during 1999, 2000 and 2001 was as follows:

	Years ended December 31,

	1999	2000	2001

Options whose price was less than the market price of the underlying shares on the grant date	€8.70	€46.98	€18.10
Options whose price was greater than the market price of the underlying shares on the grant date	—	39.93	12.62

Note 13.     Income taxes

      The components of the income tax expense (benefit) provision are as follows:

	Years ended December 31,

	1999	2000	2001

Current:	€1,180	€3,326	€3,546
— Domestic	4	1,152	11
— Foreign	1,176	2,174	3,535
Deferred:	73	263	(3,062)
— Domestic	84	(14)	2,639
— Foreign	(11)	277	(5,701)

Net income tax provision	€1,253	€3,589	€484

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

      The provision for income taxes differs from the computed “expected” income tax benefit using the French statutory tax rate of 37%, 38% and 36% in 1999, 2000 and 2001, respectively, for the following reasons:

	December 31,

	1999	2000	2001

Income tax benefit at statutory rate	€(962)	€(900)	€(35,717)
Increase (reduction) in taxes resulting from
Foreign income tax rates different from the French statutory tax rate	(254)	(192)	(752)
Amortization of non-deductible goodwill and other intangibles	681	1,422	9,633
Non deductible impairment on goodwill and identifiable intangible assets	—	—	22,320
Change in valuation allowance	1,641	1,753	9,433
Public offering expenses	—	—	(1,826)
Tax on acquisitions costs of companies classified in goodwill and intangible assets	—	1,174	4,796
Deferred tax due to amortization of identifiable intangible assets	—	—	(7,555)
Other	147	332	152

Reported current and deferred income tax provision	€1,253	€3,589	€484

      The consolidated net deferred tax asset consists of the following:

	December 31,

	1999	2000	2001

Total deferred tax liability	€358	€400	€36,791

Net operating losses carried forward:
France	1,007	905	9,720
Belgium	274	221	244
Germany	733	796	1,673
Italy	—	—	67
Canada	—	—	7,596
United States	1,391	573	21,416
Singapore	228	353	529
Australia	—	30	110
Hong Kong	29	58	149

Total	3,662	2,936	41,504
Other	329	2,587	494

Total deferred tax assets	3,991	5,523	41,998

Valuation allowance	(3,489)	(5,242)	(41,762)

Total deferred tax assets, net	502	281	236

Deferred taxes, net	€144	€(119)	€(36,555)

      The deferred tax liability at December 31, 2001 mainly relates to the acquisition of identifiable intangible assets from Astound (technology and assembled workforce) and Vialog (customer lists and assembled

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

workforce). Such liability will be written off at the same rate as the amortization of the related identifiable intangible assets.

      The Company has recorded a valuation allowance against deferred tax assets generated in France, Germany, Canada, United States, Australia, Singapore and Hong Kong for all periods presented herein, due to the uncertainty of realization through future operations. The valuation allowance will be reduced at such time as management believes it is more likely than not that the deferred tax assets will be realized. Any reductions in the valuation allowance will reduce future provisions for income tax expense.

      The breakdown per expiration date of net operating losses carried forward is as follows:

	USA	Canada	France	Others	Total

2002	—	€1,229	€1,298	—	€2,527
2003	—	4,396	1,501	—	5,897
2004	—	2,206	—	—	2,206
2005	—	2,345	—	—	2,345
2006	—	4,123	9,709	€1,212	15,044
2007-2008	—	7,200	—	1,212	8,412
2018-2022	€60,616	—	—	—	60,616
No expiration date	—	—	15,003	5,424	20,427

Total	€60,616	€21,499	€27,511	€7,848	€117,474

Note 14.  Commitments and contingencies

     Lease contracts

      The Company leases its facilities under long-term operating lease agreements expiring on various dates through November 2010. The Company also leases equipment (mainly teleconferencing bridges) under long-term operating leases expiring on various dates through October 2004. The rent expenses for long-term operating leases amounted to €1,420, €2,783 and €7,464 in 1999, 2000 and 2001, respectively.

      As of December 31, 2001, aggregate minimum lease payments under non cancelable operating leases and commitments were as follows:

2002	€10,347
2003	7,112
2004	5,460
2005	3,425
2006	2,204
Thereafter	6,651

Total	€35,199

      The Company also leases equipment and cars through capital leases contracts, which expire at various dates through 2005.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

      The amounts of future minimum lease payments under those contracts are as follows:

2002	€281
2003	164
2004	25
2005	8
Thereafter	—

478
Amounts representing interest	(41)

437
Less current portion	(266)

€171

     Interest rate swap and term purchase agreement

      On August 31, 1999, the Company entered into a U.S. $20 million interest rate swap agreement to hedge its exposure on a portion of its outstanding debt denominated in U.S.$. The effect of this agreement was to convert underlying variable rate debt based on Libor USD to fixed rate debt with an interest rate of 6.78%. On June 29, 2001, the Company entered into a U.S. $57.5 million interest rate swap agreement to hedge its exposure on 50% of its outstanding term loans under the U.S. $125 million credit facility, excluding the U.S. $10 million revolving line of credit, granted in April 2001, denominated in U.S. dollars. This new agreement replaces the agreement signed in August 1999. The effect of the latter agreement was to convert underlying variable rate debt based on Libor USD to fixed rate debt with an interest rate of 5.52%.

      Each interest-rate swap agreement is designated with all or a portion of the principal balance and has a term equal to specific debt obligation. This agreement involves the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. The related amount payable to or receivable from third parties is included in other liabilities or assets. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are recognized as comprehensive income or loss. As a result, the comprehensive loss for this interest rate swap agreement amounted to €2,249 at December 31, 2001.

      As of December 31, 2001, the Company expects to reclassify €704 of net loss on derivative instruments from accumulated comprehensive income to earnings during the next twelve months due to the payment of variable interest associated with the senior term loan facility.

      To hedge the exposure risk on foreign currency translation rates, on December 5, 2000, the Company entered into term purchase agreements (forward contracts) for nominal amounts of U.S. $30,125 and GBP 1,355 with a purchase date on January 5, 2001. Gains and losses on these transactions are reported in comprehensive income. There are no purchase agreements at December 31, 2001.

     Tax audit and risk

      On June 27, 2000, the Company received a preliminary conclusion of a tax audit for Genesys S.A. for the years ended December 31, 1996, 1997, 1998 and 1999. The amounts reported in the reassessment notice received from the tax authorities amounted to approximately €1.3 million in relation to the deductibility of certain

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

expenses incurred by the parent company such as acquisition costs for companies outside of France, and offering and debt issuance costs. The Company believes that, based on its outside legal counsel and the latest correspondence from the tax authorities, the risk of liability is remote. During the second half year 2000, the tax authorities revised their initial notice from €1.3 million to approximately €850. On June 27, 2001, the tax authorities revised again their notice by €460. The remaining portion amounted to €390 at December 31, 2001. Except for €63 accrued since December 31, 2000, the remaining portion is still disputed by the Company. It will be subject to a further favorable decision to be taken by the European Court.

      The Company’s U.S. subsidiary GCI assesses, collects and pays federal, state and local taxes where it can determine the taxable transport or transmission service, the jurisdiction in which a tax would apply and where it has the ability to assess the tax. When GCI is unable to determine or is unable to assess federal, state and local taxes, it does not. As of December 31, 1999, 2000 and 2001, GCI had established a reserve of approximately U.S. $195 (equivalent to €208), U.S. $569 (equivalent to €611) and U.S. $1,100 (equivalent to €1,248), respectively, for federal, state and local taxes, which it believed is sufficient to cover taxes, if any, that GCI should have assessed through December 31, 2001, but did not, in the event they become due.

     Commitments

      The U.S. $125 million credit facility agreement signed on April 20, 2001 with BNP Paribas, CIBC World Markets and Fortis Bank is secured by the following:

—	stock pledge of shares of Genesys Conferencing Ltd (England), Genesys Conferencing AB (Sweden), Genesys Conferencing Inc, Genesys Conferencing of Massachusetts;

—	security over assets such as accounts receivable, inventories and property, plant and equipment of Genesys Conferencing of Massachusetts;

—	security over some assets such as accounts receivable of Genesys Conferencing Inc.

      The Company also entered into other collateral security agreement in favor of banks amounting to €1,140 and other security agreements with the French tax administration (€342) and leasing companies (€100).

     Others

      In the normal course of business, the Company is at times subject to pending and threatened legal actions and proceedings. Management believes that the outcome of such actions or proceedings is not expected to have a material adverse effect on the financial position of the Company.

Note 15.  Employee retirement and benefit plans

      The Company contributes to pensions for personnel in France in accordance with local law, by contributing based on salaries to the relevant government agencies. There exists no actuarial liability in connection with these plans.

      In the United States, the Company sponsors a defined contribution plan which qualifies under section 401(k) of the Internal Revenue Code. During 1999, 2000 and 2001, the Company made contributions of approximately U.S. $43 (equivalent to €46), U.S. $122 (equivalent to €132) and U.S. $420 (equivalent to €469) to the plan, respectively. At Genesys Conferencing Inc, all employees are eligible to enroll in the plan and can contribute up to 20% of their eligible wages into the Plan, so long as the total contributions do not exceed dollar limits established under IRS regulations. The Company matches 20% of the employee contributions. At Genesys Conferencing of Massachusetts Inc., all employees are eligible to enroll in the plan and may contribute up to 15 percent of pre-tax annual compensation, as defined in the Plan. The Company matches 50% of the participant’s contribution up to a maximum of 6% of the participant’s compensation.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

      In England, the Company has defined contribution plans whose assets are held separately from those of the Company. Costs recognized for these plans were €106, €184 and €233 in 1999, 2000 and 2001, respectively.

      French law also requires payment of a lump sum retirement indemnity to all employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. There is no formal plan and no funding of the obligation is required. The Company’s obligation is not material to its financial condition, liquidity or results of operations as of December 31, 1999, 2000 and 2001 or for the years ended December 31, 1999, 2000 and 2001.

Note 16.     Revenues

      Revenues consist of the following:

	Years ended December 31,

	1999	2000	2001

Services
Audio conferencing	€42,788	€75,541	€157,707
Video conferencing	4,372	12,238	10,944
Data conferencing and web streaming	—	1,557	8,469
Products	835	3,083	1,831

Total	€47,995	€92,419	€178,951

Note 17.     Segment and geographic information

      The Company and its subsidiaries operate in three geographic reportable segments: Europe, North America and Asia-Pacific. The Company makes key decisions and evaluates performance of the Company based on these segments. Transfers between segments are accounted for at amounts that are generally above cost and consistent with the rules and regulations of governing tax authorities. Such transfers are eliminated in the consolidated financial statements. Corporate items include non-operating overhead and research and development expenditures. Corporate assets mainly include research and development telecommunications equipment.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

      The following is a summary of operations by segment for the years ended December 31, 1999, 2000 and 2001:

		United	Asia-		Inter-
	Europe	States	Pacific	Corporate	segment	Total

1999
Net sales
Customers	€27,861	€18,158	€1,976	—	—	€47,995
Intercompany	28	—	47	—	€(75)	—
Gross profit	18,302	8,294	844	—	—	27,440
EBITDA	9,928	2,632	—	(5,748)	—	6,812
Operating income (loss)	6,730	(975)	(347)	€(5,895)	—	(487)
Net interest expense (income)	1,081	1,006	(4)	—	—	2,083
Equity in loss of affiliated company	(15)	—	—	—	—	(15)
Income (loss) before tax	5,634	(1,981)	(343)	(5,895)	—	(2,585)
Income tax expense (benefit)	1,243	90	(80)	—	—	1,253
Total assets	54,571	65,498	2,301	520	—	122,890
Depreciation	1,726	1,923	227	147	—	4,023
Additions to property and equipment	3,342	3,507	392	224	—	7,465

2000
Net sales
Customers	€45,886	€42,097	€4,436	—	—	€92,419
Intercompany	22	464	—	—	€(486)	—
Gross profit	29,257	20,371	2,070	—	—	51,698
EBITDA	14,778	9,401	434	€(12,884)	—	11,729
Operating income (loss)	7,743	2,437	75	(13,217)	—	(2,962)
Net interest expense (income)	(2,270)	1,605	10	—	—	(655)
Equity in loss of affiliated company	(76)	—	—	—	—	(76)
Income (loss) before tax	9,938	832	64	(13,217)	—	(2,383)
Income tax expense	3,231	126	232	—	—	3,589
Total assets	134,789	66,955	3,862	1,563	—	207,169
Depreciation	2,979	3,831	327	334	—	7,474
Additions to property and equipment	5,246	3,062	678	1,607	—	10,593

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

		United	Asia-		Inter-
	Europe	States	Pacific	Corporate	segment	Total

2001
Net sales
Customers	€59,125	€113,481	€6,345	—	—	€178,951
Intercompany	22	1,138	26	—	€(1,186)	—
Gross profit	40,520	59,044	3,211	—	—	102,775
EBITDA before impairment of goodwill and identifiable intangibles	21,492	13,834	562	€(18,961)	—	16,927
Operating loss	(8,353)	(62,268)	(618)	(20,027)	—	(91,266)
Net interest expense	1,409	5,247	66	—	—	6,722
Equity in loss of affiliated company	(55)	—	—	—	—	(55)
Income (loss) before tax	(10,512)	(66,831)	(673)	(20,027)	—	(98,043)
Income tax expense (benefit)	5,848	(5,365)	1	—	—	484
Total assets	84,302	316,736	3,486	5,880	—	410,404
Depreciation	3,445	10,945	406	1,066	—	15,862
Additions to property and equipment	6,884	6,660	355	2,053	—	15,952

      Geographic area information:

						Other
		United				foreign
	France	States	England	Sweden	Australia	countries	Total

1999
Revenue	€7,386	€18,158	€16,021	€3,152	€1,519	€1,759	€47,995
Property and equipment, net	1,995	10,839	4,232	527	374	936	18,904
2000
Revenue	€10,726	€42,097	€26,444	€5,010	€2,918	€5,224	€92,419
Property and equipment, net	4,346	9,139	5,022	1,240	667	2,061	22,475
2001
Revenue	€13,750	€113,481	€30,576	€7,077	€4,088	€9,979	€178,951
Property and equipment, net	7,698	30,575	4,524	1,432	583	2,885	47,697

Note 18.     Subsequent events

      On January 1, 2002, Genesys Conferencing Inc merged into Genesys Conferencing of Massachusetts, Inc. Thereafter, Genesys Conferencing of Massachusetts, Inc. was renamed to Genesys Conferencing Inc.

      On February 6, 2002, the Company announced plans to consolidate its call center operations in North America from six call centers to three call centers to provide higher levels of customer service and improve operating efficiencies. The Company expects to complete its consolidation of call centers by the end of the third quarter of 2002. The three remaining call centers have the capacity to absorb the current volume and to provide for future growth. Based on preliminary estimation, the restructuring costs should amount to roughly €8 million. Of this amount, the Company expects to record a pre-tax restructuring charge of approximately €3.6 million in the first quarter ending March 31, 2002. The remaining amount will be added to the goodwill relating to the

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

acquisition of Vialog. Costs include primarily employee severance, unusable future facility lease commitments and the write-off of certain leasehold improvements and equipment as well as other miscellaneous costs associated with the call center consolidation. The Company estimates that future annual cost savings from the consolidation will range from €3.5 to €4.0 million beginning the third quarter of 2002.

Note 19.     Unaudited proforma information

      The following schedules set forth unaudited pro forma condensed consolidated financial information for the Company which has been prepared to reflect the acquisitions made by the Company since January 1, 2000. These acquisitions included:

—	Genesys Open Media, acquired in July 2000,

—	Eureka and Telechoice, acquired in September 2000,

—	Astound Inc., acquired in March 2001,

—	Vialog Corp., acquired in April 2001.

      The consolidated pro forma information has been prepared in accordance with generally accepted accounting principles in the United States.

      The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2000 gives effect to the acquisitions of Vialog, Astound, Telechoice, Eureka and Genesys Open Media as if they had occurred on January 1, 2000.

      The unaudited pro forma condensed consolidated balance sheet as of December 31, 2000 has been prepared as if the acquisitions of Vialog and Astound had occurred on December 31, 2000.

      The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2001 gives effect to the acquisitions of Vialog and Astound as if they had occurred on January 1, 2001.

      The pro forma statements of operations and balance sheets include:

—	goodwill and other intangible assets relating to the acquisitions;

—	long term debt and common stock issued to finance the acquisitions;

—	opening adjustments relating to the acquisition of Vialog.

      The pro forma information is not necessarily indicative of the financial statements that would have been obtained had these acquisitions actually occurred at January 1, 2000, December 31, 2000 or January 1, 2001, nor are they necessarily indicative of future consolidated information.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

Unaudited pro forma condensed consolidated statements of operations

	Year ended December 31,

	2000	2001

Revenue	€181,778	€212,005
Cost of revenue:	84,068	91,532

Gross profit	97,710	120,473
Operating expenses:
Research and development	4,966	5,916
Selling, general and administrative	86,226	113,424
Impairment of goodwill and other intangibles	—	61,269
Amortization of goodwill and other intangibles	39,775	39,825

Total operating expenses	130,967	220,434

Operating loss	(33,257)	(99,971)
Financial expense, net	(8,648)	(9,003)
Equity in loss of affiliated company	(75)	(55)

Loss before taxes	(41,980)	(109,019)
Income tax expense	(3,951)	(555)

Net loss	€(45,931)	€(109,574)
Basic and diluted net loss per share	€(3.67)	€(7.72)

Number of shares used in computing basic and diluted net loss per share	12,495,893	14,191,595

Supplementary information:
EBITDA excluding impairment of goodwill and other Intangibles	€21,179	€22,872

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share data and when indicated)

Unaudited pro forma condensed consolidated balance sheets

December 31,
2000

ASSETS
Current assets:
Cash and cash equivalents	€22,958
Accounts receivables	43,885
Inventory	161
Prepaid expenses and other current assets	5,338

Total current assets	72,342
Property and equipment, net	47,709
Goodwill and other intangibles, net	359,036
Investment in affiliated company	109
Deferred tax assets	281
Deferred financing costs and other assets, net	4,858

Total assets	€484,335

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	—
Revolving line of credit	€7,995
Accounts payable	27,528
Accrued liabilities and accrued compensation	11,370
Taxes payable	4,758
Deferred revenue	3,189
Current portion of long-term debt	8,014
Current portion of deferred tax liability	400
Other current liabilities	4,097

Total current liabilities	67,351
Long-term portion of long-term debt	139,567
Long-term portion of deferred tax liability	36,742
Other long term liability	1,155
Commitments and contingencies	—
Shareholders’ equity	239,520

Total liabilities and shareholders’ equity	€484,335

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GENESYS S.A.

By:	/s/ FRANÇOIS LEGROS

Name: François Legros
Title: Chairman and Chief Executive Officer

Date: June 12, 2002

Exhibit Index

1.1	Bylaws (statuts) of Genesys (English translation) (incorporated herein by reference to Exhibit 3.1 to our Registration Statement on Form F-4, File No. 333-55392)

2.1	Form of Deposit Agreement (incorporated herein by reference to Exhibit A to the Registration Statement on Form F-6 relating to our American Depositary Shares)

4.1	U.S. $125 million Credit Facility among Vialog Corporation, Genesys S.A., BNP Paribas and Others dated April 20, 2001, as amended November 27, 2001, as amended June 11, 2002.

4.2	Excerpt from the Information Document (Note d’Information) of our company relating to the terms and conditions of our 3% convertible bonds due September 2004 (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-4, File No. 333-55392)

8.1	For a list of our significant subsidiaries, see Item 4 “Information on the Company — Organizational Structure.”