Form 20-F
period 2002-12-31
GENESYS SA
filed 2003-05-15
CIK 1125276

As filed with the Securities and Exchange Commission on May 15, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002
or
TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from • to •

Commission File Number: 001-16451

Genesys S.A.
(Exact name of Registrant as specified in its charter)

N/A	l’Acropole, 954-980 Avenue Jean Mermoz 34000 Montpellier France	Republic of France
(Translation of Registrant’s name into English)		(Jurisdiction of incorporation) or organization
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class:	Name of each exchange on which registered:
Ordinary shares, nominal value €5 per share*	Nasdaq National Market

American Depositary Shares, each representing one half of one ordinary share, nominal value €5 per share	Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2002):

Ordinary shares, nominal value €5 per share: 15,471,204

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes     No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17    Item 18

*	Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Back to Contents

TABLE OF CONTENTS

Page
PART I
Item 1.	Identity of Directors, Senior Management and Advisers
Item 2.	Offer Statistics and Expected Timetable
Item 3.	Key Information
A. Selected Financial Data
B. Capitalization and Indebtedness
C. Reasons for Offer and Use of Proceeds
D. Risk Factors
Item 4.	Information on the Company
A. History and Development of the Company
B. Business Overview
C. Organizational Structure
D. Property, Plants and Equipment
Item 5.	Operating and Financial Review and Prospects
Item 6.	Directors, Senior Management and Employees
A. Directors and Senior Management
B. Compensation
C. Board Practices
D. Employees
E. Share Ownership
Item 7.	Major Shareholders and Related Party Transactions
A. Major Shareholders
B. Related Party Transactions
C. Interests of Experts and Counsel
Item 8.	Financial Information
Item 9.	The Offer and Listing
A. Offer and Listing Details
B. Plan of Distribution
C. Markets
D. Selling Shareholders
E. Dilution
F. Expenses of the Issue
Item 10.	Additional Information
A. Share Capital
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls
E. Taxation
F. Dividends and Paying Agents
G. Statement by Experts
H. Documents on Display
I. Subsidiary Information
Item 11.	Quantitative and Qualitative Disclosures about Market Risk
Item 12.	Description of Securities other than Equity Securities
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item 16.	[Reserved]
PART III
Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits

1/128

Back to Contents

PRESENTATION OF FINANCIAL INFORMATION

The financial information in this annual report is presented in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). In France, which is the principal trading market for our shares, we communicate our results of operations in accordance with French Generally Accepted Accounting Principles. As a result, the financial information in this annual report is different from the financial information that we have communicated in France, often in significant respects. We submit English versions of our material French public communications to the Securities and Exchange Commission on Form 6-K, but those submissions are not incorporated by reference in this annual report.

2/128

Back to Contents

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

3/128

Back to Contents

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

For your convenience, we have translated the 2002 euro amounts into U.S. dollars, using the rate of $1.00 = €0.8696, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on May 13, 2003. This does not mean that we actually converted such amounts into U.S. dollars. For periods presented prior to January 1, 2000, the selected financial data presented below have been prepared in French francs and translated into euro using the official fixed exchange rate of €1 = FF6.55957, applicable since January 1, 1999.

	As of and for the year ended December 31,

	1998	1999	2000	2001	2002	2002

	(in thousands, except share data)
Consolidated statement of operations data:
Revenue:
Services	€18,311	€47,159	€89,336	€177,120	€199,068	$228,919
Products	910	836	3,083	1,831	1,595	1,834

Total revenues	19,221	47,995	92,419	178,951	200,663	230,753
Cost of revenue:
Services	7,517	19,959	38,173	74,774	86,193	99,118
Products	656	596	2,548	1,402	1,250	1,437

Total cost of revenues	8,173	20,555	40,721	76,176	87,443	100,555

Gross profit	11,048	27,440	51,698	102,775	113,220	130,198
Operating expenses:
Research and development	910	1,629	2,613	5,366	4,734	5,444
Selling and marketing	5,747	10,130	17,867	42,718	49,976	57,470
General and administrative	4,004	12,952	27,165	53,920	56,487	64,957
Restructuring charge	—	—	—	—	4,336	4,986
Amortization and impairment of goodwill and other intangibles	1,396	3,216	7,015	92,037 (1)	107,501 (2)	123,621

Total operating expenses	12,057	27,927	54,660	194,041	223,034	256,478

Operating loss	(1,009)	(487)	(2,962)	(91,266)	(109,814)	(126,280)
Financial income (expense), net	(335)	(2,083)	655	(6,722)	(8,987)	(10,335)
Equity in loss of affiliated company	—	(15)	(76)	(55)	(8)	(9)

Loss before income taxes and minority interest	(1,344)	(2,585)	(2,383)	(98,043)	(118,809)	(136,624)
Income tax (expense) credit	(293)	(1,253)	(3,589)	(484)	5,043	5,799
Net loss	€(1,637)	€(3,838)	€(5,972)	€(98,527)	€(113,766)	$(130,825)

Basic and diluted net (loss) per share	€(0.39)	€(0.60)	€(0.76)	€(7.65)	€(7.32)	$(8.42)
Weighted average number of ordinary shares outstanding	4,209,669	6,374,278	7,831,257	12,878,594	15,541,898	15,541,898

(1)	In 2001, €61.3 million represents impairment of goodwill and other intangible assets in accordance with SFAS No. 121.
(2)
In 2002, €93.6 million represents impairment charges, which consists of impairment of goodwill in accordance with SFAS No. 142 (81.7 million) and impairment of identifiable intangible assets in accordance with SFAS No. 144 (€11.9 millions).

4/128

Back to Contents

	As of and for the year ended December 31,

	1998	1999	2000	2001	2002	2002

	(in thousands )
Consolidated balance sheet data:
Total current assets	€ 25,408	€ 32,194	€ 77,338	€ 80,465	€ 53,113	$ 61,078
Total assets	51,620	122,890	207,169	410,404	249,733	287,181
Total current liabilities	8,172	19,500	34,633	72,704	49,318	56,713
Total long-term liabilities	7,382	62,056	44,423	174,832	147,624	169,761
Total shareholders’ equity	36,066	41,334	128,113	162,868	52,791	60,707
Cash flow statement data:
Cash flows provided by (used in) operating activities	(28)	3,945	9,302	(18,299)	7,209	8,290
Cash flows used in investing activities	(5,932)	(60,571)	(28,235)	(36,057)	(10,104)	(11,619)
Cash flows provided by financing activities	€18,468	€50,517	€53,561	€20,701	€(3,310)	$(3,806)

5/128

Back to Contents

EXCHANGE RATE INFORMATION
AND THE EUROPEAN MONETARY SYSTEM

The European Monetary System

Under the provisions of the Treaty on European Union negotiated at Maastricht in 1991 and signed by the then 11 member states of the European Union in early 1992, a European Monetary Union, known as EMU, was implemented on January 1, 1999 and a single European currency, known as the euro, was introduced. As of December 31, 2002, the following 12 member states have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. The legal rate of conversion between the French franc and the euro was fixed on December 31, 1998 at 1.00 = €1.00 FF 6.55957, and we have translated French francs into euro at that rate for periods before we adopted the euro for purposes of preparing our consolidated financial statements.

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rates for the French franc for 1998, expressed in French francs per U.S. dollar, and for the euro from 1999 through April 30, 2003, expressed in U.S. dollar per euro. The information concerning the U.S. dollar exchange rate is based on the Noon Buying Rate. We provide the exchange rates below solely for your convenience. We do not represent that French francs or euro were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. The Federal Reserve Bank of New York has ceased publishing the Noon Buying Rates for French francs and other constituent currencies of the euro. For information regarding the effect of currency fluctuations on our results of operations, see Item 5 “Operating and Financial Review and Prospects.”

	Period-end Rate	Average Rate(1)	High	Low

	French francs per U.S. dollar
1998	5.59	5.90	6.21	5.39

(1)	The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period.
	Period-end Rate	Average Rate(1)	High	Low

	U.S. dollar per euro
1999	1.01	1.06	1.18	1.00
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003 (through May 14, 2003)	1.15	1.09	1.16	1.04

2002
November	1.01	1.00	1.01	0.99
December	1.05	1.02	1.05	0.95

2003
January	1.07	1.06	1.09	1.04
February	1.08	1.08	1.09	1.07
March	1.09	1.08	1.10	1.05
April	1.12	1.09	1.12	1.06
May (through May 14, 2003)	1.15	1.14	1.16	1.12

(1)
The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period for year average; on each business day of the month (or portion thereof) for monthly average. On May 14, 2003 the Noon Buying Rate was $1 = €0.87 ($1.15 per €1).

6/128

Back to Contents

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

7/128

Back to Contents

D.	Risk Factors

Risks Relating to Our Company

Our high level of debt may limit our operating flexibility.

We are highly leveraged. As of December 31, 2002, we had €121.6 million of financial debt, the bulk of which was incurred under a $125 million credit facility agreement that we entered into in April 2001 and thereafter amended. This credit facility requires us to comply with certain covenants, including the maintenance of financial ratios relating to leverage, interest cover and cash coverage, and limits on our capital expenditures. This credit facility is described in more detail under Item 5 “Operating and Financial Review and Prospects — Liquidity and Capital Resources” and is included as an exhibit under Item 19. If we fail to comply with our covenants, our lenders could require us to repay the entire amount outstanding under our credit facility immediately.

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

On April 30, 2003, we signed an amendment to our $125 million credit facility agreement with our lenders to extend the principal repayment schedule under our credit facility, which is described under Item 5 “Operating and Financial Review and Prospects — Recent Developments.” That agreement requires us to satisfy a number of conditions, including completing a rights offering by August 31, 2003, obtaining shareholder approval of a capital reduction necessary to permit that rights offering, and obtaining the approval of our 3% convertible bond holders to a partial extension of the maturity of those bonds. If any of those conditions is not satisfied, the extension of the principal repayment schedule under our credit facility in years subsequent to 2003 will become void, we will be required to make significant principal payments beginning in January 2004, and we will need to negotiate with our lenders or obtain alternative financing (which might not be available) in order to avoid significant liquidity problems.

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

If Web conferencing services are perceived as an equal quality but lower-cost alternative to our traditional audio and video conferencing services, and if other companies capture a greater share of the Web conferencing market than we do, we may lose market share for virtual communications services or experience lower margins. If high quality Internet-based services are offered by third parties for free or at significantly lower cost than our traditional audio and video conferencing services, any positive effect on our results of operations resulting from our newer Internet-based services may be outweighed by negative effects on our traditional business. If we are unable to successfully respond to changes in Web conferencing technology and pricing models, we may lose customers or experience declining margins.

8/128

Back to Contents

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

Since the beginning of 1997, we have made a number of significant acquisitions. Companies acquired during 2001 accounted for 76.0% of our revenue growth in 2001 and for a significant portion of our revenue growth in 2002, and companies acquired during 2000 accounted for 4.4% of our revenue growth in 2001 and 5.7% of our revenue growth in 2000. Our acquisitions have changed the nature of our business by substantially increasing the proportion of our revenues earned in the United States and the share of our revenues derived from lower margin, operator assisted services. As a result of these acquisitions, our consolidated financial statements included in this annual report are not comparable from period to period.

Merger and acquisition related accounting charges may delay and reduce our profitability.

Our operating profit was significantly impacted in 2001 and 2002 by accounting charges relating to our prior acquisitions, and our future operating profit may continue to be impacted by such charges. In 2001, when we had an operating loss of €91.3 million, we recorded charges for amortization and impairment of goodwill and other intangibles of €92.0 million, including an impairment charge of €61.3 million. In 2002, when we had an operating loss of €109.8 million, we recorded charges for amortization and impairment of goodwill and other intangibles of €107.5 million, including an impairment charge of €91.3 million. At the end of 2002, we had €80.0 million of goodwill and €78.2 million of other acquisition-related intangible assets on our balance sheet. Under current accounting standards, we are required to test our goodwill for impairment on at least an annual basis under relevant accounting standards. Further impairment charges could have a significant impact on our future operating results.

9/128

Back to Contents

We have historically incurred and may continue to incur net losses, which may adversely affect the trading price of our ordinary shares and ADSs.

In the year ended December 31, 2002, we incurred a net loss of €113.8 million. As of December 31, 2002, we had an accumulated deficit of €225.2 million. To date, we have funded our operations and acquisitions primarily from the sale of equity securities, convertible bonds and bank borrowings. We expect to continue to incur significant acquisition-related amortization charges and development, sales and marketing and administrative expenses and, as a result, will need to generate significant revenues to achieve and maintain profitability. We cannot be certain that we will be able to achieve a revenue level sufficient to allow us to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future.

Fluctuations in currency exchange rates could adversely affect our revenues and results of operations.

Because we conduct our business in 19 different countries, our results of operations can be adversely affected by fluctuations in currency exchange rates. Our results of operations are particularly sensitive to movements in exchange rates between the euro and the U.S. dollar. Our revenues in the United States (including those of our Canadian subsidiary, which uses the U.S. dollar) represented approximately 65.5% of our total 2002 revenues, approximately 63.4% of our total 2001 revenues, and approximately 45.6% of our 2000 revenues. Our results of operations are also sensitive to movements in exchange rates of the euro against the British pound.

Between the introduction of the euro in January 1999 and December 31, 2001, its value declined substantially against the U.S. dollar and the British pound. As a result of this decline, our revenues stated in euros were greater than they would have otherwise been. However, during the year ended December 31, 2002, the euro strengthened substantially against the U.S. dollar and the British pound. As a result of this increase, our revenues stated in euros have been lower than they would have otherwise been. Although the impact of exchange rate movements on our results of operations is somewhat mitigated by the fact that we incur costs and borrow in the currencies of a number of countries in which we operate, currency exchange rate movements can nonetheless have a considerable impact on our results of operations.

When deemed appropriate, we enter into transactions to hedge our exposure to foreign exchange risks incurred in connection with borrowings. These efforts, when undertaken, may fail to offset the effect of adverse currency exchange rate fluctuations on our results of operations. For more information concerning our exchange rate exposure, see Item 11 “Quantitative and Qualitative Disclosures About Market Risk.”

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

10/128

Back to Contents

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

In addition, we rely on external service providers for a number of important services, including data conferencing, billing and Web streaming. Some of the companies we use for data conferencing and Web streaming services are small and have not yet reached profitability, and they may be unable to keep pace with the rapid technological changes that characterize these sectors of the industry. If our third party service suppliers are unable to continue to provide quality services to us, we may be required to find alternative suppliers, which may lead to service interruptions or entail additional cost.

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

Our principal competitors include major telecommunications companies, including France Telecom in France, British Telecom in the United Kingdom and operators such as AT&T, MCI Conferencing and Global Crossing in the United States. These companies are much larger than us, and have substantially greater financial and other resources than us. Many of the voice and data communications customers of the major telecommunications companies use the conferencing services of those companies without considering alternative service providers. In order to compete with these larger companies, we must offer better service, lower prices or both. While we believe that we successfully do so today, we cannot assure you that we will continue to be able to do so, particularly if substantial financial investments are required to maintain the highest quality standards.

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

Our share price and our ability to raise capital depends in part on the state of the market for shares of telecommunications companies, which in recent years has been characterized by low valuations and difficult conditions for raising new capital. If these market conditions continue, then our share price could be adversely affected, and we could have difficulties if we were to require additional capital to fund our development.

11/128

Back to Contents

Risks Relating to Our ADSs and Our Ordinary Shares

The market prices of our ordinary shares and ADSs have been volatile, and may continue to be volatile in the future.

Since our initial public offering in October 1998 through April 30, 2003, the closing price of our ordinary shares ranged from a high of €79.50 per share ($83.36 per share using the December 31, 2002 Noon Buying Rate) to a low of €1.10 per share ($1.15 per share using the December 31, 2002 Noon Buying Rate), and since April 26, 2001 through April 30, 2003, the closing price of our ADSs ranged from a high of $15.29 per ADS to a low of $0.59 per ADS. Over the past two years, the stock market in general and the shares of technology and telecommunications companies in particular have experienced significant price fluctuations. The market prices of our ordinary shares and ADSs may continue to fluctuate significantly in response to various factors, including:

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

Under our stock option plan, if any shareholder or group of shareholders acquires ownership of more than 25% of our outstanding share capital, our board of directors will have the right to accelerate the vesting of employee stock options granted under our 1998, 1999, 2000 and 2001 stock option plans. As of April 30, 2003, options on up to 289,343 shares, representing approximately 1.87% of our share capital, are subject to potential accelerated vesting. The ability of the board of directors to accelerate the vesting of stock options could have the effect of deterring a potential bidder from making an offer to acquire our company without the approval of our board.

Exchange rate fluctuations may adversely affect the U.S. dollar value of our ADSs and our dividends (if any).

As a holder of ADSs, you may face some exchange rate risk. Although we have no current plans to pay dividends, if and when we do pay dividends, they would be denominated in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of our ADSs on conversion of dividends, if any. Moreover, these fluctuations may affect the dollar price of our ADSs on the Nasdaq National Market, whether or not we pay dividends.

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

12/128

Back to Contents

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

Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “target”, “estimate”, “project”, “predict”, “forecast”, “guideline”, “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such factors, some of which are discussed under Item 3 “Key Information — Risk Factors” beginning on page • of this annual report, include but are not limited to:

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

13/128

Back to Contents

Item 4. Information on the Company

A.	History and Development of the Company

The legal and commercial name of our company is Genesys S.A. We are a French société anonyme, a form of limited liability stock company, formed in 1986 pursuant to the French Commercial Code for a term of 99 years. Our registered office is located at “L’Acropole”, 954-980 Avenue Jean Mermoz, 34967 Montpellier Cedex 2, France. Our phone number is +33 4 99 13 27 67.

Our agent in the United States is:
Margie Medalle, Chief Executive Officer and Managing Director of Genesys North America,
9139 South Ridgeline Blvd,
Highlands Ranch, CO 80129

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

In October 2001, we launched Genesys Meeting Center, the conferencing industry’s first fully integrated audio and Web conferencing platform. Genesys Meeting Center is a platform that incorporates our fully automated TeleMeeting audio conferencing, the Multi-Conference Manager browser, our PowerShare Web conferencing and Astound’s conference center, resulting in a Web-based platform that gives users access to a virtual conference room, available 24 hours per day, 7 days per week. In May 2002, we added integrated multipoint desktop video to Genesys Meeting Center, as well as MSN Messenger integration.

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

In March 2001, we also acquired the Canadian company Astound Incorporated, which developed and marketed online services for data collaboration, application sharing and personalized information delivery.

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

Our acquisitions have had a significant impact on our consolidated results of operations and financial condition. The financial implications of our acquisitions are described under Item 5 “Operating and Financial Review and Prospects.”

Our Shares

In October 1998, we conducted our initial public offering in France, and our ordinary shares were listed on the Nouveau Marché of Euronext Paris. In April 2001, in connection with our acquisition of Vialog, our shares were listed on the Nasdaq National Market in the form of American Depositary Shares, each representing one half of one ordinary share.

14/128

Back to Contents

B.	Business Overview

INTRODUCTION

We are the world’s leading independent specialist provider of interactive group communications services and applications, based on 2002 revenues. Since 2000, our revenues have grown significantly as a result of our acquisitions and, to a lesser extent, through organic growth, increasing from €92.4 million in 2000 to €179.0 million in 2001, to €200.7 million in 2002. Our acquisitions have also shifted our revenue base from Europe, which was our largest market in 2000 (accounting for 49.5% of our total revenues), to North America, which was our largest market in 2002 (accounting for 68.6% of our total revenues).

We believe we provide the most innovative and technologically advanced portfolio of group communications services, as well as customized, value-added conferencing. With services that range from simple conference calls to large-scale Internet broadcasts, and from audio to video, data and rich media, we provide group conferencing and managed event conferencing services that link remote participants and audiences at any time, enabling them to work, discuss and exchange ideas and information. We group our services into three categories of interactive group communications:

•
Genesys Meeting Center: our fully integrated audio, video and Web conferencing platform accessible on demand through the Web and over the phone. The Genesys Meeting Center platform allows users to conduct a conference by telephone while exchanging information and monitoring the call over the Internet, providing our customers complete access to a virtual conference room 24 hours per day, seven days per week. This service is highly collaborative.

•
Genesys Events and Managed Services: for higher-profile corporate announcements, training sessions, and large-audience presentations. Our Genesys Events and Managed Services team offers our customers professional assistance in managing all aspects of their conference calls and other audio presentations. We believe that our hands-on assistance and global network help our customers achieve their conferencing goals. These services are specific to events. We group our fully operator-assisted Web-based audio and video streaming applications, TeleEvent, EventStream and PowerStream, under our Events and Managed Services category.

•
Video services: to complement our audio and Web conferencing services. Video conferencing is similar to audio conferencing except that generally one or more participants are viewing the video broadcast from select video-point locations. Genesys has a full staff of professionally trained operators available at all times to help schedule, arrange and manage the video session.

We believe that we have the broadest global presence among all full-service independent group communications specialists, with more than 1,100 employees in 19 countries in Europe, North America, and the Asia/Pacific Rim region providing service to approximately 18,000 businesses as of December 31, 2002. Our global presence, comprehensive product offering and commitment to innovation have allowed us to attract the business of some of the world’s largest users of group communications services.

STRATEGY

      We aim to be the world’s leading provider of interactive group communications and applications in terms of market share, service innovation and operating profitability. In pursuing this goal, we intend to:

•
Leverage global presence and infrastructure to meet needs of multinational customers. We use our locally based, knowledgeable sales force to market and service customers in one or more markets. The physical presence of our capabilities in major North American, European and Asian Pacific markets has created a unique geographical coverage and recognized quality of service that is attractive to major multinational organizations seeking global coverage of their interactive group communications needs delivered by a local means. We leverage these differentiation elements in actively pursuing major new international contracts offered in global requests for proposals.

•	Optimize sales and marketing capabilities in order to capture new accounts and foster usage. We have reorganized our sales teams into a direct sales «field» force and an indirect sales «sedentary» force in order to create a more focused effort for pursuing new major customer opportunities and for increasing the utilization of and penetration of existing accounts. Our direct sales force is comprised of high-level representatives who are responsible for establishing long-term relationships with the key communications services decision makers at major customers. Our indirect sales force works on a day to day basis to identify, register and train new individual users throughout a customer’s organization and then to increase the utilization of each existing user. We believe that these efforts will further result in our ability to develop a highly consistent and growing base of corporate users.

•	Continue to provide a comprehensive suite of integrated communication services. We offer a full array of integrated real-time group communications services, from traditional audio and video conferencing services to the latest in multimedia collaboration over the Internet and Web streaming technology. We believe that offering a comprehensive suite of conferencing services and collaboration applications is essential to winning the business of our target multinational and multi-site national corporations, who are increasingly seeking to rationalize and centralize their communication needs.

•	Expand contribution margins and stimulate usage by migrating customers to automated conferencing and newer collaboration services. We continually migrate customers from operator-assisted services to fully automated conferencing and newer collaboration services. Utilizing the strong customer education capabilities of our indirect sales team, we are broadening customers’ understanding of the cost effectiveness, ease-of-use and expanded feature functionality of automated conferencing and newer collaborative services. As revenues are more significantly comprised of these less labor intensive automated conferencing and newer collaboration services, we expect our gross margins to strengthen. Additionally, as a benefit of our increasing long distance purchasing power and our exploration of new digital transport technology, contribution margins are expected to further strengthen as our underlying telecommunication long distance costs continue to decline as a percent of total cost of services.

15/128

Back to Contents

•	Utilize proprietary research and development capabilities to create innovative applications for a global customer base. We develop and acquire innovative services and systems designed to ensure that our offerings respond to the expanding needs of customers’ interactive group communications requirements. Additionally, we seek to effectively utilize our proprietary knowledge and capabilities in a manner that responds to changes in the global marketplace. As we move forward in developing and marketing innovative services that can accommodate the needs of a global customer base, we intend to focus on systems based on universal standards and open systems, in order to facilitate ease of use by a broad customer base.

•	Increase usage by delivering customers greater service value. We deliver service offerings that provide customers improved features and functionality in a cost effective solution. We intend to continue introducing innovative applications as well as innovative price methodologies that respond to customers’ desire for value based service offerings. We expect to implement pricing methodologies that promote greater customer usage, penetration and adoption of new services including, the bundling of our full suite of integrated multimedia group communications services and flat-rate pricing models.

•	Improve operating effectiveness and cost efficiency. We implemented a call center integration and overhead rationalization program designed to eliminate redundant infrastructure and administrative costs and to provide higher levels of customer service and management responsiveness. A major component of our plan included the closure and consolidation of six call centers throughout North America and Europe and the centralization of certain marketing, finance and administrative functions. We intend to further centralize and automate additional finance, administrative and customer marketing, service and billing functions by leveraging our recent development of a more unified management information system.

Our Communication and Collaboration Services

As a leading global provider of comprehensive audio, Web, and video conferencing services, we enable businesses to conduct real-time, interactive group meetings and presentations via the telephone and the Internet. Our services are designed to enhance business communications and often overcome many of the limitations posed by more traditional communication modes such as telephone calls, e-mail, fax, and even face-to-face meetings. We believe our services are particularly beneficial for efficiently addressing disparate audiences located in multiple geographical locations. From simple conference calls to large-scale Web broadcasts, we provide our customers the flexibility of conducting their sessions with either our Web-based Genesys Meeting Center service or employing our professional event services team.

We group our services into three categories of interactive communications: Genesys Meeting Center, Event & Managed Services, and Video Conferencing. The services we offer range from fully automated, self-managed conferences, to “high-touch” professionally managed and customized meetings. They are all based on one or more of three types of communication modes: audio conferencing, video conferencing, or Web conferencing.

Genesys Meeting Center

Genesys Meeting Center is a fully integrated audio, video and Web conferencing platform accessible on demand through the Web and over the phone. Our innovative, automated service takes virtual communication to the next level and permits true real-time, multimedia collaboration. The Genesys Meeting Center platform allows users to conduct a conference by telephone while exchanging information and monitoring the call over the Internet. Our current release integrates our fully automated Genesys Meeting Center audio conferencing, Web conferencing and multipoint desktop video conferencing solutions into a single, automated service, providing our customers complete access to a virtual conference room 24 hours per day, seven days per week.

Genesys Meeting Center enables the moderator to fully manage all aspects of the meeting via the Internet with a simple click of the mouse. Genesys Meeting Center represented approximately 54.7% of our revenues in 2002.

Some of the key features and capabilities of the Web-based Genesys Meeting Center include:

•
Real-time interactive meetings with rich visual content. Genesys Meeting Center allows presenters to deliver dynamic multimedia presentations, collaborate and share any application running on their computers, conduct “follow-me” Web tours (which can be either pre-scripted or conducted ad hoc) and alternate between applications at any time during the meeting.

•
Scheduling, invitation and calendaring. Scheduling and invitation features enable authorized users to quickly and easily schedule Web conferences and generate meeting-specific invitations and reminders to send to audience members.

16/128

Back to Contents

•
Web-based audio management controls. This Web interface enables the moderator to fully manage the audio portion of the meeting via the Web from start to finish. One can view all the participants’ names as well as monitor their status, including mute, un-mute, and ejection from a meeting. In addition, there is the capability to manage larger-sized audiences with waiting rooms and sub-conference sessions.

•
Integration with Microsoft. Genesys Meeting Center features a comprehensive invitation wizard with Microsoft Outlook® integration to leverage Microsoft contacts and to facilitate the management of invitations, personal scheduling and calendaring. In addition, Genesys Meeting Center is integrated with MSN Instant Messenger to directly start meetings with active members on the contact list.

•
Recording and archives. The audio and visuals of any meeting can be recorded for later on-demand playback by those who could not attend the original live session. In addition, live conferences can be economically streamed to reach broader audiences throughout the Web.

•
Detailed meeting reports. Users can obtain online meeting reports, including reports for individual meetings and summary level reports on meetings scheduled, users, attendance, capacity utilization and future reservations. In addition, reports can be generated to track the responses to audience surveys, polls and quizzes.

•
Desktop video support. We offer multi-point, Web cam-video conferencing capability, enabling a video connection between two or more sites. The moderator can choose the composition of the images shown on each screen: all sites, the site speaking or any combination of screens. These screen formats can be changed at any time during the meeting.

•
No plug-ins required. Genesys Meeting Center is a Java-based application that functions with both Microsoft Explorer and Netscape browsers. There are no special plug-ins or downloads required for meeting guests and participants, making it convenient to invite audience members from behind most firewalls.

Genesys Meeting Center is hosted on our global network with multiple bridge locations across the 19 countries in which we operate. We originally launched Genesys Meeting Center in October 2001 in North America and in the United Kingdom and progressively deployed it throughout the Asia/Pacific Rim region and Europe by the beginning of 2002. Localized versions of the service are available in English, French, German, Swedish, Spanish, Italian and Danish.

We generate revenues from Genesys Meeting Center in three different ways. We charge for the Web-based conferencing services in Genesys Meeting Center based upon the number of individually identified “participants” available in the virtual conference room, offer a concurrent-seat subscription, which allows a customer to purchase a subscription based on the number of concurrent users rather than individually identified subscribers. In addition, we also earn revenues from the fully automated audio conferencing services in Genesys Meeting Center on a per-participant-minute basis.

Genesys Events and Managed Services

For higher-profile corporate announcements, training sessions, and large audience presentations, our Genesys Events and Managed Services team offers our customers professional assistance in managing all aspects of their conference calls and other audio presentations. We believe that our hands-on assistance and global network help our customers achieve their conferencing goals. Genesys Events and Managed Services represented approximately 40.0% of our revenues in 2002.

From a traditional telephone conference to a cutting-edge, rich media Webcast, our managed event services provide our customers with multiple possibilities to help achieve their desired impact. We group our fully operator-assisted Web-based audio and video streaming applications, TeleEvent, and the add-ons EventStream and PowerStream, under our Genesys Events and Managed Services category.

•
TeleEvent. TeleEvent is a fully operator-managed audio conference service designed specifically for large event-style conference calls, which can include several thousand participants. Participants may dial in from any location, or the operator may dial out to them. An operator takes full control of the conference. TeleEvent is frequently used for investor relations calls, new product launches or other announcements by top management of our customers.

Due to the complex and highly specific nature of TeleEvent, we assign a dedicated cross-functional team to each TeleEvent client. Our service begins with guidance in the initial planning of the event to maximize the event’s impact. During the event, specialized operators manage all aspects of the conference, including branded greetings, recording of participant information and question and answer sessions, which helps to control speaking time and maintain focus. This allows the presenter to focus on conveying the desired message to the audience.

17/128

Back to Contents

•
We also offer our customers a wide range of enhanced services for an additional fee. These services include transcripts of calls, real-time translation services, broadcast fax transmission of documents to conference participants, recording and rebroadcast of conferences and participant polling. Our operators can also assist customers in integrating our other services, including data collaboration and Webcasting, into their events.

•
EventStream and PowerStream. EventStream and PowerStream are services designed to augment traditional audio conference calls by adding high-impact visual presentations and live video streams. Both services are based on our rich media technology, a powerful interface that enables the synchronization of video and/or audio with texts, images, slides, graphic animation and interactive modules. All elements can be packaged in an interface that reflects the corporate identity of our clients, including the customer’s logo, corporate graphics and colors.

Participants can easily join an audio call via telephone and/or click onto a Web presentation with audio or video over any standard Internet connection. The client chooses how to broadcast the event but can allow participants to choose how they would prefer to view it. For example, participants may choose to listen in via telephone or through an audio stream over the Internet. For the convenience of participants who are unable to attend the original, live session, these events are recorded and archived for later, on-demand viewing.

Video Conferencing

To complement our audio and Web conferencing services, we also offer a full suite of video conferencing capabilities. Video conferencing is similar to audio conferencing except that generally one or more participants are viewing the video broadcast from select video-point locations. We have a staff of professionally trained operators available at all times to help schedule, arrange and manage the video session. Video services represented approximately 4.5% of our revenues in 2002.

Our video services include the following:

•	Direct: Our direct video service is our basic automated service, which we believe offers our clients a low-touch, no-frills service at a competitive price.

•
Classic Service: Our classic service provides for basic remote operator support. Our classic service allows for certification of sites prior to a call, meeting set-up through an operator and off-site monitoring by our operators during a live meeting.

•
Premium Service: This package provides a complete suite of personalized support by our operators, including certification of sites prior to a call, meeting set-up through an operator and status screen display, as well as on-site monitoring by our operators during a live meeting.

•
Additional Options: A number of service offerings are available to add to the above options to enhance the service delivery the client may require. These include but are not limited to: helpdesk support, outside broadcast support, off-call diagnostics, and recording.

Group Communications Technologies

The services that we offer in our three categories are derived from three group communications technologies: audio conferencing, video conferencing, Web-based conferencing.

•
Audio conferencing. Audio conferencing connects multiple parties on a single telephone call through specialized telephone equipment known as a “bridge.” Each bridge has multiple ports, which allow conference participants to connect to a conference call. We offer two types of audio conferencing: fully automated, which is part of our Genesys Meeting Center, and our operator-assisted services.

•	Video conferencing. Video conferencing is similar to audio conferencing except that one or more callers may be viewed on a video monitor by the other participants.

•
Web-based conferencing. Web-based conferencing is conferencing using the Internet as the media for communication. We offer two types of Web-based conferencing services: data collaboration applications and Web streaming. Data collaboration applications help customers to enhance their audio conferences by allowing graphics, animation and audience participation through a simple Internet connection. Genesys Meeting Center allows conference participants to share and jointly edit or view documents in real time, or to access conference archives or learning sessions at their own pace. Web-based applications enable multiple users to conference and collaborate using both visuals and voice over the Internet.

18/128

Back to Contents

Genesys Meeting Center enables customers to monitor and manage their virtual conference room over the Internet. Our EventStream and PowerStream Web streaming applications described above are two of our other Web-based conferencing services.

Suppliers

We purchase three main types of products and services from outside suppliers:

•
Infrastructure/networks services. A significant portion of our direct costs are attributable to the purchase of local and long distance telephone services. We purchase telecommunications services from multiple suppliers in most of our markets and believe that multiple suppliers will continue to compete for our business. Direct costs also include the cost of hosting some of our infrastructure in co-location facilities. For example, the Genesys Meeting Center Web conferencing infrastructure is co-located in several Internet Data Centers, also known as IDCs, located around the world. The advantages of using an IDC are that it provides high availability facilities for operating Internet based services, including redundant power, air conditioning, fire containment systems and connectivity to the Internet, as well as physical security and other services.

•
Tele- and Videoconferencing Bridges and Technology. We purchase our bridges and related technology from a limited number of suppliers in each market in which we operate. We believe that there are a sufficient number of suppliers in this market so that we should be able to find alternative sources if the need were to arise.

•
Data Collaboration and Web Streaming. We buy hardware, software and development tools to develop and deploy proprietary and innovative Web-based collaboration and streaming services. We have multiple suppliers, or the potential to have multiple suppliers, for these products.

Sales and Marketing

We seek to attract customers through multiple distribution channels and acquisitions. Once the relationship has been established, we attempt to cross sell multiple services throughout the customer’s organization worldwide.

Sales

We maintain sales, marketing and customer service teams in most of the 19 countries in which we operate, and tailor our sales organization, marketing and advertising efforts to each individual market. At the end of December 2002, we had a total of 185 sales personnel, including 69 based in Europe, 97 based in the North America and 19 based in Asia Pacific. We compensate our sales force with a base salary plus commission.

Direct Sales

•
Large Accounts. In each market, we focus our sales and marketing efforts primarily on large multinational companies and domestic companies with multiple sites, because these are the heaviest users of group communications services. To target these accounts, our direct sales staff focuses on the home country, city or headquarters of these multinationals as a base for developing global business relationships. In approaching large accounts, we seek to establish strong relationships and to position our company as a long-term partner and solution provider. We have made a concerted effort to win global contracts by emphasizing our global presence, and in 2002, won global contracts with companies such as Alfa Laval, Frost & Sullivan and Lufthansa.

•
Small Accounts. We also actively target small and medium size businesses using our inside sales force. Our inside sales team targets small and mid-size businesses through advertising in specialized magazines, telemarketing calls and direct mail.

19/128

Back to Contents

Indirect Sales and Distribution Arrangements

To broaden demand for our services, we actively pursue opportunities to respond to the needs of alternative telecommunications providers, business-oriented Web sites and business-to-business exchanges, marketplaces and other distribution partners that seek a provider who can offer group communications services to their users. These relationships, under which we typically provide our services under the brand name of the distributor, broaden our presence in the market and are particularly helpful in targeting small and mid-size companies. We currently serve as the exclusive out-sourced provider for Cable & Wireless in the United States and Western Europe, have distribution relationships with Optus and Tele1. We also have a PC bundling relationship with Hewlett Packard where Hewlett Packard has agreed to integrate and deliver a trial offer of Genesys Meeting Center on its HP Jornada 928 WDA. Additionally, we have a Webcam partnership with Philips, under which it has agreed a joint offer of Genesys Meeting Center 2.0 with a Philips Webcam to its corporate accounts.

Marketing

General

We target our marketing efforts on an industry by industry basis (vertical marketing) as well as on a geographic basis. We promote our services through both online and offline media. Online, we advertise on numerous sites, including Yahoo, Lycos, Google and Alta Vista where we run banner ads, including ads that are displayed when users enter searches using the “conferencing” keyword. Our conferencing Web site, www.genesys.com, provides access to Genesys Meeting Center and allows non-customers to sign up to open an account. Offline, we primarily advertise in specialized industry publications as well as attend key industry trade shows.

Customer communication programs are a critical component of our customer retention strategy. Our programs include an HTML client newsletter and e-mail campaigns informing clients about new services, upgrades and promotions. We also run a series of online seminars, inviting high profile speakers from key vertical sectors to participate. Customers are invited to attend the events, which are delivered using our own services.

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

Billing and Management Information Systems

Our operating centers presently perform the billing and collection process for their respective customer bases. The data needed to develop an invoice is captured by each telecommunications bridge, stored on a database and entered into the billing system automatically. An automated mediation platform coordinates and manages the information that circulates between the reservation software, the bridging hardware and the billing software. This platform facilitates the automated “pull and push” of information from one part of the system to another. This means that information collected during the reservation process, by a reservationist or via the Web-based reservation system, is automatically transferred to the bridge to ensure that the correct number of ports is available as well as the relevant value added features. This extends to the billing process, where the platform automatically pushes the call detail record collected by the telecommunications bridge software from the bridge to the billing software. The call detail record includes the account number, which identifies the entity paying for the call, the moderator number, which identifies the person who organized the call and statistics about the length of the call, number of participants and value added features used. The automation of this process reduces the errors and increased costs associated with human intervention. Billing is primarily on a second increment basis for the duration of each connected line. The frequency with which invoices are delivered to the customer for payment varies by operating center and by customer.

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

20/128

Back to Contents

The flexibility and capabilities of our billing systems enhance its ability to serve our customers’ needs by allowing us to customize invoices according to a number of variables such as detail level, frequency of billing, class of service and local legal requirements. We have developed proprietary software used in the billing services provided to long distance service carriers and other telecom resellers that outsource their conferencing function to us. We are currently in the process of implementing a common “back office” system across all regions. This system, which is an upgrade to one of our existing systems, supports customer registration, reservations, call record processing and pricing, billing and reporting for all of our services. This common back office system will enhance our ability to respond to requests from customers for customized billing and reporting. The system has already been rolled out throughout Europe and partially in North America and we currently expect to have it implemented worldwide by the end of the third quarter of 2003.

Customers

As of December 31, 2002, we had over 18,000 customers worldwide ranging in size from major multinational corporations and Fortune 500 companies, to small business, professional organizations and public institutions. We focus our sales and marketing efforts primarily on the major multinational companies that are the world’s largest users of group conferencing services. We have experienced strong growth in the number of customers in recent years as a result of both internal growth and acquisitions. No one customer accounted for more than 5% of our revenues during the year ended December 31, 2002. Our top 20 customers accounted for 29.6% of our revenues during the year ended December 31, 2002. Some of our top customers in 2002 were Cable & Wireless, CIGNA Corp., Citibank, Deutsche Bank, the Gartner Group and JP Morgan.

Through March 2003, we had an agreement with Cable & Wireless USA, Inc. that it would purchase from our company at least 95% of all of its purchases of conferencing (audio, data and video) services for its own use or resale to its customers, with the exception of limited affiliate provided services. This agreement was entered into in April 1999 in connection with our acquisition of Aloha. In September 2002, Cable & Wireless USA Inc. sold its voice business, including its conferencing segment, to Primus Telecommunications. Subsequently, we signed a one-year agreement with Primus Telecommunications in October 2002 to provide conferencing services for the former Cable & Wireless USA, Inc customer base and Primus Telecommunications traffic. Unless we otherwise agree, the agreement will automatically renew at the end of its initial one year term.

On July 31, 1999, as a condition to our acquisition of the conferencing unit of Williams Communications, we and Williams Communications agreed that our company would be the third party preferred provider of audio and data conferencing services, and video services (that use ISDN as a transport protocol) to WilTel (formerly Williams Group Communications). The agreement is for an initial term of three years and there are limited exceptions where Williams Communications has internal capabilities. We are currently discussing the renewal of this agreement with WilTel.

Global Presence

As of December 2002, we offer our services in 19 countries in Europe, North America, and the Asia/Pacific Rim region. The countries in which we have facilities include:

Australia	France	Norway	Taiwan
Belgium	Germany	Portugal	The Netherlands
Canada	Hong Kong	Singapore	United Kingdom
Denmark	Italy	Spain	United States
Finland	Malaysia	Sweden

Our global presence is a key competitive strength that enhances our ability to serve the needs of our multinational clients and to win global contracts. With the exception of our video division, we are organized and managed on a market basis. We have an Executive Vice President for each of Europe, North America and Asia/Pacific Rim respectively, each of whom in turn reports to the Chief Executive Officer. In 2002, we reorganized our European operating structure in an effort to realize economies of scale and standardize our approach across the region. We created the positions of Vice President for Northern Europe and Vice President for Southern Europe, each of whom manages our activities in these territories. Local advertising and marketing decisions are made on a country-by-country basis and are coordinated by Group marketing. We also have sales teams that report to each regional Executive Vice President and focus on major multinational and global accounts.

Over the past three years, we have expanded our operations significantly, particularly in the United States, the world’s largest market for group communications services, most notably with our 2001 acquisition of Vialog. In 2000, 2001 and 2002 we earned 46%, 63% and 65% of our revenues in the United States respectively.

21/128

Back to Contents

The following tables break down our revenues in euros and as a percentage of total revenues by category of activity and geographic market for each of the years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,

	2001		2002
	in thousands of €	% of revenues	in thousands of €	% of revenues

Genesys Meeting Center	72,656	40.5%	109,857	54.7%
Genesys Events and Managed Services	93,520	52.3%	80,238	40.0%
Video conferencing	10,944	6.1%	8,973	4.5%
Products	1,831	1.1%	1,595	0.8%

Total revenues	178,951	100.0%	200,663	100.0%

	Year ended December 31,

	2000		2001		2002

	in thousands of €	% of revenues	in thousands of €	% of revenues	in thousands of €	% of revenues

North America	40,357	43.7%	108,035	60.1%	126,977	–63.3%
Europe	35,781	38.7%	53,762	30.3%	58,233	29.0%
Asia-Pacific	4,044	4.4%	6,210	3.5%	6,480	3.2%
Video(1)	12,237	13.2%	10,944	6.1%	8,973	4.5%

Total revenues	92,419	100.0%	178,951	100.0%	200,663	100.0%

(1)  Our Global Video Division was created in 2002. For 2000 and 2001, we have reallocated revenues from our geographic areas to our global video division for purposes of comparison with 2002. Absent such reallocation, in 2001, North America represented €113,481 thousand (63.4%), Europe represented €59,125 thousand (33.0%) and Asia-Pacific €6,345 thousand (3.6%).

Technology

Our audio and video conferencing services are provided using equipment known as telecommunications bridges. Conferencing capacity is measured in ports, which can be networked in whole or in part to accommodate large calls. Currently, one port is needed for each conference participant, but with the arrival of new conferencing technologies, this one-to-one scheme could change in the future. At the end of 2002, 64.2% of our audio and video conferencing ports were located in North America, 32.6% in Europe, and 3.1% in the Asia Pacific/Rim region.

In order to ensure sufficient growth capacity, we employ structured planning methods to determine current and future capacity requirements. The automated bridges are currently run at a capacity of 4 000 minutes per port per month. We base our advance capacity planning on annual corporate volume forecasts, daily peak capacity monitoring and individual major client (both new and existing) usage forecasting plans. We have also implemented regional bridge redundancy plans, in order to ensure that there is always additional redundant capacity that can be brought into the bridge network when necessary. Additionally, we move toll free and toll number pairings between common bridges to assist in the optimization of existing capacity. By maintaining a close relationship with our bridge suppliers and carriers we have been able to encourage innovation in areas such as bridge port capacity and number routing.

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

Through consistent investment in new technologies, we aim to continue to minimize and mitigate the risk of service outages. Together with our suppliers, we employ a range of technologies to enhance the global infrastructure of the bridging and telecommunications networks. Such technologies include Sonet ring technology, dynamic transport routing tools, state of the art redundant servers and redundant bridges. We use the Operations Monitoring Environment Network (OMEN) software to monitor the various systems 24 hours a day, 7 days a week as it provides instantaneous alerts for individual system component failures. A strict regimen of routine daily, weekly and monthly maintenance procedures helps to ensure a minimum of service outages.

Through our global presence, we benefit from multiple carriers in each region, which, with the dynamic number routing tools, enables us to re-route traffic in the event of bridge/network failures. Our global deployment of our multiple technology centers also enhances the resilience of our infrastructure.

22/128

Back to Contents

We have also implemented a Network Operations Center that is designed to be proactive in the continued development, enhancement and implementation of preventative maintenance programs. The responsibility of our Network Operations Center includes the active review of server components and network appliances on a scheduled basis, while performing routine analysis and maintenance of these devices in order to detect potential problems before they become actual problems.

Research and Development

Our industry is currently experiencing a period of rapid technological change, driven in particular by the increase in Internet-based applications. We consider effective research and development essential to our success. In 2002, we spent €4.7 million, or 2.3% of our total revenues, on research and development. We consider that our ability to develop innovative applications such as Genesys Meeting Center and Genesys Event and Managed Services software have been instrumental to our growth and our ability to retain customers. Our research and development team, including management information systems development, included around 60 researchers at the end of December 2002. Our research and development team is managed by our Group President who oversees management information systems, including customer reporting and billing systems. We are currently focusing our research and development efforts on:

Genesys Events and Managed Services:

•	Call center automated bridge provisioning, one-call event reservation tools;

•	Simple event interface customization tools for non-technical users; and

•	Web registration tools to decrease operator assistance for participants joining events.

Genesys Meeting Center:

•
Total quality initiative to provide broader compatibility with a wide range of proxy servers, increased stability of the application, performance improvements to application sharing, and user interface modifications designed to provide simplified customization for every level of customer expertise;

•	Integration with Microsoft applications, including tighter link with Outlook Calendar scheduling, launch from Windows Messenger, instant meeting initialization from all Office applications;

•	New client technologies to eliminate reliance on Java, open up new performance and interface capabilities; and

•	Implementation of enhanced meeting security options, enabling security-conscious clients to more effectively enforce and monitor individual users.

Next-generation collaborative platform:

•	Enabling the ability to provide rapid feature development and deployment;

•	Centralization of production;

Online provisioning and account management tools:

•	Establish online provisioning through debit/credit card transactions for account subscriptions, pay-per-view;

•	Web front-office capabilities for large customers and third party service providers, to offload account creation and configuration; and

•	Enablement of individual users to edit account privileges and services, and for us to bill for services used on an individual account basis.

Alternative clients for online meetings:

•	Wireless clients enable users to manage resources and moderate or participate using connected personal digital assistants or mobile phones.

•
HTML clients for go-anywhere capabilities, meaning that the client can receive service using an ordinary Web browser and therefore does not need to install anything on his or her computer to run the service.

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

23/128

Back to Contents

We hold one U.S. patent, which we acquired through our acquisition of Astound, and which pertains to the synchronization of multi-media events on a computer. We currently have four patent applications pending, two in the U.S. and two in Europe. One patent application (filed in both Europe and the U.S.) relates to the synchronization of transmitted and received data, and the other patent application (filed in both Europe and the U.S.) relates to remotely modifying presentations in a multimedia conference. We require our key employees to execute a non-disclosure agreement for the protection of our confidential information.

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

Competition

The market for group communications services is rapidly evolving and competitive. In almost all of the countries in which we operate, major telecommunications operators dominate the group communications market. Additionally, large software companies are increasingly offering Internet-based services. Each of these companies has greater financial and operating resources than we do and many of them are owned by the governments of the countries in which they operate or, if privatized, have significant political and economic importance in their home countries. Despite their large share of the group communications services market, group communications services account for a small percentage of the revenues of most major telecommunications operators, and based on our experience marketing group communications services, we believe they frequently view the activity as non-strategic. We believe this provides an opportunity for specialists that focus entirely on group communications services.

We believe that the principal competitive factors affecting the market for our services are:

•	quality, reliability and security of service offerings;

•	innovation;

•	brand awareness;

•	responsivness and quality of customer service;

•	ease of use of services;

•	geographic scope;

•	compatibility with new and existing communication formats and everyday tools;

•	price.

Our failure to adequately address any of the above factors could harm our business.

Our Principal Competitors

We divide our principal competitors into three groups based on revenues.

•	Companies with conferencing revenues of approximately U.S. $200 million or more per annum: AT&T and MCI Conferencing, part of MCI;

•	Companies with conferencing revenues of over U.S. $100 million to U.S. $199 million per annum: Intercall, Global Crossing, Webex, Premiere; and

•	Companies with conferencing revenues of below U.S. $100 million per annum: ACT, Raindance, British Telecom, France Telecom, Deutsche Telekom and Sprint.

Although we compete with each of these groups of competitors, we believe that those companies with large conferencing capacity, a diverse geographic scope and a broad range of services, such as our company, are best positioned to successfully bid for large conferencing contracts.

24/128

Back to Contents

Regulation

In general, the telecommunications industry is subject to extensive regulation by national, state and local governments. Although there is little or no direct regulation of the core group communications offered by us in any of the countries in which we operate, various government agencies, including the U.S. Federal Communications Commission, or FCC, and the French Autorité de Regulation des Telecommunications, have jurisdiction over some of our current and potential suppliers of telecommunications services. Government regulation of those services has a direct effect on the cost of our communications services. We cannot assure you that the FCC, Autorité de Regulation des Telecommunications or any other governmental agencies will not seek to regulate us as a common carrier, or seek to regulate the prices, conditions or other aspects of the group communications services that we offer. Additionally, government regulations in countries other than the United States and France vary widely and may restrict our ability to offer our services in those countries. We believe that we are currently in material compliance with all applicable communications laws and regulations.

C.	Organizational Structure

The table below sets forth our significant subsidiaries and affiliates as of December 31, 2002.

Significant Subsidiary or Affiliate	Country of Incorporation	Ownership Interest

Genesys Conferencing, Inc	United States	100%

Genesys Conferencing Ltd	United Kingdom	100%

D.	Property, Plants and Equipment

Our development of local facilities serves the dual purposes of providing local language, local currency, and local time zone services to the areas served by each operations center, as well as backup and overflow capacity among other centers in the event all or part of a conference needs to be re-routed from an operations center that is at full capacity. Our administrative headquarters are located in Montpellier, France. At December 31, 2002, our principal operational facilities were the locations listed in the table below.

North America	Size (m2)	Europe	Size (m2)	Asia/Pacific	Size (m2)

Headquarters:		Headquarters:		Headquarters:
Denver, Colorado	4,117	Montpellier, France	3,750	Singapore	282

Call Centers:		Call Center		Call Center
Reston, Virginia	4,141	Croydon, England	1,693	Melbourne, Australia	400
Chanhassen, Minnesota	3,288

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

In February 2002, we announced plans to consolidate our North American and European call centers to provide higher levels of customer service and improve operating efficiencies. In March 2002, we announced the execution of the first phase of this consolidation, with the closure of our Bedford, Massachusetts call center on March 20, 2002. We next closed our Denver, Colorado call center in June, 2002. In October 2002 we closed our Montgomery, Alabama call center, and in December 2002 we finalized our U.S. call center consolidation with the closure of our Honolulu, Hawaii call center. All traffic generated through the closed sites has been successfully re-routed to our remaining North American call centers in Reston, Virginia and Chanhassen, Minnesota. In October 2002, we closed our Roedermark, Germany (near Frankfurt) call center. Traffic generated through that site has been re-routed to our Croydon, England call center.

Throughout 2002, we also undertook some internal restructuring of our business operations. In January 2002, we merged our former U.S. operating subsidiary Genesys Conferencing Inc., into Genesys Conferencing of Massachussets, Inc. (formerly Vialog). We then merged the combined company into a newly formed Delaware corporation, Genesys Conferencing Inc., in order to reincorporate our consolidated U.S. operations in Delaware. In June 2002, following the approval of our shareholders, we contributed all of the conferencing activities we conducted in France to our subsidiary, Genesys Conferencing France S.A., in order to become a holding company. The French restructuring was retroactive to January 2002.

25/128

Back to Contents

Item 5. Operating and Financial Review and Prospects

Overview

General

We were founded in Montpellier, France in 1986 to develop automated audio conferencing services. Since then, we have expanded through internal growth and acquisitions to become the world's leading specialist provider of interactive group communications services and applications, based on annual revenues. We have significantly expanded our global presence and the scope of our service offering over the last several years. We have evolved from a regional audio conferencing provider generating 94.9% of our revenues within Europe in 1998 to become a global company earning 68.6% of our revenues outside Europe in 2002. We have also diversified the scope of our products and services.

In 2001, we completed two major acquisitions. In March 2001, we acquired Astound Incorporated, a leading provider of Web conferencing and data collaboration software. In April 2001, we acquired Vialog Corporation, a leading independent provider of conferencing services in the United States. Our income statements for 2001 include the results of Astound for nine months and the results of Vialog for eight months. The results of both companies are included for the full year in 2002.

In 2002, we undertook a major consolidation of our operations, integrating the activities of Vialog and responding to the significant increase of automated services as a percentage of our activities. The shift to automated services has reduced our revenue growth, but should increase our gross margin percentage following the implementation of our consolidation process, as automated services are priced lower than operator-assisted services but carry higher gross margin percentages. The consolidation resulted in the closure of five call centers, including the closing of our Germany call center, and was the main driver in the reduction in the number of our employees from 1,530 as of December 31, 2001 to 1,119 as of December 31, 2002. We have also streamlined and reorganized our senior management as a result of our more simplified operational structure. We expect to realize the full benefits of the consolidation beginning in 2003.

In connection with our acquisition of Vialog, we incurred a significant amount of debt under a $125 million credit facility that we signed in April 2001. The credit facility requires us to comply with financial ratios on a quarterly basis and to make principal repayments on a semi-annual basis. On April 30, 2003, we signed an amendment to this agreement with our creditors to reschedule principal payments under our credit facility and to modify our financial ratio requirements. Some of the provisions of that amendment are subject to conditions, including obtaining approval from the holders of our 3% convertible bonds of a rescheduling of principal under their bonds, and the completion of a rights offering by August 31, 2003. See “–Liquidity and Capital Resources” below for more details.

Impact of Acquisitions

Our recent results of operations have been significantly affected by a number of acquisitions that we undertook in 2000 and 2001 to expand our global presence and service offering. Although we did not acquire any company in 2002, the effect of Vialog and Astound acquisitions are significant because our financial statements for 2002 include the results of Astound and Vialog for the full year, whereas our financial statements for 2001 include the results of Astound and Vialog for only nine months and eight months, respectively.

Among the most significant effects of our acquisitions have been:

•	Increased revenues. During the three year period ended December 31, 2002, our revenues grew from €92.4 million in 2000 to €200.7 million in 2002. Companies we acquired during 2001 accounted for €65.7 million in revenues, or approximately 76.0% of our total annual revenue growth, in 2001. An additional €3.8 million, or 4.4% of total annual revenue growth in 2001, was due to the impact of including a full year of revenues in 2001 from companies that were consolidated for less than the full year in 2000. Our 2002 revenue growth was significantly impacted by including a full year of revenue for companies that were acquired during 2001. Although we have integrated the revenues of the companies acquired in 2001 within the applicable reporting business segments, these companies generated €31.5 million of revenue in 2001 prior to date of acquisition, which was not included in our 2001 revenues.

•	Change in composition of revenue. Most of the companies that we have acquired, such as Vialog, historically generated a significant proportion of their revenues from operator-assisted services. These services entail higher labor costs than automated conferencing services. We position operator assisted services as a complement to our core automated service, and have been migrating existing customers of our acquired companies from operator assisted services to automated services.

•	Global presence. Our acquisitions have enabled us to expand our geographic coverage from 5 European countries at the beginning of 1998 to 19 countries in North America, Europe and the Asia Pacific region at the end of 2002. Our April 2001 acquisition of Vialog alone nearly tripled the size of our North American operations. One of the effects of our expansion into new markets has been to increase our exposure to exchange rate fluctuations, and in particular, the U.S. dollar. In 2002, the U.S. dollar declined significantly compared to the euro. The impact of exchange rate fluctuations is discussed in more detail below.

26/128

Back to Contents

•	Increased acquisition-related charges. We have recorded significant goodwill in connection with our acquisitions. Until the end of 2001, we amortized our goodwill. Beginning in 2002, in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, we stopped amortizing our goodwill and instead test goodwill at least annually for impairment. We have recorded significant charges for impairment of goodwill and other intangible assets in 2001 and 2002, as discussed further below. We have also recorded significant restructuring expenses resulting from the integration of Vialog's operations with ours and the related reduction of workforce and consolidation of call centers.

•	Increased Indebtedness and Financial Expenses. We incurred significant amounts of debt in connection with our acquisition of Vialog under a $125 million credit facility that we signed in April 2001, which has been amended on several occasions. Our increased debt has resulted in a significant increase in our financial expenses. In addition, we have had to negotiate with our lenders waivers of and amendments to certain terms of that credit facility, including financial ratio covenants and our principal repayment schedule in order to maintain compliance with the credit facility and to give us the financial flexibility to develop our business. See “Liquidity and Capital Resources” below for more detail.

Segments

We have four reportable business segments, including three geographic segments (North America, Europe and Asia Pacific) that cover our services other than video conferencing, as well as a global video segment that we segregated from our other services beginning in 2002 (we have restated our segment information for prior years to reflect the separation of our global video segment). We make key decisions and evaluate operating performance on the basis of these segments. Our results of operations, broken down among our segments, are set forth in Note 18 to our consolidated financial statements included in this annual report.

Key Factors Affecting Results of Operations

Revenues

We generate our revenues primarily from fees charged to our customers for conferencing and related services. In our geographic segments, we earn services revenues from our Genesys Meeting Center and Genesys Events and Managed Services platforms, while in our global video segment we earn revenues from video conferencing services. The key drivers of our revenues in each of these areas are described below:

•	Genesys Meeting Center. This is our platform for automated services, providing fully integrated audio, video and web conferencing accessible on demand through the web and over the phone. We bill services associated with our Genesys Meeting Center platform on a per-user, per-minute basis and, in the case of the Web conferencing service available in Genesys Meeting Center, primarily on a monthly subscription basis, under which subscribing customers pay a monthly fee for a certain number of concurrent users in a virtual conference room. We launched Genesys Meeting Center in October 2001. For comparability with 2002, we have grouped the revenues and related costs for prior years of our fully automated audio conferencing service, TeleMeeting, and our fully automated Web conferencing service, Powershare, and the related web browser, Multi Conference Manager, under our Genesys Meeting Center platform.
•	Genesys Events & Managed Services. This platform provides for our managed event services, which consists of a fully operator managed audio conference service and our web-based audio and video streaming applications. In connection with our events and managed services platform, we bill our attended audio conferencing services on a per-line, per-minute basis, and we charge for Web streaming services on a per event basis that takes into account the size and complexity of the services requested. We launched Genesys Events & Managed Services in May 2002. For comparability with 2002, we have grouped the revenues and related costs for prior years of our fully operated-assisted audio conference service, TeleEvent, and our Web-based audio and video streaming applications, EventStream and PowerStream, under our Genesys Events & Managed Services Platform.
•	Video conferencing. Video conferencing is similar to audio conferencing except that generally one or more participants are viewing the video broadcast from select video-point locations. We bill our video conferencing services on a per-line, per-minute basis.

In addition to our services, we also earn other revenues from the sale of audio and video conferencing equipment, which we record under “Products.” We offer conferencing equipment for sale to promote the use of our services and as an added benefit to those customers that seek to purchase both their conferencing equipment and their conferencing services from a single supplier.

We generally recognize revenue upon completion of conferencing services or at the time of shipment of equipment, unless we have future obligations for installation or have to obtain customer acceptance, in which case we defer revenue recognition until these obligations are met. We include amounts billed in excess of revenue recognized as deferred revenue in our consolidated balance sheet.

Cost of Revenue and Gross Profit

Our cost of revenue consists of long distance telephone and network costs, operator and technical support wages and benefits, office expenses for operations staff, depreciation and maintenance on our teleconferencing bridges and telecommunications equipment and equipment product costs.

27/128

Back to Contents

Of these costs, operator and technical support wages and benefits is the largest cost in delivering our managed event services and video conferencing services. For our automated services provided under Genesys Meeting Center, long distance telephone and network costs is the largest costs category. Our automated services carry higher gross margin percentages than our attended services and, as a result we expect our gross margin percentage to increase if the percentage of total revenue from automated services continues to increase. We also expect that the costs savings from the consolidation of our North American call centers will have a positive impact on our gross margin percentage beginning in 2003.

Operating income

Our operating income depends on our revenue, our cost of revenue, and the level of our other operating expenses, which include the following:

•	Research and development costs, which consist primarily of salaries and benefits for research and development personnel, depreciation of research and development equipment and related expenses;

•	Selling and marketing expenses, which consist primarily of the costs of advertising and marketing materials and salaries and benefits paid to sales personnel;

•	General and administrative expenses, which consist primarily of personnel costs and costs for general corporate functions, including finance, accounting, facilities and administration and human resources, and fees for professional services such as consulting, legal and accounting services. Expenses relating to software and information system network maintenance and development are classified as general and administrative expenses rather than research and development expenses. In 2001 and 2002, some costs relating to development of an integrated reservation and billing system were capitalized.

In 2002, we also had a restructuring charge relating to our call center consolidation, which is shown as a separate component of our operating expenses. In addition, impairment of goodwill and other intangible assets, and amortization of intangible assets (and goodwill, prior to 2002) are recorded as operating expenses.

Seasonality of Business

Our volume of business is primarily driven by the usage of our services during regular business days. However, our volume level is impacted by seasonality mainly from decreased use of conferencing services by businesses during significant vacation periods, particularly in the months of July, August and December. However, in spite of this seasonality, our volume of conferencing minutes sold increased in each quarter of 2002 on both a comparative and quarterly sequential basis.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

We use EBITDA as an important measure of the performance of our business. We believe that EBITDA is a meaningful measure of performance, because it presents our results of operations without the potentially volatile impact (which can be substantial) of goodwill impairment and the impact of depreciation and amortization. We define EBITDA as earnings (loss) before interest, income taxes, depreciation, amortization charges and impairment of goodwill and other intangibles. Our depreciation charges are divided among the line items of cost of revenue, research and development, selling and marketing and general and administrative expenses, based on the use of the assets being depreciated. EBITDA is not a measurement of operating performance calculated in accordance with accounting principles generally accepted in the United States, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other statement of operations or cash flow statement data prepared in accordance with generally accepted accounting principles, or GAAP. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained in this annual report may not be comparable to similarly named measures of other companies.

We also measure EBITDA excluding the impact of certain non-recurring charges. These are charges that we incur as a result of unusual events that are not likely to be repeated, such as our call center consolidation or the termination of a contract. We believe it is useful to measure EBITDA excluding non-recurring charges because it permits us to measure the relative performance of the recurring aspects of our business from year to year.

We believe that the most directly comparable GAAP measure to EBITDA is operating income (loss). The following table reconciles EBITDA to operating loss for the periods indicated.

28/128

Back to Contents

	2000	2001	2002
	(in thousands of euros)

Operating loss	(2,962)	(91,266)	(109,814)
Depreciation	7,474	15,862	15,728
Amortization of goodwill and intangibles	7,015	30,768	13,888
Impairment of goodwill and intangibles	—	61,269	93,613

EBITDA	11,527	16,633	13,415

Non-recurring charges	202	294	13,337

EBITDA before non-recurring charges	11,729	16,927	26,752

EBITDA included non-recurring charges of €13.3 million in 2002, as follows: €4.3 million in restructuring charges for call center consolidation in North America and Germany, €3.2 million for the early termination of a Rich Media contract, €1.6 million of duplicate costs and retention bonuses associated with the consolidation of call centers in North America, €1.2 million for severance of General and Administrative staff, €1.2 million for early fulfillment of a U.S. long distance contract, €0.9 million for streamlining the senior management, €0.9 million for separation costs of selling and marketing staff. EBITDA included non-recurring charges of €0.3 million in 2001. Before non-recurring charges, EBITDA increased, from €16.9 in 2001 to €26.7 million in 2002. There were no non-recurring charges recorded in 2000.

Year ended December 31, 2002 compared with year ended December 31, 2001

Impact of Call Center Consolidation

In 2002, our results of operations were significantly affected by the closure of five call centers, four in the United States and one in Germany. We consolidated our call center operations in North America from six call centers to two, by closing call centers in Bedford, Massachusetts (March), Denver, Colorado (June), Montgomery, Alabama (October) and Honolulu, Hawaii (December). In addition, we closed a call center in Roedermark, Germany in October 2002. We recorded an accrual of €7.7 million for restructuring costs relating to the U.S. closures and €0.6 million relating to the German closure, primarily for unusable future facility lease commitments, the write-off of certain leasehold improvements and equipment, employee severance as well as other miscellaneous costs. Of the €7.7 million accrued restructuring costs relating to the U.S. closures, €3.8 million was recorded as a restructuring charge, which is shown as a separate line item in our consolidated statements of operations. The remaining €3.9 million of the accrual was recorded as an increase to goodwill as prescribed by U.S. GAAP, because it related to two of the call centers obtained with the Vialog acquisition and their closing was a result of the excess capacity we had as a result of the acquisition. The accrual for closing the Roedermark, Germany call center was recorded as a restructuring charge. For a detailed discussion of our restructuring costs associated with the call center closures, see Note 13 to our consolidated financial statements included in this annual report.

Revenue

Total revenues increased from €179.0 million in 2001 to €200.7 million in 2002, an increase of 12.1%. Our revenues were significantly impacted by the inclusion of a full year of revenues from Vialog and to a lesser extent, Astound, and by exchange rates. Although we have integrated the revenues for the companies acquired during 2001 into the respective operating segments, these companies generated €31.5 million of revenues in 2001 prior to the date of acquisition. On the other hand, our revenues were adversely affected by a decline of 5.3% in the annual average translation rate of the U.S. dollar expressed in euros in 2002. As a result of this decline, our revenues in North America were €6.5 million lower than they would have been if the 2001 average translation rates had remained unchanged in 2002.

Operationally, we realized significant volume increases, as call volume minutes increased from 727 million in 2001 (or 868 million in 2001 when combined with Vialog's minutes for the first four months of 2001), to 1,162 million in 2002. The revenue impact of the volume increase was offset by reduced prices due to competitive pressures and favorable prices provided on large contracts, and the migration of our customers from assisted services to lower-priced, automated services.

29/128

Back to Contents

We experienced significant volume increases in each of our operating segments. Additionally, in North America, we reported a significant increase in revenues, due principally to the full year consolidation of Vialog and, to a lesser extent, Astound, partially offset by the unfavorable impact of the U.S. dollar exchange rate. European revenues grew by 8.3%, led by a €2.0 million increase in revenues from the development of our Scandinavian business. Video revenues declined due to the decline of the U.S. dollar exchange rate and the launch of automated, lower-priced video service.

The following table breaks down our revenues by segments for each of 2001 and 2002 in euros and expressed as a percentage of total revenues:

	Year ended December 31,

	2001		2002
	in thousands of €	% of revenues	in thousands of €	% of revenues

North America	108,035	60.4%	126,977	63.3%
Europe	53,762	30.0%	58,233	29.0%
Asia-Pacific	6,210	3.5%	6,480	3.2%
Global Video	10,944	6.1%	8,973	4.5%

Total revenues	178,951	100.0%	200,663	100.0%

Among our services, we experienced a significant shift from our assisted events and managed services to our automated Genesys Meeting Center services. The following table sets forth our revenues for 2001 and 2002 by category and expressed as a percentage of total revenues.

	Year ended December 31,

	2001		2002

	in thousands of €	% of revenues	in thousands of €	% of revenues

Genesys Meeting Center(1)	72,656	40.5%	109,857	54.7%
Genesys Events and Managed Services(1)	93,520	52.3%	80,238	40.0%
Video conferencing	10,944	6.1%	8,973	4.5%
Products	1,831	1.1%	1,595	0.8%

Total revenues	178,951	100.0%	200,663	100.0%

(1) For periods prior to October 2001 and January 2002, revenues set forth under the headings “Genesys Meeting Center” and “Genesys Events and Managed Services”, respectively, relate to predecessor services. See “Overview — Key Factors Affecting Results of Operations — Revenues” above.

Revenues from our automated Genesys Meeting Center platform (or its predecessor) increased by 51.2%, from €72.7 million during 2001 to €109.9 million during 2002. Call volume minutes more than doubled, from 393 million in 2001 (or 441 million in 2001 when combined with Vialog’s minutes for the first four months of 2001), to 831 million in 2002. Expressed in value and volume, this increase was mainly attributable to the continuous migration of our customers from assisted services to automated services in 2002, particularly in North America where the attended services portion in total revenues was high in 2001(as most of Vialog’s customers used that service before we acquired Vialog).

Conversely, revenues from our Genesys Events & Managed Services platform (or its predecessor) decreased by 14.2%, from €93.5 million during 2001 to €80.2 million during 2002, primarily due to the migration of customers to automated services, as mentioned above. Call volume minutes also decreased by 1.2%, from 330 million in 2001 (or 422 million in 2001 when combined with Vialog’s minutes for the first four months of 2001), to 326 million in 2002.

Video conferencing revenues decreased by 18.3%, from €10.9 million during 2001 to €9.0 million during 2002. The reasons for this decrease are described above, as this service represents our Global Video segment. Call volume minutes increased, from 4 million in 2001 to 5 million in 2002.

Gross Profit

Our gross profit increased by 10.1%, from €102.8 million in 2001 to €113.2 million in 2002. This increase of €10.4 million primarily resulted from a full year of gross profit from Vialog, partially offset by the negative impact of the U.S. dollar exchange rate, which reduced gross profit by approximately €3.4 million. In addition, gross profit was adversely impacted by the reduction in the unit price of minutes sold, discussed above, as well as two categories of non-recurring costs, which were a €1.2 million charge relating to the early fulfillment of our obligations under a U.S. long distance supplier contract, and a € 1.6 million charge for duplicate personnel costs related to the North American call center consolidation in 2002, which are not permitted to be included in the separate restructuring charge line on the Income Statement under U.S. GAAP.

As a percentage of revenues, gross profit decreased from 57.4% in 2001 (or 56.8% in 2001 when combined with Vialog for the first four months of 2001) to 56.4% in 2002. The non-recurring items cited above had an impact of 1.0% of revenues. The cost reduction from the consolidation of call centers performed in 2002 is expected to increase the gross margin, starting in 2003.

30/128

Back to Contents

The following table sets forth our gross profit by segment for 2001 and 2002, both as an absolute amount and as a percentage of segment revenues.

	Year ended December 31,

	2001		2002

	in thousands of €	% of segment revenues	in thousands of €	% of segment revenues

North America	58,134	53.8%	63,823	50.3%
Europe	39,556	73.6%	43,562	74.8%
Asia-Pacific	3,138	50.5%	3,636	56.1%
Global Video	1,947	17.8%	2,199	24.5%

Total gross profit	102,775	57.4%	113,220	56.4%

Our gross margin in 2002 was impacted by the increase in the proportion of our revenues earned in North America, as our gross margin is significantly higher in Europe than in North America. We expect the savings from the consolidation of call centers completed in 2002 to have a favorable impact on our gross margin, starting in 2003. Excluding the non-recurring costs described above, the gross margin for North America decreased from 53.8% in 2001 to 52.5% in 2002. In Europe, our gross margin increased, principally as a result of a shift from attended to automated services in the United Kingdom.

Operating Loss and operating expenses

Our operating loss increased from €91.3 million in 2001 to €109.8 million in 2002. This increase was primarily a result of the increased impairment charge partly offset by the elimination of goodwill amortization as a result of the application of Statement of Financial Accounting Standards No 142, as discussed above. Excluding the impact of amortization and impairment of goodwill and other intangibles, our operating income would have been €0.8 million in 2001, and we would have recorded an operating loss of €2.3 million in 2002. The principal reason for this operating loss was the impact of the restructuring charge of €4.3 million relating to our call center closings. The following table breaks down our operating costs and expenses that are not included in cost of revenue for 2001 and 2002 by major category.

	Year ended December 31,

	2001		2002

	in thousands of €	% of revenues	in thousands of €	% of revenues

Research and development	5,366	3.0%	4,734	2.4%
Selling and marketing	42,718	23.9%	49,976	24.9%
General and administrative	53,920	30.1%	56,487	28.2%
Restructuring charge	—	—	4,336	2.1%
Impairment of goodwill and other intangibles	61,269	34.2%	93,613	46.7%
Amortization of goodwill and other intangibles	30,768	17.2%	13,888	6.9%

Total operating expenses	194,041	108.4%	223,034	111.2%

Research and Development

Our research and development expenses decreased, from €5.4 million in 2001 to €4.7 million in 2002. They also decreased as a percentage of our total revenues from 3.0% in 2001 to 2.4% in 2002. Our major development activities have been the development and enhancement of our Genesys Meeting Center platform and, to a lesser extent, our Genesys Event and Managed Services platform.

Selling and Marketing

Our selling and marketing expenses increased, from €42.7 million in 2001 to €50.0 million in 2002, and increased by 1% as a percentage of our total revenues from 23.9% in 2001 to 24.9% in 2002. Selling and marketing expenses of Vialog and Astound before our acquisition amounted to €6.1 million in 2001. The remaining amount of increase mainly related to the expansion of our global marketing team. Our selling and marketing efforts are focused on further penetrating the market and increasing global brand awareness. Additionally, selling and marketing expenses included € 0.9 million of employee separation costs in 2002.

31/128

Back to Contents

General and Administrative

Our general and administrative expenses increased, from €53.9 million in 2001 to €56.5 million in 2002. General and administrative expenses of Vialog and Astound before our acquisition amounted to €6.9 million in 2001. Additionally, general and administrative expenses included €4.0 million of non-recurring items in 2002, including €2.5 million related to the termination of a rich media contract, €0.9 million for the senior management realignment and streamlining decided in December 2002 and €0.6 million of separation costs, partly relating to our North America restructuring. In 2001, general and administrative expenses included €0.3 million of non-recurring items. Excluding these non-recurring items, our general and administrative expenses would have decreased, from €53.6 million in 2001 to €52.5 million in 2002. This decrease is due to cost reduction efforts implemented throughout 2002 and the favorable impact of currency exchange rate movements, as the dollar depreciated against the euro. Our general and administrative expenses decreased as a percentage of total revenues from 30.1% in 2001 to 28.2% in 2002.

Impairment of Goodwill and Other Intangibles

Impairment of goodwill and other intangibles increased from €61.3 million in 2001 to €93.6 million in 2002. These impairment charges resulted from our review, done with the assistance of an independent valuation consulting company, of the carrying value of our goodwill and certain identifiable intangible assets that were recorded in connection with our various acquisitions. In 2001, the impairment charge was mainly associated with the 2001 acquisition of Astound (€32.8 million) and our 1999 and 2000 acquisitions relating to video-conferencing (€20.6 million). In 2002, the impairment charge was mainly related to our North America operating segment (€93.3 million). For additional information regarding this impairment charge, see Note 3 to our consolidated financial statements included in this annual report.

Amortization of Goodwill and Other Intangibles

Amortization of goodwill and other intangibles decreased from €30.8 million in 2001 to €13.9 million in 2002. The decrease of amortization charges by €16.9 million in 2002 is mainly the combined result of the impairment recorded in December 31, 2001 and October 1, 2002, and the adoption of Statement of Financial Accounting Standards No 142, which prohibits the amortization of goodwill and indefinite-lived intangible assets.

Operating loss by segment

The following table breaks down our operating loss by segment for each of 2001 and 2002.

	2001	2002

	(in thousands of euros)

North America	(62,611)	(103,520)
Europe	(7,986)	15,904
Asia-Pacific	(618)	(232)
Global Video	(24)	(1,131)
Corporate(1)	(20,027)	(20,835)
Total operating loss	(91,266)	(109,814)

(1)	Corporate includes primarily non-operating charges and expenses and research and development expenses.

In Europe, the favorable change of €23.9 million is mainly the result of an impairment charge of €19.4 in 2001, compared to no impairment charge in 2002.

EBITDA

Our EBITDA decreased from €16.6 million, or 9.3% of revenue in 2001, to €13.4 million, or 6.7% of revenue in 2002. EBITDA in 2002 included non-recurring charges of €13.3 million in 2002, as follows: €4.3 million restructuring charge for call center consolidation in North America and Germany, €3.2 million for the termination of a Rich Media contract, €1.6 million of duplicate costs and retention bonus associated with the consolidation of call centers in North America, €1.2 million for severance of General and Administrative staff, partly associated with the North America consolidation, €1.2 million for the early fulfillment of our obligations under a U.S. long distance contract, €0.9 million for streamlining the senior management and €0.9 million for separation costs of selling and marketing staff. EBITDA included non-recurring charges of €0.3 million in 2001. Excluding the impact of non-recurring charges, our EBITDA increased from €16.6 million, or 9.3% of revenue, in 2001, to €26.7 million, or 13.3% of revenue, in 2002.

32/128

Back to Contents

For a reconciliation of EBITDA to operating loss, see “Overview – EBITDA” above.

The following table sets forth our EBITDA, including non-recurring charges, by segment for 2001 and 2002, both as an absolute amount and as a percentage of segment revenues.

	Year ended December 31,

	2001		2002

	in thousands of €	% of segment revenues	in thousands of €	% of segment revenues

North America	12,532	11.6%	12,808	10.1%
Europe	21,116	39.3%	21,601	37.1%
Asia-Pacific	472	7.6%	663	10.2%
Global Video	1,474	13.5%	10	0.1%
Corporate	(18,961)	n.s.	(21,667)	n.s.

Total	16,633	9.3%	13,415	6.7%

The decline in our EBITDA margin in North America in 2002 was due largely to the same factors that caused our gross margin in this segment to decline and the restructuring charge of €3.8 million, as described above. In Europe, we recorded a reduction in EBITDA margin in 2002 despite an increase in gross margin, principally as a result of non-recurring charges associated with the termination of a Rich Media contract for €1.1 million (the additional €2.1million of the €3.2 million total charge was reported in our corporate segment) and the closure of our German call center for €0.6 million. Our EBITDA margin declined substantially in our Global Video segment due to the lower reported revenues and similar level of operating expenses, despite the fact that our gross margin in this segment improved slightly.

Financial Income (Expense)

Net financial expenses increased from €6.7 million in 2001 to €9.0 million in 2002, principally as a result of the impact of including a full year of the interest expenses on our U.S. $125 million credit facility that we signed in April 2001 in connection with the Vialog acquisition, as opposed to eight months of interest expense on this credit facility in 2001. Additionally, the foreign exchange gain decreased from €1.5 million in 2001 to €1.3 million in 2002.

Income Tax Expense

We recorded income tax expense of €0.5 million in 2001 and an income tax credit of €5.0 million in 2002. The net change of €5.5 million mainly consists of an €8.5 million deferred tax credit relating to the amortization of identifiable intangible assets in connection with the acquisition of identifiable intangible assets from Astound and Vialog in 2001. This effect was partly offset by €4.8 million expenses recorded in 2001 for acquisition costs of companies classified in goodwill and identifiable intangible assets. The remaining change is mainly explained by current tax in the countries where we pay income tax, particularly in the United Kingdom and, to a lesser extent, Sweden.

Net Loss

For the foregoing reasons, we recorded a net loss of €113.8 million in 2002 compared to a net loss of €98.5 million in 2001. Excluding the charges for impairment and amortization of goodwill and other intangible assets, our net loss would amount to €6.3 million in 2002, compared to €6.5 million in 2001.

33/128

Back to Contents

Year ended December 31, 2001 compared with year ended December 31, 2000

Revenue

Total revenues increased from €92.4 million in 2000 to €179.0 million in 2001, an increase of 93.6%. Of the €86.5 million increase, €65.7 million, or 76.0% of the increase, was principally attributable to our April 2001 acquisition of Vialog and, to a lesser extent, our March 2001 acquisition of Astound. Approximately €1.3 million, or 1.5% of the increase in revenues from 2000 to 2001 was due to the impact of currency exchange rate movement, as the euro depreciated against the dollar and other non-euro currencies in which we do business. Approximately €3.8 million, or 4.4% of the increase in revenues from 2000 to 2001 was due to the impact of including a full year of revenues from Genesys Open Media, Telechoice and Eureka, three companies that we acquired in 2000, as opposed to including only six, three and three months, respectively, in 2000. The remaining €15.7 million increase in 2001 was driven by organic revenue growth in the United States and Europe, particularly in the United Kingdom, France and Sweden. This organic growth was mainly attributable to our automated audio-conferencing services.

Operationally, call volume minutes also significantly increased, more than doubling from 305 million in 2000 to 727 million in 2001, or 868 million in 2001 when combined with Vialog's minutes for the first four months of 2001.We experienced significant volume increases in each of our operating segments, particularly in North America following our acquisitions.

In North America, we reported a significant increase in revenues, due principally to our acquisitions. European revenues grew by 50.3%, mainly associated with the impact of including a full year of revenues from Genesys Open Media, Telechoice and Eureka in 2001, as opposed to including only six, three and three months, respectively, in 2000. Video revenues declined due to the loss of maintenance contracts for video equipment that were included as part of our acquisition of Cable & Wireless’ European video conferencing activities in 2000, as well as the migration of customers from video services to our new innovative data and Web streaming services.

The following table breaks down our revenues by segments for each of 2000 and 2001 in euros and expressed as a percentage of total revenues:

	Year ended December 31,

	2000		2001

	in thousands of €	% of revenues	in thousands of €	% of revenues
North America	40,357	43.7%	108,035	60.1%
Europe	35,781	38.7%	53,762	30.3%
Asia-Pacific	4,044	4.4%	6,210	3.5%
Video	12,237	13.2%	10,944	6.1%

Total revenues	92,419	100.0%	178,951	100.0%

Among our services, we experienced a significant increase of our automated Genesys Meeting Center services. The following table sets forth our revenues for 2000 and 2001 by category and expressed as a percentage of total revenues.

	Year ended December 31,

	2000		2001

	in thousands of €	% of revenues	in thousands of €	% of revenues
Genesys Meeting Center	27,950	30.2%	72,655	40.5%
Genesys Events and Managed services	49,148	53.2%	93,520	52.3%
Video conferencing	12,238	13.2%	10,944	6.1%
Products	3,083	3.3%	1,831	1.1%

Total revenues	92,419	100.0%	178,951	100.0%

Revenues set forth under the headings “Genesys Meeting Center” and “Genesys Events and Managed Services” relate to predecessor services. See “Overview – Key Factors Affecting Results of Operations – Revenues” above.

34/128

Back to Contents

Revenues from the predecessor services to our automated Genesys Meeting Center platform increased by 159.6%, from €28.0 million during 2000 to €72.7 million during 2001. Of the €44.7 million increase, €20.6 million, or 46.1% of the increase, was attributable to our April 2001 acquisition of Vialog and €4.5 million, or 10.1% of the increase, was attributable to our March 2001 acquisition of Astound. The remaining increase is due to the internal growth, mainly associated with the migration of our customers from assisted services to unattended, automated services.

Revenues from the predecessor services to our Genesys Events & Managed Services platform increased by 90.4%, from €49.1 million during 2000 to €93.5 million during 2001. Of the €44.4 million increase, €41.0 million, or 92.3% of the increase, was attributable to our April 2001 acquisition of Vialog. The remaining increase is primarily attributable to the full year consolidation of Genesys Open Media, a web streaming and managed events services company, in 2001, compared to only six months in 2000.

Video conferencing revenues decreased by 10.6%, from €12.2 million during 2000 to €10.9 million during 2001. The reasons for this decrease are described above, as this service represents our Global Video segment.

Gross Profit

Our gross profit increased from €51.7 million in 2000 to €102.8 million in 2001. This increase is principally attributable to our April 2001 acquisition of Vialog. As a percentage of revenues, gross profit increased from 55.9% in 2000 to 57.4% in 2001. The improvement in our gross margin resulted from the continued shift toward automated services of customers of companies that we acquired in 1999 and 2000, particularly in North America. Automated services carry higher gross margins than attended services.

The following table sets forth our gross profit by segment for 2000 and 2001, both as an absolute amount and as a percentage of segment revenues.

	Year ended December 31,

	2000		2001

	in thousands of €	% of segment revenues	in thousands of €	% of segment revenues
North America	19,904	49.3%	58,134	53.8%
Europe	26,217	73.3%	39,556	73.6%
Asia-Pacific	1,993	49.3%	3,138	50.5%
Global Video	3,584	29.3%	1,947	17.8%

Total gross profit	51,698	55.9%	102,775	57.4%

The gross profit in North America increased in 2001, primarily due to our acquisition of Vialog in April 2001. The gross profit in Europe increased in 2001, mainly due to to the impact of including a full year of revenues from Genesys Open Media, Telechoice and Eureka in 2001, as opposed to including only six, three and three months, respectively, in 2000 and organic growth. The gross margin in North America increased in 2001 primarily due to the fact that customers of companies that we acquired in 1999 and 2000 shifted from attended services to automated services in 2001.

Operating Loss and operating expenses

Our operating loss increased from €3.0 million in 2000 to €91.3 million in 2001. Excluding impairment of goodwill and other intangibles, our operating loss was €30.0 million in 2001. This increase was primarily a result of the increased amortization costs associated with our 2001 acquisitions and the growth in our sales and marketing function. The following table breaks down our operating costs and expenses that are not included in cost of revenue for 2000 and 2001 by major category.

	Year ended December 31,

	2000		2001

	in thousands of €	% of revenues	in thousands of €	% of revenues
Research and development	2,613	2.8%	5,366	3.0%
Selling and marketing	17,867	19.3%	42,718	23.9%
General and administrative	27,165	29.4%	53,920	30.1%
Impairment of goodwill and other intangibles	—	—	61,269	34.2%
Amortization of goodwill and other intangibles	7,015	7.6%	30,768	17.2%

Total operating expenses	54,660	59.1%	194,041	108.4%

Research and Development

Our research and development expenses more than doubled from €2.6 million in 2000 to €5.4 million in 2001, although they remained essentially steady as a percentage of our sales. The increase in research and development expenses resulted primarily from the expansion of our workforce in connection with our development efforts in Web streaming (Genesys Open Media, acquired in July 2000) and data collaboration (Astound, acquired in 2001), as well as the development of the Genesys Meeting Center, which we launched in the second half of 2001.

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

35/128

Back to Contents

Approximately €2.2 million, or 7.9% of the increase from 2000 to 2001 was due to inclusion of a full year of expenses of each of Genesys Open Media, Telechoice and Eureka in 2001, compared to only six, three and three months, respectively, in 2000. The remaining increase is mainly attributable to integration expenses in connection with the Vialog and Astound acquisitions, as well as increased expenses due to the growth of our company (such as increased professional fees and investor relations following our listing in April 2001 on the Nasdaq Stock Market).

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

Amortization of Goodwill and Other Intangibles

Amortization of goodwill and other intangibles more than quadrupled from €7.0 million in 2000 to €30.8 million in 2001. Virtually all of the €23.8 million increase is attributable to increased amortization expense in connection with our acquisitions of Astound (€10.3 million) and Vialog €10.9 million) in 2001. The remaining increase primarily reflects the inclusion of a full year of amortization expenses for Genesys Open Media, Telechoice and Eureka in 2001, compared to only six, three and three months, respectively, during 2000.

Operating loss by segment

The following table breaks down our operating loss by segment for each of 2000 and 2001.

	2000	2001

	(in thousands of euros)
North America	1,925	(62,611)
Europe	4,703	(7,986)
Asia-Pacific	43	(618)
Global Video	3,584	(24)
Corporate(1)	(13,217)	(20,027)
Total operating loss	(2,962)	(91,266)

(1)	Corporate includes primarily non-operating charges and expenses and research and development expenses.

EBITDA Margin

Our EBITDA, excluding the impairment loss on goodwill and identifiable intangible assets increased from €11.7 million in 2000 to €16.6 million in 2001. Excluding the non-recurring charge of €0.3 million, our EBITDA amounted to €16.9 in 2001. Our EBITDA margin decreased from 12.7% in 2000 to 9.3% in 2001. The decrease in EBITDA margin primarily reflects the increased level of selling and marketing expenses, general and administrative expenses and research and development expenses described above. These negative effects were partially offset by the improvement in our gross margins. For a reconciliation of EBITDA to operating loss, see “Overview – EBITDA” above.

The following table sets forth our EBITDA, including non-recurring charges, by segment for 2000 and 2001, both as an absolute amount and as a percentage of segment revenues.

	Year ended December 31,

	2000		2001

	in thousands of €	% of segment revenues	in thousands of €	% of segment revenues
North America	5,786	14.3%	12,532	11.6%
Europe	13,991	39.1%	21,116	39.3%
Asia-Pacific	343	8.5%	472	7.6%
Global Video	4,493	36.7%	1,474	13.5%
Corporate	(12,884)	n.s.	(18,961)	n.s.

Total	11,729	12.7%	16,633	9.3%

The decline in our EBITDA margin in North America in 2001 is associated with the acquisition of Vialog during the transition period before consolidation of business. Our EBITDA margin declined substantially in our Global Video segment, for the same reason than the decrease of our gross margin in this segment.

Financial Income (Expense)

We incurred net financial expenses of €6.7 million in 2001, after generating net financial income of €0.7 million in 2000. The change primarily reflects a significant increase in interest expenses due to a significant increase in our long-term debt following the Vialog acquisition. As part of the acquisition of Vialog, in April 2001, we entered into a U.S. $125 million credit facility that replaced our previous U.S. $35 million multi-currency term loan and Vialog’s existing long term debt (U.S. $75 million senior notes).

Income Tax Expense

We recorded income tax expense of €0.5 million in 2001, compared to €3.6 million in 2000. The net decrease of €3.1 million mainly consists of €7.6 million in deferred tax income relating to amortization of identifiable intangible assets in connection with the acquisition of identifiable intangible assets from Astound and Vialog in 2001. This decrease was partially offset by a €1.5 million increase for current tax reflecting higher earnings in the countries where we pay income tax, particularly in the United Kingdom and, to a lesser extent, Sweden, and a €3.6 million increase for tax on acquisition costs of companies classified in goodwill and identifiable intangible assets.

Net Loss

For the foregoing reasons, we recorded a net loss of €98.5 million in 2001 compared to a net loss of €6.0 million in 2000. Excluding the charge for impairment of goodwill and other intangible assets, our net loss amounted to €37.3 million in 2001.

36/128

Back to Contents

Liquidity and Capital Resources

General

Our liquidity requirements are driven primarily by our working capital requirements, capital expenditures on telecommunications and bridging equipment, servers, computers and software, our debt service requirements and, until 2001, our acquisitions. To date, we have funded our liquidity requirements through a combination of equity offerings, borrowings (including bank financings and convertible debt issuances), and operating cash flow.

At December 31, 2002, our principal sources of liquidity included €10.0 million in cash and cash equivalents and a total of €5.1 million of short-term credit facilities (of which €3.4 million was used as of December 31, 2002). However, the terms of our U.S. $125 million credit facility may limit our ability to borrow under our short-term credit facilities.

In connection with the acquisition of Vialog in April 2001, we and Vialog entered into a U.S. $125 million credit facility which was used to refinance the existing debt of our company and Vialog and for working capital purposes. This facility, which is described in more detail below, was amended on April 30, 2003 to extend the repayment schedule. Part of the extension is subject to conditions that are described below. We believe that our capital resources are sufficient to meet our current working capital needs.

Cash Flows

Cash and cash equivalents decreased from €17.5 million at the end of December 2001 to €10.0 million at the end of December 2002.

We generated cash of €7.2 million in operating activities in 2002. This cash was mainly provided from a decrease in accounts receivable of €3.5 million and in prepaid expenses of €3.6 million, and an increase in other liabilities of €3.8 million, which were partially offset by a decrease in accounts payable of €5.6 million. The decrease in accounts receivable was the result of enhanced billing and collection processes, which lead to a reduction in day sales outstanding as of December 31, 2002 compared to December 31, 2001 and to the lower reported revenues in the fourth quarter of 2002 compared to the fourth quarter of 2001.

We used cash of €10.1 million in investing activities, primarily in connection with the acquisition of Astound (€4.3 million for an additional acquisition price payment in early 2002) and capital expenditures of €6.8 million for telecommunications and bridging equipment, servers, computers, software (including €2.6 million relating to the capitalized development of an integrated reservation and billing system). Our practice is generally to purchase additional bridging and streaming capacity when average daily usage reaches approximately 70% of available capacity. Our capital expenditures as a percentage of revenues were 11.4%, 8.9% and 3.4% of revenues in 2000, 2001 and 2002, respectively.

We used cash of €3.3 million in financing activities in 2002, mainly due to principal payments on long-term debt of €6.5 million, partly offset by borrowings under our bank overdraft facilities of €3.4 million. As of December 31, 2002, we had overdraft facility agreements in place totaling €5.1 million, of which €3.4 million was utilized. However, as noted above, we are only permitted to have up to the equivalent of U.S.$4.0 million of additional indebtedness outstanding.

Contractual Obligations and Commercial Commitments

The breakdown of our financial indebtedness by principal repayment date set forth in the table below does not take into account the amendment of the U.S.$ 125 million credit facility signed on April 30, 2003 that modifies the repayment schedule, with the exception of a postponement of U.S.$16.0 million (or €15.3 million) of principal payments definitively rescheduled from 2003 to 2004. The remainder of the rescheduling, as well as the rescheduling of principal under our 3% convertible notes, is subject to certain conditions, as described under “Financial Restructuring” below.

37/128

Back to Contents

As of December 31, 2002, the repayment schedule for all of our contractual obligations and commercial commitments is as follows:

	Payments due by period

	2003	2004- 2005	2006- 2007	2008 and thereafter	Total

Term loans, variable rate	€1,106	€59,121	€42,910		€103,137
Revolving loans, variable rate	—	—	9,536		9,536
Term loans, fixed rate	37	37	—	—	74
3% Convertible notes	—	8,441	—	—	8,441
Interest free loan from ANVAR	—	84	36	—	120
Capital lease obligations	191	81	68	—	340

Total long-term debt, excluding accrued interest	1,334	67,764	52,550	—	121,648
Operating leases	8,723	10,831	4,112	1,609	25,275
Other long term liabilities (1)	—	3,039	2,403	1,202	6,644

Total contractual cash obligations	€10,057	€81,634	€59,065	€2,811	€153,567

According to the amendment signed on April 30, 2003, which is subject to certain conditions, as described under “Financial Restructuring” below, the amended principal payment schedule on an annual basis compared to the prior maturity schedule is as follows:

	Original repayments	Repayments according to amendment signed on April 30, 2003	Difference of repayments	Difference of repayments

	in millions of U.S. dollars		in millions of euros
2003	$17.0	$1.0	€(16.0)	€(15,3)
2004	22.0	$18.0	(4.0)	(3,8)
2005	24.0	$22.0	(2.0)	(1,9)
2006	55.0	$30.0	(25.0)	(23,8)
2007	—	$23,5	23.5	22,4
2008	—	$23,5	$23.5	€22,4

Total	$118.0	$118.0	—	—

The following breakdown of our financial indebtedness by principal repayment date does take into account the amendment of the U.S. $125 million credit facility agreement, which is subject to certain conditions, as described under “Financial restructuring” below.

	Payments due by period (as amended on April 30, 2003)

	2003	2004- 2005	2006- 2007	2008 and thereafter	Total

Term loans, variable rate	€1,106	€38,142	€41,480	€22,409	€103,137
Revolving loans, variable rate	—	—	9,536	—	9,536
Term loans, fixed rate	37	37	—	—	74
3% Convertible notes	—	8,441	—	—	8,441
Interest free loan from ANVAR	—	84	36	—	120
Capital lease obligations	191	81	68	—	340

Total long-term debt, excluding accrued interest	1,334	46,785	51,120	22,409	121,648
Operating leases	8,723	10,831	4,112	1,609	25,275
Other long term liabilities (1)	—	3,039	2,403	1,202	6,644

Total contractual cash obligations	€10,057	€60,655	€57,635	€25,220	€153,567

(1)	Other long-term liabilities include primarily accrued restructuring expenses associated with consolidation of call centers and the fair value of our interest-rate swap agreement obligation.

Credit Facility

On April 20, 2001, we and Vialog entered into a U.S. $125 million credit facility agreement with BNP Paribas, CIBC World Markets and Fortis Bank. This credit facility, which was amended thereafter, replaced our then outstanding U.S. $35 million multi-currency term loan and the long-term debt of Vialog (U.S. $75 million senior notes payable) that existed prior to our acquisition of Vialog. Prior to the signature on April 30, 2003 of the amendment described under “Financial Restructuring” below, the U.S. $125 million credit facility included the following terms:

—	a U.S. $50 million senior term loan facility granted to Vialog, which was used by Vialog to refinance its existing debt. This facility matured on April 28, 2006 and bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

—	a U.S. $30 million senior term loan facility granted to Vialog, which was used by Vialog to refinance its existing debt. This facility matured on October 31, 2006 and bears interest at the rate of Libor USD plus a margin of 3.15% per annum.

—	a U.S. $35 million senior term loan facility granted to our company, which we used to partially refinance our existing debt. This facility matured on April 28, 2006 and bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

—	a U.S. $5 million revolving loan facility granted to Vialog, to be used by Vialog for working capital purposes. This facility bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

—	a U.S. $5 million revolving loan facility granted to our company, which we use for working capital purposes. This facility bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

Prior to the financial restructuring, the U.S. $50 million and U.S. $35 million term loans granted to Vialog and our company, respectively, were to be repaid in semi-annual installments in accordance with the schedule set forth in the credit facility agreement. The U.S. $30 million facility was to be repaid in one payment at maturity. All amounts borrowed are repayable at any time in whole or in part at the option of the borrower.

38/128

Back to Contents

The U.S. $125 million credit facility requires us to comply with certain financial ratios relating to leverage, interest cover, cash coverage and limits on capital expenditure. Prior to the April 30, 2003 amendment discussed below, we received a waiver from the lenders of our non-compliance with certain financial covenants at December 31, 2002. Thereafter, those covenants were amended in connection with the financial restructuring. We are currently in compliance with all of the covenants, as amended (although our continued compliance depends on the conditions to the effectiveness of the April 30, 2003 amendment being satisfied). In addition, the credit facility prohibits our payment of dividends. We have pledged as security for our credit facility the shares of our principal subsidiaries, as well as the accounts receivable of our principal U.S. subsidiary. If our financial results do not reach the levels required by our debt covenants and we are unable to obtain a waiver from our lenders, our debt would be in default and subject to acceleration by our lenders.

Bank Financing Restructuring

Terms of the Financial Restructuring

On April 11, 2003, we reached an agreement in principle with our lenders under the $125 million credit facility, several of the holders of our 3% convertible bonds and certain of our shareholders (some of who are also bondholders) on a financial restructuring plan that is designed to facilitate our continuing growth in the coming years. The agreement was negotiated with the assistance of a mediator who had been appointed by a French court at our request to facilitate the renegotiation process.

The financial restructuring is essentially comprised of:

•	various amendments to our April 2001 $125 million credit facility that would extend the maturity of the remaining principal through October 2008;

•	deferral of the maturity date for 50% of the principal of our outstanding 3% convertible bonds; and

•	a €6 to 8 million offering of rights to subscribe for our ordinary shares.

The various components of the financial restructuring plan, which are subject to several conditions precedent and subsequent (including receiving shareholder and bondholder approvals), are described in more detail below.

Amendments to our April 2001 $125 Million Credit Facility

On April 30, 2003, we signed an amendment to our April 2001 $125 million credit facility with our main bank creditors. The amendment provides for the extension of the final maturity of the $118 million (€112.5 million) remaining principal amount under the credit facility from October 2006 to October 2008, and the rescheduling of principal repayments, in each case subject to the satisfaction of certain conditions subsequent, which are described below. A copy of this amendment is included under Item 19 as an Exhibit to this annual report.

Under the amendment, $7 million of principal would be payable on April 30, 2004 and $11 million of principal would be payable on October 31, 2004, with varying amounts of principal payable every six months thereafter until maturity. Interest will continue to be paid according to the original schedule (i.e. semi-annually on April 30 and October 31), subject to an increase of up to 200 basis points commencing in 2007. We have also agreed to prepay the loan if and to the extent our excess cash flows (excluding the proceeds of the proposed rights offering described below) exceed certain levels.

The amendment requires us to use our best efforts to raise at least $3 million (or the Euro equivalent) by entering into a factoring arrangement for up to $6 million (or the Euro equivalent) of customers receivables by waiving the negative pledge on up to $6 million of such receivables and otherwise permitting their sale or disposition. Certain other covenants have also been amended, including financial ratios.

39/128

Back to Contents

The amendment provides that the deferral of principal payments originally due in 2003 is definitive, although if the conditions described below are not satisfied, those principal payments will become due on January 10, 2004. Except for that deferral, the amendment is subject to the following conditions subsequent:

•	we must complete a rights offering, which must first be approved by our shareholders with gross proceeds of at least €6 million by August 31, 2003, and
•	we must amend the terms of our 3% convertible bonds due September 1, 2004 by June 30, 2003 to provide that 50% of the €18.37 of principal per bond will be repayable on the original maturity date, (i.e. September 1, 2004) and the remaining 50% of principal per bond will be repayable on October 31, 2005.

If we fail to meet the conditions subsequent, and if such conditions are not waived by our main bank creditors, then the original maturity schedule and the financial ratios and other covenants, as previously amended, will remain in effect with the exception of the deferral of $16 million in principal repayments originally due in 2003, as discussed above.

Deferral of 50% of Principal Repayment for our 3% Convertible Bonds due 2004

Under the financial restructuring plan, we will propose to holders of our 3% convertible bonds due 2004, that they approve the rescheduling of 50% of the principal repayment (all of which is currently due September 1, 2004). If the bondholders approve this extension of the maturity date, we will repay 50% of the outstanding principal (€8.4 million as of December 31, 2002, net of unamortized discount of €0.3 million) on September 1, 2004 and the remaining 50% of the outstanding principal on October 31, 2005. A meeting of our bondholders to vote on such proposal is currently scheduled for May 26, 2003. A 50% majority is required to approve the proposal.

Part’com S.A. and certain of its affiliates and Pechel Industries S.A., who together hold approximately 42.6% of our outstanding 3% convertible bonds, have agreed to vote in favor of the proposal. Part’com S.A. is also a shareholder of our company and has made other undertakings in connection with the rights offering, as discussed below.

Subscription Rights Offering

We have agreed to hold a shareholders meeting no later than June 30, 2003 to receive authorization for an equity rights offering to raise €8 million. In connection with this undertaking, we have called a shareholders meeting for May 28, 2003, at which we will ask our shareholders to confirm such authorization in the context of the financial restructuring.

We will seek to raise at least €6 million by way of a rights offering by August 31, 2003. The planned rights offering will permit all of our existing shareholders to subscribe for newly issued shares at a price expected to be at least €2.20 per share. We have announced that we intend to register a portion of this rights offering in the United States.

Universal Capital Partners, holder of approximately 11.69% of our shares, and Part’Com S.A. and certain of its affiliates, who together hold approximately 6% of our share capital, have agreed that they will exercise all of their rights and to subscribe for any new shares that are not subscribed for by other shareholders provided that the subscription price does not exceed €2.20 per share. Under our agreement with those shareholders, the aggregate number of shares to be purchased by Universal Capital Partners, which will purchase 70% of the shares, and Part’Com S.A., which will purchase 30% of the shares, will represent at least enough shares so that we raise at least €6 million from the rights offering. Universal Capital Partners has provided our main bank creditors a guarantee in respect of its obligation to purchase at least 70% of the shares necessary to ensure that we raise a total amount of €6 million in the rights offering.

We have agreed to use the proceeds of the rights offering, which we have agreed to deposit in an escrow account, to repay the principal of, or repurchase, our 3% convertible bonds due 2004.

Reduction in Capital

To permit the rights offering described above, we will request that our shareholders approve a reduction in the nominal value of our ordinary shares to €1 per share at our May 28, 2003, shareholders meeting. The current nominal value is €5 per share. Under French law, our company cannot offer shares in the rights offering at a price that is less than the nominal value of those shares.

Universal Capital Partners, holder of approximately 11.69% of our shares, and Part’Com S.A. and certain of its affiliates, who together hold approximately 6% of our share capital, have agreed to vote in favor of that proposal.

40/128

Back to Contents

Factoring Arrangement

We have agreed to use our best efforts to enter into a factoring arrangement to seek to raise at least $3 million (or the euro equivalent) against up to $6 million (or the euro equivalent) in customers’ receivables. Under the amendment to our $125 million credit agreement discussed above and included as an Exhibit under Item 19, our main bank creditors have waived the negative pledge on up to $6 million of customers’ receivables and the other prohibitions on sale under our credit facility to permit this factoring arrangement.

Financial Restructuring Fees and Expenses

We have agreed to pay our main bank creditors a $ 295 thousand fee (which represents 0.25% of the principal amount outstanding on April 11, 2003, the date that we agreed with our bank creditors on the terms of the financial restructuring amendment) on December 31, 2004.

Other Commitments

We lease our facilities and some of our equipment under long-term operating leases. Our minimum payments due under operating leases are €8.7 million in 2003, €6.7 million in 2004, €4.1 million in 2005, €2.3 million in 2006, €1.9 million in 2007 and €1.6 million thereafter, for a total of €25.3 million. We also have obligations under capital leases that total approximately €340 thousand, excluding the interest portion.

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

Trend Information

On April 24, 2003, we announced that, for internal planning purposes, we have targeted revenues between €175 million and €185 million in 2003. These revenue targets are subject to significant uncertainty, and might not be reached for any number of reasons, including those described under Item 3 “Key Information — Risk Factors.”

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

41/128

<<<<<

Back to Contents

Impairment of goodwill and identifiable intangible assets

In reviewing the recoverability of our goodwill and identifiable intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These assumptions require us to exercise significant judgment, often on a subjective basis. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. During 2001 and 2002, we recorded an impairment charge on these assets of €61.3 million and €93.6 million, respectively.

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under SFAS 142, we discontinued amortizing our goodwill, but we are required to review our goodwill for impairment on an annual basis thereafter. Based on the circumstances and underlying assumptions made when the impairment reviews are performed in the future, further impairment charges could be required.

We continue to amortize our identifiable intangible assets that have determinable lives. In addition, in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we are required to review the recoverability of these assets whenever events or changes in business circumstances indicate that the assets may be impaired. Based on the circumstances and underlying assumptions (including the determination of their useful lives) made at the time of these reviews, further impairment charges could be required.

Deferred tax assets

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income for each subsidiary and the expected timing of the reversals of existing temporary differences. As a result of this review, we have recorded a deferred tax asset of €0.4 million as of December 31, 2002, and we have established a full valuation allowance on the remaining amount of our deferred tax assets.

42/128

Back to Contents

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors

In accordance with our bylaws (statuts), we are managed by our Board of Directors (conseil d’administration), which must be composed of a minimum of 3 and a maximum of 18 members. Our Board of Directors is currently composed of four members. Each member of the Board of Directors is appointed for term of up to six years and we cannot have more than 1/3 of our Directors be older than 70 years of age. Under French law, the Board of Directors has broad authority to take actions in the name of our company within the scope of our corporate purpose (subject to the authority expressly reserved by law to the shareholders). In accordance with our bylaws, each director must be the direct legal owner of at least one of our shares throughout his or her term of office.

The names and positions of the current members of our Board of Directors, their ages, business experience, dates of initial appointment, the year in which their current term expires and information on their principal business activities outside our company are as follows:

François Legros	Age:	37
Chairman and	First elected:	June 1997
Chief Executive Officer	Term expires:	2005
	Principal occupation:	Chairman and Chief Executive Officer, Genesys
Other directorships and business experience:	Director of Genesys Conferencing Inc., Genesys Conferencing Ltd, Genesys Conferencing Ltd (HK), Genesys Conferencing Pte Ltd, Genesys Conferencing Pty Ltd, Maga Fund Ltd and Genesys Conferencing Ltd (Canada)
		Chairman of Nextventure SA

Jean-Jacques Bertrand	Age:	50
Director	First elected:	October 1998*
	Term expires:	2005
	Principal occupation:	Managing Director, BNP Paribas Private Equity
	Other directorships and business experience:	Former Executive Vice President, Head of Communications Industry at Banexi; Director of Multitel (Spain) and Musiwave (France)

Jean-Charles Bouillet	Age:	56
Director	First elected:	March 2000*
	Term expires:	2003
	Principal occupation:	Director for Corporate Development, Unilog S.A. France
	Other directorships and business experience:

Patrick S. Jones	Age:	59
Director	First elected:	June 2001
	Term expires:	2004
	Principal occupation:	Retired
	Other directorships and business experience:	Chairman of the Board, Dione Plc; Director of XRT-CERG Smart Trust AB and QRS Corp.; Former Senior Vice President, Chief Financial Officer, Gemplus S.A.; Former Vice President and Corporate Controller of Intel Corp.

*
Mr. Bertrand sat on our Board as the representative of Finovectron SA from 1990 to 1998 (except from September 1996 to April 1998, when Finovectron had another representative); Mr. Bouillet sat on our Board as the representative of STM-Goupil from 1988 to 1991.

43/128

Back to Contents

At our annual shareholders’ meeting scheduled for May 28, 2003, our shareholders will be asked to approve the appointment of Thomas Abbott, David Detert, Paul Sfez and Pierre Besnainou (as representative of Universal Capital Partners) as directors, each for a term of three years. Mr. Sfez and Universal Capital Partners are being proposed as directors in connection with our financial restructuring, which is discussed in more detail under Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources” and “—Recent Developments.” Mr. Bouillet has requested that his name not be submitted to the shareholders’ meeting for renewal of his term as a director of our company.

Thomas Abbott (59) is an expert in corporate operations management, re-engineering and system deployment having completed major corporate change projects while an executive with Lucent Technologies, where he served for more than 20 years before retiring in 1999. Mr. Abbott is a graduate of the Krannert MSIA program and holds a B.S. in Electrical Engineering from Purdue University.

David Detert (64) is currently our Executive Vice President, Chief Strategy Officer, although he has announced his intention to retire on July 1, 2003. Please see “—Senior Management” below for a description of his experience.

Pierre Besnainou (49) started his career in importing consumer goods from Asia. In 1981, he created the Kaïsui Group which started by importing mass consumption electronic devices and then began producing TV sets in France. He served as Chairman of the Board until the company was sold to Sagem in 1995. In 1998, he founded Liberty Surf Company which was listed on Euronext Paris, and served as Chairman of the Board until February 2001, when he sold his shareholding in the company to Tiscali. Mr. Besnainou presently sits on or chairs the boards of the following companies: Universal Capital Partners (Belgium SA), Pop Corn Pub (French SAS) and Ateliers Modèles (French SA) as representative of Universal Capital Partners SA, Financière Multimedia Europe (Belgium SA), Euro Mediterranean Investment Fund (Tunisian SICAF).

Paul Sfez (61), has a degree from HEC-Paris (leading French business school), and a Masters in Economics and in Sociology. He started his career in Brussels in the European Commission Services and then taught economics at HEC and at Paris VII University (Dauphine). In 1970, he founded Sorgem and then Chaired Sorgem O&D, a consulting company specialized in international development, economic policies and international investments. In 2001, he joined FM Management as Managing Director, which currently runs the operations of few investment funds, including Universal Capital Partners (one of the major shareholders).
Paul Sfez presently sits on or chairs the board of the following companies: Pop Corn Pub (French SAS), Ateliers Modèles (French SA), Sorgem O&D (French SA), FM Management (French SARL), Sud Sud International (French SA), Euro Mediterranean Investment Fund (Tunisian SICAF).

Following the acquisition of Vialog, Mr. David Lougee, a former Vialog director, was elected to our Board of Directors of in June 2001. He served on our Board of Directors through the remainder of 2001 and resigned his position in March 2002. In June 2002, at our last annual shareholders’ meeting, Mr. Piriou requested that his term not be renewed, and in August 2002, Mr. Senter resigned from his position as a director of our company.

None of our directors, or nominees for director, has any family relationship with any other of our directors or member of our senior management.

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

David Detert, Executive Vice President, Chief Strategy Officer. Mr. Detert has been our Executive Vice President and Chief Strategy Officer since July 2002. He joined our company in October 1997 as Executive Vice President, Business Development, and in 1998 he was appointed to Executive Vice President, Research & Development, which he served until becoming our Executive Vice President, Networks & Infrastructure in 2001. Prior to joining our company, he served as President of the Daretel Group, a consulting firm specialized in U.S. and European business development in the area of teleconferencing. Mr. Detert has announced his intention to retire from our company on July 1, 2003. He will be nominated for appointment as a director of our company at our May 2003 annual shareholders meeting, see “—Directors” above.

Margie Medalle, Executive Vice President and Chief Executive Officer, North America. Ms. Medalle has been our Executive Vice President and Chief Executive Officer, North America since April 2001.

44/128

Back to Contents

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

Olivier Fourcade, Executive Vice President, Asia Pacific. Mr. Fourcade, our Executive Vice President, Asia Pacific, joined our company in 1991, and since then has held several positions including Executive Vice President, Marketing Manager Europe and Executive Vice President, Video Business Unit. Today, Mr. Fourcade serves as our Executive Vice President, Asia Pacific, a position he has held since October 2001.

Jim Huzell, President, Group. Mr. Huzell joined our company as Chief Operating Officer in 2000 and was named President, Group in June 2002. Prior to joining our company, Mr. Huzell spent eight years as Managing Director of Scanmarket AB, a consulting business, working on business development projects for mobile telephone companies such as Ericsson and Nokia as well as with several other technology ventures. Prior to joining Scanmarket, Mr. Huzell served for four years as Chief Executive Officer of Comvik, the first independent mobile telephone operator in Europe.

Michael E. Savage, Executive Vice President and Chief Financial Officer. Mr. Savage joined our company as Executive Vice President and Chief Financial Officer in September 2001. Prior to this time, he served as Senior Vice President and Chief Financial Officer of Vialog Corporation, a position he held from September 1999. Before joining Vialog, Mr. Savage also served as Chief Financial Officer of America Online/Digital City, and prior to that position, as Chief Financial Officer and Vice President of World Corp., the holding company of World Airways, Inc. and InteliData Technologies Corp.

Marie Capela-Laborde, Executive Vice President, Chief Legal and Human Resources Officer. Ms. Capela-Laborde has served as our Executive Vice President Chief Legal and Human Resources since July 2001. She joined our company in March 1998 as Head of the Legal Division and later as Group General Counsel & Secretary. Prior to that time she worked as an attorney in her own law firm.

Mark Taverner, Chief Executive Officer Video Division. Mr. Taverner has been with our company since 1996. Originally, Mr. Taverner worked at Darome (the UK English subsidiary, which were acquired in October 1997 as New Business Manager for Europe. Mr Taverner then held different positions at our company in connection with our expanding sales & marketing operations. More recently, Mr Taverner was UK Director of Sales, then Director of Sales Operations Europe, Middle East and Africa, and Vice President, Resellers Europe, Middle East and Africa. Prior to joining Darome, Mr Taverner worked for a marketing consultancy in sales management positions in the European, Middle Eastern, African and Asia Pacific regions.

Denise Persson, Executive Vice President of Marketing, Ms Persson joined our company in 1996 as Marketing Manager for our first foreign subsidiary in Sweden. Ms. Persson later joined the marketing team in France as product manager and in 1999, was appointed Marketing Director, and then later, promoted to Vice President of Marketing in February 2001. She has held her present position since January 2003. Prior to joining our company, Ms. Persson served in various sales and marketing positions at Commodore and Kuwait Petroleum in Sweden.

Shelly Robertson, Executive Vice President Production & Infrastructure. Ms. Robertson entered the teleconferencing industry with employment at ACCESS Teleconferencing Inc in January 1994 (which later became Vialog Corporation in 1998, and which we acquired in 2001). At ACCESS/Vialog she held the following positions: Client Services Director, Operations Director, and Director of Operations Integration. Since acquiring Vialog, Ms. Robertson has held the following positions at our company: General Manager, Montgomery, AL call center; General Manager, Reston, VA call center; Vice President, North America Operations, and Vice President, Global Operations.

Jim Lysinger, Executive Vice President, Europe. Mr. Lysinger joined our company as a result of our 1999 acquisition of Williams Conferencing. From 1999 until 2002, Mr. Lysinger was our Vice President of Sales for the North American region. At Williams Conferencing (and previously at ITC, which was acquired by Williams Conferencing), he was responsible for the Channel Sales Group. Prior to ITC/Williams, Mr. Lysinger spent nearly ten years with Sprint Corporation in various sales and sales management positions.

None of these individuals has any principal business activities outside of our company.

None of these individuals has any family relationship with any director or nominee for director or other member of our senior management.

In 2002, Mr. Kailash Ambwani served as our Chief Operating Officer through January 2003, when he left our company. Prior to his position at our company he served as Chairman and Chief Executive Officer of Astound Corp, which we acquired in March 2001. Andrew Pearce served as Executive Vice President, Europe through January 2003, when he left our company. Prior to his position at our company, he spent 10 years at British Telecom where he held several positions.

45/128

Back to Contents

B.	Compensation

Compensation

In 2002, the aggregate amount of compensation paid to our directors and senior management (19 persons in total) for services in all capacities, including former directors and senior management who left our company during the year, was €3.3 million. Of this amount €99,500 consisted of attendance fees (jetons de présence) paid to members of our Board of Directors, allocated as set forth below.

Director	Attendance Fees

François Legros	€0
Jean-Jacques Bertrand	€12,000
Jean-Charles Bouillet	€12,000
Patrick Jones	€37,500
David Lougee*	€10,000
Philippe Piriou**	€8,000
Alan Senter***	€20,000

Total	€99,500

*	Mr. Lougee resigned from his position in March 2002.
**	Mr Piriou requested that his term not be renewed in 2002.
***	Mr Senter resigned from his position in August 2002.

Our Chairman and Chief Executive Officer received €306,372 in compensation in 2002 before taxes and other charges, consisting of a base salary of €256,372and a €50,000 bonus.

Stock Options

Under French law, directors may not receive options solely as compensation for service on the board, thus only those directors who are also our employees may receive stock options. During 2002, a total of 23,900 options were granted to François Legros, our Chairman and Chief Executive Officer. Each option gives the right to purchase one of our ordinary shares at an exercise price of 14.30 per share and expire on January 7, 2010. The other members of our senior management, including those who left our company in 2002, did not receive any stock options during 2002.

For additional information regarding our stock options, see “—Share Ownership” below and Note 12 to our financial statements included under Item 18.

On November 19, 2002, we filed a Schedule T-O with the SEC for our U.S. employees and sent letters to our other employees in order to offer eligible employees world-wide the opportunity to waive the benefit of their outstanding stock options for our ordinary shares (or ADSs) in exchange for new options to be granted under our existing stock option plans. We offered our employees this opportunity because many of our outstanding stock options had exercise prices that were significantly higher than the current market prices of our ordinary shares and ADSs. By making this offer, we sought to increase our employees’ potential ability to realize value for their options within a reasonable period of time, thereby encouraging employees to continue with our company and devote their best efforts to maximize value for our shareholders.

At the time of the announcement, there were approximately 1,130,000 outstanding stock options that were eligible to be surrendered. In order to participate in the offer, eligible employees had to waive all of their outstanding options. On December 18, 2002, when the offer closed, an aggregate of 1,041,511 of our outstanding eligible stock options were contributed. We cancelled the outstanding eligible stock options for our Non-U.S. resident employees on December 3, 2002, and on December 23, 2002, we cancelled outstanding eligible stock options for our U.S. resident employees. In addition to the eligible stock options, we cancelled an additional 64,570 options that were granted to employees who had left our company prior to exercising their options.

We will grant one new stock option for each waived stock option cancelled in the offer, subject to adjustments for any future stock splits, stock dividends and similar events, provided, in general, that the employee remains employed by our company at the new option grant date. We expect to grant the new options on or about the first regularly scheduled meeting of our board of directors following the end of the six month and one-day period after the date the options were cancelled. The new options to be granted will be under the same option plan as the related cancelled options and on substantially the same terms and conditions as such options, except that the exercise price (also known as the grant price or subscription price) will be based on the “market value” of our ordinary shares (or ADSs) at the time of the grant and will be determined in accordance with the terms of the applicable option plan. However, in no event can the exercise price of these new options be less than the nominal value of one of our ordinary shares.

46/128

Back to Contents

The new options to be granted to non-French residents will have the same vesting schedule (i.e., will be vested on the date of grant to the extent that the related cancelled options would have been vested) and maximum term as the related cancelled options. The new options to be granted to French residents will have the same vesting schedule as the related cancelled options, but postponed to begin on the date of grant of the new options, and they will have the same maximum term as the related cancelled options.

Pension or Retirement Benefits

The aggregate amount that we set aside or accrued to provide pension, retirement or similar benefits for directors and members of senior management during 2002 was €0.2 million.

C.	Board Practices

None of the above directors has entered into a service contract with our company or any of our subsidiaries providing for benefits upon termination of his service as a director.

Our board of directors has established an audit committee, a compensation committee and a disclosure committee. The functions of these committees are described below.

Audit Committee

Our audit committee is responsible for reviewing the propriety and accuracy of our consolidated financial statements. In accordance with the rules of the Nasdaq National Market, all of the members of our audit committee are independent directors and are each able to read and understand fundamental financial statements. Our audit committee has adopted a charter that sets forth its responsibilities, which include:

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

In 2002, the members of our audit committee were Mr. Bouillet, Mr. Jones and Mr. Bertrand.

47/128

Back to Contents

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

In 2002, the members of our compensation committee were Mr. Jones, Mr. Bouillet and Mr. Bertrand.

Disclosure Committee

In 2002, the board established a disclosure committee to review and ensure the accuracy and completeness of our public communications. The disclosure committee is responsible for undertaking or supervising each of the following:

•
Checking compliance with the information obligations that our company is subject to, in particular with a view to the requirements of applicable stock exchange and financial regulations, and giving its opinion on our compliance with such obligations;

•	Preparing our publications and communications calendar and their model content;

•	Preparing and organizing analysts’ meetings;

•	Preparing and organizing press conferences;

•	Selecting the media used to publish information (press releases, electronic supports, etc.);

•
Making sure that the internal collection procedures and procedures for supervision of information to be made public by our company are defined, guaranteeing the reliability of such procedures, and overseeing compliance with such procedures;

•
Regularly assessing, under the supervision of the Chief Executive Officer and the Chief Financial Officer, the internal collection procedures and procedures for supervision of information, recommending modifications to such procedures, if any, and overseeing the implementation any modifications approved by the Chief Executive Officer and the Chief Financial Officer;

•
At least once a year and with our statutory auditors and external consultants, defining and undertaking an assessment of the procedures for internal supervision of financial information, and providing its opinion on any significant problems likely to affect the collection and communication of financial information and/or any identified fraud involving members of the management or other persons having significant responsibilities within our company;

•
Appointing the person(s) in charge of preparing and drafting our reports and communications, who may be, at the disclosure committee’s discretion, different persons depending on the subject of the reports or communications;

•	Organizing the training of the persons involved in the process of communicating information about our company;

•
Reviewing each draft report or communication of our company, examining the information included therein and providing an opinion on the opportunity to conduct additional diligence or investigations to verify such information;

•	Providing an opinion on the significance of any event or other information relating to our company;

•
Providing an opinion on the opportunity to submit the draft report or communication to the statutory auditors, to legal counsel or to any other third party expert for validation of the information included in such report or communication;

•	Providing an opinion on the necessity of obtaining approval from our Board of Directors on the content of the draft report or communication;

48/128

Back to Contents

•	Approving the final version of any report or communication that we must make public; and

•
Approving the procedures for publication and distribution of reports or communications that have been approved by the disclosure committee, as well as the terms and conditions of filing or registration thereof with the stock exchange authorities.

Our disclosure committee may delegate to one or more of its members the powers listed above, except for the approval of the final version of our annual report (whether under form of a document de référence in France or a Form 20-F in the United States).

The current members of our disclosure committee are: François Legros, Chairman and Chief Executive Officer; Mike Savage, Chief Financial Officer and Investor Relation Officer; Marie Capela, Chief Legal and Human Resources Officer; Jean Marc Albert, Cost Controller Group; John Dion, Vice President Finance; Jim Huzell, President Group; Margie Medalle, Vice President & Chief Executive Office in North America; Jim Lysinger, Executive Vice President Europe; and Olivier Fourcade, Executive Vice President Asia-Pacific.

Denise Persson, Executive Vice President Marketing Group & Strategic Partnership and Kevin Fletcher, Chief Financial Officer in North America also participate in meetings of our Disclosure Committee.

D.	Employees

We had 1,119 employees world-wide as of December 31, 2002. The table below sets forth the breakdown of employees by geographic area and by main category of activity as of December 31, 2000, 2001 and 2002.15

	As of December 31:

	2002	%	2001	%	2000	%

Europe	413	36.91%	494	32.3%	380	54.7%
North America	612	54.69%	971	63.5%	272	39.1%
Asia Pacific	94	8.40%	65	4.2%	43	6.2%

TOTAL	1,119	100.0%	1,553	100.0%	695	100.0%

	As of December 31:

	2002	%	2001	%	2000	%

Sales & Marketing	229	20.46%	408	26.6%	180	25.9%
Research and Development	61	5.45%	64	4.2%	33	4.7%
Operators and Reservationists	476	42.54%	740	48.4%	335	48.2%
Administrative and Managerial	257	22.97%	272	17.8%	123	17.7%
MIS and Operations	96	8.58%	46	3.0%	24	3.5%

TOTAL	1,119	100.0%	1,530	100.0%	695	100.0%

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

49/128

Back to Contents

E.	Share Ownership

The following table sets forth information known to us with respect to the ownership of our ordinary shares as of March 30, 2003 based on 15,471,204 shares outstanding as of such date by:

•	Each of our directors, including our nominees for director, and named senior management; and

•	All directors, including our nominees for director, and named senior management as a group.
Name	Shares Owned		% of Outstanding Shares

François Legros	22,599		*
Jean-Jacques Bertrand	795,363	(1)	5.14%
Jean-Charles Bouillet	3,000		*
Patrick S. Jones	1,000	(2)	*
David Detert	648		*
Universal Capital Partners	1,800,000		11.64%
Paul Sfez	1		*
Thomas Abbott	5,000	(2)	*
Margie Medalle	0		*
Olivier Fourcade	574		*
Jim Huzell	3,700		*
Michael E. Savage	117		*
Marie Capela-Laborde	2,152		*
Shelly Robertson	147		*
Denise Persson	1,000		*
Mark Taverner	0		*
Jim Lysinger	0		*

All directors, including our nominees for director, and senior management as a group (17 persons)	2,632,611		17%

*	Less than one percent.
(1)
Mr. Bertrand may be considered the beneficial owner of 795,362 shares held of record by BNP Europe and Media Fund II L.P., for which shares he disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(2)	Shares held as ADSs (which represent one-half of one ordinary share).

50/128

Back to Contents

The following table sets forth information with respect to the ownership of options to purchase our ordinary shares as of April 30, 2003 by:

•	Each of our named senior management; and

•	All senior management as a group.
Name	Number of Shares underlying options		Exercise Price	Expiration Date

François Legros	12,363	(1)	€15.32	09/15/07
	23,900	(1)	€14.30	01/07/10
Margie Medalle	10,000	(1)	€53.17	03/08/08
	15,000	(2)	€22.09	04/24/09
Michael E. Savage	1,676	(3)	€11.93	01/26/10
	8,379	(3)	€14.92	02/10/10
	33,515	(3)	€10.63	11/11/09
	26,390	(3)	€31.33	10/02/10
Marie Capela-Laborde	1,021	(1)	€15.32	09/15/07
	7,000	(2)	€53.17	03/08/08
Mark Taverner	5,070	(1)	€15.32	09/15/07
	1,000	(1)	€53.17	03/08/08
Denise Persson	3,000	(1)	€15.32	09/15/07
	7,000	(1)	€53.17	03/08/08
Shelly Robertson	3,351	(3)	€10.63	11/11/09
	335	(3)	€23.87	04/16/09
	1,675	(3)	€13.80	04/29/09
	13,194	(3)	€31.33	10/02/09
Jim Lysinger	10,140	(1)	€15.32	09/15/07
	3,000	(1)	€53.17	03/08/08
	11,858	(2)	€22.90	04/24/09

All senior management as a group (8 individuals)	198,867

(1)	Granted pursuant to the 1999 plan.
(2)	Granted pursuant to the 2000 plan.
(3)	Granted pursuant to the Vialog stock plans.

For additional information regarding our stock options and stock option plans see Item 10 “Additional Information — Memorandum and Articles of Association” and Note 12 to our financial statements included under Item 18.

51/128

Back to Contents

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The table below shows the beneficial owners of more than 1% or more of our ordinary shares and ADSs, based on 15,471,204 ordinary shares outstanding as at March 30, 2003.

Company	Number of shares	% of share capital	% of voting rights*

Universal Capital Partners*(1)	1 800 000	11,64%	11,33%
IN-COM SA*(1)	165 185	1,06%	1,07%
PART’COM*(1)	423 786	2,74%	4,45%

Group total	2 388 971	15,44%	16,85%
CDC Ixis Private Equity*(3)	187 471	1,21%	1,54%
FCPI CDC Innovatech 1	50 837	0,32%	0,32%
Banexi Communication	281 120	1,81%	1,75%
Geneval (Societe Générale)	217 000	1.40%	1,36%
BNP Europ Telecom & Media FD II LP*(2)	795 362	5,15%	5,00%
Intrepid Capital Management	867 000	5,60%	5,43%
Ocean Fund c/o Plievier Beleggingen, BV	326 500	2,13%	2,05%
Ring Partners, LP	210 850	1,36%	1,33%
Michael Jesselson c/o Phillip Brothers	186 500	1,21%	1,18%
SMA gestion	180 500	1,17%	1,13%

*	Pursuant to our status (bylaws) shares held in registered form for more than two years, acquire double voting rights. See Item 10 “Additional Information – Memorandum and Articles of Association.”
(1)	Universal Capital Partners, Part’Com S.A. and In-Com S.A. (a wholly-owned subsidiary of Part’Com S.A.) have entered into a letter agreement to form a group to influence the policies of our company. This agreement is described in more details below.
(2)
Mr. Jean-Jacques Bertrand, one of our directors, has informed us that he could be deemed to be the beneficial owner of the shares held by BNP Europ and Telecom Media Fund II L.P. He has disclaimed beneficial ownership of such shares.

(3)	Part’Com S.A. is a wholly-owned subsidiary of CDC Ixis Private Equity, however, CDC Ixis is not a party to the letter agreement.

52/128

Back to Contents

According to a Schedule 13D filed with the Securities and Exchange Commission on March 19, 2003, to which the most recent amendment is dated April 17, 2003, Universal Capital Partners, Part’Com S.A. and In-Com S.A. (the “Group”) have entered into a letter agreement, effective as of March 24, 2003 (the “Letter Agreement”), regarding the establishment of a group to influence the policies of our company and to otherwise act in concert in accordance with section L. 233-10 of the French Commercial Code with respect to their shareholdings in our company. According to the amended Schedule 13D, the Letter Agreement provides that it will apply for so long as any of the parties holds at least 3.5% of the share capital or voting rights of our company, subject to a maximum term of twelve months or earlier termination in the event that the parties, either individually or in the aggregate, acquire more than 30.0% of the share capital and/or voting rights of our company. Pursuant to the terms of the Letter Agreement, the Group members reciprocally undertook to inform the other parties of any plan of acquisition, subscription or transfer of our shares prior to the execution of any such transaction on or off the market. In addition, the Group members agreed that the Group could not in any case hold more than 30% of the capital and/or the voting rights of our company, and if, following the acquisition by whatever manner of our shares by one of the parties, the accumulated amount of the respective holdings of the groups comprising the Group becomes greater than 30% of the capital and/or the voting rights of our company, the Group would cease as a matter of law without the need for any formality.

According to the Schedule 13D, as amended, each of the Group members holds the number of shares of our company set forth in the table above. Universal Capital Partners has disclaimed beneficial ownership of the shares owned by Part’Com S.A. and In-Com S.A, and each of Part’Com S.A. and In-Com S.A. has disclaimed beneficial ownership of the shares held by Universal Capital Partners. According to the Schedule 13D, as amended, In-Com S.A. is a wholly-owned subsidiary of Part’Com S.A., which itself is a wholly-owned subsidiary of CDC IXIS Private Equity. Although the Schedule 13D states that CDC IXIS Private Equity holds the number of shares in our company set forth in the table above, CDC IXIS Private Equity is not a party to the Letter Agreement.

In the Schedule 13D, as amended, Universal Capital Partners has indicated that it may seek the appointment of one or more persons as members of the board of directors of our company. Subject to the foregoing, the Group members stated that they and, to the best of their knowledge, their respective related persons have no present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. The Group members stated that they intend to review their respective investments in our company on a continuing basis and may engage in discussions with management and the Board of Directors of our company concerning the business, operations and future plans of our company. Depending on various factors including, without limitation, our financial position and investment strategy, the price levels of our shares, conditions in the securities markets and general economic and industry conditions, the Group members have stated that they may in the future take such actions with respect to their respective investments in our company as they each deem appropriate including, without limitation, seeking Board representation, making proposals to our company concerning the capitalization and operations of our company, purchasing additional shares or selling some or all of their shares or changing their intention with respect to any and all matters referred to above.

On April 11, 2003, the Group members signed a memorandum of understanding with our company and our bank lenders relating to the restructuring of our financial debt and a rights offering that we plan to undertake in 2003 in connection with that restructuring. The memorandum of understanding is described in detail under Item 5 “Operating and Financial Review and Prospects — Recent Developments.”

At our April 22, 2003 board meeting, our board of directors elected to nominate both Universal Capital Partners and Paul Sfez for appointment to our board of directors. Our board of directors agreed to nominated two individuals to be selected by Universal Capital Partners due to Universal Capital Partners’ shareholding in our company. Our statuts (bylaws) currently provide for double voting rights. For more information relating to our ordinary shares, see Item 10 “Additional Information — Memorandum and Articles of Association.”

As of March 30, 2003, there were 7,752,498 of our ADSs outstanding, representing 3,876,249 of our ordinary shares, or 25.05% of our total shares outstanding as of such date. As of March 30, 2003, there were 59 record holders of our ADSs, of which 39 have registered addresses in the United States. In addition, as of March 30, 2003, 32,858 of our ordinary shares were held by 39 record holders with registered addresses in the United States.

53/128

Back to Contents

B.	Related Party Transactions

During 2002, we did not enter into any related party transactions. In April 2003, we entered into a memorandum of understanding with certain of our 3% convertible bondholders, shareholders (including Universal Capital Partners and Part’Com S.A.) and our main bank lenders relating to the restructuring of our April 2001 $125 million credit facility. This agreement, which also includes modifications to the terms of our 3% convertible bonds and the agreement of certain of our shareholders to subscribe for shares that be issued upon the exercise of rights, is described in detail under Item 5 “Operating and Financial Review — Liquidity and Capital Resources.”

C.	Interests of Experts and Counsel

Not applicable.

54/128

Back to Contents

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18 — Financial Statements” and pages F-1 through F-39.

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

55/128

Back to Contents

Item 9. The Offer and Listing

A.	Offer and Listing Details

Our ordinary shares are listed on the Nouveau Marché of Euronext Paris, and since April 26, 2001, our ADSs have traded under the symbol “GNSY” on the Nasdaq National Market.

The table below sets forth, for the periods indicated, the reported high and low quoted prices of our ordinary shares on the Nouveau Marché of Euronext Paris S.A. and of our ADSs on the Nasdaq National Market.

	Euronext Paris			Nasdaq
Period	High		Low	High	Low
	(ordinary share price in €)			(ADS price in $)

1998
beginning (October 1, 1998)	12.04		8.54	—	—
1999	37.00		9.90	—	—
2000	79.50		30.00	—	—
2001 (Nasdaq beginning April 26, 2001)	53.80		9.76	15.29	4.55

First Quarter	53.80		20.12	—	—
Second Quarter (Nasdaq beginning April 26, 2001)	35.82		26.02	15.29	9.90

Third Quarter	25.60		9.76	11.00	4.55

Fourth Quarter	16.94		11.03	8.35	5.10
2002	14.45		1.81	6.80	0.95
First Quarter	14.45		7.57	6.80	3.35
Second Quarter	14.33		7.50	6.54	2.70
Third Quarter	5.32		2.00	2.70	0.96
Fourth Quarter	3.45		1.81	1.61	0.95

2003 (through April 30, 2003)	3.06		1.10	1.59	0.59
First Quarter	3.06		1.10	1.59	0.59

Second Quarter (through April 30, 2003)	2.77		2.14	1.50	1.19
2002
November	2.95		1.99	1.42	1.03
December	3.45		1.81	1.61	0.95
2003
January	2.25		1.28	1.07	0.78
February	1.59		1.10	1.10	0.59
March	3.10		1.10	1.59	0.64
April (through April 30, 2003)	2.77	*	2.14	1.50	1.19

*	Source: Euronext Paris and The Bank of New York. Two ADSs represent one ordinary share. Trading of our ADSs on the Nasdaq National Market began on April 26, 2001.

B.	Plan of Distribution

Not Applicable.

56/128

Back to Contents

C.	Markets

Trading On The Nouveau Marché

General

On September 22, 2000, ParisBourse(SBF) S.A., Amsterdam Exchange N.V. and the Société de la Bourse de Valeurs Mobilières de Bruxelles S.A. merged to create Euronext N.V., a Dutch holding company and the first pan-European stock exchange. Subsequently, ParisBourse(SBF) S.A. changed its name to Euronext Paris. Securities quoted on any of the stock exchanges participating in Euronext will be traded through a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their respective local exchanges. Euronext Paris retains responsibility for the admission of securities to its trading markets, as well as the regulation of these markets.

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

Nouveau Marché

The Nouveau Marché is a regulated market managed and operated by Euronext Paris. The Nouveau Marché, however, is neither a new section of an existing market nor a stepping stone to the Second Marché. The Nouveau Marché is an electronic market that combines a central order book with market making to ensure greater liquidity. Member firms of the Nouveau Marché may act in one or more capacities: Listing Advisers/Market-Makers (Introducteurs/Teneurs de Marché); brokers (Négotiateurs pour compte propre); dealers (Négotiateurs pour compte de tiers); broker-dealers; and/or clearing agents (Adhérent Compensateurs). BNP Paribas Equities France acts as Teneur de Marché with respect to our ordinary shares traded on the Nouveau Marché. Admission to the Nouveau Marché is subject to capital adequacy and liquidity requirements determined by Euronext Paris regulations. In addition, companies listed on the Nouveau Marché are required to publish comprehensive information regularly and to keep the public informed of events likely to affect the market price of their securities. Euronext Paris allows continuous trading for the most actively traded shares on the Nouveau Marché. Such trading takes place on each business day from 9:00 a.m. to 5:25 p.m., with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:25 p.m. to 5:30 p.m. during which transactions are recorded but not executed.

For shares that are not traded continuously, retail orders on the Nouveau Marché are matched by the central system at two daily fixings, at 10:30 a.m. and 4:00 p.m. Between such fixings, Listing Advisors/Market Makers display bid/asked spreads for a minimum number of each of the securities for which they act as market-makers, and trades with the Listing Agents/Market Makers are executed from time to time throughout the day. Our shares are traded continuously. Euronext Paris may restrict trading in a security listed on the Nouveau Marché if the quoted price of the security increase or decreased beyond the specific price limits defined by its regulators (réservation à la hausse ou à la baisse). In particular, trading is automatically restricted in a security whose quoted price varies by more than 10% from the last price determined in an auction or by more than 5% from the last traded price. If the order that has caused the restriction is cancelled within the following minutes, the trading of this security resumes. If the order is not cancelled within the following minutes, an auction is organized after a call phase of four minutes, during which orders are entered in the central order book but not executed. Eurone xt Paris may also suspend trading of a security listed on the Nouveau Marché in other limited circumstances (suspension de la cotation) in particular to prevent or halt disorderly market conditions.

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

57/128

Back to Contents

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

Prior to any transfer of securities held in registered form on the Nouveau Marché, such securities must be converted into bearer form and inscribed in an account maintained by an accredited intermediary with Euroclear, France, a registered clearing agency. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Nouveau Marché are cleared and settled through Euroclear, France, using a continuous net settlement system. A fee or commission is payable to the Listing Advisor/Market Maker or broker-dealer or other agent involved in the transaction.

Trading by the Company in its Shares

Under French law, a company may not issue shares to itself, but it may purchase its own shares in the limited cases described in Item 10 under “Additional Information — Memorandum and Articles of Association.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

58/128

Back to Contents

Item 10. Additional Information

A. Share Capital

Share Capital

At December 31, 2002, our share capital amounted to €77,011,115, divided into 15,402,223 outstanding shares with a nominal value of €5 per share. As of April 30, 2003, our share capital amounted to €77,356,020, divided into 15,471,204 outstanding shares with a nominal value of €5 per share. The reason for the change in the number of ordinary shares outstanding is the exercise of stock options and the conversion of convertible notes that we issued on March 27, 2001 in connection with our acquisition of Astound.

During 2002, we issued 131,169 ordinary shares, all of which were issued as a result of the exercise of stock options and the conversion of March 27, 2001 convertible notes, which increased our share capital by €655,795.

All of our outstanding shares are of the same class and are fully paid. Our statuts provide that shares may be held in registered form or in bearer form, at the option of the shareholder. Our statuts provide that any fully paid-up shares acquire double voting rights if held in registered form for at least two years under the name of the same shareholder.

At December 31, 2002, we held 22,131 of our ordinary shares as treasury shares. The book value of these shares is €420,225.51 and their the face value is €110,655 (based on a nominal value of €5 per share).

At our May 28 2003 shareholder’s meeting, we will ask our shareholders to authorize a reduction in the nominal value of our shares to €1 per share. Based on the number of shares issued and outstanding on March 30, 2003, if this resolution had been in effect as of that date, our share capital would have been €15,471,204, divided into 15,471,204 outstanding shares. We will account for the reduction in our share capital by incorporating our losses. This reduction is being proposed in connection with our financial restructuring, which is discussed in more detail under Item 5 “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

For additional information regarding the evolution of our share capital, see Note 11 to our financial statements, included under Item 18.

Stock Options

As of December 31, 2002, we had 506,031 stock options outstanding under our 1998, 1999, 2000 and 2001 stock option plans, of which 347,855 were exercisable as of such date. Each of these options gives the right to acquire one of our ordinary shares. We also had 788,290 options outstanding as of December 31, 2002 that were granted by Vialog under its 1996 and 1999 stock option plans, of which 788,290 were exercisable as of such date. In accordance with the merger agreement, the Vialog stock options remain outstanding and are on the same terms and conditions, except the holder now receives a right to receive one of our ADSs (which represent one-half of one ordinary share) based on the same exchange ratio used in connection with the merger.

In December 2002, we cancelled 1,045,511 of our outstanding stock options when certain of our employees waived the benefit of their outstanding stock options for our ordinary shares (or ADSs) in exchange for new options to be granted under our existing stock option plans. This cancellation is described in more detail under Item 6 “Directors, Senior Management and Employees — Compensation” and in Note 12 to our financial statements included under Item 18. We also cancelled an additional 64,570 outstanding stock options that were forfeited when employees left of our company.

For additional details regarding our stock option plans, see Note 12 to our financial statements included under Item 18.

Convertible Bonds and Warrants

On August 6, 1999, we issued 1,524,390 3% convertible bonds, each with a principal amount of €18.37, for €16.40 each. Each bond is convertible into one of our ordinary shares, and unless converted, is due September 1, 2004. We may call the bonds at our option. As of December 31, 2002, 476,323 of these 3% convertible bonds remain outstanding. The terms of these bonds may be modified in connection with our financial restructuring, which is described in more detail under Item 5 “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

In connection with our acquisition of Astound, on March 27, 2001, we issued 1,103,200 notes, which are convertible into our ordinary shares, each note giving the right to one of our ordinary shares. Of these notes, 156,109 and 30,700 were issued in exchange for the future exercise of replacement options and special options, respectively. As of December 31, 2002, 137,347 of the convertible notes remain outstanding, and 98,608 replacement options and 30,700 special options have yet to be converted.

We have no warrants outstanding.

Share Capital Resolutions

At an extraordinary general meeting held on June 28, 2002, our shareholders authorized our board of directors to increase our share capital, through the issuance — with preferential subscription rights — of shares and/or other securities granting access, immediately or in the future, to shares of the company, by an aggregate maximum nominal amount of €30 million for a period ending 26 months from the date of such shareholders’ meeting.

At our May 28, 2003 extraordinary general meeting, we will ask our shareholders to authorize our board of directors to use the June 28, 2002 resolution to increase our share capital, by an aggregate nominal amount of €6 to €8 million.

If authorized by the shareholders meeting (and if the shareholders also authorize a reduction in the nominal value of our shares as discussed below under “— Share Capital”), our board of directors intends to use such authorization to conduct an offering of subscription rights to all of our shareholders in connection with our financial restructuring. Two of our major shareholders, Universal Capital Partners, holder of approximately 11.69% of our shares, and Part’Com S.A. and certain of its affiliates, who together hold approximately 6% of our share capital, have agreed to exercise all of their rights and to subscribe for any new shares that are not subscribed for by other shareholders so long as the subscription price does not exceed €2.2 per share. For more information regarding our financial restructuring and the planned rights offering, see Item 5 “Operating and Financial Review and Prospects — Liquidity and Capital Resources” and “— Recent Developments.” For more information regarding our major shareholders, see Item 7 “Major Shareholders.”

In addition, at the extraordinary general meeting held on June 28, 2002, our shareholders authorized our board of directors to increase our share capital, through the issuance of shares reserved for certain employees, by an aggregate maximum nominal amount of €5 million for a period ending 26 months from the date of such shareholders’ meeting. At our May 28, 2003 extraordinary general meeting, our shareholders will be asked to grant an additional authorization with terms identical to those of the June 28, 2002 authorization (although the aggregate maximum nominal amount will be limited to €1 million). If approved, this new authorization will supersede the prior authorization granted on June 28, 2002.

B. Memorandum and Articles of Association

General

Our company is a société anonyme, a form of limited liability company, organized under the laws of France. Our company is registered with the Registre du Commerce et Sociétés du Montpellier (Registry of Commerce and Companies of Montpellier, France) under No. B339-697-021.

In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our statuts, an English translation of which has been filed as an exhibit to this annual report. For a description of the provisions of our statuts relating to our Board of Directors and statutory auditors, see Item 6 “Directors, Senior Management and Employees.” You may obtain copies of our statuts in French from the greffe (Secretary) of the Registre du Commerce et Sociétés de Montpellier. Please refer to that full document for additional details.

Our statuts specify that our corporate affairs are governed by:

•	Title II of the French Commercial Code (previously French Company Law No. 66-537 of July 24, 1966, as amended), and
•	the statuts themselves.

Shareholder Identification

Our statuts allow us to obtain from Euroclear France the name, nationality, address and number of shares held by the holders of our securities that have, or may in the future have, voting rights. If we have reason to believe that an individual on any list provided by Euroclear France holds for the account of another person, our statuts allow us to request such information regarding beneficial ownership directly of any shareholder named on the list provided by Euroclear France. See “— Form, Holding and Transfer of Shares” below.

59/128

Back to Content

Shareholders’ Meetings and Voting Rights

General

In accordance with the French Commercial Code, there are three types of shareholders’ meetings, ordinary, extraordinary and special.

Ordinary general meetings of shareholders are required for matters such as:

•	electing, replacing and removing directors;

•	appointing independent auditors;

•	approving the annual accounts;

•	declaring dividends or authorizing dividends to be paid in shares provided the statuts contain a provision to that effect;

•	issuing non-convertible bonds; and

•	approval of stock repurchase programs.

Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

•	changing our company’s name or corporate purpose;

•	increasing or decreasing our share capital;

•	creating a new class of equity securities;

•	authorizing the issuance of investment certificates, convertible or exchangeable securities;

•	establishing any other rights to equity securities;

•	selling or transferring substantially all of our assets; and

•	the voluntary liquidation of our company.

Special meetings of shareholders of a certain category of shares (such as, among others, shares with double voting rights) are required for any modification of the rights derived from such category of shares. The resolutions of the shareholders’ general meeting affecting these rights are effective only after approval by the relevant special meeting.

60/128

Back to Contents

Annual Ordinary Meetings

The French Commercial Code requires our board of directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Commercial Court. The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a shareholders’ meeting, our independent auditors may call the meeting. In case of bankruptcy, our liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the court to appoint an agent for the purpose of calling a shareholders’ meeting:

•	one or several shareholders holding at least 5% of our share capital,

•	any interested party in cases of urgency, or

duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company.

Notice of Shareholders’ Meetings

We must announce general meetings at least 30 days in advance by means of a preliminary notice, which is published in the Bulletin des Annonces Légales Obligatoires, or “BALO.” The preliminary notice must first be sent to the COB. The COB also recommends that simultaneously with the publication of the preliminary notice a summary of the notice be published in a newspaper of national circulation in France. The preliminary notice must contain, among other things, the agenda, a draft of the resolutions to be submitted to the shareholders and the procedure for voting by mail.

At least 15 days prior to the date set for a first call, and at least 6 days prior to any second call, we must send a final notice containing the final agenda, the date, time and place of the meeting and other information for the meeting. Such final notice must be sent by mail to all registered shareholders who have held shares in registered form for more than one month prior to the date of the preliminary notice and published in a newspaper authorized to publish legal announcements in the local administrative department (département) in which our company is registered as well as in the BALO, with prior notice having been given to the COB. If no shareholder has proposed resolutions to be submitted to the vote of the shareholders at the meeting, we are not required to send the notice to our shareholders; publishing the notice will be deemed sufficient.

In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda. As an exception to this rule, shareholders may take action with respect to the dismissal of directors and certain other matters even though these actions have not been included on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors, for recommendation to the shareholders, within ten days of the publication of the preliminary notice in the BALO by:

•	one or several shareholders holding a specified percentage of shares, or

•	a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 0.76% of our voting rights.

The board of directors must submit these resolutions to a vote of the shareholders after having made a recommendation thereon.

During the two weeks preceding a meeting of shareholders, a shareholder may submit written questions to the board of directors relating to the agenda for the meeting. The board of directors must respond to these questions during the meeting.

Attendance and Voting at Shareholders’ Meetings

In general, each shareholder is entitled to one vote per share at any general meeting, except for holders of shares with double voting rights (which are described above under “—Share Capital”). Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the French Commercial Code and our statuts. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

In order to participate in any general meeting, a holder of registered shares must have its shares registered in its name in a shareholder account maintained by us or on our behalf by an agent appointed by us at least two days prior to the date of the meeting.

61/128

Back to Contents

Similarly, a holder of bearer shares must obtain from the accredited financial intermediary (intermédiaire financier habilité) with whom such holder has deposited its shares, a certificate (certificat d’immobilisation) indicating the number of bearer shares owned by such holder and evidencing the holding of such shares in its account until the date of the meeting. Such certificate must be deposited at the place specified in the notice of the meeting at least two days before the meeting.

Proxies and Votes by Mail

In general, all shareholders who have properly registered their shares may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail.

Proxies will be sent to any shareholder on request. In order to be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting (in practice, we request that shareholders return proxies at least three business days prior to the meeting). A shareholder may grant proxies only to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed or approved by the board of directors and against all others.

With respect to votes by mail, we must send shareholders a voting form upon request. The completed form must be returned to us at least three days prior to the date of the shareholders’ meeting.

Quorum

The French Commercial Code requires that shareholders together holding at least 25% of the shares entitled to vote must be present in person, or vote by mail or by proxy, in order to fulfill the quorum requirement for:

•	an ordinary general meeting,

•	an extraordinary general meeting where only an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

The quorum requirement is one-third of the shares entitled to vote, on the same basis, for any other extraordinary general meeting.

For a special meeting of holders of a certain category of shares, the quorum requirement is half of the shares entitled to vote in that category, on the same basis.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where only an increase in our share capital is proposed through incorporation of reserves, profits or share premium. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. In the case of any other reconvened extraordinary general meeting or special meeting, shareholders having at least 25% of the shares entitled to vote (or voting shares belonging to the relevant category for special meetings of holders of shares of such specific category) must be present in person or voting by mail or by proxy for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum.

Majority

A simple majority of shareholders may pass a resolution at either an ordinary general meeting or an extraordinary general meeting only concerning a capital increase by incorporation of reserves, profits or share premium. At any other extraordinary general meeting and at any special meeting of holders of a specific category of shares, a two-thirds majority of the shareholder votes cast is required.

A unanimous shareholder vote is required to increase liabilities of shareholders.

Abstention from voting by those present or those represented by proxy or voting by mail is counted as a vote against the resolution submitted to a shareholder vote.

Under the French Commercial Code, shares of a company held by entities controlled by that company are not entitled to voting rights and do not count for quorum or majority purposes.

62/128

Back to Contents

Shareholder Rights

Shareholder rights can be amended only after an extraordinary general meeting of the class of shareholders affected has taken place. Two-thirds of the shares of the affected class voting either in person or by mail or proxy must approve any proposal to amend shareholder rights. The voting and quorum requirements applicable to this type of special meeting are the same as those applicable to an extraordinary general meeting, except that the quorum requirements for a special meeting are 50% of the voting shares, or 25% upon resumption of an adjourned meeting.

As previously noted, our shares currently constitute our only class of capital stock.

Financial Statements and Other Communications with Shareholders

In connection with any shareholders’ meeting, we must provide a set of documents including our annual report and a summary of the results of the five previous fiscal years to any shareholder who so requests. In addition, because our shares are listed on the Nouveau Marché of Euronext Paris, we are required to file a report (document de référence) with the COB each year that describes our company and our subsidiaries.

Dividends

We may only distribute dividends out of our “distributable profits”, plus any amounts held in our reserve that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law or our statuts. “Distributable profits” consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or our statuts.

Legal Reserve

The French Commercial Code requires us to allocate 5% of our unconsolidated statutory net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. At December 31, 2002, our legal reserve was €145,848. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

Approval of Dividends

According to the French Commercial Code, our board of directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If we have earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by our auditors, our board of directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. Our board of directors exercises this authority subject to French law and regulations and may do so without obtaining shareholder approval.

Distribution of Dividends

Dividends are distributed to shareholders pro rata according to their respective holdings of shares. Outstanding dividends are payable to shareholders on the date of the shareholders’ meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of our board of directors’ meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general meeting or by our board of directors in the absence of such a decision by the shareholders.

Dividends may be paid in cash or, if the shareholders meeting so decides by ordinary resolution, in kind, provided that all shareholders receive a whole number of assets of the same nature paid in lieu of cash. Our statuts provide that, upon a decision of the shareholders meeting taken by ordinary resolution, each shareholder may be given the choice to receive his dividend in cash or in shares.

Timing of Payment

According to the French Commercial Code, we must pay any existing dividends within nine months of the end of our fiscal year, unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

63/128

Back to Contents

Changes in Share Capital

Increases in Share Capital

As provided by the French Commercial Code, our share capital may be increased only with the shareholders’ approval at an extraordinary general meeting following the recommendation of our board of directors. Increases in our share capital may be effected by:

•	issuing additional shares,

•	increasing the nominal value of existing shares, or

•	creating a new class of equity securities.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

•	in consideration for cash,

•	in consideration for assets contributed in kind,

•	through an exchange offer,

•	by conversion of debt securities previously issued,

•	by capitalization of profits, reserves or share premiums, or

•	subject to various conditions, in satisfaction of debt incurred by our company.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting acting under regular quorum and majority requirements. See “—Shareholders’ Meetings and Voting Rights” above.

The shareholders may delegate the right to carry out any increase in share capital to our board of directors, provided that the increase has been previously authorized by the shareholders. Our board of directors may further delegate this right to our chairman and chief executive officer.

Decreases in Share Capital

According to the French Commercial Code, any decrease in our share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Preferential Subscription Rights

According to the French Commercial Code, if we issue specific kinds of additional securities, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights require us to give priority treatment to current shareholders. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital of our company by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on the Nouveau Marché of Euronext Paris.

Preferential subscription rights with respect to any particular offering may be waived by a vote of shareholders holding a two-thirds majority of the shares entitled to vote at an extraordinary general meeting. Our board of directors and our independent auditors are required by French law to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law.

64/128

Back to Contents

Shareholders also may notify us that they wish to waive their own preferential subscription rights with respect to any particular offering if they so choose.

The shareholders may decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe to the new securities, during a limited period of time.

In the event of a capital increase without preferential subscription rights to existing shareholders, French law requires that the capital increase be made at a price equal to or exceeding the average market price of the shares in any consecutive ten trading day period within the 20 trading days preceding the capital increase.

Form, Holding and Transfer of Shares

Form of Shares

Our statuts provide that the shares may be held in either bearer form or registered form at the option of the holder.

Holding of Shares

In accordance with French law relating to dematerialization of securities, shareholders’ ownership rights are represented by book entries instead of share certificates. We maintain a share account with Euroclear France (a French clearing system, which holds securities for its participants) for all shares in registered form, which is administered by Natexis Banques Populaires. In addition, we maintain separate accounts in the name of each shareholder either directly, or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held. 140 issues confirmations (attestations d’inscription en compte) to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.

Shares of a listed company may also be issued in bearer form. Shares held in bearer form are held and registered on the shareholder’s behalf in an account maintained by an accredited financial intermediary and are credited to an account at Euroclear France maintained by such intermediary. Each accredited financial intermediary maintains a record of shares held through it and issues certificates of inscription for the shares it holds. Transfers of shares held in bearer form may only be made through accredited financial intermediaries and Euroclear France.

Shares held by persons who are not domiciled in France may be registered in the name of intermediaries who act on behalf of one or more investors. Under a French statute dated May 15, 2001, when shares are so held, we are entitled to request from such intermediaries the name of the investors and the number of shares held by such investors. Also, we may request any legal person (personne morale) who holds more than 2.5% of our shares, to disclose the name of any person who owns, directly or indirectly, more than a third of its share capital or of its voting rights. A person not providing the complete requested information in time will be, until provision of the complete requested information, denied the right to vote and suspended the right to dividends, and may in addition be deprived by a French court of either its voting rights or its dividends or both for a period of up to five years.

Transfer of Shares

Our statuts do not contain any restrictions relating to the transfer of shares.

Registered shares must be converted into bearer form before being transferred on the Nouveau Marché on the shareholders’ behalf and, accordingly, must be credited to an account maintained by an accredited financial intermediary on the shareholder’s behalf. A shareholder may initiate a transfer by giving instructions to the relevant accredited financial intermediary. For additional information regarding the Nouveau Marché, see Item 9 “The Offer and Listing—Markets.” For dealings on the Nouveau Marché, the French Tax Code provides an exemption from the tax (impôt sur les opérations de bourse) that is usually assessed on the price at which the securities were traded. A fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

Liquidation Rights

If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be first distributed to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

65/128

Back to Contents

Requirements for Holdings Exceeding Certain Percentages

The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company, within 15 calendar days of the date it crosses the threshold, of the number of shares it holds and their voting rights. The individual or entity must also notify the Conseil des Marchés Financiers, or CMF, within five trading days of the date it crosses the threshold. Registered intermediaries holding shares in custody must comply with the preceding obligation whenever the aggregate holdings of their clients crosses such threshold, notwithstanding his own and each clients’ individual reporting obligations as the proprietary owner of the shares. The CMF makes the notice public.

French law and COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within 15 days of the date they cross the threshold. In the report, the acquirer must specify if it acts alone or in concert with others and specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors. The CMF makes the report public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intention, it must file a new report.

In order to permit holders to give the required notice, we must publish in the BALO, not later than 15 calendar days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding. In both cases, we must also provide the CMF with a written notice setting forth the number of voting rights outstanding. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), mentioning the date each such number was last updated.

If any proprietary owner fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the COB, and may be subject to criminal fines.

If a registered intermediary fails to comply with the legal notification requirement, the shares or voting rights registered in his name will be deprived of voting rights for all shareholders’ meeting until the registered intermediary complies with the notification and payment of dividends as postponed until such date. In addition, if a registered intermediary willfully fails to comply with these requirements the shares may be deprived of all or part of their voting right and dividends for up to five years by the Commercial Court, at the request of the company or shareholders holding 5% of more of the company’s share capital.

Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert owning in excess of 331/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

In addition, our statuts provide that any person or entity, acting alone or in concert with others, who holds or ceases to hold, directly or indirectly, a portion equal to, or greater than, 1% of the share capital or a multiple of such portion up to the threshold of 34% of the share capital, must notify us by certified mail, return receipt requested, within five trading days from the day any of such thresholds is crossed, the total number of shares and voting rights it owns directly and in concert, as well as the number of securities granting access in the future to the capital of the company and the voting rights potentially attached thereto.

Any person or entity that fails to comply with such notification requirements, upon the request, recorded in the minutes of the shareholders’ meeting, of one or more shareholders holding at least 5% of our share capital made at the general shareholders’ meeting, will be deprived of voting rights with respect to the shares in excess of the relevant threshold for all shareholders’ meetings until the end of a two-year period following the date on which such person or entity complies with the notification requirements.

Purchase of Our Own Shares

Under French law, our company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, acquire up to 10% of our share capital within a maximum period of 18 months, provided our shares are listed on a regulated market.

66/128

Back to Contents

To acquire our shares for this purpose, we must file a note d’information that has received the approval (visa) of the COB. We can elect to file such note d’information either prior to obtaining our shareholders’ approval at an ordinary general meeting, or after our board of directors, duly authorized by our shareholders, has decided to initiate the share purchase plan. By exception, our company will be exempted from filing a note d’information with the COB if our shareholders’ approve, at an ordinary general meeting, a share purchase plan limited, in volume, to 0.5% of the share capital and, in objectives, to purchases and sales of shares made to respond to market conditions or regulate market prices. If we benefit from this exemption, we will only be required to issue, at the latest on the day the share purchase plan is implemented, a press release containing all the information requested for a note d’information.

If we repurchase our shares in either of the foregoing manners, we have three options. We may:

•	keep the shares;

•	sell or transfer them, including to our employees under an authorized profit-sharing plan or stock option plan;

•	cancel the shares, with our shareholders’ approval at an extraordinary general meeting.

We may not cancel more than 10% of our outstanding share capital over any 24-month period. Our repurchase of shares also must not result in our company holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, or if we have different classes of shares, 10% of the shares of each class.

We must hold any shares we repurchase in registered form. These shares also must be fully paid up. Shares repurchased by us are deemed outstanding under French law but are not entitled to dividends or voting rights, and we may not exercise the preferential subscription rights attached to them.

The shareholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the preferential subscription rights attached to the other shares. However, if the shareholders decide to take them into account, we must either sell the rights attached to the shares we hold on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

The purchase and possible cancellation of 0.5% of our shares (up to €22.9 million) was authorized by our shareholders on June 28, 2002. The purchase price for any such share may not be greater than €60, and the selling price of any such share may not be lower than €5. Shares repurchased under this program may be used to:

•	respond to market conditions;

•	regulate market prices;

•	provide shares to our employees and officers under stock option plans or shares purchase plans;

•	finance external growth;

•	grant shares following the exercise of rights attached to securities that give the right to receive shares; and

•	optimize our capital allocation.

During 2002, we did not acquire any of our own shares.

We may purchase our shares from the date of our shareholders’ meeting of June 28, 2002 through the period ending 18 months from such date, which is December 28, 2003.

Trading in Our Own Shares

Under Règlement n° 90-04 of the COB, as amended, we may not trade in our own shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

•
trades must be executed on behalf of the company by only one intermediary in each trading session, unless the issuer executes its purchase plan partly through derivative instruments, in which case two intermediaries may be used, but only to the extent that the issuer is able to ensure adequate coordination between the intermediaries;

67/128

Back to Contents

•	any block trades may not be made at a price above the current market price; and

•	each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

If a company’s shares, like our shares, will be continuously quoted (cotation en continu), then a trade must meet three further requirements to be considered valid:

•
the trade must not influence the determination of the quoted price before the opening of trading, at the first trade of the shares, at the reopening of trading following a suspension, or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price;

•	the trade must not account for more than 25% of the average total daily trading volume on Euronext Paris in the shares during the three trading days immediately preceding the trade; and

•	the trade must not be carried out in order to influence the price of a derivative instrument relating to the company’s shares.

There are two periods during which we are not permitted to trade in our own securities: the 15-day period before the date on which we make our consolidated or annual accounts public, and the period beginning on the date at which we become aware of information that, if disclosed, would have a significant impact on the market price of our securities and ending on the date this information is made public.

There are certain exceptions to the above requirements:

•
trades by a company in its own shares that are used to finance an acquisition are deemed valid, regardless of whether the six requirements listed above are met if (a) the acquisition takes place at least three months after the company’s last trade in its own shares and (b) an independent advisor has been appointed in order to assess the value of the shares, the value of the assets acquired and the fairness of the exchange ratio; and

•
trades by a company in its own shares that are executed on behalf of the company by an intermediary pursuant to a liquidity agreement are deemed valid, regardless of whether the first two requirements listed above regarding continuous quotation and the two restrictions regarding the trading period are met if the terms of the liquidity agreement comply with the ethics guidelines (charte de déontologie) approved by the COB in its Instruction of April 10, 2001.

After making an initial purchase of our own shares, we must file monthly reports with the COB and the CMF that contain specified information about subsequent transactions (including purchases, sales and share cancellations). The CMF makes this information publicly available.

Ownership of Shares by Non-French Persons

The French Commercial Code currently does not limit the right of non-residents of France or non-French persons to own and vote shares. However, non-residents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in our company. Under existing administrative rulings, ownership of 20% or more of our share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances depending upon factors such as:

•	the acquiring party’s intentions,

•	the acquiring party’s ability to elect directors, or

•	financial reliance by the company on the acquiring party.

Enforceability of Civil Liabilities

We are a limited liability company (société anonyme) organized under the laws of France, and all of our directors and officers reside outside the United States. In addition, a substantial portion of our assets are located in France. As a result, it may be difficult for investors to effect service of process within the United States on such persons.

68/128

Back to Contents

It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts, judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in France, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws. Actions for enforcement of foreign judgments against such persons would require such persons who are of French nationality to waive their right under Article 15 of the French Civil Code to be sued only in France. We believe that no such French persons have waived such right with respect to actions predicated solely upon U.S. federal securities laws. In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law of July 26, 1968, as amended, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with such actions. Additionally, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France.

C.	Material Contracts

On April 20, 2001, we entered into U.S. $125 million credit facility, and we have amended this credit facility on several occasions, the most recent being April 30, 2003. This credit facility is described in more detail under Item 5 “Operating and Financial Review and Prospects — Liquidity and Capital Resources” and “—Recent Developments” and is included as an exhibit under Item 19.

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

Taxation of Dividends on Shares

In France, dividends are paid out of after-tax income. However, French residents are entitled to a tax credit, known as the avoir fiscal, in respect of dividends they receive from French companies. Individuals are entitled to an avoir fiscal equal to 50% of the dividend. The avoir fiscal applicable to corporate investors generally is equal to 10% of the dividend. Dividends paid to non-residents normally are subject to a 25% French withholding tax and are not eligible for the benefit of the avoir fiscal. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate of withholding tax, and may be entitled to benefit from a refund of the avoir fiscal, as described below.

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

69/128

Back to Contents

Dividends paid out of profits that have not been taxed at the ordinary corporate rate, or were earned and taxed more than five years before the distribution, are subject to an equalization tax called the précompte, which is payable by the distributing corporation. The précompte generally is equal to one-half of the amount of the dividend paid to the shareholder prior to deduction of withholding tax. Corporate investors entitled under a tax treaty to a refund of the avoir fiscal at a rate of 10% generally may claim an additional payment equal to 80% of the précompte actually paid in cash by the distributing corporation, net of applicable withholding tax. This additional payment is considered an increase to the avoir fiscal.

When a tax treaty does not provide for a refund of the avoir fiscal, or when a non-resident investor is not entitled to such a refund but is otherwise entitled to the benefits of the tax treaty, then a qualifying investor may generally obtain from the French tax authorities a payment equal to 100% of the précompte actually paid in cash by the distributing corporation, net of applicable withholding tax.

In September 2002, the French government announced a proposed reform of the French tax treatment of distributions, which is to be included in the draft Finance Law for 2004 that will be submitted to the French Parliament in September 2003. The proposed reform contemplates the implementation of a new mechanism to avoid double taxation of dividends and the elimination of the avoir fiscal and précompte mechanisms. This proposed reform, if adopted, may affect the right of eligible holders to obtain a tax credit payment from the French Treasury with respect to dividend distributions decided in year 2003. In addition, if the reform is adopted, eligible holders would no longer be entitled to tax credit payments from the French Treasury in respect of dividends paid in 2004 and after.

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

70/128

Back to Contents

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

However, under the Treaty, you can claim the benefit of a reduced dividend withholding tax rate of 15%. You will also be entitled to a payment from the French tax authorities equal to the avoir fiscal, less a 15% withholding tax, although as discussed above, the avoir fiscal system is currently the subject of a significant reform proposal. The proposed reform contemplates the implementation of a new mechanism to avoid double taxation of dividends and the elimination of the avoir fiscal and précompte mechanisms. This proposed reform, if adopted, may affect the right of U.S. holders to obtain a tax credit payment from the French Treasury with respect to dividend distributions decided in year 2003. In addition, if the reform is adopted, U.S. holders would no longer be entitled to tax credit payments from the French Treasury in respect of dividends paid in 2004 and after.

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

A U.S. holder that is a corporation generally will be entitled to an avoir fiscal refund of 10% of the amount of a dividend, while a U.S. holder who is an individual generally will be entitled to an avoir fiscal refund at a 50% rate, in both cases less a 15% withholding tax. The refund of the avoir fiscal will not be made available until after the close of the calendar year in which the dividend is paid.

Pension funds and certain other tax-exempt U.S. holders are generally entitled under the Treaty to a reduced withholding tax rate of 15%, and to a payment at least equal to 30/85 of the avoir fiscal generally payable to a corporation, less a 15% withholding tax.

U.S. holders that are not entitled to receive payments in respect of the avoir fiscal at the 50% rate (e.g., corporations and certain tax-exempt investors) will be entitled to receive an additional payment from the French tax authorities if we are liable for the précompte equalization tax (discussed under “— French Taxation”, above) in respect of a dividend distribution. Corporate holders generally will be entitled to receive, in addition to the payment made in respect of the avoir fiscal at 10%, a payment equal to 80% of the précompte that we actually pay in cash in respect of a dividend paid, less a 15% withholding tax. The additional payment is considered an increase to the avoir fiscal, and will also not be made available until after the close of the calendar year in which the dividend is paid.

Thus, for example, if we pay a dividend of 100 to an individual U.S. holder, the holder initially will receive 85, but will be entitled to an additional payment of 42.50, consisting of the avoir fiscal of 50 less a 15% withholding tax. If we pay a dividend of 100 to a U.S. holder that is a corporation, such U.S. holder initially will receive 85, but will generally be entitled to an additional payment of 8.5, consisting of the avoir fiscal of 10 less a 15% withholding tax; in the event that the dividend distribution triggers payment by us of the précompte, such U.S. holder generally may also obtain from the French tax authorities an additional payment equal to 80% of the précompte that we actually pay in cash, less a 15% withholding tax.

71/128

Back to Contents

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

If a holder that is not an individual submits an application for refund on Form RF 1A EU-No. 5052, the application must be accompanied by an affidavit attesting that the holder is the owner of all the rights attached to the full ownership of the shares (including dividend rights).

For partnerships or trusts, claims for Treaty benefits and related attestations are made by the partners, beneficiaries or grantors who also have to supply certain additional documentation.

To be eligible for Treaty benefits, pension funds and certain other tax-exempt U.S. holders have to comply with the filing requirements described above, except that they may have to supply additional documentation evidencing their entitlement to those benefits.

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

72/128

Back to Contents

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

Natexis Banque Polnhaires, Centre de Traitement de Caen, 10 rue des Roquements, 14099 Caen Cedex 9 France is the paying agent for our dividends. To date, we have not declared any dividends. For additional information regarding dividends, please see “Memorandum and Articles of Association — Dividends” above and “— Taxation” below.

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

Not applicable.

73/128

Back to Contents

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Rate Risk

We prepare our financial statements in euros. In 2002, 66% of our total revenues were recorded in U.S. dollars, 15% in British pounds, 5% in Swedish crowns and 2% in Australian dollars. Virtually all of the remaining revenues were in euros. Purchases and expenses in U.S. dollars, British pounds, Swedish crowns and Australian dollars represented approximately 75%, 7%, 2% and 2%, respectively, of our cost of revenues and operating expenses in 2002. A declining of the euro against the U.S. dollar, the British pound, the Swedish crown and the Australian dollar and other currencies in which we receive revenues could increase our reported revenues and reduce our reported operating and net loss. Between its introduction on January 1, 1999 and end 2001, the euro has declined from U.S. $1.17 per euro to $0.8813 per euro as of December 31, 2001. This decline has increased the euro value of the U.S. dollar revenues that we have earned in our U.S. activities. From early 2002, the euro has increased from U.S. $0.8813 per euro to $1.0487 per euro as of December 31, 2002. This augmentation has increased the euro value of the U.S. dollar revenues that we have earned in our U.S. activities. The impact on our revenues of the fluctuations of the euro against various currencies, primarily the dollar and the British pound, is described above under Item 5 “Operating and Financial Review and Prospects — Results of Operations.”

We incurred a net foreign exchange gain of €767 thousand in 2000, a net foreign exchange gain of €1,520 thousand in 2001 and a net foreign exchange gain of €1,276 thousand in 2002. The impact of currency exchange movements on our results of operations is typically mitigated by the fact that we incur expenses in local currency, and that we borrow in local currency, mainly in the United States, although this does not eliminate the entire impact. The extent to which changes in our revenues has historically been affected by currency exchange rate movements are described above. When deemed appropriate, we have entered into transactions to hedge our exposure to foreign exchange risks incurred in connection with borrowings, including by entering into forward contracts to purchase U.S. dollars and British pounds.

Interest Rate Risk

We are exposed to interest rate risk in our financing instruments. At December 31, 2002, we had variable rate debt totaling €112.7 million and had €0.1 million invested in short-term money market accounts bearing variable rates of interest. In order to reduce our exposure to fluctuations in interest rates, we have entered, when deemed appropriate, into transactions to hedge our exposure to interest rates. On June 29, 2001, we entered into a U.S. $57.5 million interest rate swap agreement to hedge our exposure on 50% of our outstanding term loans under the U.S. $125 million, credit facility, excluding the U.S. $10 million revolving line of credit, granted in April 2001, denominated in U.S. dollars. This new agreement replaced a previous agreement signed in August 1999. The effect of this new agreement was to convert underlying variable rate debt based on Libor USD to fixed rate debt with an interest rate of 5.52%. Each interest-rate swap agreement is designated with all or a portion of the principal balance and has a term equal to specific debt obligation. This agreement involves the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. The related amount payable to or receivable from third parties is included in other liabilities or assets. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are recognized as comprehensive income or loss. As a result, the comprehensive loss for this interest rate swap agreement amounted to €1.8 million at December 31, 2002.

We do not use derivative financial instruments for trading or other speculative purposes.

74/128

Back to Contents

Item 12. Description of Securities other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

American Depositary Receipts

The Bank of New York, as depositary, will execute and deliver ADRs. ADRs are American Depositary Receipts. Each ADR is a certificate evidencing a specific number of ADSs. Each ADSs will represent one-half of one of our ordinary shares (or the right to receive one-half of one of our ordinary shares) deposited with one of the following:

•	Société Générale, 32 Rue Champ de Tir, Nantes, France.

Each ADS will also represent any other securities, cash or other property that may be held by the depositary under the deposit agreement. The Bank of New York’s Corporate Trust Office is located at 101 Barclay Street, New York, New York 10286. The principal executive office of the depositary is located at One Wall Street, New York, New York 10286.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold your ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. French law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among Genesys S.A., the depositary, you, as an ADR holder, and the beneficial owners of ADRs sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

The following is a summary of the deposit agreement. For more complete information, you should read the entire deposit agreement and the ADR itself. Directions on how to obtain copies of these from the Securities and Exchange Commission are provided in the section entitled “Additional Information.” You may also inspect a copy of the deposit agreement at the depositary’s Corporate Trust Office.

Share Dividends and Other Distributions

How Will You Receive Dividends And Other Distributions on the Shares?

The depositary has agreed to pay to you the cash dividends or other distributions that it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ADSs you hold.

Cash. The depositary will convert any cash dividend or other cash distribution paid on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. Although the deposit agreement requires the depositary to convert amounts paid into U.S. dollars as promptly as practicable, it does not fix a specific date for the determination of exchange rates for conversions into U.S. dollars.

75/128

Back to Contents

If it is not possible to convert the amounts into U.S. dollars transferable to the United States on a reasonable basis or if any approval from a government or government agency is needed and is denied or cannot be obtained, the deposit agreement allows the depositary to distribute the dividends converted into U.S. dollars only to those ADR holders to whom it is possible to do so. It may distribute the dividends it cannot convert into U.S. dollars to, or hold such dividends for, the account of the ADR holders to whom it does not distribute dividends in U.S. dollars. It will not invest the funds it holds and it will not be liable for any interest.

Before making a distribution, any withholding taxes that must be paid under French law will be deducted. The section entitled “Taxation— Taxation of Shareholders— France” explains the relevant French tax rules. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the euros, you may lose some or all of the value of the distribution.

Shares. The depositary may, and at our request will, distribute new ADRs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADRs. It will sell shares that would require it to deliver a fractional ADR and distribute the net proceeds in the same way as it distributes cash. If the depositary does not distribute additional ADRs, the outstanding ADRs will also represent the new shares.

Rights to Receive Additional Shares. If we offer holders of our shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. The depositary must first consult with us and we must furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence, and the depositary decides it is practical to sell the rights, the depositary will sell the rights and distribute the proceeds, in the same way as it distributes cash. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADRs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of ADRs issued upon exercise of rights. For example, you may not be able to trade the ADRs freely in the United States. In this case, the depositary may deliver ADRs under a separate restricted deposit agreement that will contain the same provisions as the deposit agreement, except for changes needed to put the restrictions in place.

Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it distributes cash or it may choose any method to distribute the property it deems equitable and practicable.

The depositary is not responsible if it decides that it is unlawful or impractical to make distributions available to any ADR holders. We have no obligation to register our ADSs, shares, rights or other securities under the Securities Act or to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How Does the Depositary Deliver ADRs?

The depositary will deliver ADRs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of our ADSs in the names you request and will deliver the ADRs at its Corporate Trust Office to the persons you request.

How Do ADR Holders Cancel an ADR and Obtain Shares?

You may turn in your ADRs at the depositary’s Corporate Trust Office. Upon payment of its fees and expenses and any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver (1) the underlying shares to an account designated by you; and (2) any other deposited securities underlying the ADR at the office of a custodian or, at your request, risk and expense, the depositary will deliver the deposited securities at its Corporate Trust Office.

76/128

Back to Contents

Voting Rights

How Do You Vote?

You may instruct the depositary to vote the shares underlying your ADRs, but only if we ask the depositary to ask for your instructions. Otherwise you will not be able to exercise your right to vote unless you withdraw the shares from the ADR program and vote as an ordinary shareholder. However, you may not know about the meeting sufficiently in advance to withdraw the shares.

If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on; and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADRs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to French law and the provisions of our by-laws, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

The deposit agreement allows the depositary and Genesys S.A. to change the voting procedures or require additional voting procedures in addition to the ones described above if necessary or appropriate to comply with French or United States law or our by-laws. For example, you might be required to arrange to have your ADSs deposited in a blocked account for a specified period of time prior to a shareholders’ meeting in order to be allowed to give voting instructions.

Fees and Expenses

ADR holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion thereof)	Each issuance of an ADS, including as a result of a distribution of shares or rights or other property
Each cancellation of an ADS, including if the deposit agreement terminates
$.02 (or less) per ADS (or portion thereof)	Any cash payment
Registration or Transfer Fees	Transfer and registration of shares on the share register of the foreign registrar from your name to the name of the depositary or its agent when you deposit or withdraw shares
Expenses of The Bank of New York	Conversion of foreign currency to U.S. dollars
Cable, telex and facsimile transmission expenses
Servicing of shares or deposited securities
Taxes and other governmental charges the depositary or the Custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADSs. The depositary may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADSs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

77/128

Back to Contents

Changes Affecting Deposited Securities

We:
• Change the nominal or par value of our shares.	•	Distribute securities on the deposited shares that are not distributed to you.
• Reclassify, split up or consolidate any of the deposited securities.	•	Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action.

Then either:
The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.	The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it receives. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Disclosure of Interests

The obligation of a holder or other person with an interest in our ordinary shares to disclose information under French law and under our by-laws also applies to you and any other persons with an interest in the ADRs other than the depositary. The consequences for failure to comply with these provisions will be the same for you and any other persons with an interest as for a holder of our ordinary shares. For additional information regarding these obligations, see Item 10 “Additional Information — Memorandum and Articles of Association — Share Capital.”

Amendment and Termination

How May the Deposit Agreement be Amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or certain registration fees, cable, telex or facsimile transmission costs, delivery cots or other such expenses of the depositary, or prejudices a substantial right of ADR holders, it will only become effective 30 days after the depositary notifies you of the amendment. At the time an amendment becomes effective, you will be considered, by continuing to hold your ADR, to have agreed to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How May the Deposit Agreement be Terminated?

The depositary will terminate the agreement if we ask it to do so. The depositary may also terminate the agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In both cases, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will be required to do only the following under the deposit agreement (1) collect distributions on the deposited securities; and (2) deliver shares and other deposited securities upon cancellation of ADRs. One year or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that the depositary will hold the money it received on the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money, which it may hold unsegregated, and will have no liability for interest. The depositary’s only obligations will be to account for the proceeds of the sale and other cash and with respect to indemnification. After termination, our only obligation will be with respect to indemnification and to pay certain amounts to the depositary.

Limitations on Obligations and Liability to ADR Holders

Limits on Our Obligations and Obligations of the Depositary; Limits on Liability to ADR holders

The deposit agreement expressly limits our obligations and the obligations of the depositary and it limits our liability and the liability of the depositary. We and the depositary:

•	are obligated only to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either is prevented or delayed by law or circumstances beyond its control from performing its obligations under the deposit agreement;

78/128

Back to Contents

•	are not liable if either exercises or fails to exercise discretion provided for under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other party;

•	are not liable for any acts or omissions in reliance upon the advice of or any information from any person reasonably believed in good faith to be competent to give such advice or information;

•	may rely upon any documents it believes in good faith to be genuine and to have been signed or presented by the proper party; and

•	are not liable for any failure to carry out voting instructions or for the manner in which a vote was cast, provided they act in good faith.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register transfer of an ADR, make a distribution on an ADR, or process a withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADRs, register transfers of ADRs or permit withdrawals of shares when the transfer books of the depositary or our transfer books are closed, or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your ADRs

You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•
when temporary delays arise when we or the depositary have closed our transfer books or the deposit of shares is blocked in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

Unless we tell the depositary not to, the deposit agreement permits the depositary to deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADRs. The depositary may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer owns the shares or ADRs to be deposited; (2) the pre-release must be fully collateralized with cash, U.S. government securities or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

79/128

Back to Contents

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures

Within 90 days prior to the date of this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the Annual Report on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. The evaluation was performed under the supervision of our Chief Executive Officer, François Legros, and our Chief Financial Officer, Michael Savage, and our disclosure committee. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship among the possible controls and procedures. Based on the foregoing, our company’s management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have no significant changes in our internal controls or in other facts that could significantly affect internal controls subsequent to the date of evaluation. Therefore, no corrective actions were taken.

Item 16. [Reserved]

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

See pages F-1 through F-39, incorporated herein by reference.

Item 19. Exhibits

Documents filed as exhibits to this annual report:

1.1	Bylaws (statuts) of Genesys (English translation) (as adopted by the General Meeting on June 28, 2002).

2.1	Form of Deposit Agreement (incorporated herein by reference to Exhibit A to the Registration Statement on Form F-6 relating to our American Depositary Shares).

4.1
U.S. $125 million Credit Facility among Vialog Corporation, Genesys S.A., BNP Paribas and Others dated April 20, 2001, as amended November 27 2001, as amended June 11, 2002 (incorporated herein by reference to Exhibit 4.1 of our annual report on Form 20-F for the year ended December 31, 2001 as filed with the SEC on June 12, 2002).

4.2
Excerpt from the Information Document (Note d’Information) of our company relating to the terms and conditions of our 3% convertible bonds due September 2004 (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-4, File No. 333-55392).

4.3	Amendment to our U.S. $125 million Credit Facility dated April 30, 2003.

8.1	For a list of our significant subsidiaries, see Item 4 “Information on the Company — Organizational Structure”.

99.1	Certifications by François Legros, Chairman and Chief Executive Officer, and Michael E. Savage, Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certifications by François Legros, Chairman and Chief Executive Officer, and Michael E. Savage, Chief Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.

80/128

Back to Contents

GENESYS S.A.

INDEX TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

U.S. GAAP

Back to Contents

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Genesys S.A.

We have audited the accompanying consolidated balance sheets of Genesys S.A. as of December 31, 2000, 2001 and 2002, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of Genesys’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genesys S.A. at December 31, 2000, 2001 and 2002, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the consolidated financial statements, in 2002, Genesys S.A. changed its method of accounting for goodwill and other intangible assets in accordance with guidance provided in Statement of Financial Accounting Standards No.142, “Goodwill and other Intangible Assets”.

ERNST & YOUNG AUDIT

/s/ Antoine Peskine Represented by Antoine Peskine

Montpellier, France
May 12, 2003

Back to Contents

GENESYS S.A.
CONSOLIDATED BALANCE SHEETS

	December 31,

	2000	2001	2002

	(in thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	€49,705	€17,510	€9,976
Accounts receivable, less allowances of €1,431 in 2000 €3,201 in 2001and €3,502 in 2002	22,974	48,989	35,930
Inventory	136	146	72
Prepaid expenses	2,517	7,156	1,874
Other current assets	2,006	6,664	5,261

Total current assets	77,338	80,465	53,113
Property and equipment, net	22,475	47,697	32,234
Goodwill, net	83,385	163,768	79,963
Customer lists, net	13,370	88,405	77,594
Technology, net	—	16,332	630
Other intangibles, net	3,503	6,553	26
Investment in affiliated company	109	126	118
Deferred tax assets	281	236	361
Deferred financing costs, net	756	4,722	3,797
Promissory notes	5,462	—	—
Other assets	490	2,100	1,897

Total assets	€207,169	€410,404	€249,733

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	€1,882	—	€3,417
Accounts payable	8,462	€24,533	14,344
Accrued liabilities	4,244	7,148	7,178
Accrued compensation	3,956	7,489	6,555
Taxes payable	4,750	9,929	8,998
Deferred revenue	863	4,198	352
Current portion of long-term debt	6,782	6,901	1,143
Current portion of capitalized lease obligations	503	266	191
Current portion of deferred tax liability	400	5,346	3,097
Current portion of other long-term liabilities	—	—	2,284
Other current liabilities	2,791	6,894	1,759

Total current liabilities	34,633	72,704	49,318
Long-term portion of long-term debt	44,041	142,552	120,165
Long-term portion of capitalized lease obligations	382	171	149
Long term portion of deferred tax liabilities	—	28,503	20,666
Other long-term liability	—	3,606	6,644
Commitments and contingencies	—	—	—
Shareholders’ equity:
Ordinary shares; €5.00 nominal value; 9,342,381,15,271,064 and 15,409,933 shares issued and outstanding at December 31, 2000, 2001 and 2002, respectively	46,712	76,356	77,050
Common shares to be issued: €5.00 nominal value; 250,687 and 137,347 shares at December 31, 2001 and 2002, respectively	—	1,253	687
Additional paid-in capital	90,199	194,019	194,217
Accumulated other comprehensive income	4,117	3,749	6,980
Deferred compensation	—	(465)	(220)
Accumulated deficit	(12,766)	(111,293)	(225,172)

	128,262	163,619	53,542
Less cost of treasury shares: 2,905, 22,131 and 22,131 shares at December 31, 2000, 2001 and 2002, respectively	(149)	(751)	(751)

Total shareholders’ equity	128,113	162,868	52,791

Total liabilities and shareholders’ equity	€207,169	€410,404	€249,733

See notes to financial statements

Back to Contents

GENESYS S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,

	2000	2001	2002

	(in thousands, except share data)
Revenue:
Services	€89,336	€177,120	€199,068
Products	3,083	1,831	1,595

	92,419	178,951	200,663
Cost of revenue:
Services	38,173	74,774	86,193
Products	2,548	1,402	1,250

	40,721	76,176	87,443

Gross profit	51,698	102,775	113,220
Operating expenses:
Research and development	2,613	5,366	4,734
Selling and marketing	17,867	42,718	49,976
General and administrative	27,165	53,920	56,487
Restructuring charge	—	—	4,336
Impairment of goodwill and other intangibles	—	61,269	93,613
Amortization of goodwill and other intangibles	7,015	30,768	13,888

Total operating expenses	54,660	194,041	223,034
Operating loss	(2,962)	(91,266)	(109,814)
Financial income (expense)
Interest income	1,486	380	99
Interest expense	(3,558)	(8,407)	(9,256)
Foreign exchange gain	767	1,520	1,276
Other financial income (expense), net	1,960	(215)	(1,106)

Financial income (expense), net	655	(6,722)	(8,987)
Equity in loss of affiliated company	(76)	(55)	(8)

Loss before taxes	(2,383)	(98,043)	(118,809)
Income tax (expense) credit	(3,589)	(484)	5,043

Net loss	€(5,972)	€(98,527)	€(113,766)

Basic and diluted net loss per share	€(0.76)	€(7.65)	€(7.32)

Number of shares used in computing basic and diluted net loss per share	7,831,257	12,878,594	15,541,898

See notes to financial statements

Back to Contents

GENESYS S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Ordinary shares to be issued Amount	Additional paid-in capital				Accumulated other comprehensive income	Shareholders’ equity
					Treasury shares	Deferred compensation	Accumulated deficit
	Shares	Amount

	(in thousands, except share data)
Balance at January 1, 2000	6,627,607	€30,311	—	€15,146	—	—	€(6,794)	€2,671	€41,334
Issuance of ordinary shares at prices ranging from €43.14 to €60.37 per share, net of offering expenses	2,714,774	12,684		78,800					91,484
Conversion of capital into euro and increase in par value from €4.57 to €5.00		3,717		(3,747)					(30)
Purchase of treasury shares					€(149)				(149)
Components of comprehensive income:
Net loss							(5,972)		(5,972)
Unrealized loss on investments								(43)	(43)
Foreign currency translation								1,489	1,489

Total comprehensive loss		—	—	—	—	—	(5,972)	1,446	(4,526)

Balance at December 31, 2000	9,342,381	46,712	—	€90,199	€(149)	—	€(12,766)	€4,117	€128,113
Issuance of ordinary shares at prices ranging from €14.70 to €54.00 per share, net of offering expenses	5,928,683	29,644		87,003					116,647
Ordinary shares to be issued			€1,253	5,964					7,217
Issuance of replacement stocks options relating to the acquisition of Vialog and Astound				10,853					10,853
Deferred stock-based compensation						€(644)			(644)
Amortization of deferred Stock-based compensation						179			179
Purchase of treasury shares					(529)				(529)
Net loss of disposed treasury shares					(73)				(73)
Components of comprehensive loss:
Net loss							(98,527)		(98,527)
Foreign currency translation								1,881	1,881
Unrealized loss on cash flow hedges								(2,249)	(2,249)

Total comprehensive loss		—	—	—	—	—	(98,527)	(368)	(98,895)

Balance at December 31, 2001	15,271,064	€76,356	€1,253	€194,019	€(751)	€(465)	€(111,293)	€3,749	€162,868

Exercised stock-options	25,529	128		198					326
Converted notes	113,340	566	(566)						—
Amortization of deferred Stock-based compensation						245			245
Other movements							(113)		(113)
Components of comprehensive income:
Net loss							(113,766)		(113,766)
Foreign currency translation								2,821	2,821
Unrealized gain on cash flow hedges								410	410

Total comprehensive loss		—	—	—	—	—	(113,766)	3,231	(110,535)

Balance at December 31, 2002	15,409,933	€77,050	€687	€194,217	€(751)	€(220)	€(225,172)	€6,980	€52,791

See notes to financial statements

Back to Contents

GENESYS S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,

	2000	2001	2002

Cash flows from operating activities:
Net loss	€(5,972)	€(98,527)	€(113,766)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	7,474	15,862	15,728
Amortization of goodwill and other intangibles	7,015	30,768	13,888
Impairment of goodwill and other intangibles	—	61,269	93,613
Amortization of deferred financing costs and debt issuance discount	437	1,107	1,365
Amortization of deferred charges	—	119	80
Allowance for bad debt	297	2,948	2,617
Amortization of deferred stock-based compensation	—	179	245
Loss (gain) on disposal of assets	49	293	(71)
Deferred taxes expense (credit)	378	(3,062)	(8,367)
Equity in loss of affiliated companies	75	55	8
Changes in unrealized losses on investments	(43)	—	—
Changes in operating assets and liabilities, net of effects of acquisition of businesses:
Decrease (increase) in accounts receivable	(3,614)	(7,449)	3,462
Decrease in inventory	169	32	74
Decrease (increase) in prepaid expenses	(344)	(5,897)	3,620
Decrease (increase) in other assets	(1,843)	638	782
(Increase) in note receivable	—	(18,462)	—
Increase (decrease) in accounts payable	1,719	(2,412)	(5,607)
Increase (decrease) in accrued liabilities	645	1,828	(897)
Increase (decrease) in accrued compensation	2,569	734	(409)
Increase (decrease) in accrued taxes	1,861	(78)	(710)
Increase (decrease) in deferred revenue	(740)	659	(2,214)
Increase (decrease) in other liabilities	(830)	1,097	3,768

Net cash provided by (used in) operating activities	9,302	(18,299)	7,209

Cash flows from investing activities:
Acquisition of customer list	(4,470)	—	—
Acquisitions of businesses, net of cash acquired	(7,498)	(21,432)	(4,299)
Acquisition of furniture and equipment	(10,593)	(15,952)	(6,785)
Proceeds from sales of furniture and equipment	119	1,327	980
Issuance of promissory notes	(5,793)	—	—

Net cash used in investing activities	(28,235)	(36,057)	(10,104)

Cash flows from financing activities:
Increase (decrease) in bank overdrafts	1,099	(1,882)	3,417
Net proceeds from issuance of common stock	55,206	21,347	326
Purchase of treasury shares	(149)	(529)	—
Net proceeds from sales of treasury shares	—	(74)	—
Proceeds from the issuance of long-term debt	5,376	6,594	—
Principal payments on long-term debt	(7,971)	(3,023)	(6,481)
Deferred financing costs	—	(1,731)	(572)

Net cash provided by (used in) financing activities	53,561	20,701	(3,310)

Effect of foreign exchange rate changes on cash and cash equivalents	1,323	1,459	(1,329)
Increase (decrease) in cash and cash equivalents	35,951	(32,195)	(7,534)
Cash and cash equivalents, beginning of period	13,754	49,705	17,510

Cash and cash equivalents, end of period	€49,705	€17,510	€9,976

Supplemental disclosures of cash flow information:
Interest paid	€3,472	€7,310	€7,578
Income taxes paid	1,677	1,933	3,286
Non-cash investing and financing transactions:
Fixed assets acquired under capital lease	€397	—	€218
Issuance of common stock in connection with acquisitions	22,429	101,941	—
Acquisition of businesses:
Assets acquired	€28,818	€331,843	—
Liabilities assumed and issued	(2,648)	(200,569)	—
Common stock issued	(22,435)	(94,724)	—
Common stock committed to be issued	—	(7,217)	—
Acquisition costs incurred in connection with probable acquisitions	2,914	—	—
Costs incurred during previous period for current year acquisitions	—	(1,682)	—
Cash to be paid in the following period	(920)	(4,170)	—
Cash paid in connection with previous period acquisitions	1,876	1,112	4,299

Cash paid	7,605	24,593	4,299
Less cash acquired	(107)	(3,161)	—

Net cash paid for acquisitions of businesses	€7,498	€21,432	€4,299

See notes to financial statements

Back to Contents

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

As a publicly traded company on the Nouveau Marché of Euronext Paris since October 1998, the Company publishes consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in France, which differ in certain respects from generally accepted accounting principles in the United States.

In addition, the Company has been listed on the Nasdaq Stock Market since April 26, 2001. As a result, the Company filed a Form 20-F on June 29, 2001 and June 12, 2002 including consolidated financial statements for the fiscal year ended December 31, 2000 and 2001, respectively, that have been prepared in accordance with generally accepted accounting principles in the United States.

The main consolidation principles are as follows:

•	Companies which are wholly owned or which the Company controls are consolidated;

•	Companies over which the Company exercises significant influence but does not control are accounted for under the equity method of accounting;

•	All significant inter-company transactions and balances are eliminated.

Scope of consolidation

The following companies have been consolidated:

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

Name	Location	Interest and control

Fully consolidated companies:
Genesys S.A	Montpellier, France	Parent company
Genesys Conferencing France, S.A.	Ivry, France	100%
Genesys Conferencing A.B	Stockholm, Sweden	100%
Genesys Conferencing S.A	Brussels, Belgium	100%
Genesys Conferencing Ltd	Croydon, England	100%
Genesys Conferencing Pte Ltd	Singapore	100%
Genesys Conferencing Pty Ltd	Melbourne, Australia	100%
Genesys Conferencing Ltd	Hong Kong	100%
Genesys Conferencing, Inc	Denver, USA	100%
Genesys Conferencing S.R.L	Milan, Italy	100%
Genesys Conferencing Ltd	Toronto, Canada	100%
Darome Teleconferencing GmbH	Berlin, Germany	100%
Eesys, S.A.S	Paris, France	100%
Geene, S.A.S	Paris, France	100%
305 4344 Nova Scotia Ltd	Halifax, Canada	100%
305 4345 Nova Scotia Ltd	Halifax, Canada	100%
Affiliates accounted for under the equity method:
Genesys Conferencing Iberia	Madrid, Spain	20%

On January 1, 2002, Genesys Conferencing Inc merged into Genesys Conferencing of Massachusetts, Inc. Thereafter, Genesys Conferencing of Massachusetts, Inc. was renamed to Genesys Conferencing, Inc.

In 2002, Astound Inc was renamed to Genesys Conferencing Ltd (Canada).

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

Translation of financial statements of foreign subsidiaries

The functional currency of each subsidiary is the local currency, except Genesys Conferencing Ltd (formerly Astound Inc), a Canadian company using U.S. dollars. In accordance with Statement of Financial Accounting Standard No. 52, assets and liabilities of the Company and its subsidiaries with functional currencies other than the Euro are translated into Euro equivalents at the rate of exchange in effect on the balance sheet date. Revenues and expenses are translated at the average exchange rates for each reporting period. Foreign Currency translation gains or losses are recorded as a separate component of shareholders’ equity.

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

Back to Contents

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

Goodwill and identifiable intangible assets

Goodwill represents the excess purchase price paid over the net identifiable tangible and intangible assets acquired in business combinations. Other intangible assets primarily represent technology and customer lists.

Prior to January 1, 2002, goodwill and other intangible assets were being amortized on a straight-line basis over the following periods: 3 to 5 years for assembled workforce, 4 years for technology, 5 to 10 years for customer lists and 20 years (audio and video teleconferencing) or 5 years (data and web conferencing) for goodwill, which represented their estimated useful lives.

The Company has adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, since January 1, 2002. Statement 142 prohibits the amortization of goodwill and indefinite-lived intangible assets. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets that have definite lives will continue to be amortized over their useful lives.

Application of the non-amortization provisions of Statement 142 resulted in a decrease in amortization expenses of approximately €12.7 million for the year ended December 31, 2002. The Company also reclassified an assembled workforce intangible asset with an unamortized balance of €6.5 million (along with a deferred tax liability of €1.8 million) to goodwill at January 1, 2002. The following table sets forth net loss and net loss per share to exclude amortization of goodwill recorded prior to the adoption of Statement 142 on January 1, 2002:

	Years ended December 31,

	2000	2001	2002

Reported net loss	€(5,972)	€(98,527)	€(113,766)
Add back: amortization of goodwill	7,015	30,768	—

Adjusted net loss	€1,043	€(67,759)	€(113,766)

Reported basic and diluted net loss per share	€(0.76)	€(7.65)	€(7.32)
Add back: amortization of goodwill	0.89	2.39	—

Adjusted basic and diluted net loss per share	€0.13	€(5.26)	€(7.32)

The Company tests goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. In the first quarter of 2002, the Company performed the first step of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Based on the results of this transition test, including a report from an independent expert, no impairment charge was recorded at January 1, 2002 as a cumulative effect of change in accounting principle.

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

The required annual impairment test was performed as of October 1, 2002. Following the results of the first step of the required impairment test which was failed, the second step was required. Based on the results of this annual impairment test, including a report from an independent expert, an impairment charge of €81.7 million was recorded, as described in note No. 3, Impairment of goodwill and identifiable intangible assets.

Since January 1, 2002, other intangible assets have been amortized on a straight-line basis over the following periods: 4 years for technology and 5 to 10 years for customer lists, which represented their estimated useful lives.

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

Impairment of long-lived assets

The Company has applied Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), since January 1, 2002, whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company tests identifiable intangible assets for impairment using the two-step process prescribed in Statement 144. In accordance with this Statement, an impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is assessed using discounted cash flows. Based on the results of this review in 2002 of certain identifiable intangible assets, including a report from an independent expert, an impairment charge of €11.9 million was recorded, as described in note No. 3, Impairment of goodwill and identifiable intangible assets.

Research and development

The Company maintains engineering departments that, in part, develop features and products for group communications. The Company charges to expense when incurred that portion of the costs of these departments which relates to research and development activities.

In 2000, 2001 and 2002, research and development expenses amounted to €2,613, 5,366 and €4,734 which represents 2.8%, 3.0% and 2.4% of total revenue, respectively. Expenses relating to software and information system network maintenance and development classified as general and administrative expenses in 2000, 2001 and 2002 amounted to €2,555, €6,318 and €7,894, respectively, which represents 2.7%, 3.5% and 3.9% of total revenue, respectively.

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

Back to Contents

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

Deferred tax liability is recorded for identifiable intangible assets (technology and customer lists), if necessary. Such liability is amortized over the life of the related intangible assets.

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

Pro forma information regarding net income and earnings per share is required by SFAS 123 and SFAS 148, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

	2000	2001	2002

Expected dividend yield	0%	0%	0%
Expected volatility	0.913	0.985	0.865
Risk-free interest rate	5.40%	5.05%	4.93%
Weighted average expected life	5.6 years	5.5 years	5.5 years

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information is as follows (in thousands of euros except for earnings per share information):

	Years ended December 31,

	2000	2001	2002

Net loss, as reported	€(5,972)	€(98,527)	€(113,766)
Add: Stock-based employee compensation expense included in reported net loss	—	179	245
Deduct: Stock-based employee compensation expense determined under fair value method for all stock option grants (SFAS 123 expense)	(3,438)	(9,645)	(8,837)

Pro forma net loss	€(9,410)	€(107,993)	€(122,358)

Basic and diluted net loss per common share, as reported	(0.76)	(7.65)	(7.32)
Pro forma basic and diluted net loss per common share	(1.20)	(8.39)	(7.87)

The weighted average fair value of options granted during 2000, 2001 and 2002 was as follows:

	Years ended December 31,

	2000	2001	2002

Options whose price was less than the market price of the underlying shares on the grant date	€46.98	€18.10	€—
Options whose price was greater than the market price of the underlying shares on the grant date	39.93	12.62	13.72

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

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

Net earnings per share

In accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” basic and diluted earnings per share have been presented. Basic earnings per share exclude the dilutive effects of options and reflect only the actual ordinary shares outstanding. Diluted earnings per share include the dilutive effects of options as if they had been exercised. Because the potentially issuable shares from the exercise of stock options would be antidilutive, there are no differences between basic and diluted net loss per share for the Company through December 31, 2002.

Segment reporting

Management has reviewed Statement of Financial Accounting Standards No. 131 “Disclosures About Segments of an Enterprise and Related Information” and considered the way its operations are currently organized. Management has concluded that the Company and its subsidiaries operate currently in four reportable segments: North America, Europe and Asia-Pacific, and starting in 2002, a Global Video division, as management internally evaluates and reports the performance of the Company on the basis of these separate 4 business units. Segment information for 2000 and 2001 initially based on three segments have been restated to report the Global Video Division as a separate segment to be comparable with the segment presentation for 2002.

Advertising expense

The cost of advertising is expensed as incurred. The Company’s advertising costs for the years ended December 31, 2000, 2001 and 2002 were €2,810, €2,987 and €2,309, respectively.

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

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period during which the hedged transaction affects earnings. At December 31, 2002, the Company does not hold derivative instruments that are designated and qualify as a fair value hedge or hedge of a net investment in a foreign currency. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

During the year ended December 31, 2002, the Company did not recognize gains or losses for cash flow hedges that has been discontinued.

Concentration of risk

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash equivalents and trade receivables.

The Company has cash investment policies that limit investments to short-term low-risk instruments. The Company’s cash is held primarily in U.S. dollars, Euros and British Sterling Pounds (GBP) and concentrated mainly in 5 banks in the United States, France and the United Kingdom and.

The Company sells its services and products to customers in a variety of countries in North America, Europe and Asia-Pacific. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses.

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

To date, such losses have been within management’s expectations. A summary of the activity in the allowance for doubtful accounts is as follows:

	Years ended December 31,

	2000	2001	2002

Allowance balance at January 1	€1,235	€1,431	€3,201
Amounts charged to expense	676	3,189	2,617
Amounts written off	(525)	(1,469)	(1,935)
Currency translation adjustment	—	50	(381)
Net assets acquired	45	—	—

Allowance balance at December 31	€1,431	€3,201	€3,502

For all periods presented, no customer represented revenues in excess of 10% of the Company’s total consolidated revenues.

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”). SFAS 143 requires the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 will become effective for the Company beginning on January 1, 2003. The Company does not anticipate that adoption of SFAS 143 will have a material impact on its results of operations or its financial position.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections. (“SFAS 145”). This Statement amends FASB Statement 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The rescission of SFAS 4 is effective for fiscal years beginning after May 15, 2002. The other provisions are effective for transactions occurring on or after May 15, 2002. The adoption of the provisions of this Statement relating to 2002 have not resulted in a material impact on The Company’s financial position or on its results of operation and cash-flows as of December 31, 2002. The Company does not anticipate that adoption of the provisions of this Statement relating to the classification of gains resulting from the extinguishment of debt (SFAS 4) will have a material impact on its results of operations or its financial position.

In June 2002, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”). SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The provisions of SFAS 146 are not expected to have a material impact on the Company’s consolidated financial statements.

In November 2002, the Emerging Issues Task Force reached consensus on EITF Issue 00-21 Accounting for Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. However, this Issue does provide guidance with respect to the effect of certain customer rights due to vendor nonperformance on the recognition of revenue allocated to delivered units of accounting. This Issue also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the vendor. Finally, this Issue provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. The provisions of this Issue become effective for fiscal periods beginning after June 15, 2003. The Company is currently reviewing this Issue to measure the potential impact on its results of operations and financial position.

In November 2002, the Financial Accounting Standard Board issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“the Interpretation”). The Interpretation will significantly change current practice in the accounting for and disclosure of guarantees.

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

The Interpretation requires certain guarantees to be recorded at fair value, which is different from current practice, which is generally to record a liability only when a loss is probable and reasonably estimable, as those terms are defined in Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. The Interpretation also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote, which is another change from current practice. The Interpretation’s disclosure requirements are effective and have been adopted by the Company for the financial statements ending December 31, 2002. The Interpretation’s initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The guarantor’s previous accounting for guarantees issued prior to the date of the Interpretation’s initial application should not be revised or restated to reflect the Interpretation’s provisions. The Company is currently reviewing the initial recognition and measurement provisions of the Interpretation to measure the potential impact on its financial position and results of operations.

In December 2002, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure (“SFAS 148”). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for the Company’s fiscal year 2003. The Company does not expect SFAS 148 to have a material effect on the Company’s financial position or results of operations.

In January 2003, the Financial Accounting Standards Board announced the issuance of Interpretation No. 46, Consolidation of Variable Interest Entities (an interpretation of ARB 51). As a result of increasing transactions involving variable interest entities, and given the fragmented and incomplete accounting literature available, Interpretation 46 addresses consolidation of certain types of variable interest entities by business enterprises considered to be the primary beneficiaries of the variable interest entities. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’ expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. Consolidation of variable interest entities is no longer determined solely on the majority of voting interests approach, but instead on identifying the enterprise holding the controlling financial interests in the variable interest entity. A primary beneficiary holds the controlling financial interests in a variable interest entity and is required to consolidate the assets, liabilities, and results of the activities of the variable interest entity in the primary beneficiary’s consolidated financial statements. Interpretation 46 requires additional disclosures relating to transactions involving variable interest entities to be made by primary beneficiaries and enterprises holding significant variable interests in variable interest entities. This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. For variable interests acquired by The Company before February 1, 2003, this Interpretation becomes applicable beginning on January 1, 2004. The Company is currently reviewing the Interpretation to assess the potential impact on its financial position and results of operations upon adoption.

Note 3. Impairment of goodwill and identifiable intangible assets
	Years ended December 31,

	2001	2002
Impairment of:
Goodwill	€50,611	€81,749
Identifiable intangible assets	10,658	11,864

	€61,269	€93,613

2001

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

Based on the results of this review, including an independent report, the Company recorded a total impairment charge of €61,269. Of this amount, €50,611 was a reduction to the carrying value of goodwill and the remaining €10,658 was a reduction to the carrying value of identifiable intangible assets. The impairment charge of €61,269 is mainly associated with the acquisition of Astound (€32,777) and video-conferencing (€20,598) which were included in service offerings of several acquisitions made by the Company.

Back to Contents

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

2002

In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, that requires that goodwill be reviewed for impairment at least annually, the Company tested goodwill for impairment using the two-step process prescribed in Statement 142 at the date of October 1, 2002. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. Under the guidance of SFAS 142, the Company divided its business into reporting units composed of 4 reportable segments (North America, Europe, Asia-Pacific and Global Video Division). For segments where the carrying value exceeded the estimated fair value of net assets, the second step was required. During this second step, the amount of impairment is defined by the difference of implied fair value of goodwill and its book value at the date of the review. The Company performed this review with the assistance of an independent valuation consulting company. Based on the results of this review, using a discounted cash flow approach based on the Company’s current financial projections, the Company recorded a total impairment charge of €81,749 that was recorded as a reduction to the carrying value of goodwill. The impairment charge of €81,749 is mainly associated with the acquisition of North America businesses (€81,315), mainly related the Vialog Corporation acquisition, which occurred in April 2001.

As of October 1, 2002, the Company also performed a review of the carrying value of technology, an intangible asset identified during the acquisition of Astound in 2001 as certain information indicated that the carrying amount of the acquired technology may not be recoverable. The review was performed in accordance with the Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). Based on the results of this review, including an independent report, the Company recorded a total impairment charge of €11.9 million that was recorded as a reduction to the carrying value of intangible assets.

Note 4. Acquisitions

All acquisitions made by the Company have been accounted for under the purchase method of accounting. The results of operations of the acquired businesses are included in the consolidated financial statements from the dates of acquisition.

Below are described acquisitions from January 1, 2000.

In April 2000, the Company acquired the audio and video conferencing activities of Cable & Wireless Communications. The transaction amounted to GBP 3,436 (€5.7 million). This investment has been recorded in intangible assets as customer lists and is being amortized over 10 years.

On June 6, 2000, the Company acquired 3,999 of the 4,000 issued and outstanding shares of Mediactiv, a French company specializing in the organization of medical conferences on the Internet. The total purchase price was €1,856 and consisted of 30,289 shares of Genesys S.A. with a fair market value of €1,829 at the time of issuance and 27 of acquisition costs. The purchase price exceeded the fair value of the net tangible assets acquired by €1,762. The excess was allocated to goodwill and was being amortized over 5 years until effective date of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142) on January 1, 2002.

On June 6, 2000, as part of the same business acquisition described above, the Company acquired 499 of all 500 shares of the issued and outstanding shares of MedLive, a French holding company. The total purchase price was €905 and consisted of €586 in cash and 5,288 shares of Genesys S.A. with a fair market value of €319 at the time of issuance. The purchase price exceeded the fair value of the net tangible assets acquired by €901. The excess was allocated to goodwill and is being amortized over 5 years until effective date of Statement No. 142 on January 1, 2002.

On July 31, 2000, the Company acquired all of the issued and outstanding stock of Cote & Com, a French company specializing in live web streaming of financial presentation, for 31,044 shares of Genesys S.A. with a fair market value of €1,426 at the time of issuance. The purchase price exceeded the fair value of the net tangible assets acquired by €1,510. The excess was allocated to goodwill and is being amortized over 5 years until effective date of Statement No. 142 on January 1, 2002.

On July 31, 2000, the Company acquired all of the issued and outstanding stock of EBCS (“Languages Virtuels”), a French company specializing in multimedia web-streaming and rich media on the Internet, for 155,500 ordinary shares of Genesys S.A. with a fair market value of €6,709 at the time of issuance. The purchase price exceeded the fair value of the net tangible assets acquired by €6,587. The excess was allocated to goodwill and is being amortized over 5 years until effective date of Statement No. 142 on January 1, 2002.

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

On July 31, 2000, as part of the same business acquisition, the Company acquired all of the issued and outstanding stock of Axone, a company specializing in web events, for 150,000 ordinary shares of Genesys S.A. with a fair market value of €6,471 at the time of issuance. The purchase price exceeded the fair value of the net tangible assets acquired by €6,570. The excess was allocated to goodwill and is being amortized over 5 years until effective date of Statement No. 142 on January 1, 2002.

On July 31, 2000, the Company acquired the audio and video conferencing activities of Telcen, an Australian video conferencing company, for AUD 1,400 (€894) in cash. The purchase price exceeded the fair value of the net tangible assets acquired by €793. The excess was allocated to goodwill and is being amortized over 20 years until effective date of Statement No. 142 on January 1, 2002. Telcen activities were subsequently contributed to Genesys Conferencing Pty Ltd.

On September 20, 2000, the Company acquired all of the issued and outstanding stock of Telechoice Deutschland GmbH, a German company engaged in offering services and trading products in the area of telecommunications, and Eureka Global Teleconferencing Service GmbH, a German Company specializing in audio-, video- and data conferencing, for 124,597 ordinary shares of Genesys S.A. with a fair market value of €5,675 at the time of the purchase agreement, and €1,074 in cash. The purchase price exceeded the fair value of the net tangible assets acquired by €7,268. The excess was allocated to goodwill and is being amortized over 20 years until effective date of Statement No. 142 on January 1, 2002. A contractual additional amount (€920) was recorded as goodwill in December 2000. On June 6, 2001, an €387 additional purchase price (including €38 for acquisition costs) was paid to former shareholders of Telechoice and Eureka. This amount is classified in goodwill and is amortized over 20 years until effective date of Statement No. 142 on January 1, 2002.

On January 1, 2001, Axone, Cote & Com, EBCS and Medlive merged into Mediactiv and was renamed to Genesys Open Media (GOM). GOM’s activity consisted of event and managed services. At the end of 2001, Genesys Open Media was renamed to Genesys Conferencing France, S.A.

On January 1, 2001, Telechoice Deutschland GmbH and Eureka Global Teleconferencing Service GmbH merged into Darome Teleconferencing GmbH.

On March 27, 2001, the Company completed the acquisition of Astound Inc., a web conferencing and web streaming company headquartered in Canada.

The total purchase price was €58,939 and consisted of:

—	€14,399 in cash paid immediately;

—	€4,000 in cash (named “top up”) paid on January 4, 2002, together with interests Libor USD 9 months + spread 2.75% thereon (€171);

—
916,391 convertible notes, each with a principal amount of €28.79. Each note is convertible into one share of common stock, not later than March 27, 2011. The fair market value of these notes amounted to €26,383 at acquisition date;

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

—
assembled workforce for €1,349, classified in other intangibles and amortized over 3 years until effective date of Statement No. 142 on January 1, 2002. In accordance with FAS 142, the unamortized balance of assembled workforce was reclassified to goodwill at January 1, 2002;

—	goodwill for €28,763 and amortized over 5 years until effective date of Statement No. 142 on January 1, 2002.

On April 25, 2001, the Company completed the acquisition of Vialog Corporation, an audio, video and data conferencing company listed on the American Stock Exchange (AMEX).

Back to Contents

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

—
assembled workforce for €5,250, classified in other intangibles and amortized over 4 years until effective date of Statement No. 142 on January 1, 2002. In accordance with FAS 142, the unamortized balance of assembled workforce was reclassified to goodwill at January 1, 2002;

—	goodwill for €113,045 and amortized over 20 years until effective date of Statement No. 142 on January 1, 2002. In 2002, original goodwill was increased by :

•
U.S.$3,437 (or €3,940) due to accrued restructuring expenses associated with the closure of the Vialog Corporation’s call centers located in Bedford, Massachusetts and Montgomery, Alabama, as described in Note 13, Other long-term liability;

•	U.S.$1,509 (or €1,730) due to some additional liabilities relating to future operating leases payment for call centers closed in 1998 and 1999 and stock-options.

Following the acquisition, Vialog Corporation was renamed to Genesys Conferencing of Massachusetts, Inc.

In May 2001, the Company registered a subsidiary in Italy, named Genesys Conferencing srl and held by Genesys S.A. for 95% and Genesys Conferencing Ltd (UK) for 5%.

Note 5. Cash equivalents

The following is a summary of available-for-sale securities:

	December 31,

	2000	2001	2002
Cash equivalents:
Money market funds	€3,096	€1,569	€6
Term deposits	39,062	6,886	85

	€42,158	€8,455	€91

At December 31, 2000, 2001 and 2002, there are no material unrealized holding gains on available-for-sale securities. Net realized gains from sales of available-for-sale securities were €1,960, €387 and €32 in 2000, 2001 and 2002, respectively.

Note 6. Property and equipment

Property and equipment consist of the following:

	December 31,

	2000	2001	2002

Telecommunications equipment	€23,522	€43,612	€39,503
Software and systems	5,916	13,341	14,969
Office and computer equipment	5,997	11,351	9,704
Leasehold improvements	2,128	5,586	4,715
Software development in progress	281	3,229	564

	37,844	77,119	69,455
Less accumulated depreciation	(15,369)	(29,422)	(37,221)

	€22,475	€47,697	€32,234

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

The Company leases certain of its equipment under capital leases. The cost of such equipment included in property and equipment was €1,649, €1,609 and €1,698 at December 31, 2000, 2001 and 2002, respectively. Accumulated amortization of this equipment was €1,115, €1,033 and €1,209 at December 31, 2000, 2001 and 2002, respectively.

Software development in progress at December 31, 2001 and 2,002 mainly consists of an integrated reservation and billing system (€2,776 and €564, respectively) that was implemented in certain countries in 2002 and, consequently, partly reclassified to software and systems. This system is expected to be implemented in all locations by the end of the third quarter of 2003.

Depreciation expense including equipment under capital leases was €7,474, €15,862 and €15,728 in 2000, 2001 and 2002, respectively.

Note 7. Goodwill and other intangible assets

Goodwill and other intangible assets consist of the following:

	December 31,

	2000	2001	2002

Goodwill	€91,458	€237,134	€229,675
Customer lists	16,383	102,510	101,413
Technology	—	30,351	30,351
Assembled workforce	2,797	9,513	—
Costs incurred in connection with probable acquisitions	1,682	—	—
Others	44	20	26

	112,364	379,528	361,465
Less accumulated amortization	(12,106)	(43,201)	(55,483)
Less impairment loss (see Note No. 3)	—	(61,269)	(147,769)

	€100,258	€275,058	€158,213

The costs incurred during the year 2000 that relate to probable acquisitions pertained to the acquisition of Vialog and Astound, and were recorded as other intangible assets for €1,682 at December 31, 2000. At the acquisition dates, the respective costs were reclassified to goodwill.

In accordance with Statement No. 142, assembled workforce was reclassified to goodwill on January 1, 2002.

Amortization expense were €7,015, €30,768 and €13,888 in 2000, 2001 and 2002, respectively. The estimated amortization expense for the next 5 fiscal years is as follows:

2003	€10,459
2004	10,429
2005	10,219
2006	9,582
2007	9,168

The changes in the carrying amount of goodwill and other intangibles from December 31, 2001 through December 31, 2002 are as follows:

	December 31,

	2000	2001	2002

Balances as of the beginning of the year	€69,820	€100,258	€275,058
Add: goodwill for current year acquisitions	32,011	264,554	—
Less: amortization of goodwill & other intangibles	(7,015)	(30,768)	(13,888)
Less: impairment of goodwill & other intangibles	—	(61,269)	(93,613)
Adjustments of goodwill and other intangibles for previous year acquisitions	—	387	3,053
Impact of foreign currency fluctuations	5,442	1,896	(12,397)

Balances as of the end of the year	€100,258	€275,058	€158,213

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

Note 8. Short-term credit facilities

Borrowings under short-term facilities represent overdraft positions on the Company’s bank accounts. Such borrowings bear interest at 4.3% at December 31, 2002. The short-term facilities provide for a maximum amount of borrowings of €5.1 million, including €3.4 million utilized as bank overdraft as of December 31, 2002. The weighted average interest rate for the Company under such facilities was 6.1% for 2000, 7.1% for 2001 and 4.3% for 2002.

Note 9. Long-term debt

Long-term debt consists of the following:

	December 31,

	2000	2001	2002

Term loans, variable rate	€38,601	€128,812	€103,137
Term loans, fixed rate	—	—	74
Revolving loans, variable rate	—	12,108	9,536
3% Convertible notes, net of unamortized discount of €659 in 2000, €469 in 2001and €297 in 2002	11,326	8,281	8,441
British Pound (GBP) denominated loan	642	—	—
Interest free loan from ANVAR	254	252	120
Capital lease obligations	885	437	340

Total long-term debt	51,708	149,890	121,648
Less current portion (see below for 2002)	(7,285)	(7,167)	(1,334)

Long-term debt, less current portion	€44,423	€142,723	€120,314

Future repayments

The breakdown of financial indebtedness by principal repayment date set forth in the table below does not take into account the amendment of the U.S.$125 million credit facility signed on April 30, 2003 that modifies the repayment schedule, with the exception of a postponement of U.S.$16.0 million (€15.3 million) of principal payments definitively rescheduled from 2003 to 2004. The remainder of the rescheduling, as well as the rescheduling of principal under the Company’s 3% convertible notes, is subject to certain conditions, as described under “Financial Restructuring” below.

As of December 31, 2002, future repayments of long-term debt, excluding capital lease obligations, are as follows:

2003	€16,400
2004	25,070
2005	27,356
2006	52,482
2007	—
2008	—
2009 and thereafter	—

Total	€121,308

According to the amendment signed on April 30, 2003, which is subject to certain conditions, as described under “Financial Restructuring” below, the amended principal payment schedule on an annual basis compared to the prior maturity schedule is as follows:

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

	Original repayments	Repayments according to amendment signed on April 30, 2003	Difference in repayments	Difference in repayments
	in millions of U.S. dollars			in millions of euros
2003	$17.0	$1.0	$(16.0)	€(15,3)
2004	22.0	$18.0	(4.0)	(3,8)
2005	24.0	$22.0	(2.0)	(1,9)
2006	55.0	$30.0	(25.0)	(23,8)
2007	—	$23,5	23.5	22,4
2008	—	$23,5	$23.5	€22,4

Total	$118.0	$118.0	—	—

The following breakdown of financial indebtedness by principal repayment date does take into account the amendment of the US$125 million credit facility agreement, which is subject to certain conditions, as described under “Financial restructuring” below.

As of December 31, 2002, future repayments of long-term debt, excluding capital lease obligations, would be as follows:

2003	€1,143
2004	25,676
2005	21,028
2006	28,643
2007	22,409
2008	22,409
2009 and thereafter	—

Total	€121,308

As the postponement of U.S.$ 16.0 million (or €15.3 million) of principal payments are definitively rescheduled from 2003 to 2004, this has been reflected in the reported short-term portion and long term portion of long-term debt reported in the consolidated balance sheet.

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

On April 20, 2001, the Company and Vialog entered into a U.S. $125 million credit facility agreement with BNP Paribas, CIBC World Markets and Fortis Bank. This credit facility, which was amended thereafter, replaced its then outstanding U.S. $35 million multi-currency term loan and the long term debt of Vialog (U.S. $75 million senior notes payable) that existed prior to the acquisition of Vialog. Prior to the signature on April 30, 2003 of the amendment described under “Financial Rest ructuring” below, the U.S. $125 million credit facility included the following terms:

—
a U.S. $50 million senior term loan facility granted to Vialog, which was used by Vialog to refinance its existing debt. This facility matures on April 28, 2006 and bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

—
a U.S. $30 million senior term loan facility granted to Vialog, which was used by Vialog to refinance its existing debt. This facility matured on October 31, 2006 and bears interest at the rate of Libor USD plus a margin of 3.15% per annum.

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

—
a U.S. $35 million senior term loan facility granted to its company, which the Company used to partially refinance its existing debt. This facility matured on April 28, 2006 and bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

—	a U.S. $5 million revolving loan facility granted to Vialog, to be used by Vialog for working capital purposes. This facility bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

—
a U.S. $5 million revolving loan facility granted to the Company, which the Company uses for working capital purposes. This facility bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

Prior to the financial restructuring as described below, the U.S. $50 million and U.S. $35 million term loans granted to Vialog and the Company, respectively, were to be repaid in semi-annual installments in accordance with the schedule set forth in the credit facility agreement. The U.S. $30 million facility was to be repaid in one payment at maturity. All amounts borrowed are repayable at any time in whole or in part at the option of the borrower.

The U.S. $125 million credit facility requires us to comply with certain financial covenants, consisting of leverage, interest cover, and cash cover ratios. Prior to the April 30, 2003 amendment, the Company received a waiver from the Banks, which cured the non-compliance of certain financial covenants at December 31, 2002. Thereafter, those covenants were amended in connection with the financial restructuring. The Company is currently in compliance with all of the covenants, as amended (although our continued compliance depends on the conditions to the effectiveness of the April 30, 2003 amendment being satisfied). In addition, the credit facility places limits on its ability to make capital expenditures and prohibits its payment of dividends. The Company has pledged as security for its credit facility the shares of its principal subsidiaries, as well as the accounts receivable of its principal U.S. subsidiary. If its financial results do not reach the levels required by its debt covenants and the Company is unable to obtain a waiver from its lenders, its debt would be in default and subject to acceleration by its lenders.

Bank Financing Restructuring

Terms of the Financial Restructuring

On April 11, 2003, the Company reached an agreement in principle with its lenders under the $125 million credit facility, several of the holders of its 3% convertible bonds and certain of its shareholders (some of who are also bondholders) on a financial restructuring plan that is designed to facilitate its continuing growth in the coming years. The agreement was negotiated under a procedure that involved the appointment by a French court of a mediator whose mandate was to facilitate the renegotiation process.

The financial restructuring is essentially comprised of:

•	various amendments to its April 2001 $125 million credit facility that would extend the maturity of the remaining principal through October 2008;

•	deferral of the maturity date for 50% of the principal of its outstanding 3% convertible bonds; and

•	a €6-8 million offering of rights to subscribe for its ordinary shares.

The various components of the financial restructuring plan, which are subject to several conditions precedent and subsequent (including receiving shareholder and bondholder approvals), are described in more detail below.

Amendments to the April 2001 $125 Million Credit Facility

On April 30, 2003, the Company signed an amendment to the April 2001 $125 million credit facility with its main bank creditors. The amendment provides for the extension of the final maturity of the $118 million (€112.5 million) remaining principal amount under the credit facility from October 2006 to October 2008, and the rescheduling of principal repayments, in each case subject to the satisfaction of certain conditions subsequent, which are described below. A copy of this amendment is included under Item 19 as an Exhibit to this annual report.

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

The amended principal payment schedule on an annual basis compared to the prior maturity schedule is as follows:

Year	Amended Credit Facility	Prior Maturity Schedule

2003	$1 million	$17 million
2004	$18 million	$22 million
2005	$22 million	$24 million
2006	$30 million	$55 million
2007	$23.5 million	—
2008	$23.5 million	—

Under the amendment, $7 million of principal would be payable on April 30, 2004 and $11 million of principal would be payable on October 31, 2004, with varying amounts of principal payable every six months thereafter until maturity. Interest will continue to be paid according to the original schedule (i.e. semi-annually on April 30 and October 31), subject to an increase of up to 200 basis points commencing in 2006. The Company has also agreed to prepay the loan if its excess cash flows (excluding the proceeds of the proposed rights offering described below) exceed certain levels.

The amendment permits the Company to raise at least $3 million by entering into a factoring arrangement for up to $6 million (or the equivalent in Euros) of customers receivables by waiving the negative pledge on up to $6 million (or the equivalent in Euros) of such receivables and otherwise permitting their sale or disposition. Certain other covenants have also been amended, including financial ratios.

The amendment provides that the deferral of principal payments originally due in 2003 is definitive, although if the conditions described below are not satisfied, those principal payments will become due on January 10, 2004. Except for that deferral, the amendment is subject to the following conditions subsequent:

•	the Company must complete a rights offering, which must first be approved by its shareholders with gross proceeds of at least €6 million by August 31, 2003, and

•
the Company must amend the terms of its 3% convertible bonds due September 1, 2004 by June 30, 2003 to provide that 50% of the €18.37 of principal per bond will be repayable on the original maturity date, i.e. September 1, 2004 and the remaining 50% of principal per bond will be repayable on October 31, 2005.

If the Company fails to meet the conditions subsequent, and if such conditions are not waived by its main bank creditors, then the original maturity schedule and the financial ratios and other covenants, as previously amended, will remain in effect with the exception of the deferral of $16 million in principal repayments originally due in 2003, as discussed above.

Deferral of 50% of Principal Repayment for the 3% Convertible Bonds due 2004

Under the financial restructuring plan, the Company will propose to holders of its 3% convertible bonds due 2004, that they approve the rescheduling of 50% of the principal repayment (all of which is currently due September 1, 2004). If the bondholders approve this extension of the maturity date, the Company will repay 50% of the outstanding principal (€8.4 million) as of December 31, 2002, net of unamortized discount of €0.3 million on September 1, 2004 and the remaining 50% of the outstanding principal on October 31, 2005. A meeting of the bondholders to vote on such proposal is currently scheduled for May, 26, 2003. The majority is required to approve the proposal.

Part’com S.A. and certain of its affiliates and Pechel Industries S.A., who together hold approximately 42.6% of the outstanding 3% convertible bonds, have advised us that they currently intend to vote in favor of the proposal. Part’com S.A. is also a shareholder of the Company and has made other undertakings in connection with the rights offering, as discussed below.

Subscription Rights Offering

The company has agreed to hold a shareholders meeting no later than June 30, 2003 to receive authorization for an equity rights offering to raise €8 million. In connection with this undertaking, the Company has called a shareholders meeting for May 28, 2003, at which the Company will ask its shareholders for such authorization.

If authorized by its shareholders, and as required by the April 30, 2003 amendment to its April 2001 $125 million credit facility, the Company will seek to raise at least €6 million by way of a rights offering by August 31, 2003. The planned rights offering will permit all of its existing shareholders to subscribe for newly issued shares at a price expected to be approximately €2.20 per share.

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

Universal Capital Partners, holder of approximately 11.69% of the shares of the Company, and Part’Com S.A. and certain of its affiliates, who together hold approximately 6% of the share capital, have agreed that they will exercise all of their rights and to subscribe for any new shares that are not subscribed for by other shareholders provided that the subscription price does not exceed €2.20 per share. Under the agreement with those shareholders, the aggregate number of shares to be purchased by Universal Capital Partners, which will purchase 70% of the shares, and Part’Com S.A., which shall purchase 30% of the shares, will represent at least enough shares so that the Company raises at least €6 million from the rights offering. [Universal Capital Partners has provided its main bank creditors a guarantee in respect of its obligation to purchase at least 70% of the shares necessary to ensure that the Company raises a total amount of €6 million in the rights offering].

The Company has agreed to use the proceeds of the rights offering, which the Company has agreed to deposit in an escrow account, to repay the principal of, or repurchase, its 3% convertible bonds due 2004.

Reduction in Capital

To facilitate the rights offering described above, the Company will request that its shareholders approve a reduction in the nominal value of its ordinary shares to €1 per share at the May 28, 2003, shareholders meeting. The current nominal value is €5 per share. Under French law, the Company cannot offer shares in the rights offering at a price that is less than the nominal value of those shares.

Universal Capital Partners, holder of approximately 11.69% of the shares of the Company, and Part’Com S.A. and certain of its affiliates, who together hold approximately 6% of its share capital, have advised us that they currently intend to vote in favor of that proposal.

Factoring Arrangement

The Company has agreed to use its best efforts to enter into a factoring arrangement to seek to raise at least $3 million (or the equivalent thereof in Euros) against up to $6 million (or the equivalent thereof in Euros) in customers’ receivables. Under the amendment to the $125 million credit agreement discussed above and included as an Exhibit under Item 19, the main bank creditors have waived the negative pledge on up to $6 million of customers’ receivables and the other prohibitions on sale under the credit facility to permit this factoring arrangement.

Financial Restructuring Fees and Expenses

The Company has agreed to pay its main bank creditors a $ 295 thousand fee that represents 0.25% of the principal amount outstanding on the date of the preliminary agreement on December 31, 2004.

Other long-term debt

On August 6, 1999, the Company issued 1,524,390 3% convertible notes, each with a principal amount of €18.37, for €16.40 each. Each note is convertible into one share of common stock, and unless converted, is due September 1, 2004 and might be modified in 2003 (see Note 20, Subsequent events). The notes are callable at the Company’s option. The original issuance discount of €3,003 is being amortized as additional interest expense over the life of the notes. 851,056 and 197,011 notes were converted into shares of common stock during the year 2000 and 2001, respectively. As a result, 476,323 were not converted at December 31, 2002.

A GBP 4.0 million (€5.8 million) denominated loan was entered into in 1997 in order to partially finance the acquisition of Darome Ltd. The loan bears interest at Libor plus 0.75%. The amount outstanding was repayable in equal quarterly installments through June 30, 2001. The loan contained certain affirmative and negative covenants. The average interest rates for the GBP denominated loan were 6.7% and 2000, respectively.

On April 12, 2000, the Company entered into a credit agreement in order to partially finance the acquisition of the audio and video conferencing activities of Cable & Wireless Communications. This agreement provides for a GBP 3.3 million (€5.5 million) term loan, which bears interest at 8.3% (fixed rate). This loan was repaid on August 18, 2000.

On July 18, 2001, Genesys S.A. entered into a €762 revolving loan agreement, which bears interest at Euribor 3 months plus a margin of 0.50% (fixed rate). This loan was repaid on October 16, 2002.

The Company also entered into several other term loan agreements with various financial institutions. The average interest rate was 5.8% for 2000, 5.5% for 2001 and 4.0% for 2002. At December 31, 2002, these loans bear interest at an average interest rate of 3.7%. The loans contain certain affirmative and negative covenants.

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

The Company was granted an interest free loan for €406 by ANVAR (an agency of the French government) for a research program for the development of videoconferencing services. The loan became due as the Company stopped the program after the acquisition of VideoWeb Ltd. in Europe and CAC in the United States in 1999. The outstanding amount due for this loan at December 31, 2001 (€132) was repaid in 2002. During 2001, the Company was granted an additional interest free loan for €120 by ANVAR that relates to web conferencing and will be repaid between 2004 and 2006

Note 10. Fair value of financial instruments

At December 31, 2000, 2001 and 2002, the carrying values of current financial instruments such as cash, accounts receivable and payable, other receivables, accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments. At December 31, 2000, 2001 and 2002, the fair values and carrying values of the long term portion of long-term debt obligations were:

	2000		2001		2002

	Fair value	Carrying Value	Fair value	Carrying Value	Fair value	Carrying Value

Long-term debt	€53,373	€44,423	€141,187	€142,719	€114,565	€120,314
Of which Convertible notes	€24,680	€11,326	€8,097	€8,281	€2,739	€8,441

The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues, or where quoted prices are not available, on the present value of future cash flows discounted at borrowing rates currently offered for debt with similar remaining maturities.

Note 11. Shareholders’ equity

Astound acquisition

To finance the acquisition of Astound and after the approval at the Shareholders’ special meeting of the Company on March 23, 2001, the Company exclusively for Geene, S.A.S. issued 1,103,200 convertible notes on March 27, 2001. 156,109 and 30,700 of the 1,103,200 notes were issued in exchange of future exercise of replacement options and special options, respectively. The 1,103,200 notes are convertible into ordinary shares. As a result, Astound shareholders will receive ordinary shares of the Company, immediately or later. The unit share price amounted to €28.79 split in nominal value for €5.00 and unit additional paid-in-capital for €23.79. In 2001, 676,708 notes have been converted into shares including 3,144 notes for exercised replacement options and 7,860 notes for future exercise of replacement options and, consequently, ordinary shares increased by €3,384. In 2002, 113,340 notes have been converted into shares and, consequently, ordinary shares increased by €566. Ordinary shares to be issued represent the 137,347 convertible notes into shares at a unit price of €28.79, which have not been converted. In addition, 98,608 replacement options and 30,700 special options have not yet been converted at December 31, 2002. In 2002, 46,497 replacement options have been forfeited following the end of employment with the Company of some bondholders.

The schedule below summarizes the movements of options and shares pertaining the acquisition of Astound:

	Issuance of convertible notes on March 27	Converted notes	Anticipated conversion	Remaining convertible notes at Dec 31, 2001	Converted notes	Forfeited notes	Remaining convertible notes at Dec 31, 2002

Number of notes issued for future exercise of replacement options	156,109	3,144	7,860	145,105	—	46,497	98,608
Number of notes issued for future exercise of special options	30,700	—	—	30,700	—	—	30,700
Number of other notes	916,391	665,704	—	250,687	113,340	—	137,347

Total	1,103,200	668,848	7,860	€426,492	113,340	46,497	€266,655

Vialog acquisition

To acquire Vialog Corporation and after the approval of the Shareholders’ special meeting of the Company and Vialog on March 23, 2001, the Company issued 3,446,969 shares to Vialog’s shareholders on April 25, 2001, in exchange for the 10,284,854 shares of Vialog common stock outstanding at the date of the merger. The issuance price amounted to €21.92 split in nominal value for €5.00 and unit additional paid-in-capital for €16.92. As a result, the shareholders’ equity increased by €75,557. Vialog shareholders received Genesys American Depositary Shares (ADS’s), which represents one-half of an ordinary share of the Company. The ADS’s of the Company began trading on the Nasdaq Stock Market on April 26, 2001 (symbol: GNSY).

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

The offering expenses amounting to €3,598 are classified in additional paid-in-capital, as part of the purchase accounting for the transaction.

In 2001, 261,110 stocks options of Genesys Conferencing, Inc. (formerly Vialog) were exercised. In accordance with the merger agreement, 87,510 ordinary shares of Genesys S.A. were issued in exchange of ordinary shares issued by Genesys Conferencing of Massachusetts, using the final exchange ratio of 0.33515. As a result, ordinary shares and additional paid-in-capital increased by €438 and €1,183 respectively.

In 2002, 55,000 stocks options of Genesys Conferencing, Inc. (formerly Vialog) were exercised. In accordance with the merger agreement, 18,431 ordinary shares of Genesys S.A. were issued in exchange of ordinary shares issued by Genesys Conferencing of Massachusetts, using the final exchange ratio of 0.33515. As a result, ordinary shares and additional paid-in-capital increased by €93 and €163 respectively.

Other acquisitions

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

Stock Options of Genesys S.A.

On May 4, 2001, 100 stock options of Genesys S.A. were exercised. As a result, ordinary shares and additional paid-in-capital increased by 500 euros and 1,032 euros, respectively.

On January 7, 2002, 7,098 stock options of Genesys S.A. were exercised. As a result, ordinary shares and additional paid-in-capital increased by €35 and €35, respectively.

Public offerings

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

Other movements

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

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

Stock repurchase program

In September 2000, the Board of Directors approved the implementation of a share repurchase program whereby the Company may repurchase up to 683,088 of its ordinary shares. This plan which was valid for 18 months includes a limit value for purchase (not higher than 200 euros) and sale (not lower than 30 euros).

On June 28, 2002, the General Meeting authorized the Board of Directors to implement a new share repurchase program whereby the Company may repurchase up to 0.5% of its ordinary shares that amount to 15,409,933 at December 31, 2002.

At December 31, 2000, 2001 and 2002, the Company held 2,905, 22,131 and 22,131 treasury shares, respectively, for a total cost of €149, €678 and €678, respectively. The net loss on disposed treasury shares (€73 in 2001) was classified in accumulated deficit.

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

Dividend rights

The Company may distribute dividends out of its “distributable profits”, plus any amounts held in its reserve which the shareholders decide to make available for distribution, other than those reserves which are specifically required by law or its by-laws. “Distributable profits” consist of its statutory net profits in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or its by-laws.

The Company must allocate five percent of its statutory net profit for each year to its legal reserve account before dividends may be paid with respect to that year. Such allocation must be made until the amount in the legal reserve is equal to 10 percent of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of the Company’s French subsidiaries on a statutory basis. At December 31, 2000, 2001 and 2002, the Company’s legal reserve was €125, €146 and €146, respectively. The legal reserve may be distributed to shareholders only upon liquidation of the Company.

Note 12. Employee stock option plans

1998, 1999 and 2000 Stock Plans

On September 23, 1998, the Board of Directors approved the 1998 Stock Plan (“the 1998 plan”) for grants of options for ordinary shares to directors, officers and key employees. A total of 412,890 shares are authorized for issuance under the 1998 plan. Stock options under the 1998 plan are granted at prices equivalent to the price of the initial public offering on October 1, 1998. Under the terms of the 1998 plan, the options give the right to purchase one share per option. The options generally vest at a rate of 20% by the first year anniversary (“bracket A”), 50% by the third year anniversary (“bracket B”) and the final 30% by the fourth year anniversary (“bracket C”). Shares acquired upon the exercise of stock options must be held for 3 years for bracket A options and 2 years for bracket B and bracket C options. The options expire eight years after the date of grant. Ordinary shares attributable to awards, which have expired, terminated or been canceled or forfeited, are available for issuance or use in connection with future awards.

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

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

Ordinary shares attributable to awards, which have expired, terminated or been canceled or forfeited, are available for issuance or use in connection with future awards.

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

The first part of the 2001 plan relates to French residents or signers of a work contract according to French Law. Stock options under this part are granted at prices equivalent to the average market value of the Company’s ordinary shares calculated over the 20 trading sessions prior to the date of grant. Under the terms of this part of the 2001 plan, the options give the right to purchase one share per option. The options generally vest at a rate of 20% by the first year anniversary (“bracket A”), 50% by the third year anniversary (“bracket B”) and the final 30% by the fourth year anniversary (“bracket C”). Shares acquired upon the exercise of stock options must be held for 3 years for bracket A options and 2 years for bracket B and bracket C options. Options expire eight years after the date of grant. Ordinary shares attributable to awards, which have expired, terminated or been canceled or forfeited, are available for issuance or use in connection with future awards.

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

In December 2002, 1,045,511 options of plans described above were cancelled after acceptance of grantees and 64,570 options were forfeited after the grantees’ leave from the Company. In addition to remaining authorized but not yet granted options, these cancelled and forfeited options could be granted until their expiration date.

Stock option activity under the 1998, 1999, 2000 and 2001 plans was as follows:

	Shares available for grant	Options outstanding	Weighted average exercise price

Balance as of January 1, 2000	50,000	593,394	12.20

Authorized	550,000	—	—
Granted	(335,500)	335,500	51.04
Canceled	37,542	(37,542)	11.21

Balance as of December 31, 2000	302,042	891,352	26.86

Authorized	550,000	—	—
Granted	(694,358)	694,358	21.15
Exercised	—	(100)	15.32
Canceled	24,650	(24,650)	37.97

Balance as of December 31, 2001	182,334	1,560,960	23.32

Granted	(161,000)	161,000	13.98
Exercised	—	(7,098)	9.99
Forfeited	102,750	(110,820)	28.67
Canceled	1,041,511	(1,041,511)	21.64

Balance as of December 31, 2002	1,165,595	562,531	22.47

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

The following table summarizes the status of stock options outstanding and exercisable at December 31, 2002:
	Options outstanding

Range of exercise price	Number outstanding	Weighted- average remaining contractual life (in years)	Number exercisable

€9.91 — €12.97	90,839	4.0	60,839
€15.32 — € 15.86	259,834	4.6	120,553
€22.09 — €25.02	121,858	5.4	24,371
€50.42 — €53.47	90,000	4.5	18,000

	562,531	4.6	223,763

Stock plan at Genesys Conferencing, Inc. (formerly Vialog Corporation)

In accordance to the merger agreement, Vialog stock options remain outstanding after the acquisition by Genesys S.A., on the same terms and conditions, except that, upon exercise the holder receives a right to receive Genesys ADSs for Vialog common stock based on the same exchange ratio used in connection with the merger.

On February 14, 1996 and April 29, 1999, Vialog’s Board of Directors approved the 1996 and 1999 Vialog Stock Plan, respectively. The maximum number of shares of Vialog’s common stock that may subject to outstanding awards may have not exceeded 3,250,000 shares and 1,500,000 shares as of December 31, 2001 for the 1996 and 1999 Vialog’s Stock Plans, respectively. Shares of common stock attributable to awards, which have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards. The 1996 and 1999 Vialog Stock Plans will remain in effect until February 14, 2006 and April 29, 2009, respectively, unless terminated earlier by the Vialog’s Board of Directors.

Stock option activity under the 1996 and 1999 Vialog Stock Plans was as follows:

	Number of options available for grant	Number of outstanding Vialog stock options	Equivalent number of Genesys ordinary shares	Equivalent weighted average exercise price of Genesys ordinary share

Balance as of April 25, 2001	881,659	2,385,362	799,454	19.43

Exercised	—	(261,110)	(87,510)	12.43
Canceled	78,406	(78,406)	(26,279)	19.68

Balance as of December 31, 2001	960,065	2,045,846	685,665	20.65

Exercised	—	(55,000)	(18,433)	11.21
Forfeited	1,202,556	(1,202,556)	(403,037)	19.45

Balance as of December 31, 2002	2,162,621	788,290	264,195	17.06

The following table summarizes the status of stock options outstanding and exercisable at December 31, 2002:
	Options outstanding

Range of equivalent exercise price	Equivalent outstanding number of Genesys ordinary shares	Weighted- average remaining contractual life (in years)	Equivalent exercisable number of Genesys ordinary shares

€6.26 — €14.49	121,492	5.1	121,352
€15.65 — €21.90	68,625	5.7	68,625
€25.03	15,836	5.1	15,836
€31.29 — €32.86	58,242	6.6	41,565

	264,195	5.6	247,565

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

Note 13. Other long-term liabilities

Other long-term liabilities consists of the following:

	December 31,

	2000	2001	2002

Accrued restructuring expenses (Unites States, 2002 plan)	—	—	€3,583
Accrued restructuring expenses (United States, 1998-99 plans)	—	876	1,353
Accrued restructuring expenses (Germany)	—	—	448
Accrued severance and related litigation	—	122	1,409
Fair value of interest-rate swap	—	2,249	1,839
Deferred rent	—	268	217
Others	—	91	79

Total other long-term liabilities	—	3,606	8,928
Less current portion of accrued restructuring expenses	—	—	(2,284)

Other long-term liabilities, less current portion	—	€3,606	€6,644

Consolidation of North America call centers in 2002

On February 6, 2002, the Company announced plans to consolidate its call center operations in North America from six call centers to three call centers to provide higher levels of customer service and improve operating efficiencies. On November 4, 2002, the Company announced the second part of its consolidation plan with the closure of a fourth call center in North America. On April 24, 2003, the Company confirmed that the North America consolidation of call centers was completed during the fourth quarter 2002.

The two remaining call centers have absorbed the current volume previously generated by the call centers that were closed and have the capacity to provide for future growth. The restructuring costs related to these closings amounted to €7.7 million and are primarily for unusable future facility lease commitments, the write-off of certain leasehold improvements and equipment, employee severance for approximately 200 people as well as other miscellaneous costs associated with the call center consolidation. Components of these costs by closed call center are presented in the table below:

Date of announcement:	On February 6, 2002				On November 14, 2002

	Bedford	Denver	Montgomery	Sub total	Denver	Honolulu	Sub total	Total costs accrued

Write-offs of property, plant and equipment	€218	€2,099	€1,059	€3,376	—	€199	€199	€3,575
Future lease payments under non cancelable operating leases.	912	1,185	1,092	3,189	€(1,562)	968	(594)	2,595
Severance and other people related expenses	117	327	411	855	—	437	437	1,292
Other related expenses	25	60	105	190	—	25	25	215

Total	€1,272	€3,671	€2,667	€7,610	€(1,562)	€1,629	€67	€7,677

Of the €7.7 million accrued restructuring costs, €3.8 million was recorded as a non-recurring restructuring charge and €3.9 million was recorded as an increase to goodwill arising from the acquisition of Vialog.

On March 20, 2002, the Company’s Bedford, Massachusetts call center was closed and all traffic formerly generated in Bedford has been re-routed to the Company’s Reston, Virginia call center. Actual costs incurred for the Bedford closing compared to the costs accrued through December 31, 2002 are presented in the table below:

	Costs accrued	Currency translation adjustment	Incurred in 2002	Balance at December 31, 2002

Write-offs of leasehold improvements, equipment and other tangible assets	€218	€(31)	€(110)	€77
Future lease payments under non cancelable operating leases	912	(144)	(114)	654
Severance and other people related expenses	117	(15)	(102)	—
Other related expenses	25	(3)	(22)	—

Total	€1,272	€(193)	€(348)	€731

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

On June 30, 2002, the Company’s Denver, Colorado call center was closed and all traffic formerly generated in Denver has been re-routed to the Company’s other call centers. Actual costs incurred for the Denver closing compared to the costs accrued through December 31, 2002 are presented in the table below:

	Costs accrued	Currency translation adjustment	Incurred in 2002	Reversals	Balance at December 31, 2002

Write-offs of leasehold improvements, equipment and other tangible assets	€2,099	€(208)	€(1,032)	€(528)	€331
Future lease payments under non cancelable operating leases	1,185	(151)	—	(1,034)	—
Severance and other people related expenses	327	(20)	(307)	—	—
Other related expenses	60	(9)	(25)	—	26

Total	€3,671	€(389)	€(1,364)	€(1562)	€357

In early October, 2002, the Company’s Montgomery, Alabama call center was closed and all traffic formerly generated in Montgomery has been re-routed to the Company’s other call centers. Actual costs incurred for the Montgomery closing compared to the costs accrued through December 31, 2002 are presented in the table below:

	Costs accrued	Currency translation adjustment	Incurred in 2002	Balance at December 31, 2002

Write-offs of leasehold improvements, equipment and other tangible assets	€1,059	€(84)	€(809)	€166
Future lease payments under non cancelable operating leases	1,092	(175)	(100)	817
Severance and other people related expenses	411	(46)	(361)	4
Other related expenses	105	(9)	(77)	19

Total	€2,667	€(314)	€(1,347)	€1,006

On December 31, 2002, the Company’s Honolulu, Hawaii call center was closed and all traffic formerly generated in Honolulu has been re-routed to the Company’s other call centers. Actual costs incurred for the Honolulu closing compared to the costs accrued through December 31, 2002 are presented in the table below:

	Costs accrued	Currency translation adjustment	Incurred in 2002	Balance at December 31, 2002

Write-offs of leasehold improvements, equipment and other tangible assets	€199	€(9)	—	€190
Future lease payments under non cancelable operating leases	968	(45)	—	923
Severance and other people related expenses	437	(19)	(67)	351
Other related expenses	25	(1)	—	24

Total	€1,629	€(74)	€(67)	€1,488

Other costs relating to the consolidation of call centers were recorded as expenses as incurred during the year ended December 31, 2002, in accordance with generally accepted accounting principles. These costs include retention bonuses for €339 and duplicative costs in closing the affected call centers for €750.

The company estimates that future annual cost savings from the consolidation will range from €6.5 to €7.0 million beginning 2003. This annual cost saving is expected to have a positive impact on gross margin, and to reduce selling and marketing and general and administrative expenses.

Consolidation of North America call centers in 1998-99

Following a detailed review of accrued restructuring expenses relating to consolidation of call centers performed by Vialog Corporation (merged with Genesys Conferencing Inc on January 1, 2002) in 1998-99, an additional future rental charge of €1,144 representing an updated estimate of unrecoverable future payment under non cancelable operating leases was recorded in 2002. Consequently, goodwill from Vialog acquisition increased by €1,144 as well.

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

Closing of the Frankfurt, Germany call center

To provide higher levels of customer service and improve operating efficiencies, the call center of Roedermark, Germany was closed in October of 2002 and all traffic formerly generated in Frankfurt has been re-routed to the Company’s other European call center, located in the United Kingdom.

Fair value of interest rate swap

The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are recognized as comprehensive income or loss. As a result, the comprehensive loss for this interest rate swap agreement amounted to €1,839 at December 31, 2002, compared to €2,249 at December 31, 2001 (see Note 15, Commitments and contingencies).

Note 14. Income taxes

The components of the income tax expense (benefit) provision are as follows:

	Years ended December 31,

	2000	2001	2002

Current:	€3,326	€3,546	€3,307
— Domestic	1,152	11	35
— Foreign	2,174	3,535	3,289
Deferred:	263	(3,062)	(8,367)
— Domestic	(14)	2,639	(2)
— Foreign	277	(5,701)	(8,365)

Net income tax provision (credit)	€3,589	€484	€(5,043)

The provision for income taxes differs from the computed “expected” income tax benefit using the French statutory tax rate of 38%, 36% and 35% in 2000, 2001 and 2002, respectively, for the following reasons:

	December 31,

	2000	2001	2002

Loss before taxes	€(2,383)	€(98,043)	€(118,809)
French statutory tax rate	37.76%	36.43%	35.43%
Income tax benefit at statutory rate	€(900)	€(35,717)	€(42,094)
Increase (reduction) in taxes resulting from
Foreign income tax rates different from the French statutory tax rate	(192)	(752)	(376)
Amortization of non-deductible goodwill and other intangibles	1,422	9,633	4,140
Non deductible impairment on goodwill and identifiable intangible assets	—	22,320	33,167
Valuation allowance on deferred tax assets	1,753	9,433	8,405
Public offering expenses	—	(1,826)	—
Tax on acquisitions costs of companies classified in goodwill and intangible assets	1,174	4,796	—
Deferred tax due to amortization and impairment of identifiable intangible assets	—	(7,555)	(8,484)
Others	332	152	199

Reported current and deferred income tax provision	€3,589	€484	€(5,043)

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

The consolidated net deferred tax asset consists of the following:

	December 31,

	2000	2001	2002

Total deferred tax liability	€(400)	€(36,791)	€(23,763)
Net operating losses carried forward:
France	905	9,720	11,127
Belgium	221	244	—
Germany	796	1,673	416
Italy	—	67	226
Canada	—	7,596	5,901
United States	573	21,416	39,848
Singapore	353	529	238
Australia	30	110	133
Hong Kong	58	149	61

Total	2,936	41,504	57,950
Others	2,587	494	385

Total deferred tax assets	5,523	41,998	58,335

Valuation allowance	(5,242)	(41,762)	(57,974)

Total deferred tax assets, net	281	236	361

Deferred taxes, net	€(119)	€(36,555)	€(23,402)

The use of a portion of the net operating losses carried forward of United States and Canada could be limited because of the ownership change that occurred upon acquisition of Vialog in April 2001, Astound in March 31, 2001 and, to a lesser extent, in Germany in September 2000.

The deferred tax liability at December 31, 2002 mainly relates to the acquisition of identifiable intangible assets from technology of Astound and customer lists of Vialog. Such liability will be written off at the same rate as the amortization of the related identifiable intangible assets. This liability could be also reduced by future additional impairment of related identifiable intangible assets.

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

The breakdown per expiration date of net operating losses carried forward is as follows

2003	€3,694
2004	1,854
2005	1,971
2006	8,601
2007	21,193
2008	1,991
2009	2,637
2018-2023 (United States)	102,193
No expiration date	11,212

Total	€155,346

Note 15. Commitments and contingencies

Lease contracts

The Company leases its facilities under long-term operating lease agreements expiring on various dates through November 2011. The Company also leases equipment (mainly teleconferencing bridges) under long-term operating leases expiring on various dates through December 2006. The rent expenses for long-term operating leases amounted to €2,783, €7,464 and €10,198 in 2000, 2001 and 2002, respectively.

As of December 31, 2002, aggregate minimum lease payments under non cancelable operating leases and commitments were as follows:

2003	8,723
2004	6,748
2005	4,083
2006	2,259
2007	1,853
Thereafter	1,609

Total	€25,275

The Company also leases equipment and cars through capital leases contracts, which expire at various dates through 2005.

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

The amounts of future minimum lease payments, excluding interest, under those contracts are as follows:

2003	€207
2004	58
2005	28
2006	28
Thereafter	42

363
Less imputed interest	(23)

Present value of future minimum lease payments	€340
Less current portion	(191)

Long-term portion	€149

Interest rate swap and term purchase agreement

On August 31, 1999, the Company entered into a U.S. $20 million interest rate swap agreement to hedge its exposure on a portion of its outstanding debt denominated in U.S.$. The effect of this agreement was to convert underlying variable rate debt based on Libor USD to fixed rate debt with an interest rate of 6.78%. On June 29, 2001, the Company entered into a U.S. $57.5 million interest rate swap agreement to hedge its exposure on 50% of its outstanding term loans under the U.S. $125 million credit facility, excluding the U.S. $10 million revolving line of credit, granted in April 2001, denominated in U.S. dollars. This agreement replaces the agreement signed in August 1999. The effect of the latter agreement was to convert underlying variable rate debt based on Libor USD to fixed rate debt with an interest rate of 5.52%.

Each interest-rate swap agreement is designated with all or a portion of the principal balance and has a term equal to specific debt obligation. This agreement involves the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. The related amount payable to or receivable from third parties is included in other liabilities or assets. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are recognized as comprehensive income or loss. As a result, the comprehensive loss for this interest rate swap agreement amounted to €1,839 at December 31, 2002.

As of December 31, 2002, the Company expects to reclassify €467 of net loss on derivative instruments from accumulated comprehensive income to earnings during the next twelve months due to the payment of variable interest associated with the senior term loan facility.

To hedge the exposure risk on foreign currency translation rates, on December 5, 2000, the Company entered into term purchase agreements (forward contracts) for nominal amounts of U.S. $30,125 and GBP 1,355 with a purchase date on January 5, 2001. Gains and losses on these transactions are reported in comprehensive income. There are no purchase agreements at December 31, 2002.

Tax audit and risk

On June 27, 2000, the Company received a preliminary conclusion of a tax audit for Genesys S.A. for the years ended December 31, 1996, 1997, 1998 and 1999. The amounts reported in the reassessment notice received from the tax authorities amounted to approximately €1.3 million in relation to the deductibility of certain expenses incurred by the parent company such as acquisition costs for companies outside of France, and offering and debt issuance costs. The Company believes that, based on its outside legal counsel and the latest correspondence from the tax authorities, the risk of liability is remote. During the second half year 2000, the tax authorities revised their initial notice from €1.3 million to approximately €850. On June 27, 2001, the tax authorities revised again their notice by €460. The remaining portion amounted to €390 at December 31, 2002. Except for €63 accrued since December 31, 2000, the remaining portion is still disputed by the Company. It will be subject to a further favorable decision to be taken by the European Court.

The Company’s U.S. subsidiary Genesys Conferencing, Inc (GCI) assesses, collects and pays federal, state and local taxes where it can determine the taxable transport or transmission service, the jurisdiction in which a tax would apply and where it has the ability to assess the tax. When GCI is unable to determine or is unable to assess federal, state and local taxes, it does not. As of December 31, 2000, 2001 and 2002, GCI had established a reserve of approximately U.S. $569 (equivalent to €611), U.S. $1,100 (equivalent to €1,248) and U.S. $1,100 (equivalent to €1,048), respectively, for federal, state and local taxes, which it believed is sufficient to cover taxes, if any, that GCI should have assessed through December 31, 2002, but did not, in the event they become due.

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

In January 2003, GCI settled an outstanding assessment with the State of Massachusetts for sales and use taxes associated with a predecessor corporation of Vialog. The settlement resulted in the assessment of taxes and interest to GCI of U.S. $169 (equivalent to €161). This settlement will be charged against the accrual above when it paid during 2003.

Commitments

The U.S. $125 million credit facility agreement signed on April 20, 2001 with BNP Paribas, CIBC World Markets and Fortis Bank is secured by the following:

—	Stock pledge of shares of Genesys Conferencing Ltd (England), Genesys Conferencing AB (Sweden), Genesys Conferencing Inc;

—	Security over some assets such as accounts receivable of Genesys Conferencing Inc, including assets previously hold by Vialog before the merger with Genesys Conferencing Inc on January 1, 2002.

The Company also entered into other collateral security agreement in favor of banks amounting to €1,537 and other security agreements with the French tax administration (€342) and leasing companies (€3,117).

Others

In the normal course of business, the Company is at times subject to pending and threatened legal actions and proceedings. Management believes that the outcome of such actions or proceedings is not expected to have a material adverse effect on the financial position of the Company.

Note 16. Employee retirement and benefit plans

The Company contributes to pensions for personnel in France in accordance with local law, by contributing based on salaries to the relevant government agencies. There exists no actuarial liability in connection with these plans.

In the United States, the Company sponsors two defined contribution plans which qualify under section 401(k) of the Internal Revenue Code (GCI Plan and Vialog Plan). During 2000, 2001 and 2002, the Company made contributions of approximately U.S. $122 (equivalent to €132), U.S. $420 (equivalent to €469) and U.S. $417 (equivalent to €441), respectively, to these plans. Employees who are not former Vialog employees are eligible to enroll in the GCI Plan and may contribute up to 20% of their eligible wages into this Plan, so long as the total contributions do not exceed dollar limits established under IRS regulations. The Company matches 20% of the employee contributions under the GCI Plan. Former Vialog employees participate in the Vialog Plan and may contribute up to 15% of pre-tax annual compensation, as defined in this separate Plan, so long as the total contributions do not exceed dollar limits established under IRS regulations. The Company, under the Vialog Plan, matches 50% of the participant’s contribution up to a maximum of 6% of the participant’s compensation.

Effective beginning January 1, 2003, the Vialog Plan was terminated and former Vialog employees who participated in the Vialog Plan were merged into and became participants in the GCI Plan.

In England, the Company has defined contribution plans whose assets are held separately from those of the Company. Costs recognized for these plans were €184, €233 and €293 in 2000, 2001 and 2002, respectively.

French law also requires payment of a lump sum retirement indemnity to all employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. There is no formal plan and no funding of the obligation is required. The Company’s obligation is not material to its financial condition, liquidity or results of operations as of December 31, 2000, 2001 and 2002 or for the years ended December 31, 2000, 2001 and 2002.

Note 17. Revenues

Revenues consist of the following:

	Years ended December 31,

	2000	2001	2002

Services
Genesys Meeting Center	€27,950	€72,656	€109,857
Events & Managed Services	49,148	93,520	80,238
Video Conferencing	12,238	10,944	8,973
Products	3,083	1,831	1,595

Total	€92,419	€178,951	€200,663

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

Note 18. Segment and geographic information

The Company and its subsidiaries currently operate in four reportable segments: North America, Europe, Asia-Pacific, and, starting in 2002, a Global Video division. The Company makes key decisions and evaluates performance of the Company based on these segments. Transfers between segments are accounted for at amounts that are generally above cost and consistent with the rules and regulations of governing tax authorities. Such transfers are eliminated in the consolidated financial statements. Corporate items include non-operating overhead and research and development expenditures. Corporate assets mainly include research and development telecommunications equipment.

The Company believes that EBITDA is a meaningful measure of performance and use it for purposes of managing its business and evaluating its financial health. The Company defines EBITDA as earnings (loss) before interest, income taxes, depreciation, amortization charges and impairment of goodwill and other intangibles. Its depreciation charges are divided among the line items cost of revenue, research and development, selling and marketing and general and administrative expenses, based on the use of the assets being amortized. EBITDA is not a measurement of operating performance calculated in accordance with accounting principles generally accepted in the United States, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other statement of operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States, or as a measure of profitability or liquidity. EBITDA may not be indicative of our historical operating results; nor is it meant to be predictive of potential results. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained in this annual report may not be comparable to similarly named measures of other companies.

The following is a summary of operations by segment for the years ended December 31, 2000, 2001 and 2002:

	North America	Europe	Asia- Pacific	Global Video	Corporate	Inter- segment	Total

2000
Net sales
Customers	€40,357	€35,781	€4,044	€12,237	—	—	€92,419
Intercompany	464	22	—	—	—	€(486)	—
Gross profit	19,904	26,217	1,993	3,584	—	—	51,698
EBITDA (see below)	5,786	13,789	343	4,493	€(12,884)	—	11,527
Operating income (loss)	1,925	4,703	43	3,584	(13,217)	—	(2,962)
Net interest (expense) income	(1,605)	2,270	(10)	—	—	—	655
Equity in loss of affiliated company	—	(76)	—	—	—	—	(76)
Income (loss) before tax	320	6,897	33	3,584	(13,217)	—	(2,383)
Income tax expense	(126)	(3,231)	(232)	—	—	—	(3,589)
Total assets	66,955	134,789	3,862	—	1,563	—	207,169
Depreciation	3,259	2,660	312	909	334	—	7,474
Additions to property and equipment	3,062	5,246	678	—	1,607	—	10,593
2001
Net sales
Customers	€108,035	€53,762	€6,210	€10,944	—	—	€178,951
Intercompany	1,138	22	26	—	—	€(1,186)	—
Gross profit	58,134	39,556	3,138	1,947	—	—	102,775
EBITDA before impairment of goodwill and identifiable intangibles (see below)	12,532	20,822	472	1,474	€(18,961)	—	16,633
Operating loss	(62,611)	(7,986)	(618)	(24)	(20,027)	—	(91,266)
Net interest expense	(5,247)	(1,409)	(66)	—	—	—	(6,722)
Equity in loss of affiliated company	—	(55)	—	—	—	—	(55)
Income (loss) before tax	(67,858)	(9,450)	(684)	(24)	(20,027)	—	(98,043)
Income tax (expense) credit	5,365	(5,848)	1	—	—	—	(484)
Total assets	316,736	84,302	3,486	—	5,880	—	410,404
Depreciation	9,914	2,996	388	1,498	1,066	—	15,862
Additions to property and equipment	6,660	6,884	355	—	2,053	—	15,952
2002
Net sales
Customers	€126,977	€58,233	€6,480	€8,973	—	—	€200,663
Intercompany	950	2,050	33	—	—	€(3,033)	—
Gross profit	63,823	43,562	3,636	2,199	—	—	113,220
EBITDA before impairment of goodwill and identifiable intangible assets (see below)	12,808	21,601	663	10	€(21,667)	—	13,415
Operating loss	(103,520)	15,904	(232)	(1,131)	(20,835)	—	(109,814)
Net interest (expense) income	(6,666)	389	(101)	—	(2,609)	—	(8,987)
Equity in loss of affiliated company	—	(8)	—	—	—	—	(8)
Income (loss) before tax	(110,186)	16,285	(333)	(1,131)	(23,444)	—	(118,809)
Income tax (expense) credit	8,484	(3,460)	47	—	(28)	—	5,043
Total assets	176,457	55,750	3,417	—	14,109	—	249,733
Depreciation	10,056	2,801	462	1,141	1,268	—	15,728
Additions to property and equipment	1,985	1,110	742	—	2,948	—	6,785

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

EBITDA calculation

Management believes that the most directly comparable GAAP measure to EBITDA is operating income (loss).

The following table reconciles EBITDA to operating loss for the periods presented.

	2000	2001	2002
Operating loss	(2,962)	(91,266)	(109,814)
Depreciation	7,474	15,862	15,728
Amortization of goodwill and intangibles	7,015	30,768	13,888
Impairment of goodwill and intangibles	—	61,269	93,613

EBITDA	11,527	16,633	13,415

Geographic area information:
	United States	France	England	Nordic	Australia	Other foreign countries	Total

2000
Revenue	€42,097	€10,726	€26,444	€5,010	€2,918	€5,224	€92,419
Property and equipment, net	9,139	4,346	5,022	1,240	667	2,061	22,475
2001
Revenue	€113,481	€13,750	€30,576	€7,077	€4,088	€9,979	€178,951
Property and equipment, net	30,575	7,698	4,524	1,432	583	2,885	47,697
2002
Revenue	€130,986	€13,409	€30,219	€9,083	€4,575	€12,391	€200,663
Property and equipment, net	16,747	9,078	2,738	1,066	859	1,746	32,234

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

Note 19. Subsequent events

In January 2003, the Company announced the realignment and streamlining of its senior management. This initiative is part of the cost reduction efforts made by the Company to improve financial performance.

On April 30, 2003, the Company signed an amendment with its main bank creditors to the US$125 million credit facility, which the Company entered into in April 2001 to acquire Vialog. The amendment extends the maturity of the remaining principal and modifies the convenants. Some parts of the amendment are subject to the satisfaction of certain conditions, including the following:

—	the approval of the bondholders to vote on the rescheduling of 50% of the principal payment for the 3% convertible notes.
—	the completion of a rights offering not later than August 31, 2003 that will permit all of the existing shareholders to subscribe for newly issued shares.

The bank financing restructuring is detailed in Note 9 – Long term debt.

Note 20. Unaudited proforma information

The following “pro forma” information was prepared in accordance with French listing requirements, it was not prepared and shall not be construed as prepared in accordance with Article 11of SEC Regulation S-X.

The following schedules set forth unaudited “pro forma” condensed consolidated financial information for the Company, which has been prepared to reflect the acquisitions made by the Company as if they occurred on January 1, 2001. These acquisitions included:

— Genesys Open Media acquired in July 2000 and renamed into Genesys Conferencing France thereafter,

— Eureka and Telechoice, acquired in September 2000 and merged into Darome Teleconferencing GmbH (Germany) thereafter,

— Astound Inc., acquired in March 2001 and renamed into Genesys Conferencing Ltd (Canada) thereafter,

— Vialog Corp., acquired in April 2001 and merged into Genesys Conferencing Inc (United States) thereafter,

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

The consolidated “pro forma” information has been derived from accounting data prepared in accordance with generally accepted accounting principles in the United States.

The unaudited “pro forma” condensed consolidated statement of operations for the year ended December 31, 2000 gives effect to the acquisitions of Vialog, Astound, Telechoice, Eureka and Genesys Open Media as if they had occurred on January 1, 2000.

The unaudited “pro forma” condensed consolidated balance sheet as of December 31, 2000 has been prepared as if the acquisitions of Vialog and Astound had occurred on December 31, 2000.

The unaudited “pro forma” condensed consolidated statement of operations for the year ended December 31, 2001 gives effect to the acquisitions of Vialog and Astound as if they had occurred on January 1, 2001.

The “pro forma” statements of operations and balance sheets include:

—	goodwill and other intangible assets relating to the acquisitions;

—	long term debt and common stock issued to finance the acquisitions;

—	opening adjustments relating to the acquisition of Vialog.

The “pro forma” information is not necessarily indicative of the financial statements that would have been obtained had these acquisitions actually occurred at January 1, 2000, December 31, 2000 or January 1, 2001, nor are they necessarily indicative of future consolidated information.

Unaudited “pro forma” condensed consolidated statements of operations
	Year ended December 31,

	2000	2001

Revenue	€181,778	€212,005
Cost of revenue:	84,068	91,532

Gross profit	97,710	120,473
Operating expenses:
Research and development	4,966	5,916
Selling, general and administrative	86,226	113,424
Impairment of goodwill and other intangibles	—	61,269
Amortization of goodwill and other intangibles	39,775	39,825

Total operating expenses	130,967	220,434

Operating loss	(33,257)	(99,961)
Financial expense, net	(8,648)	(9,003)
Equity in loss of affiliated company	(75)	(55)

Loss before taxes	(41,980)	(109,019)
Income tax expense	(3,951)	(555)

Net loss	€(45,931)	€(109,574)
Basic and diluted net loss per share	€(3.67)	€(7.72)

Number of shares used in computing basic and diluted net loss per share	12,495,893	14,191,595

Supplementary information:
EBITDA excluding impairment of goodwill and other Intangibles	€21,179	€22,872

EBITDA CALCULATION

	Years ended December 31,

	2000	2001

Operating loss	€(33,257)	€(99,961)
Depreciation	13,687	18,348
Amortization of goodwill and intangibles	39,775	39,825
Impairment of goodwill and intangibles	—	61,269
Vialog opening adjustments	974	3,194
Non-recurring charge	—	197

Total	€21,179	€22,872

Back to Contents

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and when indicated)

Reconciliation with net loss
	Year ended December 31,

	2000	2001

“Proforma” net loss	€(45,931)	€(109,574)
Vialog net loss before April 25, 2001	9,913	5,834
Astound net loss before March 27, 2001	5,587	2,935
Open Media companies net loss before Acquisition date (June and July 2000)	1,723	—
German companies net loss before Acquisition date (September 2000)	1,408	—
Amortization of goodwill and intangibles	26,192	7,530
Interest expenses (income) for financing the Astound and Vialog acquisitions and refinancing long-term Debt of Vialog	(6,362)	(3,180)
Other adjustments	1,498	(2,072)

Net loss	€(5,972)	€(98,527)

Unaudited “pro forma” condensed consolidated balance sheet
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

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GENESYS S.A.

By /s/ FRANÇOIS LEGROS
Name: François Legros
Title: Chairman and Chief Executive Officer

Date: May 15, 2003