Form 20-F
period 2004-12-31
GENESYS SA
filed 2005-05-02
CIK 1125276

Use these links to rapidly review the document
TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on May 2, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
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

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2004):

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
A. Consolidated Financial Statements and Other Financial Information
B. Significant Changes
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

        For your convenience, we have translated the 2004 euro amounts into U.S. dollars, using the rate of $1.00 = €0.7387, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2004. This does not mean that we actually converted such amounts into U.S. dollars. Unless otherwise indicated, U.S. dollar amounts in this annual report are translated using the December 31, 2004 Noon Buying Rate.

	As of and for the year ended December 31,
	2000	2001	2002	2003	2004	2004
	(in thousands, except share data)
Consolidated statement of operations data:
Revenue:
Services	€89,336	€177,120	€199,068	€159,155	€138,762	$187,846
Products	3,083	1,831	1,595	345	276	373
Total revenues	92,419	178,951	200,663	159,500	139,038	188,219

Cost of revenue:
Services	38,173	74,774	86,193	56,936	53,013	71,765
Products	2,548	1,402	1,250	207	83	112
Total cost of revenues	40,721	76,176	87,443	57,143	53,096	71,877

Gross profit	51,698	102,775	113,220	102,357	85,942	116,342

Operating expenses:
Research and development	2,613	5,366	4,734	4,183	3,750	5,076
Selling and marketing	17,867	42,718	49,976	37,394	35,839	48,517
General and administrative	27,165	53,920	56,487	37,729	34,773	47,073
Restructuring charge	—	—	4,336	1,115	2,242	3,035
Amortization and impairment of goodwill and other intangibles	7,015	92,037 (1)	107,501 (2)	37,652 (3)	80,783 (4)	109,358
Total operating expenses	54,660	194,041	223,034	118,073	157,387	213,059

Operating loss	(2,962)	(91,266)	(109,814)	(15,716)	(71,445)	(96,717)

Financial income (expense), net	655	(6,722)	(8,987)	(4,501)	(6,994)	(9,466)
Equity in income (loss) of affiliated company	(76)	(55)	(8)	22	71	96
Loss before taxes	(2,383)	(98,043)	(118,809)	(20,195)	(78,368)	(106,087)
Income tax (expense) credit	(3,589)	(484)	5,043	8,842	6,683	9,047
Net loss	€(5,972)	€(98,527)	(113,766)	(11,353)	(71,685)	$(97,040)

Basic and diluted net loss per share	€(0.76)	€(7.65)	€(7.32)	€(0.69)	€(3,90)	$(5,28)

Weighted average number of ordinary shares outstanding	7,831,257	12,878,594	15,541,898	16,579,986	18,372,841	18,372,841

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
(4)
In 2004, €75.4 million represents impairment charges, which consists of impairment of goodwill in accordance with SFAS No. 142 (€53.4 million) and impairment of identifiable intangible assets in accordance with SFAS No. 144 (€22.0 million).

	As of and for the year ended December 31,
	2000	2001	2002	2003	2004	2004
	(in thousands)
Consolidated balance sheet data:
Total current assets	€77,338	€80,465	€53,113	€60,322	€42,270	$57,222
Total assets	207,169	410,404	249,733	213,837	106,112	143,647
Total current liabilities	34,633	72,704	49,318	60,596	45,980	62,123
Total long-term liabilities	44,423	174,832	147,624	97,598	69,413	93,966
Total shareholders' equity (deficit)	128,113	162,868	52,791	55,643	(9,281)	(12,564)
Cash flow statement data:
Cash flows provided by (used in) operating activities	9,302	(18,299)	7,209	17,342	11,536	15,617
Cash flows used in investing activities	(28,235)	(36,057)	(10,104)	(9,424)	(3,894)	(5,271)
Cash flows provided by (used in) financing activities	€53,561	€20,701	€(3,310)	€(990)	€(16,246)	$(21,993)

EXCHANGE RATE INFORMATION

Exchange Rates

        The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro from 2000 through April 29, 2005, expressed in U.S. dollar per euro. The information concerning the U.S. dollar exchange rate is based on the Noon Buying Rate. We provide the exchange rates below solely for your convenience. We do not represent that the euro was, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. For information regarding the effect of currency fluctuations on our results of operations, see Item 5 "Operating and Financial Review and Prospects."

	Period-end Rate	Average Rate(1)	High	Low
	U.S. dollar per euro
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.04
2004	1.35	1.24	1.36	1.18
2005 (through April 29 , 2005)	1.29	1.31	1.35	1.28
2004
November	1.33	1.30	1.33	1.27
December	1.35	1.34	1.36	1.32
2005
January	1.30	1.31	1.35	1.30
February	1.33	1.30	1.33	1.28
March	1.30	1.32	1.35	1.29
April	1.29	1.29	1.31	1.28

(1)
The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period for year average; on each business day of the month (or portion thereof) for monthly average. On April 29, 2005 the Noon Buying Rate was $1 = €0.77 ($1.29 per €1).

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

Risks Relating to Our Operations

A significant portion of our sales is made to a relatively limited number of large customers. The loss of one of these customers or our inability to obtain new customers would result in lower revenues.

        Historically, orders from a relatively limited number of customers have accounted for a substantial portion of our sales and we expect that, for the foreseeable future, this will continue to be the case. For example, in 2004 our 10 largest customers accounted for approximately 28% of our revenues, with no single customer accounting for more than 10% of our revenues. The loss of one of our large customers, if we were unable to attract new customers, would result in a decrease in our revenues. In addition, even if we are successful in attracting new customers, new customers may not use our services in the volumes of lost customers or may be charged less for our services.

If we are unable to keep up with rapid changes in technology, our products and services could become difficult to market.

        The market for our products and services is marked by rapid technological change, frequent new product introductions and technology enhancements, changes in client demands and evolving industry standards. New products and services based on new or improved technologies or new industry standards can render existing products and services outdated and difficult to market. To succeed, we will need to enhance our current products and service offerings and develop new products and services on a timely basis to keep pace with developments related to interactive communication technology and to satisfy the increasingly sophisticated requirements of our clients. If we fail to do so, our products and services could become difficult to market, which would adversely affect our business, financial condition and results of operations.

        The process of developing our products and services is extremely complex and requires significant continuing development efforts. Any delays in developing and releasing enhanced or new products and services or in keeping pace with continuous technological change could harm our business, financial condition and results of operations.

        In particular, if we are unable to use Voice Over Internet Protocol (VoIP) technology effectively, we may be at a competitive disadvantage. VoIP is the transmission of audio over the Internet and is less expensive than traditional telephone service. If our competitors are able to transmit audio utilizing VoIP more efficiently, at a higher sound quality or on a wider basis than ourselves, or if clients perceive that our competitors' audio services are as good as or better in quality than our services and we are not fully utilizing VoIP, we may lose business to our competitors and be at a competitive disadvantage in the pricing of our services, which could adversely affect our financial condition.

Our services may be interrupted by technological problems, physical asset problems, natural disasters or terrorism, which may cause us to lose customers.

        We depend on the performance of our sophisticated infrastructure, based on proprietary and non-proprietary systems, to deliver services to our customers. This dependence will increase as we offer more complex data and Web-based services. Heavy usage of the systems or technological failures could cause delays or could cause the system to break down for a period of time. Although we have redundancy systems and perform regular maintenance with a view to minimizing the occurrences of technical failures, we cannot eliminate all risk of technical problems, which are likely to occur from time to time.

        We also depend on the performance of physical assets, some of which are not within our control, to deliver services to our customers. Service interruptions due to problems with physical assets, such as the severing of telephone and other cables controlled by third parties, the impact of natural disasters or acts of terrorism in proximity to our call centers or administrative locations, could cause service delays or could cause our systems not to function for a period of time. Although we have redundancy systems and perform a regular review of our redundancy systems with a view to minimizing the potential negative impact of failures of physical assets, natural disasters and acts of terrorism, we cannot eliminate all risks associated with such failures and events.

        If technological problems or events affecting the physical assets upon which our services depend occur with regularity or disrupt a significant number of customer communications, or if we experience technological or physical problems with greater frequency than our competitors, we may lose customers or incur liability.

Our services may be affected by human error, which may cause us to lose customers.

        In addition to our technology and physical assets, we depend on operators and other employees in connection with the provision of our non-automated services. Notwithstanding the existence of strict security procedures and operating procedures in our call centers, mistakes can arise. If human errors occur with regularity or disrupt a significant number of customer communications, or if we experience security breaches with greater frequency than our competitors, then we might lose customers or incur liability.

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

We have historically incurred and may continue to incur net losses, which has adversely affected our shareholders' equity and may require our shareholders to reduce our nominal capital to avoid the liquidation of our company.

        In the year ended December 31, 2004, we incurred a net loss of €71.7 million. As of December 31, 2004, we had an accumulated deficit of €246.3 million. To date, we have funded our operations and acquisitions primarily from the sale of equity securities, convertible bonds and bank borrowings. We expect to continue to incur significant development, sales and marketing and administrative expenses and, as a result, will need to generate significant revenues to achieve and maintain profitability. We have also incurred significant charges related to our organizational restructuring, consolidation of our call centers and relocation of our administrative offices to Reston, Virginia. We cannot be certain that we will be able to achieve a revenue level sufficient to allow us to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future.

        As of December 31, 2004, our unconsolidated shareholders' equity represented less than one half of our share capital. In accordance with French law, our board of directors will submit to our next extraordinary general meeting of shareholders, scheduled to be held on June 16, 2005, a resolution acknowledging our insufficient equity and proposing the continuation of our company's activities. Under French law, should our shareholders decide to continue the business operations of our company, we will be required to remedy this situation by December 31, 2007 by either reducing our nominal share capital or increasing our equity such that our equity will be at least equal to one half of our nominal share capital. If we fail to remedy this situation, our company will be subject to liquidation under French law.

Fluctuations in currency exchange rates could adversely affect our revenues and results of operations.

        Because we conduct our business in 24 different countries, our results of operations can be adversely affected by fluctuations in currency exchange rates. Our results of operations are particularly sensitive to movements in exchange rates between the euro and the U.S. dollar. Our revenues in the United States (including those of our Canadian subsidiary, which uses the U.S. dollar) represented approximately 51.5% of our total 2004 revenues, approximately 58.3% of our total 2003 revenues, and approximately 65.5% of our total 2002 revenues. Our results of operations are also sensitive to movements in exchange rates of the euro against the British pound.

        During the year ended December 31, 2002, and continuing through December 31, 2004, the euro strengthened substantially against the U.S. dollar and the British pound. As a result of this increase, our revenues stated in euros have been lower than they would have otherwise been. Although the impact of exchange rate movements on our results of operations is somewhat mitigated by the fact that we incur costs and borrow in the currencies of a number of countries in which we operate, currency exchange rate movements can nonetheless have a considerable impact on our results of operations.

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

        We do not hold a registered trademark for the name "Genesys" or "Genesys Conferencing" in all jurisdictions where we operate, and in several jurisdictions, including France, third parties have filed objections to our applications for trademarks on "Genesys Conferencing." In particular, in June 2000, following our trademark application to register the trademark "Genesys Conferencing" in France, Alcatel filed an objection to the claim alleging a risk of confusion with a prior trademark registered in the name of a company acquired by Alcatel in 2000, for the name "Genesys." Alcatel has also filed claims opposing our European Union and German trademark applications for "Genesys Conferencing." Veolia Water has also marketed "Genesys" as a concept for pre-treatment of industrial water. If third parties that use or own prior registered trademarks for the name "Genesys" were to successfully prevent us from using the name "Genesys" or "Genesys Conferencing" in some of our markets, this would impair our ability to build a worldwide brand and could require us to spend substantial resources to establish new or alternative brand names in markets where we are unable to use our name.

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

Risks Relating to Our Financing and Strategic Activities

Our high level of debt may limit our operating flexibility.

        We are highly leveraged. As of December 31, 2004, we had €77.0 million of financial debt, the bulk of which was incurred under a U.S. $125 million credit facility agreement that we entered into in April 2001 and thereafter amended, including most recently in August 2004. This credit facility requires us to comply with certain covenants, including the maintenance of financial ratios relating to EBITDA, leverage, interest cover and cash coverage, and limits on our capital expenditures. This credit facility is described in more detail under Item 5 "Operating and Financial Review and Prospects—Liquidity and Capital Resources" and is included as an exhibit to this annual report under Item 19. If we fail to comply with our covenants, our lenders could require us to seek to effect a strategic transaction (such as the sale of our business) or, if we are unsuccessful, to repay the entire amount outstanding under our credit facility immediately.

        Our high degree of leverage could have important consequences for our business, such as:

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

Principal and interest payments on our debt will require significant amounts of cash, and we may require additional sources of funds if our sources of liquidity are unavailable or insufficient to fund our operations.

        Our working capital requirements and cash flows historically have been, and are expected to continue to be, subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors that could lead us to suffer cash flow fluctuations include:

  •
  the level of sales;

  •
  the collection of receivables; and

  •
  the timing and size of capital expenditures.

        Payments of principal and interest on our indebtedness could leave us with insufficient funds to finance our operating activities, such as research and development expenses and capital expenditures. In the future, we may need to secure additional sources of funding if our existing facility and borrowings are not available or insufficient to finance our business. We can provide no assurance that such funding will be available on terms satisfactory to us. Currently, our credit facility prohibits us from incurring additional debt, subject to limited exceptions. If our creditors authorize us to incur higher levels of debt, and if we are able to do so, this would require a larger portion of our operating cash flow to be used to pay principal and interest on our indebtedness. If our sources of liquidity became insufficient to meet our debt obligations and fund our operations, this would have a material adverse effect on our business.

We may be required to purchase the equity interest of our joint venture partners in our Spanish subsidiary, which could require waivers of our financial covenants under our credit facilities and/or lead to dilution of our existing shareholders.

        We are currently engaged in arbitration proceedings with our joint venture partners in our Spanish subsidiary, Genesys Iberia Teleconferencia SA. We currently own 20% of this subsidiary, with two other partners holding 60% and 20% each. Our partners claim that we are required to purchase their equity interests under the terms of a put option agreement that we entered into at the time that the joint venture entity was created. We have taken the position that the put options are not valid.

        If these put options were found to be valid, the price at which they would be exercised would be determined through the selection of an independent investment bank that would be responsible for determining the fair market value of the Genesys Iberia shares. Our partners claim that the appropriate purchase price for their equity interests is approximately €5.3 million. Our position is that, even if the put options were found to be valid, the purchase price would be significantly lower. Unless we are able to resolve this dispute, we will incur significant legal fees in connection with the arbitration of this matter, which could adversely affect our financial condition.

        If the put options are found to be valid, the purchase price could be paid in cash or in shares, or in some combination of cash and shares. If we are required to make a payment in cash, we may violate our financial covenants under our credit facility unless our bank lenders agree to a waiver of those covenants. If we were required to make a payment in shares, this payment would require the prior approval of our shareholders and our bank lenders, which we may not be able to obtain. If we make a payment in shares, this could result in a significant dilution of our existing shareholders.

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

        Our principal competitors include major telecommunications companies, including France Telecom, BT and operators such as AT&T, MCI and Global Crossing, which offer proprietary conferencing services, and, to a lesser degree, regional telecommunications companies that resell conferencing services on a third party basis. These companies are much larger than us, and have substantially greater financial and other resources than us. Many of the voice and data communications customers of these telecommunications companies may prefer to use companies that provide multiple services for their conferencing needs, rather than using specialist providers. In order to compete with these larger companies, we must offer better service, lower prices or both. While we believe that we successfully do so today, we cannot assure you that we will continue to be able to do so, particularly if substantial financial investments are required to maintain the highest quality standards.

        There are also numerous other independent teleconferencing specialists, such as Premiere Global Services and West Corp., and the relatively low barriers to entry in the teleconferencing market means that there might be additional teleconferencing specialists in the future. The presence of other specialists in the market and low barriers to entry mean that we must provide superior service to differentiate ourselves from our competitors, expand internationally to win contracts with customers seeking international services, and ensure that our prices are competitive.

        In addition, Internet-based services are being increasingly offered by large technology companies such as Microsoft, Oracle, Cisco, IBM and WebEx that are larger than us and have greater financial resources than we do. These companies can offer conferencing services as parts of packages that include other business related software, including basic operating system software. Certain of these technology companies have also recently entered or expanded their operations in the Internet conferencing market by making targeted acquisitions and entering into joint ventures and strategic alliances.

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

        We are also impacted by reduced price levels on the services that we provide to large enterprises. Due to the significant volume of conferencing and group collaboration services used by our large enterprise customers, they may be charged a lower price for our services. To the extent that our revenue is derived from services provided to large enterprise customers, we may experience a greater degree of price erosion.

        Increased automation in providing services in our industry has also led to significant price erosion. We expect this trend to continue. If this trend does continue, alone and in conjunction with increased sales to large enterprise customers, it could adversely affect our financial results.

Risks Relating to Our ADSs and Our Ordinary Shares

The market prices of our ordinary shares and ADSs have been volatile, and may continue to be volatile in the future.

        Since our initial public offering in October 1998 through April 29, 2005, the closing price of our ordinary shares ranged from a high of €69.18 per share ($93.65 per share using the December 31, 2004 Noon Buying Rate) to a low of €0.76 per share ($1.03 per share using the December 31, 2004 Noon Buying Rate), and since April 26, 2001 through April 29, 2005, the closing price of our ADSs ranged from a high of $15.05 per ADS to a low of $0.50 per ADS. From 2002 through 2004, the stock market in general and the shares of technology and telecommunications companies in particular have experienced significant price fluctuations. The market prices of our ordinary shares and ADSs may continue to fluctuate significantly in response to various factors, including:

  •
  quarterly variations in operating results or growth rates;

  •
  the announcement of technological innovations;

  •
  the introduction of new products by us and our competitors;

  •
  changes in estimates by securities analysts;

  •
  market conditions in the industry;

  •
  announcements and actions by competitors;

  •
  regulatory and judicial actions; and

  •
  general economic conditions.

        In addition, because our market capitalization is relatively small and our ordinary shares and ADSs are not highly traded, our ordinary shares and ADSs may be or may become relatively illiquid.

We may not continue to qualify for listing on the Nasdaq National Market, which could materially limit the trading market for our ADSs.

        To maintain our listing on the Nasdaq National Market we are required, among other things, to maintain stockholders' equity of at least $10 million or a market value of at least $50 million. We must also maintain a closing bid price of at least $1.00 per ADS.

        On August 31, 2004, Nasdaq notified us that we were not in compliance with the $1.00 closing bid price requirement and provided us their standard grace period to regain compliance with the Nasdaq listing requirements. On March 1, 2005, Nasdaq notified us that we had regained compliance because the bid price of our ADSs had closed above $1.00 for more than ten consecutive trading days. Since then, however, the closing bid price of our ADSs has periodically fallen below $1.00.

        If we are unable to meet or maintain compliance with all of the Nasdaq listing requirements, our ADSs may be delisted from the National Market System. Delisting from the Nasdaq National Market could adversely affect the trading price of our ADSs, and could significantly limit their liquidity.

Our stock option plan and deposit agreement include provisions that could have anti-takeover effects or deprive shareholders who do not comply with such provisions of some or all of their voting rights.

        Under our stock option plan, if any shareholder or group of shareholders acquires ownership of more than 25% of our outstanding share capital, our board of directors will have the right to accelerate the vesting of employee stock options granted under our stock option plans. As of March 31, 2005, options on up to 1,614,751 shares, representing approximately 8.82% of our share capital, are subject to potential accelerated vesting. The ability of the board of directors to accelerate the vesting of stock options could have the effect of deterring a potential bidder from making an offer to acquire our company without the approval of our board.

        In addition, under the terms of the deposit agreement relating to our ADSs, if a holder of our ADSs fails to instruct the depositary in a timely and valid manner how to vote such holder's ADSs with respect to a particular matter, the depositary will deem that holder to have given a proxy to a person designated by us to vote the shares underlying the ADSs in favor of resolutions presented or approved by our board of directors and against any other resolution not so presented or approved. This provision of the depositary agreement could deter or delay hostile takeovers, proxy contests and changes in control or management of our company.

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

We are subject to different corporate disclosure standards that may limit the information available to holders of our ADSs.

        As a foreign private issuer, we are not required to comply with the notice and disclosure requirements under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") relating to the solicitation of proxies for shareholder meetings. Although we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States.

Judgments of U.S. courts, including those predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in French courts.

        An investor in the United States may find it difficult to:

  •
  effect service of process within the United States against us and our non-U.S. resident directors and officers;

  •
  enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against us and our non-U.S. resident directors and officers in France; or

  •
  bring an original action in a French court to enforce liabilities based upon the U.S. federal securities laws against us and our non-U.S. resident directors and officers.

Pre-emptive rights may not be available for U.S. persons.

        Under French law, shareholders have pre-emptive rights to subscribe for cash issuances of new shares or other securities giving rights to acquire additional shares on a pro rata basis. U.S. holders of our ADSs or ordinary shares may not be able to exercise pre-emptive rights for their shares unless a registration statement under the Securities Act of 1933 is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional shares at a time when no registration statement is in effect and no Securities Act exemption is available. If so, U.S. holders of our ADSs or ordinary shares will be unable to exercise their pre-emptive rights.

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

        Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such factors, some of which are discussed under Item 3 "Key Information—Risk Factors" beginning on page 9 of this annual report, include but are not limited to:

  •
  uncertainties regarding the market for data conferencing and Web conferencing, and the pricing for these services;

  •
  the effects of technological change;

  •
  fluctuations in the value of our ordinary shares and ADSs; and

  •
  competition from telecommunications providers.

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

Item 4.    Information on the Company

A.    History and Development of the Company

        The legal and commercial name of our company is Genesys S.A. and we conduct business as Genesys Conferencing. We are a French société anonyme, a form of limited liability stock company, organized for a term of 99 years pursuant to the French Commercial Code. Our corporate headquarters are located at "L'Acropole," 954-980 Avenue Jean Mermoz, 34967 Montpellier Cedex 2, France and our telephone number is +33 4 99 13 27 67. Our ordinary shares of common stock are listed on the Eurolist market of Euronext Paris and in the form of American Depositary Shares, each representing one half of one ordinary share, on the Nasdaq National Market.

        Our company was established in Montpellier, France in 1986. In 1989, we launched our first major service, TeleMeeting, which we believe was the world's first fully automated conferencing service. Initially, we concentrated our efforts on establishing a presence in the French market, and once achieved, we concentrated on expansion and penetration of the European market. Beginning in 1999, we expanded the geographic scope of our business to include North America and the Asia Pacific region, largely through acquisitions. Our largest acquisition occurred in April 2001, when we acquired Vialog Corporation, a provider of conferencing services in North America, which doubled our customer base.

        In October 2001, we launched Genesys Meeting Center, the conferencing industry's first fully integrated audio and data conferencing platform. Genesys Meeting Center is our primary service and we intend to continue to enhance its functionality. In October 2003, we introduced our Multimedia Minute pricing model. We believe this was the industry's first flat-rate, per-participant, per-minute pricing for automated audio, Web and video conferencing services delivered to the desktop. In January 2004, we launched LocalConnect, which allows customers in 32 European cities to access Genesys Meeting Center accounts for the price of a local telephone call, and complements our existing "toll-free" service offered to U.S. participants. In September 2004, we introduced Genesys Meeting Center 3.0, a service designed to promote the use of multimedia conferencing services by making the platform easily adaptable to a user's needs. We expect to continue to introduce updated versions of this platform to keep it state-of-the-art.

        Building on our Web platform, in December 2003, we launched Genesys Video Center, a fully automated video conferencing service that allows a user to manage all aspects of a video conference from his or her desktop computer, including reservations, invitations, conference monitoring and reporting. Genesys Video Center has subsequently been renamed Genesys Video Service.

        In 2004, we centralized our major operating function and organization structure. Our senior management team also relocated to our primary operating center located in Reston, Virginia, to strengthen the leadership role of our employees and increase their proximity to our largest global customers.

B.    Business Overview

Introduction

        We are a leading provider of integrated audio, Web and video conferencing services to thousands of companies worldwide, including more than 200 of the Global Fortune 500. We believe that our services are designed to meet the full range of communication needs within the global enterprise, from small, collaborative team meetings to large, high profile online events. Our flagship product, Genesys Meeting Center, provides single-platform multimedia conferencing that is easy to use and available on demand. With offices in 24 countries across North America, Europe and Asia Pacific, we offer an extensive global presence and local support.

        We sell our services primarily through direct channels that allow us to develop personal relationships with our large enterprise customers and, in addition, through indirect channels based on distribution agreements. These distribution agreements allow us to leverage existing customer relationships of third parties so that we may better reach small- and medium-sized organizations and other large enterprises.

        We price our services primarily on a flat rate, usage basis in order to offer businesses a simple means to use our complete suite of multimedia services on an as-needed basis regardless of location and communication interface.

        Our primary technology platforms that enable us to deliver separate yet fully integrated audio, Web and video conferencing services are based on proprietary capabilities that we have developed and acquired.

        We group our services into three categories:

  •
  Genesys Meeting Center  is our primary service. It is an automated and fully integrated audio, Web and video conferencing platform accessible on demand through the desktop and the telephone. The Genesys Meeting Center platform allows users to conduct a conference by telephone while sharing documents and monitoring the call on the desktop. It provides our customers complete access to a virtual conference room 24 hours per day, seven days per week.

  •
  Genesys Event Service  is a managed, fully integrated multimedia solution that integrates our audio and Web conferencing platform and the services of a trained event coordinator who may manage, monitor and facilitate the event. This scalable service is designed specifically for large and high profile events.

  •
  Genesys Video Service  is an important complement to our audio and Web conferencing services. Video conferencing is similar to audio conferencing except that participants are viewing the video broadcast from select video-point locations equipped with specific ISDN- or IP-based video conferencing equipment (commonly referred to as "meeting room to meeting room" conferencing).

Strategy

        We continually aim to improve our market position among the world's leading providers of multimedia conferencing and group collaboration services and applications. To achieve this aim, we plan to expand our distribution, continue our leadership in service innovation and improve our operating profitability. In pursuing these goals, we intend to:

  •
  Leverage global presence, infrastructure and service offering to meet needs of large and multinational customers.    We are committed to using our locally based, knowledgeable sales force to market and service customers in one or more regions. The physical presence of our capabilities in major North American, European and Asian Pacific markets has created a unique geographical coverage and recognized quality of service that is attractive to large enterprise organizations seeking multi-location or multi-national conferencing services and group collaboration delivered by local means. We leverage these worldwide capabilities in actively pursuing major new global contract opportunities.

  •
  Optimize sales, marketing and customer service capabilities in order to enhance penetration of key customer segments.    We have targeted our resources and operating efforts to serve primarily large enterprises through our direct sales force and also serve large, small and medium enterprises indirectly through wholesale relationships. We have modified certain of our service offerings to more effectively meet the specific needs of each customer segment. We will seek to provide customers with additional value by focusing the efforts of our large enterprise sales team and certain service offerings on the specific needs of customers in industries with a high concentration of workers who regularly share information and documents, such as financial services, healthcare, computer and technology and business services. We will continue to utilize a direct sales force that is highly trained to serve large enterprises in order to achieve a more thorough approach to pursuing major new customer opportunities and increasing the utilization and penetration of existing customers. We expect the focus on customer segments and industry sectors to enable us to provide increased services to existing customers, increase the number of new customers and enhance profitability.

  •
  Provide a comprehensive suite of integrated multimedia conferencing and group collaboration services.    We offer a full range of conferencing and group collaboration services, from traditional audio and video conferencing services to the latest in multimedia collaboration over the Internet and Web streaming technology. We believe that offering a comprehensive suite of conferencing services and group collaboration applications is essential to winning the business of large enterprise customers, who are increasingly seeking to rationalize and centralize their procurement of communication services. Our ability to respond quickly to evolving customer requirements is a result of our technological expertise and internal product development capabilities. Future product development efforts will continue to focus on our promotion of features that improve ease of use and integration of our products with other desktop business tools.

  •
  Expand margins and stimulate usage by migrating customers to multimedia conferencing services.    We will continue to migrate customers to our fully integrated, multimedia conferencing solutions. Leveraging our unique multimedia conferencing platform, we introduced the Multimedia Minute flat rate, usage based pricing strategy designed to promote adoption and usage by new and existing customers. By utilizing the strong customer education capabilities of our sales and marketing team, we are broadening customers' understanding of the cost-effectiveness, ease-of-use, expanded feature functionality and straightforward pricing of our fully integrated multimedia conferencing services. We aim to migrate the majority of our customers to the Multimedia Minute pricing plan. We intend to continue to introduce innovative applications and pricing models that respond to our customers' needs while also leveraging the cost-effectiveness of these less labor-intensive and software based services.

  •
  Utilize proprietary research and development capabilities to create innovative applications for a global customer base.    We develop and acquire innovative services and systems designed to ensure that our offerings fulfill the expanding needs of customers' conferencing and group collaboration requirements. We believe that Genesys Meeting Center is a good example of our innovation in developing an integrated, "industry first" platform available worldwide in localized versions. Additionally, we seek to effectively utilize our proprietary knowledge and capabilities in a manner that responds to changes in the global marketplace. As we move forward in developing and marketing innovative services that can accommodate the needs of a global customer base, such as Multimedia Minute pricing and our recently launched Genesys Meeting Center 3.0, we intend to utilize open systems incorporating universal standards in order to facilitate ease of use by a broad customer base.

  •
  Leverage centralized organizational structure to improve operating effectiveness and cost efficiency.    We have centralized our major functions and operations, including finance and administration, customer support, service and billing functions by leveraging our recent implementation of a more unified management information system. As a result, we have modified our organization structure from one in which operating functions were located in our multiple regional subsidiaries to one in which operating functions are more centrally located. We believe this organization structure will enhance our cost efficiency and management effectiveness. We will seek to continue to maximize the benefits of our operating initiatives in order to further improve productivity and enhance product and service quality.

Conferencing and Group Collaboration Services

        We enable businesses to conduct real-time, interactive group meetings and presentations via the telephone and the Internet. Our services are designed to enhance business communications and are particularly beneficial for efficiently addressing the needs of disparate audiences located in multiple geographical locations. Our primary product and core technology platform, Genesys Meeting Center, is built to address the principal needs of the world's largest corporate users of these services, namely reliability, security, scalability, easy-to-use features that may be customized for each client and cost effectiveness.

        From simple conference calls to large-scale Web broadcasts, we provide our customers with the flexibility of conducting their sessions with services from our three main product categories: Genesys Meeting Center, Genesys Event Service, and Genesys Video Service.

        Genesys Meeting Center is our automated and fully integrated audio, Web and video conferencing platform accessible on demand directly through the telephone via traditional telecommunications networks and through the desktop via the Internet. The Genesys Meeting Center platform allows users to conduct a conference by telephone while sharing documents and monitoring the call over the Internet, providing our customers completely automated access to a virtual conference room 24 hours per day, seven days per week. This service is highly collaborative allowing Web-enabled users to share information regardless of the user's personal application or the Internet enabled computer where the data may reside. In September 2004, we launched Genesys Meeting Center 3.0. This updated platform makes it easier for users to launch meetings and provides a simplified Web interface. Our new feature, Xpress Meeting, allows meeting moderators to use Genesys Meeting Center quickly by clicking on a downloadable icon, without having to launch their Web browsers and log in. Genesys Meeting Center 3.0 also simplifies meeting scheduling and meeting security.

        Since the launch of Multimedia Minute, our bundled multimedia pricing plan, in October 2003, pricing of our automated Genesys Meeting Center services has become increasingly transparent as users are charged a flat rate per-participant, per-minute for any combination of audio, Web or video conferencing services without any initial or recurring fees. Coupled with the reduced costs associated with our LocalConnect service (which, similar to toll-free calling within the United States, allows customers in 32 major European cities to access Genesys Meeting Center accounts for the price of a local call), we believe that the transparency of "per minute" pricing will help to further promote the use of our Web-based conferencing services to a new range of users. End-users are utilizing the capabilities offered by Genesys Meeting Center in a variety of applications, including training, departmental meetings, project meetings and product demonstrations.

        Some of the key features and capabilities of the Web-based Genesys Meeting Center include:

  •
  Real-time sharing of desktop applications.    Presenters may share any application running on their computers and alternate between applications at any time during the meeting.

  •
  Web-based management controls.    Web interface enables the moderator to fully manage the meeting via the Web from start to finish. One can view all the participants' names as well as monitor their status, including mute, un-mute, ejection from a meeting, waiting rooms and sub-conference sessions.

  •
  Integration with desktop applications.    Genesys Meeting Center features a comprehensive invitation wizard with Microsoft Outlook® integration to leverage Microsoft contacts and to facilitate the management of invitations, personal scheduling and calendaring. In addition, Genesys Meeting Center is integrated with MSN® Instant Messenger to directly start ad hoc meetings with active members on the contact list. Since 2004, Genesys Meeting Center is also integrated with Lotus Notes®.

  •
  Desktop video support.    We offer multi-point, Web cam-video conferencing capability, enabling a video connection between two or more sites. The moderator can choose the composition of the images shown on each screen: all sites, the site speaking or any combination of screens. These screen formats can be changed at any time during the meeting.

  •
  No plug-ins required.    Genesys Meeting Center is a Java-based application that functions with Microsoft Internet Explorer and selected versions of other popular Web browsers. There are no special plug-ins or downloads required for users, making it convenient to invite audience members from behind most client networks.

        Genesys Meeting Center represented 75.2% of our revenues in 2004. In connection with the industry trend of customers' greater demand for automated multimedia conferencing capabilities, we will continue to concentrate our efforts on migrating customers to our fully integrated, multimedia conferencing solutions.

        Genesys Event Service is a scalable, managed multimedia solution designed specifically for large and high profile events that require the assistance of a professionally trained conference facilitator. Customers have the benefit of a dedicated event coordinator who takes full control of the event, allowing the presenter to focus on conveying the desired message to the audience. Our advanced multimedia Web technologies allow presenters to view presentation slides and sort and screen participant questions through a Web-based interface. Clients also enjoy immediate access to valuable participant information. Genesys Event Service is frequently used for investor relations calls, training, new product launches or other announcements by top management of our customers. Genesys Event Service was developed from and replaces our Genesys Events and Managed Services category. Genesys Event Service represented 21.3% of our revenues in 2004.

        Genesys Video Service is an important complement to our audio and Web conferencing services. Video conferencing is similar to audio conferencing except that participants are viewing the video broadcast from select video-point locations equipped with specific ISDN- or IP-based video conferencing equipment (commonly referred to as "meeting room to meeting room" conferencing). We have a full staff of professionally trained operators available at all times to help schedule, arrange and manage the video session. In December 2003, we introduced Genesys Video Center, a Web-based reservation system enabling users to launch and run meetings without operator assistance. Genesys Video Center was subsequently renamed Genesys Video Service. Providing customers access to an enterprise class video conferencing service is a key facet of delivering a full portfolio of services. Video conferencing represented 3.3% of our revenues in 2004.

        The following table breaks down our revenues in euros and as a percentage of total revenues by category of activity for each of the years ended December 31, 2002, 2003 and 2004.

	Year ended December 31,
	2002		2003		2004
	in thousands of €	% of revenues	in thousands of €	% of revenues	in thousands of €	% of revenues
Genesys Meeting Center	109,857	54.7%	108,272	67.8%	104,595	75.2%
Genesys Event Service	80,238	40.0%	44,579	28.0%	29,582	21.3%
Genesys Video Service(1)	8,973	4.5%	6,304	4.0%	4,585	3.3%
Products	1,595	0.8%	345	0.2%	276	0.2%

Total revenues	200,663	100.0%	159,500	100.0%	139,038	100.0%

(1)
Formerly named Video Conferencing in 2002 and 2003, and Genesys Video Center in 2003 and 2004.

Global Sales, Marketing and Customer Service

        We seek to attract and retain our customers through multiple means. We maintain sales, marketing and customer service teams in most of the 24 countries in which we operate, and tailor our sales organization, marketing and customer service efforts to each individual market. We believe that our presence in the major North American, European and Asian Pacific markets creates a unique geographical coverage and recognized quality of service that is attractive to major multi-national organizations and regionally based organizations seeking coverage delivered by a local means. We leverage these elements that we believe set our company apart by actively pursuing major new international contracts offered in global requests for proposals as well as multi-location large enterprise customers. We also distinguish our operating efforts among segments, such as large enterprises, wholesale customers and small and medium enterprises (which we target indirectly through our wholesale relationships). We modify certain aspects of our service offerings to more effectively meet the specific needs of each customer segment.

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

        In each market, we focus our sales and marketing efforts primarily on large multinational companies and domestic companies with multiple sites, because these are the heaviest users of conferencing and group collaboration services. To target these accounts, our high-level field representatives focus on the home country, city or headquarters of these multinationals as a base for developing global business relationships. In approaching large accounts, we seek to establish strong relationships and to position our company as a long-term partner and solution provider. Beginning in 2004, our inside sales force, which used to target mainly small and medium size businesses, has been teamed with our field representatives to assist in targeting large accounts. We have made a concerted effort to win global contracts by emphasizing our global presence.

        At the end of December 2004, we had a total of 222 sales personnel, including 103 based in Europe, 88 based in the North America and 31 based in Asia Pacific. We compensate our sales force with a base salary plus commission.

  Third-Party Distribution Channels

        To broaden demand for our services, we actively pursue opportunities to respond to the needs of telecommunications providers, business-to-business exchanges, marketplaces and other distribution partners that seek a provider who can offer conferencing and group collaboration services to their users. These relationships, under which we typically provide our services under the brand name of the distributor, broaden our presence in the market.

  Marketing

        We customize our marketing programs on an industry-by-industry basis (vertical marketing) as well as on the basis of customer segments (large enterprise and wholesale customers) to specifically address the unique needs and applications of the target audience. Many of these initiatives provide extensive training and education programs focused directly on the end-user and designed to promote adoption, increase usage and build end-user loyalty.

        We promote our services through both online and offline media. Our conferencing Website, www.genesys.com, provides access to Genesys Meeting Center and allows non-customers to sign up to open an account. We also engage in customer communication programs and run a series of online seminars, inviting high profile speakers from key vertical sectors to participate.

  Service Quality and Customer Care

        We strive to ensure that each call, event and user experience meets the highest quality and reliability standards for business communication services. In addition to the highest level of system reliability and security, some customers often require personal attention provided locally in real-time. Many of our customer service and support specialists are dedicated to meet both the technical and local needs of our global clientele. We train employees in the principles of customer care management, which include service quality monitoring and the development of positive relationships with clients.

        In order to help our efforts to maintain the highest level of service quality possible, we pursue a philosophy of continuous performance improvement, meaning we consistently measure our performance and endeavor to improve it. We tie the bonus of our non-sales personnel to these measurements of service quality. We actively manage and analyze all facets of a conference call, including reservation, call execution, billing and follow up with customer satisfaction surveys. We also review our performance with our customers on a regular basis, continually set specific performance improvement goals, and modify our operations accordingly. The feedback that we have received from our customers indicates that these factors contribute to a high customer retention rate.

        In the competition for global customer accounts, we believe that in addition to price, product features and functionality, service quality and customer care are increasingly factors of differentiation. Our company is often selected as the provider of choice based on our experience managing the complexities of servicing and supporting large global customers.

  Global Presence

        As of December 2004, we offer our services in 24 countries in Europe, North America, and the Asia/Pacific Rim region. We offer localized versions of our services in multiple languages.

        The countries in which we have facilities include:

Australia	France	Malaysia	Sweden
Belgium	Germany	New Zealand	Switzerland
Canada	Hong Kong	Norway	Taiwan
China	Italy	Portugal	The Netherlands
Denmark	Japan	Singapore	United Kingdom
Finland	Korea	Spain	United States

        The following table breaks down our revenues in euros and as a percentage of total revenues by geographic market for each of the years ended December 31, 2002, 2003 and 2004.

	Year ended December 31,
	2002		2003		2004
	in thousands of €	% of revenues	in thousands of €	% of revenues	in thousands of €	% of revenues
North America	126,977	63.3%	90,181	56.5%	69,698	50.2%
Europe	58,233	29.0%	55,177	34.6%	54,954	39.5%
Asia-Pacific	6,480	3.2%	7,698	4.8%	9,798	7.0%
Global Video	8,973	4.5%	6,444	4.1%	4,588	3.3%

Total revenues	200,663	100.0%	159,500	100.0%	139,038	100.0%

Customers

        We have thousands of clients worldwide, ranging in size from major multinational corporations and Global Fortune 500 companies, to small businesses, professional organizations and public institutions. We focus our sales and marketing efforts primarily on the major multinational companies that are the world's largest users of group conferencing services. No one customer accounted for more than 10% of our revenues during the year ended December 31, 2004. Our top 10 customers accounted for approximately 28% of our revenues during the year ended December 31, 2004.

Technology and Network Infrastructure

        We develop innovative services and systems designed to ensure that our offerings respond to the expanding needs of our customers' conferencing and collaboration requirements. We seek to effectively utilize our proprietary knowledge and capabilities in a manner that responds to changes in the global marketplace. Our technology is essential to delivering the reliability, security, scalability, feature functionality and ease-of-use demanded of our services.

        We believe that our ability to internally respond to changes in the marketplace gives us the competitive advantage of being able to rapidly develop and deploy new services and modify existing services. For example, our technological expertise has allowed us to offer what we believe is one of our industry's most advanced Internet-based integrations of audio, data and video functionality. Full integration means that our platform combines audio, data and video content without having to utilize three different systems.

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

        Our core audio, Web and video multimedia conferencing technology is hosted and delivered via our global network with multiple bridge and server locations worldwide. The network infrastructure supporting our services uses a variety of server, bridging and network management equipment and certain licensed software programs that are commercially available. Our network access and our long distance, data transport, Internet and data hosting capabilities are sourced from several incumbent and competitive long distance, data transport, data hosting and local access services providers in each of our regional markets. Our technology team and network architects work closely with these providers to ensure our ability to assess and implement new capabilities on a cost effective basis.

        The scalability, reliability and security of our services are partly the result of proprietary software that we developed. This software organizes telephone connections and automatically interacts with the telecommunications bridge to control the various teleconference functions. Additionally, through new technologies and dynamic utilization, our bridge capacity in one region can support another when needed. We believe that we have sufficient capacity for our operations. In order to ensure sufficient capacity, we employ structured planning methods to determine current and future capacity requirements. Our practice is generally to purchase additional bridging and streaming capacity when average daily usage reaches approximately 70% of available capacity. Our global deployment of our multiple technology centers also enhances the resilience of our infrastructure. Through consistent investment in new technologies, we aim to continue to minimize and mitigate the risk of service outages.

        We have implemented a network operations center that is designed to be proactive in the continued development, enhancement and implementation of preventative maintenance programs. The center monitors the various systems 24 hours a day, 7 days a week and provides instantaneous alerts for individual system component failures that enable us to use our redundant capacity to minimize service interruptions.

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

Suppliers

        We purchase four main types of products and services from outside suppliers:

  •
  Infrastructure/networks services.    A significant portion of our direct costs are attributable to the purchase of local and long distance telephone services. We purchase telecommunications services from multiple suppliers in most of our markets and, because of relative size and volume requirements, we believe that multiple suppliers will continue to compete for our business. Direct costs also include the cost of hosting some of our infrastructure in co-location facilities.

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

  •
  Voice over IP equipment and Voice over IP transport providers.    We purchase VoIP equipment such as servers, media servers, session controllers and associated networking equipment (routers, switches and firewalls) from multiple suppliers. We also purchase VoIP transport (termination and origination) services from telecommunications providers, who charge us per-minute rates for these services. Other VoIP costs include co-location fees for housing our equipment and Internet connectivity charges for data access.

Research and Development

        Effective research and development has been a high priority at our company since we began our operations and continues to be essential to our success in the rapidly evolving market for conferencing and collaboration services and applications. We concentrate a considerable amount of staff and other resources upon increasing our ability to develop innovative software, applications such as Genesys Meeting Center and technologies for the Genesys Event Service software. Our current research and development efforts are focused on (i) enhancing the features, functionality and ease-of-use of our existing services, (ii) utilizing various methodologies for VoIP and (iii) upgrading our technical platforms for increased scalability and customization to meet the changing needs of our customers.

        During 2004, our significant research and development activities included finalizing the development and deployment of our global back-office systems that simplify billing and reporting and support our multinational customers, increasing ease-of-use and stability of our systems and enhancing system integration with multiple applications such as Microsoft Outlook® and Lotus Notes®. In addition, we released our VoIP platform, which we intend to roll out to customers in the middle of 2005. This platform provides integrated end-to-end IP conferencing and collaboration, as well as access via the telephone and Internet.

        In addition to developing unique features and functionality for our customers, our research and development activities provide internal controls on our technologies that enable us to produce higher quality services quicker and at lower cost than would be possible through third-party vendors and partners. As described further in "—Intellectual Property" below, we were awarded three patents in 2004. We also make selective acquisitions and enter into licensing arrangements to accelerate our research and development efforts, as required.

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

        We hold three U.S. patents, one of which pertains to the synchronization of multi-media events on a computer. Our other two U.S. patents relate to the synchronization of transmitted and received data and remotely modifying presentations in a multimedia conference. We currently have three patent applications pending: one in the U.S., one in Europe and one international patent application filed under the Patent Cooperation Treaty of 1970. One patent application (filed in the U.S. and under the Patent Cooperation Treaty of 1970) relates to broadcasting applications and a second patent application (filed in Europe) relates to remotely modifying presentations in a multimedia conference.

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

  •
  Companies with conferencing revenues of over U.S. $300 million per annum: AT&T, MCI and West Corp.;

  •
  Companies with conferencing/group collaboration revenues of between U.S. $100 million and U.S. $300 million per annum: BT, Global Crossing, Premiere Global Services, Sprint and WebEx, which specializes exclusively in Web-based conferencing; and

  •
  Companies with conferencing/group collaboration revenues of less than U.S. $100 million per annum: ACT Teleconferencing, Raindance, France Telecom and Deutsche Telekom.

        Additionally, major technology corporations that have added group collaborative capabilities to their respective software portfolios through acquisitions or organic developments: Microsoft, Cisco and IBM.

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

C.    Organizational Structure

        The table below sets forth our significant subsidiaries and affiliates as of December 31, 2004.

Significant Subsidiary or Affiliate	Country of Incorporation	Ownership Interest
Genesys Conferencing, Inc.	United States	100%
Genesys Conferencing Ltd.	United Kingdom	100%

D.    Property, Plants and Equipment

        Our development of local facilities serves the dual purposes of providing local language, local currency, and local time zone services to the areas served by each call center, as well as backup and overflow capacity among other call centers in the event all or part of a conference needs to be re-routed from a call center that is at full capacity. Our headquarters are located in Montpellier, France. At March 31, 2005, our principal operational and administrative facilities were the locations listed in the table below.

North America	Size (m2)	Europe	Size(m2)	Asia/Pacific	Size (m2)
Administrative location and Call Center: Reston, Virginia	3,809	Headquarters: Montpellier, France	3,750	Administrative location: Singapore	282
		Call Center: Croydon, England	1,693	Call Center: Melbourne, Australia	400

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

        In 2002, we began a process of consolidation of our call centers to provide higher levels of customer service and improve operating efficiencies. The final phase of the consolidation process, the closure of our Chanhassen, Minnesota call center, was completed at the end of the first quarter of 2004. All traffic generated through the closed sites has been successfully re-routed to our remaining call centers. In 2004, in connection with our overall strategy to enhance operating efficiency and productivity, we also centralized our global operations and senior management at our Reston, Virginia operations center near Washington, D.C.

Item 5.    Operating and Financial Review and Prospects

Overview

  General

        We were founded in Montpellier, France in 1986 to develop automated audio conferencing services. Since then, we have expanded through internal growth and acquisitions to become one of the leading specialist providers of interactive group collaboration and conferencing services and applications, based on 2004 revenues. We have evolved from a regional audio conferencing provider to become a global company earning 58.8% of our revenues outside Europe in 2004. Over time, we have also diversified the scope of our products and services.

        In 2001, we completed two major acquisitions. In March 2001, we acquired Astound Incorporated, a leading provider of Web conferencing and data collaboration software. In April 2001, we acquired Vialog Corporation, a leading independent provider of conferencing services in the United States.

        Since these acquisitions, we have undertaken a major consolidation of our operations, integrating the activities of Vialog and significantly increasing automated services as a percentage of our activities. The shift to automated services has reduced our revenue growth, but increased our gross margin percentage, as automated services are priced lower than operator-assisted services but carry higher gross margin percentages. The consolidation resulted in the closure of four U.S. call centers and one European call center during 2002, and we completed the closure of an additional U.S. call center at the end of the first quarter of 2004. The consolidation was the main driver in the reduction in the number of our employees from 1,530 as of January 1, 2002 to 982 as of December 31, 2004. During 2004, we also streamlined, reorganized and centralized our senior management and finance and administrative departments in Reston, Virginia, to implement a more simplified operational structure.

        In connection with our acquisition of Vialog, we incurred a significant amount of debt under a $125 million credit facility that we signed in April 2001. The credit facility requires us to comply with financial ratios on a quarterly basis and to make principal repayments on a semi-annual basis. On April 30, 2003 and August 6, 2004, we amended this agreement to reschedule principal payments under our credit facility and to modify our financial ratio requirements. See "—Liquidity and Capital Resources" below and Note 9 to our consolidated financial statements included in this annual report for more details.

  Segments

        We have four reportable business segments, including three geographic segments (North America, Europe and Asia Pacific) that cover our services other than video conferencing, as well as a global video segment that we segregated from our other services. We make key decisions and evaluate operating performance on the basis of these segments. Our results of operations, broken down among our segments, are set forth in Note 18 to our consolidated financial statements included in this annual report.

  Key Factors Affecting Results of Operations

  Revenues

        We generate our revenues primarily from fees charged to our customers for conferencing and related services. In our geographic segments, we earn services revenues from our Genesys Meeting Center and Genesys Event Service platforms, while in our global video segment we earn revenues from video conferencing services. The key drivers of our revenues in each of these areas are described below:

  •
  Genesys Meeting Center.    This is our platform for automated services, providing fully integrated audio, video and Web conferencing accessible on demand directly through the telephone via traditional telecommunications networks and through the desktop via the Internet. We bill services associated with our Genesys Meeting Center platform primarily on a per-participant, per-minute basis.

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

  •
  Genesys Video Service.    Video conferencing is similar to audio conferencing except that generally one or more participants are viewing the video broadcast from select video-point locations. We bill our video conferencing services on a per-line, per-minute basis.

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

        Of these costs, operator and technical support wages and benefits is the largest cost in delivering our managed event services and video conferencing services. The largest direct costs category related to Genesys Meeting Center services include long distance transport and network access costs. The key bridging and conferencing capabilities of our propriety Genesys Meeting Center technology are highly cost efficient. Thus, these services generate higher gross margin percentages than our labor intensive attended services. The consolidation of our North American call centers and resulting cost savings has had a positive impact on our gross margin percentage, beginning in 2003.

  Operating Income

        Our operating income depends on our revenue, our cost of revenue, and the level of our other operating expenses, which include the following:

  •
  Research and development costs, which consist primarily of salaries and benefits for research and development personnel, depreciation of research and development equipment and related expenses;

  •
  Selling and marketing expenses, which consist primarily of salaries and benefits paid to sales personnel and the costs of advertising and marketing materials;

  •
  General and administrative expenses, which consist primarily of personnel costs and costs for general corporate functions, including finance, accounting, facilities and administration and human resources, and fees for professional services such as consulting, legal and accounting services. Expenses relating to software and information system network maintenance and development are classified as general and administrative expenses rather than research and development expenses. In 2002, 2003 and 2004, some costs relating to development of an integrated reservation and billing system were capitalized.

        In 2002, 2003 and 2004, we also incurred various restructuring charges relating to the consolidation of our call centers and the centralization of senior management, finance and administrative functions into our primary operating center in Reston, Virginia. These restructuring charges are shown as a separate component of our operating expenses. In addition, amortization of intangible assets and impairment of goodwill and other intangible assets are recorded as operating expenses.

  Impact of Exchange Rates

        Our acquisitions have expanded our international operations and thus increased our exposure to exchange rate fluctuations, and in particular to the U.S. dollar. In 2002, 2003 and 2004, the U.S. dollar declined significantly compared to the euro, and as a result the comparability of our revenues and results of operations expressed in euros during the past three years was significantly impacted.

        We prepare our consolidated financial statements in euros. In order to demonstrate the impact of the decline of the U.S. dollar on our revenues from 2002 to 2004, we have recalculated our revenues as if our functional currency had been the U.S. dollar rather than the euro. We present our recalculated revenues in the table below (along with a presentation of our revenues in euros, as actually recorded in our financial statements). For this purpose, we have used the average for each quarter of the daily euro/U.S. dollar exchange rates for each of 2002, 2003 and 2004, respectively, which are the rates we used for translation purposes in our consolidated income statement. The average rates we have used are set forth in the table below. The annual U.S. dollar amounts provided in this section are the sums of the euro amounts for each quarter translated into U.S. dollars at the applicable euro/U.S. dollar exchange rate for that quarter.

		Average euro/U.S. dollar exchange rate (expressed in euros per dollar)
2002	Q1	1.141071
	Q2	1.087650
	Q3	1.016696
	Q4	0.999758
2003	Q1	0.931638
	Q2	0.879966
	Q3	0.889360
	Q4	0.840824
2004	Q1	0.799561
	Q2	0.830314
	Q3	0.818339
	Q4	0.771434

        We believe that this analysis is useful because the majority of our revenues were actually earned in U.S. dollars. However, the change in our U.S. dollar revenues also reflects the mechanical impact of exchange rate differences on the portion of our consolidated revenues earned in euros. In the U.S. dollar table set forth below, euro revenues converted to U.S. dollars represent 12% of the total in 2002, 15% in 2003 and 19% in 2004.

  Revenues in euros

	Year ended December 31,
	2002	2003		2004
	in thousands of €	in thousands of €	% change 2002-2003	in thousands of €	% change 2003-2004
Genesys Meeting Center	109,857	108,272	(1.4)%	104,595	(3.4)%
Genesys Event Service(1)	80,238	44,579	(44.4)%	29,582	(33.6)%
Genesys Video Service(2)	8,973	6,304	(29.7)%	4,585	(27.3)%
Products	1,595	345	(78.4)%	276	(20.2)%

Total revenues	200,663	159,500	(20.5)%	139,038	(12.8)%

  Revenues in U.S. dollars

	Year ended December 31,
	2002	2003		2004
	in thousands of $	in thousands of $	% change 2002-2003	in thousands of $	% change 2003-2004
Genesys Meeting Center	103,799	122,254	17.8%	130,046	6.4%
Genesys Event Service(1)	75,192	50,069	(33.4)%	36,739	(26.6)%
Genesys Video Service(2)	8,377	7,099	(15.3)%	5,698	(19.7)%
Products	1,494	389	(74.0)%	345	(11.3)%

Total revenues	188,862	179,811	(4.8)%	172,828	(3.9)%

(1)
For the period from May 2002 to September 2003, revenues set forth under the heading "Genesys Event Service" relate to Genesys Events & Managed Services. For periods prior to May 2002, revenues set forth under this heading relate to predecessor services. See "Overview—Key Factors Affecting Results of Operations—Revenues" above.

(2)
Formerly named Video Conferencing in 2002 and 2003, and Genesys Video Center in 2003 and 2004.

        In the discussion of our year-over-year results of operations set forth below, we discuss more specifically the impact of the decline of the U.S. dollar in 2002, 2003 and 2004 on our revenues and results of operations in euros, which is our functional currency.

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

        We continued to experience the effects of our consolidation efforts in 2003, although to a lesser degree. In 2003, we announced the closure of our call center in Chanhassen, Minnesota, and the transitioning of its call volumes to our high-capacity call center at Reston, Virginia, completed at the end of the first quarter of 2004. We accrued €0.4 million and €0.9 million of costs in connection with our consolidation of call centers in 2003 and 2004, respectively. For a detailed discussion of our restructuring costs associated with the call center closures, see Note 13 to our consolidated financial statements included in this annual report.

  Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

        We use EBITDA as an important measure of the operating performance of our business. We believe that EBITDA is a meaningful measure of operating performance, because it presents our results of operations without the potentially volatile impact (which can be substantial) of goodwill impairment and the impact of depreciation and amortization. We define EBITDA as earnings (loss) before interest, income taxes, depreciation, amortization charges and impairment of goodwill and other intangibles. Our depreciation charges are divided among the line items of cost of revenue, research and development, selling and marketing and general and administrative expenses, based on the use of the assets being depreciated. EBITDA is not a measurement of operating performance calculated in accordance with accounting principles generally accepted in the United States, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other statement of operations or cash flow statement data prepared in accordance with generally accepted accounting principles, or GAAP or as a measure of profitability or liquidity. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained in this annual report may not be comparable to similarly named measures of other companies.

        We believe that the most directly comparable GAAP measure to EBITDA is net income (loss). The following table reconciles EBITDA to net loss for the periods indicated.

	2002	2003	2004
	(in thousands of €)
Net loss	(113,766)	(11,353)	(71,685)
Income tax credit	(5,043)	(8,842)	(6,683)
Financial expense, net	8,987	4,501	6,994
Depreciation	15,728	10,845	9,898
Amortization of intangibles	13,888	9,595	5,382
Impairment of goodwill and intangibles	93,613	28,057	75,401

EBITDA	13,407	32,803	19,307

        EBITDA included restructuring charges of €2.2 million in 2004 as follows: €1.1 million for call center consolidation in the United States, €0.9 million for the centralization of senior management, finance and administrative functions to Reston, Virginia and €0.2 m for separation costs and severance. EBITDA also included non-recurring charges of €2.4 million, as follows: €1.2 million for separation costs, €0.7 million for relocation expenses of senior management and €0.5m for the early termination of an operating lease contract.

        EBITDA included charges of €1.1 million in 2003 relating to restructuring in the United States.

        EBITDA included restructuring charges of €4.3 million for call center consolidation in North America and Germany in 2002 and non-recurring charges of €9.0 million, as follows: €3.2 million for the early termination of a Rich Media contract, €1.6 million of duplicate costs and retention bonuses associated with the consolidation of call centers in North America, €1.2 million for severance of general and administrative staff, €1.2 million for early fulfillment of a U.S. long distance contract, €0.9 million for streamlining the senior management and €0.9 million for separation costs of selling and marketing staff.

Year ended December 31, 2004 compared with year ended December 31, 2003

  Revenue

        Total revenues decreased 12.8% from €159.5 million in 2003 to €139.0 million in 2004. The principal reason for the decline in our revenues was the 9.0% decline in the value of the U.S. dollar against the euro in 2004. Based on 2003 exchange rates, our euro revenues in 2004 would have been 4.0% below our euro revenues in 2003. This decline was also due to the net impact of the continued and expected shift in our product mix from operator- attended services to our lower-priced, automated services and the declining price of our products, partially offset by an increase in conferencing minutes sold.

        Operationally, we realized significant volume increases. Our call volume minutes increased from 1,312 million in 2003, to 1,512 million in 2004. Automated services represented 89.9% of total call volumes in 2004, compared to 83.4% in 2003.

        The following table breaks down our revenues by segments (excluding intercompany sales) for each of 2003 and 2004 in euros and expressed as a percentage of total revenues:

	Year ended December 31,
	2003		2004
	in thousands of €	% of revenues	in thousands of €	% of revenues
North America	90,181	56.5%	69,698	50.2%
Europe	55,177	34.6%	54,954	39.5%
Asia-Pacific	7,698	4.8%	9,798	7.0%
Global Video	6,444	4.1%	4,588	3.3%

Total revenues	159,500	100.0%	139,038	100.0%

        In North America, our revenues decreased 22.7%, principally due to price erosion, our customers' increased use of lower-priced automated services and the 9.7% depreciation of the value of the U.S. dollar against the euro. In U.S. dollars, our North American revenues decreased by 15.0% from $101.5 million in 2003 to $86.3 million in 2004. Our European revenues decreased slightly by 0.4% primarily as a result of price erosion Our Asia-Pacific revenues increased by 27.3%; this increase is mainly explained by higher volume. Revenues in our Global Video division declined 28.8%, principally due to the migration of our customers to our other services.

        Among our services, we continue to experience a shift from our operator-assisted services to our automated Genesys Meeting Center services. The following table sets forth our revenues for 2003 and 2004 by category and expressed as a percentage of total revenues.

	Year ended December 31,
	2003		2004
	in thousands of €	% of revenues	in thousands of €	% of revenues
Genesys Meeting Center	108,272	67.8%	104,595	75.2%
Genesys Event Service(1)	44,579	28.0%	29,582	21.3%
Genesys Video Service(2)	6,304	4.0%	4,585	3.3%
Products	345	0.2%	276	0.2%

Total revenues	159,500	100.0%	139,038	100.0%

(1)
For the period from May 2002 to September 2003, revenues set forth under the heading "Genesys Event Service" relate to Genesys Events & Managed Services. For periods prior to May 2002, revenues set forth under this heading relate to predecessor services. See "Overview—Key Factors Affecting Results of Operations—Revenues" above.

(2)
Formerly named Video Conferencing in 2002 and 2003, and Genesys Video Center in 2003 and 2004.

        Revenues from our automated Genesys Meeting Center platform decreased by 3.4%, from €108.3 million during 2003 to €104.6 million during 2004. The main reason for the decrease is the depreciation of the value of the U.S. dollar against the euro. Based on 2003 exchange rates, our Genesys Meeting Center revenues in euros would have increased by 6.4% in 2004 compared to 2003. Call volume minutes increased, from 1,094 million in 2003 to 1,356 million in 2004. This call volume increase was mainly attributable to the continued migration of customers from our assisted services to Genesys Meeting Center's automated services in 2004, as well as increased utilization of these services by our existing customers. As in the past, the effects of this volume increase were partially offset by price erosion associated with intense competition, in particular in the context of bidding for major client contracts.

        Revenues from our Genesys Event Service platform (or its predecessor) decreased by 33.6%, from €44.6 million during 2003 to €29.6 million during 2004, primarily due to the decrease in volume, related in part to the continued migration of our customers to our automated service, as well as the depreciation of the value of the U.S. dollar against the euro during this period. Based on 2003 exchange rates, our Genesys Event Service revenues in euros would have decreased by 26.6% in 2004 compared to 2003. Call volume minutes also decreased by 30.0%, from 213 million in 2003 to 152 million in 2004.

        Revenues from Genesys Video Service decreased by 27.3% from € 6.3 million in 2003 to €4.6 million in 2004, principally due to the continuing decrease in volume related to the migration to other services, accentuated by the depreciation of the value of the U.S. dollar against the euro and price erosion. Based on 2003 exchange rates, Genesys Video Service revenues in euros would have decreased by 19.7% in 2004 compared to 2003. Conferencing volume minutes decreased, from 3.9 million in 2003 to 3.6 million in 2004.

  Gross Profit

        Our gross profit decreased by 16.0%, from €102.4 million in 2003 to €85.9 million in 2004. This decrease is principally due to price erosion and, to a lesser extent, depreciation of the value of the U.S. dollar against the euro. As a percentage of our revenues, gross profit decreased from 64.2% in 2003 to 61.8% in 2004. The gains in gross margin from the migration to higher-margin automated services were offset by price erosion due to competitive pressures.

        The following table sets forth our gross profit by segment for 2003 and 2004, both as an absolute amount and as a percentage of segment revenues.

	Year ended December 31,
	2003		2004
	in thousands of €	% of revenues	in thousands of €	% of revenues
North America	52,335	58.0%	35,869	51.5%
Europe	44,023	79.8%	42,913	78.1%
Asia-Pacific	4,752	61.7%	6,208	63.4%
Global Video	1,247	19.4%	952	20.7%

Total gross profit	102,357	64.2%	85,942	61.8%

        The 6.5% decrease in our gross margin, expressed as a percentage of revenues, in North America resulted principally from price erosion that was only partially offset by the migration to higher-margin automated services. In Europe, price erosion also explains the decrease of 1.7% in gross margin expressed as a percentage of revenues. The improvement of 1.7% in our gross margin expressed as a percentage of revenues in Asia-Pacific was due primarily to an increase in volumes, particularly higher-margin automated services.

  Operating Loss and Operating Expenses

        Our operating loss increased from €15.7 million in 2003 to € 71.4 million in 2004. The magnitude of our 2003 and 2004 operating losses was primarily a result of impairment charges recorded following the application of Statement of Financial Accounting Standards No. 142 and Statement of Financial Accounting Standards No. 144, as discussed below. On a regular basis, we re-evaluate the carrying value of our long-term assets, which consist primarily of goodwill and other intangible assets. As a result of this assessment, reflecting the current industry environment and continued price erosion, we recorded impairment charges of €28.1 million and €75.4 million in 2003 and 2004, respectively. In 2003, this impairment charge includes €3.1 million relating to North America goodwill and €24.9 million relating to the carrying value of North America customer lists, which were identified during the acquisition of Vialog in 2001. The impairment charge recorded in 2004 includes €53.4 million relating to North America goodwill and €22.0 million relating to the carrying value of North America customer lists, which were identified during the acquisition of Vialog in 2001. Excluding the impact of impairment of goodwill and other intangibles, our operating income would have been €12.3 million and €4.0 million in 2003 and 2004, respectively. The decrease in 2004 is partly due to the restructuring charge and non-recurring items described above. The following table breaks down our operating costs and expenses that are not included in cost of revenue for 2003 and 2004 by major category.

	Year ended December 31,
	2003		2004
	in thousands of €	% of revenues	in thousands of €	% of revenues
Research and development	4,183	2.6%	3,750	2.7%
Selling and marketing	37,394	23.4%	35,839	25.8%
General and administrative	37,729	23.7%	34,773	25.0%
Restructuring charge	1,115	0.7%	2,242	1.6%
Impairment of goodwill and other intangibles	28,057	17.6%	75,401	54.2%
Amortization of other intangibles	9,595	6.0%	5,382	3.9%

Total operating expenses	118,073	74.0%	157,387	113.2%

  Research and Development

        Our research and development expenses decreased, from €4.2 million in 2003 to €3.8 million in 2004. As a percentage of our total revenues, research and development expenses increased slightly from 2.6% in 2003 to 2.7% in 2004. In 2004, our major research and development activities were the continued development of enhancements of our Genesys Meeting Center and Genesys Event Service platforms.

  Selling and Marketing

        Our selling and marketing expenses decreased by €1.6 million, or 4.2%, from €37.4 million in 2003 to €35.8 million in 2004. The decrease in our selling and marketing expenses is principally a result of the favorable effects of the depreciation of the value of the U.S. dollar against the euro. Expressed as a percentage of our total revenues, our selling and marketing expenses increased from 23.4% in 2003 to 25.8% in 2004. The increase as a percentage of total revenues is mainly due to price erosion, which has had a negative impact on our revenue, and expenses associated with a new outsourcing relationship aimed at maintaining and growing the small business segment of our customer list. Selling and marketing efforts remain focused on further penetrating the market, particularly to large enterprises, and increasing global brand awareness.

  General and Administrative

        Our general and administrative expenses decreased by €2.9 million, or 7.8%, from €37.7 million in 2003 to €34.8 million in 2004. The decrease in our general and administrative expenses is principally the result of the favorable effects of the depreciation of the value of the U.S. dollar against the euro. Expressed as a percentage of total revenues, our general and administrative expenses increased from 23.7% in 2003 to 25.0% in 2004. The increase as a percentage of total revenues is mainly due to lower revenues and non-recurring expenses. In 2004, our general and administrative expenses included €2.3 million of non-recurring expenses (in addition to the restructuring charge described in the paragraph below), as follows: €1.2 million for relocation packages and separation expenses associated with the relocation of senior management to Reston, Virginia, €0.6 million for other separation expenses and €0.5 million for early termination of an operating lease contract. Excluding the non-recurring items, our general and administrative expenses would have amounted to €32.5 million, or 23.3% of revenues in 2004. The consolidation of senior management and finance, legal and administrative departments in Reston, Virginia, completed in the second half of 2004, has begun to generate savings that we expect will have a favorable impact on our general and administrative expenses.

  Restructuring Charge

        The restructuring charge of €2.2 million in 2004 is associated with the consolidation of our senior management and general and administrative departments in Reston, Virginia (€1.1 million), which were previously located in Denver, Colorado and Montpellier, France, the closing of the Chanhassen, Minnesota call center (€0.9 million) and separation and severance costs (€0.2 million). In 2003, we recorded a restructuring charge of €1.1 million, associated with separation costs for certain managers in North America (€ 0.6 million) and the closing of the Chanhassen, Minnesota call center (€0.5 million).

  Impairment of Goodwill and Other Intangibles

        In 2004, we recorded an impairment charge of €75.4 million, including €53.4 million relating to North America goodwill and €22.0 million relating to the carrying value of North America customer lists, which were identified during the acquisition of Vialog in 2001. In 2003, we recorded an impairment charge of €28.0 million relating primarily to the carrying value of customer lists, which were intangible assets identified during the acquisition of Vialog. For additional information regarding this impairment charge and, in particular, regarding the facts and circumstances that led to the impairment charge, see Note 3 to our consolidated financial statements included in this annual report.

  Amortization of Intangibles

        Amortization of intangibles decreased 43.9% from €9.6 million in 2003 to €5.4 million in 2004. The decrease of amortization expenses in 2004 is mainly the result of the reduction in the intangibles amortization base following impairment charges recorded at October 1, 2003 and June 30, 2004.

  Operating Loss by Segment

        The following table breaks down our operating loss by segment for each of 2003 and 2004.

	Year ended December 31,
	2003	2004
	(in thousands of €)
North America (1)	(20,055)	(76,587)
Europe	18,708	21,483
Asia-Pacific	739	1,041
Global Video	1,247	952
Corporate (2)	(16,355)	(18,334)

Total operating loss	(15,716)	(71,445)

(1)
North America includes €28.0 million and €75.4 million of impairment of goodwill and other intangible assets in 2003 and 2004, respectively.

(2)
Corporate includes primarily non-operating charges and expenses and research and development expenses.

  EBITDA

        Our EBITDA decreased from €32.8 million, or 20.6% of revenue in 2003, to €19.3 million, or 13.9% of revenue in 2004. For a reconciliation of EBITDA to net loss, see "Overview—EBITDA" above.

        The following table sets forth our EBITDA by segment for 2003 and 2004, both as an absolute amount and as a percentage of segment revenues.

	Year ended December 31,
	2003		2004
	in thousands of €	% of segment revenues	in thousands of €	% of segment revenues
North America	22,096	24.5%	8,156	11.7%
Europe	21,776	39.5%	24,618	44.8%
Asia-Pacific	1,197	15.5%	1,512	15.4%
Global Video	2,025	31.4%	1,445	31.5%
Corporate	(14,291)	n.s	(16,424)	n.s

Total	32,803	20.6%	19,307	13.9%

        Our EBITDA margin decreased, mainly due to the depreciation of the value of the U.S. dollar against the euro, price erosion and charges associated with our restructuring and centralization that were recorded in 2004 (attributable mainly to North America and Corporate). The centralization of senior management and finance, legal and administrative departments in Reston, Virginia, completed in the second half of 2004, has begun to generate savings that we expect will have a favorable impact on our EBITDA.

  Financial Income (Expense)

        Net financial expense increased 55.4% from €4.5 million in 2003 to €7.0 million in 2004. The increase of €2.5 million is mainly due to a foreign exchange loss of €1.6 million in 2004 (which compared with a foreign exchange gain of €3.7 million in 2003). This foreign exchange difference was partially offset by the decrease in our interest expense resulting from both the decline in the U.S. dollar (as our obligations under our principal credit agreement are denominated in U.S. dollars) and repayments of U.S. $16.9 million of principal of our U.S. $125 million credit facility.

  Income Tax

        We recorded a €6.7 million credit for income taxes in 2004 compared to €8.8 million in 2003. These credits correspond primarily to the reduction of certain deferred tax liabilities as a result of the €24.9 million and €22.0 million impairment charges recorded in 2003 and 2004, respectively, against our North American customer lists and some other movements in deferred tax (credits of €0.5 million and €0.2 million in 2003 and 2004, respectively), partially offset by the income tax provisions of €2.5 million and €2.7 million in 2003 and 2004, respectively.

  Net Loss

        For the foregoing reasons, we recorded a net loss of €71.7 million in 2004 compared to a net loss of €11.4 million in 2003. Our net loss per share was €3.90 in 2004, compared to €0.69 in 2003, reflecting our increased net loss. Excluding the charges for impairment and amortization of goodwill and other intangible assets, we would have recorded net income of €9.1 million in 2004, compared to net income of €26.3 million in 2003.

Year ended December 31, 2003 compared with year ended December 31, 2002

  Revenue

        Total revenues decreased 20.5% from €200.7 million in 2002 to €159.5 million in 2003. The principal reason for the decline in our revenues was the 16.4% decline in the value of the U.S. dollar against the euro in 2003. Based on 2002 exchange rates, our euro revenues in 2003 would have been 11.2% below our euro revenues in 2002. This decline was also due to the continuing shift of customers towards our automated services.

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

	Year ended December 31,
	2002		2003
	in thousands of €	% of revenues	in thousands of €	% of revenues
Genesys Meeting Center	109,857	54.7%	108,272	67.8%
Genesys Event Service(1)	80,238	40.0%	44,579	28.0%
Genesys Video Service(2)	8,973	4.5%	6,304	4.0%
Products	1,595	0.8%	345	0.2%

Total revenues	200,663	100.0%	159,500	100.0%

(1)
For the period from May 2002 to September 2003, revenues set forth under the heading "Genesys Event Service" relate to Genesys Events & Managed Services. For periods prior to May 2002, revenues set forth under this heading relate to predecessor services. See "Overview—Key Factors Affecting Results of Operations—Revenues" above.

(2)
Formerly named Video Conferencing in 2002 and 2003, and Genesys Video Center in 2003 and 2004.

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

        Revenues from Genesys Video Service decreased by 29.7% from € 9.0 million in 2002 to €6.3 million in 2003, principally due to the decrease in volume related to the migration to other services, accentuated by the depreciation of the value of the U.S. dollar against the euro and price erosion. Based on 2002 exchange rates, our Genesys Video Service revenues in euros would have decreased by 23.5% in 2003 compared to 2002. Conferencing volume minutes decreased, from 5 million in 2002 to 4 million in 2003.

  Gross Profit

        Our gross profit decreased by 9.5%, from €113.2 million in 2002 to €102.4 million in 2003. This decrease is principally as a result of the depreciation of the value of the U.S. dollar against the euro. As a percentage of our revenues, gross profit increased from 56.4% in 2002 to 64.2% in 2003. The margin improvement reflected the accelerated migration from our operator-assisted services to our automated services, in particular in the United States. Automated services, which represented 83.4% of our total call volumes compared to 71.5% in 2002, realize a greater gross margin than our operator-assisted services. The gains in gross margin from the migration to automated services were offset partially by price erosion due to competitive pressures. In 2002, gross margin was adversely impacted by two categories of non-recurring costs, which were a €1.2 million charge relating to the early fulfillment of our obligations under a U.S. long distance supplier contract, and a €1.6 million charge for duplicate personnel costs related to the North American call center consolidation.

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

  EBITDA

        Our EBITDA nearly tripled from €13.4 million, or 6.7% of revenue in 2002, to €32.8 million, or 20.6% of revenue in 2003. For a reconciliation of EBITDA to net loss, see "Overview—EBITDA" above.

        The following table sets forth our EBITDA by segment for 2002 and 2003, both as an absolute amount and as a percentage of segment revenues.

	Year ended December 31,
	2002		2003
	in thousands of €	% of segment revenues	in thousands of €	% of segment revenues
North America	12,808	10.1%	22,096	24.5%
Europe	21,593	37.1%	21,776	39.5%
Asia-Pacific	663	10.2%	1,197	15.5%
Global Video	10	0.1%	2,025	31.4%
Corporate	(21,667)	n.s.	(14,291)	n.s

Total	13,407	6.7%	32,803	20.6%

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

  Income Tax

        We recorded an income tax credit of €8.8 million in 2003 compared to an income tax credit of €5.0 million in 2002. Our 2003 tax credit is principally related to the amortization and impairment of identifiable intangible assets in connection with the acquisition of identifiable intangible assets (primarily customer lists) of North American businesses. The 2002 figure similarly reflected a deferred tax credit relating to the amortization of identifiable intangible assets in connection with the acquisition of identifiable intangible assets from Astound and Vialog.

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

Liquidity and Capital Resources

  General

        Our liquidity requirements are driven primarily by our working capital requirements, capital expenditures on telecommunications and bridging equipment, servers, computers and software and our debt service requirements. To date, we have funded our liquidity requirements through a combination of equity offerings, borrowings (including bank financings and convertible debt issuances), and operating cash flow.

        At December 31, 2004, our principal sources of liquidity included €7.4 million in cash and cash equivalents and a total of €2.8 million of short-term credit facilities (of which €2.2 million was used as of December 31, 2004). The terms of our U.S. $125 million credit facility may limit our ability to borrow under our short-term credit facilities. Nonetheless, we believe that our capital resources are sufficient to meet our current working capital needs.

        In connection with the acquisition of Vialog in April 2001, we and Vialog entered into a U.S. $125 million credit facility which was used to refinance the existing debt of our company and Vialog and for working capital purposes. This facility, which is described in more detail below, was amended on April 30, 2003 and August 6, 2004 to extend the repayment schedule.

  Cash Flows

        Cash and cash equivalents decreased from €15.6 million at the end of December 2003 to €7.4 million at the end of December 2004.

        We generated cash of €11.5 million in operating activities in 2004, compared to €17.3 million in 2003. The decrease resulted mainly from our lower gross margin and EBITDA, associated with price erosion and the decline in the value of the U.S. dollar against the euro. In addition, other assets increased by €4.1 million, accrued taxes decreased by €2.0 million and other liabilities decreased by €1.0 million, mainly due to the reduction of accrued restructuring expenses and severance. These factors were partially offset by a decrease in accounts receivable of €2.2 million due to the reduction in the days of sales outstanding as of December 31, 2004 compared to December 31, 2003 and to lower reported revenues in the fourth quarter of 2004 compared to the fourth quarter of 2003.

        We used cash of €3.9 million in investing activities in 2004. Our capital expenditures were €3.9 million, primarily for telecommunications and bridging equipment and servers and, to a lesser extent, computers and software. Our capital expenditures as a percentage of revenues were 3.4%, 5.9% and 2.8% of revenues in 2002, 2003 and 2004, respectively. Our capital expenditures as a percentage of revenues were higher in 2003 than in 2002 and 2004 because accelerated capital expenditures of €3.5 million were made at the close of 2003 in order to benefit from reduced prices offered by our providers.

        We used cash of €16.2 million in financing activities in 2004, reflecting primarily the payment of €14.2 million of principal on our debt, including mainly U.S. $16.9 million, or €13.8 million, under our U.S. $125 million credit facility, which was restructured on April 30, 2003 and August 6, 2004. This payment included a principal payment of U.S. $1.7 million, or €1.3 million, which resulted from a mandatory prepayment of principal from excess cash flow.

  Contractual Obligations and Commercial Commitments

        As of December 31, 2004, the repayment schedule for all of our contractual obligations and commercial commitments is as follows:

	Payments due by period
	2005	2006- 2007	2008- 2009	2010 and thereafter	Total
	(in thousands of €)
Term loans, variable rate	8,810	20,784	36,517	—	66,111
Revolving loans, variable rate	—	7,342	—	—	7,342
3% Convertible notes	3,178	—	—	—	3,178
Interest free loan from ANVAR	50	70	—	—	120
Capital lease obligations	187	60	—	—	247

Total long-term debt, excluding accrued interest	12,225	28,256	36,517	—	76,998
Operating leases	5,618	5,067	1,770	1,075	13,530
Other long term liabilities(1)	1,458	1,126	118	—	2,702

Total contractual cash obligations	19,301	34,449	38,405	1,075	93,230

(1)
Other long-term liabilities include primarily accrued restructuring expenses associated with consolidation of call centers.

Bank Financing Amendment

  U.S. $125 Million Credit Facility

        On April 20, 2001, we and Vialog entered into a U.S. $125 million credit facility agreement with BNP Paribas, CIBC World Markets and Fortis Bank. This credit facility, which was amended thereafter, replaced our then outstanding U.S. $35 million multi-currency term loan and the long-term debt of Vialog (U.S. $75 million senior notes payable) that existed prior to our acquisition of Vialog. Prior to the signature on April 30, 2003 and August 6, 2004 of the amendments described below, the U.S. $125 million credit facility included the following terms:

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

        Prior to the amendments described below, the U.S. $50 million and U.S. $35 million term loans granted to Vialog and our company, respectively, were to be repaid in semi-annual installments in accordance with the schedule set forth in the credit facility agreement. The U.S. $30 million facility was to be repaid in one payment at maturity.

  Terms of the April 2003 Amendment

        On April 11, 2003, we reached an agreement in principle with our lenders under the U.S. $125 million credit facility, several of the holders of our 3% convertible bonds and certain of our shareholders (some of whom are also bondholders) on a financial restructuring plan.

        The financial restructuring was essentially comprised of:

  •
  An amendment to our April 2001 U.S. $125 million credit facility that extended the maturity of the remaining principal through October 2008;

  •
  Deferral of the maturity date for 50% of the principal of our outstanding 3% convertible bonds; and

  •
  A €6.2 million offering of rights to subscribe for our ordinary shares.

  Amendment to our April 2001 U.S. $125 Million Credit Facility

        On April 30, 2003, we signed an amendment to our April 2001 U.S. $125 million credit facility with our main bank creditors. The amendment provided for the extension of the maturity of the U.S. $118 million remaining principal amount under the credit facility from April 2006 to October 2008, and the rescheduling of principal repayments. As amended, U.S. $7 million of principal was repaid on April 30, 2004 and U.S. $11 million of principal was repaid on October 31, 2004. We have continued to pay interest according to the original schedule (i.e., semi-annually on April 30 and October 31).

        We also agreed to prepay the loan if our excess cash flows (excluding the proceeds of the rights offering) exceed certain levels. On April 30, 2004, we repaid U.S. $1.7 million (€1.3 million) of principal, in accordance with this prepayment term. All amounts borrowed are repayable at any time in whole or in part at our option.

        The U.S. $125 million credit facility required us to comply with certain financial covenants. Prior to the April 30, 2003 amendment, we received a waiver from our lenders, which cured our non-compliance with certain financial covenants at December 31, 2002. Thereafter, those covenants were amended by the April 2003 amendment, and subsequently by the amendment of August 6, 2004, which is described below.

        In connection with April 2003 amendment, we paid our main bank creditors a U.S. $295,000 fee on December 31, 2004, which represented 0.25% of the principal amount outstanding on the date of the preliminary agreement.

  3% Convertible Bonds due 2004

        On August 6, 1999, we issued 1,524,390 3% convertible notes, each with a principal amount of €18.37, for €16.40 each. Each note was originally convertible into one share of our common stock, and unless converted, was originally due September 1, 2004. The notes are callable at our option. The original issuance discount of €3,003 is being amortized as additional interest expense over the life of the notes. 851,056 and 197,011 notes were converted into shares of common stock during the year 2000 and 2001, respectively. As a result, 476,323 notes were not converted at December 31, 2001, 2002 and 2003.

        On May 26, 2003, at our request, and as part of the financial restructuring plan, the bondholders of the 3% convertible bonds due in 2004 approved the rescheduling of 50% of the principal repayment (all of which was previously due September 1, 2004). We repaid 50% of the principal of these bonds (€8.75 million) on September 1, 2004 and we are required to repay the remaining 50% of the outstanding principal on October 31, 2005. As a result of the modification of the terms of the bonds, they may no longer be converted into our ordinary shares.

        In February 2004, we repurchased 125,330 convertible notes (with a principal amount of €2.3 million) for an amount of €2.2 million, utilizing the escrow account created after the rights offering completed in 2003. As a result, 350,993 notes were outstanding at December 31, 2004, with an aggregate principal amount of €3.2 million.

  Rights Offering

        In August 2003, we raised €6.2 million in cash, inclusive of the issuance premium, in an equity rights offering, with preferential subscription rights as a condition to the financial restructuring. We issued 2,814,944 new ordinary shares, which were subsequently listed on the Nouveau Marché of Euronext Paris (now Eurolist by Euronext) starting August 6, 2003. We agreed to use the proceeds of the rights offering, which were deposited in an escrow account, to repay the principal of, or repurchase, our 3% convertible bonds due 2004 and 2005.

        To permit the rights offering described above, our shareholders approved a reduction in the nominal value of our ordinary shares from €5 per share to €1 per share at our June 5, 2003, shareholders meeting. Under French law, our company would not have been permitted to offer shares in the rights offering at a price that was less than the nominal value of those shares.

  Terms of the August 2004 Amendment

        On August 6, 2004, we signed an amendment to the April 2001 U.S $125 million credit facility with our bank creditors. The amendment provides for the rescheduling of principal repayments and revised financial covenants.

        This is the fourth amendment to our April 2001 U.S. $125 million credit facility, and the second to provide for a rescheduling of the principal repayments under this credit facility. We entered into these amendments because otherwise we would not have been able to comply with the financial covenants imposed by the credit facility, and because we needed to reschedule the principal payments under the credit facility. If we fail to meet certain of the covenants imposed by this credit facility, we will be required to undertake one of several extraordinary transactions (described below), failing which our debt would be in default and subject to acceleration by our creditors.

        Under the August 2004 amendment, the amended principal payment schedule on an annual basis compared to the prior maturity schedule is as follows:

	Repayment schedule prior to August 6, 2004 amendment	Repayments according to amendment signed on August 6, 2004	Difference of repayments
	(in millions of U.S. dollars)
2nd half-2004	$11.0	$8.2	$(2.8)
2005	$22.0	$12.0	$(10.0)
2006	$30.0	$16.0	$(14.0)
2007	$23.1	$22.3	$(0.8)
2008	$22.2	$49.8	$27.6

Total	$108.3	$108.3	—

        Under the August 2004 amendment, interest will continue to be paid according to the original schedule (i.e., semi-annually on April 30 and October 31), with an increase of 50 basis points applying to outstanding principal due for repayment from 2007. We have also agreed to prepay certain amounts of the debt if our excess cash flows exceed certain levels.

        The August 2004 amendment adjusted the level of our existing financial covenants and added a new financial covenant relating to EBITDA. As amended, the financial covenants establish threshold levels at which we would be able to implement certain transactions before our bank lenders could declare us in default under the credit agreement. However, if we fall below certain base levels, our lenders could declare us in default.

        The amended threshold financial covenants are as follows:

  •
  we must maintain a cash cover ratio (consolidated cash flow over consolidated debt service) at or above specified levels varying from 0.82 to 1.14 for each quarter ended from December 31, 2004 to September 30, 2008;

  •
  we must maintain an interest cover ratio (consolidated EBITDA over consolidated net interest expense) of no less than 4.03 as at December 31, 2004, increasing progressively to 13.77 as at September 30, 2008;

  •
  we must maintain a leverage ratio (outstanding consolidated net indebtedness over consolidated EBITDA) for each quarter of no more than 4.03 as at December 31, 2004, decreasing progressively to 0.60 as at September 30, 2008; and

  •
  we must maintain consolidated EBITDA at least equal to a specified amount for each quarter ending between December 31, 2004 and September 30, 2005, varying from €5.62 million to €7.38 million, and for each six-month period on a rolling two-quarter basis ending between December 31, 2005 and September 30, 2008, varying from €11.37 million to €19.25 million.

        Should we fail to meet one of these covenants, we may be required to pursue one of the following transactions or, if we fail to do so, be declared in default:

  •
  a capital increase in an amount of not less than €20 million;

  •
  a new loan of an amount sufficient to repay the sums outstanding under the credit facility;

  •
  a bond issuance in an amount sufficient to repay the sums outstanding under the credit facility;

  •
  the execution of a merger agreement or sale and purchase agreement, or the launching of a tender offer; or

  •
  another transaction that is ratified by our board of directors and accepted by our lenders.

        If we are unable to effect one of these transactions, our lenders will have the right to require immediate repayment in full of our outstanding indebtedness. It is likely that we would be unable to make such a repayment.

        In addition to the threshold financial covenants described above, we must respect the following base financial covenants:

  •
  we must maintain a cash cover ratio at or above certain levels varying from 0.73 to 1.02;

  •
  we must maintain an interest cover ratio of no less than 3.61 as at December 31, 2004, increasing progressively to 12.32 in 2008;

  •
  we must maintain a leverage ratio of no more than 4.42 as at December 31, 2004, decreasing progressively to 0.66 in 2008;

  •
  we must maintain consolidated EBITDA, at least equal to a specified amount for each quarter ending between December 31, 2004 and September 30, 2005, varying from €3.68 million to €6.05 million, and for each six-month period on a rolling two-quarter basis ending between December 31, 2005 and September 30, 2008, varying from €10.17 million to €17.22 million; and

  •
  we must not make annual capital expenditures in excess of €6.9 million in 2005 (increasing progressively to €11.5 million in 2007 and subject to a limited exception allowing us to carry-forward a portion of any shortfall from the previous year).

        Compliance with the ratios listed above is tested quarterly, at the end of each quarter through September 30, 2008. The restriction on capital expenditures is tested on an annual basis.

        At December 31, 2004 we did not satisfy our cash cover financial covenant and we anticipate that we will not satisfy certain of our financial covenants at March 31, 2005 and June 30, 2005. We have obtained waivers from our bank lenders with respect to these covenants at these dates.

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

  Other Commitments

        We lease our facilities and some of our equipment under long-term operating leases. As of December 31, 2004, our aggregate minimum payments due under non-cancelable operating leases are €5.6 million in 2005, €3.7 million in 2006, €1.4 million in 2007, €1.0 million in 2008 and €0.8 million in 2009 and €1.1 million thereafter, for a total of €13.5 million. We also have obligations under capital leases that total approximately €0.3 million, excluding the interest portion.

        We have entered into interest rate swap agreements to hedge our exposure on a portion of our debt. We also enter into foreign currency hedging agreements, principally forward purchase or sale agreements. Our hedging arrangements are described under Item 11 "Quantitative and Qualitative Disclosure About Market Risk."

        We do not have any material guarantees outstanding, nor do we have any securitization or other off-balance sheet financing arrangements.

Research and Development, Patents and Licenses, etc.

        See Item 4 "Information on the Company—Business Overview—Research and Development" and "Information on the Company—Business Overview—Intellectual Property."

Off-balance Sheet Arrangements

        In 1999, we entered into a shareholders agreement with the other shareholders of Genesys Teleconferencia Iberia SA, a Spanish joint venture in which we currently hold a 20% minority interest. Two other partners, Grupo Multitel SA (formerly Multitel Cable, SA) and Almagro Asesoramiento e Inversiones SA, hold 60% and 20% of the equity of the joint venture, respectively. Our partners claim that we are required to purchase their equity interests under the terms of put options in the shareholders agreement and have claimed that the put option price should be approximately €5.3 million.

        We have taken the position that the put options that our partners claim to have exercised under the shareholders agreement are not valid and that, even if they are valid, the valuation methodology used is not valid. In accordance with the shareholders agreement, we have commenced arbitration proceedings against our partners regarding the validity of the put options. Even if the put options were found to be valid, we believe that the purchase price for our partners' equity interests should be significantly lower than the amount claimed by our partners. If the put options were found to be valid, the purchase price would be payable, at our option, in cash or in shares of our company.

        We have no other off-balance sheet arrangements that have or, in our opinion, are reasonably likely to have, a material current effect or that are reasonably likely to have a material future effect on our financial condition, revenues or expenses, liquidity, capital expenditures or capital reserves.

Critical Accounting Policies

        We prepare our consolidated financial statements for our Form 20-F in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.

        We believe the following critical accounting policies, among others, represent the more significant judgments and estimates used in the preparation of our consolidated financial statements.

  Allowance for doubtful accounts

        We evaluate our ability to collect outstanding accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet our financial obligations to us (e.g., bankruptcy filings, failure to pay amounts due to us or others), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past write-off history (average percentage of receivables written off historically), and the length of time the receivables are past due. If circumstances change (e.g., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet our financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount.

  Impairment of goodwill and identifiable intangible assets

        In reviewing the recoverability of our goodwill and identifiable intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. Establishing these assumptions requires us to exercise significant judgment, often on a subjective basis. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. During 2002, 2003 and 2004 we recorded an impairment charge on these assets of €93.6 million, €28.1 million and €75.4 million, respectively.

        Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Under SFAS 142, we discontinued amortizing our goodwill, but we are required to review our goodwill for impairment on an annual basis thereafter. Based on the circumstances and underlying assumptions made when the impairment reviews are performed in the future, further impairment charges could be required. For additional information regarding impairment of goodwill and identifiable intangible assets, see Note 3 to our consolidated financial statements included in this annual report.

        We continue to amortize our identifiable intangible assets that have determinable lives, but we are required to review the recoverability of these assets whenever events or changes in business circumstances indicate that the assets may be impaired. Based on the circumstances and underlying assumptions made at the time of these reviews, further impairment charges could be required.

  Deferred tax assets

        We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income for each subsidiary and the expected timing of the reversals of existing temporary differences. As a result of this review, we have recorded a deferred tax asset of €0.4 million at December 31, 2004, and we have established a full valuation allowance on the remaining amount of our deferred tax assets.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

  Directors

        In accordance with our bylaws (statuts), we are managed by our board of directors (conseil d'administration), which must be composed of a minimum of 3 and a maximum of 18 members. Our board of directors is currently composed of five members. Each member of the board of directors is appointed for term of up to six years and we cannot have more than one third of our directors be older than 70 years of age. Under French law, the board of directors has broad authority to take actions in the name of our company within the scope of our corporate purpose (subject to the authority expressly reserved by law to the shareholders). In accordance with our bylaws, each director must be the direct legal owner of at least one of our shares throughout his or her term of office.

        The names and positions of the current members of our board of directors, their ages, business experience, dates of initial appointment, the year in which their current term expires and information on their principal business activities outside our company are as follows:

François Legros	Age:	39
Chairman and Chief Executive Officer	First elected: Term expires: Principal occupation: Other directorships and business experience:	June 1997 2005 Chairman and Chief Executive Officer, Genesys Former Managing Director and Chief Financial Officer, Genesys
Thomas Abbott	Age:	61
Director	First elected: Term expires: Principal occupation: Other directorships and business experience:	June 2003 2006 Retired Former Executive of Lucent Technologies
David Detert	Age:	67
Director	First elected: Term expires: Principal occupation: Other directorships and business experience:	June 2003 2006 Retired Former Executive Vice President and Chief Strategy Officer, Genesys; Former President of the Daretel Group
Patrick S. Jones	Age:	60
Director	First elected: Term expires: Principal occupation: Other directorships and business experience:	June 2001
2007
Private investor
		Director of Liberate Technologies Inc., Smart Trust AB, Trema AB and Lattice Semiconductor; Former Senior Vice President, Chief Financial Officer, Gemplus S.A.; Former Vice President Finance and Corporate Controller of Intel Corp.
Frédéric Spagnou	Age:	46
First elected: Term expires: Principal occupation: Other directorships and business experience:	August 2004
2005
Vice President Marketing, Amadeus (France)
		Director of Centre d'Etude et de Prospective Stratégique and Université des Arts et Métiers; Former Chief Operating Officer and President of Gemplus France; Former Vice President of Apple Computer Europe

        Universal Capital Partners, represented by Mr. Pierre Besnainou, and Mr. Paul Sfez were each named to our board of directors at the shareholders' meeting held on June 5, 2003, in connection with the April 2003 amendment to our credit facility, which is discussed in more detail under "Operating and Financial Review and Prospects—Liquidity and Capital Resources." Following their appointments Universal Capital Partners, represented by Mr. Besnainou, and Mr. Sfez each served on our board for approximately 10 months until their resignations from the board, effective April 1, 2004 and April 13, 2004, respectively.

        Mr. Jean-Jacques Bertrand served on our board of directors as the representative of Finovectron SA from 1990 to 1998 (except from September 1996 to April 1998, when Finovectron had another representative), and from October 1998 to June 2004 in his own capacity. He resigned from the board effective June 23, 2004.

        Mr. Frédéric Spagnou was co-opted onto our board on August 6, 2004, following the resignation of Mr. Jean-Jacques Bertrand. His term of service will expire at our 2005 annual general shareholders' meeting. We currently plan to propose that the shareholders' meeting renew his appointment for an additional three-year term.

        Mr. François Legros' term of service will expire at our 2005 annual general shareholders' meeting. We currently plan to propose that the shareholders' meeting renew his appointment for an additional three-year term.

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

        Shelly Robertson, Executive Vice President Production & Infrastructure.    Ms. Robertson entered the teleconferencing industry with employment at ACCESS Teleconferencing Inc in January 1994 (which later became Vialog Corporation in 1998, and which we acquired in 2001). At ACCESS/Vialog her positions included Operations Director and Director of Operations Integration. Since our acquisition of Vialog, Ms. Robertson has held management positions at our company, including Vice President, North America Operations and Vice President, Global Operations.

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

        Andrew Lazarus, Executive Vice President, Chief Strategy Officer.    Mr. Lazarus was named Chief Strategy Officer of our company in September 2003 and has acted as an advisor to our company since December 2002. He continues to serve as an outside consultant, and is not employed by our company. From 1997 to November 2002, Mr. Lazarus worked in the investment banking group at CIBC WorldMarkets, where he was most recently an Executive Director with responsibility for assisting telecommunications companies with equity and debt offerings, mergers and acquisitions and financial restructurings.

        None of these individuals has any principal business activities outside of our company.

        None of these individuals has any family relationship with any director or nominee for director or other member of our senior management.

B.    Compensation

  Compensation

        In 2004, the aggregate amount of compensation paid to our directors and senior management (12 persons in total) for services in all capacities, excluding former directors and senior management who left our company during the year, was €2.27 million. Of this amount €135,000 consisted of attendance fees (jetons de présence) paid to members of our board of directors, allocated as set forth below.

Director	Attendance Fees
François Legros	€0
Thomas Abbott	€25,500
David Detert	€36,500
Patrick Jones	€36,000
Frédéric Spagnou	€8,000

Total	€106,000	*

*
This amount does not include €21,000 in attendance fees paid during 2004 to Mr. Bertrand, €2,000 in attendance fees paid during 2004 to Mr. Besnainou and €6,000 in attendance fees paid during 2004 to Mr. Sfez, who are no longer members of our Board.

        Our Chairman and Chief Executive Officer received €447,541 in compensation for services in all capacities to our company and our subsidiaries in 2004 before taxes and other charges, consisting of a base salary of €337,541 and a €110,000 bonus. Those members of senior management who are involved in our commercial activities participate in an incentive plan under which they receive an annual bonus if we meet certain financial performance criteria. If these performance criteria are met, all employees participating in the plan receive bonuses graded according to their level of responsibility. Certain members of our senior management receive a car allowance or use of a car as part of their compensation package.

  Stock Options

        Under French law, directors may not receive options solely as compensation for service on the board, thus only those directors who are also our employees may receive stock options. During 2004, a total of 25,000 options were granted to our directors and senior management, excluding senior management who left our company in 2004 (1 person total), as set forth in the following table. Each option gives the right to purchase one of our ordinary shares at the exercise price and until the expiration date specified in the table below.

Name	Number of Options	Number of Shares underlying options	Exercise Price	Expiration Date
Michael E. Savage	25,000	25,000	€3.65	05/06/11

All directors and senior management as a group (1 individual)	25,000	25,000

        For additional information regarding our stock options, see "—Share Ownership" below, Item 10 "Additional Information—Share Capital—Stock Options" and Note 12 to our financial statements included under Item 18.

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

  Pension or Retirement Benefits

        The aggregate amount that we set aside or accrued to provide pension, retirement or similar benefits for directors and members of senior management during 2004 was €0.33 million.

C.    Board Practices

        None of the above directors, other than François Legros, who is also an employee of our company, has entered into a service contract with our company or any of our subsidiaries providing for benefits upon termination of his service as a director.

        Our board of directors has established an audit committee, a compensation committee, a strategy committee and a disclosure committee. The functions of these committees are described below.

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

  •
  reviewing the annual audited financial statements and internal controls reports with management, including major issues regarding accounting and auditing principles and practices, as well as the adequacy of internal controls that could significantly affect our financial statements;

  •
  reviewing an analysis prepared by our independent auditor of significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

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

  •
  meeting with our independent auditor prior to our audit to review the scope and staffing of the audit;

  •
  reviewing with our independent auditor any problems or difficulties our auditor may have encountered in the course of the audit and any management letter provided by our auditor and our response to that letter;

  •
  advising our board of directors with respect to our policies and procedures regarding compliance with applicable laws and regulations;

  •
  reviewing with our legal counsel legal matters that may have a material impact on our financial statements, our compliance policies and any material reports or inquiries received from regulators or governmental agencies;

  •
  establishing procedures for the receipt, retention and treatment of complaints received by us with regard to accounting, internal accounting controls or auditing matters and for the confidential anonymous submission by our employees of concerns about accounting or auditing matters and overseeing implementation of such procedures;

  •
  reviewing with senior management our overall anti-fraud programs and controls; and

  •
  pre-approving all audit, review and attest engagements and all engagements for permitted non-audit services provided by our independent registered public accountants (including the fees and other terms thereof).

        During 2004, the members of our audit committee were Mr. Jones, Mr. Bertrand and Mr. Abbott. Following the resignation of Mr. Bertrand from our board of directors, effective June 23, 2004, our board of directors named Mr. Spagnou to the audit committee at its meeting held on August 6, 2004.

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

        The current members of our compensation committee are Mr. Detert, Mr. Abbott, Mr. Spagnou and Mr. Jones.

  Strategic Committee

        Our board of directors has established a strategic committee. The strategic committee is responsible for:

  •
  expressing opinions, proposals and recommendations relating to the strategic orientations of our company, its business development and any other strategic transactions; and

  •
  examining in detail, and providing opinions, proposals and recommendations to the Board on, all issues relating to strategic reorganizations or transactions including, but not limited to, capital increases or rights offerings, new financial indebtedness, issuances of bonds or other debt or hybrid securities, merger transactions or divestitures, or tender offers for shares of our company.

        The current members of our strategic committee are Mr. Detert, Mr. Abbott, Mr. Spagnou and Mr. Jones.

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

        The current members of our disclosure committee are: François Legros; Michael E. Savage; Jim Huzell; Jim Lysinger; Olivier Fourcade; Denise Persson; Andrew Lazarus; Shelly Robertson and Philippe Viry, Consolidation Manager.

D. Employees

        We had 982 employees worldwide as of December 31, 2004. The table below sets forth the breakdown of employees by geographic area and by main category of activity as of December 31, 2002, 2003 and 2004.

	As of December 31,
	2002	%	2003	%	2004	%
Europe	413	36.91%	414	40.12%	386	39.30%
North America	612	54.69%	535	51.84%	499	50.82%
Asia Pacific	94	8.40%	83	8.04%	97	9.88%

Total	1,119	100.0%	1,032	100.0%	982	100.0%

	As of December 31,
	2002	%	2003	%	2004	%
Sales & Marketing	229	20.46%	263	25.48%	271	27.60%
Research and Development	61	5.45%	59	5.71%	71	7.23%
Operators and Reservationists	476	42.54%	336	32.55%	347	35.34%
Administration and Managerial	257	22.97%	270	26.16%	202	20.57%
MIS and Operations	96	8.58%	104	10.07%	91	9.26%

Total	1,119	100.0%	1,032	100.0%	982	100.0%

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

E.    Share Ownership

        The following table sets forth information known to us with respect to the ownership of our ordinary shares as of January 31, 2005 based on 18,307,756 shares outstanding as of such date by each of our directors and named senior management (excluding senior management and directors who left our company during 2004 (12 persons total)).

Name	Shares Owned		Shares Beneficially Owned(1)	% of Outstanding Shares(2)
François Legros	22,599		278,633	1.65%
Thomas Abbott	2,952	(3)	0	*
David Detert	766		40,599	*
Patrick S. Jones	500	(3)	0	*
Frédéric Spagnou	10		0	*
Olivier Fourcade	606		66,457	*
Jim Huzell	3,700		110,000	*
Michael E. Savage	117		101,070	*
Shelly Robertson	147	(3)	56,695	*
Denise Persson	5,000		41,775	*
Jim Lysinger	0		64,623	*
Andrew Lazarus	1,500	(3)	0	*

*
Less than one percent.

(1)
Represents shares that may be obtained through the exercise of stock options that are presently exercisable or that will become exercisable within 60 days of the date of this annual report on Form 20-F.

(2)
Calculated on the basis of total shares owned and shares beneficially owned.

(3)
Shares held as ADSs (which represent one-half of one ordinary share).

        The following table sets forth information with respect to the ownership of options to purchase our ordinary shares as of March 31, 2005 by:

  •
  Each of our named senior management and directors who own stock options (8 persons total); and

  •
  All directors who hold stock options and senior management (8 persons total) as a group.

        Other than Mr. Legros and Mr. Detert, none of our directors own any stock options.

Name	Number of Shares underlying options		Exercise Price	Expiration Date
François Legros	112,320	(1)	€4.41	06/05/11
	12,363	(2)	€14.18	09/15/07
	23,900	(2)	€13.24	01/07/10
	137,734	(3)	€4.41	06/05/11
	133,000	(4)	€4.03	08/08/11
	203,366	(5)	€4.03	08/08/11
Michael E. Savage	100,000	(4)	€4.33	06/27/11
	1,676	(6)	€11.93	01/26/10
	8,379	(6)	€14.92	02/10/10
	33,515	(6)	€10.63	11/11/09
	26,390	(6)	€31.33	10/02/10
	25,000	(5)	€3.65	05/06/12
Denise Persson	3,000	(2)	€14.18	09/15/07
	7,000	(2)	€49.21	03/08/08
	3,000	(3)	€4.41	06/05/11
	20,000	(4)	€4.41	06/05/11
	27,000	(5)	€4.03	08/08/11
Olivier Fourcade	52,727	(1)	€4.41	06/05/11
	10,000	(3)	€4.41	06/05/11
	37,300	(5)	€4.03	08/08/11
Jim Huzell	100,000	(3)	€4.41	06/05/11
	100,000	(5)	€4.03	08/08/11
Shelly Robertson	15,000	(4)	€4.33	06/27/11
	85,000	(5)	€4.03	08/08/11
	3,351	(6)	€10.63	11/11/09
	335	(6)	€23.87	04/16/09
	1,675	(6)	€13.80	04/29/09
	13,194	(6)	€31.33	10/02/09
Jim Lysinger	10,140	(2)	€14.18	09/15/07
	3,000	(2)	€49.21	03/08/08
	11,858	(3)	€20.45	04/24/09
	45,000	(4)	€4.33	06/27/11
	55,000	(5)	€4.03	08/08/11
David Detert	40,559	(1)	€4.41	06/05/11

All directors who hold stock options and senior management who are employees as a group (8 individuals)	1,461,852

(1)
Granted pursuant to the 1998 plan.
(2)
Granted pursuant to the 1999 plan.
(3)
Granted pursuant to the 2000 plan.
(4)
Granted pursuant to the 2001 plan.
(5)
Granted pursuant to the 2003 plan.
(6)
Granted pursuant to the Vialog stock plans.

        Where certain of our senior management are ineligible to receive stock options under French law, we have attributed share appreciation rights, calling for cash payments based on the value of our shares, as one element of compensation. No such cash payments were made in 2004. For additional information regarding our stock options and stock option plans see Item 10 "Additional Information—Share Capital—Stock Options" and Note 12 to our financial statements included under Item 18.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The table below shows the beneficial owners of 1% or more of our ordinary shares and ADSs, based on 18,307,756 ordinary shares and 18,367,618 voting rights outstanding as at March 3, 2005.

Company	Number of shares	Number of voting rights*	% of share capital	% of voting rights*
Denver Investment Advisors	3,150,438	3,150,438	17.21%	17.15%
BNP Europ Telecom & Media FD II LP(1)	968,036	968,036	5.29%	5.27%
Universal Capital Partners S.A.	926,989	926,989	5.06%	5.05%
FCPR Part'Com (managed by Iris Capital)	535,080	535,080	2.92%	2.91%
Potomac Capital Management	434,280	434,280	2.37%	2.36%
Cadogan Management LLC	391,426	391,426	2.14%	2.13%
Société Centrale d'Investissements (formerly Banexi Communication)	332,232	332,232	1.81%	1.81%
CDC Entreprise Innovation(2)	256,296	257,313	1.40%	1.40%

*
Pursuant to our statuts (bylaws) shares held in registered form for more than two years, acquire double voting rights. See Item 10 "Additional Information—Memorandum and Articles of Association."
(1)
Mr. Jean-Jacques Bertrand, our former director who resigned effective June 23, 2004, informed us that he could be deemed to share beneficial ownership of the shares held by BNP Europe and Telecom Media Fund II L.P. He has disclaimed beneficial ownership of such shares.
(2)
CDC Entreprise Innovation holdings include shares held by the companies In-Com S.A. and FCPI CDC Innovatech 1.

        A recent study of our shareholders has indicated significant changes in our major shareholders since March 31, 2004 (the date as of which we provided major shareholder information in our annual report on Form 20-F for the fiscal year ended December 31, 2003). Denver Investment Advisors has acquired 17.21% of our share capital and 17.15% of our voting rights since that date. Denver Investment Advisors has not filed a beneficial ownership declaration with respect to these shares as required in France. As a result, Denver Investment Advisors may only vote shares representing up to 5% of our share capital and only these shares may be counted for quorum purposes at meetings of our shareholders. Denver Investment Advisors will be able to vote the shares it holds over the threshold of 5% of our share capital two years after it files the required declaration.

        In addition, certain of our former major shareholders, including Intrepid Capital Management, Inc., DIT Allianz Dresdner Asset Management, Société Privée de Gestion Patrimoine, Goldman Sachs Asset Management (UK) and Etoile Gestion have disposed of their holdings of our shares since March 31, 2004.

        In a public filing with the French authorities dated October 15, 2004, Universal Capital Partners, a wholly owned subsidiary of Financière Multimédia (itself controlled by Mrs. Evelyne Besnainou and Mr. Pierre Besnainou, a former member of our board of directors who resigned effective April 1, 2004) declared that it had increased its holdings of our shares above the threshold of 5%. In a similar public filing dated April 6, 2005, Part'Com S.A., a company controlled by the Caisse des Dépôts group, advised that its holdings of our shares were contributed to an investment fund named FCPR Part'Com, wholly owned by Part'Com S.A. and managed by Iris Capital Management S.A.S. By letter dated April 7, 2005, the Caisse des Dépôts group informed us that, following this contribution by Part'Com S.A., the Caisse des Dépôts entity CDC Entreprise Innovation had decreased its holdings below the threshold of 5%.

        Our statuts (bylaws) currently provide for double voting rights. For more information relating to our ordinary shares, see Item 10 "Additional Information—Memorandum and Articles of Association."

        As of March 31, 2005, there were 6,329,414 of our ADSs outstanding, representing 3,164,707 of our ordinary shares, or 17.28% of our total shares outstanding as of such date. As of March 31, 2005, there were 58 record holders of our ADSs, all of which have registered addresses in the United States. In addition, as of March 3, 2005, 3,699,802 of our ordinary shares were held by 15 record holders with registered addresses in the United States.

B.    Related Party Transactions

        In April 2003, we entered into a memorandum of understanding with certain of our 3% convertible bondholders, shareholders (including Universal Capital Partners and Part'Com S.A.) and our main bank lenders relating to the amendment of our April 2001 $125 million credit facility. This agreement, which included modifications to the terms of our 3% convertible bonds and the agreement of certain of our shareholders to subscribe for shares that were issued upon the exercise of rights, is described in further detail under Item 5 "Operating and Financial Review—Liquidity and Capital Resources." Under the terms of this memorandum of understanding, Universal Capital Partners, represented by Mr. Besnainou, and Mr. Sfez were appointed as members of our board of directors at the shareholders' meeting held on June 5, 2003. In March 2004, certain of these shareholders reduced their holding in our company and Universal Capital Partners, represented by Mr. Besnainou, and Mr. Sfez resigned their positions on our board of directors, effective April 1, 2004 and April 13, 2004 respectively.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

        See "Item 18—Financial Statements" and pages F-1 through F-44.

  Legal Proceedings

        We are involved in legal proceedings from time to time in the ordinary course of our business. Except as described below, we do not believe that any of these claims and proceedings against us is likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations.

        On February 25, 2005, we filed a notice of arbitration proceedings against Grupo Multitel SA and Almagro Asesoramiento e Inversiones SA before the Civil and Mercantile Court of Arbitration in Spain. These two companies are our partners in a Spanish joint venture, Genesys Iberia Teleconferencia, SA. Our partners claim that we are required to purchase their equity interests in the joint venture under the terms of a put option in a shareholders agreement that we entered into at the time that the joint venture entity was created and have claimed that the put option price should be approximately €5.3 million. We have taken the position that the put options that our partners claim to have exercised under the shareholders agreement are not valid and that, even if they are valid, the valuation methodology used is not valid. In accordance with the shareholders agreement, we have commenced arbitration proceedings against our partners regarding the validity of the put options. Even if the put options were found to be valid, we believe that the purchase price for our partners' equity interests should be significantly lower than the amount claimed by our partners. If the put options were found to be valid, the purchase price would be payable, at our option, in cash or in shares of our company.

        Along with our French operational subsidiary, Genesys Conferencing France S.A.S., we have been sued before the Commercial Court of Créteil (France) by Demand S.A. The litigation arose from a commercial dispute regarding the early termination of a Rich Media sales contract that was the subject of a prior settlement agreement. After consultation with outside legal counsel, we believe that the claims that have been made against us are unfounded and improper. We have contested each of these claims and counterclaimed for damages and legal fees.

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

	Euronext Paris		Nasdaq
Period
	High	Low	High	Low
	(ordinary share price in €)		(ADS price in $)
2000	69.18	28.50	—	—
2001 (Nasdaq beginning April 26, 2001)	47.50	9.50	15.05	5.13
2002	13.18	1.69	6.50	0.91
2003	6.70	1.02	3.80	0.60
First Quarter	2.47	1.02	1.55	0.60
Second Quarter	4.75	1.99	3.03	1.20
Third Quarter	5.88	3.70	3.15	2.00
Fourth Quarter	6.70	4.43	3.80	2.78
2004	5.10	0.76	3.25	0.50
First Quarter	5.10	3.65	3.25	2.42
Second Quarter	4.05	1.62	2.56	1.00
Third Quarter	1.86	0.76	1.21	0.50
Fourth Quarter	1.62	1.06	1.11	0.65
2005 (through April 29, 2005)	1.91	1.20	1.30	0.80
First Quarter	1.91	1.38	1.30	0.80
Second Quarter (through April 29, 2005)	1.80	1.30	1.05	0.81
2004
November	1.62	1.12	1.11	0.70
December	1.37	1.17	0.95	0.74
2005
January	1.65	1.20	1.09	0.81
February	1.91	1.59	1.30	0.90
March	1.71	1.38	1.20	0.80
April	1.80	1.30	1.05	0.81

*
Sources: Euronext Paris and the Nasdaq National Market. Two ADSs represent one ordinary share. Trading of our ADSs on the Nasdaq National Market began on April 26, 2001.

B.    Plan of Distribution

        Not applicable.

C.    Markets

        Our ordinary shares are listed on the Eurolist market of Euronext Paris (Compartment C) under the symbol "GNS" and our ADSs are listed on the Nasdaq National Market under the symbol "GNSY". At the date of this annual report, our ordinary shares are included in the IT.CAC 50 Index (the technology index of Euronext Paris) and in the NextEconomy Segment of Euronext. This segment was created in 2002 for small and mid-cap technology companies and aims to provide detailed and regular financial information on listed companies and to improve the visibility of small and mid-cap technology companies for investors. Segment members commit to comply with enhanced financial reporting obligations, in addition to those applicable under local regulations. NextEconomy members agree to publish financial documents in English, hold at least two analysts' meetings per year, publish key financial information on their Website and announce a schedule for publications and meetings. In addition, from January 1, 2004, NextEconomy members are required to publish quarterly reports and adopt international accounting standards (IAS) or reconcile information with those standards.

    The Eurolist market

        On February 21, 2005, Euronext Paris reorganized its listing structure by implementing the Eurolist market, a new, unified, regulated market, which replaced the regulated markets formerly operated by Euronext Paris, i.e., the Bourse de Paris (which included the Premier Marché and the Second Marché) and the Nouveau Marché. As part of this process, Euronext Paris transferred all securities listed on the Premier Marché, the Second Marché and the Nouveau Marché to the Eurolist market.

        As from February 21, 2005, all securities approved for listing by Euronext Paris are traded on the Eurolist market. The Eurolist market is a regulated market operated and managed by Euronext Paris, a market operator (entreprise de marché) responsible for the admission of securities and the supervision of trading in listed securities. Euronext Paris publishes a daily official price list that includes price information on listed securities. Securities listed on the Eurolist market are classified by alphabetical order. In addition, Euronext Paris created the following compartments for classification purposes: Compartment A for issuers with a market capitalization over €1 billion, Compartment B for issuers with a market capitalization between €150 million and €1 billion and Compartment C for issuers with a market capitalization under €150 million.

    Trading on the Eurolist market

        The Eurolist market is an electronic order-driven market. Securities listed on the Eurolist market of Euronext Paris are traded through authorized financial institutions that are members of Euronext Paris.

        Euronext Paris places securities listed on the Eurolist market in one of two categories (continuous or "Continu", or fixing), depending on their inclusion in certain indices or segments and/or on their trading volume. Our shares trade in the category known as Continu, which includes the most actively traded securities. Shares that trade in the Continu category are traded on each trading day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:25 p.m. to 5:30 p.m. (during which pre-opening and post-closing sessions trades are recorded but not executed until the opening auction at 9:00 a.m. and the closing auction at 5:30 p.m., respectively). In addition, from 5:30 p.m. to 5:40 p.m., trading can take place at the closing auction price. Trading in a share traded continuously after 5:40 p.m. until the beginning of the pre-opening session of the following trading day may take place at a price that is within a range of the last auction price plus or minus 1%.

        Euronext Paris may restrict trading in a security listed on the Eurolist market if the quoted price of the security increases or decreases beyond the specific price limits defined by applicable regulations (réservation à la hausse ou à la baisse). In particular, trading is automatically restricted in a share whose quoted price varies by more than 10% from the last price determined in an auction or by more than a certain percentage from the last traded price (such percentage depends on the category of listed security, it is set at 5% for our shares). Trading of this share resumes after a call phase of a few minutes (this time period depends on the category of listed security and is set at four minutes for our shares), during which orders are entered in the central order book but not executed, which ends by an auction. Euronext Paris may also suspend trading of a security listed on the Eurolist market in other limited circumstances (suspension de la cotation) in particular to prevent or stop disorderly market conditions. In addition, in exceptional cases, (including, for example, in the case of a takeover bid) Euronext Paris may also suspend trading of the security concerned upon request of the French securities and exchange authority, the Autorité des marchés financiers, or "AMF."

        Trades of securities listed on the Eurolist market are settled on a cash basis on the third trading day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (service à règlement différé) for a fee. The deferred settlement service is only available for trades in securities that have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million. Investors can elect on the determination date (jour de liquidation), which is the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. At the date of this annual report, our ordinary shares are not eligible for deferred settlement.

        Prior to any transfer of securities held in registered form on the Eurolist market, such securities must be converted into bearer form and inscribed in an account maintained by an accredited intermediary with Euroclear France, a central depository. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Eurolist market are cleared through Clearnet and settled through Euroclear France, using a continuous net settlement system. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

  Trading by the Company in its Shares

        Under French law, a company may not issue shares to itself, but it may purchase its own shares in the limited cases described in Item 10 under "Additional Information—Memorandum and Articles of Association."

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expenses of the Issue

        Not applicable.

Item 10.    Additional Information

A.    Share Capital

Share Capital

        At December 31, 2004, our share capital amounted to €18,307,756, divided into 18,307,756 outstanding shares with a nominal value of €1 per share. During 2004, we did not issue any additional shares.

        All of our outstanding shares are of the same class and are fully paid. Our statuts provide that shares may be held in registered form or in bearer form, at the option of the shareholder. Our statuts provide that any fully paid-up shares acquire double voting rights if held in registered form for at least two years under the name of the same shareholder.

        At December 31, 2004, we held, directly and indirectly, 22,131 of our ordinary shares as treasury shares. The book value of these shares is €678,427 and their face value is €22,131 (based on a nominal value of €1 per share).

        For additional information regarding the evolution of our share capital, see Note 11 to our financial statements, included under Item 18.

Stock Options

        As of December 31, 2004, we had 2,692,705 stock options outstanding under our stock option plans, including both Genesys and Vialog option plans, of which 1,175,013 were exercisable as of such date. Each of these options gives the right to acquire one of our ordinary shares.

        During 2004, we cancelled 132,224 options. Of these cancelled options, 39,901 were options granted to employees who had left our company prior to exercising their options and 92,323 were options (including both Genesys and Vialog options) that were forfeited because they were not exercised during the authorized exercise period. Options granted to employees who leave our company prior to exercising their options may be reissued.

        We also had 532,160 options outstanding as of December 31, 2004 that were granted by Vialog under its 1996 and 1999 stock option plans, of which 532,160 were exercisable as of such date. In accordance with the merger agreement, the Vialog stock options remain outstanding and are on the same terms and conditions, except the holder now receives a right to receive one of our ADSs (which represent one-half of one ordinary share) based on the same exchange ratio used in connection with the merger. We are currently not able to comply with this exchange requirement because the corporate authorization required under French law has expired. If Vialog option holders were to exercise their options before our shareholders provide us a new authorization to grant ordinary shares (to be delivered in the form of ADSs to the Vialog option holders) upon the exercise of Vialog stock options, we would only be permitted to provide such Vialog option holders the cash difference between the exercise price of their Vialog options and the market price of our ADSs on the exercise date. Because the exercise price of the outstanding Vialog stock options is above the current market value of our ADSs, we do not believe that we will need to resort to this temporary procedure as we believe that it is unlikely that Vialog stock option holders will exercise their options before we receive the necessary corporate authorizations from our shareholders at our upcoming annual shareholders' meeting.

        At our next extraordinary shareholders' meeting, scheduled for June 16, 2005, we plan to ask our shareholders to authorize our board of directors, for a period of twenty-six months, to grant subscription options and/or purchase options to our employees and our senior management. The proposed resolution would authorize the grant of options giving rights to no more than 500,000 of our shares. Under the proposed authorization, the board of directors will set the conditions under which the options are granted, and the terms and conditions of their exercise, including the exercise price.

        For additional details regarding our stock option plans, see Note 12 to our financial statements included under Item 18.

Convertible Bonds and Warrants

        On August 6, 1999, we issued 1,524,390 3% convertible bonds, each with a principal amount of €18.37, for €16.40 each. As issued, each bond was convertible into one of our ordinary shares and, unless converted, was due September 1, 2004. As of December 31, 2004, 350,993 of these 3% convertible bonds remain outstanding. The terms of these bonds were modified in connection with our financial restructuring, which is described in more detail under Item 5 "Operating and Financial Review and Prospects—Liquidity and Capital Resources." In accordance with the modification of the terms of the bonds, we repaid 50% of the principal of these bonds on September 1, 2004 and we are required to repay the remaining 50% of the outstanding principal on October 31, 2005. As a result of the modification of the terms of the bonds, they may no longer be converted into our ordinary shares. Further, since December 2004, in accordance with French law regarding securities trading, the bonds are registered and traded on the compartment of the Eurolist market reserved for securities that have been written off (compartiment des valeurs radiées).

        In connection with our acquisition of Astound, on March 27, 2001, we issued 1,103,200 notes, which are convertible into our ordinary shares. As issued, each note gave the right to one of our ordinary shares. In connection with our financial restructuring, the terms of the notes were modified and each note now gives the right to 1.08 of our shares. Of these notes, 156,109 and 30,700 were issued in exchange for the future exercise of replacement options and special options, respectively. As of December 31, 2004, 65,067 of the convertible notes remain outstanding, and 43,359 replacement options and 30,700 special options have yet to be converted.

        We have no warrants outstanding.

Share Capital Resolutions

        At an extraordinary general meeting held on June 28, 2002, our shareholders authorized our board of directors to increase our share capital, through the issuance—with preferential subscription rights—of shares and/or other securities granting access, immediately or in the future, to shares of the company, by an aggregate maximum nominal amount of €30 million for a period ending 26 months from the date of such shareholders' meeting. This resolution was used in connection with our subscription rights offering as part of our financial restructuring. At our next extraordinary general meeting, scheduled to be held on June 16, 2005, we will ask our shareholders to renew this authorization, extending it to allow issuances with or without preferential subscription rights in a maximum nominal amount of €100 million and increases of share capital by incorporation of premiums, reserves, profits or by any other means in a maximum nominal amount of €10 million, each for a period of 26 months from the date of that meeting. Including the authorization to issue shares reserved for employees and the authorization to issue shares in consideration for contributions in kind described in the following paragraphs, the authorized aggregate maximum nominal amount of share capital increases under these resolutions shall be €213 million.

        In addition, at the extraordinary general meeting held on June 5, 2003, our shareholders authorized our board of directors to increase our share capital, through the issuance of shares reserved for certain employees, by an aggregate maximum nominal amount of €1 million for a period ending 26 months from the date of such shareholders' meeting. At our next extraordinary general meeting, scheduled to be held on June 16, 2005, we will ask our shareholders to renew this authorization for an additional five-year period, with an express waiver of the preferential subscription rights of our shareholders with respect to any shares to be issued under this authorization.

        At our next extraordinary general meeting, scheduled to be held on June 16, 2005, we will also intend to ask our shareholders to authorize our board of directors to issue shares without preferred subscription rights in consideration for contributions in kind of shares or securities up to a maximum of 10% of our share capital. This authorization would be valid for a period of 26 months and would allow our board of directors to determine the terms and conditions of any issue.

        At our ordinary shareholders' meeting held on May 26, 2004 our shareholders authorized our board of directors, for a five-year period, to issue debt securities up to a maximum principal amount of €200 million. The resolution allows the board of directors to determine the terms of any debt securities to be issued pursuant to this authorization. This authorization will be automatically waived if our shareholders agree to amend the statuts of our company at the extraordinary general meeting scheduled to be held on June 16, 2005, as described further in "—Memorandum and Articles of Association—General" below.

B.    Memorandum and Articles of Association

General

        Our company is a société anonyme, a form of limited liability company, organized under the laws of France. Our company is registered with the Registre du Commerce et Sociétés de Montpellier (Registry of Commerce and Companies of Montpellier, France) under No. B339-697-021.

        In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our statuts, an English translation of which has been filed as an exhibit under Item 19 to this annual report. For a description of the provisions of our statuts relating to our board of directors and statutory auditors, see Item 6 "Directors, Senior Management and Employees." You may obtain copies of our statuts in French from the greffe (Secretary) of the Registre du Commerce et Sociétés de Montpellier. Our statuts have not changed since the filing of our annual report on Form 20-F for the year ended December 31, 2002, except to update our share capital description, which is detailed in "—Share Capital" above.

        Our statuts specify that our corporate affairs are governed by:

  •
  Title II of the French Commercial Code (previously French Company Law No. 66-537 of July 24, 1966, as amended); and

  •
  the statuts themselves.

        At our next extraordinary general meeting, we intend to request that our shareholders amend our statuts to take advantage of new provisions of the French Commercial Code that allow the transfer of corporate authority for the issuance of non-convertible debt securities from the ordinary meeting of shareholders to the board of directors. If our shareholders approve this amendment of our statuts, the ordinary meeting of shareholders will remain competent to decide the issue of debt securities on a case by case basis and the authorization described above in "—Share Capital—Share Capital Resolutions" granted to our board of directors to issue debt securities will automatically be waived.

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

Shareholder Identification

        Our statuts allow us to obtain from Euroclear France the name, nationality, address and number of shares held by the holders of our securities that have, or may in the future have, voting rights. If we have reason to believe that an individual on any list provided by Euroclear France holds for the account of another person, our statuts allow us to request such information regarding beneficial ownership directly of any shareholder named on the list provided by Euroclear France. See "—Form, Holding and Transfer of Shares" below.

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
  issuing non-convertible bonds; and

  •
  approvals of stock repurchase programs.

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

  •
  authorizing the issuance of securities granting access to our share capital or granting the right to receive debt securities;

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

  Annual Ordinary Meetings

        The French Commercial Code requires our board of directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Commercial Court. The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a shareholders' meeting, our independent auditors may call the meeting. In case of bankruptcy, our liquidator or court-

appointed agent may also call a shareholders' meeting in some instances. Any of the following may request the court to appoint an agent for the purpose of calling a shareholders' meeting:

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

Attendance and Voting at Shareholders' Meetings

        In general, each shareholder is entitled to one vote per share at any general meeting, except for holders of shares with double voting rights (which are described above under "—Share Capital"). Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the French Commercial Code and our statuts. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

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

Shareholder Rights

        The rights of a class of shareholders can be amended only after a special meeting of the class of shareholders affected has taken place. The voting and quorum requirements applicable to this type of special meeting are the same as those applicable to an extraordinary general meeting, except that the quorum requirements for a special meeting are 50% of the voting shares, or 25% upon resumption of an adjourned meeting.

        As previously noted, our shares currently constitute our only class of capital stock.

Financial Statements and Other Communications with Shareholders

        In connection with any shareholders' meeting, we must provide a set of documents including our annual report and a summary of the results of the five previous fiscal years to any shareholder who so requests. In addition, because our shares are listed on the Eurolist market of Euronext Paris, we are required to file a report (Document de référence) with the AMF each year that describes our company and our subsidiaries.

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

  Legal Reserve

        The French Commercial Code requires us to allocate 5% of our unconsolidated statutory net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. At December 31, 2004, our legal reserve was €145,848. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

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

Changes in Share Capital

  Increases in Share Capital

        As provided by the French Commercial Code, our share capital may be increased only with the shareholders' approval at an extraordinary general meeting following the recommendation of our board of directors. Increases in our share capital may be effected by:

  •
  issuing additional shares,

  •
  increasing the nominal value of existing shares,

  •
  exercise of rights attached to securities that grant access to our share capital, or

  •
  creating a new class of equity securities.

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

        Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders' meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting acting under regular quorum and majority requirements. See "—Quorum" and "—Shareholders' Meetings and Voting Rights" above.

        Following the publication and entry into force of French ordonnance number 2004-604 of June 24, 2004, our shareholders may delegate to our board of directors either the general authority (délégation de compétence) to conduct any increase in share capital or the power (délégation de pouvoir) to conduct a specified share capital increase. Our board of directors may further delegate to our chief executive officer or, subject to our chief executive officer's approval, to a deputy chief executive officer, the power to conduct a specified share capital increase. We have decided not to appoint deputy chief executive officers such that, as a matter of law, these powers may only be entrusted to our chief executive officer.

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

        Our shareholders may delegate the right to effect a decrease in our share capital to our board of directors provided that our shareholders have previously approved the decrease.

Preferential Subscription Rights

        According to the French Commercial Code, if we issue specific kinds of additional securities, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights require us to give priority treatment to current shareholders. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital of our company by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on the Eurolist market of Euronext Paris.

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

        In the event of a capital increase without preferential subscription rights to existing shareholders, French law requires that the capital increase be made at a price equal to or exceeding the average market price of the shares during the three trading days preceding the capital increase. Any discount on this price may not be greater than 5%.

Form, Holding and Transfer of Shares

  Form of Shares

        Our statuts provide that the shares may be held in either bearer form or registered form at the option of the holder.

  Holding of Shares

        In accordance with French law relating to the dematerialization of securities, shareholders' ownership rights are represented by book entries instead of share certificates. We maintain a share account with Euroclear France (a French clearing system, which holds securities for its participants) for all shares in registered form, which is administered by Natexis Banques Populaires. In addition, we maintain separate accounts in the name of each shareholder either directly or, at a shareholder's request, through the shareholder's accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held. Natexis Banques Populaires issues confirmations (attestations d'inscription en compte) to each registered shareholder as to shares registered in the shareholder's account, but these confirmations are not documents of title.

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

        Shares held by persons who are not domiciled in France may be registered in the name of intermediaries who act on behalf of one or more investors. Under French law, when shares are so held, we are entitled to request from such intermediaries the names of the investors. Also, we may request any legal person (personne morale) who holds more than 2.5% of our shares, to disclose the name of any person who owns, directly or indirectly, more than a third of its share capital or of its voting rights. A person not providing the complete requested information in time will be, until provision of the complete requested information, denied the right to vote and suspended the right to dividends, and may in addition be deprived by a French court of either its voting rights or its dividends or both for a period of up to five years.

  Transfer of Shares

        Our statuts do not contain any restrictions relating to the transfer of shares.

        Registered shares must be converted into bearer form before being transferred on the Eurolist market on the shareholder's behalf and, accordingly, must be registered in an account maintained by an accredited financial intermediary on the shareholder's behalf. A shareholder may initiate a transfer by giving instructions to the relevant accredited financial intermediary. For additional information regarding the Eurolist market, see Item 9 "The Offer and Listing—Markets." For dealings on Eurolist, a tax assessed on the price at which the securities were traded, or impôt sur les opérations de bourse, is payable at the rate of 0.3% on transactions of up to €153,000 and at a rate of 0.15% thereafter. This tax is subject to a rebate of €23 per transaction and a maximum assessment of €610 per transaction. However, the tax is not applicable to transactions on shares of a company whose average market capitalization over the last 60 trading days preceding the transaction does not exceed €150 million and non-residents of France are not required to pay this tax. A fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

Liquidation Rights

        If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be first distributed to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

        As of December 31, 2004, our unconsolidated shareholders' equity represented less than one half of our share capital. In accordance with French law, our board of directors will submit to our next extraordinary general meeting of shareholders, scheduled to be held on June 16, 2005, a resolution acknowledging our insufficient equity and proposing the continuation of our company's activities. Under French law, should our shareholders decide to continue the business operations of our company, we will be required to remedy this situation by December 31, 2007 by either reducing our nominal share capital or increasing our equity such that our equity will be at least equal to one half of our nominal share capital. If we fail to remedy this situation, our company will be subject to liquidation under French law.

Requirements for Holdings Exceeding Certain Percentages

        The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company, within five trading days of the date it crosses the threshold, of the number of shares it holds and their voting rights. The individual or entity must also notify the AMF within five trading days of the date it crosses the threshold. Registered intermediaries holding shares in custody must comply with the preceding obligation whenever the aggregate holdings of their clients cross such threshold, notwithstanding his own and each client's individual reporting obligations as the proprietary owner of the shares. The AMF makes the notice public.

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

        In order to permit holders to give the required notice, we must publish in the BALO, not later than 15 calendar days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding. In both cases, we must also provide the AMF with a written notice setting forth the number of voting rights outstanding. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), which sets forth the date each such number was last updated.

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

        Under AMF regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert that crosses the ownership threshold of 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company. In addition, our statuts provide that any person or entity, acting alone or in concert with others, who holds or ceases to hold, directly or indirectly, a portion equal to, or greater than, 1% of the share capital or a multiple of such portion up to the threshold of 34% of the share capital, must notify us by certified mail, return receipt requested, within five trading days from the day any of such thresholds is crossed, of the total number of shares and securities granting access to our shares and voting rights it owns directly and in concert, as well as the number of securities granting access in the future to the capital of the company and the voting rights potentially attached thereto.

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

        To acquire our shares for this purpose, we must file a note d'information that has received the approval (visa) of the AMF. We can elect to file such note d'information either prior to obtaining our shareholders' approval at an ordinary general meeting, or after our board of directors, duly authorized by our shareholders, has decided to initiate the share purchase plan. By exception, our company will be exempted from filing a note d'information with the AMF if our shareholders' approve a share purchase plan for the exclusive purpose of implementing a liquidity agreement entered into by our company. If we benefit from this exemption, we will only be required to provide the AMF with a press release containing all the information requested for a note d'information and to post this press release on our Website. We will also be exempted from filing a note d'information with the AMF if we decide to implement, prior to the next meeting of shareholders scheduled to be held on June 16, 2004, a share purchase plan based on the authorization granted by our shareholders at their May 26, 2004 meeting, which authorized a share purchase plan limited, in volume, to 0.5% of our share capital.

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

        At our general shareholder's meeting held on May 26, 2004, our shareholders authorized us to purchase and possibly cancel up to 0.5% (up to €1.8 million) of our shares for an 18-month period (i.e., through November 26, 2005). Under this authorization, the maximum purchase price for any share may not be greater than €20 and the selling price of any such share may not be lower than €1. Shares repurchased under this proposal could be used to:

  •
  respond to market conditions;

  •
  regulate market prices;

  •
  provide shares to our employees and officers under stock option plans;

  •
  provide shares to our employees and officers under share purchase plans or company savings plans;

  •
  finance external growth;

  •
  grant shares following the exercise of rights attached to securities that give the right to receive shares; or

  •
  optimize our capital allocation.

        At our next general shareholders' meeting, scheduled to be held on June 16, 2005, we intend to ask our shareholders to authorize our board of directors to purchase and potentially cancel up to 10% of our shares. This authorization would be valid for an eighteen-month period and would be subject to a maximum amount of €35 million.

        During 2004, we did not acquire any of our own shares.

Trading in Our Own Shares

        European regulation no2273/2003, dated December 22, 2003 (which we refer to in this section as the Regulation), in application of European directive 2003/6/CE, dated January 2003, known as the "Market Abuse Directive" and relating to share repurchase programs and the stabilization of financial instruments, came into effect on October 13, 2004.

        The entry into force of the Regulation has resulted in changes in the manner in which share repurchase programs are implemented in France. Under the Regulation, issuers such as our company will benefit from a safe harbor for share transactions that comply with certain conditions relating to the pricing, volume and timing of transactions and that are made in connection with a share repurchase program having for its purpose the cancellation of the repurchased shares or the covering of the exercise of stock options under stock option plans or the conversion of convertible debt securities. In order to qualify for the safe harbor, the issuer must comply with the following timing, pricing and volume restrictions:

  •
  a share purchase must be made at a price no higher than the last independent transaction or, if higher, the last independent bid price, on the market where the share purchase is made;

  •
  subject to certain exceptions for illiquid securities, the issuer may not purchase more than 25% of the average daily volume of its shares, as calculated based on the average daily volume during the month preceding the month in which the share repurchase program was published. If the share repurchase program does not make reference to this volume, the average daily volume will be calculated based on the 20 trading days preceding the purchase; and

  •
  the issuer must not:

  •
  resell the shares acquired pursuant to the repurchase program, except in connection with covering the exercise of stock options or convertible securities and in a transaction that is managed by a financial services intermediary acting independently;

  •
  effect any transaction during a "blackout period" imposed by the applicable law of the member state in which the transaction occurs; or

  •
  effect any transaction in securities with respect to which the issuer has decided to defer disclosure of any material, non-public information.

        Transactions that do not comply with these conditions or that are effected for other purposes will not qualify for the safe harbor.

        On October 13, 2004, the AMF published certain guidance regarding the implementation of the Regulation in France followed by the enactment of the AMF Regulation and subsequent instructions and statements. Generally, the AMF Regulation provides for the following:

  •
  an issuer that already has a valid share repurchase program in place may continue to implement that program without seeking a new authorization from its shareholders and without filing a new prospectus with the AMF. However, the issuer must seek a new authorization at its next annual general meeting of shareholders for a repurchase program that complies with the Regulation.

  •
  the foregoing conditions with respect to transaction pricing, volumes and timing supersede those set forth in article 7 of the COB regulation no90-04.

  •
  as permitted by the Directive, which provides for the continuation of existing practices that do not constitute market manipulation and that conform with certain criteria set forth in European directive 2004/72, dated April 29, 2004, the AMF published exceptions on March 22, 2005 to permit the following existing market practices:

  •
  transactions pursuant to a liquidity agreement concluded with a financial services intermediary that complies with the ethics guidelines (charte de déontologie) approved by the AMF; and

  •
  the purchase of shares that are subsequently used as acquisition currency in a business combination transaction.

        The AMF confirmed that all transactions directed at maintaining the liquidity of an issuer's shares must be conducted pursuant to a liquidity agreement with a financial services intermediary, acting independently.

  •
  Issuers must report all transactions in their own shares publicly within seven trading days of the transaction in a prescribed format.

  •
  During the life of any share repurchase program, the issuer must keep a strict record of the shares repurchased and the purposes for which those shares were used. Immediately after purchase, the issuer must allocate a specific purpose to the repurchased shares and must not subsequently use the shares for a different purpose. The issuer must report the purposes to which the repurchased shares were put to each annual general meeting of its shareholders.

  •
  With respect to shares repurchased before October 13, 2004, the AMF published on February 22, 2005 the conditions under which issuers will be able to:

  •
  allocate the shares to a purpose that will qualify for the safe harbor before the next shareholders' meeting;

  •
  allocate the shares to one of the exceptional existing market practices set forth above before the next shareholders' meeting; or

  •
  sell the shares through a financial intermediary acting independently.

        For additional information regarding our share purchases, see Item 16E "Issuer Purchases of Equity Securities."

Ownership of Shares by Non-French Persons

        The French Commercial Code currently does not limit the right of non-residents of France or non-French persons to own and vote shares. However, non-residents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in our company. Under existing administrative rulings, ownership of 33 1/3% or more of our share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances depending upon factors such as:

  •
  the acquiring party's intentions,

  •
  the acquiring party's ability to elect directors, or

  •
  financial reliance by the company on the acquiring party.

Enforceability of Civil Liabilities

        We are a limited liability company (société anonyme) organized under the laws of France, and many of our directors and officers reside outside the United States. In addition, a substantial portion of our assets is located in France. As a result, it may be difficult for investors to effect service of process within the United States on such persons.

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

C.    Material Contracts

        On April 20, 2001, we entered into U.S. $125 million credit facility, and we have amended this credit facility on several occasions, the most recent being August 6, 2004. This credit facility is described in more detail under Item 5 "Operating and Financial Review and Prospects—Liquidity and Capital Resources" and is included (along with the August 2004 amendment) as an exhibit under Item 19.

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

        The following summary does not address the treatment of shares or ADSs that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of our company. Moreover, the following discussion of the tax treatment of dividends only deals with distributions made on or after January 1, 2005.

        There are currently no procedures available for holders that are not U.S. residents to claim tax treaty benefits in respect of dividends received on ADSs or shares registered in the name of a nominee. Such holders should consult their own tax advisor about the consequences of owning and disposing of ADSs.

    Taxation of Dividends on Shares

    Withholding tax

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

    Elimination of the avoir fiscal mechanism

        The French Finance Law of 2004 implemented a new tax treatment of dividends. Prior to enactment of this law, certain qualifying French resident shareholders were entitled to a tax credit, known as the avoir fiscal, on dividends received from French companies. The French Finance Law of 2004 eliminated the avoir fiscal mechanism with respect to distributions made on or after January 1, 2005.

        Dividends paid to non-residents were not normally eligible for the avoir fiscal. However, France has entered into tax treaties with certain countries under which qualifying residents of those countries that complied with the procedures for claiming benefits under an applicable tax treaty were entitled, in addition to a reduced rate of withholding tax, to a refund of the avoir fiscal, net of applicable withholding tax. As a result of the French Finance Law of 2004, qualifying non-resident individuals will no longer be entitled to avoir fiscal refunds with respect to distributions made on or after January 1, 2005 and qualifying non-resident shareholders other than individuals are no longer entitled to avoir fiscal refunds with respect to distributions made from 2004.

    New Tax Credit

        Beginning January 1, 2005, French resident individuals will only be taxed on half of the dividends they receive and, in addition to the annual allowance that is already applicable, will be entitled to a tax credit equal to 50% of the dividend (the "Tax Credit"). The Tax Credit will have a cap of €230 for married couples and members of a union agreement subject to joint taxation and €115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation. French resident individuals will not be entitled to the avoir fiscal with respect to distributions made on or after January 1, 2005.

        Dividends paid to non-residents are not normally eligible for the Tax Credit described above. However, qualifying non-resident individuals who were previously entitled to a refund of the avoir fiscal (net of applicable withholding tax) under a tax treaty entered into between France and their country of residence, may benefit from a refund of the Tax Credit (net of applicable withholding tax) under the same conditions as for the avoir fiscal, subject to compliance with the procedures for claiming benefits under the applicable treaty. The French tax authorities have not yet issued any guidance with regard to the refund of the Tax Credit to non-resident individuals. If it is possible to claim this refund, the claims process may entail compliance with cumbersome formalities.

  Elimination of the précompte—25% equalization tax

        Until December 31, 2004, dividends paid out of profits that had not been taxed at the ordinary corporate tax rates or were earned and taxed more than five years before the distribution, were subject to an equalization tax called the précompte. Non-resident shareholders entitled to the benefits of the tax treaty but not to a refund of the avoir fiscal were generally able to obtain a refund of the précompte (net of applicable withholding tax). As a result of the reform of the tax treatment of dividends, distributions made on or after January 1, 2005 will no longer give rise to any précompte.

        A temporary equalization tax will apply to distributions made in 2005 out of profits that have not been taxed at the ordinary corporate tax rate, or which were earned and taxed more than five years before the distribution. This equalization tax will be equal to 25% of the amount of the dividends paid to the shareholder. This equalization tax will not be refundable to non-resident shareholders, as it will be refunded to the distributing corporation in three installments of one third each with respect to the three fiscal years closed after the distribution, either as a credit against its corporate tax liability or in cash, if the corporate tax liability is insufficient to offset the entire tax credit.

        Distributions made on or after January 1, 2006 will not give rise to any equalization tax liability.

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

        A 1% ad valorem registration duty (subject to a maximum of €3,049 per transfer) applies to certain transfers of shares or ADSs in French companies. As from January 1, 2006, the rate of this registration duty will increase to 1.10% (subject to a maximum of €4,000 per transfer). This duty does not apply to transfers of shares or ADSs in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

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

        This summary does not discuss the treatment of shares or ADSs that are held in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France. Moreover, the following discussion of the tax treatment of dividends only deals with distributions made on or after January 1, 2005.

        You should consult your own tax advisers regarding the tax consequences of the purchase, ownership and disposition of shares or ADSs in the light of your particular circumstances, including the effect of any state, local or other national laws.

  Dividends

        As discussed in more detail above, the French Finance Law of 2004 implemented a reform of the French tax treatment of distributions and dividends paid by French companies.

        Generally, dividend distributions to non-residents of France are subject to French withholding tax at a 25% rate and are not eligible for the benefit of the Tax Credit available to French resident individuals, as described above.

        However, under the Treaty, you can claim the benefit of a reduced dividend withholding tax rate of 15%.

        In addition, if you are an individual U.S. holder, subject to the discussion of the Tax Credit above, you may be entitled to a refund of the Tax Credit, less a 15% withholding tax, provided that you are subject to U.S. federal income tax on the Tax Credit and the dividend to which it relates. The French tax authorities have not yet issued guidance with respect to the refund of the Tax Credit to non-resident individuals. If it is possible to claim this refund, the claims process may entail compliance with cumbersome formalities.

        U.S. holders that are legal entities, pension funds or other tax-exempt holders are no longer entitled to tax credit payments from the French Treasury.

        French withholding tax will be withheld at the 15% Treaty rate if you have established before the date of payment that you are a resident of the United States under the Treaty by following the simplified procedure described below.

        The gross amount of dividend and Tax Credit payments that you receive (prior to deduction of French withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income. Subject to certain exceptions for positions that are hedged or held for less than 61 days, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15% in respect of dividends received after 2002 and before 2009. Subject to certain exceptions for positions that are hedged or held for less than 61 days, an individual eligible U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15 percent in respect of dividends received before 2009 if the dividends are "qualified dividends." Dividends paid on the shares or ADSs will be treated as qualified dividends if (i) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"), and (ii) for dividends paid in the 2004 taxable year, we were not a foreign personal holding company ("FPHC") or foreign investment company ("FIC") in with respect to our 2003 or 2004 taxable year. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 or 2004 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2005 taxable year.

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

        Dividends paid in euro will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date you receive the dividend (or the date the depositary receives the dividend, in the case of ADSs), regardless of whether the payment is in fact converted into

U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

  Procedures for Claiming Treaty Benefits

        The French tax authorities issued new guidelines in February 2005 that significantly changed the formalities to be complied with by non-resident shareholders, including U.S. holders, in order to obtain the reduced withholding tax rate on distributions made on or after January 1, 2005.

        Pursuant to the new guidelines, U.S. holders can either claim Treaty benefits under a simplified procedure or under the normal procedure. The procedure to be followed depends on whether the application for Treaty benefits is filed before or after the dividend payment.

        In order to benefit from the lower rate of withholding tax applicable under the Treaty before the payment of the dividend, you must use the simplified procedure and are no longer allowed to file a Form RF 1 A EU-No. 5052 or a Form RF 1 B EU-No. 5053.

        The simplified procedure entails completing and delivering to the French tax authorities a certificate stating that:

  •
  you are a U.S. resident within the meaning of the Treaty;

  •
  the dividend is not derived from a permanent establishment or a fixed base that you own in France;

  •
  the dividend received is subject to tax in the United States.

        In order to be eligible for Treaty benefits, pension funds and certain other tax-exempt U.S. holders must comply with the simplified procedure described above, though they may be required to supply additional documentation evidencing their entitlement to those benefits.

        If the certificate is not filed prior to the dividend payment, a withholding tax will be levied at the 25% rate, and you would have to claim a refund for the excess under the normal procedure by filing an application for refund no later than December 31 of the second year following the year in which the dividend is paid.

        The applicable forms to claim a refund under the normal procedure are currently Form RF 1 A EU-No. 5052 or Form RF 1 B EU-No. 5053. These forms will likely be replaced by new forms in the near future.

        Copies of the simplified certificate and of the forms to be used in the normal procedure are available from the U.S. Internal Revenue Service and from the Centre des Impôts des Non-Résidents (9 rue d'Uzès, 75094 Paris Cedex 2).

        Finally, please note that, as mentioned above, the French tax authorities have not yet issued any guidance with respect to the refund of the Tax Credit to non-resident individuals.

  Capital Gains

        Under the Treaty, you will not be subject to French tax on any gain derived from the sale or exchange of shares or ADSs, unless the gain is effectively connected with a permanent establishment or fixed base maintained by you in France.

        For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of the shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. holder before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. Your ability to offset capital losses against ordinary income is limited.

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

F.     Dividends and Paying Agents

        Not applicable.

G.    Statement by Experts

        Not applicable.

H.    Documents on Display

        We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, (the "Exchange Act") and, in accordance therewith, we are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. Any filings that we are required to make electronically, including this annual report and the exhibits hereto, are available to the public over the Internet at the Commission's Web site at http://www.sec.gov. All public materials filed with the Commission, including this annual report and the exhibits hereto, may also be inspected and copied at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

I.     Subsidiary Information.

        Not applicable.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

  Foreign Currency Exchange Rate Risk

        We prepare our financial statements in euros. In 2004, 51.5% of our total revenues were recorded in U.S. dollars, 18.8% in euros, 16.0% in British pounds, 5.4% in Swedish crowns and 4.6% in Australian dollars. Purchases and expenses in U.S. dollars, euros, British pounds, Swedish crowns and Australian dollars represented approximately 51.7%, 23.8%, 13.5%, 3.6% and 3.8%, respectively, of our cost of revenues and operating expenses in 2004. A declining of the euro against the U.S. dollar, the British pound, the Swedish crown and the Australian dollar and other currencies in which we receive revenues could increase our reported revenues and reduce our reported operating and net loss. From early 2002, the euro has increased from U.S. $0.8813 per euro to U.S. $1.3621 per euro as of December 31, 2004. This augmentation has decreased the euro value of the U.S. dollar revenues that we have earned in our U.S. activities. The impact on our revenues of the fluctuations of the euro against the dollar is described above under Item 5 "Operating and Financial Review and Prospects—Results of Operations."

        We incurred a net foreign exchange gain of €1,276 thousand in 2002, a net foreign exchange gain of €3,679 thousand in 2003 and a net foreign exchange loss of €1,595 thousand in 2004. The impact of currency exchange movements on our results of operations is typically mitigated by the fact that we incur expenses in local currency, and that we borrow in local currency, mainly in the United States, although this does not eliminate the entire impact. The extent to which changes in our revenues has historically been affected by currency exchange rate movements is described above. When deemed appropriate, we have entered into transactions to hedge our exposure to foreign exchange risks incurred in connection with borrowings, including by entering into forward contracts to purchase U.S. dollars and British pounds. The sensitivity corresponding to a change in the exchange rate of the U.S. dollar against the euro of 0.01 on our consolidated revenue and net loss would have been €890 thousand in 2004 (or 0.6% of our consolidated revenue) and €488 thousand in 2004 (or 1.3% of our consolidated net loss), respectively.

  Interest Rate Risk

        We are exposed to interest rate risk in our financing instruments. At December 31, 2004, we had variable rate debt totaling €73.4 million (or U.S. $100.1 million). In order to reduce our exposure to fluctuations in interest rates, we have entered, when deemed appropriate, into transactions to hedge our exposure to interest rates. On June 29, 2001, we entered into a U.S. $57.5 million interest rate swap agreement to hedge our exposure on 50% of our outstanding term loans under the U.S. $125 million credit facility, excluding the U.S. $10 million revolving line of credit, granted in April 2001, denominated in U.S. dollars. This new agreement replaced a previous agreement signed in August 1999. The effect of this new agreement was to convert underlying variable rate debt based on Libor USD to fixed rate debt with an interest rate of 5.52%. Each interest-rate swap agreement was designated with all or a portion of the principal balance and had a term equal to a specific debt obligation. This agreement involved the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments were based. The differential to be paid or received as interest rates change was accrued and recognized as an adjustment of interest expense related to the debt. The related amount payable to or receivable from third parties was included in other liabilities or assets. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates were recognized as comprehensive income or loss. This interest rate swap agreement expired on April 30, 2004.

        On December 11, 2003, we purchased a new financial instrument called CAP 6 months 3.00% Knock-Out (KO) 5.00% to hedge our exposure on our outstanding debt denominated in U.S. dollars for the period from May 1, 2004 to October 30, 2008, inclusive. This new financial instrument replaced the interest rate swap described in the preceding paragraph, which expired on April 30, 2004. We paid a total price of U.S. $354 thousand for the full period covered by the Knock-Out CAP. No other amount is payable hereafter for this financial instrument, which is paid for in full upon purchase. The fair value adjustment of the Knock-Out CAP as a result of changes in market interest rates is recognized as other financial income (expenses). At December 31, 2004, the fair value of the Knock-Out CAP, classified on the line "Other assets" of the consolidated balance sheet, amounted to U.S. $369 thousand (€271 thousand).

        On June 8, 2004, we entered into a term purchase contract of U.S. Dollars ("soft accumulator") with maturity on October 27, 2004 to partially hedge our exposure on our next repayment of its long-term debt due October 30, 2004. At December 31, 2004, we had no outstanding term purchase contracts.

        We do not use derivative financial instruments for trading or other speculative purposes. We do not utilize any financial instruments other than those mentioned in the preceding paragraphs and in the notes to our consolidated financial statements included in this annual report.

        The sensitivity corresponding to a change in short term interest rates of 1% on our net variable debt under our U.S. $125 million credit facility after hedging (U.S. $40,550 thousand) over 2004 is equal to U.S. $501 thousand, which represents 10.8% of the total interest expense we recorded in 2004.

	Less than 1 year*	1 to 5 years**	More than 5 years
	(in thousands of U.S. $)
Variable debt under the U.S. $125 million credit facility (less revolving portion)	90,050	61,100	—
Variable debt hedged through use of derivate instruments	(49,500)	(19,500)	—
Net variable debt under the U.S. $125 million credit facility	40,550	41,600	—

*
Amount outstanding at December 31, 2004.
**
Average amount outstanding over the next five years.

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

        Before making a distribution, any withholding taxes that must be paid under French law will be deducted. The section entitled "Taxation—Taxation of Shareholders—France" explains the relevant French tax rules. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the euros, you may lose some or all of the value of the distribution.

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

        Under a recent amendment to the deposit agreement, if you do not provide voting instructions, or if the voting instructions that you provide are improperly completed, or if you provide a blank proxy, the depositary will, subject to French law and the provisions of our by-laws, deem you to have instructed the depositary to give a proxy to a person designated by us to vote the shares or other deposited securities underlying your ADRs in favor of resolutions presented or approved by our board of directors and against any other resolution not presented or approved by our board of directors. This means that if you do not complete the voting instructions correctly and return them to the depositary in time, the shares underlying your ADRs will be voted as recommended by our board of directors.

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

Disclosure of Interests

        The obligation of a holder or other person with an interest in our ordinary shares to disclose information under French law and under our by-laws also applies to you and any other persons with an interest in the ADRs other than the depositary. The consequences for failure to comply with these provisions will be the same for you and any other persons with an interest as for a holder of our ordinary shares. For additional information regarding these obligations, see Item 10 "Additional Information—Memorandum and Articles of Association—Share Capital."

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

Pre-release of ADRs

        Unless we tell the depositary not to, the deposit agreement permits the depositary to deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADRs. The depositary may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer owns the shares or ADRs to be deposited; (2) the pre-release must be fully collateralized with cash, U.S. government securities or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so. Under the terms of a side letter to the deposit agreement, the depositary has agreed not to pre-release ADRs without our prior written consent.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

        Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

        Not applicable.

Item 15.    Controls and Procedures

        We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures, as of December 31, 2004, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

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

Item 16B.    Code of Ethics

        We have adopted a financial code of ethics, as defined in Item 16B. of Form 20-F under the Exchange Act. Our financial code of ethics applies to our Chief Executive Officer, Chief Financial Officer (who also acts as our Chief Accounting Officer) and persons performing similar functions, as designated from time to time. Our financial code of ethics is filed as an exhibit to this annual report under Item 19. If we amend the provisions of our financial code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver.

        In accordance with the rules of the Nasdaq National Market, we have also adopted codes of business conduct and ethics that apply to all directors, officers and employees. These codes of conduct provide standards designed to deter wrongdoing and to promote honest and ethical conduct, including ethical handling of conflicts of interest, full and fair disclosure in public communications and compliance with applicable governmental rules and regulations. Copies of our codes of business conduct and ethics are filed as an exhibit to this annual report under Item 19.

        Our employees code of business conduct and ethics is currently effective with respect to all employees with the exception of those located in France. By decision dated January 5, 2005, the French labor inspector refused to permit the application of our code of business conduct and ethics in France. We appealed this decision, and recently received notice of the decision on the appeal, which requires us to amend the code prior to its adoption in France. We are currently studying the appeal decision and anticipate that an amended version of the code will be adopted in France shortly.

Item 16C.    Principal Accountant Fees and Services

Audit and Non-Audit Fees

        The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Audit, during the fiscal years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003	2004
	(in thousands of €)
Audit fees	701	413
Audit-related fees	76	90
Tax fees	366	275
Other fees	0	5

Total fees	1,143	783

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

        Tax fees in the above table are fees billed by Ernst & Young Audit for professional services rendered in connection with tax compliance (preparation of original and amended tax returns, claims for refund, etc.), tax advice (assistance with tax audits and appeals, technical advice from taxing authorities and tax planning.

        Other fees in the above table are fees billed by Ernst & Young Audit primarily related to human resources matters, and other permissible non-audit services not classifiable under the other categories listed in the table above.

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

        During 2004, no services were provided to our company by our independent auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E.    Issuer Purchases of Equity Securities

        We do not have any current publicly announced share repurchase programs. We are authorized to purchase and possibly cancel up to 0.5% of our outstanding shares (up to €1.8 million) from the date of our May 26, 2004 shareholders' meeting through November 26, 2005. We did not acquire any of our own shares pursuant to this resolution or in any other manner during 2004. We intend to propose the adoption of a new share repurchase program at our upcoming shareholders' meeting that would authorize us to purchase and possibly cancel up to 10% of our outstanding shares (up to €35 million). For additional information regarding our share repurchase program, see Item 10 "Additional Information—Memorandum and Articles of Association—Purchase of Our Own Shares."

PART III

Item 17.    Financial Statements

        See Item 18.

Item 18.    Financial Statements

        See pages F-1 through F-44, incorporated herein by reference.

Item 19.    Exhibits

        Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this Annual Report on Form 20-F. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements turn out to be inaccurate, (ii) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the company's filings or are not required to be disclosed in those filings, (iii) may apply materiality standards different from what may be viewed as material to investors and (iv) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe our actual state of affairs at the date hereof.

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
4.4
Excerpt from the Minutes of Genesys' Compensation Committee, dated June 5, 2003, relating to the termination payments to be made to Mr. François Legros in the event of his termination or resignation (incorporated herein by reference to Exhibit 4.4 of our annual report on Form 20-F for the year ended December 31, 2003 as filed with the SEC on April 28, 2004).
4.5	Amendment to our U.S. $125 million Credit Facility dated August 6, 2004.

8.1	For a list of our significant subsidiaries, see Item 4 "Information on the Company—Organizational Structure."
11.1
Financial code of ethics, required by Item 16B (incorporated herein by reference to Exhibit 11.1 of our annual report on Form 20-F for the year ended December 31, 2003 as filed with the SEC on April 28, 2004).
12.1	Certifications by François Legros, Chairman and Chief Executive Officer, and Michael E. Savage, Chief Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications by François Legros, Chairman and Chief Executive Officer, and Michael E. Savage, Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.
99.1
Summary of NASDAQ Corporate Governance Exemptions (incorporated herein by reference to Exhibit 99.1 of our annual report on Form 20-F for the year ended December 31, 2003 as filed with the SEC on April 28, 2004).
99.2	Report of the Chairman of the Board of Directors for 2004 as required by Art. 117 of the French Financial Security Law (Loi de Sécurité Financière) (English Translation).
99.3	Codes of Business Conduct and Ethics (required by Nasdaq Marketplace Rule 4350(n)).

GENESYS S.A.

INDEX TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

U.S. GAAP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Genesys S.A.

        We have audited the accompanying consolidated balance sheets of Genesys S.A. as of December 31, 2002, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders' equity (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of Genesys's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Genesys S.A. at December 31, 2002, 2003 and 2004, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

                      ERNST & YOUNG Audit

                      /s/ Christine Blanc-Patin
                      Represented by Christine Blanc-Patin

Paris-La Défense, France
May 2, 2005

GENESYS S.A.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2002	2003	2004
	(in thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	€9,976	€15,574	€7,361
Restricted cash	—	3,371	1,194
Accounts receivable, less allowances €3,502, €2,537 and €2,100 at December 31, 2002, 2003 and 2004, respectively	26,624	23,462	21,523
Unbilled accounts receivable	9,306	6,744	6,260
Inventory	72	29	21
Prepaid expenses	1,874	2,286	1,622
Other current assets	5,261	8,856	4,289

Total current assets	53,113	60,322	42,270
Property and equipment, net	32,234	27,284	22,366
Goodwill	79,963	75,047	21,834
Customer lists, net	77,594	42,774	15,798
Technology and other intangibles, net	656	352	72
Investment in affiliated company	118	141	212
Deferred tax assets	361	840	448
Deferred financing costs, net	3,797	2,531	1,619
Other assets	1,897	1,824	1,493
Restricted cash	—	2,722	—

Total assets	€249,733	€213,837	€106,112

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	€1,143	€18,564	€12,038
Current portion of capital lease obligations	191	55	187
Bank overdrafts	3,417	3,850	2,173
Accounts payable	14,344	8,676	9,488
Accrued liabilities	7,178	6,627	5,004
Accrued compensation	6,555	6,519	6,479
Taxes payable	8,998	9,092	6,667
Deferred revenue	352	88	30
Deferred tax liabilities	3,097	2,143	989
Current portion of other long-term liabilities	2,284	1,740	1,467
Other current liabilities	1,759	3,242	1,458

Total current liabilities	49,318	60,596	45,980
Long-term portion of long-term debt	120,165	82,814	64,713
Long-term portion of capital lease obligations	149	107	60
Deferred tax liabilities	20,666	11,504	3,396
Other long-term liabilities	6,644	3,173	1,244
Commitments and contingencies	—	—	—
Shareholders' equity (deficit):
Ordinary shares: €5.00, €1.00 and €1.00 nominal value at December 31, 2002, 2003 and 2004, respectively; 15,409,933, 18,307,756 and 18,307,756 shares authorized, issued and outstanding at December 31, 2002, 2003 and 2004, respectively	77,050	18,308	18,308
Ordinary shares to be issued: €5.00, €1.00 and €1.00 nominal value at December 31, 2002, 2003 and 2004, respectively; 137,347, 65,067 and 65,067 shares at December 31, 2002, 2003 and 2004, respectively.	687	65	65
Additional paid-in capital	194,217	197,611	197,129
Treasury shares at cost: 22,131 shares at December 31, 2002, 2003 and 2004	(751)	(751)	(751)
Deferred compensation	(220)	(322)	—
Accumulated deficit	(225,172)	(174,640)	(246,325)
Accumulated other comprehensive income	6,980	15,372	22,293

Total shareholders' equity (deficit)	52,791	55,643	(9,281)

Total liabilities and shareholders' equity (deficit)	€249,733	€213,837	€106,112

See notes to financial statements

GENESYS S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2002	2003	2004
	(in thousands, except share data)
Revenue:
Services	€199,068	€159,155	€138,762
Products	1,595	345	276

	200,663	159,500	139,038
Cost of revenue:
Services	86,193	56,936	53,013
Products	1,250	207	83

	87,443	57,143	53,096

Gross profit	113,220	102,357	85,942
Operating expenses:
Research and development	4,734	4,183	3,750
Selling and marketing	49,976	37,394	35,839
General and administrative	56,487	37,729	34,773
Restructuring charge	4,336	1,115	2,242
Impairment of goodwill and other intangibles	93,613	28,057	75,401
Amortization of intangibles	13,888	9,595	5,382

Total operating expenses	223,034	118,073	157,387

Operating loss	(109,814)	(15,716)	(71,445)
Financial income (expense):
Interest income	99	219	173
Interest expense	(9,256)	(6,818)	(4,285)
Foreign exchange gain (loss)	1,276	3,679	(1,595)
Other financial expense, net	(1,106)	(1,581)	(1,287)

Financial expense, net	(8,987)	(4,501)	(6,994)
Equity in income (loss) of affiliated company	(8)	22	71

Loss before taxes	(118,809)	(20,195)	(78,368)
Income tax benefit	5,043	8,842	6,683

Net loss	€(113,766)	€(11,353)	€(71,685)

Basic and diluted net loss per share	€(7.32)	€(0.69)	€(3.90)

Number of shares used in computing basic and diluted net loss per share	15,541,898	16,579,986	18,372,841

See notes to financial statements

GENESYS S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

	Ordinary shares							Accumulated other comprehensive income
			Ordinary shares to be issued	Additional paid-in capital	Treasury shares	Deferred compensation	Accumulated deficit		Shareholders' equity (deficit)
	Shares	Amount
			(in thousands, except share data)
Balance at January 1, 2002	15,271,064	€76,356	€1,253	€194,019	€(751)	€(465)	€(111,293)	€3,749	€162,868
Exercised stock-options	25,529	128		198					326
Converted notes	113,340	566	(566)						—
Amortization of deferred stock-based compensation						245			245
Other movements							(113)		(113)
Components of comprehensive income:
Net loss							(113,766)		(113,766)
Foreign currency translation								2,821	2,821
Unrealized gain on cash flow hedges								410	410

Total comprehensive loss	—	—	—	—	—	—	(113,766)	3,231	(110,535)

Balance at December 31, 2002	15,409,933	€77,050	€687	€194,217	€(751)	€(220)	€(225,172)	€6,980	€52,791
Reduction of nominal value		(61,885)	(305)	305			61,885		—
Issuance of ordinary shares at price of €2.20, net of offering expenses	2,814,944	2,815		2,629					5,444
Exercised stock-options	10,599	11		35					46
Converted notes	72,280	317	(317)						—
Amortization of deferred stock-based compensation						220			220
Variable accounting associated with repricing of stock-options				482		(322)			160
Other movements on stock-options				(57)					(57)
Components of comprehensive income:
Net loss							(11,353)		(11,353)
Foreign currency translation								7,334	7,334
Unrealized gain on cash flow hedges								1,058	1,058

Total comprehensive loss	—	—	—	—	—	—	(11,353)	8,392	(2,961)

Balance at December 31, 2003	18,307,756	€18,308	€65	€197,611	€(751)	€(322)	€(174,640)	€15,372	€55,643
Variable accounting associated with repricing of stock-options				(482)		322			(160)
Components of comprehensive income:
Net loss							(71,685)		(71,685)
Foreign currency translation								6,140	6,140
Unrealized gain on cash flow hedges								781	781

Total comprehensive loss	—	—	—	—	—	—	(71,685)	6,921	(64,764)

Balance at December 31, 2004	18,307,756	€18,308	€65	€197,129	€(751)	€—	€(246,325)	€22,293	€(9,281)

See notes to financial statements

GENESYS S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2002	2003	2004
	(in thousands)
Cash flows from operating activities:
Net loss	€(113,766)	€(11,353)	€(71,685)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	15,728	10,845	9,898
Amortization of other intangibles	13,888	9,595	5,382
Impairment of goodwill and other intangibles	93,613	28,057	75,401
Amortization of deferred financing costs and debt issuance discount	1,365	1,307	403
Amortization of deferred charges	80	88	—
Allowance for bad debt	2,617	223	(438)
Stock-based compensation	245	380	(160)
Loss (gain) on disposal of assets	(71)	150	23
Deferred taxes	(8,367)	(11,372)	(9,190)
Equity in income (loss) of affiliated companies	8	(22)	(71)
Changes in unrealized losses on investments	—	—	(62)
Changes in operating assets and liabilities, net of effects of acquisition of businesses:
Increase in restricted cash	—	(649)	(358)
Decrease in accounts receivables	3,462	2,335	2,221
Decrease in inventory	74	43	8
Decrease (increase) in prepaid expenses	3,620	(617)	615
Decrease (increase) in other assets	782	(4,747)	4,106
Decrease in accounts payable	(5,607)	(4,346)	(366)
Decrease in accrued liabilities	(897)	(147)	(1,694)
Increase (decrease) in accrued compensation	(409)	560	215
Increase (decrease) in accrued taxes	(710)	648	(2,030)
Decrease in deferred revenue	(2,214)	(263)	(58)
Increase (decrease) in other liabilities	3,768	(3,373)	(1,043)

Net cash provided by operating activities	7,209	17,342	11,117

Cash flows from investing activities:
Acquisitions of businesses, net of cash acquired	(4,299)	—	—
Acquisition of furniture and equipment	(6,785)	(9,459)	(3,894)
Proceeds from sales of furniture and equipment	980	35	61

Net cash used in investing activities	(10,104)	(9,424)	(3,833)

Cash flows from financing activities:
Increase (decrease) in bank overdrafts	3,417	473	(1,689)
Net proceeds from issuance of common stock	326	5,490	—
Decrease (increase) of restricted cash	—	(5,444)	5,257
Principal payments on long-term debt	(6,481)	(1,226)	(19,456)
Financing costs	(572)	(283)	—

Net cash used in financing activities	(3,310)	(990)	(15,888)

Effect of foreign exchange rate changes on cash and cash equivalents	(1,329)	(1,330)	391
Increase (decrease) in cash and cash equivalents	(7,534)	5,598	(8,213)
Cash and cash equivalents, beginning of year	17,510	9,976	15,574

Cash and cash equivalents, end of year	€9,976	€15,574	€7,361

Supplemental disclosures of cash flow information:
Interest paid	€7,578	€4,670	€5,015
Income taxes paid	3,286	2,222	2,026
Non-cash investing and financing transactions:
Fixed assets acquired under capital lease	218	22	344

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

        The Company is highly leveraged. As of December 31, 2004, there was €77.0 million of financial debt, the bulk of which was incurred under a U.S. $125 million credit facility agreement that was entered into in April 2001 and thereafter amended, including most recently in August 2004. This credit facility requires the Company to comply with certain covenants, including the maintenance of financial ratios relating to EBITDA, leverage, interest cover and cash coverage, and limits capital expenditures. If any of these covenants are not maintained, the Company will be required to undertake any one of the following transactions: a) seek additional capital for an amount not less than €20.0 million, or b) enter into a new loan to repay the credit facility, or c) issue bonds to repay the credit facility, or d) enter into a merger agreement, or sale and purchase agreement. If the Company fails to effect one of these extraordinary transactions to remedy the covenant, the Company would be in default and the lenders will have the right to require immediate and full repayment of the amounts outstanding under the credit facility. This credit facility and the related covenants are described in more detail under Note 9. The Company has received waivers from its lenders with respect to certain of its financial covenants at December 31, 2004, March 31, 2005 and June 30, 2005.

        Adequate liquidity and capital are critical to the ability of the Company to continue as a going concern and to fund its customer acquisition and marketing programs.

        The Company's current operating assumptions and projections reflect management's best estimates of revenue growth and operating expenses. The Company's liquidity requirements are driven primarily by working capital needs, capital expenditures on telecommunications and bridging equipment, servers and its required debt service levels. Currently, management believes that the Company's liquidity requirements will be met through its current capital resources and cash flows generated from operations.

        The Company's ability to meet its projections is subject to numerous uncertainties and there can be no assurance that these projected operating cash flows will be achieved. If the Company's cash requirements are more than projected, the Company may require additional concessions from its lenders or additional financing in amounts that may be material. The type, timing and terms of financing that the Company selects will be dependent upon its cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. The Company cannot guarantee that additional financing sources will be available at any given time or available on favorable terms.

Note 2.    Summary of significant accounting policies

  Basis of presentation

        The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States. Certain prior year amounts have been reclassified to conform to the current year's presentation.

        The main consolidation principles are as follows:

  •
  Companies that are wholly owned or that the Company controls are consolidated;

  •
  Companies over which the Company exercises significant influence but does not control are accounted for under the equity method of accounting; and

  •
  All significant inter-company transactions and balances are eliminated.

  Scope of consolidation

Name	Location	Interest and control
1. Fully consolidated companies
Parent and sub-holdings companies
Genesys S.A.	Montpellier, France	Parent company
Geene S.A.S.	Paris, France	100%
Eesys S.A.S.	Paris, France	100%
3054-344 Nova Scotia Ltd.	Halifax, Canada	100%
3054-345 Nova Scotia Ltd.	Halifax, Canada	100%
North America
Genesys Conferencing Inc.	Reston (Virginia), USA	100%
Genesys Conferencing Ltd.	Toronto, Canada	100%
Europe
Genesys Conferencing Ltd.	Croydon, England	100%
Genesys Conferencing A.B.	Stockholm, Sweden	100%
Genesys Conferencing France S.A.S.	Ivry, France	100%
Genesys Conferencing S.A.	Brussels, Belgium	100%
Genesys Conferencing, S.R.L.	Milan, Italy	100%
Darome Teleconferencing GmbH	Berlin, Germany	100%
Asia Pacific
Genesys Conferencing Pty. Ltd.	Melbourne, Australia	100%
Genesys Conferencing Pte. Ltd.	Singapore	100%
Genesys Conferencing Ltd.	Hong Kong	100%
Genesys Conferencing Std. Bhd. (*)	Kuala Lumpur, Malaysia	100%
Genesys Conferencing K.K. (**)	Tokyo, Japan	100%
Genesys Technology Consulting Co., Ltd (***)	Beijing, China	100%
2. Affiliates accounted for under the equity method:
Genesys Conferencing Iberia S.A.	Madrid, Spain	20%

(*)
The Malaysian subsidiary began operations on November 5, 2002. This company was not fully consolidated at December 31, 2002 due to immateriality. The consolidated statements of operations for the year ended December 31, 2003 include the period from November 5, 2002 to December 31, 2003.

(**)
On December 12, 2003, Genesys Conferencing Pte. incorporated Genesys Conferencing K.K. in Japan. The Japanese subsidiary began operations during the first half of 2004.

(***)
On October 12, 2004, the Company incorporated Genesys Technology Consulting Co., Ltd. in China. The Chinese subsidiary will begin operations during the first half of 2005.

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

  Translation of financial statements of foreign subsidiaries

        The functional currency of each subsidiary is the local currency, except for Genesys Conferencing Ltd., which is a Canadian company using U.S. dollars. In accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation (SFAS 52), assets and liabilities of the Company and its subsidiaries with functional currencies other than the Euro are translated into Euro equivalents at the rate of exchange in effect on the balance sheet date. Revenues and expenses are translated at the average exchange rates for each reporting period. Foreign currency translation gains or losses are recorded as a separate component of shareholders' equity.

  Transactions in foreign currencies

        At year-end, foreign currency denominated balances are translated using closing rates of exchange. In accordance with SFAS 52, unrealized gains and losses are recognized in income for the period.

  Revenue recognition

        The Company generally recognizes revenue upon completion of conferencing services or at the time of shipment of equipment, assuming that persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is probable, unless the Company has future obligations for installation or has to obtain customer acceptance, in which case revenue is deferred until these obligations are met. Amounts billed in excess of revenue recognized are included as deferred revenue in the accompanying consolidated balance sheets. Unbilled accounts receivable represents revenue that is earned but not yet billed as of the balance sheet date.

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

  Accounts receivable, net

        Allowance for doubtful accounts is established for the amount that is considered as uncollectible at year-end, particularly based on a statistical calculation from invoice date of outstanding invoices.

  Goodwill

        Purchase price has been allocated to the fair value of net assets acquired in business combinations accounted for under the purchase method. Purchase price in excess of the fair value of identified assets and liabilities acquired was capitalized as goodwill. On January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142), which prohibits the amortization of goodwill. Instead, goodwill will be tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more-likely-than-not result in impairment. Under SFAS 142, goodwill is assessed for impairment by using the fair value based method. The Company determines fair value by utilizing discounted cash flows. The fair value test required by SFAS 142 for goodwill includes a two-step approach. Under the first step, companies must compare the fair value of a "reporting unit" to its carrying value. A reporting unit is the level at which goodwill impairment is measured and it is defined as an operating segment or one level below if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, goodwill is impaired.

        Under step two, the amount of goodwill impairment is measured by the amount that the reporting unit's goodwill carrying value exceeds the "implied" fair value of goodwill. The implied fair value of goodwill can only be determined by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in the first step). In this step, the fair value of the reporting unit is allocated to all of the reporting unit's assets and liabilities (a hypothetical purchase price allocation). SFAS 142 requires companies to perform the impairment test at least annually and also upon adoption. Any impairment loss resulting from the adoption of SFAS 142 is treated as a change in accounting principle.

        The required annual impairment test of goodwill was performed as of October 1, 2002, 2003 and 2004. Following the results of the first step of the required impairment test, which was failed, the second step was required in 2002 and 2003. Based on the results of this annual impairment test, an impairment charge of €81.7 million and €3.1 million was recorded in 2002 and 2003, respectively, as described in Note 3, Impairment of goodwill and identifiable intangible assets.

        Prior to the annual impairment test as of October 1, 2004, the Company performed an impairment test as of June 30, 2004. The reduced level of expected cash flows for the next several years was the trigger event that lead to this supplementary impairment review. The reduced level of expected cash flows was mainly a result of the current, competitive industry environment, which has resulted in significant price erosion. Following the results of the first step, the second step was required and an impairment charge of €53.4 million was recorded in June 2004, as described in Note 3. As of October 1, 2004, the required annual impairment test was passed.

  Property and equipment, net

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

  Impairment of long-lived assets

        The Company reviews the carrying value of its long-lived assets, including property and equipment and intangible assets (i.e., customer lists) whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company tests identifiable intangible assets, excluding goodwill, for impairment using the two-step process prescribed in SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets (SFAS 144). In accordance with this SFAS 144, an impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset or group of assets is less than its carrying amount. Impairment, if any, is assessed using the fair value or, if it is not available, discounted cash flows. Based on the results of this review in 2002, 2003 and 2004, impairment charges of €11.9 million, €24.9 million and €22.0 million, respectively, were recognized, as described in Note 3, Impairment of goodwill and identifiable intangible assets.

  Research and development

        The Company maintains engineering departments that develop features and products for group communications. The Company charges to expense when incurred that portion of the costs of these departments that relates to research and development activities.

        In 2002, 2003 and 2004, research and development expenses amounted to €4,734, €4,183 and €3,750, respectively, which represent 2.4%, 2.6% and 2.7% of total revenue, respectively. Expenses relating to software and information system network maintenance and development, classified as general and administrative expenses in 2002, 2003 and 2004, amounted to €7,894, €6,658 and €5,896, respectively, which represent 3.9%, 4.2% and 4.2% of total revenue, respectively.

  Deferred financing costs

        Costs to obtain debt financing are capitalized and amortized over the life of the related debt using the effective interest method.

  Income taxes

        In accordance with SFAS No. 109, the Company provides for deferred taxes using the liability method of accounting. Under this method, deferred tax assets and liabilities are determined based on the temporary differences arising between the tax bases of assets and liabilities and their financial reporting amounts, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to reverse. A valuation allowance is recognized if, on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

  Stock options

        The Company accounts for stock options granted to employees in accordance with the provisions of Accounting Principles Board Statement No. 25, Accounting for Stock issued to Employees (APB 25). Under APB 25, no compensation expense is recognized for stock options issued to employees with an exercise price equal to the market price of the underlying shares on the measurement date. Stock options issued with an exercise price less than the market price of the underlying shares on the measurement date result in deferred compensation which is amortized to expense over the vesting period.

        SFAS No. 123, Accounting for Stock Based Compensation (SFAS 123), amended by SFAS 148, Accounting for Stock-based Compensation—Transition and Disclosure: an Amendment of FASB Statement No. 123, provides an alternative to APB 25 in accounting for stock-based compensation issued to employees using the fair value based method. Companies can elect to continue to apply the provisions of APB 25 but are required by SFAS 123, as amended by SFAS 148, to disclose the pro forma effect on net income and net income per share as if the fair value basis method had been applied.

        Pro forma information regarding net loss and loss per share is required by SFAS 123 and SFAS 148, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value of these options was estimated at the measurement date using the Black-Scholes option pricing model with the following assumptions:

	2002	2003	2004
Expected dividend yield	0%	0%	0%
Expected volatility	0.865	0.879	0.847
Risk-free interest rate	4.93%	4.18%	4.10%
Weighted average expected life	5.5 years	4.5 years	4.5 years

        For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

	Years ended December 31,
	2002	2003	2004
Net loss, as reported	€(113,766)	€(11,353)	€(71,685)
Add: Stock-based employee compensation expense (credit) included in reported net loss	245	380	(160)
Deduct: Stock-based employee compensation expense determined under fair value method for all stock option grants (SFAS 123 expense)	(8,837)	(7,314)	(6,382)

Pro forma net loss	€(122,358)	€(18,287)	€(78,227)

Basic and diluted net loss per common share, as reported	(7.32)	(0.69)	(3.90)
Pro forma basic and diluted net loss per common share	(7.87)	(1.10)	(4.26)

        The weighted average fair value of options granted during 2002, 2003 and 2004 was as follows:

	Years ended December 31,
	2002	2003	2004
Options whose price was less than the market price of the underlying shares on the grant date	—	—	—
Options whose price was greater than the market price of the underlying shares on the grant date	€13.72	—	—
Options whose price was equal to the market price of the underlying shares on the grant date	—	€4.48	€3.65

  Comprehensive income (loss)

        As of January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income (SFAS 130). SFAS 130 establishes new rules for the reporting and display of comprehensive income (loss) and its components. Accumulated other comprehensive income, as set forth in the accompanying consolidated statements of shareholders' equity (deficit), consists of (i) foreign currency translation adjustments of €8,819, €16,153 and €22,393 at December 31, 2002, 2003 and 2004, respectively and (ii) unrealized losses on cash flow hedges of €(1,839), €(781) and €0 at December 31, 2002, 2003 and 2004, respectively.

  Net loss per share

        In accordance with SFAS No. 128, Earnings per Share (SFAS 128), basic and diluted loss per share have been presented. Basic loss per share exclude the dilutive effects of options and reflect only the actual ordinary shares outstanding. Diluted loss per share include the dilutive effects of options as if they had been exercised. Because the potentially issuable shares from the exercise of stock options and convertible notes would be antidilutive, there are no differences between basic and diluted net loss per share for the Company through December 31, 2004.

  Segment reporting

        Management has concluded that the Company and its subsidiaries operate currently in four reportable segments: North America, Europe and Asia-Pacific, and the Global Video Division, as management internally evaluates and reports the performance of the Company on the basis of these separate 4 business units.

  Advertising expense

        The cost of advertising is expensed as incurred. The Company's advertising costs for the years ended December 31, 2002, 2003 and 2004 were € 2,309, €2,116 and €1,979, respectively.

  Derivative instruments

        SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), requires the Company to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instruments depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

        For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period during which the hedged transaction affects earnings. At December 31, 2004, the Company does not hold derivative instruments that are designated and qualify as a fair value hedge. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

  Concentration of risk

        Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash equivalents and trade receivables.

        The Company has cash investment policies that limit investments to short-term low-risk instruments. The Company's cash is held primarily in U.S. dollars, euros and British pounds (GBP) and concentrated mainly in five banks in the United States, France and the United Kingdom.

        The Company sells its services and products to customers in a variety of countries in North America, Europe and Asia-Pacific. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses.

        To date, such losses have been within management's expectations. A summary of the activity in the allowance for doubtful accounts is as follows:

	Years ended December 31,
	2002	2003	2004
Allowance balance at January 1	€3,201	€3,502	€2,537
Amounts charged to expense	2,617	223	(438)
Amounts written off	(1,935)	(968)	(8)
Currency translation adjustment	(381)	(220)	9

Allowance balance at December 31	€3,502	€2,537	€2,100

        For all periods presented, no customer represented revenues in excess of 10% of the Company's total consolidated revenues.

  Recent accounting pronouncements

        On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS 123R), which is a revision of SFAS 123. SFAS 123R supersedes APB 25, and amends SFAS No. 95, Statement of Cash Flows (SFAS 95). Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

        SFAS 123R must be adopted no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 123R on January 1, 2006.

        SFAS 123R permits public companies to adopt its requirements using one of two methods:

          1.     A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date.

          2.     A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

        The Company plans to adopt SFAS 123R using the modified prospective approach, as indicated above.

        As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R's fair value method will have a significant impact on its result of operations, although it will have no impact on its overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Stock Options, above.

Note 3.    Impairment of goodwill and identifiable intangible assets

	Years ended December 31,
	2002	2003	2004
Impairment of:
Goodwill	€81,749	€3,141	€53,401
Identifiable intangible assets	11,864	24,916	22,000

	€93,613	€28,057	€75,401

  Goodwill

        The impairment charge of €81,749, €3,141 and €53,401 recorded in 2002, 2003 and 2004, respectively, is mainly associated with the North American segment, particularly for the acquisition of Vialog, which occurred in April 2001.

  Other Intangible Assets

        The Company recorded a total impairment charge of €11,864 and €24,916 in 2002 and 2003, respectively, that was recorded as a reduction to the carrying value of intangible assets. The impairment charge of €11,864 recorded in 2002 relates to the technology of Astound acquired in 2001, which is part of the North American segment. The impairment charge of €24,916 recorded in 2003 relates mainly to the customer lists of Vialog acquired in 2001 (€23,000) and, to a lesser extent, to the customer lists of Aloha Conferencing and Williams Communications, acquired in 1999 (€1,916), which is part of the North American segment.

        Due to the triggering event of greater than anticipated price erosion as a result of the current competitive environment, the Company performed a review of carrying values as of June 30, 2004. Based on the results of this review, the Company recorded a total impairment charge of €22,000 in June 2004; that was recorded as a reduction to the carrying value of intangible assets. This impairment charge relates to the customer lists of Vialog acquired in 2001, which is part of the North American segment.

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

        The purchase price exceeded by €60,463 the fair value of the net tangible assets acquired. Based on an independent report, this excess was allocated to:

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

        The purchase price exceeded by €204,091 the fair value of the net tangible assets acquired. Based on an independent report, this excess was allocated to:

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

        Following the acquisition, Vialog Corporation was renamed Genesys Conferencing of Massachusetts, Inc and merged with Genesys Conferencing Inc (GCI).

Note 5.    Cash, cash equivalents and restricted cash

        The following is a summary of items qualifying as cash equivalents:

	December 31,
	2002	2003	2004
Cash equivalents:
Money market funds	€6	€1,524	€6
Term deposits	85	8,048	—

	€91	€9,572	€6

        At December 31, 2004, the restricted cash included:

  —
  €0.8 million certificate of deposit, which secures a letter of credit in favor of the County of Denver (to provide security with respect to litigation regarding local taxes);

  —
  €0.3 million certificate of deposit, which secures a letter of credit in favor of one of our leaseholders; and

  —
  €0.1 million security deposit securing a lease on various equipment.

Note 6.    Property and equipment, net

        Property and equipment, net consists of the following:

	December 31,
	2002	2003	2004
Telecommunications equipment	€39,503	€40,448	€39,743
Software and systems	14,969	15,202	16,047
Office and computer equipment	9,704	9,800	10,387
Leasehold improvements	4,715	4,387	3,989
Software development in progress	564	366	111

	69,455	70,203	70,277
Less accumulated depreciation	(37,221)	(42,919)	(47,911)

	€32,234	€27,284	€22,366

        The Company leases certain of its equipment under capital leases. The cost of such equipment included in property and equipment was €1,698, €1,597 and €1,834 at December 31, 2002, 2003 and 2004, respectively. Accumulated amortization of this equipment was €1,209, €1,092 and €1,191 at December 31, 2002, 2003 and 2004, respectively.

        Software development in progress at December 31, 2002, 2003 and 2004 mainly consists of an integrated reservation and billing system (€564, €231 and €172, respectively) for which the main components were implemented in 2002 and 2003 and, consequently, partly reclassified to software and systems.

Note 7.    Goodwill and other intangible assets

        Goodwill and other intangible assets consist of the following:

		December 31,
	Useful lives (in years)
		2002	2003	2004
Goodwill	Not applicable	€103,939	€98,935	€45,329
Less accumulated amortization		(23,976)	(23,888)	(23,495)

		79,963	75,047	21,834
Customer lists	5-10	98,343	72,683	50,577
Less accumulated amortization		(20,749)	(29,909)	(34,779)

		77,594	42,774	15,798
Technology and other intangibles	4	10,185	10,181	10,177
Less accumulated amortization		(9,529)	(9,829)	(10,105)

		656	352	72

		€158,213	€118,173	€37,704

        The estimated total amortization expense for the next 5 fiscal years is as follows:

2005	€3,588
2006	2,953
2007	2,538
2008	2,142
2009	2,138

        The changes in the carrying amount of goodwill and other intangibles from January 1, 2002 through December 31, 2004 are as follows:

	December 31,
	2002	2003	2004
Balances as of the beginning of the year	€275,058	€158,213	€118,173
Less: amortization of other intangibles	(13,888)	(9,595)	(5,382)
Less: impairment of goodwill & other intangibles	(93,613)	(28,057)	(75,401)
Adjustments of goodwill and other intangibles for previous year acquisitions	3,053	635	—
Impact of foreign currency fluctuations	(12,397)	(3,023)	314

Balances as of the end of the year	€158,213	€118,173	€37,704

Note 8.    Bank overdrafts

        Borrowings under overdraft positions on the Company's bank accounts bear interest at 5.3% at December 31, 2004. The short-term borrowings provide for a maximum amount of borrowings of €2,750 million, including €2,173 million utilized as bank overdraft as of December 31, 2004. The weighted average interest rate for the Company's bank overdraft was 4.3% for 2002, 3.4% for 2003 and 5.3% for 2004. The bank overdrafts have no stated expiration. However, they may be callable by the banks at any time.

Note 9.    Long-term debt and capital leases

        Long-term debt, including capital leases, consists of the following:

	December 31,
	2002	2003	2004
Term loans, variable rate	€103,137	€84,719	€66,111
Term loans, fixed rate	74	37	—
Revolving loans, variable rate	9,536	7,918	7,342
3% Convertible bonds, net of unamortized discount of €297 in 2002, €201 in 2003 and €46 in 2004	8,441	8,550	3,178
Interest free loan from ANVAR	120	154	120
Capital lease obligations	340	162	247

Total long-term debt	121,648	101,540	76,998
Less current portion	(1,334)	(18,619)	(12,225)

Long-term debt, less current portion	€120,314	€82,921	€64,773

  Future repayments

        As of December 31, 2004, future repayments of long-term debt, excluding capital lease obligations, are as follows:

2005	€12,038
2006	11,818
2007	16,380
2008	36,515

Total	€76,751

Bank Financing Amendment

  U.S. $125 Million Credit Facility

        On April 20, 2001, the Company and Vialog entered into a U.S. $125 million credit facility agreement with BNP Paribas, CIBC World Markets and Fortis Bank. This credit facility, which was amended thereafter, replaced the Company's then outstanding U.S. $35 million multi-currency term loan and the long-term debt of Vialog (U.S. $75 million senior notes payable) that existed prior to the acquisition of Vialog. Prior to the signature on April 30, 2003 and August 6, 2004 of the amendments described below, the U.S. $125 million credit facility included the following terms:

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

        Prior to the amendments described below, the U.S. $50 million and U.S. $35 million term loans granted to Vialog and the Company, respectively, were to be repaid in semi-annual installments in accordance with the schedule set forth in the credit facility agreement. The U.S. $30 million facility was to be repaid in one payment at maturity.

  Terms of the April 2003 Amendment

        On April 11, 2003, the Company reached an agreement in principle with its lenders under the U.S. $125 million credit facility, several of the holders of its 3% convertible bonds and certain of its shareholders (some of whom are also bondholders), on a financial restructuring plan.

        The financial restructuring was essentially comprised of:

  —
  An amendment to its April 2001 U.S. $125 million credit facility that extended the maturity of the remaining principal through October 2008;

  —
  Deferral of the maturity date for 50% of the principal of its outstanding 3% convertible bonds; and

  —
  A €6.2 million offering of rights to subscribe for its ordinary shares.

  Amendment to the U.S. $125 Million Credit Facility

        On April 30, 2003, the Company signed an amendment to the April 2001 U.S. $125 million credit facility with its main bank creditors. The amendment provided for the extension of the maturity of the U.S. $118 million remaining principal amount under the credit facility from April 2006 to October 2008, and the rescheduling of principal repayments.

        The amended principal payment schedule on an annual basis compared to the prior maturity schedule was as follows:

	Repayment schedule prior to April 30, 2003 amendment	Repayments according to amendment signed on April 30, 2003	Difference of repayments
	in millions of U.S. dollars
2003	$17.0	$1.0	$(16.0)
2004	$22.0	$18.0	$(4.0)
2005	$24.0	$22.0	$(2.0)
2006	$55.0	$30.0	$(25.0)
2007	—	$23.5	$23.5
2008	—	$23.5	$23.5

Total	$118.0	$118.0	$0.0

        As amended, U.S. $7 million of principal was repaid on April 30, 2004 and U.S. $11 million of principal was repaid on October 31, 2004. Interest has continued to be paid according to the original schedule (i.e., semi-annually on April 30 and October 31).

        The Company has also agreed to prepay the loan if its excess cash flows (excluding the proceeds of the rights offering) exceed certain levels. On April 30, 2004, the Company repaid U.S. $1.7 million (€1.3 million) of principal, in accordance with this prepayment term.

        All amounts borrowed are repayable at any time in whole or in part at the Company's option.

        The U.S. $125 million credit facility required the Company to comply with certain financial covenants. Prior to the April 30, 2003 amendment, the Company received a waiver from its lenders, which cured its non-compliance with certain financial covenants at December 31, 2002. Thereafter, those covenants were amended by the April 2003 amendment, and subsequently by the amendment of August 6, 2004, which is described below.

        The April 2003 amendment allowed the Company to raise at least U.S. $3 million (or equivalent in euros) by entering into a factoring arrangement for up to U.S. $6 million (or equivalent in euros) of customer receivables by waiving the negative pledge on up to U.S. $6 million of such receivables and otherwise permitting their sale or disposition.

        In connection with April 2003 amendment, the Company paid its main bank creditors a U.S. $295 thousand fee on December 31, 2004, which represented 0.25% of the principal amount outstanding on the date of the preliminary agreement.

  Terms of the August 2004 Financial Restructuring

        On August 6, 2004, the Company signed an amendment to the U.S $125 million credit facility with its bank creditors. The amendment provides for the rescheduling of principal repayments and revised financial covenants.

        This is the fourth amendment to the U.S. $125 million credit facility, and the second to provide for a rescheduling of the principal repayments under this credit facility. The Company entered into these amendments because otherwise the Company would not have been able to comply with the financial covenants imposed by the credit facility, and because the Company needed to reschedule the principal payment under the credit facility. If the Company fails to meet certain of the covenants imposed by the credit facility, the Company will be required to undertake one of several extraordinary transactions (described below), failing which its debt would be in default and subject to acceleration by its lenders.

        Under the August 2004 amendment, the amended principal payment schedule on an annual basis compared to the prior maturity schedule is as follows:

	Repayment schedule prior to August 6, 2004 amendment	Repayments according to amendment signed on August 6, 2004	Difference of repayments
	in millions of U.S. dollars
2nd half-2004	$11.0	$8.2	$(2.8)
2005	$22.0	$12.0	$(10.0)
2006	$30.0	$16.0	$(14.0)
2007	$23.1	$22.3	$(0.8)
2008	$22.2	$49.8	$27.6

Total	$108.3	$108.3	$0.0

        For your convenience, we have translated the U.S. dollars amounts into euro, using the period-end exchange rate applied for the translation of financial statements of foreign subsidiaries.

	Repayment schedule prior to August 6, 2004 amendment	Repayments according to amendment signed on August 6, 2004	Difference of repayments
	in millions of euros
2nd half-2004	€8.1	€6.0	€(2.1)
2005	16.2	8.8	(7.4)
2006	22.0	11.7	(10.3)
2007	17.0	16.4	(0.6)
2008	16.3	36.7	20.4

Total	€79.6	€79.6	€0.0

        Under the August 2004 amendment, interest will continue to be paid according to the original schedule (i.e., semi-annually on April 30 and October 31), with an increase of 50 basis points applying to the outstanding principal due for repayment from 2007. The Company has also agreed to prepay certain amounts of the debt if its excess cash flows exceed certain levels.

        The August 2004 amendment adjusted the level of the Company's existing financial covenants and added a new financial covenant relating to earnings before interest, tax, depreciation and amortization (EBITDA). As amended, the financial covenants establish "threshold" levels at which the Company would be able to implement certain transactions before its bank lenders could declare it in default under the credit agreement. However, the Company must also maintain additional "base" level financial covenants, and failure to do so is an event of default.

        The amended "threshold" financial covenants are as follows:

  —
  the Company must maintain a cash cover ratio (consolidated cash flow over consolidated debt service) above specified levels varying from 0.82 to 1.14 for each quarter ended from December 31, 2004 to September 30, 2008;

  —
  the Company must maintain an interest cover ratio (consolidated EBITDA over consolidated net interest expense) of no less than 4.03 as at December 31, 2004, increasing progressively to 13.77 as at September 30, 2008;

  —
  the Company must maintain a leverage ratio (outstanding consolidated net indebtedness over consolidated EBITDA) for each quarter of no more than 4.03 as at December 31, 2004, decreasing progressively to 0.60 as at September 30, 2008; and

  —
  the Company must maintain consolidated EBITDA at least equal to a specified amount for each quarter ending between December 31, 2004 and September 30, 2005, varying from €5.62 million to €7.38 million, and for each six-month period on a rolling two-quarter basis ending between December 31, 2005 and September 30, 2008, varying from €11.37 million to €19.25 million.

        Should the Company fail to meet one of these covenants, it may be required to pursue one of the following transactions or, if the Company fails to do so, be declared in default:

  —
  A capital increase in an amount of not less than €20 million;

  —
  A new loan of an amount sufficient to repay the sums outstanding under the credit facility;

  —
  A bond issuance in an amount sufficient to repay the sums outstanding under the credit facility;

  —
  The execution of a merger agreement or sale and purchase agreement, or the launching of a tender offer; or

  —
  Another transaction that is ratified by the Company's board of directors and accepted by its lenders.

        If the Company is not able to effect one of these transactions, its lenders will have the right to require immediate repayment in full of its outstanding indebtedness. It is likely that the Company would be unable to make such a repayment.

        In addition to the threshold financial covenants, described above, the Company must respect the following "base" financial covenants of which failure to do so would result in an event of default:

  —
  The Company must maintain a cash cover ratio at or above certain levels varying from 0.73 to 1.02;

  —
  The Company must maintain an interest cover ratio of no less than 3.61 as at December 31, 2004, increasing progressively to 12.32 in 2008;

  —
  The Company must maintain a leverage ratio of no more than 4.42 as at December 31, 2004, decreasing progressively to 0.66 in 2008;

  —
  The Company must maintain consolidated EBITDA, at least equal to a specified amount for each quarter ending between December 31, 2004 and September 30, 2005, varying from €3.68 million to €6.05 million, and for each six-month period on a rolling two-quarter basis ending between December 31, 2005 and September 30, 2008, varying from €10.17 million to €17.22 million; and

  —
  The Company must not make annual capital expenditures in excess of €6.9 million in 2005 (increasing progressively to €11.5 million in 2007 and subject to a limited exception allowing the Company to carry-forward a portion of any shortfall from the previous year).

        Compliance with the ratios listed above is tested quarterly, at the end of each quarter through September 30, 2008. The restriction on capital expenditures is tested on an annual basis.

        At December 31, 2004, the Company did not satisfy its cash cover financial covenant and it anticipates that it will not satisfy certain of its financial covenants at March 31, 2005 and June 30, 2005. The Company has obtained waivers from its bank lenders with respect to these covenants at these dates.

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

  Roll-forward of U.S. $125 million credit facility

        The changes in the carrying amount of the U.S. $125 million credit facility from its issuance through December 31, 2004 are as follows:

		Repayments				Balance at December 31, 2004
	Original Amount	2001	2002	2003	2004	Total outstanding	Short-term Portion	Long-term Portion
	(In millions of U.S. dollars)
Genesys S.A. portion	$40.0	(2.0)	(5.0)	(0.5)	(5.9)	$26.6	$4.4	$22.2
Vialog portion	85.0	—	—	(0.5)	(11.0)	73.5	7.6	65.9

Total	$125.0	(2.0)	(5.0)	(1.0)	(16.9)	$100.1	$12.0	$88.1

        The weighted average interest rate on the U.S. $125 million credit facility outstanding at December 31, 2002, 2003 and 2004 was 4.7%, 4.0% and 5.2%, respectively.

  3% Convertible Bonds due 2004

        On August 6, 1999, the Company issued 1,524,390 3% convertible bonds, each with a principal amount of €18.37, for €16.40 each. Each bond was originally convertible into one share of common stock, and unless converted, was originally due September 1, 2004. The bonds are callable at the Company's option. The original issuance discount of €3,003 is being amortized as additional interest expense over the life of the bonds. 851,056 and 197,011 bonds were converted into shares of common stock during the year 2000 and 2001, respectively. As a result, 476,323 bonds were not converted at December 31, 2002 and 2003.

        On May 26, 2003, at the request of the Company and as part of the financial restructuring plan, the bondholders approved the rescheduling of 50% of the principal repayment (all of which was previously due September 1, 2004). The Company repaid 50% of the principal of these bonds totaling €6.4 million on September 1, 2004, and is required to repay the remaining 50% of the outstanding principal on October 31, 2005. As a result of the modification of the terms of the bonds, they may no longer be converted into the Company's ordinary shares.

        In February 2004, the Company repurchased 125,330 convertible bonds (with a principal amount of €2.3 million) for an amount of €2.2 million, and as a result, 350,993 bonds were outstanding at December 31, 2004, with an aggregate principal amount of €3.2 million.

Other Long-Term Debt

        The Company was granted an interest free loan for €406 by ANVAR (an agency of the French government) for a research program for the development of videoconferencing services. The loan became due as the Company stopped the program after the acquisition of VideoWeb Ltd. in Europe and CAC in the United States in 1999. The outstanding amount due for this loan at December 31, 2001 (€132) was repaid in 2002. During 2001, the Company was granted an additional interest free loan for €120 by ANVAR that relates to web conferencing and will be repaid by the end of 2006.

Note 10.    Fair value of financial instruments

        At December 31, 2002, 2003 and 2004, the carrying values of current financial instruments such as cash, restricted cash, accounts receivable and payable, other receivables, accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments. At December 31, 2002, 2003 and 2004, the fair values and carrying values of the long-term portion of long-term debt obligations including capital leases were:

	2002		2003		2004
	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value
Long-term debt (including convertible bonds)	€114,565	€120,314	€82,459	€82,921	€64,773	€64,773
Convertible bonds	€2,739	€8,441	€3,813	€4,275	—	—

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

        The following table shows the number of each type of the convertible notes that was converted or forfeited (following the departure of the options holders from the Company) from their issuance through December 31, 2004. As shown in this table, at December 31, 2004, 65,067 notes convertible into shares, 43,359 notes convertible into replacement options and 30,700 notes convertible into special options were outstanding.

	Notes convertible into replacement options	Notes convertible into special options	Notes directly convertible into shares of the Company	Total
Remaining convertible notes at Jan. 1, 2002	145,105	30,700	250,687	426,492
Converted notes	—	—	(113,340)	(113,340)
Forfeited notes	(46,497)	—	—	(46,497)

Remaining convertible notes at Dec. 31, 2002	98,608	30,700	137,347	266,655

Converted notes	—	—	(72,280)	(72,280)
Forfeited notes	(53,975)	—	—	(53,975)

Remaining convertible notes at Dec. 31, 2003	44,633	30,700	65,067	140,400

Forfeited notes	(1,274)	—	—	(1,274)

Remaining convertible notes at Dec. 31, 2004	43,359	30,700	65,067	139,126

Vialog acquisition

        To acquire Vialog Corporation, the Company issued 3,446,969 shares to Vialog's shareholders on April 25, 2001, in exchange for the 10,284,854 shares of Vialog common stock outstanding at the date of the merger. Vialog shareholders received Genesys American Depositary Shares (ADS's), which represent one-half of one ordinary share of the Company. The ADS's of the Company began trading on the Nasdaq Stock Market on April 26, 2001 (symbol: GNSY).

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

        In 2003 and 2004, no stock options of Genesys Conferencing, Inc. were exercised.

  Stock Options of Genesys S.A.

        On January 7, 2002, 7,098 stock options of Genesys S.A. were exercised. As a result, ordinary shares and additional paid-in-capital increased by €35 and €35, respectively.

        On December 12, 2003, 10,599 stock options of Genesys S.A. were exercised. As a result, ordinary shares and additional paid-in-capital increased by €11 and €35, respectively.

  Public offerings

        In August 2003, we raised €6,193 in cash, inclusive of the issuance premium, in an equity rights offering, with preferential subscription rights, as a condition to the financial restructuring. The Company issued 2,814,944 new ordinary shares, which were subsequently listed on the Nouveau Marché of Euronext Paris (now Eurolist by Euronext) starting August 6, 2003. The Company agreed to use the proceeds of the rights offering, which were deposited in an escrow account, to repay the principal of, or repurchase, our 3% convertible bonds due 2004 and 2005.

        To permit the rights offering described above, the Company's shareholders approved a reduction in the nominal value of its ordinary shares from €5 per share to €1 per share at its June 5, 2003, shareholders meeting. Under French law, the Company would not have been permitted to offer shares in the rights offering at a price that was less than the nominal value of those shares.

  Other movements

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

        The Company must allocate 5% of its statutory net profit for each year to its legal reserve account before dividends may be paid with respect to that year. Such allocation must be made until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of the Company's French subsidiaries on a statutory basis. At December 31, 2004, the Company's legal reserve was €146. The legal reserve may be distributed to shareholders only upon liquidation of the Company.

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

  Stock option repricing (1998, 1999, 2000, 2001 and 2003 plans)

        On September 18, 2003, the Board of Directors approved the repricing of granted stock options to comply with the French Company Act after the completion of the rights offering in August 2003. The exercise prices of outstanding stock options were immediately decreased by 7.44% to offset the dilution effect for option holders due to the rights offering with preferential rights for existing shareholders. As a modification of the exercise price of outstanding stock options occurred, the Company accounts for these stock options under the variable accounting method in accordance with Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," issued by the Financial Accounting Standards Board in March 2000, starting on September 18, 2003. The corresponding compensation expense, classified in general and administrative expenses, amounted to €160 for the year ended December 31, 2003, and has been offset by a compensation credit of €160 for the year ended December 31, 2004 as a result of the decrease of the Company's quoted share price.

        Stock option activity under the 1998, 1999, 2000, 2001 and 2003 plans was as follows:

	Shares available for grant	Options outstanding	Weighted- average exercise price
Balance as of January 1, 2002	182,334	1,560,960	23.32

Granted	(161,000)	161,000	13.98
Exercised	—	(7,098)	9.99
Forfeited	102,750	(110,820)	28.67
Cancelled	1,041,511	(1,041,511)	21.64

Balance as of December 31, 2002	1,165,595	562,531	22.47

Authorized	1,000,000	—	—
Granted	(2,076,801)	2,076,801	4.45
Exercised	—	(10,599)	4.33
Forfeited	98,000	(105,500)	17.91

Balance as of December 31, 2003	186,794	2,523,233	7.43

Granted	(117,290)	117,290	3.65
Forfeited	39,901	(126,171)	11.14

Balance as of December 31, 2004	109,405	2,514,352	7.06

        The following table summarizes the status of stock options outstanding exercisable at December 31, 2004:

	Options outstanding
Range of exercise price	Number outstanding	Weighted-average remaining contractual life (in years)	Number exercisable	Weighted- average exercise price
€3.65 – €5.54	2,070,741	6.7	605,177	4.22
€9.17 – €12.00	65,699	2.6	58,949	9.82
€13.24 – €14.68	213,054	3.5	198,234	14.19
€20.45 – €23.16	101,858	4.4	71,300	22.45
€46.67 – €49.49	63,000	3.4	63,000	48.66

	2,514,352	6.1	996,660	7.06

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

        Stock option activity under the 1996 and 1999 Vialog Stock Plans was as follows:

	Number of options available for grant	Number of outstanding Vialog stock options	Equivalent number of Genesys ordinary shares	Equivalent weighted- average exercise price of Genesys ordinary share
Balance as of January 1, 2002	960,065	2,045,846	685,665	20.65
Exercised	—	(55,000)	(18,433)	11.21
Cancelled	1,202,556	(1,202,556)	(403,037)	19.45

Balance as of December 31, 2002	2,162,621	788,290	264,195	17.06

Forfeited	238,070	(238,070)	(79,789)	24.58

Balance as of December 31, 2003	2,400,691	550,220	184,406	13.80

Forfeited	18,060	(18,060)	(6,053)	8.42

Balance as of December 31, 2004	2,418,751	532,160	178,353	12.95

        The following table summarizes the status of stock options outstanding and exercisable at December 31, 2004:

	Options outstanding
Range of equivalent exercise price	Equivalent outstanding number of Genesys ordinary shares	Weighted-average remaining contractual life (in years)	Equivalent exercisable number of Genesys ordinary shares	Equivalent weighted- average exercise price of Genesys ordinary shares
€4.38 – €10.14	82,762	3.1	82,762	8.14
€10.95 – €15.33	41,998	3.7	41,998	12.06
€17.52	8,545	3.1	8,545	17.53
€21.91 – €23.00	45,048	4.6	45,048	22.87

	178,353	3.6	178,353	12.95

Note 13.    Other long-term liabilities

        Other long-term liabilities consists of the following:

	December 31,
	2002	2003	2004
Accrued restructuring expenses as follows:
United States, 2002-03 plans, consolidation of call centers	€3,583	€1,770	€610
United States, 1998-99 plans, consolidation of call centers	1,353	892	796
Germany, 2002 plan, closing of Rödermark call center	448	329	211
Montpellier, 2004 plan, consolidation of senior management and administrative and finance department to Reston, Virginia	—	—	450

Subtotal—accrued restructuring expenses	5,384	2,991	2,067
Accrued severance and related litigation	1,409	805	336
Tax audit accruals (Genesys Conferencing France)	—	140	244
Fair value of interest-rate swap	1,839	781	—
Deferred rent	217	163	11
Others	79	33	53

Total other long-term liabilities	8,928	4,913	2,711
Less current portion	(2,284)	(1,740)	(1,467)

Other long-term liabilities, less current portion	€6,644	€3,173	€1,244

Restructuring charge

        Restructuring charges disclosed on the consolidated statements of operations consist of the following:

	December 31,
	2002	2003	2004
United States, 2002-03 plans, consolidation of call centers	€3,738	€466	€932
Consolidation of senior management and administrative and finance department to Reston, Virginia	—	—	1,116
Separation costs and severance	—	568	194
Germany, 2002 plan, closing of Rödermark call center	598	—	—
Others	—	81	—

Total Restructuring charge	€4,336	€1,115	€2,242

  Consolidation of senior management and finance, legal and administrative departments

        In August 2004, the Company announced the completion of the consolidation of senior management and finance, legal and administrative departments to Reston, Virginia. These departments were previously located in Montpellier, France and, to a lesser extent, in Denver, Colorado. The €1.1 million charge recorded in 2004 relates to severance and other personnel-related expenses.

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

	On February 6, 2002				On November 14, 2002
Date of announcement:								Total costs accrued
	Bedford	Denver	Montgomery	Sub total	Denver	Honolulu	Sub total
Write-offs of property, plant and equipment	€218	€2,099	€1,059	€3,376	—	€199	€199	€3,575
Future lease payments under non cancelable operating leases.	912	1,185	1,092	3,189	€(1,562)	968	(594)	2,595
Employee severance and related expenses	117	327	411	855	—	437	437	1,292
Other related expenses	25	60	105	190	—	25	25	215

Total	€1,272	€3,671	€2,667	€7,610	€(1,562)	€1,629	€67	€7,677

        Of the €7.7 million accrued restructuring costs, €3.8 million was recorded as a non-recurring restructuring charge and €3.9 million was recorded as an increase to goodwill arising from the acquisition of Vialog. Other costs relating to the consolidation of call centers were recorded as expenses as incurred during the year ended December 31, 2002, in accordance with generally accepted accounting principles. These costs include retention bonuses of €339 and duplicative costs in closing the affected call centers of €750.

        On March 20, 2002, the Company's Bedford, Massachusetts call center was closed and all traffic formerly generated in Bedford was re-routed to the Company's Reston, Virginia call center.

        On June 30, 2002, the Company's Denver, Colorado call center was closed and all traffic formerly generated in Denver was re-routed to the Company's other call centers.

        In early October 2002, the Company's Montgomery, Alabama call center was closed and all traffic formerly generated in Montgomery was re-routed to the Company's other call centers.

        On December 31, 2002, the Company's Honolulu, Hawaii call center was closed and all traffic formerly generated in Honolulu was re-routed to the Company's other call centers.

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

        The changes in the carrying value of accrued restructuring expenses associated with the 2002 consolidation plans from January 1, 2002 through December 31, 2002 are as follows:

	Balance at Jan. 1, 2002	Currency translation adjustment	Additions to the accrued restructuring costs	Expenses incurred	Balance at Dec. 31, 2002
Future lease payments under non cancelable operating leases	—	€(35)	2,595	(165)	€2,395
Write-offs of leasehold improvements, equipment and other tangible assets	—	(332)	3,575	(2,479)	764
Employee severance and related expenses	—	(100)	1,292	(837)	355
Others	—	(22)	215	(124)	69

Total	—	€(489)	7,677	(3,605)	€3,583

        The changes in the carrying value of accrued restructuring expenses associated with the 2002 and 2003 consolidation plans from December 31, 2002 through December 31, 2003 are as follows:

	Balance at Dec. 31, 2002	Currency translation adjustment	Additions to the accrued restructuring costs	Expenses incurred	Balance at Dec. 31, 2003
Future lease payments under non cancelable operating leases	€2,395	(335)	—	(687)	€1,373
Write-offs of leasehold improvements, equipment and other tangible assets	764	(56)	—	(708)	—
Employee severance and related expenses	355	(72)	444	(350)	377
Others	69	(7)	22	(64)	20

Total	€3,583	(470)	466	(1,809)	€1,770

        The changes in the carrying value of accrued restructuring expenses associated with the 2002 and 2003 consolidation plans from December 31, 2003 through December 31, 2004 are as follows:

	Balance at Dec. 31, 2003	Currency translation adjustment	Additions to the accrued restructuring costs	Expenses incurred	Balance at Dec. 31, 2004
Future lease payments under non cancelable operating leases	€1,373	(35)	406	(1,152)	€592
Employee severance and related expenses	377	5	18	(382)	18
Others	20	—	—	(20)	—

Total	€1,770	(30)	424	(1,554)	€610

  Consolidation of North America call centers in 1998-99

        Following a detailed review of accrued restructuring expenses relating to consolidation of call centers performed by Vialog Corporation (merged with Genesys Conferencing Inc on January 1, 2002) in 1998-99, an additional future rental charge of €1,144 representing an updated estimate of unrecoverable future payment under non-cancelable operating leases was recorded in 2002. Consequently, goodwill from the Vialog acquisition increased by €1,144.

  Closing of the Frankfurt, Germany call center

        To provide higher levels of customer service and improve operating efficiencies, the Company's Roedermark, Germany call center was closed in October of 2002 and all traffic formerly generated in Frankfurt has been re-routed to the Company's other European call center, located in the United Kingdom.

Note 14.    Income taxes

        The components of the income tax benefit are as follows:

	Years ended December 31,
	2002	2003	2004
Current:	€3,307	€2,530	€2,507
—Domestic	35	47	118
—Foreign	3,289	2,483	2,389
Deferred:	(8,367)	(11,372)	(9,190)
—Domestic	(2)	(548)	400
—Foreign	(8,365)	(10,824)	(9,590)

Income tax benefit	€(5,043)	€(8,842)	€(6,683)

        The provision for income taxes differs from the computed "expected" income tax benefit using the French statutory tax rate of 35%, 34% and 34% in 2002, 2003 and 2004, respectively, for the following reasons:

	Years ended December 31,
	2002	2003	2004
Loss before taxes	€(118,809)	€(20,195)	€(78,368)
French statutory tax rate	35.43%	34.33%	34.33%
Income tax benefit at statutory rate	€(42,094)	€(6,933)	€(26,903)
Increase (reduction) in taxes resulting from:
Foreign income tax rates different from the French statutory tax rate	(376)	4	(1,007)
Amortization of non-deductible other intangibles	4,140	3,107	25
Non deductible impairment on goodwill and identifiable intangible assets	28,964	1,078	18,333
Valuation allowance on deferred tax assets	4,124	(5,954)	2,795
Other permanent differences	—	(128)	74
Others	199	(16)	—

Income tax benefit	€(5,043)	€(8,842)	€(6,683)

        The consolidated net deferred tax asset consists of the following:

	December 31,
	2002	2003	2004
Total deferred tax liability associated with intangible assets	€(23,763)	€(13,647)	€(4,385)
Net operating losses carried forward:
France	11,127	39,108	41,917
United States	39,848	26,448	27,760
Canada	5,901	4,262	689
Singapore	238	108	184
Japan	—	—	143
Italy	226	293	245
Hong Kong	61	70	71
China	—	—	8
Germany	416	—	—
Australia	133	134	—
Malaysia	—	10	—

Total	57,950	70,433	71,017
Others	385	—	—

Total deferred tax assets	58,335	70,433	71,017

Valuation allowance	(57,974)	(69,593)	(70,569)

Total deferred tax assets, net	361	840	448

Deferred taxes, net	€(23,402)	€(12,807)	€(3,937)

        The use of a portion of the net operating losses carried forward of United States and Canada could be limited because of the ownership change that occurred upon acquisition of Vialog in April 2001, Astound in March 2001 and, to a lesser extent, Eureka and Telechoice Deutschland and Eureka Global Teleconferencing Service in Germany in September 2000. The use of a portion of the net operating losses carried forward could also be limited due to the conclusions of in-progress or future tax audits in some countries.

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

        The breakdown per expiration date of net operating losses carried forward is as follows:

2007	€1,769
2008	529
2013-2024 (United States)	79,314
No expiration date (mainly France)	124,272

Total	€205,882

Note 15.    Commitments and contingencies

  Lease contracts

        The Company leases its facilities under long-term operating lease agreements expiring on various dates through December 2011. The Company also leases equipment (mainly teleconferencing bridges) under long-term operating leases expiring on various dates through December 2006. The rent expenses for long-term operating leases amounted to €10,198, €8,066 and € 7,277 in 2002, 2003 and 2004, respectively.

        As of December 31, 2004, aggregate minimum lease payments under non-cancelable operating leases and commitments were as follows:

2005	€5,618
2006	3,701
2007	1,366
2008	949
2009	821
Thereafter	1,075

Total	€13,530

        The Company also leases equipment and cars under capital leases, which expire at various dates through 2007.

        The amounts of future minimum lease payments under capital leases are as follows:

2005	€272
2006	33
2007	22
Thereafter	—

327
Less imputed interest	(80)

Present value of future minimum lease payments	247
Less current portion	(187)

Long-term portion	€60

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

        The interest-rate swap agreement is designated as a cash flow hedge under SFAS 133 and has a term equal to specific debt obligation. This agreement involves the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. The related amount payable to or receivable from third parties is included in other liabilities or assets. The amount of the interest rate swap's ineffectiveness is not material. As such, fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are recognized as comprehensive income or loss. The interest-rate swap agreement expired on April 30, 2004. The Company has no interest rate swap agreements outstanding at December 31, 2004.

        The fair value of the June 2001 swap agreement and changes in the fair value as a result of changes in market interest rates are recognized as comprehensive income or loss. As a result, accumulated other comprehensive loss for this interest rate swap agreement included €781 and €1,839 at December 31, 2003 and 2002, respectively.

        On December 11, 2003, the Company entered into a new financial instrument named CAP 6 months 3.00% Knock Out (KO) 5.00% (Knock-Out CAP) to hedge its exposure on its outstanding debt denominated in U.S. dollars for the period between May 1, 2004 and October 30, 2008. This new financial instrument replaced the interest rate swap financial instrument that expired on April 30, 2004. The Company paid U.S. $354 for the full period. No other amount will be paid thereafter for this financial instrument because one single payment only is required at the date of the signature.

        The fair value adjustment of the Knock-Out CAP as a result of changes in market interest rates are recognized as other financial income (expenses), as the Company is not able to apply the hedge accounting treatment prescribed under SFAS 133. The fair value of the Knock-Out CAP, classified as "other assets" on the consolidated balance sheets, amounted to an asset of U.S. $369 (€271) at December 31, 2004.

  Tax risk

        The Company's U.S. subsidiary Genesys Conferencing, Inc (GCI) assesses, collects and pays federal, state and local taxes where it can determine the taxable transport or transmission service, the jurisdiction in which a tax would apply and where it has the ability to assess the tax. As of December 31, 2002, 2003 and 2004, GCI had established a reserve of approximately U.S. $1,100 (equivalent to €1,048), U.S. $986 (equivalent to €781) and U.S. $136 (equivalent to €100), respectively, for federal, state and local taxes, which it believes is sufficient to cover any taxes that GCI may have been required to assess through December 31, 2004, but did not, in the event they become due.

  Commitments

        The U.S. $125 million credit facility agreement signed on April 20, 2001 with BNP Paribas, CIBC World Markets and Fortis Bank is secured by the following:

  —
  Stock pledge of shares of Genesys Conferencing Ltd (England), Genesys Conferencing AB (Sweden), Genesys Conferencing Inc;

  —
  Security over some assets such as accounts receivable (U.S. $7,344, equivalent to €5,392) of Genesys Conferencing Inc, including assets previously held by Vialog before the merger with Genesys Conferencing Inc on January 1, 2002.

        The Company also entered into other collateral security agreements in favor of banks amounting to €1,418 and other security agreements with leasing companies amounting to €230.

  Demand litigation

        Genesys S.A. and Genesys Conferencing France S.A.S. have been sued before the Commercial Court of Creteil (France) by Demand S.A. The litigation arose from a commercial dispute regarding the early termination of a Rich Media sales contract that was the subject of a prior settlement agreement. After consultation with outside legal counsel, the Company believes that the claims that have been made against it and its subsidiary are unfounded and improper. The Company has contested each of these claims and counterclaimed for damages and legal fees.

  Shareholders agreement of Genesys Teleconferencia Iberia SA

        In 1999, the Company entered into a shareholders agreement with the other shareholders of Genesys Teleconferencia Iberia SA, a Spanish joint venture in which the Company currently holds a 20% minority interest. Two other partners, Grupo Multitel SA (formerly Multitel Cable, SA) and Almagro Asesoramiento e Inversiones SA, hold 60% and 20% of the equity of the joint venture, respectively. These partners claim that the Company is required to purchase their equity interests under the terms of put options in the shareholders agreement and have claimed that the put option price should be approximately €5.3 million.

        The Company has taken the position that the put options that its partners claim to have exercised under the shareholders agreement are not valid and that, even if they are valid, the valuation methodology used is not valid. In accordance with the shareholders agreement, the Company has commenced arbitration proceedings against its partners regarding the validity of the put options. Even if the put options were found to be valid, the Company believes that the purchase price for its partners' equity interests should be significantly lower than the amount claimed by its partners. If the put options were found to be valid, the purchase price would be payable, at the Company's option, in cash or in shares of the Company.

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

        In the United States, the Company sponsored two defined contribution plans that qualify under section 401(k) of the Internal Revenue Code (GCI Plan and Vialog Plan). During 2002, 2003 and 2004, the Company made contributions of approximately U.S. $417 (equivalent to €441) and U.S. $251 (equivalent to €221) and U.S. $366 (equivalent to €294) respectively, to these plans. Employees who are not former Vialog employees are eligible to enroll in the GCI Plan and may contribute up to 20% of their eligible wages into this Plan, so long as the total contributions do not exceed dollar limits established under IRS regulations. The Company matches 20% of the employee contributions under the GCI Plan. Former Vialog employees participate in the Vialog Plan and may contribute up to 15% of pre-tax annual compensation, as defined in this separate Plan, so long as the total contributions do not exceed dollar limits established under IRS regulations. The Company, under the Vialog Plan, matches 50% of the participant's contribution up to a maximum of 6% of the participant's compensation.

        Effective beginning January 1, 2003, the Vialog Plan was terminated and former Vialog employees who participated in the Vialog Plan were merged into and became participants in the GCI Plan. Effective February 1, 2004 all employees in the United States were in the same Genesys Plan with a Company match of 50% of the participant's contribution, up to a maximum of 6% of the participant's compensation. Total contributions cannot exceed dollar limits established under IRS regulations, which is currently set at U.S.$13 annually.

        In England, the Company has defined contribution plans whose assets are held separately from those of the Company. Costs recognized for these plans were €293, €260 and €228 in 2002, 2003 and 2004, respectively.

        French law also requires payment of a lump sum retirement indemnity to all employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. There is no formal plan and no funding of the obligation is required. The Company's obligation is not material to its financial condition, liquidity or results of operations as of December 31, 2002, 2003 and 2004 or for the years ended December 31, 2002, 2003 and 2004.

Note 17.    Revenues

        Revenues consist of the following:

	Years ended December 31,
	2002	2003	2004
Services:
Genesys Meeting Center	€109,857	€108,272	€104,595
Genesys Event Service	80,238	44,579	29,582
Genesys Video Center (formerly Video Conferencing)	8,973	6,304	4,585
Equipment for conferencing	1,595	345	276

Total	€200,663	€159,500	€139,038

Note 18.    Segment and geographic information

        The Company and its subsidiaries currently operate in four reportable segments: North America, Europe, Asia-Pacific, and the Global Video Division. The Company makes key decisions and evaluates performance of the Company based on these segments. Transfers between segments are accounted for at amounts that are generally above cost and consistent with the rules and regulations of governing tax authorities. Such transfers are eliminated in the consolidated financial statements. Corporate items include non-operating overhead and research and development expenditures. Corporate assets mainly include research and development telecommunications equipment.

        The Company believes that EBITDA is a meaningful measure of operating performance and use it for purposes of managing its business and evaluating its financial health. The Company defines EBITDA as earnings (loss) before interest, income taxes, depreciation, amortization charges and impairment of goodwill and other intangibles. Its depreciation charges are divided among the line items cost of revenue, research and development, selling and marketing and general and administrative expenses, based on the use of the assets being amortized. EBITDA is not a measurement of operating performance calculated in accordance with accounting principles generally accepted in the United States, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other statement of operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States, or as a measure of profitability or liquidity. EBITDA may not be indicative of our historical operating results; nor is it meant to be predictive of potential results. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained in this annual report may not be comparable to similarly named measures of other companies.

        The following is a summary of operations by segment for the years ended December 31, 2002, 2003 and 2004:

	North America	Europe	Asia- Pacific	Global Video	Corporate	Inter- segment	Total
2002
Revenues
Customers	€126,977	€58,233	€6,480	€8,973	—	—	€200,663
Intercompany	950	2,050	33	—	—	€(3,033)	—
Gross profit	63,823	43,562	3,636	2,199	—	—	113,220
EBITDA (see below)	12,808	21,593	663	10	€(21,667)	—	13,407
Operating loss	(103,520)	15,904	(232)	(1,131)	(20,835)	—	(109,814)
Net interest (expense) income	(6,666)	389	(101)	—	(2,609)	—	(8,987)
Equity in loss of affiliated company	—	(8)	—	—	—	—	(8)
Income (loss) before tax	(110,186)	16,285	(333)	(1,131)	(23,444)	—	(118,809)
Income tax (expense) credit	8,484	(3,460)	47	—	(28)	—	5,043
Total assets	176,457	55,750	3,417	—	14,109	—	249,733
Depreciation	10,056	2,801	462	1,141	1,268	—	15,728
Amortization of intangibles	13,294	594	—	—	—	—	13,888
Impairment of goodwill and intangibles	93,164	—	450	—	—	—	93,613
Additions to property and equipment	1,985	1,110	742	—	2,948	—	6,785

2003
Revenues
Customers	€90,181	€55,177	€7,698	€6,444	—	—	€159,500
Intercompany	312	75	11	522		€(920)	—
Gross profit	52,335	44,023	4,752	1,247		—	102,357
EBITDA (see below)	22,096	21,776	1,197	2,025	(14,291)	—	32,803
Operating income (loss)	(20,055)	18,708	739	1,247	(16,355)	—	(15,716)
Net interest (expense) income	(870)	(681)	120	—	(3,070)	—	(4,501)
Equity in income of affiliated company	—	22	—	—	—	—	22
Income (loss) before tax	(20,925)	18,049	859	1,247	(19,425)	—	(20,195)
Income tax (expense) credit	10,824	(1,914)	(30)	—	(38)	—	8,842
Total assets	117,586	67,241	4,777	—	24,233	—	213,837
Depreciation	5,276	2,271	458	778	2,062	—	10,845
Amortization of intangibles	8,822	773	—	—	—	—	9,595
Impairment of goodwill and intangibles	28,057	—	—	—	—	—	28,057
Additions to property and equipment	6,014	1,638	706	—	1,101	—	9,459
2004
Revenues
Customers	€69,698	€54,954	€9,798	€4,588	—	—	€139,038
Intercompany	145	239	1	710	—	€(1,095)	—
Gross profit	35,869	42,913	6,208	952	—	—	85,942
EBITDA (see below)	8,156	24,618	1,512	1,445	(16,424)	—	19,307
Operating income (loss)	(76,587)	21,483	1,041	952	(18,334)	—	(71,445)
Net interest (expense) income	(2,114)	(13)	85	—	(4,952)	—	(6,994)
Equity in income of affiliated company	—	71	—	—	—	—	71
Income (loss) before tax	(78,701)	21,541	1,126	952	(23,286)	—	(78,368)
Income tax (expense) credit	9,151	(2,549)	(49)	—	130	—	6,683
Total assets	30,860	59,235	5,443	—	10,574	—	106,112
Depreciation	4,743	2,281	493	470	1,911	—	9,898
Amortization of intangibles	4,599	783	—	—	—	—	5,382
Impairment of goodwill and intangibles	75,401	—	—	—	—	—	75,401
Additions to property and equipment (*)	2,794	1,751	570	—	934	—	6,049

(*)
Compared to the amount of €3,894k disclosed on the line "acquisition of furniture and equipment" on the statements of cash flows, the amount of €6,049 disclosed on the line "additions to property and equipment" includes as follows:

–
Equipment acquired under capital lease for €344;

–
Equipment prepaid in 2003 but only installed in 2004 for €1,811.

  EBITDA calculation

        Management believes that the most directly comparable GAAP measure to EBITDA is net income (loss).

        The following table reconciles EBITDA to net loss for the periods presented.

	2002	2003	2004
Net loss	€(113,766)	€(11,353)	€(71,685)
Income tax credit	(5,043)	(8,842)	(6,683)
Financial expense, net	8,987	4,501	6,994
Depreciation	15,728	10,845	9,898
Amortization of intangibles	13,888	9,595	5,382
Impairment of goodwill and intangibles	93,613	28,057	75,401

EBITDA	€13,407	€32,803	€19,307

  Geographic area information:

	United States	England	France	Nordic	Australia	Other foreign countries	Total
2002
Revenue	€130,986	€30,219	€13,409	€9,083	€4,575	€12,391	€200,663
Property and equipment, net	16,747	2,738	9,078	1,066	859	1,746	32,234
2003
Revenue	€92,851	€25,022	€12,749	€9,957	€5,083	€13,838	€159,500
Property and equipment, net	12,813	7,870	2,150	915	865	2,671	27,284
2004
Revenue	€71,565	€22,303	€13,614	€9,630	€6,387	€15,539	€139,038
Property and equipment, net	9,860	2,043	1,281	471	816	7,895	22,366

Note 19.    Subsequent events

        On February 11, 2005 and March 18, 2005, the Company released updated information regarding the shareholders' agreement of its subsidiary Genesys Teleconferencia Iberia SA ("Genesys Iberia"). This update is detailed in Note 15—Commitments and contingencies.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GENESYS S.A.
By	/s/ FRANÇOIS LEGROS Name: François Legros Title: Chairman and Chief Executive Officer Date: May 2, 2005

Exhibit Index

        Documents filed as exhibits to this annual report:

1.1	Bylaws (statuts) of Genesys (English translation) (as adopted by the General Meeting on June 28, 2002) (incorporated herein by reference to Exhibit 1.1 of our annual report on Form 20-F for the year ended December 31, 2002 as filed with the SEC on May 15, 2003).
2.1	Form of Deposit Agreement (incorporated herein by reference to Exhibit A to the Registration Statement on Form F-6 relating to our American Depositary Shares).
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
4.4
Excerpt from the Minutes of Genesys' Compensation Committee, dated June 5, 2003, relating to the termination payments to be made to Mr. François Legros in the event of his termination or resignation (incorporated herein by reference to Exhibit 4.4 of our annual report on Form 20-F for the year ended December 31, 2003 as filed with the SEC on April 28, 2004).
4.5	Amendment to our U.S. $125 million Credit Facility dated August 6, 2004.
8.1	For a list of our significant subsidiaries, see Item 4 "Information on the Company—Organizational Structure."
11.1
Financial code of ethics, required by Item 16B (incorporated herein by reference to Exhibit 11.1 of our annual report on Form 20-F for the year ended December 31, 2003 as filed with the SEC on April 28, 2004).
12.1	Certifications by François Legros, Chairman and Chief Executive Officer, and Michael E. Savage, Chief Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications by François Legros, Chairman and Chief Executive Officer, and Michael E. Savage, Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.
99.1
Summary of NASDAQ Corporate Governance Exemptions (incorporated herein by reference to Exhibit 99.1 of our annual report on Form 20-F for the year ended December 31, 2003 as filed with the SEC on April 28, 2004).
99.2	Report of the Chairman of the Board of Directors for 2004 as required by Art. 117 of the French Financial Security Law (Loi de Sécurité Financière) (English Translation).
99.3	Codes of Business Conduct and Ethics (required by Nasdaq Marketplace Rule 4350(n)).