Form 20-F/A
period 2004-12-31
GENESYS SA
filed 2005-05-18
CIK 1125276

As filed with the Securities and Exchange Commission on May 18, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 1)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 or
|x|	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004

or

TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number: 001-16451

Genesys S.A.

(Exact name of Registrant as specified in its charter)

N/A (Translation of Registrant’s name into English)	L’Acropole, 954-980 Avenue Jean Mermoz 34000 Montpellier France	Republic of France (Jurisdiction of incorporation or organization)
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class:	Name of each exchange on which registered:
Ordinary shares, nominal value €1 per share*	Nasdaq National Market
American Depositary Shares, each representing one half of one ordinary share, nominal value €1 per share	Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2004):

Ordinary shares, nominal value €1 per share: 18,307,756

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes |x| No ?

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17   Item 18 |x|

*	Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Explanatory Note

Genesys S.A. is filing this amendment to its annual report on Form 20-F for the fiscal year ended December 31, 2004 in order to include an amended Exhibit 99.1 describing the exemptions it has received from certain corporate governance requirements of the rules of the Nasdaq National Market. Exhibit 99.1 previously included the same information through incorporation by reference to Genesys' annual report on Form 20-F for the year ended December 31, 2003, as permitted by the rules of the Securities and Exchange Commission. This amendment is being filed to include Exhibit 99.1 directly in response to a request from Nasdaq.

Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend or update the information in any other Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed on May 2, 2005.

Item 19.	Exhibits

Documents filed as exhibits to this amended annual report:

12.1	Certifications by François Legros, Chairman and Chief Executive Officer, and Michael E. Savage, Chief Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
99.1	Summary of Nasdaq Corporate Governance Exemptions.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GENESYS S.A.

By /s/ FRANÇOIS LEGROS

Name:	François Legros
Title:	Chairman and Chief Executive Officer
Date:	May 18, 2005