Form 20-F
period 2005-12-31
GENESYS SA
filed 2006-05-18
CIK 1125276

As filed with the Securities and Exchange Commission on May 18, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission File Number: 001-16451

Genesys S.A.

(Exact name of Registrant as specified in its charter)

N/A	L’Acropole, 954-980 Avenue Jean Mermoz 34000 Montpellier France	Republic of France
(Translation of Registrant’s name into English)	(Address of principal executive offices)	(Jurisdiction of incorporation or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class:	Name of each exchange on which registered:
Ordinary shares, nominal value €1 per share*	Nasdaq National Market
American Depositary Shares, each representing one half of one ordinary share, nominal value €1 per share	Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2005):

Ordinary shares, nominal value €1 per share:  69,798,286

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:  Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐            Accelerated filer ☐              Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐               Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

*                      Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

PRESENTATION OF FINANCIAL INFORMATION

The financial information in this annual report is presented in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). In France, which is the principal trading market for our shares, we communicated our results of operations for prior reporting periods in accordance with French Generally Accepted Accounting Principles. For the year ended December 31, 2005, we will communicate our results in France in accordance with International Financial Reporting Standards (IFRS). As a result, the financial information in this annual report is different from the financial information that we have communicated in France, often in significant respects. We submit English versions of our material French public communications to the Securities and Exchange Commission on Form 6-K, but those submissions are not incorporated by reference in this annual report (except for certain submissions containing exhibits).

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

For your convenience, we have translated the 2005 euro amounts into U.S. dollars, using the rate of $1.00 = €0.8445, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 30, 2005. This does not mean that we actually converted such amounts into U.S. dollars. Unless otherwise indicated, U.S. dollar amounts in this annual report are translated using the December 30, 2005 Noon Buying Rate.

	As of and for the year ended December 31,
	2001	2002	2003	2004	2005	2005
	(restated)*	(restated)*	(restated)*	(restated)*
	(in thousands, except share data)
Consolidated statement of operations data:
Revenue:
Services	€177,120	€199,068	€159,155	€138,762	€141,850	$167,969
Products	1,831	1,595	345	276	79	94
Total revenues	178,951	200,663	159,500	139,038	141,929	168,063
Cost of revenue:
Services	74,774	86,193	56,936	53,013	49,927	59,120
Products	1,402	1,250	207	83	70	83
Total cost of revenues	76,176	87,443	57,143	53,096	49,997	59,203
Gross profit	102,775	113,220	102,357	85,942	91,932	108,860
Operating expenses:
Research and development	5,366	4,734	4,183	3,750	3,219	3,812
Selling and marketing	42,718	49,976	37,394	35,839	40,559	48,027
General and administrative	53,920	56,487	37,729	34,773	32,454	38,430
Restructuring charge	—	4,336	1,115	2,242	256	303
Amortization and impairment of goodwill and other intangibles	85,295 (1)	89,420 (2)	37,652 (3)	80,783 (4)	3,580	4,239
Total operating expenses	187,299	204,953	118,073	157,387	80,068	94,811
Operating income (loss)	(84,524)	(91,733)	(15,716)	(71,445)	11,864	14,049
Financial expense, net	(6,722)	(8,987)	(4,501)	(6,994)	(8,326)	(9,859)
Equity in income (loss) of affiliated company	(55)	(8)	22	71	68	80
Income (loss) before taxes	(91,301)	(100,728)	(20,195)	(78,368)	3,606	4,270
Income tax (expense) benefit	(993)	4,492	(1,274)	(2,579)	255	302
Net income (loss)	€(92,294)	€(96,236)	€(21,469)	€(80,947)	€3,861	$4,572
Basic and diluted net income (loss) per share	€(7.17)	€(6.19)	€(1.29)	€(4.41)	€0.21	$0.25
Weighted average number of ordinary shares outstanding	12,878,594	15,541,898	16,579,986	18,372,841	18,350,692	18,350,692

*       See Note 3 to the consolidated financial statements included in this annual report for a description of the restatement.

(1)             In 2001, €54.6 million represents impairment of goodwill and other intangible assets in accordance with SFAS No. 121.

(2)             In 2002, €75.5 million represents impairment charges, which consists of impairment of goodwill in accordance with SFAS No. 142 (€63.6 million) and impairment of identifiable intangible assets in accordance with SFAS No. 144 (€11.9 million).

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

	As of and for the year ended December 31,
	2001	2002	2003	2004	2005	2005
	(restated)*	(restated)*	(restated)*	(restated)*
	(in thousands)
Consolidated balance sheet data:
Total current assets	€80,465	€53,113	€60,322	€42,270	€40,046	$47,420
Total assets	392,323	249,733	213,837	106,112	100,999	119,596
Total current liabilities	72,704	46,221	58,453	44,991	33,739	39,951
Total long-term liabilities	150,518	126,958	86,094	66,017	75,678	89,613
Total shareholders’ equity (deficit)	169,101	76,554	69,290	(4,896)	(8,418)	(9,968)
Cash flow statement data:
Cash flows provided by (used in) operating activities	(18,299)	7,209	17,342	11,117	16,207	19,191
Cash flows used in investing activities	(36,057)	(10,104)	(9,424)	(3,833)	(6,342)	(7,510)
Cash flows provided by (used in) financing activities	€20,701	€(3,310)	€(990)	€(15,888)	€(12,518)	$14,821

*       See Note 3 to the consolidated financial statements included in this annual report for a description of the restatement.

EXCHANGE RATE INFORMATION

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro from 2001 through May 16, 2006, expressed in U.S. dollar per euro. The information concerning the U.S. dollar exchange rate is based on the Noon Buying Rate. We provide the exchange rates below solely for your convenience. We do not represent that the euro was, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. For information regarding the effect of currency fluctuations on our results of operations, see Item 5 “Operating and Financial Review and Prospects.”

	Period-end Rate	Average Rate(1)	High	Low
	U.S. dollar per euro
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.04
2004	1.35	1.24	1.36	1.18
2005	1.18	1.24	1.35	1.17
2006 (through May 16, 2006)	1.28	1.22	1.29	1.19
2005
November	1.18	1.18	1.21	1.17
December	1.18	1.18	1.20	1.17
2006
January	1.22	1.21	1.23	1.20
February	1.19	1.19	1.21	1.19
March	1.21	1.20	1.22	1.19
April	1.26	1.23	1.26	1.21
May (through May 16, 2006)	1.28	1.27	1.29	1.26

(1)             The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period for year average; on each business day of the month (or portion thereof) for monthly average. On May 16, 2006 the Noon Buying Rate was $1 = €1.28 ($0.78 per €1).

B.   Capitalization and Indebtedness

On February 22, 2006, we successfully completed a U.S. $65 million (approximately €53.6 million) equity offering, the proceeds of which were used to repay more than half of our total debt. On a pro forma basis, adjusting for the net proceeds of the equity offering, our net debt outstanding as of December 31, 2005 was approximately €32.4 million and our shareholders’ equity was approximately €31.9 million. Under our existing and amended credit facility, we will have approximately €1.1 million of scheduled debt repayments in 2006.

The table below summarizes our actual cash, long-term debt and capitalization at December 31, 2005, and as adjusted to reflect the issuance of 51,490,530 new shares at the offering price of €1.04 per share and the application of the net proceeds thereof, before deducting expenses payable by us.

	At December 31, 2005
	Actual	As adjusted (1)
	(unaudited)
Capitalization summary:
Cash and cash equivalents	€5,789	€5,789
Current portion of long-term debt	13,563	1,096
Long-term portion of long-term debt	62,474	32,495
Total shareholders’ equity (deficit)	(8,418)	37,176
Total capitalization	€54,056	€69,671
Number of shares issued and outstanding	18,307,756	69,798,286
Number of shares to be issued (2)	65,067	65,067

(1)             $6 million of the net proceeds of the issuance of the new shares were used to repay a drawdown that was made after December 31, 2005. The “as adjusted” figures reflect the repayment of an additional $50 million of debt and the new repayment schedule as per the amendment to our  principal credit facility, which was  signed on January 27, 2006.

(2)             Represents convertible notes issued in connection with the acquisition of Astound in 2001. See Note 9 to the consolidated financial statements included in this annual report.

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

Risks Relating to Our Operations

A significant portion of our sales is made to a relatively limited number of large customers. The loss of one of these customers or our inability to obtain new customers would result in lower revenues.

Historically, orders from a relatively limited number of customers have accounted for a substantial portion of our sales and we expect that, for the foreseeable future, this will continue to be the case. For example, in 2005 our 10 largest customers accounted for approximately 32.5% of our revenues, with no single customer accounting for more than 10% of our revenues. One of our customers accounted for over 5% of our revenues in 2005, but we expect a significant decrease in revenues from this customer in 2006. This loss or the loss of another of our large customers, if we were unable to attract new customers, would result in a decrease in our revenues. In addition, even if we are successful in attracting new customers, new customers may not use our services in the volumes of lost customers or may be charged less for our services.

If we are unable to keep up with rapid changes in technology, our products and services could become difficult to market.

The market for our products and services is marked by rapid technological change, frequent new product introductions and technology enhancements, changes in client demands and evolving industry standards. New products and services, based on new or improved technologies or new industry standards, can render existing products and services outdated and difficult to market. To succeed, we will need to enhance our current products and service offerings and develop new products and services on a timely basis to keep pace with developments related to interactive communication technology and to satisfy the increasingly sophisticated requirements of our clients. If we fail to do so, our products and services could become difficult to market, which would adversely affect our business, financial condition and results of operations. The process of developing our products and services is extremely complex and requires significant continuing development efforts. Any delays in developing and releasing enhanced or new products and services, or in keeping pace with continuous technological change, could harm our business, financial condition and results of operations.

In particular, if we are unable to use Voice over Internet Protocol (VoIP) technology effectively, we may be at a competitive disadvantage. VoIP is the transmission of audio over the Internet and is less expensive than traditional telephone service. If our competitors are able to transmit audio utilizing VoIP more efficiently, at a higher sound quality or on a wider basis than ourselves, or if clients perceive that our competitors’ audio services are as good as or better in quality than our services and we are not fully utilizing VoIP, we may lose business to our competitors and be at a competitive disadvantage in the pricing of our services, which could adversely affect our business, financial condition and results of operations.

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

While we have recently achieved profitability, we have historically incurred net losses, which have adversely affected our shareholders’ equity and may require our shareholders to reduce our nominal capital to avoid the liquidation of our company.

As of December 31, 2005, we had an accumulated deficit of €238.1 million. To date, we have funded our operations and acquisitions primarily from the sale of equity securities, convertible bonds and bank borrowings. We expect to continue to incur significant development, sales and marketing and administrative expenses and, as a result, will need to generate significant revenues to achieve and maintain profitability. We have also incurred significant charges related to our organizational restructuring, consolidation of our call centers and relocation of our administrative offices to Reston, Virginia. Although we have recently achieved profitability, we cannot be certain that we will be able to continue to achieve a revenue level sufficient to allow us to sustain or increase profitability on a quarterly or annual basis in the future.

As of December 31, 2005, our unconsolidated shareholders’ equity represented less than one-half of our share capital. In accordance with French law, our shareholders approved a resolution acknowledging our insufficient equity and proposing the continuation of our company’s activities at our extraordinary general meeting of shareholders held on June 28, 2005. Under French law, we are required to remedy this situation by December 31, 2007 by either reducing our nominal share capital or increasing our equity such that our equity will be at least equal to one-half of our nominal share capital. If we fail to remedy this situation, our company will be subject to liquidation under French law. While we believe that our February 2006 recapitalization has increased our shareholders’ equity above the required level, we do not yet have audited financial results that reflect the recapitalization and we cannot assure you that our equity is sufficient under French law.

Fluctuations in currency exchange rates could adversely affect our revenues and results of operations.

Because we conduct our business in 24 different countries and territories, our results of operations can be adversely affected by fluctuations in currency exchange rates. Our results of operations are particularly sensitive to movements in exchange rates between the euro and the U.S. dollar. Our revenues in the United States (including those of our Canadian subsidiary, which uses the U.S. dollar) represented approximately 49.8% of our 2005 revenues, approximately 51.5% of our total 2004 revenues, and approximately 58.2% of our total 2003 revenues. Our results of operations are also sensitive to movements in exchange rates of the euro against the British pound.

During the year ended December 31, 2003, and continuing through December 31, 2004, the euro strengthened substantially against the U.S. dollar and the British pound. In 2005, the euro weakened somewhat against the U.S. dollar, but remains at relatively high levels compared to prior periods. As a result of the increase in the value of the euro in recent years, our revenues stated in euro have been lower than they would have otherwise been. Although the impact of exchange rate movements on our results of operations is somewhat mitigated by the fact that we incur costs and borrow in the currencies of a number of countries in which we operate and sometimes engage in hedging transactions, currency exchange rate movements can nonetheless have a considerable impact on our results of operations and perceptions of our business and financial performance, whether as a result of the translation of our financial results into euro for purposes of our financial statement reporting or our unhedged exposure to changes in our costs from currency exchange rate variations. Exchange rate movements can also affect our compliance with financial ratios under our principal credit facility.

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

We use third party technology in providing our products and services, and our business would be harmed if we were not able to continue using this third party technology.

In providing our products and services, we use third party technology that we license or otherwise obtain the right to use, including teleconferencing platforms, software packages and software development tools. There are inherent limitations in the use and capabilities of the technology that we license from third parties. Our business would be seriously harmed if the providers from whom we license software and technology ceased to deliver and to support reliable products, to enhance their current products in a timely fashion or to respond to emerging industry standards. In addition, third party technology may not continue to be available to us on commercially reasonable terms or at all. The loss of, or inability to maintain or obtain, this technology could result in significant delays or reductions in services we provide. Furthermore, we might be forced to limit the features available in our current or future product and service offerings.

Risks Relating to Our Financing and Strategic Activities

Our debt covenants may limit our operating flexibility.

As of December 31, 2005, we had €76.1 million (U.S. $89.8 million) of debt, the bulk of which was incurred under a U.S. $125 million credit facility agreement that we entered into in April 2001 and thereafter amended, including most recently as part of the transactions described under Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources.” While we repaid a significant portion of the amounts outstanding under the credit facility with the net proceeds of our 2006 recapitalization transactions, approximately U.S. $38 million (approximately €32 million) of debt remains outstanding under the credit facility after such repayment, and we have other debts such as overdraft facilities.

This credit facility requires us to comply with certain covenants, including the maintenance of financial ratios relating to leverage, interest cover and cash coverage. The new amendment requires us to use commercially reasonable efforts to refinance the amounts outstanding, failing which we will be required to pay significantly higher interest rates (we are also effectively required to accept refinancing proposals that do not originate with our current lenders at rates that are significantly higher than those we currently pay). This credit facility is described in more detail under Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources” and is included as an exhibit to this annual report under Item 19. If we fail to comply with our covenants, our lenders could require us to seek to effect a strategic transaction (such as the sale of our business) or, if we are unsuccessful, to repay the entire amount outstanding under our credit facility immediately.

Our credit facility could have important consequences for our business, such as:

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

Our principal competitors include major telecommunications companies, including France Telecom, Deutsche Telekom and BT and operators such as AT&T, Verizon and Global Crossing, which offer proprietary conferencing services, and, to a lesser degree, regional telecommunications companies that resell conferencing services on a third party basis. These companies are much larger than us, have greater market presence than us, have substantially greater financial, engineering, marketing and other resources than us, and can raise capital at a lower cost than we can. Many of the voice and data communications customers of these telecommunications companies may prefer to use companies that provide multiple services for their conferencing needs, rather than using specialist providers. In order to compete with these larger companies, we must offer better service, lower prices or both. While we believe that we successfully do so today, we cannot assure you that we will continue to be able to do so, particularly if substantial financial investments are required to maintain the highest quality standards.

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

In addition, Internet based services are being increasingly offered by large and well-known technology companies such as Microsoft, Oracle, Cisco, IBM and WebEx that are larger than us and have greater financial and other resources than we do. These companies can offer conferencing services as parts of packages that include other business related software, including basic operating system software. Certain of these technology companies have also recently entered or expanded their operations in the Internet conferencing market by making targeted acquisitions and entering into joint ventures and strategic alliances.

The intense competition in the market for conferencing and group collaboration services may reduce price levels, which could adversely affect our financial results.

In our market, we compete on the basis of the quality, reliability, security and ease of use of our services. We also face intense competition on the basis of technical innovation, brand awareness, customer service, geographic scope, compatibility and price. We expect that our competitors will continue to improve the design and performance of their services and to introduce new services with competitive price and performance characteristics. This competition has led to lower selling prices for our conferencing and group collaboration services. Furthermore, our competitors’ financial advantage may give them the ability to reduce their prices for an extended period of time if they so choose. Increased competition in our market could potentially lead to further price erosion.

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

Since our initial public offering in October 1998 through May 16, 2006, the closing price of our ordinary shares ranged from a high of €69.18 per share (U.S. $81.63 per share using the December 30, 2005 Noon Buying Rate) to a low of €0.76 per share (U.S. $0.90 per share using the December 30, 2005 Noon Buying Rate), and from April 26, 2001 through May 16, 2006, the closing price of our ADSs ranged from a high of U.S. $15.05 per ADS to a low of U.S. $0.50 per ADS. In recent years, the stock market in general and the shares of technology and telecommunications companies in particular have experienced significant price fluctuations. The market prices of our ordinary shares and ADSs may continue to fluctuate significantly in response to various factors, including:

•       quarterly variations in operating results or growth rates;

•       real or perceived changes in our level of indebtedness;

•       stock market perceptions about the risk of shareholder dilution from future sales of our equity securities;

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

To maintain our listing on the Nasdaq National Market we are required, among other things, to maintain stockholders’ equity of at least $10 million or a market value of at least $50 million. We must also maintain a closing bid price of at least $1.00 per ADS.

On March 15, 2006, Nasdaq notified us that we were not in compliance with the $1.00 minimum closing bid price requirement and provided us their standard grace period of 180 days, or until September 11, 2006, to regain compliance with the minimum bid price requirement. To meet the minimum bid price requirement, our ADSs must close at $1.00 or more per share or more for a minimum of 10 consecutive business days. If we fail to meet the minimum bid price requirement by September 11, 2006, but otherwise continue to meet the Nasdaq initial listing requirements, our ADSs will be transferred to the Nasdaq SmallCap Market and we will have an additional 180-day period in which to meet the minimum bid price requirement. We cannot assure you that the Nasdaq SmallCap Market will provide the same degree of liquidity as our current listing.

If we are unable to meet or maintain compliance with all of the Nasdaq listing requirements, our ADSs may be delisted from Nasdaq. Delisting from Nasdaq could adversely affect the trading price of our ADSs, and could significantly limit their liquidity. While our listing on Eurolist by Euronext Paris would not be affected, we cannot assure you that the liquidity afforded by that listing would be sufficient to prevent our share price from being affected by a Nasdaq delisting. In addition, holders of ADSs would be required to convert their ADSs to ordinary shares in order to sell them on Eurolist by Euronext. See Item 12 “Description of Securities other than Equity Securities—American Depositary Shares.”

Our stock option plan and deposit agreement include provisions that could have anti-takeover effects or deprive shareholders who do not comply with such provisions of some or all of their voting rights.

Under our stock option plan, if any shareholder or group of shareholders acquires ownership of more than 25% of our outstanding share capital, our board of directors will have the right to accelerate the vesting of employee stock options granted under our stock option plans. As of May 16, 2006, options on up to 1,614,751 shares, representing approximately 2.31% of our share capital, are subject to potential accelerated vesting. The ability of the board of directors to accelerate the vesting of stock options could have the effect of deterring a potential bidder from making an offer to acquire our company without the approval of our board.

In addition, under the terms of the deposit agreement relating to our ADSs, if a holder of our ADSs fails to instruct the ADS depositary in a timely and valid manner how to vote such holder’s ADSs with respect to a particular matter, the ADS depositary will deem that holder to have given a proxy to a person designated by us to vote the shares underlying the ADSs in favor of resolutions presented or approved by our board of directors and against any other resolution not so presented or approved. This provision of the depositary agreement could deter or delay hostile takeovers, proxy contests and changes in control or management of our company.

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

As a foreign private issuer, we are not required to comply with the notice and disclosure requirements under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) relating to the solicitation of proxies for shareholder meetings. Although we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States.

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

Under French law, shareholders have pre-emptive rights to subscribe for cash issuances of new shares or other securities giving rights to acquire additional shares on a pro rata basis. U.S. holders of our ADSs or ordinary shares may not be able to exercise pre-emptive rights for their shares unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional shares (such as warrants) at a time when no registration statement is in effect and no Securities Act exemption is available. If so, U.S. holders of our ADSs or ordinary shares will be unable to exercise their pre-emptive rights.

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

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such factors, some of which are discussed under Item 3 “Key Information—Risk Factors” beginning on page 9 of this annual report, include but are not limited to:

•       uncertainties regarding the market for data conferencing and Web conferencing, and the pricing for these services;

•       the effects of technological change;

•       our ability to meet our debt service obligations and to obtain adequate sources of liquidity;

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

Item 4.                        Information on the Company

A.   History and Development of the Company

The legal and commercial name of our company is Genesys S.A. and we conduct business as Genesys Conferencing. We are a French société anonyme, a form of limited liability stock company, organized for a term of 99 years pursuant to the French Commercial Code. Our corporate headquarters are located at “L’Acropole,” 954-980 Avenue Jean Mermoz, 34967 Montpellier Cedex 2, France and our telephone number is +33 4 99 13 27 67. Our ordinary shares of common stock are listed on the Eurolist market of Euronext Paris and in the form of American Depositary Shares, each representing one half of one ordinary share, on the Nasdaq National Market.

Our company was established in Montpellier, France in 1986. In 1989, we launched our first major service, TeleMeeting, which we believe was the world’s first fully automated conferencing service. Initially, we concentrated our efforts on establishing a presence in the French market, and once achieved, we concentrated on expansion and penetration of the European market. Beginning in 1999, we expanded the geographic scope of our business to include North America and the Asia Pacific region, largely through acquisitions. Our largest acquisition occurred in April 2001, when we acquired Vialog Corporation, a provider of conferencing services in North America, which doubled our customer base.

In October 2001, we launched Genesys Meeting Center, the conferencing industry’s first fully integrated audio and data conferencing platform. Genesys Meeting Center is our primary service and we intend to continue to enhance its functionality. In October 2003, we introduced our Multimedia Minute pricing model. We believe this was the industry’s first flat-rate, per-participant, per-minute pricing for automated audio, Web and video conferencing services delivered to the desktop. In January 2004, we launched LocalConnect, which allows customers in 32 European cities to access Genesys Meeting Center, and complements our existing “toll-free” service offered to U.S. participants. We expect to continue to introduce updated versions of the Genesys Meeting Center platform to keep it state-of-the-art.

In 2005, we further developed our presence in North America with the opening of several new sales offices and we expanded in Asia-Pacific, where we entered into service agreements with local providers to support our growing operations in that region.

B.   Business Overview

Introduction

We are a leading provider of integrated multimedia conferencing and collaboration services to thousands of companies worldwide, including more than 200 of the Global Fortune 500. We believe that our services are designed to meet the full range of communication needs within the global enterprise, from small, collaborative team meetings to large, high profile online events. Our flagship product, Genesys Meeting Center, provides single-platform multimedia conferencing that is easy to use and available on demand. With offices in 24 countries and territories across North America, Europe and Asia Pacific, we offer an extensive global presence and local support.

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

We group our services into three categories:

•       Genesys Meeting Center  is our primary service. It is a fully integrated multimedia (audio, Web and video) conferencing platform accessible on demand through the desktop and the telephone. The Genesys Meeting Center platform allows users to conduct a conference while sharing documents and monitoring the call on the desktop. It provides our customers complete access to a virtual conference room 24 hours per day, seven days per week.

•       Genesys Event Service  is a managed, fully integrated multimedia solution that integrates our audio and Web conferencing platform and the services of a trained event coordinator to manage, monitor and facilitate the event. This scalable service is designed specifically for large and high profile events.

•       Genesys Video Service  is a complement to our audio and Web conferencing services. Video conferencing is similar to traditional conferencing except that participants are viewing the video broadcast from select video-point locations equipped with specific ISDN- or IP-based video conferencing equipment (commonly referred to as “meeting room to meeting room” conferencing).

Strategy

We continually aim to improve our market position among the world’s leading providers of multimedia conferencing and group collaboration services and applications. To achieve this aim, we plan to expand our distribution, continue our leadership in service innovation and improve our operating profitability. In pursuing these goals, we intend to:

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

•       Provide a comprehensive suite of integrated multimedia conferencing and group collaboration services.   We offer a full range of conferencing and group collaboration services, from traditional audio and video conferencing services to the latest in multimedia collaboration over the Internet and Web streaming technology. We believe that offering a comprehensive suite of conferencing services and group collaboration applications is essential to winning the business of large enterprise customers, who are increasingly seeking to rationalize and centralize their procurement of communication services. Our ability to respond quickly to evolving customer requirements is a result of our technological expertise and internal product development capabilities. Future product development efforts will continue to focus on our promotion of features that improve ease of use, the greater integration of our products with other desktop business tools and the establishment of our multimedia conferencing and collaboration capabilities on an Internet Protocol (IP) network.

•       Expand margins and stimulate usage by migrating customers to multimedia conferencing services.   We will continue to migrate customers to our fully integrated, multimedia conferencing solutions. Leveraging our unique multimedia conferencing platform, we introduced the Multimedia Minute flat rate, usage based pricing strategy designed to promote adoption and usage by new and existing customers. By utilizing the strong customer education capabilities of our sales and marketing team, we are broadening customers’ understanding of the cost-effectiveness, ease-of-use, expanded feature functionality and straightforward pricing of our fully integrated multimedia conferencing services. We aim to migrate the majority of our customers to the Multimedia Minute pricing plan. We intend to continue to introduce innovative applications and pricing models that respond to our customers’ needs while also leveraging the cost-effectiveness of these less labor-intensive and software based services.

•       Utilize proprietary research and development capabilities to create innovative applications for a global customer base.   We develop and acquire innovative services and systems designed to ensure that our offerings fulfill the expanding needs of customers’ conferencing and group collaboration requirements. We believe that Genesys Meeting Center is a good example of our innovation in developing an integrated, “industry first” platform available worldwide in localized versions. Additionally, we seek to effectively utilize our proprietary knowledge and capabilities in a manner that responds to changes in the global marketplace. As we move forward in developing and marketing innovative services that can accommodate the needs of a global customer base, such as Multimedia Minute pricing and our Genesys Meeting Center services, we intend to utilize open systems incorporating universal standards in order to facilitate ease of use by a broad customer base.

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

Conferencing and Group Collaboration Services

We enable businesses to conduct real-time, interactive group meetings and presentations via the telephone and the Internet. Our services are designed to enhance business communications and are particularly beneficial for efficiently addressing the needs of disparate audiences located in multiple geographical locations. Our primary product and core technology platform, Genesys Meeting Center, is built to address the principal needs of the world’s largest corporate users of these services, namely reliability, security, scalability, easy-to-use features that may be customized for each client and cost effectiveness.

From simple conference calls to large-scale Web broadcasts, we provide our customers with the flexibility of conducting their sessions with services from our three main product categories: Genesys Meeting Center, Genesys Event Service, and Genesys Video Service.

Genesys Meeting Center is our fully integrated multimedia (audio, Web and video) conferencing platform accessible on demand directly through the telephone via telecommunications (PSTN) or VoIP networks and through the desktop via the Internet. The Genesys Meeting Center platform allows users to conduct a conference while sharing documents and monitoring the call over the Internet, providing our customers on-demand access to a virtual conference room 24 hours per day, seven days per week. This service is highly collaborative allowing Web-enabled users to share information regardless of the user’s personal application or the Internet enabled computer where the data may reside.

End-users utilize the capabilities offered by Genesys Meeting Center in a variety of applications, including training, departmental meetings, project meetings and product demonstrations.

Some of the key features and capabilities of the Web-based Genesys Meeting Center include:

•       Real-time sharing of desktop applications.   Presenters may share any application running on their computers and alternate between applications at any time during the meeting.

•       Web-based management controls.   Web interface enables the moderator to fully manage the meeting via the Web from start to finish. One can view all the participants’ names as well as monitor their status, including mute, un-mute, ejection from a meeting, waiting rooms and sub-conference sessions.

•       Integration with desktop applications.   Genesys Meeting Center features a comprehensive invitation wizard with Microsoft Outlook® and Microsoft Exchange integration to leverage Microsoft contacts and to facilitate the management of invitations, personal scheduling and calendaring. In addition, Genesys Meeting Center is integrated with MSN® Instant Messenger to directly start ad hoc meetings with active members on the contact list. Since 2004, Genesys Meeting Center is also integrated with Lotus Notes®.

•       Desktop video support.   We offer multi-point, Web cam-video conferencing capability, enabling a video connection between two or more sites. The moderator can choose the composition of the images shown on each screen: all sites, the site speaking or any combination of screens. These screen formats can be changed at any time during the meeting.

Genesys Meeting Center represented 78.0% of our revenues in 2005. In connection with the industry trend of customers’ greater demand for multimedia conferencing capabilities, we will continue to concentrate our efforts on migrating customers to our fully integrated, multimedia conferencing solutions.

Genesys Event Service is a scalable, managed multimedia solution designed specifically for large and high profile events that require the assistance of a professionally trained conference facilitator. Customers have the benefit of a dedicated event coordinator who takes full control of the event, allowing the presenter to focus on conveying the desired message to the audience. Our advanced multimedia Web technologies allow presenters to view presentation slides and sort and screen participant questions through a Web-based interface. Clients also enjoy immediate access to valuable participant information. Genesys Event Service is frequently used for investor relations calls, training, new product launches or other announcements by top management of our customers. Genesys Event Service represented 19.7% of our revenues in 2005.

Genesys Video Service is a complement to our audio and Web conferencing services. Video conferencing is similar to audio conferencing except that participants are viewing the video broadcast from select video-point locations equipped with specific ISDN- or IP-based video conferencing equipment

(commonly referred to as “meeting room to meeting room” conferencing). We have a full staff of professionally trained operators available at all times to help schedule, arrange and manage the video session. Genesys Video Center, a Web-based reservation system, enables users to launch and run meetings without operator assistance. Video conferencing represented 2.3% of our revenues in 2005.

The following table breaks down our revenues in euros and as a percentage of total revenue by category of activity for each of the years ended December 31, 2003, 2004 and 2005.

	Year ended December 31,
	2003		2004		2005
	in thousands of €	% of revenue	in thousands of €	% of revenue	in thousands of €	% of revenue
Genesys Meeting Center	108,272	67.8%	104,595	75.2%	110,672	78.0%
Genesys Event Service	44,579	28.0%	29,582	21.3%	27,965	19.7%
Other	6,649	4.2%	4,861	3.5%	3,292	2.3%
Total revenues	159,500	100.0%	139,038	100.0%	141,929	100.0%

Global Sales, Marketing and Customer Service

We seek to attract and retain our customers through multiple means. We maintain sales, marketing and customer service teams in most of the 24 countries and territories in which we operate, and tailor our sales organization, marketing and customer service efforts to each individual market. We believe that our presence in the major North American, European and Asian Pacific markets creates a unique geographical coverage and recognized quality of service that is attractive to major multi-national organizations and regionally based organizations seeking coverage delivered by a local means. We leverage these elements that we believe set our company apart by actively pursuing major new international contracts offered in global requests for proposals as well as multi-location large enterprise customers. We also distinguish our operating efforts among segments, such as large enterprises, wholesale customers and small and medium enterprises (which we target indirectly through our wholesale relationships). We modify certain aspects of our service offerings to more effectively meet the specific needs of each customer segment.

Sales and Distribution

Direct Sales

Our sales force is comprised of high-level field representatives who are responsible for establishing long-term relationships with the key communications services decision makers at major customers and inside sales representatives that work on a day-to-day basis to identify, register and train new individual users throughout a customer’s organization and then to increase the utilization of each existing user.

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

At the end of December 2005, we had a total of 209 sales personnel, including 69 based in Europe, 109 based in the North America and 31 based in Asia Pacific. We compensate our sales force with a base salary plus commission.

Third-Party Distribution Channels

To broaden demand for our services, we actively pursue opportunities to respond to the needs of telecommunications providers, business-to-business exchanges, marketplaces and other distribution partners that seek a provider who can offer conferencing and group collaboration services to their users. These relationships, in which we typically provide our services under the brand name of the distributor, broaden our presence in the market.

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

In order to help our efforts to maintain the highest level of service quality possible, we pursue a philosophy of continuous performance improvement. We regularly measure our performance and endeavor to improve it. We tie the bonus of our non-sales personnel to these measurements of service quality. We actively manage and analyze all facets of a conference call, including reservation, call execution, billing and follow up with customer satisfaction surveys. We also review our performance with our customers on a regular basis, continually set specific performance improvement goals, and modify our operations accordingly. The feedback that we have received from our customers indicates that these factors contribute to a high customer retention rate.

In the competition for global customer accounts, we believe that in addition to price, product features and functionality, service quality and customer care are increasingly factors of differentiation. Our company is often selected as the provider of choice based on our experience managing the complexities of servicing and supporting large global customers.

Global Presence

As of December 2005, we offer our services in 24 countries and territories in Europe, North America, and the Asia/Pacific Rim region. We offer localized versions of our services in multiple languages.

The countries and territories in which we have facilities include:

Australia	France	New Zealand	Sweden
Belgium	Germany	Norway	Switzerland
Canada	Hong Kong	Portugal	Taiwan
China	Italy	Singapore	The Netherlands
Denmark	Japan	South Korea	United Kingdom
Finland	Malaysia	Spain	United States

The following table breaks down our revenue in euros and as a percentage of total revenue by geographic market for each of the years ended December 31, 2003, 2004 and 2005.

	Year ended December 31,
	2003		2004		2005
	in thousands	% of	in thousands	% of	in thousands	% of
	of €	revenue	of €	revenue	of €	revenue
North America	92,943	58.3%	71,613	51.5%	70,764	49.8%
Europe	58,289	36.5%	57,329	41.2%	58,851	41.5%
Asia-Pacific	8,268	5.2%	10,096	7.3%	12,314	8.7%
Total revenues	159,500	100.0%	139,038	100.0%	141,929	100.0%

Customers

We have thousands of clients worldwide, ranging in size from major multinational corporations and Global Fortune 500 companies, to small businesses, professional organizations and public institutions. We focus our sales and marketing efforts primarily on the major multinational companies that are the world’s largest users of group conferencing services. No one customer accounted for more than 10% of our revenues during the year ended December 31, 2005. Our top 10 customers accounted for approximately 32.5% of our revenues during the year ended December 31, 2005.

On November 15, 2005 we announced the departure of one of our largest audio conferencing customers in connection with its merger with a company that was seeking to further utilize in-house audio conferencing solutions. Revenue and volume from this customer have declined significantly. This customer accounted for over 5% of 2005 revenue.

Technology and Network Infrastructure

We design the platform that runs our innovative services and systems. These proprietary products are designed to ensure that our offerings respond to the expanding needs of our customers’ multimedia conferencing and collaboration requirements. We seek to effectively utilize our proprietary knowledge and capabilities in a manner that responds to changes in the global marketplace. Our technology is essential to delivering the reliability, security, scalability, feature functionality and ease-of-use demanded of our services.

We believe that our ability to internally respond to changes in the marketplace gives us the competitive advantage of being able to rapidly develop and deploy new services and modify existing services. For example, our technological expertise has allowed us to offer what we and a number of independent analysts believe is one of our industry’s most advanced Internet-based integrations of audio, data/document and video functionality. Full integration means that our platform combines audio, data and video content without having to utilize three different systems. Further, our Genesys Meeting Center platform also integrates well with other popular collaborative products, such as corporate directory and address books, online calendar systems, identity management and instant messaging.

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

Our core audio, Web and video multimedia conferencing technology is hosted and delivered via our global network with production locations worldwide. The network infrastructure supporting our services uses a variety of server, bridging and network management equipment and certain licensed software programs that are commercially available. Our network access and our long distance, data transport,

Internet and data hosting capabilities are sourced from several incumbent and competitive long distance, data transport, data hosting and local access services providers in each of our regional markets. Our technology team and network architects work closely with these providers to ensure our ability to assess and implement new capabilities on a cost effective basis.

The scalability, reliability and security of our services are partly the result of proprietary software that we developed. This software organizes telephone or IP connections and automatically interacts with voice and data application servers to control the various conference functions. Additionally, through new technologies and dynamic utilization, our capacities in one region can support another when needed. We believe that we have sufficient capacity for our operations. In order to ensure sufficient capacity, we employ structured and industry-proven planning methods to determine current and future capacity requirements. Our global deployment of our multiple technology centers also enhances the resilience of our infrastructure. Through consistent investment in new technologies, we aim to continue to minimize and mitigate the risk of service outages.

We have implemented a network operations center (NOC) that is designed to be proactive in the continued development, enhancement and implementation of preventative maintenance programs. The NOC monitors the various systems 24 hours a day, 7 days a week and provides instantaneous alerts for individual system component failures that enable us to use our redundant capacity to minimize service interruptions.

The use of technology has also allowed us to augment the flexibility and capabilities of our entire production systems to meet the needs of our customers. We have developed proprietary software used in the billing services provided to long distance service carriers and other telecom resellers that outsource their conferencing function to us. This “back office” system was implemented worldwide in 2004, and supports customer registration, reservations, call record processing and pricing, billing and reporting for all of our services. This common back office system has enhanced our ability to respond to requests from customers for customized billing and reporting and has the benefit of providing us real-time visibility.

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

•       Production Platform Technology.   We purchase equipment such as application servers, session border controllers, media gateways, databases and associated networking equipment (routers, switches and firewalls) from multiple suppliers. We believe that there are a sufficient number of suppliers in this market so that we should be able to find alternative sources if the need were to arise.

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

During 2005, our research and development activities included increasing the ease-of-use of our systems, and enhancing system integration with multiple applications such as Microsoft Outlook® and Lotus Notes®. Development of and preparation for a new release of Genesys Meeting Center planned for 2006 was a major activity in the second half of 2005. Several initiatives with respect to VoIP were finalized during 2005 and additional efforts are planned in this area 2006.

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

Our research and development team is managed by our President, who also oversees all production, system development and service processes within Genesys.

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

We hold three U.S. patents, one of which pertains to the synchronization of multi-media events on a computer. Our other two U.S. patents relate to the synchronization of transmitted and received data and remotely modifying presentations in a multimedia conference. We currently have patent applications pending in the United States, Europe, Japan and China, and one international patent application filed under the Patent Cooperation Treaty of 1970. One patent application (filed in the United States and under the Patent Cooperation Treaty of 1970) relates to broadcasting applications and a second patent application (filed in Europe, Japan and China) relates to remotely modifying presentations in a multimedia conference.

We have registered the trademark “Genesys” in several countries including France, where we first filed an application to register the trademark “Genesys” in June 1988, and have filed applications to register this and other trademarks in other jurisdictions. In June 2000, following a trademark application by Genesys to register the trademark “Genesys Conferencing” in France, Alcatel filed an objection to the claim alleging a risk of confusion with a prior trademark registered in the name of a subsidiary of Alcatel, for the name “Genesys.” Alcatel also filed claims opposing our European Union and German applications for “Genesys Conferencing.” On June 27, 2005, we signed an agreement to settle the dispute with Alcatel. Under the agreement, Alcatel will no longer oppose our applications to register certain trade names, including the name “Genesys Conferencing,” or challenge the validity of our existing registered trademarks. We agreed not to use the name “Genesys” alone, except in connection with certain requirements relating to the use of our legal name, Genesys S.A. We also agreed to incorporate a link to the Internet site of an Alcatel subsidiary onto our homepage. Neither party made a payment in connection with this settlement. Additionally, at the end of 2001, Veolia Water began marketing “Genesys” as a concept for pre-treatment of industrial water.

We have received proposals from several parties wishing to sell us licenses for certain methods and systems as to which those parties claim to hold patents, including patents related to interactive call processing. The parties that have made the proposals claim that, in the absence of such licenses, certain aspects of our business might infringe their patents. We are currently evaluating the validity and coverage of the patents to determine whether we need to obtain a license to avoid infringement. If we decide that a license is required in any such case, we would hope to be able to negotiate commercially reasonable terms for such license, although we cannot assure you that we will be able to do so.

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

•       Companies with conferencing revenues of over U.S. $300 million per annum: AT&T, Verizon, WebEx, which specializes exclusively in Web-based conferencing, and West Corp.;

•       Companies with conferencing/group collaboration revenues of between U.S. $100  million and U.S. $300 million per annum: BT, Global Crossing and Premiere Global Services; and

•       Companies with conferencing/group collaboration revenues of less than U.S. $100 million per annum: ACT Teleconferencing, Westel, France Telecom, Arkadin and Deutsche Telekom.

Additionally, major technology corporations that have added group collaborative capabilities to their respective software portfolios through acquisitions or organic developments: Microsoft, Cisco, Macromedia and IBM.

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

In the United States, telecommunications services providers and resellers of telecommunications services are required to register with the FCC and the Universal Service Administrative Company (USAC) and to collect a Universal Service Fund (USF) fee from their end-user customers and remit these fees to USAC. In 2005, we received a letter from the Enforcement Bureau of the Investigations and Hearings Division of the FCC regarding an FCC audit of compliance with FCC registration requirements and the USF program. The letter required that we register as a reseller of telecommunications services or explain in detail why we believe we are not required to register. We believe, and we have advised the FCC, that when purchasing telecommunications services, we are an end-user and not a reseller. Accordingly, we believe that we are not required to register as a reseller of telecommunication services, nor are we required to collect USF fees from our customers or to pay USF fees directly. It is possible, however, that the FCC may assert that we are a reseller or otherwise a telecommunications services provider. Although we would contest any such assertion, if it were ultimately determined that we are a reseller or otherwise a telecommunications services provider, we could become obligated to pay USF fees to USAC with respect to our gross revenues, past and/or future, from providing telecommunications services and to comply with other federal and state regulatory requirements applicable to telecommunications services providers.

Although we do not pay USF fees directly, registered telecommunications carriers from which we purchase telecommunications services as an end user do pay such fees and generally pass them through to us in their invoices. However, in response to the FCC’s inquiry letter, we have made a preliminary determination that one of the telecommunications carriers from which we previously purchased a significant portion of our telecommunications services failed to pay applicable USF fees and other charges on a substantial portion of the services that we purchased from them. As a result, such USF fees and other charges may be overdue with respect to the services that we purchased from this carrier, and the carrier may attempt retroactively to collect the past due USF fees and other charges, including interest and penalties, from us. While we believe we do not have any liability for these amounts, there can be no assurance that we will not be required to reimburse the carrier for these amounts.

C.   Organizational Structure

The table below sets forth our significant subsidiaries and affiliates as of December 31, 2005.

Significant Subsidiary or Affiliate	Country of Incorporation	Ownership Interest
Genesys Conferencing, Inc.	United States	100%
Genesys Conferencing Europe SAS	France	100%

D.   Property, Plants and Equipment

Our development of local facilities serves the dual purposes of providing local language, local currency, and local time zone services to the areas served by each call center, as well as backup and overflow capacity among other call centers in the event all or part of a conference needs to be re-routed from a call center that is at full capacity. Our headquarters are located in Montpellier, France. In 2004, in connection with our overall strategy to enhance operating efficiency and productivity, we also centralized our global operations and senior management at our Reston, Virginia operations center near Washington, D.C. At May 16, 2006, our principal operational and administrative facilities were the locations listed in the table below.

North America	Size (m2)	Europe	Size (m2)	Asia/Pacific	Size (m2)
Administrative location		Headquarters:		Administrative location:
and Call Center:		Montpellier, France	3,750	Singapore	282
Reston, Virginia	3,809
		Call Center:		Call Center:
		Croydon, England	1,693	Melbourne, Australia	400

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

Item 5.   Operating and Financial Review and Prospects

Overview

General

We were founded in Montpellier, France in 1986 to develop automated audio conferencing services. Since then, we have expanded through internal growth and acquisitions to become one of the leading specialist providers of interactive group collaboration and conferencing services and applications, based on 2005 revenues. We have evolved from a regional audio conferencing provider to become a global company earning 58.5% of our revenues outside Europe in 2005. Over time, we have also diversified the scope of our products and services.

In 2001, we completed two major acquisitions. In March 2001, we acquired Astound Incorporated, a leading provider of Web conferencing and data collaboration software. In April 2001, we acquired Vialog Corporation, a leading independent provider of conferencing services in the United States.

Since these acquisitions, we have undertaken a major consolidation of our operations, integrating the activities of Vialog and significantly increasing automated services as a percentage of our activities. The shift to automated services has reduced our revenue growth, but increased our gross margin percentage, as automated services are priced lower than operator-assisted services but carry higher gross margin percentages. The consolidation resulted in the closure of four U.S. call centers and one European call center during 2002, and we completed the closure of an additional U.S. call center at the end of the first quarter of 2004. During 2004, we also streamlined, reorganized and centralized our senior management and finance and administrative departments in Reston, Virginia, to implement a more simplified operational structure. The consolidation was the main driver in the reduction in the number of our employees from 1,530 as of January 1, 2002 to 1,018 as of December 31, 2005.

In connection with our acquisition of Vialog, we incurred a significant amount of debt under a $125 million credit facility that we signed in April 2001. The credit facility requires us to comply with financial ratios on a quarterly basis and to make principal repayments on a semi-annual basis. This credit facility has been amended several times, most recently on January 27, 2006 in connection with a recapitalization in which we reduced the debt outstanding under our credit facility to approximately $38 million (approximately €32 million). The recapitalization included an equity offering in which we issued new shares for $65 million. See “—Liquidity and Capital Resources” below and Note 7 to our consolidated financial statements included in this annual report for more details.

Segments

We have three reportable business segments, aligned by geographic region (North America, Europe and Asia Pacific). We make key decisions and evaluate operating performance on the basis of these segments. In prior annual reports, we included a fourth business segment that separated our global video activities from our other operations. For comparability, results for prior periods have been restated to incorporate the global video division results into the results for our geographic regions. Our results of operations, broken down among our segments, are set forth in Note 16 to our consolidated financial statements included in this annual report.

Key Factors Affecting Results of Operations

Revenues

We generate our revenues primarily from fees charged to our customers for conferencing and related services. In our geographic segments, we earn services revenues from our Genesys Meeting Center and Genesys Event Service platforms, as well as video conferencing services and related ancillary revenues

(which we refer to as “other revenues”). The key drivers of our revenues in each of these areas are described below:

•       Genesys Meeting Center. This is our platform for automated services, providing fully integrated audio, video and Web conferencing accessible on demand directly through the telephone via traditional telecommunications networks and through the desktop via the Internet. We bill services associated with our Genesys Meeting Center platform primarily on a per-participant, per-minute basis.

•       Genesys Event Service. This platform provides a fully operator managed audio conference service with integrated Web-based audio and video streaming applications. In connection with our Genesys Event Service platform, we bill our attended audio conferencing services on a per-line, per-minute basis, and we charge for Web streaming services on a per event basis that takes into account the size and complexity of the services requested. We launched Genesys Event Service in September 2003 after launching its predecessor, Genesys Events & Managed Services, in May 2002.

•       Other. Other revenue primarily consists of video conferencing services, which are similar to audio conferencing except that generally one or more participants are viewing the video broadcast from select video-point locations. We bill our video conferencing services on a per-line, per-minute basis. Other revenue also includes sales of equipment, which we offer to those customers that seek to purchase both their conferencing equipment and their conferencing services from a single supplier.

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

Of these costs, operator and technical support wages and benefits is the largest cost in delivering our managed event services and video conferencing services. The largest direct costs category related to our Genesys Meeting Center service includes long distance transport and network access costs. The key bridging and conferencing capabilities of our propriety Genesys Meeting Center technology are highly cost efficient. Thus, these services generate higher gross margin percentages than our labor intensive attended services. The consolidation of our North American call centers and resulting cost savings has had a positive impact on our gross margin percentage, beginning in 2003.

Operating Income

Our operating income depends on our revenue, our cost of revenue, and the level of our other operating expenses, which include the following:

•       Research and development costs, which consist primarily of salaries and benefits for research and development personnel, depreciation of research and development equipment and related expenses. In 2005, some costs relating to the development of our Genesys Meeting Center platform were capitalized;

•       Selling and marketing expenses, which consist primarily of salaries and benefits paid to sales personnel and the costs of advertising and marketing materials; and

•       General and administrative expenses, which consist primarily of personnel costs and costs for general corporate functions, including finance, accounting, facilities and administration and human resources, and fees for professional services such as consulting, legal and accounting services. Expenses relating to software and information system network maintenance and development are classified as general and administrative expenses rather than research and development expenses. In 2003, 2004 and 2005, some costs relating to development of an integrated reservation and billing system were capitalized.

In 2003 and 2004, we also incurred various restructuring charges relating to the consolidation of our call centers and the centralization of senior management, finance and administrative functions into our primary operating center in Reston, Virginia. In 2005, we incurred additional restructuring charges related to the consolidation of the global video division into the applicable regional segments of North America, Europe, and Asia-Pacific to achieve a more integrated management strategy and gain cost efficiencies. These restructuring charges are shown as a separate component of our operating expenses. In addition, amortization of intangible assets and impairment of goodwill and other intangible assets are recorded as operating expenses.

Impact of Exchange Rates

We have significant international operations and thus significant exposure to exchange rate fluctuations, and in particular to the U.S. dollar. In 2003, the U.S. dollar declined significantly compared to the euro, and its relative value further declined during 2004, before increasing significantly in the second half of 2005. As a result, the comparability of our revenues and results of operations expressed in euros during the past three years was significantly impacted.

We prepare our consolidated financial statements in euros. In order to demonstrate the impact of the volatility of the U.S. dollar on our revenues from 2003 to 2005, we have recalculated our revenues as if our functional currency had been the U.S. dollar rather than the euro. For this purpose, we have used the average for each quarter of the daily euro/U.S. dollar exchange rates for each of 2003, 2004 and 2005, respectively, which are the rates we used for translation purposes in our consolidated income statement. The average rates we have used are set forth in the table below. The annual U.S. dollar amounts provided in this section are the sums of the euro amounts for each quarter translated into U.S. dollars at the applicable euro/U.S. dollar exchange rate for that quarter.

		Average euro/U.S. dollar exchange rate (expressed in euros per dollar)
2003	Q1	0.931638
	Q2	0.879966
	Q3	0.889360
	Q4	0.840824
2004	Q1	0.799561
	Q2	0.830314
	Q3	0.818339
	Q4	0.771434
2005	Q1	0.762695
	Q2	0.793719
	Q3	0.819985
	Q4	0.841365

We believe that this analysis is useful because the majority of our revenue was actually earned in U.S. dollars. However, the change in our U.S. dollar revenue also reflects the mechanical impact of exchange rate differences on the portion of our consolidated revenue earned in euros. We present our revenue translated into U.S. dollars in the table below, along with a presentation of our revenue in euros, as actually recorded in our financial statements. In the U.S. dollar table set forth below, revenue in euros translated to U.S. dollars represent 15% of the total in 2003, 19% in 2004 and 19% in 2005.

Revenue in euros

	Year ended December 31,
	2003	2004		2005
	in thousands of €	in thousands of €	% change 2003-2004	in thousands of €	% change 2004-2005
Genesys Meeting Center	108,272	104,595	(3.4)%	110,672	5.8%
Genesys Event Service	44,579	29,582	(33.6)%	27,965	(5.5)%
Other	6,649	4,861	(26.9)%	3,292	(32.2)%
Total revenues	159,500	139,038	(12.8)%	141,929	2.1%

Revenue in U.S. dollars

	Year ended December 31,
	2003	2004		2005
	in thousands of $	in thousands of $	% change 2003-2004	in thousands of $	% change 2004-2005
Genesys Meeting Center	122,254	130,046	6.4%	136,817	5.2%
Genesys Event Service	50,069	36,739	(26.6)%	35,794	(2.6)%
Other	7,488	6,043	(19.2)%	3,973	(34.3)%
Total revenues	179,811	172,828	(3.9)%	176,584	2.2%

In the discussion of our year-over-year results of operations set forth below, we discuss more specifically the impact of the volatility of the U.S. dollar in 2003, 2004 and 2005 on our revenue and results of operations in euros, which is our functional currency.

Seasonality of Business

Our volume of business is primarily driven by the usage of our services during regular business days. However, our volume level is impacted by seasonality mainly from decreased use of conferencing services by businesses during significant vacation periods, particularly in the months of July, August and December.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

In the following discussion of our results of operations set forth below, we highlight EBITDA. We use EBITDA as an important measure of the operating performance of our business. We believe that EBITDA is a meaningful measure of performance, because it presents our results of operations without the potentially volatile impact (which can be substantial) of goodwill impairment and the impact of depreciation and amortization. We define EBITDA as earnings (loss) before interest, income taxes, depreciation, amortization charges and impairment of goodwill and other intangibles. Our depreciation charges are divided among the line items of cost of revenue, research and development, selling and marketing and general and administrative expenses, based on the use of the assets being depreciated. EBITDA is not a measurement of operating performance calculated in accordance with accounting principles generally accepted in the United States, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other statement of operations or cash flow statement data prepared in accordance with generally accepted accounting principles, or GAAP. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained in this annual report may not be comparable to similarly named measures of other companies.

We believe that the most directly comparable GAAP measure to EBITDA is net income (loss). The following table reconciles EBITDA to net income (loss) for the periods indicated.

	2003	2004	2005
	(in thousands of €)
Net income (loss)	(21,469)	(80,947)	3,861
Income tax expense (credit)	1,274	2,579	(255)
Financial expense, net	4,501	6,994	8,326
Depreciation and amortization of property and equipment	10,845	9,898	8,537
Amortization of intangibles	9,595	5,382	3,580
Impairment of goodwill and intangibles	28,057	75,401	—
EBITDA	32,803	19,307	24,049

For the year ended December 31, 2005, EBITDA included restructuring charges of €0.3 million mainly related to the consolidation of the Company’s video division.

EBITDA included restructuring charges of €2.2 million in 2004 as follows: €1.1 million for call center consolidation in the United States, €0.9 million for the centralization of senior management, finance and administrative functions to Reston, Virginia and €0.2 m for separation costs and severance. EBITDA also included non-recurring charges of €2.4 million in 2004, as follows: €1.2 million for separation costs, €0.7 million for relocation expenses of senior management and € 0.5m for the early termination of an operating lease contract.

EBITDA included charges of €1.1 million in 2003 relating to restructuring in the United States.

Restatement

We have restated our consolidated financial statements for the years 2001 through 2004. See Note 3 to the consolidated financial statements included in this annual report. In conjunction with the initial accounting for our 2001 acquisitions of Vialog in the United States and Astound (renamed Genesys Conferencing Ltd.) in Canada, we did not appropriately consider the impact of recognized deferred tax liabilities on the required valuation allowance and resulting goodwill. In addition, subsequent to these acquisitions, we incurred losses for both book and tax purposes in each of these countries against which we recorded a full valuation allowance without consideration of offsetting deferred tax liabilities in these same countries. The impact of this was to overstate certain goodwill impairment charges taken in 2001 and 2002, to overstate our valuation allowance against deferred tax assets with the impact of understating net income on a cumulative basis by €23.7 million through January 1, 2003 and to understate our tax provision and overstate net income for 2003 and 2004 by €10.1 million and €9.2 million, respectively. This resulted in an overstatement of net income per share by €0.60 and €0.51 for 2003 and 2004, respectively. The consolidated financial statements included in this annual report have been restated to correct for this error. Unless otherwise indicated, all figures in the following discussion of our results of operations are based on our restated consolidated financial statements.

Year ended December 31, 2005 compared with year ended December 31, 2004

Revenue

Total revenue increased 2.1% from €139.0 million in 2004 to €141.9 million in 2005. Operationally, we realized significant volume increases. Our call volume minutes increased 31% from 1,512 million in 2004 to 1,972 million in 2005. The overall increase of €2.9 million was mainly due to this increase in volume that was partially offset by industry-wide price erosion and by the impact of the continued and expected shift in our service revenue mix from operator-attended services (Genesys Event Service) to our lower-priced, automated services (Genesys Meeting Center). Automated services represented 92.9% of total call volumes in 2005, compared to 89.9% in 2004. Revenues in 2005 were negatively impacted by €0.1 million due to foreign exchange rate fluctuations and by the loss of a significant customer in late 2005.

The following table breaks down our revenue by segments (excluding intercompany sales) for each of 2004 and 2005 in euros and expressed as a percentage of total revenue:

	Year ended December 31,
	2004		2005
	in thousands of €	% of revenue	in thousands of €	% of revenue
North America	71,613	51.5%	70,764	49.8%
Europe	57,329	41.2%	58,851	41.5%
Asia-Pacific	10,096	7.3%	12,314	8.7%
Total revenue	139,038	100.0%	141,929	100.0%

In North America, our revenue decreased 1.2%, principally due to price erosion, our customers’ increased use of lower-priced services and a marginal depreciation of the average value of the U.S. dollar against the euro in 2005 compared to 2004. In U.S. dollars, our North American revenue decreased by 1.1% from $89.0 million in 2004 to $88.1 million in 2005. Our European revenue increased by 2.7%, mainly as a result of volume increases. Price erosion in Europe was less significant than anticipated. Our Asia-Pacific revenues increased by 22.0%; this increase principally represents a higher volume of conferencing minutes sold.

Among our services, we continue to experience a shift from our operator-assisted services to our Genesys Meeting Center services. The following table sets forth our revenue for 2004 and 2005 by service category and expressed as a percentage of total revenues:

	Year ended December 31,
	2004		2005
	in thousands of €	% of revenue	in thousands of €	% of revenue
Genesys Meeting Center	104,595	75.2%	110,672	78.0%
Genesys Event Service	29,582	21.3%	27,965	19.7%
Other	4,861	3.5%	3,292	2.3%
Total revenue	139,038	100.0%	141,929	100.0%

Revenue from our Genesys Meeting Center platform increased by 5.8%, from €104.6 million during 2004 to €110.7 million during 2005. The reason for the increase is the 34.9% growth in call volume from 1,356 million minutes during 2004 to 1,829 million minutes during 2005, partially offset by price erosion. This call volume increase was attributable to the continued migration of customers from our assisted services to Genesys Meeting Center services in 2005, as well as increased utilization of these services by our existing customers and new customer gains. As in the past, the effects of this volume increase were partially offset by price erosion associated with intense competition, in particular in the context of bidding for major client contracts.

Revenue from our Genesys Event Service platform (or its predecessor) decreased by 5.5%, from €29.6 million during 2004 to €28.0 million during 2005, primarily due to the decrease in volume, related in part to the continued migration of our customers from this operator-attended service to our Genesys Meeting Center platform. Consistent with our business plan to migrate customers to our Genesys Meeting Center platform, call volume minutes decreased by 7.8%, from 152 million in 2004 to 140 million in 2005.

Other revenue decreased by 32.3% from €4.9 million in 2004 to €3.3 million in 2005, principally due to the continuing decrease in volume related to the migration of video conferencing to our other services and price erosion. Video conferencing volume minutes decreased by 16.7%, from 3.6 million in 2004 to 3.0 million in 2005.

Gross Profit

Our gross profit increased by 7.0%, from €85.9 million in 2004 to €91.9 million in 2005. Expressed as a percentage of revenue, gross profit increased from 61.8% in 2004 to 64.8% in 2005.

The following table sets forth our gross profit by segment for 2004 and 2005, both as an absolute amount and as a percentage of segment revenue.

	Year ended December 31,
	2004		2005
	in thousands of €	% of revenue	in thousands of €	% of revenue
North America	36,111	50.4%	39,813	56.3%
Europe	43,632	76.1%	44,499	75.6%
Asia-Pacific	6,199	61.4%	7,620	61.9%
Total gross profit	85,942	61.8%	91,932	64.8%

The increase in gross profit is mainly a result of an increased number of conferencing minutes sold across each of our segments and also reflects the relatively higher margins of the Genesys Meeting Center technology platform. In North America, the increase in gross profit also reflects renegotiated lower long distance transport rates taking effect in the second quarter of 2005, a reduction of personnel charges in the current year due in part to lower utilization of part-time employees, and the absence in 2005 of an accrual taken in the third quarter of 2004 for a one-time transport provider expense taken in the prior year. In Europe, the relatively flat margins reflect price erosion and the trend towards higher volume, lower priced large customers, partially offset by more favorable long distance transport costs, renegotiated separately from the North American transport contracts.

Operating Income (Loss) and Operating Expenses

Our operating income increased by €83.3 million, from an operating loss of €(71.4) million in 2004 to operating income of €11.9 million in 2005. Our 2004 operating loss was primarily a result of impairment charges recorded following the application of Statement of Financial Accounting Standards No. 142 and Statement of Financial Accounting Standards No. 144, as discussed below. On a regular basis, we re-evaluate the carrying value of our long-term assets, which consist primarily of goodwill and other intangible assets. As a result of this assessment, reflecting the industry environment and continued price erosion, we recorded an impairment charge of €75.4 million in 2004 and no impairment charge in 2005. The impairment charge recorded in 2004 included €53.4 million relating to North America goodwill and €22.0 million relating to the carrying value of North America customer lists, which were identified during the acquisition of Vialog in 2001. Excluding the impact of impairment of goodwill and other intangibles, our operating income would have been €4.0 million in 2004 compared to €11.9 million in 2005. The increase in 2005 is largely due to our higher gross profit, the restructuring charge and the non-recurring items in 2004 described above, as well as lower amortization charges due to the impairment charge taken in 2004, partially offset by higher selling and marketing expenses. The following table breaks down our operating costs and expenses that are not included in cost of revenue for 2004 and 2005 by major category.

	Year ended December 31,
	2004		2005
	in thousands of €	% of revenue	in thousands of €	% of revenue
Research and development	3,750	2.7%	3,219	2.2%
Selling and marketing	35,839	25.8%	40,559	28.6%
General and administrative	34,773	25.0%	32,454	22.9%
Restructuring charge	2,242	1.6%	256	0.2%
Impairment of goodwill and other intangibles	75,401	54.2%	—	—%
Amortization of other intangibles	5,382	3.9%	3,580	2.5%
Total operating expenses	157,387	113.2%	80,068	56.4%

Research and Development

Research and development expenses in 2005 declined by €0.5 million, or 14.2%, as compared to 2004. In 2005, our major research and development activities were the continued development of enhancements to our Genesys Meeting Center and Genesys Event Service platforms. The decrease in research and development reflects a €1.4 million increase compared to the prior year in costs qualifying for capitalization related to internal-use software development projects. These costs represent assets on our balance sheet that are generally amortized over a three-year period commencing when the internal-use software is ready for use.

Selling and Marketing

Selling and marketing expenses increased by €4.7 million, or 13.2%, from €35.8 million in 2004, to €40.6 million in 2005. As a percentage of total revenue, selling and marketing expenses increased from 25.8% in 2004 to 28.6% in 2005. The absolute increase and increase as a percentage of total revenue were planned and come mainly as the result of our efforts to focus a greater amount of corporate resources on sales and marketing activities, particularly to large enterprises, as well as our efforts to stabilize general and administrative expenses related to back office, finance and administrative operating groups.

General and Administrative

General and administrative expenses decreased by €2.3 million from €34.8 million in 2004, to €32.5 million in 2005. As a percentage of total revenue, general and administrative expenses decreased from 25.0% in 2004 to 22.9% in 2005. The decrease in general and administrative expenses as a percentage of total revenue is due to the absence in 2005 of non-recurring charges that totaled €2.3 million in 2004 (in addition to the restructuring charge described in the paragraph below). These 2004 charges were associated with €1.2 million for relocation packages and separation costs associated with the relocation of senior management to Reston, Virginia, €0.6 million for other separation expenses and €0.5 million for early termination of an operating lease contract. The 2005 savings associated with the consolidation of senior management and finance, legal and administrative departments in Reston, Virginia were partially offset by fees for arbitration proceedings associated with Genesys Teleconferencia Iberia SA, a Spanish joint venture in which we purchased our partners’ interests in February 2006 following a final award in the arbitration proceedings, and, to a lesser extent, costs related to Sarbanes-Oxley compliance.

Restructuring Charge

The restructuring charge of €0.3 million in 2005 is primarily due to a reorganization of our former Global Video division. The restructuring charge of €2.2 million in 2004 was associated with the consolidation of our senior management and general and administrative departments in Reston, Virginia (€1.1 million), which were previously located in Denver, Colorado and Montpellier, France, the closing of the Chanhassen, Minnesota call center (€0.9 million) and separation and severance costs (€0.2 million).

Impairment of Goodwill and Other Intangibles

On a regular basis, we re-evaluate the carrying value of our long-lived assets, consisting primarily of goodwill and other intangible assets. As a result of this assessment, reflecting the 2004 industry environment and continued price erosion, we recorded a non-cash reduction of €75.4 million in the carrying value of goodwill and other intangible assets in the second quarter of 2004. We did not record any impairment charge in 2005. The 2004 impairment charge included €53.4 million relating to North America goodwill and €22.0 million relating to the carrying value of North America customer lists, which were identified during the acquisition of Vialog in 2001. For additional information regarding this impairment charge and, in particular, regarding the facts and circumstances that led to the impairment charge, see Note 3 to our consolidated financial statements included in this annual report.

Amortization of Intangibles

Amortization of intangibles decreased by 33.5%, from €5.4 million in 2004 to €3.6 million in 2005. As a percentage of total revenues, amortization of intangibles decreased from 3.9% in 2004, to 2.5% in 2005. The decrease is due to the reduced level of intangible assets in 2005 as compared to 2004, resulting from the impairment of North America customer lists recorded in the second quarter of 2004.

Operating Income (Loss) by Segment

The following table breaks down our operating income (loss) by segment for each of 2004 and 2005.

	Year ended December 31,
	2004	2005
	(in thousands of €)
North America (1)	(68,697)	10,890
Europe	23,825	24,424
Asia-Pacific	1,105	2,831
Corporate (2)	(27,678)	(26,281)
Total operating income (loss)	(71,445)	11,864

(1)             North America includes €75.4 million of impairment of goodwill and other intangible assets in 2004.

(2)             Corporate includes primarily non-operating charges and expenses and research and development expenses.

EBITDA

Our EBITDA increased from €19.3 million, or 13.9% of revenue in 2004, to €24.0 million, or 16.9% of revenue in 2005. For a reconciliation of EBITDA to net income (loss), see “Overview—Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)” above.

The following table sets forth our EBITDA by segment for 2004 and 2005, both as an absolute amount and as a percentage of segment revenue.

	Year ended December 31,
	2004		2005
	in thousands of €	% of segment revenue	in thousands of €	% of segment revenue
North America	14,741	20.6%	16,943	23.9%
Europe	26,611	46.4%	26,620	45.2%
Asia-Pacific	1,471	14.6%	3,172	25.8%
Corporate	(23,516)	n.s.	(22,686)	n.s.
Total	19,307	13.9%	24,049	16.9%

Our EBITDA margin increased mainly due to charges associated with our restructuring and centralization that were recorded in 2004 (attributable mainly to North America and Corporate). The centralization of senior management and finance, legal and administrative departments in Reston, Virginia, completed in the second half of 2004, has begun to generate savings that have a favorable impact on our 2005 EBITDA. In addition, our higher EBITDA margin related to the continued shift from operator-attended services (Genesys Event Service) to higher margin automated services (Genesys Meeting Center) as well as a reduction in long distance transport due to renegotiated lower rates. The positive influences on EBITDA were partially offset by increased investment in sales and marketing, as described above.

Financial Income (Expense)

Net financial expense increased 19.0%, from €7.0 million in 2004 to €8.3 million in 2005. The increase of €1.3 million is mainly due to an increase in the effective interest rate of Genesys’ debt denominated in U.S. dollars, which was partially offset by the volatility of the U.S. dollar against the euro. Additionally, we recorded an expense of €1.1 million in 2005 for amendment and waiver fees related to certain financial covenants as required by our principal credit facility. See “—Liquidity and Capital Resources” below for additional information.

Income Tax

We recorded a €0.3 million benefit for income taxes in 2005, compared to €2.6 million of expense in 2004. The income tax benefit in 2005 includes €2.0 million of deferred tax credits partially offset by €1.7 million in current tax provisions. The €2.6 million of expense in 2004 corresponds primarily to the reduction of certain deferred tax liabilities as a result of the €22.0 million impairment charge taken in the second quarter of 2004 against the North American customer lists, partially offset by an income tax provision of €2.5 million in 2004.

Net Income (Loss)

For the foregoing reasons, we recorded net income of €3.9 million in 2005, compared to a net loss of €80.9 million in 2004. This difference reflects mainly amortization, impairment of intangibles and goodwill and reversal of deferred tax liabilities associated with amortization and impairment, without which net income would have amounted to €5.4 million in 2005, compared to a net loss of €0.2 million in 2004. This increase mainly reflects the €5.8 million increase in gross profit in 2005 compared to 2004, as described above.

Year ended December 31, 2004 compared with year ended December 31, 2003

Revenue

Total revenue decreased 12.8% from €159.5 million in 2003 to € 139.0 million in 2004. The principal reason for the decline in our revenue was the 9.0% decline in the value of the U.S. dollar against the euro in 2004. Based on 2003 exchange rates, our euro revenue in 2004 would have been 4.0% below our euro revenue in 2003. This decline was also due to the net impact of the continued and expected shift in our product mix from operator-attended services to our lower-priced, automated services and the declining price of our products, partially offset by an increase in conferencing minutes sold.

Operationally, we realized significant volume increases. Our call volume minutes increased from 1,312 million in 2003, to 1,512 million in 2004. Automated services represented 89.9% of total call volumes in 2004, compared to 83.4% in 2003.

The following table breaks down our revenue by segments (excluding intercompany sales) for each of 2003 and 2004 in euros and expressed as a percentage of total revenue:

	Year ended December 31,
	2003		2004
	in thousands of €	% of revenue	in thousands of €	% of revenue
North America	92,943	58.3%	71,613	51.5%
Europe	58,289	36.5%	57,329	41.2%
Asia-Pacific	8,268	5.2%	10,096	7.3%
Total revenues	159,500	100.0%	139,038	100.0%

In North America, our revenue decreased 23.0%, principally due to price erosion, our customers’ increased use of lower-priced services and the 9.7% depreciation of the value of the U.S. dollar against the euro. In U.S. dollars, our North American revenue decreased by 15.0% from $101.5 million in 2003 to $86.3 million in 2004. Our European revenue decreased by 1.6% primarily as a result of price erosion. Our Asia-Pacific revenue increased by 27.3%; this increase is mainly explained by higher volume.

Among our services, we continue to experience a shift from our operator-assisted services to our Genesys Meeting Center services. The following table sets forth our revenue for 2003 and 2004 by category and expressed as a percentage of total revenue.

	Year ended December 31,
	2003		2004
	in thousands of €	% of revenue	in thousands of €	% of revenue
Genesys Meeting Centers	108,272	67.8%	104,595	75.2%
Genesys Event Service(1)	44,579	28.0%	29,582	21.3%
Other	6,649	4.2%	4,861	3.5%
Total revenue	159,500	100.0%	139,038	100.0%

(1)             For the period from January 2003 to September 2003, revenues set forth under the heading Genesys Event Service relate to Genesys Events and Managed Services. See “Overview—Key Factors Affecting Results of Operations—Revenue” above.

Revenue from our Genesys Meeting Center platform decreased by 3.4%, from €108.3 million during 2003 to €104.6 million during 2004. The main reason for the decrease is the depreciation of the value of the U.S. dollar against the euro. Based on 2003 exchange rates, our Genesys Meeting Center revenues in euros would have increased by 6.4% in 2004 compared to 2003. Call volume minutes increased, from 1,094 million in 2003 to 1,356 million in 2004. This call volume increase was mainly attributable to the continued migration of customers from our assisted services to Genesys Meeting Center services in 2004, as well as increased utilization of these services by our existing customers. As in the past, the effects of this volume increase were partially offset by price erosion associated with intense competition, in particular in the context of bidding for major client contracts.

Revenue from our Genesys Event Service platform (or its predecessor) decreased by 33.6%, from €44.6 million during 2003 to €29.6 million during 2004, primarily due to the decrease in volume, related in part to the continued migration of our customers to our automated service, as well as the depreciation of the value of the U.S. dollar against the euro during this period. Based on 2003 exchange rates, our Genesys Event Service revenues in euros would have decreased by 26.6% in 2004 compared to 2003. Call volume minutes also decreased by 30.0%, from 213 million in 2003 to 152 million in 2004.

Other revenue decreased by 26.9% from €6.6 million in 2003 to €4.9 million in 2004, principally due to the continuing decrease in volume related to the migration to other services, accentuated by the depreciation of the value of the U.S. dollar against the euro and price erosion. Based on 2003 exchange rates, Other revenue in euros would have decreased by 19.7% in 2004 compared to 2003. Conferencing volume minutes decreased, from 3.9 million in 2003 to 3.6 million in 2004.

Gross Profit

Our gross profit decreased by 16.0%, from €102.4 million in 2003 to €85.9 million in 2004. This decrease is principally due to price erosion and, to a lesser extent, depreciation of the value of the U.S. dollar against the euro. As a percentage of our revenue, gross profit decreased from 64.2% in 2003 to 61.8% in 2004. The gains in gross margin from the migration to higher-margin automated services were offset by price erosion due to competitive pressures.

The following table sets forth our gross profit by segment for 2003 and 2004, both as an absolute amount and as a percentage of segment revenue.

	Year ended December 31,
	2003		2004
	in thousands of €	% of revenue	in thousands of €	% of revenue
North America	52,312	56.3%	36,111	50.4%
Europe	45,116	77.4%	43,632	76.1%
Asia-Pacific	4,929	59.6%	6,199	61.4%
Total gross profit	102,357	64.2%	85,942	61.8%

The 6.5% decrease in our gross profit, expressed as a percentage of revenue, in North America resulted principally from price erosion that was only partially offset by the migration to higher-margin automated services. In Europe, price erosion also explains the decrease of 1.7% in gross profit expressed as a percentage of revenue. The improvement of 1.7% in our gross margin expressed as a percentage of revenue in Asia-Pacific was due primarily to an increase in volumes, particularly higher-margin automated services.

Operating Loss and Operating Expenses

Our operating loss increased from €15.7 million in 2003 to € 71.4 million in 2004. The magnitude of our 2003 and 2004 operating losses was primarily a result of impairment charges recorded following the application of Statement of Financial Accounting Standards No. 142 and Statement of Financial Accounting Standards No. 144, as discussed below. As a result of an evaluation of our long-term assets, we recorded impairment charges of €28.1 million and €75.4 million in 2003 and 2004, respectively. In 2003, this impairment charge included €3.1 million relating to North America goodwill and €24.9 million relating to the carrying value of North America customer lists, which were identified during the acquisition of Vialog in 2001. The impairment charges recorded in 2004 are detailed above. Excluding the impact of impairment of goodwill and other intangibles, our operating income would have been € 12.3 million and €4.0 million in 2003 and 2004, respectively. The decrease in 2004 is partly due to the restructuring charge and non-recurring items described above. The following table breaks down our operating costs and expenses that are not included in cost of revenue for 2003 and 2004 by major category.

	Year ended December 31,
	2003		2004
	in thousands of €	% of revenue	in thousands of €	% of revenue
Research and development	4,183	2.6%	3,750	2.7%
Selling and marketing	37,394	23.4%	35,839	25.8%
General and administrative	37,729	23.7%	34,773	25.0%
Restructuring charge	1,115	0.7%	2,242	1.6%
Impairment of goodwill and other intangibles	28,057	17.6%	75,401	54.2%
Amortization of other intangibles	9,595	6.0%	5,382	3.9%
Total operating expenses	118,073	74.0%	157,387	113.2%

Research and Development

Our research and development expenses decreased, from €4.2 million in 2003 to €3.8 million in 2004. As a percentage of our total revenue, research and development expenses increased slightly from 2.6% in 2003 to 2.7% in 2004. In 2004, our major research and development activities were the continued development of enhancements of our Genesys Meeting Center and Genesys Event Service platforms.

Selling and Marketing

Our selling and marketing expenses decreased by €1.6 million, or 4.2%, from €37.4 million in 2003 to €35.8 million in 2004. The decrease in our selling and marketing expenses is principally a result of the favorable effects of the depreciation of the value of the U.S. dollar against the euro. Expressed as a percentage of our total revenue, our selling and marketing expenses increased from 23.4% in 2003 to 25.8% in 2004. The increase as a percentage of total revenue is mainly due to price erosion, which has had a negative impact on our revenue, and expenses associated with a new outsourcing relationship aimed at maintaining and growing the small business segment of our customer list. Selling and marketing efforts remain focused on further penetrating the market, particularly to large enterprises, and increasing global brand awareness.

General and Administrative

Our general and administrative expenses decreased by €2.9 million, or 7.8%, from €37.7 million in 2003 to €34.8 million in 2004. The decrease in our general and administrative expenses is principally the result of the favorable effects of the depreciation of the value of the U.S. dollar against the euro. Expressed as a percentage of total revenue, our general and administrative expenses increased from 23.7% in 2003 to 25.0% in 2004. The increase as a percentage of total revenue is mainly due to lower revenues and non-recurring expenses in 2004. Excluding the non-recurring items, our general and administrative expenses would have amounted to €32.5 million, or 23.3% of revenues in 2004.

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

Operating Loss by Segment

The following table breaks down our operating loss by segment for each of 2003 and 2004.

	Year ended December 31,
	2003	2004
	(in thousands of €)
North America (1)	(12,298)	(68,697)
Europe	21,658	23,825
Asia-Pacific	1,004	1,105
Corporate (2)	(26,080)	(27,678)
Total operating loss	(15,716)	(71,445)

(1)             North America includes €28.0 million and €75.4 million of impairment of goodwill and other intangible assets in 2003 and 2004, respectively.

(2)             Corporate includes primarily non-operating charges and expenses and research and development expenses.

EBITDA

Our EBITDA decreased from €32.8 million, or 20.6% of revenue in 2003, to €19.3 million, or 13.9% of revenue in 2004. For a reconciliation of EBITDA to net loss, see “Overview—Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)” above.

The following table sets forth our EBITDA by segment for 2003 and 2004, both as an absolute amount and as a percentage of segment revenues.

	Year ended December 31,
	2003		2004
	in thousands of €	% of segment revenue	in thousands of €	% of segment revenue
North America	28,468	30.6%	14,741	20.6%
Europe	24,157	41.4%	26,539	46.3%
Asia-Pacific	1,375	16.6%	1,471	14.6%
Corporate	(21,197)	n.s.	(23,444)	n.s.
Total	32,803	20.6%	19,307	13.9%

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

Income Tax

We recorded €2.6 million of expense for income taxes in 2004 compared to €1.3 million in 2003. We recorded income tax provisions of €2.5 million and €2.5 million in 2003 and 2004, respectively. The 2003 income tax provision was partially offset by a €1.2 million deferred tax credit related to an adjustment to the valuation allowance recorded against our net deferred tax assets.

Net Loss

For the foregoing reasons, we recorded a net loss of €80.9 million in 2004 compared to a net loss of €21.5 million in 2003. Our net loss per share was €4.41 in 2004, compared to €1.29 in 2003, reflecting our increased net loss. Excluding the charges for impairment and amortization of goodwill and other intangible assets, we would have recorded a net loss of €0.1 million in 2004, compared to net income of €16.2 million in 2003.

Liquidity and Capital Resources

General

Our liquidity requirements are driven primarily by our working capital requirements, capital expenditures for telecommunications and bridging equipment and, to a lesser extent, servers, computers and software, and debt service requirements. To date, we have funded our liquidity requirements through a combination of equity offerings, borrowings (including bank financings and convertible debt issuances), and operating cash flow. At December 31, 2005, our principal sources of liquidity included €4.1 million in net cash (cash and cash equivalents, including restricted cash and net of bank overdrafts). Under the terms of our U.S. $125 million credit facility, additional indebtedness is limited, which may limit our ability to borrow under our short-term credit facilities. This U.S. $125 million facility, which is described in more detail below, was amended on April 30, 2003, August 6, 2004, and December 15, 2005, to reschedule repayments, adjust our financial covenants and, most recently, to increase the revolving loan portion of the credit facility. On September 30, 2005, we obtained prospective waivers from our bank lenders for any financial covenant defaults from September 30, 2005 through September 30, 2006. On December 15, 2005, this prospective waiver was extended to cover the period ending December 31, 2006.

On February 22, 2006, we completed a planned recapitalization that included the amendment and restatement of our U.S. $125 million credit facility, a U.S. $65 million equity offering and certain other transactions relating to our shares. The equity offering was implemented through the distribution to our shareholders, free of charge, of warrants to subscribe to new shares. Shareholders were able to exercise their warrants until February 15, 2006, and ADS holders were able to exercise their warrants until February 13, 2006. The warrants exercise period was followed by a private placement to institutional investors outside the United States. 51,490,530 new shares were issued as a result of the offering, representing gross proceeds of $65 million.

The proceeds of the offering were used primarily to prepay amounts outstanding under our U.S. $125 million credit facility, which was amended on January 27, 2006. As a result, on March 2, 2006, the amount outstanding under our credit facility was reduced to approximately U.S. $38 million (approximately  €32 million).

We believe that our capital resources are sufficient to meet our current working capital and other cash needs for at least the next twelve months.

Cash Flows

Cash and cash equivalents decreased from €7.4 million at the end of December 2004 to €5.8 million at the end of December 2005.

We generated cash of €16.2 million in operating activities in 2005, compared to €11.5 million in 2004. The increase of €4.7 million resulted mainly from higher gross profit and EBITDA related to the continued shift from operator-attended services (Genesys Event Service) to higher margin automated services (Genesys Meeting Center) as well as a reduction in long distance transport due to renegotiated lower rates. EBITDA increased by €4.7 million, from €19.3 million in 2004 to €24.0 million in 2005.

We used cash of €6.3 million in investing activities in 2005, compared to €3.9 million in 2004. Our capital expenditures as a percentage of revenue were 5.9%, 2.8% and 4.5% of revenues in 2003, 2004 and 2005, respectively. Our increased capital expenditures in 2005 compared to 2004 reflect the purchase of additional bridging equipment and servers related to increased volumes as well as planned investment in our Genesys Meeting Center platform, VoIP technology and back office systems. Our capital expenditures as a percentage of revenue were also lower in 2004 because accelerated capital expenditures of €3.5 million were made at the close of 2003 in order to benefit from reduced prices offered by our providers. We expect to continue our capital investments in research and development, in particular in connection with the commercial introduction of VoIP functionality. We anticipate that capital expenditures in 2006 will incorporate a greater proportion of spending on IP-related network equipment.

We used cash of €12.5 million in financing activities in 2005, reflecting primarily the payment of €13.0 million of principal on our debt, including mainly U.S. $12.0 million, or €9.7 million, under our U.S. $125 million credit facility. We also repurchased all of our remaining outstanding convertible notes for an amount of €3.2 million. These payments were partially offset by a €0.8 million cash inflow from our receivables factoring program (see Note 6 to the consolidated financial statements included in this annual report for further details regarding our receivables factoring program).

Contractual Obligations and Commercial Commitments

As of December 31, 2005, the repayment schedule for all of our contractual obligations and commercial commitments is as follows:

	Payments due by period
	2006	2007- 2008	2009- 2010	2011 and thereafter	Total
	(in thousands of €)
Term loans, variable rate	13,563	52,598	—	—	66,161
Revolving loans, variable rate	—	8,477	—	—	8,477
Interest free loan from ANVAR	70	—	—	—	70
Capital lease obligations	4	39	—	—	43
Total long-term debt, excluding accrued interest	13,637	61,114	—	—	74,751
Operating leases	4,237	5,166	2,577	736	12,716
Other long-term liabilities(1)	627	340	—	358	1,325
Total contractual cash obligations	17,807	64,620	2,577	1,094	88,792

(1)             Other long-term liabilities include primarily accrued restructuring expenses associated with consolidation of call centers.

Pro Forma Contractual Obligations and Commercial Commitments (Unaudited)

As described above, we successfully completed an equity offering and recapitalization in the first quarter of 2006. We used approximately $50 million of the proceeds of the offering to repay a significant portion of our long-term debt. The following table presents our contractual obligations and commercial commitments on a pro forma basis, reflecting this debt repayment and amended repayment schedule on the December 31, 2005 balances:

	Pro forma payments due by period (unaudited)
	2006	2007- 2008	2009- 2010	2011 and thereafter	Total
	(in thousands of €)
Term loans, variable rate	1,026	26,990	—	—	28,016
Revolving loans, variable rate	—	4,238	—	—	4,238
Interest free loan from ANVAR	70	—	—	—	70
Capital lease obligations	4	39	—	—	43
Total long-term debt, excluding accrued interest	1,100	31,267	—	—	32,367
Operating leases	4,237	5,166	2,577	736	12,716
Other long term liabilities(1)	627	340	—	358	1,325
Total contractual cash obligations	5,964	36,773	2,577	1,094	46,408

Bank Financing Amendments and Recapitalization

U.S. $125 Million Credit Facility

On April 20, 2001, we and Vialog entered into a U.S. $125 million credit facility agreement with BNP Paribas, CIBC World Markets and Fortis Bank. This credit facility, which was amended thereafter, replaced our then outstanding U.S. $35 million multi-currency term loan and the long-term debt of Vialog (U.S. $75 million senior notes payable) that existed prior to our acquisition of Vialog. Prior to the signature of certain amendments on April 30, 2003, August 6, 2004, December 15, 2005, and January 27, 2006, the U.S. $125 million credit facility included the following terms:

•       A U.S. $50 million senior term loan facility granted to Vialog, which was used by Vialog to refinance its existing debt. This facility initially matured on April 28, 2006 and bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

•       A U.S. $30 million senior term loan facility granted to Vialog, which was used by Vialog to refinance its existing debt. This facility initially matured on October 31, 2006 and bears interest at the rate of Libor USD plus a margin of 3.15% per annum.

•       A U.S. $35 million senior term loan facility granted to our company, which we used to partially refinance our existing debt. This facility initially matured on April 28, 2006 and bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

•       A U.S. $5 million revolving loan facility granted to Vialog, to be used by Vialog for working capital purposes. This facility bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

•       A U.S. $5 million revolving loan facility granted to our company, which we use for working capital purposes. This facility bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

On April 11, 2003 and August 6, 2004, we signed two separate amendments to our U.S. $ 125 million credit facility. Both of these amendments provided for the rescheduling of principal repayments and adjustments to our financial covenants.

Prior to the amendments, the U.S. $50 million and U.S. $35 million term loans granted to Vialog and our company, respectively, were to be repaid in semi-annual installments in accordance with the schedule set forth in the credit facility agreement. The U.S. $30 million facility was to be repaid in one payment at maturity.

On December 15, 2005, we signed an amendment to the April 2001 U.S. $125 million credit facility with our lenders. As part of the amendment, the prospective waivers from our bank lenders were extended for any financial covenant defaults from September 30, 2005 through December 31, 2006. Also under this amendment, the Company’s lenders have agreed to increase the variable rate revolving loan portion of the credit facility by U.S. $6 million. This increase in the credit facility was intended to finance working capital needs and certain payments in connection with the arbitration proceedings with respect to Genesys Teleconferencia Iberia S.A.

On January 27, 2006, our principal credit facility was amended as part of a financial recapitalization. This amendment became effective upon the closing of our issuance of new shares and the satisfaction of certain conditions. The amendment requires us to use commercially reasonable efforts to refinance the credit facility; however, we are not required to enter into a refinancing arrangement if it would provide for interest terms at an average rate greater than LIBOR + 4% per annum, or that contains other commercially unreasonable terms. The Company is also not required to refinance with one of the Company’s existing lenders. If we fail to refinance the credit facility in full by October 31, 2006, we will pay interest at 1.0% per annum above the rate we currently pay from November 1, 2006 to April 30, 2007, at 2.0% per annum above the rate we currently pay from May 1, 2007 to October 31, 2007, at 3.0% per annum above the rate we currently pay from November 1, 2007 to April 30, 2008, and at 4.0% per annum above the rate we currently pay from May 1, 2008 to October 31, 2008.

Under the credit facility, if we fail to meet certain of the covenants imposed by the credit facility, we will be required to undertake one of several transactions (described below), failing which our debt would be in default and subject to acceleration by our creditors.

Under the amendment, the principal payment schedule has been amended.

	Repayments according to August 6, 2004 amendment	Repayments according to January 27, 2006 amendment	Difference of repayments
	(in millions of U.S. dollars)
2006	$16.0	$1.2	$(14.8)
2007	$22.3	$11.9	$(10.4)
2008	$49.8	$25.0	$(24.8)
Total	$88.1	$38.1	$(50.0)

Under the amendment, interest will continue to be paid according to the original schedule (i.e., semi-annually on April 30 and October 31). We have also agreed to prepay certain amounts of the debt if our excess cash flows exceed certain levels.

The 2006 Amendment adjusts the level of our existing financial covenants and deletes the financial covenants that previously required us to maintain a minimum level of EBITDA as defined, and prohibited us from incurring capital expenditures in excess of certain levels. The financial covenants in the 2006 Amendment establish threshold levels at which we would be able to implement certain transactions before our bank lenders could declare us in default under the credit agreement. However, if we fall below certain base levels, our lenders could declare us in default.

The amended threshold financial covenants are as follows:

•       we must maintain a cash cover ratio (consolidated cash flow over consolidated debt service) at or above specified levels varying from 0.82 to 3.25 for each quarter ending from March 31, 2006 to September 30, 2008;

•       we must maintain an interest cover ratio (consolidated EBITDA over consolidated net interest expense) of no less than 4.12 as at March 31, 2006, increasing progressively to 17.71 as at September 30, 2008; and

•       we must maintain a leverage ratio (outstanding consolidated net indebtedness over consolidated EBITDA) for each quarter of no more than 1.68 as at March 31, 2006, decreasing progressively to 0.04 as at September 30, 2008.

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

In addition to the threshold financial covenants described above, we must respect the following base financial covenants:

•       we must maintain a cash cover ratio at or above certain levels varying from 0.69 to 2.74;

•       we must maintain an interest cover ratio of no less than 3.47 as at March 31, 2006, increasing progressively to 14.91 in 2008; and

•       we must maintain a leverage ratio of no more than 1.92 as at March 31, 2006, decreasing progressively to 0.04 in 2008.

Compliance with the ratios listed above is tested quarterly, at the end of each quarter through September 30, 2008. All ratios are tested under U.S. GAAP.

In addition the 2006 Amendment prohibits our payment of dividends. We have pledged as security for our credit facility the shares of our principal subsidiaries, as well as the cash and equivalents and accounts receivable of our principal U.S. subsidiary. If our financial results do not reach the levels required by our debt covenants and we are unable to obtain a waiver from our lenders, our debt would be in default and subject to acceleration by our lenders.

Under the credit facility, if we fail to meet certain of the covenants imposed by the credit facility, we will be required to undertake one of several extraordinary transactions (described below), failing which our debt would be in default and subject to acceleration by our creditors.

On February 22, 2006, we completed a financial recapitalization that included a U.S. $65 million share offering (the “Share Offering”), the proceeds of which were used to repay more than half of the total debt. The Share Offering was made to the Company’s existing shareholders, who received warrants granting the right to subscribe for new shares. As a result of the Share Offering, 51,490,530 new shares were issued. Through this repayment, we have reduced the debt outstanding under our credit facility to approximately $38.1 million (approximately €32.4 million).

Rights Offering Completed in 2003

In August 2003, we raised €6.2 million in cash, inclusive of the issuance premium, in an equity rights offering, with preferential subscription rights. We agreed to use the proceeds of the rights offering, which were deposited in an escrow account, to repay the principal of, or repurchase, our 3% Convertible Bonds due 2004 and 2005.

3% Convertible Bonds

On August 6, 1999, we issued 1,524,390 3% convertible notes, each with a principal amount of €18.37, for €16.40 each. Each note was originally convertible into one share of our common stock, and unless converted, was originally due September 1, 2004. 476,323 notes were not converted into common stock and have been subsequently repurchased, as described below.

On May 26, 2003, at our request, the bondholders of the 3% convertible bonds due in 2004 approved the rescheduling of 50% of the principal repayment (all of which was previously due September 1, 2004). In February 2004, we repurchased 125,330 convertible notes (with a principal amount of €2.3 million) for an amount of €2.2 million, utilizing the escrow account created after the rights offering completed in 2003. We repaid 50% of the principal of the outstanding bonds on September 1, 2004 and the remaining 50% of the outstanding principal (€3.2 million) on October 31, 2005.

Other Commitments

We lease our facilities and some of our equipment under long-term operating leases. As of December 31, 2005, our aggregate minimum payments due under non-cancelable operating leases are €4.2 million in 2006, €2.9 million in 2007, €2.3 million in 2008, €1.8 million in 2009, €0.8 million in 2010, and €0.7 million thereafter, for a total of €12.7 million. We also have obligations under capital leases that total less than €0.1 million, excluding the interest portion.

On December 11, 2003, we entered into a new financial instrument named CAP 6 months 3.00% Knock Out (KO) 5.00% to hedge our exposure on our outstanding debt denominated in U.S. dollars for the period between May 1, 2004 and October 30, 2008. This new financial instrument replaced the interest rate swap financial instrument that expired on April 30, 2004. The full cost of U.S. $354 thousand for this financial instrument was paid in 2003.

The fair value adjustment of the Knock-Out CAP as a result of changes in market interest rates is recognized as other financial income (expenses), as we are not able to apply the special hedge accounting treatment prescribed under SFAS 133. The fair value adjustment amounted to €568 thousand at December 31, 2005.

We do not have any material guarantees outstanding, nor do we have any securitization or other off balance sheet financing arrangements, other than those described in Note 13, Commitments and contingencies, to our consolidated financial statements included in this annual report.

Shareholders’ agreement of Genesys Teleconferencia Iberia S.A.

On February 10, 2006, we purchased the 80% interest of our partners in our Spanish subsidiary, Genesys Teleconferencia Iberia S.A. which has been renamed Genesys Iberia. We paid the purchase price of €4.8 million in cash using the additional revolving amount under our principal credit facility prior to our recapitalization. This amount was repaid with a portion of the proceeds of the equity offering completed on February 22, 2006. The purchase price allocation has not been finalized.

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

Allowance for doubtful accounts

We evaluate our ability to collect outstanding accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet our financial obligations to us (e.g., bankruptcy filings, failure to pay amounts due to us or others), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past write-off history (average percentage of receivables written off historically), and the length of time the receivables are past due. If circumstances change (e.g., higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet our financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount.

Impairment of goodwill and identifiable intangible assets

In reviewing the recoverability of our goodwill and identifiable intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. Establishing these assumptions requires us to exercise significant judgment, often on a subjective basis. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. During 2003 and 2004, we recorded an impairment charge on these assets of €28.1 million, €75.4 million, respectively. We did not record an impairment charge in 2005.

We follow Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Under SFAS 142, we are required to review our goodwill for impairment on an annual basis. Based on the circumstances and underlying assumptions made when the impairment reviews are performed in the future, further impairment charges could be required. For additional information regarding impairment of goodwill and identifiable intangible assets, see Note 3 to our consolidated financial statements included in this annual report.

We continue to amortize our identifiable intangible assets that have determinable lives, but we are required to review the recoverability of these assets whenever events or changes in business circumstances indicate that the assets may be impaired. Based on the circumstances and underlying assumptions made at the time of these reviews, further impairment charges could be required.

   Development of software for internal use

We account for the costs of computer software developed or obtained for internal use in accordance with Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. We capitalize costs of materials, consultants and payroll and payroll related costs for employees incurred in developing internal-use software. We capitalized  €1,585, €1,174, and €2,606 during 2003, 2004 and 2005, respectively. These costs are included in software and systems and software development in progress as disclosed in Note 4 to our consolidated financial statements. The net book value related to internal use software totaled €5,059 and €5,663 at December 31, 2004 and 2005, respectively. Costs incurred during the preliminary project and post-implementation stages are charged to expense.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income for each subsidiary and the expected timing of the reversals of existing temporary differences. As a result of this review, we have recorded a deferred tax asset of €2.4 million at December 31, 2005, and we have established a full valuation allowance on the remaining amount of our deferred tax assets.

Item 6.   Directors, Senior Management and Employees

A.   Directors and Senior Management

Directors

In accordance with our bylaws (statuts), we are managed by our board of directors (conseil d’administration), which must be composed of a minimum of 3 and a maximum of 18 members. Our board of directors is currently composed of five members. Each member of the board of directors is appointed for a term of up to six years and we cannot have more than one third of our directors be older than 70 years of age. Under French law, the board of directors has broad authority to take actions in the name of our company within the scope of our corporate purpose (subject to the authority expressly reserved by law to the shareholders). In accordance with our bylaws, each director must be the direct legal owner of at least one of our shares throughout his or her term of office.

The names and positions of the current members of our board of directors, their ages, business experience, dates of initial appointment, the year in which their current term expires and information on their principal business activities outside our company are as follows:

François Legros	Age:	40
Chairman and	First elected:	June 1997
Chief Executive Officer	Term expires:	2008
	Principal occupation:	Chairman and Chief Executive Officer, Genesys
	Other directorships and business experience:	Former Managing Director and Chief Financial Officer, Genesys
Thomas Abbott	Age:	62
Director	First elected:	June 2003
	Term expires:	2006
	Principal occupation:	Retired
	Other directorships and business experience:	Former Executive of Lucent Technologies
David Detert	Age:	68
Director	First elected:	June 2003
	Term expires:	2006
	Principal occupation:	Retired
	Other directorships and business experience:	Former Executive Vice President and Chief Strategy Officer, Genesys; Former President of the Daretel Group
Patrick S. Jones	Age:	61
Director	First elected:	June 2001
	Term expires:	2007
	Principal occupation:	Private investor
	Other directorships and business experience:

Director of Liberate Technologies Inc., Smart Trust AB, Trema AB and Lattice Semiconductor; Former Senior Vice President, Chief Financial Officer, Gemplus S.A.; Former Vice President Finance and Corporate Controller of Intel Corp.

Frédéric Spagnou	Age:	47
	First elected:	August 2004
	Term expires:	2008
	Principal occupation:	Vice President Marketing, Amadeus (France)
	Other directorships and business experience:

Director of Centre d’Etude et de Prospective Stratégique and Université des Arts et Métiers; Former Chief Operating Officer and President of Gemplus France; Former Vice President of Apple Computer Europe

Mr. Thomas Abbott’s and Mr. David Detert’s terms of service will expire at our 2006 annual general shareholders’ meeting. We currently plan to propose that the shareholders’ meeting renew Mr. Detert’s appointment for an additional three-year term. Mr. Abbott has requested that his appointment not be renewed.

At its meeting on May 9, 2006, our board of directors decided to propose that our next shareholders meeting, scheduled for June 16, 2006, appoint Mr. Bo Dimert as a member of our board of directors for a three year term.  Mr. Dimert is currently working as a board representative for five technology companies based in Sweden, including Telelogic AB, and is the non-executive Chairman of four of these boards. He is also a member of the board of directors of the Sweden-America Foundation and has extensive leadership experience in IT- and technology companies. From 1995 to 2000, Mr. Dimert worked at Ericsson, where as President and CEO of Ericsson Inc. and Executive Vice President of the Ericsson Group he was most recently responsible for all activities of the Ericsson Group in North America. Prior to Ericsson, he held leadership positions at the Digital Equipment Corporation and at IBM Corporation. Mr. Dimert does not own any ordinary shares or options to acquire shares of our company.

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

Jim Huzell, President.   Mr. Huzell joined our company as Chief Operating Officer in 2000 and was named President, Group in June 2002. Prior to joining our company, Mr. Huzell spent eight years as Managing Director of Scanmarket AB, a consulting business, working on business development projects for mobile telephone companies such as Ericsson and Nokia as well as with several other technology ventures. Prior to joining Scanmarket, Mr. Huzell served for four years as Chief Executive Officer of Comvik, the first independent mobile telephone operator in Europe.

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

Denise Persson, Executive Vice President of Marketing.   Ms. Persson joined our company in 1996 as Marketing Manager for our first foreign subsidiary in Sweden. Ms. Persson later joined the marketing team in France as product manager and was appointed Marketing Director in 1999, and promoted to Vice President of Marketing in February 2001. She has held her present position since January 2003. Prior to joining our company, Ms. Persson served in various sales and marketing positions at Commodore and Kuwait Petroleum in Sweden.

Shelly Robertson, Executive Vice President and Chief Operating Officer.   Ms. Robertson entered the teleconferencing industry with employment at ACCESS Teleconferencing Inc in January 1994 (which later became Vialog Corporation in 1998, and which we acquired in 2001). At ACCESS/Vialog her positions included Operations Director and Director of Operations Integration. Since our acquisition of Vialog, Ms. Robertson has held management positions at our company, including Vice President, North America Operations and Vice President, Global Operations.

Jim Lysinger, Executive Vice President, Sales & Marketing North America & Europe.   Mr. Lysinger joined our company as a result of our 1999 acquisition of Williams Conferencing. He has a combined eighteen years of telecom industry experience. He has been in his current position since October 2004. In prior years, he served as Executive Vice President and Managing Director Europe from 2002 to 2004, and Vice President of Sales North America from 1999 until 2002. At Williams Conferencing (and previously at ITC, which was acquired by Williams Conferencing), he was responsible for the Channel Sales Group. Prior to ITC/Williams, Mr. Lysinger spent eight years with Sprint Corporation in various sales and sales management positions.

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

B.   Compensation

Compensation

In 2005, the aggregate amount of compensation paid to our directors and senior management (12 persons in total) for services in all capacities, excluding former directors and senior management who left our company during the year, was €2.8 million. Of this amount €143,000 consisted of attendance fees (jetons de présence) paid to members of our board of directors, allocated as set forth below.

Director	Attendance Fees
François Legros	€0
Thomas Abbott	€35,000
David Detert	€42,000
Patrick Jones	€42,000
Frédéric Spagnou	€24,000
Total	€143,000

Our Chairman and Chief Executive Officer received €553,564 in compensation for services in all capacities to our company and our subsidiaries in 2005 before taxes and other charges, consisting of a base salary of €364,564 and a €189,000 bonus. The variable bonus voted by our board of directors for Mr. Legros is based on personal achievement and company revenue and EBITDA measures. He received the full bonus amount of €70,000 associated with his personal goals and €49,000 and €70,000 (of a possible €140,000 each) for the revenue and EBITDA measures, respectively.

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

Stock Options

Under French law, directors may not receive options solely as compensation for service on the board, thus only those directors who are also our employees may receive stock options. During 2005, no options were granted to our directors and senior management.

For additional information regarding our stock options, see “—Share Ownership” below, Item 10 “Additional Information—Share Capital—Stock Options” and Note 10 to our consolidated financial statements included in this annual report.

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

Pension or Retirement Benefits

The aggregate amount that we set aside or accrued to provide pension, retirement or similar benefits for directors and members of senior management during 2005 was €0.29 million.

C.   Board Practices

None of the above directors, or nominees for director, other than François Legros, who is also an employee of our company, has entered into a service contract with our company or any of our subsidiaries providing for benefits upon termination of his service as a director.

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

During 2005, the members of our audit committee were Mr. Jones, Mr. Spagnou and Mr. Abbott.

Compensation Committee

Our board of directors has established a compensation committee. The compensation committee is responsible for:

•       reviewing and making recommendations to our board of directors with respect to compensation (including variable compensation) and benefits for executive officers and taking all related actions that are not reserved for our board;

•       proposing rules for allocation of directors’ fees;

•       proposing to our board of directors a global amount for directors’ fees to be proposed to our shareholders’ meeting;

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

The current members of our disclosure committee are: François Legros; Michael E. Savage; Jim Huzell;, Jim Lysinger; Olivier Fourcade; Denise Persson; Andrew Lazarus; Shelly Robertson; Jon Pilon, Vice President of Accounting; Darden Bell, Director of Internal Control; Patrick Janel, Assistant General Counsel and Marine Pouvreau, Investor Relations Manager.

D.    Employees

We had 1,018 employees worldwide as of December 31, 2005. The table below sets forth the breakdown of employees by geographic area and by main category of activity as of December 31, 2003, 2004 and 2005.

	As of December 31,
	2003	%	2004	%	2005	%
Europe	414	40.1%	386	39.3%	381	37.4%
North America	535	51.8%	499	50.8%	544	53.5%
Asia Pacific	83	8.1%	97	9.9%	93	9.1%
Total	1,032	100.0%	982	100.0%	1,018	100.0%

	As of December 31,
	2003	%	2004	%	2005	%
Sales & Marketing	263	25.5%	271	27.6%	289	28.4%
Research and Development	59	5.7%	71	7.2%	62	6.1%
Operators and Reservationists	336	32.5%	347	35.3%	348	34.2%
Administration and Managerial	270	26.2%	202	20.6%	200	19.6%
MIS and Operations	104	10.1%	91	9.3%	119	11.7%
Total	1,032	100.0%	982	100.0%	1,018	100.0%

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

E.   Share Ownership

The following table sets forth information known to us with respect to the ownership of our ordinary shares as of February 28, 2006 based on 69,798,286 shares outstanding as of such date by each of our directors and named senior management (12 persons total).

Name	Shares Owned		Shares Beneficially Owned(1)	% of Outstanding Shares(2)
François Legros	22,599		446,756	*
Thomas Abbott	2,952	(3)	0	*
David Detert	766		40.599	*
Patrick S. Jones	500	(3)	0	*
Frédéric Spagnou	10		0	*
Olivier Fourcade	606		86,039	*
Jim Huzell	4,372		162,500	*
Michael E. Savage	117		179,959	*
Shelly Robertson	73.5	(3)	86,772	*
Denise Persson	7,800		49,875	*
Jim Lysinger	0		95,373	*
Andrew Lazarus	1,500	(3)	0	*

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

The following table sets forth information with respect to the ownership of options to purchase our ordinary shares as of May 10, 2006 by:

•       Each of our named senior management and directors who own stock options (8 persons total); and

•       All directors who hold stock options and senior management (8 persons total) as a group.

Other than Mr. Legros and Mr. Detert, none of our directors own any stock options.

Name	Number of Shares underlyingoptions		Exercise Price (7)	Expiration Date
François Legros	112,320	(1)	€3.51	06/05/11
	12,363	(2)	€11.27	09/15/07
	23,900	(2)	€10.52	01/07/10
	137,734	(3)	€3.51	06/05/11
	133,000	(4)	€3.20	08/08/11
	203,366	(5)	€3.20	08/08/11
Michael E. Savage	100,000	(4)	€3.44	06/27/11
	1,676	(6)	€11.93	01/26/10
	8,379	(6)	€14.92	02/10/10
	33,515	(6)	€10.63	11/11/09
	26,390	(6)	€31.33	10/02/10
	25,000	(5)	€2.90	05/06/12
Denise Persson	3,000	(2)	€11.27	09/15/07
	7,000	(2)	€39.12	03/08/08
	3,000	(3)	€3.51	06/05/11
	20,000	(4)	€3.51	06/05/11
	27,000	(5)	€3.20	08/08/11
Olivier Fourcade	52,727	(1)	€3.51	06/05/11
	10,000	(3)	€3.51	06/05/11
	37,300	(5)	€3.20	08/08/11
Jim Huzell	100,000	(3)	€3.51	06/05/11
	100,000	(5)	€3.20	08/08/11
Shelly Robertson	15,000	(4)	€3.44	06/27/11
	85,000	(5)	€3.20	08/08/11
	3,351	(6)	€10.63	11/11/09
	335	(6)	€23.87	04/16/09
	1,675	(6)	€13.80	04/29/09
	13,194	(6)	€31.33	10/02/09
Jim Lysinger	10,140	(2)	€11.27	09/15/07
	3,000	(2)	€39.12	03/08/08
	11,858	(3)	€16.26	04/24/09
	45,000	(4)	€3.44	06/27/11
	55,000	(5)	€3.20	08/08/11
David Detert	40,559	(1)	€3.51	06/05/11
All directors who hold stock options and senior management who are employees as a group (8 individuals)	1,461,782

(1)             Granted pursuant to the 1998 plan.

(2)             Granted pursuant to the 1999 plan.

(3)             Granted pursuant to the 2000 plan.

(4)             Granted pursuant to the 2001 plan.

(5)             Granted pursuant to the 2003 plan.

(6)             Granted pursuant to the Vialog stock plans.

(7)             The Genesys options have been re-priced as a result of the February 2006 recapitalization.

Where certain of our senior management are ineligible to receive stock options under French law, we have attributed share appreciation rights, calling for cash payments based on the value of our shares, as one element of compensation. No such cash payments were made in 2005. For additional information regarding our stock options and stock option plans see Item 10 “Additional Information—Share Capital—Stock Options” and Note 10 to our consolidated financial statements included in this annual report.

Item 7.   Major Shareholders and Related Party Transactions

A.   Major Shareholders

The table below shows the beneficial owners of 1% or more of our ordinary shares and ADSs, based on 69,798,286 ordinary shares and 70,142,075 voting rights outstanding as at March 15, 2006.

Company	Number of shares	Number of voting rights(1)	% of share capital	% of voting rights(1)
Denver Investment Advisors(2)	8,752,951	8,752,951	12.54%	12.48%
Trafalgar Asset Managers Limited	7,682,645	7,682,645	11.01%	10.95%
Société Privée de Gestion du Patrimoine	5,781,250	5,781,250	8.28%	8.24%
Moneta Asset Management	1,406,250	1,406,250	2.01%	2.00%
Jane Street Capital LLC	1,381,011	1,381,011	1.98%	1.97%
BNP Europ Telecom & Media FD II LP	968,036	968,036	1.39%	1.38%
JH Whitney & Co	871,758	871,758	1.25%	1.24%
Queensland Investment Corporation	707,100	707,100	1.01%	1.01%

(1)             Pursuant to our statuts (bylaws) shares held in registered form for more than two years, acquire double voting rights. See Item 10 “Additional Information—Memorandum and Articles of Association.”

(2)             Denver Investment Advisors acquired more than 5% of our shares and voting rights without filing a beneficial ownership declaration within five business days of the acquisition, as required in France. Denver Investment Advisors made the necessary filing on June 2, 2005. As a result, it will not be able to exercise its voting rights exceeding 5% of the voting rights in our shareholders’ meetings until June 2, 2007.

Our major shareholders have changed significantly since March 3, 2005 (the date as of which we provided major shareholder information in our annual report on Form 20-F for the fiscal year ended December 31, 2004), in particular as a result of our February 2006 recapitalization. We are not aware of any shareholder agreement with respect to our ordinary shares as of the date of this annual report.

Following our February 2006 recapitalization, the following reports were submitted by our shareholders:

•       Société Privée de Gestion du Patrimoine declared that it had increased its holdings above the level of 5% of shares and voting rights and held 5,781,250 of our ordinary shares representing the same number of voting rights;

•       Trafalgar Asset Managers Limited declared that it had increased its holding above the 5% and 10% levels of shares and voting rights and held 7,682,645 shares representing the same number of voting rights. Trafalgar Asset Managers Limited further stated that it was acting on behalf of a fund of funds, that it was acting alone and that it may acquire further shares in our company but that it had no intention to take control of our company or to demand representation on our board of directors; and

•       BNP Europ Telecom and Media Fund II, LP declared that it had decreased its holdings below the 5% threshold and held 968,036 of our ordinary shares representing the same number of voting rights.

In its June 2, 2005 filing, Denver Investment Advisors declared that it did not intend to take control of our company or to demand representation on our board of directors. It stated further that it may increase or decrease its holdings of our shares based on market conditions.

In a public filing dated April 6, 2005, Part’Com S.A., a company controlled by the Caisse des Dépôts group, advised that its holdings of our shares were contributed to an investment fund named FCPR Part’Com, wholly owned by Part’Com S.A. and managed by Iris Capital Management S.A.S. By letter dated April 7, 2005, the Caisse des Dépôts group informed us that, following this contribution by Part’Com

S.A., the Caisse des Dépôts entity CDC Entreprise Innovation had decreased its holdings below the threshold of 5%.

Our statuts (bylaws) currently provide for double voting rights. For more information relating to our ordinary shares, see Item 10 “Additional Information—Memorandum and Articles of Association.”

As of March 15, 2006, there were 12,321,584 of our ADSs outstanding, representing 6,160,792 of our ordinary shares, or 8.82% of our total shares outstanding as of such date. As of March 15, 2006, there were 60 record holders of our ADSs, all of which have registered addresses in the United States. In addition, as of March 15, 2006, 11,414,079 of our ordinary shares were held by 44 record holders with registered addresses in the United States.

B.   Related Party Transactions

During 2005 and through the date of this annual report, we did not enter into any related party transactions.

C.   Interests of Experts and Counsel

Not applicable.

Item 8.   Financial Information

A.   Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-44.

Legal Proceedings

We are involved in legal proceedings from time to time in the ordinary course of our business. Except as described below, we do not believe that any of these claims and proceedings against us is likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations.

On February 25, 2005, we filed a notice of arbitration proceedings against Grupo Multitel SA and Almagro Asesoramiento e Inversiones SA before the Civil and Mercantile Court of Arbitration in Spain. These two companies were our partners in a Spanish joint venture, Genesys Iberia Teleconferencia, SA. Our partners claimed that we were required to purchase their equity interests in the joint venture under the terms of a put option in a shareholders agreement that we entered into at the time that the joint venture entity was created and claimed that the put option price should be approximately €5.3 million. On January 25, 2006, the arbitrators ruled that our partners’ put options were valid and set the purchase price for their equity interests at €4.8 million. We purchased the 80% interest of our partners in the subsidiary on February 10, 2006, and paid the purchase price in cash using a financing commitment obtained in an amendment to our principal credit facility signed on December 15, 2005. This amount was repaid with a portion of the proceeds of our equity offering, which was completed on February 22, 2006. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Bank Financing Amendments and Recapitalization.”

Along with our French operational subsidiary, Genesys Conferencing Europe S.A.S. (formerly Genesys Conferencing France S.A.S.), we were sued before the Commercial Court of Créteil (France) by Demand S.A. The litigation arose from a commercial dispute regarding the early termination of a Rich Media sales contract that was the subject of a prior settlement agreement. We contested each of these claims and counterclaimed for damages and legal fees. On February 28, 2006, the Court dismissed all of the claims made by Demand S.A. and Demand S.A. was ordered to pay fees of €10,000 to us and our subsidiary. On April 19, 2006 we received notification that Demand S.A. has appealed the decision of the Commercial Court.

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

Item 9.   The Offer and Listing

A.   Offer and Listing Details

Our ordinary shares are listed on the Nouveau Marché of Euronext Paris, and our ADSs trade under the symbol “GNSY” on the Nasdaq National Market.

The table below sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on the Nouveau Marché of Euronext Paris S.A. and the high and low closing prices of our ADSs on the Nasdaq National Market.

	Euronext Paris		Nasdaq
Period	High	Low	High	Low
	(ordinary share price in €)		(ADS price in $)
2001 (Nasdaq beginning April 26, 2001)	47.50	9.50	15.05	5.13
2002	13.18	1.69	6.50	0.91
2003	6.70	1.02	3.80	0.60
2004	5.10	0.76	3.25	0.50
First Quarter	5.10	3.65	3.25	2.42
Second Quarter	4.05	1.62	2.56	1.00
Third Quarter	1.86	0.76	1.21	0.50
Fourth Quarter	1.62	1.06	1.11	0.65
2005	3.30	1.30	2.00	0.80
First Quarter	1.91	1.38	1.30	0.80
Second Quarter	3.16	1.30	1.98	0.81
Third Quarter	3.30	2.65	2.00	1.60
Fourth Quarter	3.06	1.85	1.80	1.05
2006 (through May 16, 2006)	1.59	1.14	1.28	0.67
First Quarter	1.56	1.14	1.28	0.67
Second Quarter (through May 16, 2006)	1.59	1.22	1.02	0.78
2005
November	2.86	2.18	1.67	1.23
December	2.43	1.85	1.49	1.05
2006
January	1.51	1.18	1.28	0.97
February	1.41	1.14	0.86	0.67
March	1.56	1.32	0.93	0.79
April	1.59	1.30	1.10	0.78
May (through May 16, 2006)	1.35	1.22	0.90	0.79

*                     Sources: Euronext Paris and the Nasdaq National Market. Two ADSs represent one ordinary share. Trading of our ADSs on the Nasdaq National Market began on April 26, 2001.

B.   Plan of Distribution

Not applicable.

C.   Markets

Our ordinary shares are listed on the Eurolist market of Euronext Paris (Compartment C) under the symbol “GNS” and our ADSs are listed on the Nasdaq National Market under the symbol “GNSY.” At the date of this annual report, our ordinary shares are included in the IT.CAC 50 Index (the technology index of Euronext Paris) and in the NextEconomy Segment of Euronext. This segment was created in 2002 for small and mid-cap technology companies and aims to provide detailed and regular financial information on listed companies and to improve the visibility of small and mid-cap technology companies for investors. Segment members commit to comply with enhanced financial reporting obligations, in addition to those applicable under local regulations. NextEconomy members agree to publish financial documents in English, hold at least two analysts’ meetings per year, publish key financial information on their Website and announce a schedule for publications and meetings. In addition, from January 1, 2004, NextEconomy members are required to publish quarterly reports and adopt international accounting standards (IAS) or reconcile information with those standards.

The Eurolist market

In February 2005, Euronext Paris overhauled its listing structure by implementing the Eurolist market, a new, unified, regulated market, which replaced the regulated markets formerly operated by Euronext Paris, i.e., the Bourse de Paris (which included the Premier Marché and the Second Marché) and the Nouveau Marché. As part of this process, Euronext Paris transferred all securities listed on the Premier Marché, the Second Marché and the Nouveau Marché to the Eurolist market.

As from February 21, 2005, all securities approved for listing by Euronext Paris are traded on a single market: Eurolist by Euronext™. The Eurolist market is a regulated market operated and managed by Euronext Paris, a market operator (entreprise de marché) responsible for the admission of securities and the supervision of trading in listed securities. Euronext Paris publishes a daily official price list that includes price information on listed securities. Securities listed on the Eurolist market are classified by alphabetical order. In addition, Euronext Paris created the following compartments for classification purposes: Compartment A for issuers with a market capitalization over €1 billion, Compartment B for issuers with a market capitalization between €150 million and €1 billion and Compartment C (on which our ordinary shares are traded) for issuers with a market capitalization under €150 million.

Trading on the Eurolist market

The Eurolist market is an electronic order-driven market. Securities listed on the Eurolist market of Euronext Paris are traded through authorized financial institutions that are members of Euronext Paris.

Euronext Paris places securities listed on the Eurolist market in one of two categories (continuous or “Continu”, or fixing), depending on their inclusion in certain indices or compartments and/or on their trading volume. Our shares trade in the category known as Continu, which includes the most actively traded securities. Shares that trade in the Continu category are traded, through financial institutions that are members of Euronext Paris, on each trading day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:25 p.m. to 5:30 p.m. (during which pre-opening and post-closing sessions trades are recorded but not executed until the opening auction at 9:00 a.m. and the closing auction at 5:30 p.m., respectively). In addition, from 5:30 p.m. to 5:40 p.m., trading can take place at the closing auction price. Trading in a share traded continuously after 5:40 p.m. until the beginning of the pre-opening session of the following trading day may take place at a price that is within a range of the last auction price plus or minus 1%. Euronext Paris has introduced continuous electronic trading during trading hours for most listed securities.

Euronext Paris may temporarily suspend trading in a security listed on the Eurolist market if the quoted price of the security increases or decreases beyond the specific price limits defined by applicable regulations (réservation à la hausse ou à la baisse). With respect to shares belonging to the Continu category, once trading has commenced, suspensions for a reservation period of 4 minutes (subject to extension by Euronext Paris) are possible if the price varies either by more than 10% from the last price determined in an auction or by more than 2% (with respect to French issuers) from the last traded price. Trading of this share resumes after the reservation period, during which orders are entered in the central order book but not executed, which ends with an auction. Euronext Paris may also suspend trading of a security listed on the Eurolist market in other limited circumstances (suspension de la cotation), including the occurrence of unusual trading activities in a security. In addition, in exceptional cases, (including, for example, in the case of a takeover bid) Euronext Paris may also suspend trading of the security concerned upon request of the French securities and exchange authority, the Autorité des marchés financiers, or “AMF.”

Trades of securities listed on the Eurolist market are settled on a cash basis on the third trading day following the trade. For certain securities, market intermediaries are also permitted to offer investors a deferred settlement service (orders stipules à règlement-livraison différé) for a fee. The deferred settlement service is only available for trades in securities that have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million. Investors can elect on the determination date (jour de liquidation), which is the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. At the date of this annual report, our ordinary shares are not eligible for deferred settlement.

Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been recorded in the purchaser’s account. Under French securities regulations, any sale of a security traded on a deferred settlement basis during the month of a dividend payment is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid and the seller’s account will be debited by the same amount.

Prior to any transfer of securities listed on the Euronext market of Euronext Paris held in registered form on the Eurolist market, such securities must be converted into bearer form and recorded in an account maintained by an accredited intermediary with Euroclear France S.A., a central depository. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Eurolist market are cleared through LCHClearnet and settled through Euroclear France, using a continuous net settlement system. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

Trading by the Company in its Shares

Under French law, a company may not issue shares to itself, but it may purchase its own shares in the limited cases described in Item 10 under “Additional Information—Memorandum and Articles of Association.”

D.   Selling Shareholders

Not applicable.

E.   Dilution

Not applicable.

F.   Expenses of the Issue

Not applicable.

Item 10.   Additional Information

A.   Share Capital

Share Capital

At December 31, 2005, our share capital amounted to €18,307,756, divided into 18,307,756 outstanding shares with a nominal value of €1 per share. In February 2006, we issued 51,490,530 shares as a result of an offering of shares through issuing warrants to existing shareholders in connection with a recapitalization of the Company. The recapitalization is described in more detail under Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources.” These issuances increased our share capital by €51,490,530.

As of May 16, 2006, our share capital amounted to €69,798,286, divided into 69,798,286 outstanding shares with a nominal value of €1 per share.

All of our outstanding shares are of the same class and are fully paid. Our statuts provide that shares may be held in registered form or in bearer form, at the option of the shareholder. Our statuts provide that any fully paid-up shares acquire double voting rights if held in registered form for at least two years under the name of the same shareholder.

At December 31, 2005, we held, directly and indirectly, 22,131 of our ordinary shares as treasury shares. The book value of these shares at December 31, 2005 was €40,189 and their face value is €22,131 (based on a nominal value of €1 per share).

For additional information regarding the evolution of our share capital, see Note 9 to our consolidated financial statements, included in this annual report.

Stock Options

As of December 31, 2005, we had 2,593,725 stock options outstanding under our stock option plans, including both Genesys and Vialog option plans, of which 2,006,014 were exercisable as of such date. Each of these options gives the right to acquire one of our ordinary shares.

During 2005, we cancelled 113,980 options. Of these cancelled options, 23,669 were options granted to employees who had left our company prior to exercising their options and 90,311 were options (including both Genesys and Vialog options) that were forfeited because they were not exercised during the authorized exercise period. Options granted to employees who leave our company prior to exercising their options may be reissued.

We also had 513,660 options outstanding as of December 31, 2005 that were granted by Vialog under its 1996 and 1999 stock option plans, of which 513,660 were exercisable as of such date. In accordance with the merger agreement, the Vialog stock options remain outstanding and are on the same terms and conditions, except the holder now receives a right to receive one of our ADSs (which represent one-half of one ordinary share) based on the same exchange ratio used in connection with the merger. We are currently not able to comply with this exchange requirement because the corporate authorization required under French law has expired. If Vialog option holders were to exercise their options before our shareholders provide us a new authorization to grant ordinary shares (to be delivered in the form of ADSs to the Vialog option holders) upon the exercise of Vialog stock options, we would only be permitted to provide such Vialog option holders the cash difference between the exercise price of their Vialog options and the market price of our ADSs on the exercise date. Because the exercise price of the outstanding Vialog stock options is above the current market value of our ADSs, we do not believe that we will need to resort to this temporary procedure as we believe that it is unlikely that Vialog stock option holders will exercise their options before we receive the necessary corporate authorizations from our shareholders at our upcoming annual shareholders’ meeting.

At our next extraordinary shareholders’ meeting, scheduled for June 16, 2006, we plan to ask our shareholders to authorize our board of directors, for a period of twenty-six months, to grant subscription options and/or purchase options to our employees and our senior management. The proposed resolution would authorize the grant of options giving rights to no more than 2.8 million of our shares. Under the proposed authorization, the board of directors will set the conditions under which the options are granted, and the terms and conditions of their exercise, including the exercise price.

For additional details regarding our stock option plans, see Note 10 to our consolidated financial statements included in this annual report.

Convertible Bonds and Warrants

On August 6, 1999, we issued 1,524,390 3% convertible bonds, each with a principal amount of €18.37, for €16.40 each. As issued, each bond was convertible into one of our ordinary shares and, unless converted, was due September 1, 2004. As of December 31, 2005, none of these 3% convertible bonds remain outstanding. The terms of these bonds were modified in connection with our financial restructuring, which is described in more detail under Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources.” In accordance with the modification of the terms of the bonds, we repaid 50% of the principal of these bonds on September 1, 2004 and we repaid the remaining 50% of the outstanding principal on October 31, 2005.

In connection with our acquisition of Astound, on March 27, 2001, we issued 1,103,200 notes, which are convertible into our ordinary shares. As issued, each note gave the right to one of our ordinary shares. In connection with our 2003 financial restructuring and the recapitalization of February 2006, the terms of the notes were modified and each note now gives the right to 1.30 of our shares. Of these notes, 156,109 and 30,700 were issued in exchange for the future exercise of replacement options and special options, respectively. As of December 31, 2005, 65,067 of the convertible notes remain outstanding, and 42,613 replacement options and 30,700 special options have yet to be converted.

We have no warrants outstanding.

Share Capital Resolutions

At an extraordinary general meeting held on June 28, 2002, our shareholders authorized our board of directors to increase our share capital, through the issuance—with preferential subscription rights—of shares and/or other securities granting access, immediately or in the future, to shares of the company, by an aggregate maximum nominal amount of €30 million for a period ending 26 months from the date of such shareholders’ meeting. This resolution was used in connection with our 2003 subscription rights offering as part of our financial restructuring. At our extraordinary general meeting held on June 28, 2005, our shareholders renewed this authorization, extending it to allow issuances with or without preferential subscription rights in a maximum nominal amount of €100 million and increases of share capital by incorporation of premiums, reserves, profits or by any other means in a maximum nominal amount of €10 million, each for a period of 26 months from the date of that meeting. Including the authorization to issue shares reserved for employees and the authorization to issue shares in consideration for contributions in kind described in the following paragraphs, the authorized aggregate maximum nominal amount of share capital increases under these resolutions is €213 million.

In addition, at the extraordinary general meeting held on June 5, 2003, our shareholders authorized our board of directors to increase our share capital, through the issuance of shares reserved for certain employees, by an aggregate maximum nominal amount of €1 million for a period ending 26 months from the date of such shareholders’ meeting. At our extraordinary general meeting held on June 28, 2005, our shareholders renewed this authorization for an additional five-year period, with an express waiver of the preferential subscription rights of our shareholders with respect to any shares to be issued under this authorization.

In addition, at our extraordinary general meeting held on June 28, 2005 our shareholders authorized our board of directors to issue shares without preferred subscription rights in consideration for contributions in kind of shares or securities up to a maximum of 10% of our share capital. This authorization is valid for a period of 26 months and allows our board of directors to determine the terms and conditions of any issue.

B.   Memorandum and Articles of Association

General

Our company is a société anonyme, a form of limited liability company, organized under the laws of France. Our company is registered with the Registre du Commerce et Sociétés de Montpellier (Registry of Commerce and Companies of Montpellier, France) under No. B339-697-021.

In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our statuts, an English translation of which has been filed as an exhibit under Item 19 to this annual report. For a description of the provisions of our statuts relating to our board of directors and statutory auditors, see Item 6 “Directors, Senior Management and Employees.” You may obtain copies of our statuts in French from the greffe (Clerk) of the Registre du Commerce et Sociétés de Montpellier. Our statuts were amended following our June 28, 2005 shareholders’ meeting, which voted to authorize the board of directors to issue non-convertible debt securities, and to reflect the results of our February 2006 recapitalization. A copy of our amended statuts is filed as an exhibit to this annual report on Form 20-F.

Our statuts specify that our corporate affairs are governed by:

•       applicable laws and regulations (in particular title II of the French Commercial Code); and

•       the statuts themselves.

At our extraordinary general meeting on June 28, 2005, our shareholders voted to amend our statuts to take advantage of new provisions of the French Commercial Code that allow the transfer of corporate authority for the issuance of non-convertible debt securities from the ordinary meeting of shareholders to the board of directors. The ordinary meeting of shareholders remains competent to decide the issue of debt securities on a case by case basis.

Corporate Governance Exemptions

In association with our listing on Nasdaq National Market in April 2001, we applied for and were granted certain exemptions from the corporate governance requirements of the rules of the Nasdaq National Market, based on Nasdaq Marketplace Rule 4350(a). These exemptions were granted on the basis that compliance with the rules of the Nasdaq National Market would be contrary to the generally accepted business practices in France and/or would be in violation of the French Commercial Code. We are required to disclose the exemptions we receive from Nasdaq National Marketplace Rule 4350. The following table sets forth the exemptions we have received.

Nasdaq National Market Requirement	Applicable Exemption

Distribution of Annual and Interim Reports (Marketplace Rule 4350(b)(1))

Issuers are required to distribute to shareholders and to file with Nasdaq a copy of their annual report prior to their annual meeting.

Under the French Commercial Code, annual and interim reports are not automatically distributed to shareholders by a company. Instead, we are required to make our annual report available at our corporate headquarters and to mail it to shareholders upon request.

We file our annual reports with the Securities and Exchange Commission by electronic filing through the EDGAR system. In addition, under the deposit agreement relating to our ADSs, we have agreed to provide annual reports to the depositary so that the depositary may arrange for distribution of such information to holders of our ADSs.

Audit Committee
(Marketplace Rule 4350(d)(1)(C))

The audit committee charter is required to specify the outside auditor’s ultimate responsibility to the board of directors and the audit committee, which should be empowered to select, evaluate and, where appropriate, replace the outside auditors.

Under the French Commercial Code, a company’s statutory auditor is nominated for a six-year term by the general shareholders’ meeting and may be replaced by dismissal or otherwise during such term only by court order and only under certain enumerated circumstances.

The replacement by dismissal or otherwise of a statutory auditor by either the board of directors or the audit committee would violate the French Commercial Code. Our audit committee has adopted a charter setting forth its responsibilities and duties, but these do not include selecting, evaluating or replacing the outside auditors.

For additional information regarding our audit committee, see Item 6 “Directors, Senior Management and Employees—Board Practices—Audit Committee.”

Quorum (Marketplace Rule 4350(f)) Issuers’ by-laws are required to establish a minimum quorum of 33 1/3% for any meeting of the holders of common stock.

The French Commercial Code requires that the quorum for an ordinary general shareholders’ meeting consist of the holders of shares constituting 25% of the voting power of a company’s outstanding shares entitled to vote at the ordinary meeting.

For additional information regarding our quorum requirements, see Item 10 “Additional Information—Memorandum and Articles of Association—Quorum.”

Solicitation of Proxies
(Marketplace Rule 4350(g))

Each issuer is required to solicit proxies and to provide proxy statements for all meetings of shareholders. Copies of such proxy solicitations are to be provided to Nasdaq.

The French Commercial Code does not require that we solicit proxies or provide proxy statements for meetings of shareholders. In accordance with the French Commercial Code and our statuts, we inform shareholders of all meetings in a public notice, which notice states the requirements for admission to the meeting. Meeting the requirement to solicit proxies and provide proxy statements for shareholder meetings would be contrary to accepted business practice in France.

Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings, including an agenda describing matters to be decided at the meeting and instructions on how to vote at the shareholders’ meetings either in person or through a person having a proxy specifically designated by the shareholder. A mechanism is in place for beneficial owners of ADSs to register as shareholders for purposes of voting either in person or through a designated proxy.

For additional information regarding proxies and the information we provide to shareholders, see Item 10 “Additional Information—Memorandum and Articles of Association—Shareholders’ Meetings and Voting Rights” and “—Proxies and Votes by Mail.”

Shareholder Identification

Our statuts allow us to obtain from Euroclear France the name, nationality, address and number of shares held by the holders of our securities that have, or may in the future have, voting rights. If we have reason to believe that an individual on any list provided by Euroclear France holds for the account of another person, our statuts allow us to request such information regarding beneficial ownership directly of any shareholder named on the list provided by Euroclear France. See “—Form, Holding and Transfer of Shares” below.

Shareholders’ Meetings and Voting Rights

General

In accordance with the French Commercial Code, there are three types of shareholders’ meetings, ordinary, extraordinary and special.

Ordinary general meetings of shareholders are required for matters such as:

•       electing, replacing and removing directors;

•       appointing independent auditors;

•       approving the annual financial statements;

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

•       duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company; or

•       the workers’ council in case of emergency.

Notice of Shareholders’ Meetings

We must announce general meetings at least 30 days in advance by means of a preliminary notice, which is published in the Bulletin des Annonces Légales Obligatoires, or “BALO.” The preliminary notice must first be sent to the AMF. The AMF also recommends that, prior to or simultaneously with the publication of the preliminary notice, a summary of the notice be published in a newspaper of national circulation in France. The preliminary notice must contain, among other things, the agenda, a draft of the resolutions to be submitted to the shareholders and the procedure for voting by mail.

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

•       a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights; or

•       the workers’ council.

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

Quorum

The French Commercial Code requires that shareholders together holding at least 20% of the shares entitled to vote must be present in person, or vote by mail or by proxy, in order to fulfill the quorum requirement for:

•       an ordinary general meeting; and

•       an extraordinary general meeting where only an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

The quorum requirement is at least 25% of the shares entitled to vote, on the same basis, for any other extraordinary general meeting.

For a special meeting of holders of a certain category of shares, the quorum requirement is one-third of the shares entitled to vote in that category, on the same basis.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where only an increase in our share capital is proposed through incorporation of reserves, profits or share premium. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. In the case of any other reconvened extraordinary general meeting or special meeting, shareholders having at least 20% of the shares entitled to vote (or voting shares belonging to the relevant category for special meetings of holders of shares of such specific category) must be present in person or voting by mail or by proxy for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum.

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

Shareholder Rights

Under French law, a two-thirds majority vote at the extraordinary shareholders’ meeting is required to change our statuts, which set out the rights attaching to our shares.

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

A unanimous shareholder vote is required to increase liabilities of shareholders.

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

Legal Reserve

The French Commercial Code requires us to allocate 5% of our unconsolidated statutory net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. At December 31, 2005, our legal reserve was €145,848, representing 0.8% of the aggregate nominal value of our issued and outstanding share capital as of that date. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

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

Distribution of Dividends

Dividends are distributed to shareholders pro rata according to their respective holdings of shares. In the case of interim dividends, distributions are made to shareholders on the date of our board of directors’ meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general meeting or by our board of directors in the absence of such a decision by the shareholders. Shareholders who own shares on the actual payment date are entitled to the dividend.

Dividends may be paid in cash or, if the shareholders’ meeting so decides by ordinary resolution, in kind, provided that all shareholders receive a whole number of assets of the same nature paid in lieu of cash. Our statuts provide that, upon a decision of the shareholders’ meeting taken by ordinary resolution, each shareholder may be given the choice to receive his dividend in cash or in shares.

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

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting acting under regular quorum and majority requirements. See “—Quorum” and “—Shareholders’ Meetings and Voting Rights” above.

Since the entry into force of French order 2004-604 of June 24, 2004, our shareholders may delegate to our board of directors either the general authority (délégation de compétence) to conduct any increase in share capital or the power (délégation de pouvoir) to conduct a specified share capital increase. Our board of directors may further delegate to our chief executive officer or, subject to our chief executive officer’s approval, to a deputy chief executive officer, the power to conduct a specified share capital increase. We have decided not to appoint deputy chief executive officers such that, as a matter of law, these powers may only be entrusted to our chief executive officer.

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

In the event of a capital increase without preferential subscription rights to existing shareholders, French law requires that the capital increase be made at a price equal to or exceeding the average market price of the shares on the Eurolist market of Euronext Paris during the three trading days prior to the determination of the subscription price of the capital increase. Any discount on this price may not be greater than 5%.

Form, Holding and Transfer of Shares

Form of Shares

Our statuts provide that the shares may be held in either bearer form or registered form at the option of the holder.

Holding of Shares

In accordance with French law relating to the dematerialization of securities, shareholders’ ownership rights are represented by book entries instead of share certificates. We maintain a share account with Euroclear France (a French clearing system, which holds securities for its participants) for all shares in registered form, which is administered by Natexis Banques Populaires. In addition, we maintain separate accounts in the name of each shareholder either directly or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held. Natexis Banques Populaires issues confirmations (attestations d’inscription en compte) to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.

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

Registered shares must be converted into bearer form before being transferred on the Eurolist market on the shareholder’s behalf and, accordingly, must be registered in an account maintained by an accredited financial intermediary on the shareholder’s behalf. A shareholder may initiate a transfer by giving instructions to the relevant accredited financial intermediary. For additional information regarding the Eurolist market, see Item 9 “The Offer and Listing—Markets.” For dealings on Eurolist, a tax assessed on the price at which the securities were traded, or impôt sur les opérations de bourse, is payable at the rate of 0.3% on transactions of up to €153,000 and at a rate of 0.15% thereafter. This tax is subject to a rebate of €23 per transaction and a maximum assessment of €610 per transaction. However, the tax is not applicable to transactions on shares of a company whose average market capitalization over the last 60 trading days preceding the transaction does not exceed €150 million and non-residents of France are not required to pay this tax. A fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

Redemption of Shares

Under French law, our board of directors is entitled to redeem a set number of shares as authorized by the extraordinary shareholders’ meeting. In the case of such an authorization, the shares redeemed must be cancelled within one month after the end of the offer to purchase such shares from shareholders. However, shares redeemed on the open market need not be cancelled if the company redeeming the shares grants options on or awards those shares to its employees within one year of the acquisition. See also “—Trading in Our Own Shares” below.

Liquidation Rights

If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be first distributed to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

As of December 31, 2005, our unconsolidated shareholders’ equity represented less than one half of our share capital. In accordance with French law, our board of directors submitted to our extraordinary general meeting of shareholders, held on June 28, 2005, a resolution acknowledging our insufficient equity and proposing the continuation of our company’s activities. Our shareholders approved this resolution. Under French law, we are required to remedy this situation by December 31, 2007 by either reducing our nominal share capital or increasing our equity such that our equity will be at least equal to one half of our nominal share capital. If we fail to remedy this situation, our company will be subject to liquidation under French law.

Requirements for Holdings Exceeding Certain Percentages

The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company, within five trading days of the date it crosses the threshold, of the number of shares it holds and their voting rights. The individual or entity must also notify the AMF within five trading days of the date it crosses the threshold. Registered intermediaries holding shares in custody must comply with the preceding obligation whenever the aggregate holdings of their clients cross such threshold, notwithstanding his own and each client’s individual reporting obligations as the proprietary owner of the shares. The AMF makes the notice public.

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

Purchase of Our Own Shares

Under French law, our company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, acquire up to 10% of our share capital within a maximum period of 18 months, provided our shares are listed on a regulated market. Prior to acquiring our shares for this purpose, we must publish a description of the share buy-back program (“descriptif du programme”).

If we repurchase our shares, we have three options. We may:

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

At our general shareholder’s meeting held on June 28, 2005, our shareholders authorized us to purchase and possibly cancel up to 10% of our shares for an 18-month period (i.e., through November 28, 2006). Under this authorization, the maximum purchase price for any share could not be greater than €19 and the selling price of any such share could not be lower than €1. This authorization is subject to a maximum amount of €35 million. Shares repurchased under this proposal could be used to:

•       respond to market conditions;

•       regulate market prices;

•       provide shares to our employees and officers under stock option plans;

•       provide shares to our employees and officers under share purchase plans or company savings plans;

•       allocate free shares to our employees;

•       finance external growth;

•       grant shares following the exercise of rights attached to securities that give the right to receive shares; or

•       optimize our capital allocation.

During 2005, we did not acquire any of our own shares.

Trading in Our Own Shares

European regulation n°2273/2003, dated December 22, 2003 (which we refer to in this section as the Regulation), in application of European directive 2003/6/CE, dated January 2003, known as the “Market Abuse Directive” and relating to share repurchase programs and the stabilization of financial instruments, came into effect on October 13, 2004.

The entry into force of the Regulation has resulted in changes in the manner in which share buy-back programs are implemented. Under the Regulation, an issuer will benefit from a safe harbor for share transactions that comply with certain conditions relating in particular to the pricing, volume and timing of transactions (see below) and that are made in connection with a share buy-back program the purpose of which is:

•       to reduce the share capital through the cancellation of treasury shares; and/or

•       to meet obligations arising from debt financial instruments exchangeable into equity instruments and/or the implementation of employee share option programs or other employee share allocation plans.

Transactions that are carried out for other purposes than those mentioned above do not qualify for the safe harbor. However, as permitted by the Directive, which provides for the continuation of existing practices that do not constitute market manipulation and that conform with certain criteria set forth in European directive 2004/72, dated April 29, 2004, the AMF published exceptions on March 22, 2005 to permit the following existing market practices:

•       transactions pursuant to a liquidity agreement entered into with a financial services intermediary that complies with the ethics guidelines (charte de déontologie) approved by the AMF; and

•       the purchase of shares that are subsequently used as acquisition currency in a business combination transaction.

The AMF confirmed that all transactions directed at maintaining the liquidity of an issuer’s shares must be conducted pursuant to a liquidity agreement with a financial services intermediary acting independently.

In order to qualify for the safe harbor, the issuer must comply with the following timing, pricing and volume restrictions:

•       a share purchase must be made at a price no higher than the last independent transaction or, if higher, the last independent bid price, on the market where the share purchase is made;

•       subject to certain exceptions for illiquid securities, the issuer must not purchase more than 25% of the average daily volume of the shares in any one day on the regulated market on which the purchase is carried out. The average daily volume figure must be based on the average daily volume traded in the month preceding the month of public disclosure of the share buy-back program and fixed on that basis for the authorized period of that program. If the program does not make reference to this volume, the average daily volume figure must be based on the average daily volume traded in the 20 trading days preceding the date of purchase.

In addition, an issuer must not:

•       resell the shares acquired pursuant to the buy-back program (without prejudice to the right of the issuer to meet its obligations under employee share option programs or other employee share allocation plans or to use shares as acquisition currency as mentioned above); it being further specified that such prohibition is not applicable if the share buy-back program is implemented by a financial services intermediary pursuant to a liquidity agreement as mentioned above;

•       effect any transaction during a “blackout period” imposed by the applicable law of the Member State in which the transaction occurs (i.e., under French law, during the period between the date on which the company is aware of insider information and the date on which such information is made public and during the 15 day period preceding the date of publication of annual and interim financial statements), without prejudice to transactions carried out pursuant to a liquidity agreement as mentioned above; or

•       effect any transaction in securities with respect to which the issuer has decided to defer disclosure of any material, non-public information.

For additional information regarding our share purchases, see Item 16E “Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

C.   Material Contracts

On April 20, 2001, we entered into a U.S. $125 million credit facility, and we have amended this credit facility on several occasions, the most recent being an amendment and restatement of the facility on January 27, 2006. We repaid a significant portion of this facility following our February 2006 share offering. This credit facility is described in more detail under Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources” and is included (along with the January 2006 amendment and restatement) as an exhibit under Item 19.

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

The following summary does not address the treatment of shares or ADSs that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of our company. Moreover, the following discussion of the tax treatment of dividends only deals with distributions made on or after January 1, 2006.

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

New Tax Credit

As a result of the reforms implemented by the French Finance Law of 2004 and the French Finance Law of 2006, beginning January 1, 2006, French resident individuals will only be taxed on 60% of the dividends they receive and, in addition to the annual allowance that is already applicable, are entitled to a tax credit equal to 50% of all dividends received within one year (the “Tax Credit”). The Tax Credit is capped at €230 for married couples and members of a union agreement subject to joint taxation and €115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation.

Dividends paid to non-residents are not normally eligible for the Tax Credit described above. However, qualifying non-resident individuals may, pursuant to the provisions of an applicable tax treaty entered into between France and their country of residence, benefit from a refund of the Tax Credit (net of applicable withholding tax) under certain conditions, subject to compliance with the procedures for claiming benefits under the applicable treaty. Non-resident holders that are legal entities, pension funds or other tax-exempt holders are no longer entitled to tax credit payments from the French Treasury. The French tax authorities have not yet issued any guidance with regard to the procedure for the refund of the Tax Credit to non-resident individuals.

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

A 1.1% ad valorem registration duty (subject to a maximum of €4,000 per transfer) applies to certain transfers of shares or ADSs in French companies. This duty does not apply to transfers of shares or ADSs in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

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

Wealth Tax

Individuals who are not residents of France for purposes of French taxation are not subject to a wealth tax (impôt de solidarité sur la fortune) in France as a result of owning an interest in the share capital of a French corporation, provided that such ownership interest is less than 10% of the corporation’s share capital and does not enable the shareholder to exercise influence over the corporation. Double taxation treaties may provide for a more favorable tax treatment.

Taxation of U.S. Investors

The following is a summary, under current law, of the material French and U.S. federal income tax consequences of an investment in our shares or ADSs to beneficial owners thereof that are residents of the United States for purposes of the income tax convention between the United States and France (the “Treaty”) and that are fully eligible for benefits under the Treaty in respect of such investment (a “U.S. holder”). You generally will be entitled to Treaty benefits in respect of our shares or ADSs if you are:

•       the beneficial owner of the shares or ADSs (and the dividends paid with respect thereto);

•       for U.S. federal income tax purposes, an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States in its hands or in the hands of its partners or beneficiaries;

•       not also a resident of France for French tax purposes;  and

•       not subject to an anti-treaty shopping article that applies in limited circumstances.

Special rules apply to pension funds and certain other tax-exempt investors.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not discuss tax considerations that arise from rules of general application or that generally are assumed to be known by investors. In particular, the summary does not deal with shares that are not held as capital assets, and does not address the tax treatment of holders that are subject to special rules, such as banks, insurance companies, dealers in securities or currencies, regulated investment companies, persons that elect mark-to-market treatment, persons holding shares as a position in a synthetic security, straddle or conversion transaction, persons that own, directly or indirectly, 5% or more of our voting stock or 10% or more of our outstanding capital and persons whose functional currency is not the U.S. dollar. The summary is based on laws, treaties, regulatory interpretations and judicial decisions in effect on the date hereof, all of which are subject to change.

This summary does not discuss the treatment of shares or ADSs that are held in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France. Moreover, the following discussion of the tax treatment of dividends only deals with distributions made on or after January 1, 2006.

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

In addition, if you are an individual U.S. holder, subject to the discussion of the Tax Credit above, you will be entitled to a refund of the Tax Credit, less a 15% withholding tax, provided that you are subject to U.S. federal income tax on the Tax Credit and the dividend to which it relates. The French tax authorities have not yet issued guidance with respect to the procedure for the refund of the Tax Credit to non-resident individuals.

French withholding tax will be withheld at the 15% Treaty rate if you have established before the date of payment that you are a resident of the United States under the Treaty by following the simplified procedure described below.

You must include the gross amount of cash dividends and Tax Credits paid in respect of shares or ADSs, without reduction for French withholding tax, in ordinary income on the date that you are treated as having received those payments, translating amounts paid in euro into U.S. dollars using an exchange rate in effect on that date. Such income generally will be foreign source income for U.S. federal income tax purposes. Subject to certain exceptions for short-term and hedged positions, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15% in respect of dividends received before 2011 if those dividends are “qualified dividends.” Dividends paid in respect of shares or ADSs generally will be qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company for U.S. federal income tax purposes (a “PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2004 or 2005 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2006 taxable year.

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

Procedures for Claiming Treaty Benefits

The French tax authorities issued new guidelines in the Instruction n° 4 J-1-05, dated February 25, 2005 that significantly changed the formalities to be complied with by non-resident shareholders, including U.S. holders, in order to obtain the reduced withholding tax rate on distributions made on or after January 1, 2005.

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

The simplified procedure entails completing and delivering, as set out in the Instruction n° 4 J-1-05, a certificate stating that:

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

Copies of the simplified certificate and of the forms to be used in the normal procedure are available from the U.S. Internal Revenue Service and from the Centre des Impôts des Non-Résidents (9 rue d’Uzès, 75094 Paris Cedex 2).

Finally, please note that, as mentioned above, the French tax authorities have not yet issued any guidance with respect to the procedure for the refund of the Tax Credit to non-resident individuals.

Capital Gains

Under the Treaty, you will not be subject to French tax on any gain derived from the sale or exchange of shares or ADSs, unless the gain is effectively connected with a permanent establishment or fixed base maintained by you in France.

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of the shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15%. Your ability to offset capital losses against ordinary income is limited.

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

F.   Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and, in accordance therewith, we are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. Any filings that we are required to make electronically, including this annual report and the exhibits hereto, are available to the public over the Internet at the Commission’s Web site at http://www.sec.gov. All public materials filed with the Commission, including this annual report and the exhibits hereto, may also be inspected and copied at the Commission’s public reference room in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room.

I.   Subsidiary Information.

Not applicable.

Item 11.   Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Rate Risk

We prepare our financial statements in euros. In 2005, 49.8% of our total revenue was recorded in U.S. dollars, 28.5% in euros, 9.8% in British pounds, 2.7% in Swedish crowns and 5.1% in Australian dollars. Purchases and expenses in U.S. dollars, euros, British pounds, Swedish crowns and Australian dollars represented approximately 56.2%, 23.9%, 10.7%, 2.8% and 4.9%, respectively, of our cost of revenue and operating expenses in 2005. A declining of the euro against the U.S. dollar, the British pound, the Swedish crown and the Australian dollar and other currencies in which we receive revenue could increase our reported revenue and reduce our reported operating and net loss. From early 2002, the euro has increased from U.S. $0.8813 per euro to U.S. $1.1797 per euro as of December 30, 2005. This augmentation has decreased the euro value of the U.S. dollar revenue that we have earned in our U.S. activities. The impact on our revenue of the fluctuations of the euro against the dollar is described above under Item 5 “Operating and Financial Review and Prospects—Results of Operations.”

We incurred a net foreign exchange gain of €3,679 thousand in 2003, a net foreign exchange loss of €1,595 thousand in 2004 and a net foreign exchange loss of €366 thousand in 2005. The impact of currency exchange movements on our results of operations is typically mitigated by the fact that we incur expenses in local currency, and that we borrow in local currency, mainly in the United States, although this does not eliminate the entire impact. The extent to which changes in our revenues has historically been affected by currency exchange rate movements is described above. When deemed appropriate, we have entered into transactions to hedge our exposure to foreign exchange risks incurred in connection with borrowings, including by entering into forward contracts to purchase U.S. dollars and British pounds. The sensitivity corresponding to a change in the exchange rate of the U.S. dollar against the euro of $0.01 on our consolidated revenue and net income would have been €891 thousand in 2005 (or 0.6% of our consolidated revenue) and €98 thousand in 2005 (or 3.4% of our consolidated net income), respectively.

Interest Rate Risk

We are exposed to interest rate risk in our financing instruments. At December 31, 2005, we had variable rate debt totaling €74.6 million (or U.S. $88.1 million). In order to reduce our exposure to fluctuations in interest rates, we have entered, when deemed appropriate, into transactions to hedge our exposure to interest rates.

On December 11, 2003, we purchased a new financial instrument called CAP 6 months 3.00% Knock-Out (KO) 5.00% to hedge our exposure on our outstanding debt denominated in U.S. dollars for the period from May 1, 2004 to October 30, 2008, inclusive. We paid a total price of U.S. $354 thousand for the full period covered by the Knock-Out CAP. No other amount is payable hereafter for this financial instrument, which is paid for in full upon purchase. The fair value adjustment of the Knock-Out CAP as a result of changes in market interest rates is recognized as other financial income (expenses). At December 31, 2005, the fair value of the Knock-Out CAP, classified on the line “Other assets” of the consolidated balance sheet, amounted to U.S. $670 thousand (€568 thousand).

We do not use derivative financial instruments for trading or other speculative purposes. We do not utilize any financial instruments other than that mentioned in the preceding paragraph and in the notes to our consolidated financial statements included in this annual report.

The sensitivity corresponding to a change in short term interest rates of 1% on our net variable debt under our U.S. $125 million credit facility after hedging (U.S. $49.7 million) over 2006 is equal to U.S. $491 thousand, which represents 8.4% of the total interest expense we recorded in 2005.

	Less than 1 year*	1 to 5 years**	More than 5 years
	(in thousands)
Variable debt under the U.S. $125 million credit facility (less revolving portion)	$81,383	$50,938	$—
Variable debt hedged through use of derivate instruments	(32,250)	(13,167)	—
Net variable debt under the U.S. $125 million credit facility	$49,133	$37,771	$—

*                     Average amount outstanding in 2006.

**               Average amount outstanding over the next five years.

Interest Rate Risk after February 2006 Recapitalization

In the first quarter of 2006, we completed a recapitalization that included the amendment and restatement of our U.S. $125 million credit facility, a U.S. $65 million equity offering and a subsequent prepayment of a portion of the outstanding debt under our U.S. $125 million credit facility. See Note 7 to the consolidated financial statements in this annual report for additional information.

Assuming the impact of this recapitalization, the sensitivity corresponding to a change in short term interest rates of 1% on our net variable debt under our U.S. $125 million credit facility after hedging (U.S.$13.6 million) over 2006 is equal to U.S. $136 thousand, which represents 2.3% of the total interest expense we recorded in 2005.

	Less than 1 year*	1 to 5 years**	More than 5 years
	(in thousands)
Variable debt under the U.S. $125 million credit facility	$45,879	$25,244	$—
Variable debt hedged through use of derivate instruments	(32,250)	(13,167)	—
Net variable debt under the U.S. $125 million credit facility	$13,629	$12,077	$—

*                     Average amount outstanding at December 31, 2005 reflecting impact of January 27, 2006 amendment to the credit facility and March prepayment of approximately $50 million.

**               Average amount outstanding over the next five years reflecting impact of January 27, 2006 amendment to the credit facility and March prepayment of approximately $50 million.

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

Before making a distribution, any withholding taxes that must be paid under French law will be deducted. The section entitled “Taxation—Taxation of Shareholders—France” explains the relevant French tax rules. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the euros, you may lose some or all of the value of the distribution.

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

Disclosure of Interests

The obligation of a holder or other person with an interest in our ordinary shares to disclose information under French law and under our by-laws also applies to you and any other persons with an interest in the ADRs other than the depositary. The consequences for failure to comply with these provisions will be the same for you and any other persons with an interest as for a holder of our ordinary shares. For additional information regarding these obligations, see Item 10 “Additional Information—Memorandum and Articles of Association—Share Capital.”

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

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.   Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow decisions regarding required disclosure.

French Descriptive Report on Internal Controls

Under French law, we are required to publish descriptions of the material elements of our internal control procedures. The French report is not the equivalent of the report we will be required to file under the Sarbanes-Oxley Act of 2002 beginning with the annual report to be filed for the year ending December 31, 2006. An English translation of our French report is filed as an exhibit to this annual report.

Item 16.   [Reserved]

Item 16A.   Audit Committee Financial Expert

Our board of directors has determined that Patrick S. Jones qualifies as an “audit committee financial expert” within the meaning of this Item 16A. Our board of directors has also determined that Mr. Jones is “independent” within the meaning of the applicable rules of the Nasdaq National Market.

Item 16B.   Code of Ethics

We have adopted a financial code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our financial code of ethics applies to our Chief Executive Officer, Chief Financial Officer (who also acts as our Chief Accounting Officer) and persons performing similar functions, as designated from time to time. Our financial code of ethics is filed as an exhibit to this annual report under Item 19. If we amend the provisions of our financial code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver.

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

Our employee code of business conduct and ethics is currently effective with respect to all of our employees. The French labor inspector initially refused to permit the application of our code of business conduct and ethics in France. We appealed this decision, and the decision on the appeal required us to amend the code prior to its adoption in France. We have adopted an amended form of the code that is now applicable to our employees in France.

Item 16C.   Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Ernst & Young during the years ended December 31, 2004 and 2005:

	Year ended December 31,
	2004	2005
	(in thousands of €)
Audit fees	413	499
Audit-related fees	90	338
Tax fees	275	258
Other fees	5	0
Total fees	783	1,095

Audit fees in the above table are the aggregate fees billed by Ernst & Young in connection with (i) the audit of our annual financial statements, (ii) the review of our interim financial statements, (iii) consultations on audit and accounting matters that arise related to the audit, and (iv) other audit services including the attendance at audit committee meetings. This information is presented as of the latest practicable date for this annual report on Form 20-F.

Audit-related fees in the above table are the aggregate fees billed by Ernst & Young for assurance and related services that are reasonably related to the performance of the annual audit or interim reviews. This category primarily includes services relating to statutory audits and regulatory filings, internal control assessments and reports on internal controls, and accounting consultations on matters not related to an audit or review.

Tax fees in the above table are fees billed by Ernst & Young for professional services rendered in connection with tax compliance (preparation of original and amended tax returns, claims for refund, etc.), and tax advice (assistance with tax audits and appeals, technical advice from taxing authorities and tax planning).

Other fees in the above table are fees billed by Ernst & Young primarily related to human resources matters, and other permissible non-audit services not classifiable under the other categories listed in the table above.

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

During 2005, no services were provided to our company by our independent auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.   Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We do not have any current publicly announced share repurchase programs. We were authorized to purchase and possibly cancel up to 0.5% of our outstanding shares (up to €1.8 million) from the date of our May 26, 2004 shareholders’ meeting through November 26, 2005. At our general shareholders’ meeting held on June 28, 2005, we were authorized to purchase and potentially cancel up to 10% of our shares. This authorization is valid for an eighteen-month period and is subject to a maximum amount of €35 million. This authorization will expire on December 27, 2006 and will not be submitted for renewal at the shareholders’ meeting convened for June 16, 2006. We did not acquire any of our own shares pursuant to this resolution or in any other manner during 2005. For additional information regarding our share repurchase program, see Item 10 “Additional Information—Memorandum and Articles of Association—Purchase of Our Own Shares.”

PART III

Item 17.   Financial Statements

See Item 18.

Item 18.   Financial Statements

See pages F-1 through F-44, incorporated herein by reference.

Item 19.   Exhibits

Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this Annual Report on Form 20-F. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements turn out to be inaccurate, (ii) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the company’s filings or are not required to be disclosed in those filings, (iii) may apply materiality standards different from what may be viewed as material to investors and (iv) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe our actual state of affairs at the date hereof.

Documents filed as exhibits to this annual report:

1.1	Bylaws (statuts) of Genesys (English translation) (as amended by the General Meeting on June 28, 2005 and to reflect the results of our February 2006 recapitalization).
2.1	Form of Deposit Agreement (incorporated herein by reference to Exhibit A to the Registration Statement on Form F-6 relating to our American Depositary Shares).

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

4.4

Excerpt from the Minutes of Genesys’ Compensation Committee, dated June 5, 2003, relating to the termination payments to be made to Mr. François Legros in the event of his termination or resignation (incorporated herein by reference to Exhibit 4.4 of our annual report on Form 20-F for the year ended December 31, 2003 as filed with the SEC on April 28, 2004).

4.5

Amendment to our U.S. $125 million Credit Facility dated August 6, 2004 (incorporated herein by reference to Exhibit 4.5 of our annual report on Form 20-F for the year ended December 31, 2004 as filed with the SEC on May 2, 2005).

4.6	Amended and Restated Credit Facility dated January 27, 2006 (incorporated herein by reference to Exhibit 99.1 to our Form 6-K filed with the SEC on January 27, 2006).
8.1	For a list of our significant subsidiaries, see Item 4 “Information on the Company—Organizational Structure.”
11.1

Financial code of ethics, required by Item 16B (incorporated herein by reference to Exhibit 11.1 of our annual report on Form 20-F for the year ended December 31, 2003 as filed with the SEC on April 28, 2004).

12.1	Certifications by François Legros, Chairman and Chief Executive Officer, and Michael E. Savage, Chief Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications by François Legros, Chairman and Chief Executive Officer, and Michael E. Savage, Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Report of the Chairman of the Board of Directors for 2003 as required by Art. 117 of the French Financial Security Law (Loi de Sécurité Financière) (English Translation).
99.2	Codes of Business Conduct and Ethics (required by Nasdaq Marketplace Rule 4350(n)).

GENESYS S.A.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

U.S. GAAP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Genesys S.A.

We have audited the accompanying consolidated balance sheet of Genesys S.A. as of December 31, 2005, and the related consolidated statements of operations, changes in shareholders’ equity (deficit) and cash flows for the year then ended. These consolidated financial statements are the responsibility of Genesys’ management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Genesys S.A. at December 31, 2005, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

McLean, Virginia
May 12, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Genesys S.A.

We have audited the accompanying consolidated balance sheet of Genesys S.A. as of December 31, 2004, and the related consolidated statements of operations, changes in shareholders' equity (deficit) and cash flows for the years ended December 31, 2003 and 2004. These consolidated financial statements are the responsibility of Genesys' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Genesys S.A. at December 31, 2004, and the consolidated results of its operations and its cash flows for the years ended December 31, 2003 and 2004, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3, the consolidated financial statements for the years ended December 31, 2003 and 2004 have been restated.

ERNST & YOUNG Audit

Represented by Christine Blanc-Patin

Paris-La Défense, France
May 2, 2005,
Except for Note 3 and Note 13, as to which the date is May 12, 2006

GENESYS S.A.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,
	2004	2005
	(restated)
ASSETS
Current assets:
Cash and cash equivalents	€7,361	€5,789
Restricted cash	1,194	116
Accounts receivable, less allowances of €2,100 and €1,547 at December 31, 2004 and 2005, respectively	21,523	21,332
Unbilled accounts receivable	6,260	6,360
Prepaid expenses	1,622	2,862
Other current assets	4,310	3,587
Total current assets	42,270	40,046
Property and equipment, net	22,366	21,958
Goodwill	21,834	21,931
Customer lists, net	15,798	12,331
Technology and other intangibles, net	72	—
Investment in affiliated company	212	280
Deferred tax assets	448	2,421
Deferred financing costs, net	1,619	139
Other assets	1,493	1,893
Total assets	€106,112	€100,999
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	€12,038	€1,096
Current portion of capital lease obligations	187	4
Bank overdrafts	2,173	1,851
Accounts payable	9,488	8,095
Accrued liabilities	5,004	5,079
Accrued compensation	6,479	7,054
Taxes payable	6,667	5,585
Current portion of other long-term liabilities	1,467	627
Other current liabilities	1,488	4,348
Total current liabilities	44,991	33,739
Long-term debt	64,713	74,941
Capital lease obligations	60	39
Other long-term liabilities	1,244	698
Commitments and contingencies	—	—
Shareholders’ equity (deficit):
Ordinary shares: €1.00 nominal value; 18,307,756 shares authorized, issued and outstanding	18,308	18,308
Ordinary shares to be issued: €1.00 nominal value; 65,067 shares	65	65
Additional paid-in capital	197,129	197,129
Treasury shares at cost: 22,131 shares	(751)	(751)
Accumulated deficit	(241,940)	(238,079)
Accumulated other comprehensive income	22,293	14,910
Total shareholders’ equity (deficit)	(4,896)	(8,418)
Total liabilities and shareholders’ equity (deficit)	€106,112	€100,999

See notes to consolidated financial statements

GENESYS S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Years ended December 31,
	2003	2004	2005
	(restated)	(restated)
Revenue:
Services	€159,155	€138,762	€141,850
Products	345	276	79
	159,500	139,038	141,929
Cost of revenue:
Services	56,936	53,013	49,927
Products	207	83	70
	57,143	53,096	49,997
Gross profit	102,357	85,942	91,932
Operating expenses:
Research and development	4,183	3,750	3,219
Selling and marketing	37,394	35,839	40,559
General and administrative	37,729	34,773	32,454
Restructuring charge	1,115	2,242	256
Impairment of goodwill and other intangibles	28,057	75,401	—
Amortization of intangibles	9,595	5,382	3,580
Total operating expenses	118,073	157,387	80,068
Operating (loss) income	(15,716)	(71,445)	11,864
Financial income (expense), net:
Interest expense	(6,818)	(4,285)	(6,822)
Foreign exchange gain (loss)	3,679	(1,595)	(366)
Other financial expense, net	(1,362)	(1,114)	(1,138)
Financial expense, net	(4,501)	(6,994)	(8,326)
Equity in income of affiliated company	22	71	68
(Loss) income before taxes	(20,195)	(78,368)	3,606
Income tax benefit (provision)	(1,274)	(2,579)	255
Net (loss) income	€(21,469)	€(80,947)	€3,861
Basic and diluted net (loss) income per share	€(1.29)	€(4.41)	€0.21
Number of shares used in computing basic and diluted net loss per share	16,579,986	18,350,692	18,350,692

See notes to consolidated financial statements

GENESYS S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(in thousands, except share and per share data)

	Ordinary shares		Ordinary shares to	Additional paid-in	Treasury	Deferred stock	Accumulated	Accumulated other comprehensive	Shareholders’ equity
	Shares	Amount	be issued	capital	shares	compensation	deficit	income	(deficit)
Balance at January 1, 2003 as previously reported	15,409,933	€77,050	€687	€194,217	€(751)	€(220)	€(225,172)	€6,980	€52,791
Aggregate impact of restatement adjustment (Note 3)	—	—	—	—	—	—	23,763	—	23,763
Balance at January 1, 2003 (restated)	15,409,933	77,050	687	194,217	(751)	(220)	(201,409)	6,980	(76,554)
Reduction of nominal value	—	(61,885)	(305)	305	—	—	61,885	—	—
Issuance of ordinary shares at price of €2.20, net of offering expenses	2,814,944	2,815	—	2,629	—	—	—	—	5,444
Exercised stock-options	10,599	11	—	35	—	—	—	—	46
Converted notes	72,280	317	(317)	—	—	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	220	—	—	220
Variable accounting associated with repricing of stock-options	—	—	—	482	—	(322)	—	—	160
Other movements on stock-options	—	—	—	(57)	—	—	—	—	(57)
Components of comprehensive income:
Net loss (restated)	—	—	—	—	—	—	(21,469)	—	(21,469)
Foreign currency translation	—	—	—	—	—	—	—	7,334	7,334
Unrealized gain on cash flow hedges	—	—	—	—	—	—	—	1,058	1,058
Total comprehensive loss									(13,077)
Balance at December 31, 2003 (restated)	18,307,756	€18,308	€65	€197,611	€(751)	€(322)	€(160,993)	€15,372	€69,290
Variable accounting associated with repricing of stock-options	—	—	—	(482)	—	322	—	—	(160)
Components of comprehensive income:
Net loss (restated)	—	—	—	—	—	—	(80,947)	—	(80,947)
Foreign currency translation	—	—	—	—	—	—	—	6,140	6,140
Unrealized gain on cash flow hedges	—	—	—	—	—	—	—	781	781
Total comprehensive loss									(74,026)
Balance at December 31, 2004 (restated)	18,307,756	€18,308	€65	€197,129	€(751)	€—	€(241,940)	€22,293	€(4,896)
Components of comprehensive income:
Net income	—	—	—	—	—	—	3,861	—	3,861
Foreign currency translation	—	—	—	—	—	—	—	(7,383)	(7,383)
Total comprehensive loss									(3,522)
Balance at December 31, 2005	18,307,756	€18,308	€65	€197,129	€(751)	€—	€(238,079)	€14,910	€(8,418)

See notes to consolidated financial statements

GENESYS S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,
	2003	2004	2005
	(restated)	(restated)
Cash flows from operating activities:
Net (loss) income	€(21,469)	€(80,947)	€3,861
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	10,845	9,898	8,537
Amortization of other intangibles	9,595	5,382	3,580
Impairment of goodwill and other intangibles	28,057	75,401	—
Amortization of deferred financing costs and debt issuance discount	1,307	403	1,800
Amortization of deferred charges	88	—	—
Allowance (recovery) for bad debt	223	(438)	(529)
Stock-based compensation	380	(160)	—
Loss on disposal of property and equipment	150	23	34
Deferred taxes	(1,256)	72	(1,973)
Equity in income of affiliated company	(22)	(71)	(68)
Unrealized gain on derivative instrument	—	(62)	(297)
Changes in operating assets and liabilities:
Restricted cash	(649)	(358)	1,189
Accounts receivable	2,335	2,221	2,236
Prepaid expenses	(617)	615	(1,139)
Other assets	(4,704)	4,114	2,018
Accounts payable	(4,346)	(366)	(2,156)
Accrued liabilities	(147)	(1,694)	(121)
Accrued compensation	560	215	128
Taxes payable	648	(2,030)	(1,231)
Other liabilities	(3,636)	(1,101)	338
Net cash provided by operating activities	17,342	11,117	16,207
Cash flows from investing activities:
Purchases of property and equipment	(9,459)	(3,894)	(6,351)
Proceeds from sales of property and equipment	35	61	9
Net cash used in investing activities	(9,424)	(3,833)	(6,342)
Cash flows from financing activities:
Increase (decrease) in bank overdrafts	473	(1,689)	(353)
Increase in factored receivables borrowing	—	—	846
Net proceeds from issuance of common stock	5,490	—	—
(Increase) decrease of restricted cash	(5,444)	5,257	—
Principal payments on long-term debt	(1,226)	(19,456)	(13,011)
Financing costs	(283)	—	—
Net cash used in financing activities	(990)	(15,888)	(12,518)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,330)	391	1,081
Increase (decrease) in cash and cash equivalents	5,598	(8,213)	(1,572)
Cash and cash equivalents, beginning of year	9,976	15,574	7,361
Cash and cash equivalents, end of year	€15,574	€7,361	€5,789
Supplemental disclosures of cash flow information:
Interest paid	€4,670	€5,015	€4,604
Income taxes paid	2,222	2,026	1,399
Non-cash investing and financing transactions:
Fixed assets acquired under capital leases	22	344	—

See notes to consolidated financial statements

GENESYS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data when indicated)

Note 1. Business

Genesys S.A., together with its subsidiaries (the “Company”), is a limited liability company organized under the laws of France.

The Company is a global communications specialist, providing practical and innovative real-time collaborative and managed event services worldwide.

As of December 31, 2005, the Company had €76.1 million of debt. The bulk of this debt was incurred under a U.S. $125 million credit facility agreement that was entered into in April 2001 and thereafter amended, including most recently on January 27, 2006 (the “2006 Amendment”). The 2006 Amendment was signed in connection with a recapitalization in which the Company reduced the debt outstanding under its credit facility to approximately €32.4 million. The 2006 Amendment became effective upon the March 2006 closing of an equity offering in which the Company issued new shares and raised €46.3 million (net of €7.3 million in offering costs). The 2006 Amendment requires the Company to use commercially reasonable efforts to refinance the credit facility; however, the Company is not required to enter into a refinancing arrangement if it would provide interest terms at an average rate greater than LIBOR + 4.0% per annum or contain other commercially unreasonable terms. The Company is also not required to finance with one of the Company’s existing lenders. If the Company fails to refinance the credit facility in full by October 31, 2006, the Company will pay interest at 1.0% per annum above the rate it currently pays from November 1, 2006 to April 30, 2007, at 2.0% per annum above the rate it currently pays from May 1, 2007 to October 31, 2007, at 3.0% per annum above the rate it currently pays from November 1, 2007 to April 30, 2008, and at 4.0% per annum above the rate it currently pays from May 1, 2008 to October 31, 2008. See Notes 7 and 9 for further information.

The existing credit facility prohibits the Company’s payment of dividends. The Company has pledged as security for its credit facility the shares of its principal subsidiaries, as well as the accounts receivable of its principal U.S. subsidiary. If its financial results do not reach the levels required by its debt covenants and it is unable to obtain a waiver from its lenders, the Company’s debt would be in default and subject to acceleration by its lenders. Under the credit facility, if the Company fails to meet certain of the covenants imposed by the credit facility, it will be required to pursue one of several transactions (see Note 8), failing which its debt would be in default and subject to acceleration by its creditors.

Adequate liquidity and capital are critical to the ability of the Company to continue as a going concern and to fund its customer acquisition and marketing programs. The Company’s current operating assumptions and projections reflect management’s best estimates of revenue growth and operating expenses. The Company’s 2006 liquidity requirements are driven primarily by working capital needs, capital expenditures on telecommunications and bridging equipment, servers and its required debt service levels. Currently, management believes that the Company’s liquidity requirements will be met through its current capital resources and cash flows generated from operations.

The Company’s ability to meet its projections is subject to numerous uncertainties and there can be no assurance that these projected operating cash flows will be achieved. If the Company’s cash requirements are more than projected, the Company may require additional concessions from its lenders or additional financing in amounts that may be material. The type, timing and terms of financing that the Company selects will be dependent upon its cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. The Company cannot guarantee that additional financing sources will be available at any given time or available on favorable terms.

GENESYS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

Note 2. Summary of significant accounting policies

Basis of presentation

As a publicly traded company on the Nouveau Marché of Euronext Paris since October 1998 (now Eurolist by Euronext), the Company publishes consolidated financial statements prepared in accordance with International Financial Reporting Standards in France. In addition, the Company has been listed on the Nasdaq Stock Market since April 26, 2001 and publishes those consolidated financial statements prepared in accordance with Generally Accepted Accounting Principles in the United States. International Financial Reporting Standards in France differ in certain respects from Generally Accepted Accounting Principles in the United States.

Effective in 2005, the Company reorganized its Global Video Division, consolidating its activities into the applicable regional segments of North America, Europe and Asia-Pacific. The Company no longer manages the Global Video Division separately and has gained cost efficiencies through the reorganization. These changes resulted in various reclassifications in the historical segment information presented in Note 17.

The accompanying consolidated financial statements were prepared in accordance with Generally Accepted Accounting Principles in the United States. The main consolidation principles are as follows:

•       Companies that are wholly owned or that the Company controls are consolidated. In addition, those entities that are determined to be variable interest entities pursuant to FASB Interpretation No. 46, Consolidation of Variable Interest Entities, and for which the Company is the primary beneficiary are consolidated;

•       Companies over which the Company exercises significant influence but does not control are accounted for under the equity method of accounting; and

•       All significant inter-company transactions and balances are eliminated.

GENESYS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

Scope of consolidation

Name	Location	Interest and control
1. Fully consolidated companies
Parent and sub-holdings companies
Genesys S.A.	Montpellier, France	Parent company
Geene S.A.S.	Paris, France	100%
Eesys S.A.S.	Paris, France	100%
3054-344 Nova Scotia Ltd.	Halifax, Canada	100%
3054-345 Nova Scotia Ltd.	Halifax, Canada	100%
North America
Genesys Conferencing Inc.	Reston (Virginia), USA	100%
Genesys Conferencing Ltd.	Toronto, Canada	100%
Europe
Genesys Conferencing Ltd.	Croydon, UK	100%
Genesys Conferencing A.B.	Stockholm, Sweden	100%
Genesys Conferencing Europe S.A.S.	Ivry, France	100%
Genesys Conferencing S.A.	Brussels, Belgium	100%
Genesys Conferencing, S.R.L.	Milan, Italy	100%
Darome Teleconferencing GmbH	Berlin, Germany	100%
Asia Pacific
Genesys Conferencing Pty. Ltd.	Melbourne, Australia	100%
Genesys Conferencing Pte. Ltd.	Singapore	100%
Genesys Conferencing Ltd.	Hong Kong	100%
Genesys Conferencing Std. Bhd.	Kuala Lumpur, Malaysia	100%
Genesys Conferencing K.K. (*)	Tokyo, Japan	100%
Genesys Technology Consulting Co., Ltd (**)	Beijing, China	100%
Genesys Conferencing (NZ) Limited (***)	New Zealand	100%
2. Affiliates accounted for under the equity method:
Genesys Conferencing Iberia S.A. (****)	Madrid, Spain	20%

(*)	On December 12, 2003, Genesys Conferencing Pte. incorporated Genesys Conferencing K.K. in Japan. The Japanese subsidiary began operations during the first half of 2004.
(**)	On October 12, 2004, the Company incorporated Genesys Technology Consulting Co., Ltd. in China. The Chinese subsidiary began operations during the first half of 2005.
(***)	On June 27, 2005, the Company incorporated Genesys Conferencing (NZ) Limited in New Zealand. The New Zealand subsidiary began operations during the second half of 2005.
(****)	On February 10, 2006, the Company acquired the remaining 80% ownership of Genesys Conferencing Iberia S.A. See Note 18 for further information.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from these estimates.

GENESYS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

Reclassifications

Certain 2003 and 2004 amounts have been reclassified to conform to the 2005 presentation. The reclassifications solely relate to the revised reporting segments used in the 2005 presentation as well as certain corporate and administrative costs formerly presented within the reporting segments that are now segregated as “Corporate” costs (see Note 17). The reclassifications do not affect the Company’s total revenue, expenses, operating income, net income or balance sheet presentation.

Translation of financial statements of foreign subsidiaries

The functional currency of each subsidiary is the local currency, except for Genesys Conferencing Ltd., which is a Canadian company using U.S. dollars. In accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation (SFAS 52), assets and liabilities of the Company and its subsidiaries with functional currencies other than the Euro are translated into Euro equivalents at the rate of exchange in effect on the balance sheet dates. Revenues and expenses are translated at the average exchange rates for each reporting period. Foreign currency translation gains or losses are recorded as a separate component of shareholders’ equity (deficit).

Transactions in foreign currencies

At year-end, foreign currency denominated balances are translated using closing rates of exchange. In accordance with SFAS 52, unrealized gains and losses are recognized in operations for the period.

Revenue recognition

The Company generally recognizes revenue upon completion of conferencing services or at the time of shipment of equipment, assuming that persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is probable, unless the Company has future obligations for installation or must obtain customer acceptance, in which case revenue is deferred until these obligations are met. Amounts billed in excess of revenue recognized are included as other current liabilities in the accompanying consolidated balance sheets. Unbilled accounts receivable represents revenue that is earned but not yet billed as of the balance sheet dates.

Cost of services

Cost of services consists principally of telephony costs, equipment product costs, operator and operations management salaries and office expenses for operations staff, and depreciation on teleconferencing bridges and telecommunications equipment.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less from the date of purchase to be cash equivalents.

Accounts receivable

The allowance for doubtful accounts is established for amounts that are considered uncollectible at year-end, based on a statistical calculation from the invoice date of outstanding invoices.

GENESYS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

Goodwill

The purchase price of acquisitions has been allocated to the fair value of net assets acquired in business combinations accounted for under the purchase method. The purchase price in excess of the fair value of identified assets and liabilities acquired has been recorded as goodwill under SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). Goodwill is tested for impairment at least annually using a fair value based method, and on an interim basis when an event occurs or circumstances change between annual tests that indicate an impairment may have occurred. The Company determines fair value by utilizing discounted cash flows. The fair value test required by SFAS 142 for goodwill includes a two-step approach. Under the first step, companies must compare the fair value of a “reporting unit” to its carrying value. A reporting unit is the level at which goodwill impairment is measured and it is defined as an operating segment or one level below if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, goodwill is impaired. The Company defines its reporting units as its reportable segments of North America, Europe and Asia-Pacific.

Under step two, the amount of goodwill impairment is measured by the amount that the reporting unit’s goodwill carrying value exceeds the “implied” fair value of goodwill. The implied fair value of goodwill can only be determined by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in the first step). In this step, the fair value of the reporting unit is allocated to all of the reporting unit’s assets and liabilities (a hypothetical purchase price allocation).

The required annual impairment test of goodwill was performed as of October 1, 2003, 2004 and 2005. Following the results of the first step of the required impairment test, which was not met, the second step was required in 2003. Based on the results of this annual impairment test, an impairment charge of €3.2 million was recorded in 2003.

Prior to the annual impairment test as of October 1, 2004, the Company performed an interim impairment test as of June 30, 2004. The reduced level of expected cash flows for the next several years was the triggering event that led to this supplementary impairment review. The reduced level of expected cash flows was mainly attributable to the competitive industry environment, which resulted in significant price erosion. Following the results of the first step, the second step was required and an impairment charge of €53.4 million was recorded in June 2004. As of October 1, 2004 and 2005, the required annual impairment tests were passed.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The following table shows estimated useful lives of property and equipment:

Telecommunications equipment	5 years
Software and systems	1 to 5 years
Office and computer equipment	3 to 10 years
Leasehold improvements	5 to 10 years

GENESYS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

Impairment of long-lived assets

The Company reviews the carrying value of its long-lived assets, including property and equipment and identifiable intangible assets (i.e., customer lists) whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company tests identifiable intangible assets, excluding goodwill, for impairment using the two-step process prescribed in SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets (SFAS 144). In accordance with SFAS 144, an impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset or group of assets are less than its carrying amount. Impairment, if any, is assessed using the fair value or, if it is not available, discounted cash flows. Based on the results of this review in 2003 and 2004, impairment charges of €24.9 million and €22.0 million, respectively, were recognized.  There were no indicators of impairment in 2005.

Development of software for internal use

The Company accounts for the costs of computer software developed or obtained for internal use in accordance with Statement of Position (“SOP”) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The Company capitalizes costs of materials, consultants and payroll and payroll related costs for employees incurred in developing internal-use software. The Company capitalized €1,585, €1,174, and €2,606 during 2003, 2004 and 2005, respectively. These costs are included in software and systems and software development in progress as disclosed in Note 4. The net book value related to internal use software totaled €5,059 and €5,663 at December 31, 2004 and 2005, respectively.  Costs incurred during the preliminary project and post-implementation stages are charged to expense.

Research and development

The Company maintains engineering departments that develop features and products for group communications. The Company charges to expense, when incurred, that portion of the costs of these departments that relates to research and development activities.

In 2003, 2004 and 2005, research and development expenses amounted to €4,183, €3,750 and €3,219, respectively. Expenses relating to software and information system network maintenance and development, classified as general and administrative expenses in 2003, 2004 and 2005, amounted to €6,658, €5,896 and €4,978, respectively.

Deferred financing costs

Costs to obtain debt financing are capitalized and amortized over the life of the related debt using the effective interest method.

Income taxes

In accordance with SFAS No. 109, Accounting for Income Taxes, the Company provides for deferred taxes using the liability method of accounting. Under this method, deferred tax assets and liabilities are determined based on the temporary differences arising between the tax bases of assets and liabilities and their financial reporting amounts and on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to reverse. A valuation allowance is recognized if, on the weight of

GENESYS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

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

SFAS No. 123, Accounting for Stock Based Compensation (SFAS 123), amended by SFAS 148, Accounting for Stock-based Compensation—Transition and Disclosure: an Amendment of FASB Statement No. 123, provides an alternative to APB 25 in accounting for stock-based compensation issued to employees using the fair value based method. Companies can elect to continue to apply the provisions of APB 25 but are required by SFAS 123, as amended by SFAS 148, to disclose the pro forma effect on net income (loss) and net income (loss) per share as if the fair value basis method had been applied.

Pro forma information regarding net loss and loss per share is required by SFAS 123 and SFAS 148, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value of these options was estimated at the measurement date using the Black-Scholes option pricing model with the following assumptions:

	2003	2004	2005
Expected dividend yield	0%	0%	0%
Expected volatility	0.879	0.847	0.7528
Risk-free interest rate	4.18%	4.10%	3.02%
Weighted average expected life	4.5 years	4.5 years	4.5 years

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information is as follows:

	Years ended December 31,
	2003	2004	2005
	(restated)	(restated)
Net (loss) income, as reported	€(21,469)	€(80,947)	€3,861
Add: Stock-based employee compensation expense (credit) included in reported net loss	380	(160)	—
Deduct: Stock-based employee compensation expense determined under fair value method for all stock option grants (SFAS 123 expense)	(7,314)	(6,382)	(2,103)
Pro forma net loss	€(28,403)	€(87,489)	€1,758
Basic and diluted net (loss) income per common share, as reported	(1.29)	(4.41)	0.21
Pro forma basic and diluted net loss per common share	(1.71)	(4.77)	(0.10)

GENESYS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

The weighted average fair value of options granted during 2003, 2004 and 2005 was €4.48, €3.65, and €0.90, respectively.

Comprehensive income (loss)

SFAS No. 130, Reporting Comprehensive Income (SFAS 130), establishes rules for the reporting and display of comprehensive income (loss) and its components. Accumulated other comprehensive income, as set forth in the consolidated statements of changes in shareholders’ equity (deficit), consists of (i) foreign currency translation adjustments of €16,153, €22,293 and €14,910 at December 31, 2003, 2004 and 2005, respectively and (ii) unrealized losses on cash flow hedges of €(781), €0 and €0 at December 31, 2003, 2004 and 2005, respectively.

Net (loss) income per share

In accordance with SFAS No. 128, Earnings per Share (SFAS 128), basic and diluted (loss) income per share have been presented. Basic (loss) income per share excludes the dilutive effects of options and reflects only the actual ordinary shares outstanding. Diluted (loss) income per share includes the dilutive effects of options as if they had been exercised. Because the potentially issuable shares from the exercise of stock options and convertible notes would be antidilutive, there are no differences between basic and diluted net (loss) income per share for the Company through December 31, 2005. For fiscal years 2003, 2004 and 2005, 2,523,233, 2,514,352, and 2,421,572 stock options, respectively, were anti-dilutive and excluded from the (loss) income per share—diluted calculation due to the exercise prices being greater than the average fair market price.  For fiscal years 2003, 2004 and 2005, notes convertible into 75,333, 74,059, and 73,313 shares, respectively, were anti-dilutive and excluded from the (loss) income per share—diluted calculation due to the exercise prices of the underlying stock options being greater than the average fair market price.

Segment reporting

Management has concluded that the Company and its subsidiaries operate currently in three reportable segments: North America, Europe and Asia-Pacific, as management internally evaluates and reports the performance of the Company on the basis of these three separate business units. See Note 17.

Advertising expense

The cost of advertising is expensed as incurred. The Company’s advertising costs for the years ended December 31, 2003, 2004 and 2005 were € 2,116, €1,979 and €2,219, respectively.

Derivative instruments

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires the Company to recognize all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instruments depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into operations in the same line item associated with the forecasted transaction in the same period during which the hedged transaction affects operations. At December 31, 2004 and 2005, the Company does not hold derivative instruments that are designated and qualify as a fair value hedge. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current operations during the period of change.

Concentration of risk

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash equivalents and accounts receivable.

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

The Company sells its services and products to customers in a variety of countries in North America, Europe and Asia-Pacific. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. To date, such losses have been within management’s expectations. A summary of the activity in the allowance for doubtful accounts is as follows:

	Years ended December 31,
	2003	2004	2005
Allowance balance at January 1	€3,502	€2,537	€2,100
Amounts charged (credited) to expense	223	(438)	(529)
Amounts written off	(968)	(8)	(72)
Currency translation adjustment	(220)	9	48
Allowance balance at December 31	€2,537	€2,100	€1,547

For all periods presented, no customer represented revenue in excess of 10% of the Company’s total consolidated revenue.

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

The Company will adopt SFAS 123R on January 1, 2006. SFAS 123R permits public companies to adopt its requirements using one of two methods:

1.      A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date.

2.      A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company will adopt SFAS 123R using the modified prospective approach, as indicated above.

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R’s fair value method will have an impact on its result of operations, although it will have no impact on its overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net (loss) income and net (loss) income per share in Stock Options, above.

Note 3.   Restatement

The Company has restated its consolidated financial statements for the years 2001 through 2004. The aggregate impact of the restatement at January 1, 2003 is shown in the accompanying consolidated statements of stockholders’ equity. In conjunction with the initial accounting for its 2001 acquisitions of Vialog in the United States and Astound (renamed Genesys Conferencing Ltd.) in Canada, the Company did not appropriately consider the impact of recognized deferred tax liabilities on the required valuation allowance and resulting goodwill. In addition, subsequent to these acquisitions, the Company incurred losses for both book and tax purposes in each of these countries against which it recorded a full valuation allowance without consideration of offsetting deferred tax liabilities in these same countries. The impact of this was to overstate certain goodwill impairment charges taken in 2001 and 2002, to overstate the Company’s valuation allowance against deferred tax assets with the impact of understating net income on a cumulative basis by €23.7 million through January 1, 2003 and to understate the Company’s tax provision and overstate net income for 2003 and 2004 by €10.1 million and €9.2 million respectively. This resulted in an overstatement of net income per share by €0.60 and €0.51 for 2003 and 2004, respectively. The accompanying consolidated financial statements have been restated to correct for this error.

Note 4.   Goodwill and identifiable intangible assets

Goodwill

The impairment charge of €3,141 and €53,401 recorded in 2003 and 2004, respectively, is associated with the North American segment, and primarily relates to the acquisition of Vialog, which occurred in April 2001. No impairment charge was recorded in 2005.

Other intangible assets

The Company recorded a total impairment charge of €24,916 in 2003, which was recorded as a reduction to the carrying value of intangible assets. The impairment charge of €24,916 recorded in 2003

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

relates mainly to the customer lists of Vialog acquired in 2001 (€23,000) and, to a lesser extent, to the customer lists of Aloha Conferencing and Williams Communications, both acquired in 1999 (€1,916), which is part of the North American segment.

Due to the triggering event of greater than anticipated price erosion as a result of the competitive environment, the Company performed a review of carrying values as of June 30, 2004. Based on the results of this review, the Company recorded a total impairment charge of €22,000 in June 2004 that was recorded as a reduction to the carrying value of intangible assets. This impairment charge relates to the customer lists of Vialog acquired in 2001, which is part of the North American segment.

Goodwill and other intangible assets consist of the following:

	Weighted Average Useful lives	December 31,
	(in years)	2004	2005
Goodwill	Not applicable	€45,329	€46,329
Less accumulated amortization		(23,495)	(24,398)
		21,834	21,931
Customer lists	9	50,577	50,865
Less accumulated amortization		(34,779)	(38,534)
		15,798	12,331
Technology and other intangibles	4	10,177	10,159
Less accumulated amortization		(10,105)	(10,159)
		72	—
		€37,704	€34,262

The estimated total amortization expenses for the next five years are as follows:

2006	2,937
2007	2,532
2008	2,133
2009	2,133
2010	1,968

The changes in the carrying amount of goodwill and other intangibles from January 1, 2003 through December 31, 2005 are as follows:

	December 31,
	2003	2004	2005
Balances as of the beginning of the year	€158,213	€118,173	€37,704
Less: amortization of other intangibles	(9,595)	(5,382)	(3,580)
Less: impairment of goodwill and other intangibles	(28,057)	(75,401)	—
Adjustments of goodwill and other intangibles for previous year acquisitions	635	—	—
Impact of foreign currency fluctuations	(3,023)	314	138
Balances as of the end of the year	€118,173	€37,704	€34,262

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

Note 5.   Property and equipment

Property and equipment, net consists of the following:

	December 31,
	2004	2005
Telecommunications equipment	€39,743	€42,578
Software and systems	16,047	17,899
Office and computer equipment	10,387	10,857
Leasehold improvements	3,989	3,957
Software development in progress	111	1,753
	70,277	77,044
Less accumulated depreciation and amortization	(47,911)	(55,086)
	€22,366	€21,958

The Company leases certain of its equipment under capital leases. The cost of such equipment included in property and equipment was €1,834 and €1,720 at December 31, 2004 and 2005, respectively. Accumulated amortization of this equipment was €1,191 and €1,179 at December 31, 2004 and 2005, respectively.

Software development in progress at December 31, 2004 and 2005 consists of enhancements and new development of the Company’s Genesys Meeting Center platform and an integrated reservation and billing system. As developed software is completed and ready for use, it is reclassified into software and systems, at which time depreciation commences.

Note 6.   Bank overdrafts

The Company maintains overdraft facilities with certain of its banks. These facilities allow for a maximum borrowing of €2.5 million. The Company utilized €1.9 million and €2.2 million of the available facility at December 31, 2005 and 2004, respectively. The interest rates at those dates were 5.6% and 5.3%, respectively. The weighted average interest rate for the Company’s bank overdraft was 3.4% for 2003, 5.3% for 2004 and 5.9% for 2005. The bank overdrafts have no stated expiration. However, they are callable by the banks at any time.

Note 7.   Receivables factoring program

In February 2005, the Company entered into an agreement with a French factoring company to sell certain accounts receivables of the largest customers of its French operating subsidiary, Genesys Conferencing Europe S.A.S. Under the terms of the agreement, the Company must repurchase certain receivables that have been sold to the factoring company when specific criteria are met. Consequently, receivables sold under the program are reported in accounts receivable and the sales proceeds are recorded as borrowings and classified as other current liabilities in the Company’s consolidated balance sheets. At December 31, 2005, €0.9 million included in the €21.3 million of billed accounts receivable in the consolidated balance sheet had been sold under the terms of the program.

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

Note 8.   Long-term debt and capital leases

Long-term debt, including capital leases, consists of the following:

	December 31,
	2004	2005
Term loans, variable rate	€66,111	€67,490
Revolving loans, variable rate	7,342	8,477
3% Convertible Bonds, net of unamortized discount of €46 in 2004	3,178	—
Interest free loan from ANVAR	120	70
Capital lease obligations	247	43
Total long-term debt	76,998	76,080
Less current portion	(12,225)	(1,100)
Long-term debt, less current portion	€64,773	€74,980

As described below, the Company reduced its debt outstanding in March 2006 in connection with a recapitalization. After this repayment, the debt outstanding under the principal credit facility has been reduced from €76.0 million to approximately €32.4 million.

Bank Financing Amendment and Recapitalization

U.S. $125 Million Credit Facility

On April 20, 2001, the Company and Vialog entered into a U.S. $125 million credit facility agreement with BNP Paribas, CIBC World Markets and Fortis Bank. This credit facility, which was amended thereafter, replaced the Company’s then outstanding U.S. $35 million multi-currency term loan and the long-term debt of Vialog (U.S. $75 million senior notes payable) that existed prior to the acquisition of Vialog. Prior to the execution of various amendments on April 30, 2003, August 6, 2004, December 15, 2005 and January 27, 2006 as described below, the U.S. $125 million credit facility included the following terms:

•       A U.S. $50 million senior term loan facility granted to Vialog, which was used by Vialog to refinance its existing debt. This facility initially matured on April 28, 2006 and bore interest at the rate of Libor USD plus a margin of 2.65% per annum.

•       A U.S. $30 million senior term loan facility granted to Vialog, which was used by Vialog to refinance its existing debt. This facility initially matured on October 31, 2006 and bore interest at the rate of Libor USD plus a margin of 3.15% per annum.

•       A U.S. $35 million senior term loan facility granted to the Company, which the Company used to partially refinance its existing debt. This facility initially matured on April 28, 2006 and bore interest at the rate of Libor USD plus a margin of 2.65% per annum.

•       A U.S. $5 million revolving loan facility granted to Vialog, to be used by Vialog for working capital purposes. This facility bore interest at the rate of Libor USD plus a margin of 2.65% per annum.

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

•       A U.S. $5 million revolving loan facility granted to the Company, which the Company uses for working capital purposes. This facility bore interest at the rate of Libor USD plus a margin of 2.65% per annum.

Prior to the amendments described below, the U.S. $50 million and U.S. $35 million term loans granted to Vialog and the Company, respectively, were to be repaid in semi-annual installments in accordance with the schedule set forth in the credit facility agreement. The U.S. $30 million facility was to be repaid in one payment at maturity.

On April 11, 2003 and August 6, 2004, the Company signed two separate amendments to the April 2001 U.S. $125 million credit facility with the bank lenders. Both of these amendments mainly provide for the rescheduling of principal repayments and adjustments to the Company’s financial covenants.

At December 31, 2004, the Company did not satisfy its cash cover financial covenant. At March 31, 2005, the Company did not satisfy the cash cover, leverage and consolidated EBITDA ratio financial covenants. At June 30, 2005, the Company did not satisfy the cash cover and leverage financial covenants. The Company obtained waivers from its bank lenders with respect to these covenants at these dates. In addition, on September 30, 2005, the Company obtained prospective waivers from its bank lenders for any financial covenant defaults from September 30, 2005 through September 30, 2006.

On December 15, 2005, the Company signed an amendment to the April 2001 U.S. $125 million credit facility with its lenders. As part of the amendment, the prospective waivers from the Company’s bank lenders were extended for any financial covenant defaults from September 30, 2005 through December 31, 2006. Also under this amendment, the Company’s lenders agreed to increase the variable rate revolving loan portion of the credit facility by U.S. $6 million. This increase in the credit facility was intended to finance working capital needs and certain payments in connection with the Company’s purchase of Genesys Teleconferencia Iberia S.A.

On January 27, 2006, the Company’s principal credit facility was amended (the “2006 Amendment”) as part of a financial recapitalization. This 2006 Amendment became effective upon the closing of the issuance of new shares. The amendment requires the Company to use commercially reasonable efforts to refinance the credit facility; however, the Company is not required to enter into a refinancing arrangement if it would provide for interest terms at an average rate greater than LIBOR + 4.0% per annum or contain other commercially unreasonable terms. The Company is also not required to finance with one of the Company’s existing lenders. If the Company fails to refinance the credit facility in full by October 31, 2006, the Company will pay interest at 1.0% per annum above the rate it currently pays from November 1, 2006 to April 30, 2007, at 2.0% per annum above the rate it currently pays from May 1, 2007 to October 31, 2007, at 3.0% per annum above the rate it currently pays from November 1, 2007 to April 30, 2008, and at 4.0% per annum above the rate it currently pays from May 1, 2008 to October 31, 2008.

The 2006 Amendment prohibits the Company’s payment of dividends. The Company has pledged as security for its credit facility the shares of its principal subsidiaries, as well as assets of the Company’s principal U.S. subsidiary. If its financial results do not reach the levels required by its debt covenants and the Company is unable to obtain a waiver from its lenders, the Company’s debt would be in default and subject to acceleration by its lenders.

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

On February 22, 2006, the Company completed a financial recapitalization that included a U.S. $65 million share offering (the “Share Offering”), the proceeds of which were used to repay more than half of the total debt. The Share Offering was made to the Company’s existing shareholders, who received warrants granting the right to subscribe for new shares. As a result of the Share Offering, 51,490,530 new shares were issued. Through this repayment, the Company reduced the debt outstanding under the credit facility to U.S. $38.1 million (approximately €32.4 million). See Note 10.

Current and principal repayment schedule, as amended

Under the August 6, 2004 amendment, the annual principal payment schedule compared to the amended and restated repayment schedule subsequent to the recapitalization and $50 million payment made in the first quarter of 2006 in accordance with the 2006 Amendment, is as follows:

	Repayments according to amendment signed on August 6, 2004	Repayments according to the 2006 Amendment	Difference
	(in millions)
2006	$16.0	$1.2	$(14.8)
2007	22.3	11.9	(10.4)
2008	49.8	25.0	(24.8)
Total	$88.1	$38.1	$(50.0)

Under the 2006 Amendment, interest will continue to be paid according to the original schedule (i.e., semi-annually on April 30 and October 31). The Company has also agreed to prepay certain amounts of the debt if its excess cash flows exceed certain levels.

The weighted average interest rate on the U.S. $125 million credit facility outstanding at December 31, 2003, 2004 and 2005 was 4.0%, 5.2% and 6.1%, respectively.

Financial covenants

The 2006 Amendment adjusts the level of the Company’s existing financial covenants and deletes the financial covenants that previously required the Company to maintain a minimum level of EBITDA, as defined, and prohibited the Company from incurring capital expenditures in excess of certain levels. The financial covenants in the 2006 Amendment establish threshold levels at which the Company would be able to implement certain transactions before its bank lenders could declare the Company in default under the credit agreement. However, if the Company falls below certain base levels, its lenders could declare the Company in default.

The amended threshold financial covenants are as follows:

•       The Company must maintain a cash cover ratio (consolidated cash flow over consolidated debt service) at or above specified levels varying from 0.82 to 3.25 for each quarter ending from March 31, 2006 to September 30, 2008;

•       the Company must maintain an interest cover ratio (consolidated EBITDA over consolidated net interest expense) of no less than 4.12 as at March 31, 2006, increasing progressively to 17.71 as at September 30, 2008; and

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

•       the Company must maintain a leverage ratio (outstanding consolidated net indebtedness over consolidated EBITDA) for each quarter of no more than 1.68 as at March 31, 2006, decreasing progressively to 0.04 as at September 30, 2008.

Should the Company fail to meet one of these covenants, it would be required to pursue one of the following transactions or, if the Company fails to do so, be declared in default:

•       a capital increase in an amount of not less than €20 million;

•       a new loan of an amount sufficient to repay the sums outstanding under the credit facility;

•       a bond issuance in an amount sufficient to repay the sums outstanding under the credit facility;

•       the execution of a merger agreement or sale and purchase agreement, or the launching of a tender offer; or

•       another transaction that is ratified by the Company’s Board of Directors and accepted by our lenders.

If the Company is unable to effect one of these transactions, its lenders will have the right to require immediate repayment in full of the Company’s outstanding indebtedness. It is likely that the Company would be unable to make such a repayment.

In addition to the threshold financial covenants described above, the Company must meet the following base financial covenants:

•       The Company must maintain a cash cover ratio at or above specified levels varying from 0.69 to 2.74;

•       The Company must maintain an interest cover ratio of no less than 3.47 as at March 31, 2006, increasing progressively to 14.91 in 2008; and

•       The Company must maintain a leverage ratio of no more than 1.92 as at March 31, 2006, decreasing progressively to 0.04 in 2008.

Compliance with the ratios listed above is tested quarterly, at the end of each quarter through September 30, 2008. All ratios are computed under U.S. GAAP.

In addition, the 2006 Amendment prohibits the payment of dividends. The Company has pledged as security for its credit facility the shares of its principal subsidiaries, as well as the cash and equivalents and accounts receivable of its principal U.S. subsidiary. All of the existing security has been confirmed in connection with the 2006 Amendment. If its financial results do not reach the levels required by its debt covenants and it is unable to obtain a waiver from its lenders, the Company’s debt would be in default and subject to acceleration by its lenders.

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

Future repayments

In connection with the recapitalization and debt repayment, the Company’s principal credit facility was amended on January 27, 2006. As part of this amendment, the repayment schedule of the debt outstanding under the principal credit facility has been changed. Future repayments of long-term debt, excluding capital lease obligations after consideration of the new credit facility repayment schedule, are as follows:

2006	€1,096
2007	10,060
2008	21,168
Debt repaid in January 2006 through the issuance of common shares*	43,713
Total	€76,037

*                     In accordance with SFAS No. 6, Classification of Short-Term Obligations Expected to be Refinanced, the Company reported the short-term portion of debt outstanding on its consolidated balance sheet at December 31, 2005 reflecting the current repayment schedule of the January 27, 2006 amendment.

3% Convertible Bonds due 2004

On August 6, 1999, the Company issued 1,524,390 3% Convertible Bonds, each with a principal amount of €18.37, for €16.40 each. Each bond was originally convertible into one share of common stock, and unless converted, was originally due September 1, 2004. The bonds were callable at the Company’s option. The original issuance discount of €3,003 was amortized as additional interest expense over the life of the bonds. 851,056 and 197,011 bonds were converted into shares of common stock during 2000 and 2001, respectively. The remaining 476,323 notes were not converted into common stock and were subsequently repurchased.

On May 26, 2003, at the request of the Company and as part of the financial restructuring plan, the bondholders approved the rescheduling of 50% of the principal repayment (all of which was previously due September 1, 2004). The Company repaid 50% of the principal of these bonds totaling €6.4 million on September 1, 2004, and was required to repay the remaining 50% of the outstanding principal on October 31, 2005. As a result of the modification of the terms of the bonds, they were no longer convertible into the Company’s ordinary shares.

In February 2004, the Company repurchased 125,330 Convertible Bonds (with a principal amount of €2.3 million) for an amount of € 2.2 million and, as a result, 350,993 bonds were outstanding at December 31, 2004, with an aggregate principal amount of €3.2 million.

In October 2005, the Company repaid the total remaining outstanding Convertible Bonds for €3.2 million. There was no gain or loss on this repayment.

Other Long-Term Debt

During 2001, the Company was granted an interest free loan for €120 by ANVAR (an agency of the French government) relating to web conferencing, which will be repaid by the end of 2006.

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

Note 9.   Fair value of financial instruments

At December 31, 2004 and 2005, the carrying values of current financial instruments such as cash, restricted cash, accounts receivable and payable, unbilled receivables, accrued liabilities and the current portion of long-term debt approximated their market value, based on the short-term maturities of these instruments. At December 31, 2004 and 2005, the fair values approximated carrying value of long-term debt as the Company’s long-term debt had a variable rate.

The fair value of long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, or where quoted prices are not available, on the present value of future cash flows discounted at borrowing rates currently offered for debt instruments with similar remaining maturities.

Note 10.   Shareholders’ equity (deficit)

Astound acquisition

To finance the 2001 acquisition of Astound, the Company issued 1,103,200 notes convertible into shares of the Company. Of these convertible notes, 156,109 are convertible into options that replace existing Astound options and may be exercised in the future for the purchase of shares of the Company; 30,700 are convertible into special options that may be exercised in the future for the purchase of shares of the Company; and the remaining 916,391 notes are directly convertible into ordinary shares of the Company. The issuance of these convertible notes was reserved to a subsidiary of the Company that contributed the notes to the Astound shareholders. Astound shareholders were thus able to receive ordinary shares of the Company, either immediately or at a future date.

Through July 2003, the unit share price under these convertible notes was €28.79. As part of the July 2003 capital increase with preferential subscription rights for current shareholders, the unit share price was adjusted to take into account the dilution effect. The unit share price is currently €28.66, representing a nominal value of €1.00 and unit additional paid-in-capital of €27.66 per convertible note.

The following table shows the number of shares or options for each type of the convertible notes that were converted or forfeited (following the departure of the options holders from the Company) from January 1, 2003 through December 31, 2005.

	Notes convertible into replacement options	Notes convertible into special options	Notes directly convertible into shares of the Company	Total
Remaining convertible notes at Jan. 1, 2003	98,608	30,700	137,347	266,655
Converted notes	—	—	(72,280)	(72,280)
Forfeited notes	(53,975)	—	—	(53,975)
Remaining convertible notes at Dec. 31, 2003	44,633	30,700	65,067	140,400
Forfeited notes	(1,274)	—	—	(1,274)
Remaining convertible notes at Dec. 31, 2004	43,359	30,700	65,067	139,126
Forfeited notes	(746)	—	—	(746)
Remaining convertible notes at Dec. 31, 2005	42,613	30,700	65,067	138,380

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

Public offerings

In August 2003, the Company raised €6,193 in cash, inclusive of the issuance premium, in an equity rights offering, with preferential subscription rights, as a condition to the financial restructuring disclosed in Note 11. The Company issued 2,814,944 new ordinary shares, which were subsequently listed on the Nouveau Marché of Euronext Paris (now Eurolist by Euronext) starting August 6, 2003. The Company agreed to use the proceeds of the rights offering, which were deposited in an escrow account, to repay the principal of, or repurchase, the 3% Convertible Bonds due 2004 and 2005 (see Note 7).

To permit the rights offering described above, the Company’s shareholders approved a reduction in the nominal value of its ordinary shares from €5 per share to €1 per share at its June 5, 2003 shareholders meeting. Under French law, the Company would not have been permitted to offer shares in the rights offering at a price that was less than the nominal value of those shares.

On February 22, 2006, the Company completed a planned recapitalization that included the amendment and restatement of its U.S. $125 million credit facility, a U.S. $65 million equity offering and certain other transactions relating to the Company’s shares. The equity offering was implemented through the distribution to the Company’s shareholders of warrants granting the right to subscribe to new shares. Shareholders were able to exercise their warrants until February 15, 2006, and ADS holders were able to exercise their warrants until February 13, 2006. The warrants exercise period was followed by a private placement to institutional investors outside the United States. 51,490,530 new shares were issued as a result of the exercise of offering, representing gross proceeds of $65 million (approximately €53.6 million).

Other

The June 5, 2003 special shareholders’ meeting resulted in a reduction of the Company’s ordinary shares by €61,885 from €77,356 to €15,471 in the Company’s statutory accounts, against the accumulated deficit. The nominal value per share was reduced from €5 to €1. Thereafter, ordinary shares amounted to 15,471,204 shares having a nominal value of €1. Due to the decrease of nominal value per share, the shares to be issued were reduced by €305, against an increase of additional-paid-in-capital.

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

Dividend rights

The Company may distribute dividends out of its “distributable profits,” plus any amounts held in its reserve that the shareholders decide to make available for distribution, other than those reserves, which are specifically required by law or its by-laws. “Distributable profits” consist of its statutory net profits in each year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or its by-laws.

The Company must allocate 5% of its statutory net profit for each year to its legal reserve account before dividends may be paid with respect to that year. Such allocation must be made until the amount in

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of the Company’s French subsidiaries on a statutory basis. At December 31, 2005, the Company’s legal reserve was €146. The legal reserve may be distributed to shareholders only upon liquidation of the Company.

Note 11.   Employee stock option plans

1998, 1999 and 2000 Stock Plans

On September 23, 1998, the Board of Directors approved the 1998 Stock Plan (the “1998 plan”) for grants of options for ordinary shares to directors, officers and key employees. A total of 412,890 shares are authorized for issuance under the 1998 plan. Stock options under the 1998 plan are granted at prices equivalent to the price of the initial public offering on October 1, 1998. However, following the Company’s August 2003 rights offering in connection with its financial restructuring, the Company revised all of the exercise prices of our outstanding stock options in accordance with French law, which requires the Company to maintain equality between the shareholders and the beneficiaries of the Company’s stock options. Under the terms of the 1998 plan, the options give the right to purchase one share per option. The options generally vest at a rate of 20% by the first year anniversary (“bracket A”), 50% by the third year anniversary (“bracket B”) and the final 30% by the fourth year anniversary (“bracket C”). Shares acquired upon the exercise of stock options must be held for 3 years for bracket A options and 2 years for bracket B and bracket C options. The options expire eight years after the date of grant. Ordinary shares attributable to awards, which have expired, been terminated, cancelled or forfeited, are available for issuance or use in connection with future awards.

On September 15, 1999, the Board of Directors approved the 1999 Stock Plan (the “1999 plan”) for grants of options for ordinary shares to directors, officers and key employees. A total of 230,504 shares are authorized for issuance under the 1999 plan. Stock options under the 1999 plan are granted at prices equivalent to the average market value of the Company’s ordinary shares calculated over the 20 trading sessions prior to the date of grant. The other terms of the 1999 plan are identical to the 1998 plan.

On September 8, 2000, the Board of Directors of the Company approved the 2000 Stock Plan (the “2000 plan”) pursuant to the authorization given by the shareholders’ meeting held on June 6, 2000. A total of 550,000 shares are authorized for issuance under the 2000 plan. Stock options under the 2000 plan are granted at prices equivalent to the average market value of the Company’s ordinary shares calculated over the 20 trading sessions prior to the date of grant. Under the terms of the 2000 plan, the options give the right to purchase one share per option. The options generally vest at a rate of 20% by the first year anniversary (“bracket A”), 50% by the third year anniversary (“bracket B”) and the final 30% by the fourth year anniversary (“bracket C”). Shares acquired upon the exercise of stock options must be held for 3 years for bracket A options and two years for bracket B and bracket C options. Options expire eight years after the date of grant. Ordinary shares attributable to awards, which have expired, been terminated , cancelled or forfeited, are available for issuance or use in connection with future awards.

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
(in thousands, except share and per share data when indicated)

On September 26, 2001, for these three plans, the minimal period before selling shares acquired upon the exercise of stock options for non-French residents or non-signers of a work contract according to the French Law was changed. These option holders can now sell their shares upon exercise.

On June 5, 2003, the 1998, 1999 and 2000 plans were amended and now the options granted under the three plans after April 2000 are vested at a rate of 20% by the first year anniversary (“bracket A”), 50% by the second year anniversary (“bracket B”) and the final 30% by the third year anniversary (“bracket C”). Shares acquired upon the exercise of stock options must be held for three years for bracket A options, two years for bracket B options and one year for bracket C options.

2001 Stock Plan

On September 26, 2001, the Board of Directors of the Company approved the 2001 Stock Plan (the “2001 plan”) pursuant to the authorization given by the shareholders’ meeting held on June 26, 2001. A total of 550,000 shares are authorized for issuance under the 2001 plan. This plan is divided into two parts.

The first part of the 2001 plan relates to French residents or signers of a work contract according to French Law. Stock options under this part are granted at prices equivalent to the average market value of the Company’s ordinary shares calculated over the 20 trading sessions prior to the date of grant. Under the terms of this part of the 2001 plan, the options give the right to purchase one share per option. The options generally vest at a rate of 20% by the first year anniversary (“bracket A”), 50% by the second year anniversary (“bracket B”) and the final 30% by the third year anniversary (“bracket C”). Shares acquired upon the exercise of stock options must be held for three years for bracket A options, two years for bracket B options and one year for bracket C options. Options expire eight years after the date of grant. Ordinary shares attributable to awards, which have expired, been terminated, cancelled or forfeited, are available for issuance or use in connection with future awards.

The second part of the 2001 plan relates to non-French residents or non-signers of a work contract according to the French Law. Stock options under this part are granted at prices equivalent to the average market value of the Company’s ordinary shares calculated over the 20 trading sessions prior to the date of grant. The options are exercised on the Nasdaq Stock Market only. Under the terms of this part of the 2001 plan, the options give the right to purchase 2 ADS’s per option. If on the effective date of the exercise of a vested option, the grantee is a restricted participant, such grantee shall receive one ordinary share instead of 2 ADS’s. The options vest at a rate of 10% upon the first year anniversary and an additional 7.5% for each quarter thereafter, until fully vested. Options can be exercised immediately upon vesting and there are no holding restrictions on the underlying ADS’s (or ordinary shares for restricted participant). Options expire eight years after the date of grant. ADS’s (or ordinary shares for restricted participant) attributable to awards which have expired, been terminated, canceled or forfeited are available for issuance or use in connection with future awards.

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
(in thousands, except share and per share data when indicated)

June 5, 2003 for French residents and June 27, 2003 for non-French residents. Offers expired on December 2, 2002 for French residents and December 18, 2002 for non-French residents. As a result of the two separate offers, employees tendered an aggregate of 1,045,511 options in return for the promise to grant new options.

On June 5, 2003 and June 27, 2003, the Company re-granted one new stock option for each stock option cancelled in 2002, subject to adjustments for any stock splits, stock dividends and similar events, provided that the employee was still employed by the Company at the new option grant date. The new options granted are under the same option plan as the related cancelled options and on substantially the same terms and conditions as such options, except that the exercise price was based on the “market value” of the Company’s ordinary shares (or ADSs) at the time of the grant and was determined in accordance with the terms of the applicable option plan. The new options granted to non-French residents have the same vesting schedule and maximum term as the related cancelled options. The new options granted to French residents have the same vesting schedule as the related cancelled options, starting on the date of grant of the new options, and they have the same maximum term as the related cancelled options.

2003 Stock Plan

On June 5, 2003, the Board of Directors of the Company approved the 2003 Stock Plan (“the 2003 plan”) pursuant to the authorization given by the shareholders’ meeting held on June 5, 2003. A total of 1,000,000 shares are authorized for issuance under the 2003 plan. This plan is divided into two parts.

The first part of the 2003 plan relates to French residents or signers of a work contract according to French Law. Stock options under this part are granted at prices equivalent to the average market value of the Company’s ordinary shares calculated over the 20 trading sessions prior to the date of grant. Under the terms of this part of the 2003 plan, the options give the right to purchase one share per option. The options generally vest at a rate of 20% by the first year anniversary (“bracket A”), 50% by the second year anniversary (“bracket B”) and the final 30% by the third year anniversary (“bracket C”). Shares acquired upon the exercise of stock options must be held for three years for bracket A options, two years for bracket B options, and one year for bracket C options. Options expire eight years after the date of grant. Ordinary shares attributable to awards, which have expired, been terminated, been canceled or forfeited, are available for issuance or use in connection with future awards.

The second part of the 2003 plan relates to non-French residents or non-signers of a work contract according to the French Law. Stock options under this part are granted at prices equivalent to the average market value of the Company’s ordinary shares calculated over the 20 trading sessions prior to the date of grant. The options are exercised on the NASDAQ Stock Market only. Under the terms of this part of the 2003 plan, the options give the right to purchase 2 ADS’s per option. If, on the effective date of the exercise of a vested option, the grantee is a restricted participant, such grantee shall receive one ordinary share instead of 2 ADS’s. The options vest at a rate of 10% upon the first year anniversary and an additional 7.5% for each quarter thereafter, until fully vested. Options can be exercised immediately upon vesting and there are no holding restrictions on the underlying ADS’s (or ordinary shares for restricted participant). Options expire eight years after the date of grant. ADS’s (or ordinary shares for restricted participant) attributable to awards which have expired, been terminated, canceled or forfeited are available for issuance or use in connection with future awards.

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

Stock option repricing (1998, 1999, 2000, 2001 and 2003 plans)

On September 18, 2003, the Board of Directors approved the repricing of granted stock options to comply with the French Company Act after the completion of the rights offering in August 2003. The exercise prices of outstanding stock options were immediately decreased by 7.44% to offset the dilution effect for option holders due to the rights offering with preferential rights for existing shareholders. Furthermore, on April 18, 2006, the Board of Directors approved the repricing of granted stock options to comply with the French Company Act after the completion of the capital increase, by distributing warrants, free of charge, in February 2006. The exercise prices of outstanding stock options were immediately decreased by 20.51% to offset the dilution effect for option holders due to the capital increase, by distributing warrants free of charges, to existing shareholders. As a modification of the exercise price of outstanding stock options occurred, the Company accounts for these stock options under the variable accounting method in accordance with FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, issued by the Financial Accounting Standards Board in March 2000, starting on September 18, 2003. The corresponding compensation expense, classified in general and administrative expenses, amounted to €160 for the year ended December 31, 2003, and has been offset by a compensation credit of €160 for the year ended December 31, 2004 as a result of the decrease in the Company’s quoted share price.

2005 Stock Plan

On June 28, 2005, the Board of Directors of the Company approved the 2005 Stock Plan (“the 2005 plan”) pursuant to the authorization given by the shareholders’ meeting held on June 28, 2005. A total of 500,000 shares are authorized for issuance under the 2005 plan. This plan is divided into two parts.

The first part of the 2005 plan relates to French residents or signers of a work contract according to French Law. Stock options under this part are granted at prices equivalent to the average market value of the Company’s ordinary shares calculated over the 20 trading sessions prior to the date of grant. Under the terms of this part of the 2005 plan, the options give the right to purchase one share per option. The options vest at a rate of 10% upon the first year anniversary and an additional 7.5% for each quarter thereafter, until fully vested. Options can be exercised immediately upon vesting but there are holding restrictions on the ordinary shares. Options can be sold after 4 years from the grant date. Options expire eight years after the date of grant. Ordinary shares attributable to awards, which have expired, been terminated, canceled or forfeited, are available for issuance or use in connection with future awards.

The second part of the 2005 plan relates to non-French residents or non-signers of a work contract according to the French Law. Stock options under this part are granted at prices equivalent to the average market value of the Company’s ordinary shares calculated over the 20 trading sessions prior to the date of grant. The options are exercised on the NASDAQ Stock Market only. Under the terms of this part of the 2005 plan, the options give the right to purchase 2 ADS’s per option. If, on the effective date of the exercise of a vested option, the grantee is a restricted participant, such grantee shall receive one ordinary share instead of 2 ADS’s. The options vest at a rate of 10% upon the first year anniversary and an additional 7.5% for each quarter thereafter, until fully vested. Options can be exercised immediately upon vesting and there are no holding restrictions on the underlying ADS’s (or ordinary shares for restricted participant). Options expire eight years after the date of grant. ADS’s (or ordinary shares for restricted

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

participant) attributable to awards which have expired, been terminated, canceled or forfeited are available for issuance or use in connection with future awards.

Stock option activity under the 1998, 1999, 2000, 2001, 2003 and 2005 plans was as follows:

	Shares available for grant	Options outstanding	Weighted- average exercise price
Balance as of January 1, 2003	1,165,595	562,531	€22.47
Authorized	1,000,000	—	—
Granted	(2,076,801)	2,076,801	4.45
Exercised	—	(10,599)	4.33
Forfeited	98,000	(105,500)	17.91
Balance as of December 31, 2003	186,794	2,523,233	7.43
Granted	(117,290)	117,290	3.65
Forfeited	39,901	(126,171)	11.14
Balance as of December 31, 2004	109,405	2,514,352	7.06
Authorized	500,000	—	—
Granted	(15,000)	15,000	1.49
Forfeited	23,669	(107,780)	6.28
Balance as of December 31, 2005	618,074	2,421,572	7.06

The following table summarizes the status of stock options outstanding exercisable at December 31, 2005:

	Options outstanding
Range of exercise price	Number outstanding	Weighted-average remaining contractual life (in years)	Number exercisable	Weighted- average exercise price
€1.49 & €5.54	2,000,031	5.38	1,416,820	€4.22
€9.17 & €12.00	50,699	0.72	50,699	9.17
€13.24 & €14.68	207,984	3.14	207,984	14.19
€20.45 & €23.16	101,858	3.29	101,858	22.45
€46.67 & €49.49	61,000	1.61	61,000	48.64
	2,421,572	4.91	1,838,361	€7.06

Stock plan at Genesys Conferencing, Inc. (formerly Vialog Corporation)

In accordance with the merger agreement, Vialog stock options remain outstanding after the acquisition by Genesys S.A. on the same terms and conditions except that, upon exercise the holder receives a right to receive Genesys ADS’s for Vialog common stock based on the same exchange ratio used in connection with the merger.

On February 14, 1996 and April 29, 1999, Vialog’s Board of Directors approved the 1996 and 1999 Vialog Stock Plans, respectively. The maximum number of shares of Vialog’s common stock that may be

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

subject to outstanding awards may not exceed 3,250,000 shares and 1,500,000 shares as of December 31, 2001 for the 1996 and 1999 Vialog’s Stock Plans, respectively. Shares of common stock attributable to awards, which have expired, been terminated, cancelled or forfeited, are available for issuance or use in connection with future awards. The 1996 and 1999 Vialog Stock Plans will remain in effect until February 14, 2006 and April 29, 2009, respectively, unless terminated earlier by the Vialog’s Board of Directors.

Stock option activity under the 1996 and 1999 Vialog Stock Plans was as follows:

	Number of options available for grant	Number of outstanding Vialog stock options	Equivalent number of Genesys ordinary shares	Equivalent weighted- average exercise price of Genesys ordinary share
Balance as of January 1, 2002	960,065	2,045,846	685,665	€20.65
Exercised	—	(55,000)	(18,433)	11.21
Cancelled	1,202,556	(1,202,556)	(403,037)	19.45
Balance as of December 31, 2002	2,162,621	788,290	264,195	17.06
Forfeited	238,070	(238,070)	(79,789)	24.58
Balance as of December 31, 2003	2,400,691	550,220	184,406	13.80
Forfeited	18,060	(18,060)	(6,053)	8.42
Balance as of December 31, 2004	2,418,751	532,160	178,353	12.95
Forfeited	18,500	(18,500)	(6,200)	12.69
Balance as of December 31, 2005	2,437,251	513,660	172,153	12.77

The following table summarizes the status of stock options outstanding and exercisable at December 31, 2005:

	Options outstanding
Range of equivalent exercise price	Equivalent outstanding number of Genesys ordinary shares	Weighted-average remaining contractual life (in years)	Equivalent exercisable number of Genesys ordinary shares	Equivalent weighted- average exercise price of Genesys ordinary shares
€4.38 & €10.14	76,562	3.6	76,562	€7.55
€10.95 & €15.33	41,998	3.8	41,998	11.73
€17.52	8,545	3.1	8,545	17.52
€21.91 & €23.00	45,048	4.5	45,048	22.87
	172,153	3.8	172,153	€12.77

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

Note 12.   Other long-term liabilities

Other long-term liabilities consist of the following:

	December 31,
	2004	2005
Accrued restructuring expenses as follows:
United States, 2002-03 plans, consolidation of call centers	€610	€5
United States, 1998-99 plans, consolidation of call centers	796	553
Germany, 2002 plan, closing of Rödermark call center	211	97
Montpellier, 2004 plan, consolidation of senior management, legal, administrative and finance departments to Reston, Virginia	450	30
Subtotal—accrued restructuring expenses	2,067	686
Accrued severance and related litigation	336	211
Tax audit accruals (Genesys Conferencing France)	244	—
Deferred rent	11	—
Other	53	428
Total other long-term liabilities	2,711	1,325
Less current portion	(1,467)	(627)
Other long-term liabilities, less current portion	€1,244	€698

Restructuring charge

Restructuring charges disclosed in the consolidated statements of operations consist of the following:

	December 31,
	2003	2004	2005
United States, 2002-03 plans, consolidation of call centers	€466	€932	€5
Consolidation of senior management and administrative and finance department to Reston, Virginia	—	1,116	(52)
Separation costs and severance	568	194	—
Consolidation of the video division	—	—	303
Others	81	—	—
Total restructuring charge	€1,115	€2,242	€256

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

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

Consolidation of North American Call Centers in 2002 and 2003

During 2002, the Company consolidated six call centers to two call centers in North America.

On September 22, 2003, the Company announced that the Chanhassen, Minnesota call center would be closed and all traffic formerly generated in Chanhassen would be re-routed to the Company’s Reston, Virginia call center where the Company has been building a high-capacity call center. This new closing in North America is due to call center automation, in particular the deployment of a new back office operating system and the ongoing move towards automated services.

The changes in the carrying value of accrued restructuring expenses associated with the 2002 and 2003 consolidation plans from December 31, 2002 through December 31, 2003 are as follows:

	Balance at Dec. 31, 2002	Currency translation adjustment	Additions to the accrued restructuring costs	Expenses incurred	Balance at Dec. 31, 2003
Future lease payments under non cancelable operating leases	€2,395	€(335)	—	€(687)	€1,373
Write-offs of leasehold improvements, equipment and other tangible assets	764	(56)	—	(708)	—
Employee severance and related expenses	355	(72)	444	(350)	377
Others	69	(7)	22	(64)	20
Total	€3,583	€(470)	€466	€(1,809)	€1,770

The changes in the carrying value of accrued restructuring expenses associated with the 2002 and 2003 consolidation plans from December 31, 2003 through December 31, 2004 are as follows:

	Balance at Dec. 31, 2003	Currency translation adjustment	Additions to the accrued restructuring costs	Expenses incurred	Balance at Dec. 31, 2004
Future lease payments under non cancelable operating leases	€1,373	€(35)	€406	€(1,152)	€592
Employee severance and related expenses	377	5	18	(382)	18
Others	20	—	—	(20)	—
Total	€1,770	€(30)	€424	€(1,554)	€610

The changes in the carrying value of accrued restructuring expenses associated with the 2002 and 2003 consolidation plans from December 31, 2004 through December 31, 2005 are as follows:

	Balance at Dec. 31, 2004	Currency translation adjustment	Additions to the accrued restructuring costs	Expenses incurred	Balance at Dec. 31, 2005
Future lease payments under non cancelable operating leases	€592	€(77)	—	€(510)	€5
Employee severance and related expenses	18	1	—	(19)	—
Total	€610	€(76)	—	€(529)	€5

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

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

Closing of the Frankfurt, Germany call center

To provide higher levels of customer service and improve operating efficiencies, the Company’s Rödermark, Germany call center was closed in October 2002 and all traffic formerly generated in Frankfurt has been re-routed to the Company’s other European call center, located in the United Kingdom.

Note 13.   Income taxes

The components of the income tax provision (benefit) are as follows:

	Years ended December 31,
	2003	2004	2005
	(restated)	(restated)
Current:	€2,530	€2,507	€1,718
—Domestic	47	118	(11)
—Foreign	2,483	2,389	1,728
Deferred:	(1,256)	72	(1,973)
—Domestic	(548)	400	—
—Foreign	(708)	(328)	(1,973)
Income tax provision (benefit)	€1,274	€2,579	€(255)

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

The provision for income taxes differs from the computed “expected” income tax expense (benefit) using the French statutory tax rate of approximately 34% in 2003, 2004 and 2005, respectively, for the following reasons:

	Years ended December 31,
	2003	2004	2005
	(restated)	(restated)
(Loss) income before taxes	€(20,195)	€(78,368)	€3,606
French statutory tax rate	34.33%	34.33%	33.83%
Income tax (benefit) expense at statutory rate	€(6,933)	€(26,903)	€1,220
Increase (reduction) in taxes resulting from:
Foreign income tax rates different from the French statutory tax rate	4	(1,007)	(134)
Amortization of non-deductible other intangibles	3,107	25	—
Non deductible impairment on goodwill and identifiable intangible assets	1,078	18,333	—
Valuation allowance on deferred tax assets	(4,162)	12,058	(2,328)
Other permanent differences	(128)	74	418
Others	(16)	—	569
Income tax expense (benefit)	€1,274	€2,579	€(255)

The consolidated net deferred tax asset consists of the following:

	December 31,
	2004	2005
	(restated)
Total deferred tax liability associated with intangible assets	€(4,385)	€(3,502)
Net operating losses carried forward:
France	15,672	10,875
United States	27,760	32,252
Canada	3,404	1,905
Singapore	184	181
Japan	143	257
Italy	245	214
Hong Kong	71	39
China	8	10
Total net operating losses	47,487	45,733
Valuation allowance	(42,654)	(40,326)
Other deferred tax assets, net	448	516
Deferred taxes, net	€448	€2,421

The Company does not have any net operating losses in Germany, Australia, Malaysia or any other countries not listed above. The use of a portion of the net operating losses carried forward in the United States and Canada could be limited because of the ownership change that occurred upon acquisition of Vialog in April 2001, Astound in March 2001 and, to a lesser extent, Eureka and Telechoice Deutschland and Eureka Global Teleconferencing Service in Germany in September 2000. Additionally, the Company

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

could have limitations on the utilization of a portion of its NOL carryforwards subject to possible annual limitations due to prior changes in ownership, and the conclusions of in-progress or future tax audits in some countries.

The Company has recorded a valuation allowance against deferred tax assets generated in United States, Australia, Singapore and Hong Kong for all periods presented herein, due to the uncertainty of realization through future operations. The valuation allowance will be reduced at such time as management believes it is more likely than not that the deferred tax assets will be realized. Any reductions in the valuation allowance will reduce future provisions for income tax expense.

The breakdown per expiration date of net operating losses carried forward is as follows:

2008	€5,443
2012–2025 (United States)	106,418
No expiration date (mainly France)	34,460
Total	€146,321

The Company has not provided for U.S. income taxes or foreign withholding taxes of international subsidiaries’ undistributed earnings since the Company considers the undistributed earnings to be indefinitely invested in the foreign entities. Management has decided that the determination of the amount of any unrecognized deferred tax liability for the cumulative undistributed earnings is not practical to determine since it would depend on a number of factors that cannot be known until such time as a decision to repatriate the earnings might be made.

Note 14.   Commitments and contingencies

Lease contracts

The Company leases its facilities under long-term operating lease agreements expiring on various dates through December 2011. The Company also leases equipment (mainly teleconferencing bridges) under long-term operating leases expiring on various dates through December 2006. The rent expenses for long-term operating leases amounted to €8,066, €7,277, and €5,389 in 2003, 2004 and 2005, respectively.

As of December 31, 2005, aggregate minimum lease payments under non-cancelable operating leases and commitments were as follows:

2006	€4,237
2007	2,912
2008	2,254
2009	1,750
2010	827
Thereafter	736
Total	€12,716

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

The Company also leases equipment and cars under capital leases, which expire at various dates through 2007. The amounts of future minimum lease payments under capital leases are as follows:

2006	€4
2007	42
Thereafter	—
46
Less imputed interest	(3)
Present value of future minimum lease payments	43
Less current portion	(4)
Long-term portion	€39

At December 31, 2005, restricted cash included a €0.1 million security deposit securing an equipment lease.

Interest rate swap and knock out cap agreements

On June 29, 2001, the Company entered into a U.S. $57.5 million interest rate swap agreement (the “2001 Swap Agreement”) to hedge its exposure on 50% of its outstanding term loans under the U.S. $125 million credit facility, excluding the U.S. $10 million revolving line of credit, granted in April 2001, denominated in U.S. dollars. The 2001 Swap Agreement converted underlying variable rate debt based on LIBOR USD to fixed rate debt with an interest rate of 5.52%.

The interest-rate swap agreement was designated as a cash flow hedge under SFAS 133 and had a term equal to specific debt obligation. This agreement involved the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The difference to be paid or received as interest rates change was accrued and recognized as an adjustment of interest expense related to the debt. The related amount payable to or receivable from third parties was included in other liabilities or assets. The amount of the interest rate swap’s ineffectiveness was not material. As such, fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates were recognized as comprehensive income or loss. The interest-rate swap agreement expired on April 30, 2004. The Company has no interest rate swap agreements outstanding at December 31, 2004.

The fair value of the 2001 Swap Agreement and changes in the fair value as a result of changes in market interest rates was recognized as comprehensive income or loss. As a result, accumulated other comprehensive income for this interest rate swap agreement included €0 and €781 at December 31, 2004 and 2003, respectively.

On December 11, 2003, the Company entered into a new financial instrument named CAP 6 months 3.00% Knock Out 5.00% (Knock-Out CAP) to hedge its exposure on its outstanding debt denominated in U.S. dollars for the period between May 1, 2004 and October 30, 2008. This new financial instrument replaced the 2001 Swap Agreement that expired on April 30, 2004. The Company paid U.S. $354 for the full period. No other amount will be paid thereafter for this financial instrument because one single payment only is required at the date of the signature.

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

The fair value adjustment of the Knock-Out CAP as a result of changes in market interest rates are recognized as other financial income (expense) as the Company is not able to apply the hedge accounting treatment prescribed under SFAS 133. The financial income recorded in 2003, 2004 and 2005 was €66, €85, and €306, respectively. The fair value of the Knock-Out CAP, classified as other assets on the consolidated balance sheets, amounted to an asset of U.S. $369 (€271) and U.S. $670 (€568) at December 31, 2004, and 2005, respectively.

Tax risk

Management performs a comprehensive review of the Company’s tax positions on an annual basis and accrues amounts for potential tax contingencies. Based on these reviews and the results of discussions and resolutions of these matters with certain tax authorities and the closure of tax years subject to tax audit, reserves are recorded as necessary.

Commitments

The U.S. $125 million credit facility agreement signed on April 20, 2001 with BNP Paribas, CIBC World Markets and Fortis Bank is secured by the following:

•       Stock pledge of shares of Genesys Conferencing Ltd. (UK), Genesys Conferencing A.B. (Sweden) and Genesys Conferencing Inc. (US);

•       Security over some assets such as accounts receivable (U.S. $7,344, equivalent to €5,392) of Genesys Conferencing Inc., including assets previously held by Vialog before the merger with Genesys Conferencing Inc. on January 1, 2002.

The Company also entered into a separate collateral security agreement in favor of a bank amounting to €1,459.

Demand litigation

Genesys S.A. and Genesys Conferencing France S.A.S. have been sued before the Commercial Court of Créteil (France) by Demand S.A. The litigation arose from a commercial dispute regarding the early termination of a Rich Media sales contract that was the subject of a prior settlement agreement. The Company contested each of these claims and counterclaimed for damages and legal fees. On February 28, 2006, the Court dismissed all of the claims made by Demand S.A. and Demand S.A. was ordered to pay fees of €10,000 to the Company and its subsidiary. Demand S.A. has subsequently appealed this decision.

Shareholders agreement of Genesys Teleconferencia Iberia SA

In 1999, the Company entered into a shareholders agreement with the other shareholders of Genesys Teleconferencia Iberia SA, a Spanish joint venture in which the Company currently holds a 20% minority interest. Two other partners, Grupo Multitel SA (formerly Multitel Cable, SA) and Almagro Asesoramiento e Inversiones SA, hold 60% and 20% of the equity of the joint venture, respectively. These partners claimed that the Company was required to purchase their equity interests under the terms of put options in the shareholders agreement and have claimed that the put option price should be approximately €5.3 million.

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

In accordance with the shareholders agreement, the Company commenced arbitration proceedings against the other partners primarily regarding the validity of the put options and valuation methodology of the purchase price. On January 25, 2006, the arbitrators ruled that the other partners’ put options were valid. The arbitrators set the purchase price at €4.8 million, which was less than the €5.3 million (plus interest and costs) claimed by the Company’s partners.

On February 10, 2006, the Company purchased the remaining 80% interest in the subsidiary that it did not previously own. The Company paid the purchase price of €4.8 million in cash using the additional revolving amount under its principal credit facility prior to the recapitalization. This amount was repaid with a portion of the proceeds of the equity offering completed on February 22, 2006. The purchase price allocation has not been finalized.

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

In the United States, the Company sponsors two defined contribution plans that qualify under section 401(k) of the Internal Revenue Code (GCI Plan and Vialog Plan). During 2002, 2003 and 2004, the Company made contributions of approximately U.S. $417 (equivalent to €441), U.S. $251 (equivalent to €221) and U.S. $366 (equivalent to €294) respectively, to these plans. Employees who are not former Vialog employees are eligible to enroll in the GCI Plan and may contribute up to 20% of their eligible wages into this Plan, so long as the total contributions do not exceed dollar limits established under IRS regulations. The Company matches 20% of the employee contributions under the GCI Plan. Former Vialog employees participate in the Vialog Plan and may contribute up to 15% of pre-tax annual compensation, as defined in this separate Plan, so long as the total contributions do not exceed dollar limits established under IRS regulations. The Company, under the Vialog Plan, matches 50% of the participant’s contribution up to a maximum of 6% of the participant’s compensation.

Effective January 1, 2003, the Vialog Plan was terminated and former Vialog employees who participated in the Vialog Plan were merged into and became participants in the GCI Plan. Effective February 1, 2004, all employees in the United States are in the same Genesys Plan with a Company match of 50% of the participant’s contribution, up to a maximum of 6% of the participant’s compensation. Total contributions cannot exceed dollar limits established under IRS regulations, which is currently set at U.S. $15 annually.

In the UK, the Company has defined contribution plans whose assets are held separately from those of the Company. Costs recognized for these plans were €260, €228 and €281 in 2003, 2004 and 2005, respectively.

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

French law also requires payment of a lump sum retirement indemnity to all employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. There is no formal plan and no funding of the obligation is required. At December 31, 2005, the Company had recognized the actuarially determined obligation of €358.

Note 16.   Revenues

Revenue consists of the following:

	Years ended December 31,
	2003	2004	2005
Services:
Genesys Meeting Center	€108,272	€104,595	€110,672
Genesys Event Service	44,579	29,582	27,965
Other	6,648	4,861	3,292
Total	€159,500	€139,038	€141,929

Note 17.   Segment and geographic information

The Company and its subsidiaries currently operate in three reportable segments: North America, Europe, and Asia-Pacific. Management makes key decisions and evaluates performance of the Company based on these segments. Transfers between segments are accounted for at amounts that are generally above cost and consistent with the rules and regulations of governing tax authorities. Such transfers are eliminated in the consolidated financial statements. Corporate items include non-operating overhead and research and development expenditures. Corporate assets mainly include telecommunications equipment.

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

The following is a summary of operations by segment for the years ended December 31, 2003, 2004 and 2005:

	North America	Europe	Asia-Pacific	Corporate	Total
2003
Revenue	€92,944	€58,288	€8,268	—	€159,500
Gross profit	52,312	45,116	4,929	—	102,357
Operating (loss) income	(12,298)	21,658	1,003	(26,079)	(15,716)
Net interest (expense) income	(870)	(681)	120	(3,070)	(4,501)
Equity in income of affiliated company	—	22	—	—	22
(Loss) income before tax	(13,168)	20,999	1,123	(29,149)	(20,195)
Income tax credit (expense) (restated)	708	(1,914)	(30)	(38)	(1,274)
Total assets	117,586	67,241	4,777	24,233	213,837
Depreciation and amortization of property and equipment	3,887	1,724	373	4,861	10,845
Amortization of intangibles	8,822	773	—	—	9,595
Impairment of goodwill and intangibles	28,057	—	—	—	28,057
Purchases of property and equipment	6,014	1,638	706	1,101	9,459
2004
Revenue	€71,613	€57,329	€10,096	—	€139,038
Gross profit	36,111	43,632	6,199	—	85,942
Operating (loss) income	(68,697)	23,825	1,105	(27,678)	(71,445)
Net interest (expense) income	(2,114)	(13)	85	(4,952)	(6,994)
Equity in income of affiliated company	—	71	—	—	71
(Loss) income before tax	(70,811)	23,883	1,190	(32,630)	(78,368)
Income tax (expense) credit (restated)	(111)	(2,549)	(49)	130	(2,579)
Total assets	30,860	59,235	5,443	10,574	106,112
Depreciation and amortization of property and equipment	3,439	1,931	365	4,163	9,898
Amortization of intangibles	4,599	783	—	—	5,382
Impairment of goodwill and intangibles	75,401	—	—	—	75,401
Purchases of property and equipment (*)	2,794	1,751	570	934	6,049
2005
Revenue	€70,764	€58,851	€12,314	—	€141,929
Gross profit	39,813	44,499	7,620	—	91,932
Operating income (loss)	10,890	24,424	2,831	(26,281)	11,864
Net interest (expense) income	(3,416)	(283)	132	(4,759)	(8,326)
Equity in income of affiliated company	—	68	—	—	68
Income (loss) before tax	7,474	24,209	2,963	(31,040)	3,606
Income tax credit (expense)	1,901	(3,853)	(374)	2,581	255
Total assets	32,402	50,317	5,891	10,551	99,161
Depreciation and amortization of property and equipment	3,253	1,350	341	3,593	8,537
Amortization of intangibles	2,802	778	—	—	3,580
Purchases of property and equipment	2,850	907	362	2,232	6,351

(*)             Compared to the amount of €3,894 disclosed on the line “purchases of property and equipment” on the 2004 Statement of Cash Flows, the amount of €6,049 disclosed above includes the following:

•        Equipment acquired under capital lease for €344; and

•        Equipment prepaid in 2003 but only installed in 2004 for €1,811.

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

Geographic area information:

	United States	England	France	Nordic	Australia	Other foreign countries	Total
2003
Revenue	€92,851	€25,022	€12,749	€9,957	€5,083	€13,838	€159,500
Property and equipment, net	12,813	7,870	2,150	915	865	2,671	27,284
2004
Revenue	€71,565	€22,303	€13,614	€9,630	€6,387	€15,539	€139,038
Property and equipment, net	9,860	2,043	1,281	471	816	7,895	22,366
2005
Revenue	€70,712	€13,891	€32,379	€5,024	€7,250	€12,673	€141,929
Property and equipment, net	9,788	1,610	930	275	727	8,628	21,958

Note 17.   Subsequent events

On January 27, 2006, the Company’s principal credit facility was amended as part of a financial recapitalization. This amendment became effective upon the closing of the Company’s issuance of new shares. The amendment requires the Company to use commercially reasonable efforts to refinance the credit facility. To satisfy this requirement, the Company will not be required to enter into a refinancing arrangement that provides for interest terms at an average rate greater than LIBOR + 4.0% per annum, that contains other commercially unreasonable terms, or includes one of the Company’s existing lenders. If the Company fails to refinance the credit facility in full by October 31, 2006, the Company will pay interest at 1.0% per annum above the rate it currently pays from November 1, 2006 to April 30, 2007, at 2.0% per annum above the rate it currently pays from May 1, 2007 to October 31, 2007, at 3.0% per annum above the rate it currently pays from November 1, 2007 to April 30, 2008, and at 4.0% per annum above the rate it currently pays from May 1, 2008 to October 31, 2008. See Note 8.

On February 22, 2006, the Company successfully completed a U.S. $65 million (approximately €53.6 million) equity offering. On a pro forma basis, adjusting for the net proceeds from the equity offering, the Company’s net debt position as of December 31, 2005 was approximately €32.4 million and shareholders’ equity was approximately €31.9 million. Under its existing and amended credit facility, the Company will have approximately €1.0 million of scheduled debt repayments in 2006. See Note 10.

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data when indicated)

The table below summarizes the Company’s actual cash, long-term debt and capitalization at December 31, 2005, and as adjusted to reflect the issuance of 51,490,530 new shares at the offering price of €1.04 per share and the application of the net proceeds thereof, before deducting expenses payable by the Company:

	At December 31, 2005
	Actual	As adjusted (1)
	(unaudited)
Cash and cash equivalents	€5,789	€5,789
Current portion of long-term debt	13,563	1,096
Long-term portion of long-term debt	62,474	32,495
Shareholders’ equity (deficit)
Ordinary shares	18,308	69,798
Ordinary shares to be issued	65	65
Additional paid-in capital	197,129	191,233
Accumulated other comprehensive income	14,910	14,910
Accumulated deficit	(238,079)	(238,079)
Treasury shares	(751)	(751)
Total shareholders’ equity (deficit)	(8,418)	37,176
Total capitalization	54,056	69,711
Number of shares issued and outstanding	18,307,756	69,798,286
Number of shares to be issued (2)	65,067	65,067

(1)             $6 million of the net proceeds of the issuance of the new shares will be used to repay a drawdown that was made after December 31, 2005. The “as adjusted” figures reflect the repayment of an additional $50 million of debt and the new repayment schedule as per the amendment to the principal credit facility signed on January 27, 2006.

(2)             Represents convertible notes issued in connection with the acquisition of Astound in 2001. See Note 9.

On January 25, 2006, the Company released updated information regarding the shareholders’ agreement of its subsidiary Genesys Teleconferencia Iberia S.A. (“Genesys Iberia”). This update is detailed in Note 14—Commitments and contingencies.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GENESYS S.A.
By	/s/ FRANÇOIS LEGROS
Name: François Legros
Title: Chairman and Chief Executive Officer
Date: May 18, 2006

Exhibit Index

Documents filed as exhibits to this annual report:

1.1	Bylaws (statuts) of Genesys (English translation) (as amended by the General Meeting on June 28, 2005 and to reflect the results of our February 2006 recapitalization).
2.1	Form of Deposit Agreement (incorporated herein by reference to Exhibit A to the Registration Statement on Form F-6 relating to our American Depositary Shares).
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

4.4

Excerpt from the Minutes of Genesys’ Compensation Committee, dated June 5, 2003, relating to the termination payments to be made to Mr. François Legros in the event of his termination or resignation (incorporated herein by reference to Exhibit 4.4 of our annual report on Form 20-F for the year ended December 31, 2003 as filed with the SEC on April 28, 2004).

4.5

Amendment to our U.S. $125 million Credit Facility dated August 6, 2004 (incorporated herein by reference to Exhibit 4.5 of our annual report on Form 20-F for the year ended December 31, 2004 as filed with the SEC on May 2, 2005).

4.6	Amended and Restated Credit Facility dated January 27, 2006 (incorporated herein by reference to Exhibit 99.1 to our Form 6-K filed with the SEC on January 27, 2006).
8.1	For a list of our significant subsidiaries, see Item 4 “Information on the Company—Organizational Structure.”
11.1

Financial code of ethics, required by Item 16B (incorporated herein by reference to Exhibit 11.1 of our annual report on Form 20-F for the year ended December 31, 2003 as filed with the SEC on April 28, 2004).

12.1	Certifications by François Legros, Chairman and Chief Executive Officer, and Michael E. Savage, Chief Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications by François Legros, Chairman and Chief Executive Officer, and Michael E. Savage, Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Report of the Chairman of the Board of Directors for 2003 as required by Art. 117 of the French Financial Security Law (Loi de Sécurité Financière) (English Translation).
99.2	Codes of Business Conduct and Ethics (required by Nasdaq Marketplace Rule 4350(n)).